Form 10-K, Exhibit 13
period 2008-12-31
Philip Morris International Inc.
filed 2009-02-26
CIK 1413329

Exhibit 13

FINANCIAL REVIEW

Financial Contents

page 21	Management’s Discussion and Analysis of Financial Condition and Results of Operations

page 47	Selected Financial Data — Five-Year Review

page 48	Consolidated Balance Sheets

page 50	Consolidated Statements of Earnings

page 51	Consolidated Statements of Stockholders’ Equity

page 52	Consolidated Statements of Cash Flows

page 54	Notes to Consolidated Financial Statements

page 83	Report of Independent Registered Public Accounting Firm

page 84	Report of Management on Internal Control Over Financial Reporting

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Description of Our Company

We are a holding company whose subsidiaries and affiliates, and their licensees, are engaged in the manufacture and sale of cigarettes and other tobacco products in markets outside the United States of America. We manage our business in four segments:

•	European Union;

•	Eastern Europe, Middle East and Africa (“EEMA”);

•	Asia; and

•	Latin America & Canada.

Our products are sold in approximately 160 countries and, in many of these countries, they hold the number one or number two market share position. We have a wide range of premium, mid-price and low-price brands. Our portfolio comprises international and local brands.

We use the term net revenues to refer to our operating revenues from the sale of our products, net of sales and promotion incentives. Our net revenues and operating income are affected by various factors, including the volume of products we sell, the price of our products, changes in currency exchange rates and the mix of products we sell. Mix is a term used to refer to the proportionate value of premium price brands to mid-price or low price brands in any given market (product mix). Mix can also refer to the proportion of volume in more profitable markets versus volume in less profitable markets (geographic mix). We are often required to collect excise taxes from our customers and then remit them to local governments, and, in those circumstances, we include excise taxes as a component of net revenues and as part of our cost of sales. Aside from excise taxes, our cost of sales consists principally of tobacco leaf, non-tobacco raw materials, labor and manufacturing costs.

Our marketing, administration and research costs include the costs of marketing our products, other costs generally not related to the manufacture of our products, and costs incurred to develop new products. The most significant components of our marketing, administration and research costs are selling and marketing expenses, which relate to the cost of our sales force as well as to the advertising and promotion of our products.

We are a legal entity separate and distinct from our direct and indirect subsidiaries. Accordingly, our right, and thus the right of our creditors and stockholders, to participate in any distribution of the assets or earnings of any subsidiary is subject to the prior claims of creditors of such subsidiary, except to the extent that claims of our company itself as a creditor may be recognized. As a holding company, our principal sources of funds, including funds to make payment on the debt securities, are from the receipt of dividends and repayment of debt from our subsidiaries. Our principal wholly-owned and majority-owned subsidiaries currently are not limited by long-term debt or other agreements in their ability to pay cash dividends or to make other distributions with respect to their common stock.

As further discussed in Note 5 to the consolidated financial statements, in 2008, we purchased Rothmans Inc., which is located in Canada. As a result, we changed the name of the Latin America segment to the Latin America & Canada segment.

Prior to 2008, certain of our subsidiaries reported their results up to ten days before the end of December, rather than on December 31. In 2008, these subsidiaries moved to a December 31 closing date. As a result, certain prior years’ amounts have been revised to reflect this change, which resulted in an adjustment to retained earnings of $198 million as of January 1, 2006. The effect of this change was not material to our consolidated financial position, results of operations or operating cash flows in any of the periods presented.

Separation from Altria Group, Inc.

Prior to March 28, 2008, we were a wholly-owned subsidiary of Altria Group, Inc. (“Altria”). On January 30, 2008, the Altria Board of Directors announced Altria’s plans to spin off all of its interest in PMI to Altria’s stockholders in a tax-free distribution pursuant to Section 355 of the U.S. Internal Revenue Code. The distribution of all of the PMI shares owned by Altria (the “Spin-off”) was made on March 28, 2008 (the “Distribution Date”) to stockholders of record as of the close of business on March 19, 2008 (the “Record Date”). Altria distributed one share of our common stock for each share of Altria common stock outstanding on the Record Date.

Holders of Altria stock options were treated similarly to public stockholders and, accordingly, had their stock awards split into two instruments. Holders of Altria stock options received the following stock options, which, immediately after the Spin-off, had an aggregate intrinsic value equal to the intrinsic value of the pre-spin Altria options:

•	a new PMI option (issued by us) to acquire that number of shares of our common stock equal to the number of Altria options held by such person on the Distribution Date; and

•	an adjusted Altria option for the same number of shares of Altria common stock with a reduced exercise price.

As stipulated by the Employee Matters Agreement, the exercise price of each option was set to reflect the relative market values of PMI and Altria shares by allocating the price of Altria common stock before the distribution ($73.83) to PMI shares ($51.44) and Altria shares ($22.39), and then multiplying each of these allocated values by the Option Conversion Ratio. The Option Conversion Ratio is equal to the exercise price of the Altria option, prior to any adjustment for the distribution, divided by $73.83. As a result, the new PMI option and the adjusted Altria option have an aggregate intrinsic value equal to the intrinsic value of the pre-split Altria option.

Holders of Altria restricted stock or deferred stock awarded prior to January 30, 2008, retained their existing awards and received the same number of shares of our restricted or deferred stock. The restricted stock and deferred stock will not vest until the completion of the original restriction period (typically, three years from the date of the original grant). Recipients of Altria’s deferred stock awarded on January 30, 2008, who were employed by Altria after the Distribution Date, received additional shares of deferred stock of Altria to preserve the intrinsic value of the award. Recipients of Altria’s deferred stock awarded on January 30, 2008, who were employed by us after the Distribution Date, received substitute shares of our deferred stock to preserve the intrinsic value of the award.

To the extent that employees of Altria and its remaining subsidiaries received our stock options, Altria reimbursed us in cash for the Black-Scholes fair value of the stock options received. To the extent that our employees held Altria stock options, we reimbursed Altria in cash for the Black-Scholes fair value of the stock options. To the extent that employees of Altria and its remaining subsidiaries received PMI deferred stock, Altria paid to us the fair value of the PMI deferred stock less the value of projected forfeitures. To the extent that our employees held Altria restricted stock or deferred stock, we reimbursed Altria in cash for the fair value of the restricted or deferred stock less the value of projected forfeitures and any amounts previously charged to us for the restricted or deferred stock. Based upon the number of Altria stock awards outstanding at the Distribution Date, the net amount of these reimbursements resulted in a payment of $449 million from Altria to us. This reimbursement from Altria is reflected as an increase to our additional paid-in capital on the December 31, 2008 consolidated balance sheet.

Prior to the Spin-off, we were included in Altria’s consolidated federal income tax return, and federal income tax contingencies were recorded as liabilities on Altria’s balance sheet. In April 2008, Altria reimbursed us in cash for these liabilities, which were $97 million.

Prior to the Spin-off, certain of our employees participated in the U.S. benefit plans offered by Altria. After the Distribution Date, we began to provide the benefits previously provided by Altria. As a result, we established new plans, and the related plan assets (to the extent that the benefit plans were previously funded) and liabilities have been transferred to the new plans. The transfer of these benefits resulted in our recording additional liabilities of $103 million in our consolidated balance sheet, partially offset by the related deferred tax assets ($22 million) and an adjustment to stockholders’ equity ($26 million). During 2008, we received cash of $55 million from Altria related to the transfer of these plans.

A subsidiary of Altria provided us with certain corporate services at cost plus a management fee. After the distribution, we undertook these activities, and services provided to us ceased in 2008. All intercompany accounts with Altria were settled in cash. As shown in the table below, the settlement of the intercompany accounts (including the amounts discussed above related to stock awards, tax contingencies and benefit plan liabilities) resulted in a net payment from Altria to us of $275 million.

(in millions)
Modifications to Altria Group, Inc. stock awards	$449
Transfer of federal income tax contingencies	97
Transfer of employee benefit plan liabilities	55
Settlement of intercompany account (primarily taxes)	(326)

Net amount received from Altria Group, Inc. and affiliates	$275

For additional information regarding our transactions with Altria Group, Inc. and affiliates after the Spin-off, see Note 3 to our consolidated financial statements.

As part of the Spin-off, we paid to Altria $4.0 billion in special dividends in addition to our normal dividends to Altria. We paid $3.1 billion of these special dividends in 2007 and the remaining $900 million in the first quarter of 2008.

The shares issued as of the Distribution Date equal the number of shares of Altria stock outstanding on the Record Date. As a result, on the Distribution Date, we had 2,108,901,789 shares of common stock outstanding. The same number of shares is being used for both diluted earnings per share and basic earnings per share for all periods prior to the Distribution Date as no PMI equity awards were outstanding prior to the Distribution Date.

Executive Summary

The following executive summary is intended to provide you with the significant highlights from the Discussion and Analysis that follows.

•        Consolidated Operating Results — The changes in our reported net earnings and diluted earnings per share (“Diluted EPS”) for the year ended December 31, 2008, from the comparable 2007 amounts, were as follows:

(in millions, except per share data)	Net Earnings	Diluted EPS
For the year ended December 31, 2007	$6,038	$2.86

2007 Asset impairment and exit costs	152	0.07
2007 Tax items	(68)	(0.03)
2007 Gain on sale of a business	(14)	(0.01)

Subtotal of 2007 items	70	0.03

2008 Asset impairment and exit costs	(54)	(0.02)
2008 Equity loss from RBH legal settlement	(124)	(0.06)
2008 Tax items	175	0.08

Subtotal of 2008 items	(3)	—

Currency	306	0.15
Interest	(204)	(0.09)
Lower shares outstanding		0.05
Change in tax rate	(11)	(0.01)
Operations	694	0.33

For the year ended December 31, 2008	$6,890	$3.32

See the discussion of events affecting the comparability of statement of earnings amounts in the Consolidated Operating Results section of the following Discussion and Analysis.

•        Asset Impairment and Exit Costs — We recorded pre-tax asset impairment and exit costs primarily related to the streamlining of various administrative functions and operations. During 2008, we recorded pre-tax asset impairment and exit costs of $84 million ($54 million after-tax). During 2007, we recorded pre-tax asset impairment and exit costs of $208 million ($152 million after-tax). For further details on the asset impairment and exit costs, see Note 4 to our consolidated financial statements.

•        Equity Loss From RBH Legal Settlement — In the second quarter of 2008, we recorded a $124 million charge related to the Rothmans, Benson & Hedges Inc. (“RBH”) legal settlement with the Government of Canada and all ten provinces. This charge was included in the operating companies income of the Latin America & Canada segment. For further details on the equity loss from RBH legal settlement, see Note 16 to our consolidated financial statements.

•        Gain on Sale of a Business — During 2007, we sold our leasing business, which was managed by Philip Morris Capital Corporation (“PMCC”), Altria’s financial services subsidiary, for a pre-tax gain of $52 million ($14 million after-tax).

•        Currency — The favorable currency impact is due primarily to the weakness of the U.S. dollar versus the Euro, Japanese yen, Russian ruble and Turkish lira. In the fourth quarter of 2008, there was an appreciation of the U.S. dollar against the Euro and many emerging market currencies, in particular the Russian ruble, the Turkish lira, the Indonesian rupiah, the Mexican peso and the Ukrainian hryvnia. The appreciation of the U.S. dollar had an adverse impact on our earnings during the fourth quarter of 2008.

•        Interest — The unfavorable impact of interest was due primarily to higher average debt levels.

•        Lower Shares Outstanding — The favorable impact of lower shares outstanding was due primarily to repurchases of our common stock pursuant to the $13.0 billion two-year share repurchase program (106.8 million shares repurchased at a cost of $5.4 billion), partially offset by share issuances to satisfy stock awards (5.6 million shares).

•        Income Taxes — Our effective income tax rate for 2008 decreased 0.8 percentage points to 28.1%. The 2008 tax rate included the adoption of U.S. income tax regulations proposed in 2008 ($154 million) and the enacted reduction of future corporate income tax rates in Indonesia ($67 million), partially offset by the current non-deductibility of the $124 million charge related to the RBH legal settlement with the Government of Canada and all ten provinces, and the tax cost of a legal entity restructuring ($45 million). In 2007, we recorded tax benefits of $27 million related to the reduction of deferred tax liabilities resulting from future lower tax rates enacted in Germany. Based upon tax regulations in existence at December 31, 2008, we estimate that our ongoing effective tax rate will be approximately 29% to 30%.

•        Operations — The increase in reported earnings from our operations was due primarily to the following:

•	Eastern Europe, Middle East and Africa. Higher income due primarily to higher pricing and higher volume/mix, partially offset by higher marketing, administration and research costs;

•	Asia. Higher income due primarily to higher pricing and higher volume/mix, partially offset by higher marketing, administration and research costs;

•	European Union. Higher income due primarily to higher pricing and the favorable impact of an acquisition, partially offset by lower volume/mix; and

•

Latin America & Canada. Higher income due primarily to higher pricing, the favorable impact of acquisitions and higher volume/mix, partially offset by higher marketing, administration and research costs (including the $61 million charge related to a previous distribution agreement in Canada).

For further details, see the Consolidated Operating Results and Operating Results by Business Segment sections of the following Discussion and Analysis.

•        2009 Forecasted Results — On February 4, 2009, we announced our forecast for 2009 full-year diluted EPS, to be in a range of $2.85 to $3.00 versus $3.32 in 2008. This forecast was based on prevailing exchange rates at the beginning of February 2009. The 2009 forecasted diluted EPS includes a negative currency impact of $0.80 per share compared to 2008. On a constant currency basis, the 2009 guidance is projected to increase by 10% to 14% over the full-year diluted EPS for 2008. This guidance excludes the impact of any potential future acquisition, asset impairment and exit cost charges, and any other unusual events. The factors described in the Cautionary Factors That May Affect Future Results section of the following Discussion and Analysis represent continuing risks to this forecast.

Discussion and Analysis

Critical Accounting Policies and Estimates

Note 2 to our consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements. In most instances, we must use a particular accounting policy or method because it is the only one that is permitted under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of financial statements requires that we use estimates and assumptions that affect the reported amounts of our assets, liabilities, net revenues and expenses, as well as our disclosure of contingencies. If actual amounts differ from previous estimates, we include the revisions in our consolidated results of operations in the period during which we know the actual amounts. Historically, aggregate differences, if any, between our estimates and actual amounts in any year have not had a significant impact on our consolidated financial statements.

The selection and disclosure of our critical accounting policies and estimates have been discussed with our Audit Committee. The following is a discussion of the more significant assumptions, estimates, accounting policies and methods used in the preparation of our consolidated financial statements:

•        Revenue Recognition — As required by U.S. GAAP, we recognize revenues, net of sales and promotion incentives. Our net revenues include excise taxes and shipping and handling charges billed to our customers. Our net revenues are recognized upon shipment or delivery of goods when title and risk of loss pass to our customers. We record excise taxes and shipping and handling costs paid to third parties as part of cost of sales.

•        Depreciation, Amortization and Goodwill Valuation — We depreciate our property, plant and equipment and amortize our definite life intangible assets on a straight-line basis over their estimated useful lives.

We are required to conduct an annual review of goodwill and indefinite lived intangible assets for potential impairment. Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between the fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value. These calculations may be affected by interest rates, general economic conditions and projected growth rates. In 2008, 2007 and 2006, we did not have to record a charge to earnings for an impairment of goodwill or other intangible assets as a result of our annual review.

•        Marketing and Advertising Costs — As required by U.S. GAAP, we record marketing costs as an expense in the year to which costs relate. We do not defer amounts on our balance sheet. We expense advertising costs during the year in which the costs are incurred. We record consumer incentives and trade promotion costs as a reduction of revenues during the year in which these programs are offered, relying on estimates of utilization and redemption rates that have been developed from historical information. Such programs include, but are not limited to, discounts, rebates, in-store display incentives and volume-based incentives. For interim reporting purposes, advertising and certain consumer incentives are charged to earnings as a percentage of sales, based on estimated sales and related expenses for the full year.

•        Employee Benefit Plans — As discussed in Note 12 to our consolidated financial statements, we provide a range of benefits to our employees and retired employees, including pensions, postretirement health care and postemployment benefits (primarily severance). We record annual amounts relating to these plans based on calculations specified by U.S. GAAP. These calculations include various actuarial assumptions, such as discount rates, assumed rates of return on plan assets, compensation increases and turnover rates. We review actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. As permitted by U.S. GAAP, any effect of the modifications is generally amortized over future periods. We believe that the assumptions utilized in recording our obligations under these plans are reasonable based upon advice from our actuaries.

At December 31, 2008, we adopted the measurement date change provision of Statement of Financial Accounting Standards (“SFAS”) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” This provision of SFAS No. 158 requires us to measure plan assets and benefit obligations as of the date of our fiscal year-end statement of financial position. In accordance with SFAS No. 158, the change of measurement date resulted in a net charge to stockholders’ equity of $9 million.

At December 31, 2008, our discount rate was 6.10% for our U.S. pension and postretirement plans. Our weighted average discount rate assumption for our non-U.S. pension plans slightly increased to 4.68%, from 4.66% at December 31, 2007. Our weighted average discount rate assumption for our non-U.S. postretirement plans was 5.82% at December 31, 2008. We presently anticipate that assumption changes, coupled with the amortization of deferred gains and losses, will result in an increase for 2009 in pre-tax U.S. and non-U.S. pension and postretirement expense of approximately $60 million as compared with 2008, excluding amounts in 2008 related to early retirement programs. A fifty basis point decrease in our discount rate would increase our 2009 pension and postretirement expense by approximately $27 million, whereas a fifty basis point increase in our discount rate would decrease our 2009 pension and postretirement expense by approximately $26 million. Similarly, a fifty basis point decrease (increase) in the expected return on plan assets would increase (decrease) our 2009 pension expense by approximately $18 million.

See Note 12 to our consolidated financial statements for a sensitivity discussion of the assumed health care cost trend rates.

•        Income Taxes — We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Prior to the Distribution Date, we were a wholly-owned subsidiary of Altria. We participated in a tax-sharing agreement with Altria for U.S. tax liabilities, and our accounts were included with those of Altria for purposes of its U.S. federal income tax return. Under the terms of the agreement, taxes were computed on a separate company basis. To the extent that we generated foreign tax credits, capital losses and other credits that could not be utilized on a separate company basis, but were utilized in Altria’s consolidated U.S. federal income tax return, we would recognize the resulting benefit in the calculation of our provision for income taxes. There were no such benefits for the years ended December 31, 2007 and 2006. We made payments to, or were reimbursed by, Altria for the tax effects resulting from our inclusion in Altria’s consolidated United States federal income tax return. On March 28, 2008 (the Distribution Date), we entered into a Tax Sharing Agreement with Altria. The Tax Sharing Agreement generally governs Altria’s and our respective rights, responsibilities and obligations for pre-distribution periods and for potential taxes on the Spin-off. With respect to any potential tax resulting from the Spin-off, responsibility for the tax will be allocated to the party that acted (or failed to act) in a manner which resulted in the tax. Beginning March 31, 2008, we are no longer a member of the Altria consolidated tax return group, and we will file our own federal income tax return.

Income tax provisions for jurisdictions outside the United States, as well as state and local income tax provisions, are determined on a separate company basis and the related assets and liabilities are recorded in our consolidated balance sheets.

The tax rates are based on our full-year geographic earnings mix projections and cash repatriation plans. Changes in earnings mix or in cash repatriation plans could have an impact on the effective tax rates which we monitor each quarter. Significant judgment is required in determining income tax provisions and in evaluating tax positions.

•        Hedging — As discussed below in “Market Risk,” we use derivative financial instruments principally to reduce exposures to market risks resulting from fluctuations in foreign currency exchange rates by creating offsetting exposures. For derivatives that we have elected to apply hedge accounting to, we meet the requirements of U.S. GAAP. As a result, gains and losses on these derivatives are deferred in accumulated other comprehensive earnings (losses) and recognized in the consolidated statement of earnings in the periods when the related hedged transaction is also recognized in operating results. If we had elected not to use and comply with the hedge accounting provisions permitted under U.S. GAAP, gains (losses) deferred in stockholders’ equity as of December 31, 2008, 2007 and 2006, would have been recorded in our net earnings.

•        Impairment of Long-Lived Assets — We review long-lived assets, including amortizable intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. We perform undiscounted operating cash flow analyses to determine if an impairment exists. These analyses are affected by interest rates, general economic conditions and projected growth rates. For purposes of recognition and measurement of an impairment of assets held for use, we group assets and liabilities at the lowest level for which cash flows are separately identifiable. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

•        Contingencies — As discussed in Note 18 to our consolidated financial statements, legal proceedings covering a wide range of matters are pending or threatened against us and/or our subsidiaries, and indemnitees of our subsidiaries in various jurisdictions. We and our subsidiaries record provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. The variability in pleadings in multiple jurisdictions, together with the actual experience of management in litigating claims, demonstrate that the monetary relief that may be specified in a lawsuit bears little relevance to the ultimate outcome. Much of the litigation is in its early stages and litigation is subject to uncertainty. At the present time, while it is reasonably possible that an unfavorable outcome in a case may occur, (i) management has concluded that it is not probable that a loss has been incurred in any of the pending tobacco-related cases; (ii) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome of any of the pending tobacco-related cases; and (iii) accordingly, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes, if any. Legal defense costs are expensed as incurred.

Consolidated Operating Results

See pages 44 to 46 for a discussion of Cautionary Factors That May Affect Future Results. Our cigarette volume, net revenues, excise taxes on products and operating companies income by segment were as follows:

(in millions)	2008	2007	2006
Cigarette Volume
European Union	243,451	257,541	258,145
Eastern Europe, Middle East and Africa	303,205	290,310	288,285
Asia	223,724	211,480	193,380
Latin America & Canada	99,377	89,307	89,490

Total cigarette volume	869,757	848,638	829,300

(in millions)	2008	2007	2006
Net Revenues
European Union	$30,265	$26,829	$23,745
Eastern Europe, Middle East and Africa	14,817	12,166	10,012
Asia	12,222	11,097	10,139
Latin America & Canada	6,336	5,151	4,406

Net revenues	$63,640	$55,243	$48,302

(in millions)	2008	2007	2006
Excise Taxes on Products
European Union	$20,577	$17,994	$15,869
Eastern Europe, Middle East and Africa	7,313	5,820	4,387
Asia	6,037	5,449	4,634
Latin America & Canada	4,008	3,170	2,643

Excise taxes on products	$37,935	$32,433	$27,533

(in millions)	2008	2007	2006
Operating Income
Operating companies income:
European Union	$4,738	$4,195	$3,500
Eastern Europe, Middle East and Africa	3,119	2,431	2,080
Asia	2,057	1,803	1,847
Latin America & Canada	520	514	1,013
Amortization of intangibles	(44)	(28)	(23)
General corporate expenses	(142)	(73)	(67)
Gain on sale of leasing business		52

Operating income	$10,248	$8,894	$8,350

As discussed in Note 11 to our consolidated financial statements, we evaluate segment performance and allocate resources based on operating companies income, which we define as operating income before general corporate expenses and amortization of intangibles. We believe it is appropriate to disclose this measure to help investors analyze the business performance and trends of our various business segments.

The following events that occurred during 2008, 2007 and 2006 affected the comparability of our statement of earnings amounts:

•        Asset Impairment and Exit Costs — For the years ended December 31, 2008, 2007 and 2006, pre-tax asset impairment and exit costs by segment were as follows:

(in millions)	2008	2007	2006
Separation programs:
European Union	$66	$137	$99
Eastern Europe, Middle East and Africa		12	2
Asia		28	19
Latin America & Canada	3	18	1

Total separation programs	69	195	121

Asset impairment:
European Union			5

Contract termination charges:
Eastern Europe, Middle East and Africa	1
Asia	14

Total contract termination charges	15	—	—

General corporate		13

Asset impairment and exit costs	$84	$208	$126

For further details on asset impairment and exit costs, see Note 4 to our consolidated financial statements.

•        Equity Loss from RBH Legal Settlement — As discussed in Note 16 to our consolidated financial statements, the operating companies income of the Latin America & Canada segment in 2008 includes a $124 million charge related to the RBH legal settlement with the Government of Canada and all ten provinces.

•        Charge Related to Previous Distribution Agreement in Canada — During the third quarter of 2008, we recorded a pre-tax charge of $61 million related to a previous distribution agreement in Canada. This charge was recorded in the operating companies income of the Latin America & Canada segment.

•        Gains on Sales of Businesses — During 2007, we sold our leasing business, managed by PMCC, for a pre-tax gain of $52 million. During 2006, operating companies income of the Latin America & Canada segment included a pre-tax gain of $488 million related to the exchange of our interest in a beer business in the Dominican Republic in return for cash proceeds of $427 million and 100% ownership of the Dominican Republic cigarette business.

•        Italian Antitrust Charge — During the first quarter of 2006, we recorded a $61 million charge related to an Italian antitrust action. This charge was included in the operating companies income of the European Union segment.

•        Acquisitions — For details on acquisitions, see Note 5 to our consolidated financial statements.

2008 compared with 2007

The following discussion compares our consolidated operating results for the year ended December 31, 2008, with the year ended December 31, 2007.

Cigarette volume of 869.8 billion units increased 21.1 billion units or 2.5%. This increase was due in part to acquisitions in Pakistan, Mexico and Canada. Excluding acquisitions, our shipment volume was up 1.0%, benefiting from strong performances in EEMA, Asia and Latin America & Canada, partially offset by decreases in the European Union. The performance in the European Union was adversely affected by a decline in the total market, the build-up of trade inventories in the Czech Republic in the fourth quarter of 2007 in anticipation of the January 2008 excise tax increase, and the impact of tax-driven pricing in Poland. Absent the distortions in the Czech Republic and Poland, PMI cigarette shipment volume in the European Union declined by 2.9%.

We achieved market share gains in a number of markets, including Algeria, Argentina, Australia, Belgium, Brazil, Bulgaria, Canada, the Czech Republic, the Dominican Republic, Egypt, Germany, Greece, Hungary, Indonesia, Korea, Mexico, the Netherlands, Romania, Russia, Turkey, Ukraine and the United Kingdom.

Total cigarette shipments of Marlboro of 310.7 billion units were up 0.2%, with a combined growth in EEMA, Asia, and Latin America & Canada of 4.3%, partially offset by the European Union, down 6.0%, primarily reflecting cigarette consumption declines. Total cigarette shipments of L&M of 92.4 billion units were down 4.6%, mainly due to a decline in EEMA, partially offset by growth in the European Union. Led by double-digit growth in EEMA and an increase in the European Union, total cigarette shipments of Chesterfield grew 13.7%. Total cigarette shipments of Parliament recorded strong growth, up 20.0%, led by gains in EEMA and Asia. Virginia Slims grew 8.2%, driven by gains across all business segments. Shipment volume of other tobacco products (in cigarette equivalent units) increased 30.9%, driven by strong growth in France, Germany and Poland. Excluding acquisitions, shipment volume of other tobacco products was up 18.1%. Total shipment volume for cigarettes and other tobacco products was up 2.8%, or up 1.2% excluding acquisitions.

Net revenues, which include excise taxes billed to customers, increased $8.4 billion or 15.2%. Excluding excise taxes, net revenues increased $2.9 billion or 12.7% to $25.7 billion. This increase was due to favorable currency ($1.4 billion), net price increases ($1.2 billion), the impact of acquisitions ($229 million) and higher volume/mix ($61 million).

Excise taxes on products increased $5.5 billion (17.0%), due primarily to currency movements ($2.6 billion), higher excise tax rates ($2.3 billion), higher volume/mix ($0.4 billion) and acquisitions. As discussed under the caption “Business Environment,” governments have consistently increased excise taxes in the markets in which we operate. We expect excise taxes to continue to increase.

Cost of sales increased $617 million (7.1%), due primarily to currency movements ($445 million) and higher material costs, primarily leaf.

Marketing, administration and research costs increased $980 million (19.5%), due primarily to currency ($456 million), higher marketing expenses ($277 million), the 2008 charge related to the RBH legal settlement ($124 million), acquisitions ($82 million), the 2008 charge related to a previous distribution agreement in Canada ($61 million) and higher general and administrative expenses ($34 million), partially offset by the absence of the 2007 charges related to the termination of a distributor relationship in Indonesia ($30 million).

Operating income increased $1.4 billion or 15.2%. This increase was due primarily to net price increases ($1.1 billion), favorable currency ($481 million), the impact of acquisitions ($125 million) and lower asset impairment and exit costs ($124 million), partially offset by higher marketing expenses ($277 million) and the 2008 charge related to the RBH legal settlement ($124 million).

Currency movements increased net revenues by $3.9 billion ($1.4 billion, after excluding the impact of currency movements on excise taxes) and operating income by $481 million. These increases were due primarily to the weakness versus prior year of the U.S. dollar against the Euro, Japanese yen, Russian ruble and Turkish lira. In the fourth quarter of 2008, there was an appreciation of the U.S. dollar against the Euro and many emerging market currencies, in particular the Russian ruble, the Turkish lira, the Indonesian rupiah, the Mexican peso and the Ukrainian hryvnia.

Interest expense, net, of $311 million increased $301 million, due primarily to higher average debt levels.

        Our effective income tax rate decreased 0.8 percentage points to 28.1%. The 2008 effective tax rate was favorably impacted by the previously mentioned adoption of U.S. income tax regulations proposed in 2008 ($154 million) and the enacted reduction of future corporate income tax rates in Indonesia ($67 million), partially offset by the current non-deductibility of the $124 million charge related to the RBH legal settlement with the Government of Canada and all ten provinces, and the tax cost of a legal entity restructuring ($45 million). The 2007 effective tax rate included a favorable tax adjustment of $27 million due to a reduction of deferred tax liabilities resulting from future lower tax rates enacted in Germany. The tax rate is based on our full-year geographic earnings mix projections and cash repatriation plans. Changes in our earnings mix or in cash repatriation plans could have an impact on the effective tax rate. Significant judgment is required in determining income tax provisions and in evaluating tax positions.

Net earnings of $6.9 billion increased $852 million or 14.1%. This increase was due primarily to higher operating income, partially offset by higher interest expense, net. Diluted and basic EPS of $3.32 and $3.33, respectively, increased by 16.1% and 16.4%, respectively.

2007 compared with 2006

The following discussion compares our consolidated operating results for the year ended December 31, 2007, with the year ended December 31, 2006.

Cigarette volume of 848.6 billion units increased 19.3 billion units or 2.3%. This increase was due primarily to higher volume in Asia as a result of the acquisition in Pakistan in March 2007. Excluding acquisitions, cigarette shipment volume was down 0.6%, due mainly to lower shipments in Germany and Poland, and the unfavorable impact of timing and trade inventory movements primarily in Japan and Mexico. Partially offsetting the decline were gains in Argentina, Egypt, Indonesia, Korea and Ukraine, as well as the favorable timing of shipments in Italy.

We achieved market share gains in many markets, including Argentina, Australia, Austria, Brazil, Egypt, Finland, Greece, Hungary, Israel, Italy, Korea, Mexico, the Netherlands, the Philippines, Portugal, Singapore, Sweden and Ukraine.

Volume for Marlboro cigarettes decreased 1.5%. This decrease was due primarily to the timing of shipments in Mexico and unfavorable distributor inventory movements in Japan, partially offset by gains in Argentina, Bulgaria, Indonesia, Korea and Russia. Marlboro market share increased in many markets, including Argentina, Brazil, Egypt, Greece, Hungary, Indonesia, Israel, Korea, the Philippines, Poland, Russia and Ukraine.

Net revenues, which include excise taxes billed to customers, increased $6.9 billion or 14.4%. Excluding excise taxes, net revenues increased $2.0 billion or 9.8% to $22.8 billion. This increase was due primarily to favorable currency ($1.2 billion), net price increases ($911 million) and the impact of acquisitions ($155 million). These increases were partially offset by lower volume/mix ($222 million).

Excise taxes on products increased $4.9 billion (17.8%), due primarily to higher excise tax rates ($2.9 billion), currency movements ($2.4 billion) and acquisitions.

Cost of sales increased $565 million (6.9%), due primarily to currency movements ($453 million) and acquisitions ($79 million).

Marketing, administration and research costs increased $470 million (10.3%), due primarily to currency ($258 million), acquisitions and divestitures ($132 million), higher research and development costs ($40 million) and expenses related to the termination of a distributor relationship in Indonesia ($30 million).

Operating income increased $544 million or 6.5%. This increase was due primarily to price increases and cost savings ($940 million), favorable currency ($486 million), the Italian antitrust charge in 2006 ($61 million) and the gain on sale of our leasing business in 2007 ($52 million). These increases were partially offset by the 2006 pre-tax gain related to the exchange of our interest in a beer business in the Dominican Republic ($488 million), lower volume/mix ($280 million), higher marketing, administration and research costs, higher pre-tax charges for asset impairment and exit costs ($69 million) and the impact of divestitures ($51 million).

Currency movements increased net revenues by $3.6 billion ($1.2 billion, after excluding the impact of currency movements on excise taxes) and operating income by $486 million. These increases were due primarily to the weakness versus prior year of the U.S. dollar against the Euro, Russian ruble and the Turkish lira, partially offset by the strength of the U.S. dollar against the Japanese yen.

Interest expense, net, of $10 million decreased $132 million or 93.0%, due primarily to lower average debt levels throughout most of 2007.

Our effective tax rate increased 6.7 percentage points to 28.9%. The 2007 effective tax rate includes a tax benefit of $27 million related to the reduction of deferred tax liabilities resulting from future lower enacted tax rates in Germany. The 2007 effective tax rate also includes the reversal of tax accruals of $41 million no longer required. The 2006 effective tax rate reflects a reimbursement from Altria in cash for unrequired federal tax reserves of $450 million. We also recognized net state tax reversals of $35 million, resulting in a total net earnings benefit of $485 million for the year ended December 31, 2006. Also included in the 2006 effective tax rate is the reversal of $105 million of tax reserves that were no longer required due to foreign tax events that were resolved within the 2006 fiscal year.

Net earnings of $6.0 billion decreased $92 million or 1.5%. This decrease was due primarily to a higher 2007 effective tax rate, partially offset by higher operating income and lower interest expense, net. Diluted and basic EPS of $2.86, decreased by 1.7%.

Operating Results by Business Segment

Business Environment

Taxes, Legislation, Regulation and Other Matters Regarding the Manufacture, Marketing, Sale and Use of Tobacco Products

The tobacco industry faces a number of challenges that may adversely affect our business, volume, results of operations, cash flows and financial position. These challenges, which are discussed below and in “Cautionary Factors That May Affect Future Results,” include:

•	actual and proposed tobacco legislation and regulation;

•	actual and proposed excise tax increases as well as changes in excise tax structures;

•	price gaps and changes in price gaps between premium and lower price brands;

•	the diminishing prevalence of smoking;

•	increased efforts by tobacco control advocates to further restrict smoking;

•	pending and threatened litigation as discussed in Note 18. Contingencies, and as amended in Part I, Item 3. Legal Proceedings of our Annual Report on Form 10-K for the year ended December 31, 2008;

•

actual and proposed requirements for the disclosure of cigarette ingredients and other proprietary information without adequate trade secret protection, as well as testing requirements and performance standards;

•	actual and proposed restrictions on imports in certain jurisdictions;

•	actual and proposed restrictions affecting tobacco manufacturing, packaging, marketing, advertising, product display and sales;

•	governmental and private bans and restrictions on smoking;

•	the sale of counterfeit cigarettes by third parties;

•	the sale of cigarettes by third parties over the Internet and by other means designed to avoid the collection of applicable taxes;

•	diversion into one market of cigarettes intended for sale in another;

•	the outcome of proceedings and investigations, and the potential assertion of claims, and proposed regulation relating to contraband shipments of cigarettes; and

•	governmental investigations.

In the ordinary course of business, many factors can affect the timing of sales to customers, including the timing of holidays and other annual or special events, the timing of promotions, customer incentive programs and customer inventory programs, as well as the actual or speculated timing of pricing actions and tax-driven price increases.

•        Excise Taxes: Cigarettes are subject to substantial excise taxes and to other taxation worldwide. Significant increases in cigarette-related taxes or fees have been proposed or enacted and are likely to continue to be proposed or enacted. In addition, in certain jurisdictions, our products are subject to tax structures that discriminate against premium price products and manufactured cigarettes.

Tax increases and discriminatory tax structures are expected to continue to have an adverse impact on our sales of cigarettes, due to lower consumption levels and to a shift in consumer purchases from the premium to non-premium or discount segments or other low price or low-taxed tobacco products such as fine-cut tobacco products and/or counterfeit and contraband products.

•        Minimum Retail Selling Price Laws: Several EU Member States (Austria, France, Ireland, and Italy) have enacted laws establishing a minimum retail selling price for cigarettes and, in some cases, other tobacco products. The European Commission filed actions against Austria, France and Ireland in May 2008, and against Italy in December 2008, in the European Court of Justice claiming that these countries’ minimum retail selling price systems infringed EU law. Although it is not possible to predict when the court will issue a final ruling, based on prior proceedings in similar actions, a ruling could be expected by the end of 2009. Should the European Commission prevail in the European Court of Justice, excise tax levels and/or price gaps in those markets could be adversely affected.

•        Framework Convention on Tobacco Control: The World Health Organization’s Framework Convention for Tobacco Control (“FCTC”) entered into force on February 27, 2005. As of February 2009, 161 countries, as well as the European Community, have become Parties to the FCTC. The FCTC is the first international public health treaty and its objective is to establish a global agenda for tobacco regulation with the purpose of reducing initiation of tobacco use and encouraging cessation. The treaty recommends (and, in certain instances, requires) Parties to have in place or enact legislation that would:

•	establish specific actions to prevent youth smoking;

•	restrict and/or eliminate all tobacco product advertising, marketing, promotions and sponsorships;

•	initiate public education campaigns to inform the public about the health consequences of smoking and the benefits of quitting;

•	implement regulations imposing product testing, disclosure and performance standards;

•	impose health warning requirements on packaging;

•	adopt measures that would eliminate cigarette smuggling and counterfeit cigarettes;

•	restrict smoking in public places;

•	implement public health-based fiscal policies (tax and price increases);

•	adopt and implement measures that ensure that packaging and labeling, including descriptive terms, do not create the false impression that one brand of cigarettes is safer than another;

•	phase out or restrict duty-free tobacco sales; and

•	encourage litigation against tobacco product manufacturers.

We view the FCTC as a catalyst for comprehensive regulation, and the speed at which tobacco regulation is being adopted in our markets has increased as a result of the treaty. In many respects, the areas of regulation we support mirror provisions of the FCTC. However, we disagree with the provisions requiring a total ban on marketing, a total ban on public smoking, a ban on the sale of duty-free cigarettes, and the use of litigation against the tobacco industry. We also believe that excessive taxation can have significant adverse unintended consequences.

In November 2008, the Conference of the Parties, the governing body of the FCTC, adopted Guidelines that provide non-binding recommendations to the Parties supplementing specific Articles of the Treaty, including, details on tobacco packaging, labeling and marketing. Several of the recommendations in the Guidelines, such as limiting tobacco industry involvement in the development of tobacco policy and regulations, generic packaging, point of sale display bans, a ban on the use of colors in packaging, and a ban on all forms of communications to adult smokers, reflect extreme applications of the provisions of the Treaty, many of which are punitive measures against the tobacco industry and are untethered to public health objectives. If governments choose to implement these recommendations, they may adversely affect our business, volume, results of operations, cash flows and financial position. It is not possible to predict whether or to what extent the Guidelines will be adopted by governments.

•        Tar and Nicotine Test Methods and Brand Descriptors: A number of public health organizations throughout the world, including WHO, have determined that the existing International Standards Organization (“ISO”) machine-based methods for measuring tar and nicotine yields provide misleading information about tar and nicotine deliveries, and that the ISO-based numbers should not be displayed. We have expressed the view that ISO numbers do not accurately reflect human smoking, and we therefore supported WHO’s initial recommendation to supplement the ISO test method with the more intensive Health Canada method. The Health Canada method blocks ventilation holes, increases the puffs taken per minute and the volume of smoke in each puff. We believe that a combination of the two methods would better illustrate the wide variability in the delivery of tar, nicotine and carbon monoxide, depending upon how an individual smokes a cigarette. Recently, WHO technical experts stated that no machine-smoking regime can permit regulators or consumers to compare exposure to harmful constituents in the smoke of commercial cigarettes and deferred its position pending a decision by the Conference of the Parties.

In light of public health concerns about the limitations of current machine measurement methodologies, governments and public health organizations have increasingly prohibited the use of descriptors such as “light,” “mild” and “low tar.” Many countries, including the entire EU, prohibit or are in the process of prohibiting descriptors such as “lights.” The FCTC requires the Parties to adopt and implement measures to ensure that tobacco product packaging and labeling, including descriptive terms, do not create “the false impression that a particular tobacco product is less harmful than other tobacco products.” In most countries where descriptors are banned, tar, nicotine and carbon monoxide yields are still required to be printed on packs of cigarettes. We agree with public health advocates who have argued that where descriptors are banned, governments should also prohibit the printing of tar, nicotine and carbon monoxide yields on packs of cigarettes or, consistent with our support of testing for both ISO and Health Canada yields, we would support requiring the printing of both yields which would reflect a range of smoke intake. Some public health advocates and governments have also called for a ban or restriction on the use of colors which they claim are also used to signify that some brands provide lower yields of tar, nicotine and other smoke constituents. Others have banned or sought to ban any descriptive terms or package variations arguing that they are inherently misleading. We strongly disagree with these proposals.

For example, the Uruguayan Ministry of Health issued a regulatory ordinance permitting manufacturers to market only “a single presentation” per brand, i.e., allowing only one packaging variant per brand. The ordinance establishes an irrebuttable presumption that any difference in packaging within a brand family misleads consumers on the matter of relative safety. We and other manufacturers have filed litigation seeking to overturn the ordinance on the grounds that it exceeds the scope and intent of the original legislation (which prohibited manufacturers from using packaging and labeling that misleads consumers into falsely believing one brand is less harmful than another), unduly restricts our intellectual property rights, and violates the Uruguayan constitution and international trade commitments. The administrative court has not ruled on our case and a judicial court has rejected our request for a preliminary injunction. We are appealing the ruling on the injunction and proceeding with the action in the administrative court. It is not possible to predict the outcome of these actions. In the meantime, the regulation has taken effect, and we are complying with it.

•        Testing and Reporting of Other Smoke Constituents: Brazil, Canada, Taiwan and Venezuela require manufacturers to test and report to regulators by-brand yields of other smoke constituents, 45 to 80 of which have been identified as potential causes of tobacco-related diseases. Testing and reporting these smoke constituents is being considered by the FCTC’s Conference of the Parties, the WHO’s Study Group on Tobacco Regulation (“TobReg”), national regulators and the public health community. We measure most of these constituents for our product research and development purposes, and support efforts to develop reasonable regulation in this area. However, there is no international consensus on which smoke constituents to test, and no validated analytical methods to measure the levels of those constituents in smoke. Moreover, there is extremely limited capacity to conduct by-brand testing on a global basis. In its 2008 progress report on these issues, the Conference of the Parties Working Group proposed nine smoke constituents for which methods for testing and measuring should be validated as a priority, and estimated that validation of the applicable methods for these constituents (and for certain ingredients) would take five and a half years. It is not certain when such requirements will be recommended by the Conference of the Parties and whether individual countries will adopt them, although bills to require testing of a wide range of smoke constituents are pending in some countries. The cost of by-brand testing could be significant, and public health groups, including the Conference of the Parties Working Group, have recommended that the industry will be required to bear the burden of testing expenses.

•        Ceilings on Tar, Nicotine, Carbon Monoxide and Other Smoke Constituents: A number of countries and the EU have established maximum yields of tar, nicotine and/or carbon monoxide, as measured by the ISO standard test method. Despite the fact that public health authorities have questioned the significance of ISO-measured tar, nicotine and carbon monoxide yields, no country has yet suggested that existing ISO-based ceilings be eliminated. No country has to date proposed ceilings for other smoke constituents. However, in February 2009, TobReg published a report in which it recommended that governments establish ceilings for nine specific smoke constituents, including tobacco-specific nitrosamines (“TSNAs”). The TobReg proposal would set ceilings based on the median yield for each constituent in the market determined through by-brand testing of all brands sold in the market. TobReg has stated that its proposal may have a substantial impact on some or all cigarette markets. Although the concept of selective constituent reduction is supported by some public health officials, several public health advocates and scientists have criticized the proposal on the grounds that selectively reducing constituents in conventional cigarettes will not lead to a meaningful reduction in disease and thus will not benefit public health and/or will mislead consumers into believing that conventional cigarettes with regulated levels of these constituents are safer. In fact, TobReg recognizes that it cannot establish that the ceilings will result in reduced harm or risk of disease, but argues that its proposal is appropriate because it is based on the precautionary principle.

•        Ingredient Disclosure Laws: Many countries have enacted or proposed legislation or regulations that require cigarette manufacturers to disclose publicly the ingredients used in the manufacture of cigarettes and, in certain cases, to provide toxicological information. While we believe the public health objectives of these requests can be met without providing exact by-brand formulae, we have made and will continue to make full disclosures where adequate assurances of trade secret protection are provided. For example, under an EU Tobacco Product Directive, tobacco companies are required to disclose ingredients and toxicological information to each Member State. In May 2007, the Commission published guidelines for full by-brand reporting requirements. We have made ingredient disclosures in compliance with the laws of all EU Member States, and have followed the guidelines in most Member States, making full by-brand disclosures in a manner that protects trade secrets in those Member States. In some jurisdictions, however, appropriate assurances of trade secret protection may be impossible to obtain. In such circumstances, we will seek to resolve the matter with governments through alternative options.

•        Restrictions and Bans on the Use of Ingredients: Some governments have prohibited the use of certain ingredients, and public health authorities, including the European Commission, are considering further prohibitions. For example, the Conference of the Parties is developing guidelines that will provide detailed product regulation requirements, which could eventually include standards for the use of tobacco product ingredients, including flavorings. However, in 2007, the Conference of the Parties Working Group stated that “testing and measuring of toxicity of cigarette [ingredients]...is an emerging field” and refrained from recommending a course of action pending “more work to develop a better understanding of these issues.” Similarly, TobReg stated in 2008 that “the existing science is currently not sufficient” to establish standards for regulating ingredients and other product design characteristics. We support regulations requiring all manufacturers to determine whether their ingredients increase the overall toxicity of tobacco smoke and, if internationally accepted test methods become available, whether ingredients increase the addictiveness of smoke. We do not support bans of ingredients based on palatability or consumer appeal — a recommendation made by TobReg and other public health advocates — as these are inherently subjective standards and not appropriate bases for regulation.

•        Bans and Restrictions on Advertising, Marketing, Promotions and Sponsorships: For many years, countries have imposed partial or total bans on tobacco advertising, marketing and promotion. The FCTC calls for a “comprehensive ban on advertising, promotion and sponsorship” and requires governments that have no constitutional constraints to ban all forms of advertising. Where constitutional constraints exist, the FCTC requires governments to restrict or ban radio, television, print media, other media, including the Internet, and sponsorships of international events within five years. We oppose complete bans on advertising but support limitations on marketing, provided that manufacturers retain the ability to communicate directly to adult smokers. The FCTC also requires disclosure of expenditures on advertising, promotion and sponsorship that is not prohibited. Some governments and public health groups have called for bans of product displays, which some countries have adopted. We oppose product display bans, which are unsupported by evidence as having any material impact on public health, and which will lead to increased price competition, unnecessarily restrict non-price competition, and encourage illicit trade — all of which undermine public health objectives.

•        Generic Packaging: In a consultation paper in June 2008, the UK Department of Health raised for comment the possibility of mandating generic or plain packaging to reduce youth smoking, arguing that generic packaging, which would eliminate the ability of manufacturers to use any distinctive trademarks, trade dress, logos, or pack designs, would decrease smoking initiation, increase cessation and contribute to the de-normalization of tobacco use. We strongly oppose generic packaging. We believe that there is no sound evidentiary basis to conclude that generic packaging would lead to any public health benefit and that it is likely to encourage illicit trade and price competition, both of which will undermine the government’s public health and revenue objectives. We also believe that generic packaging disproportionately infringes on free speech, amounts to expropriation of manufacturers’ intellectual property rights, and unduly limits competition. As noted above, the Conference of the Parties adopted Guidelines recommending generic packaging. However, in December 2008, the UK Department of Health stated that it would not pursue its efforts to require generic packaging at this time due in part to the lack of evidentiary support of the public health benefit of such a measure. The Australian National Preventative Health Taskforce and the Finnish Ministry of Health have also raised for public consideration regulation requiring generic packaging. The outcome of these recommendations is still pending.

•        Health Warning Requirements: Many countries require substantial health warnings on cigarette packs. In the EU, for example, health warnings must cover 30% of the front and 40% of the back of cigarette packs. The FCTC requires health warnings that cover, at a minimum, 30% of the front and back of the pack, and recommends warnings covering 50% or more of the front and back of the pack. We support health warning requirements and defer to the governments on the content of the warnings, including graphic warnings, except for images that vilify tobacco companies and their employees or do not accurately represent the health effects of tobacco use. While we believe that textual warnings are sufficient, we do not oppose graphic warnings. In countries where health warnings are not required, we place them on packaging voluntarily in the official language or languages of the country. For example, we are voluntarily placing health warnings in many African countries in official local languages occupying 30% of the front and back of the pack. We do not support warning sizes that deprive us of our ability to use our distinctive trademarks and pack designs which differentiate our products from those of our competitors.

We support government initiatives to educate the public on the serious health effects of smoking. We have established a website that includes, among other things, the views of public health authorities on smoking, disease causation in smokers, addiction and exposure to environmental tobacco smoke (“ETS”). The site reflects our agreement with the medical and scientific consensus that cigarette smoking is addictive, and causes lung cancer, heart disease, emphysema and other serious diseases in smokers. The website advises the public to rely on the messages of public health authorities in making all smoking-related decisions. The website’s address is www.pmintl.com. The information on our website is not, and shall not be deemed to be, a part of this document or incorporated into any filings we make with the SEC.

•        Restrictions on Public Smoking: Reports with respect to the health effects of exposure to ETS have been publicized for many years, and many countries have restricted smoking in public places. The pace and scope of public smoking restrictions have increased significantly in most of our markets, particularly in the EU, where Italy, Ireland, the UK, the Netherlands, France, Finland and Sweden have banned virtually all indoor public smoking. Other countries around the world have adopted or are likely to adopt substantial public smoking restrictions. Some public health groups have called for, and some municipalities have adopted or proposed, bans on smoking in outdoor places, and some tobacco control groups have advocated banning smoking in cars with minors in them. The FCTC requires Parties to the treaty to adopt restrictions on public smoking, and the Conference of the Parties adopted guidelines on public smoking based on the premise that any exposure to ETS is harmful; the Guidelines call for total bans in all indoor public places, defining “indoor” broadly, and reject any exemptions based on type of venue (e.g., nightclubs). On private place smoking, such as in cars and homes, the Guidelines recommend increased education on the risk of exposure to ETS.

We support a single, consistent public health message on the health effects of exposure to ETS. Our website states that “the conclusions of public health authorities on secondhand smoke warrant public health measures that regulate smoking in public places” and that “outright bans are appropriate in many places.” For example, we support banning smoking in schools, playgrounds and other facilities for youth and in indoor public places where general public services are provided such as public transportation vehicles, supermarkets, public spaces in indoor shopping centers, cinemas, banks and post offices.

•        Reduced Cigarette Ignition Propensity Legislation: Reduced ignition propensity standards have been adopted in Canada and Australia, and are being considered in several other countries, notably New Zealand and the EU. On March 25, 2008, the European Commission formally adopted a decision to mandate the development, through the General Product Safety Directive, of reduced cigarette ignition propensity standards such as those implemented in New York, other American states and Canada. Several individual Member States, most notably Finland, which has adopted legislation requiring all cigarettes to be compliant by April 2010, have initiated their own proceedings to implement ignition propensity standards as well. We believe that reduced ignition propensity standards should be the same as those applied in New York and other jurisdictions to ensure that they are uniform and technically feasible, and that they are applied equally to all manufacturers and all tobacco products.

•        Illicit Trade: Regulatory measures and related governmental actions to prevent the illicit manufacture and trade of tobacco products are being considered by a number of jurisdictions. Article 15 of the FCTC requires Parties to the treaty to take steps to eliminate all forms of illicit trade, including counterfeiting, and states that national, regional and global agreements on this issue are “essential components of tobacco control.” The Conference of the Parties established an Intergovernmental Negotiating Body (“INB”) to negotiate a protocol on the illicit trade in tobacco products pursuant to Article 15 of the FCTC. The INB’s Chairperson has drafted a text for the protocol, which includes the following main topics:

•	licensing schemes for participants in the tobacco business;

•

“know your customer” requirements; measures to eliminate money laundering and the development of an international system for the tracking and tracing of tobacco products and tobacco manufacturing equipment;

•	the implementation of laws governing record-keeping, security and preventive measures, and Internet sales of tobacco products;

•	enforcement mechanisms, including the criminalization of participation in illicit trade in various forms and measures to strengthen the abilities of law enforcement agencies to fight illicit trade;

•	obligations for tobacco manufacturers to control their supply chain with penalties for those that fail to do so; and

•	programs to increase cooperation and technical assistance with respect to investigation and prosecutions and the sharing of information.

We support strict regulations and enforcement measures to prevent all forms of illicit trade in tobacco products, including tracking, tracing, labeling and record-keeping requirements, which could be best implemented through strict licensing systems. We agree that manufacturers should implement state-of-the-art monitoring systems of their sales and distribution practices, and we agree that where appropriately confirmed, manufacturers should stop supplying vendors who are shown to be knowingly engaged in illicit trade. However, we disagree with the draft protocol’s provision that would impose payments on tobacco product manufacturers in an amount of lost taxes and duties from seized contraband tobacco products regardless of any fault on the manufacturers’ part. We are also working with a number of governments around the world on specific agreements and memoranda of understanding to address the illegal trade in cigarettes, including, as described below, our agreement with the EU.

•        Cooperation Agreements to Combat Illicit Trade of Cigarettes: In July 2004, we entered into an agreement with the European Commission (acting on behalf of the European Community) and 10 Member States of the EU that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. To date, 26 of the 27 Member States have signed the agreement. The agreement resolves all disputes between the European Community and the Member States that signed the agreement, on the one hand, and us and certain affiliates, on the other hand, relating to these issues. Under the terms of the agreement, we will make 13 payments over 12 years. In the second quarter of 2004, we recorded a pre-tax charge of $250 million for the initial payment. The agreement calls for payments of approximately $150 million on the first anniversary of the agreement (this payment was made in July 2005), approximately $100 million on the second anniversary (this payment was made in July 2006), and approximately $75 million each year thereafter for 10 years, each of which is to be adjusted based on certain variables, including our market share in the EU in the year preceding payment. We will record these payments as an expense in cost of sales when product is shipped. We are also required to pay the excise taxes, VAT and customs duties on qualifying product seizures of up to 90 million cigarettes and are subject to payments of five times the applicable taxes and duties if product seizures exceed 90 million cigarettes in a given year. To date, our annual payments related to product seizures have been immaterial. Total charges of $80 million, $100 million and $95 million were recorded in cost of sales in 2008, 2007 and 2006, respectively.

•        Other Legislation or Governmental Initiatives: It is not possible to predict what, if any, additional legislation, regulation or other governmental action will be enacted or implemented relating to the manufacturing, advertising, sale or use of cigarettes, or the tobacco industry generally. It is possible, however, that legislation, regulation or other governmental action could be enacted or implemented that might materially affect our business, volume, results of operations and cash flows.

•        Governmental Investigations: From time to time, we are subject to governmental investigations on a range of matters. We have previously reported our belief that Canadian authorities were contemplating a legal proceeding based on a Royal Canadian Mounted Police investigation relating to allegations of contraband shipments of cigarettes into Canada in the early to mid-1990s. That investigation has now been closed as a result of the July 31, 2008 settlement between RBH, RBH’s parent company Rothmans Inc. (“Rothmans”), the Government of Canada and all ten provinces. See Note 16 to our consolidated financial statements for additional information related to the Rothmans settlement with the Government of Canada and all ten provinces.

Manufacturing Optimization Program

In 2008, we terminated our contract manufacturing arrangement with Philip Morris USA Inc. (“PM USA”). We completed the process of shifting all of our PM USA contract manufactured production, which approximated 57 billion cigarettes annually in 2007, to our facilities in Europe during the fourth quarter of 2008. During the first quarter of 2008, we recorded exit costs of $15 million related to the termination of our manufacturing contract with PM USA. The program generated pre-tax savings of $71 million in 2008 and is expected to provide total estimated pre-tax annual savings of $179 million by 2009.

Asset Impairment and Exit Costs

Since 2005, we announced plans to streamline various administrative functions and operations. These plans resulted in the announced closure or partial closure of nine production facilities through December 31, 2008, the largest of which is the closure of a factory in Munich, Germany announced in 2006. As a result of these announcements and the Manufacturing Optimization Program discussed above, we recorded pre-tax asset impairment and exit costs during 2008, 2007 and 2006 of $84 million, $195 million and $126 million, respectively. The pre-tax charges primarily related to severance costs. The 2006 pre-tax charges included $57 million of costs related to the Munich, Germany factory closure.

In 2007, asset impairment and exit costs also included general corporate pre-tax charges of $13 million related to fees associated with the Spin-off.

Cash payments related to exit costs were $99 million in 2008, $131 million in 2007 and $44 million in 2006. Future cash payments for exit costs incurred to date are expected to be approximately $115 million. As of December 31, 2008, the streamlining of these various functions and operations resulted in the elimination of approximately 3,600 positions. These actions generated pre-tax cost savings beginning in 2005, with cumulative estimated annual cost savings of approximately $295 million through the end of 2008, of which $110 million were incremental savings in 2008.

Acquisitions

In February 2009, we entered into an agreement with Swedish Match AB (“SWMA”) to establish an exclusive joint venture to commercialize Swedish style snus and other smoke-free tobacco products worldwide, outside of Scandinavia and the United States. We and SWMA will license exclusively to the joint venture an agreed list of trademarks and intellectual property. The effect of this agreement is not expected to be material to our consolidated financial position, results of operations or operating cash flows.

In February 2009, we purchased the fine cut tobacco trademark Petterøes worldwide and other cigarette trademarks sold primarily in Norway and Sweden. The transaction is projected to be modestly accretive to net earnings in 2009. The effect of this acquisition is not expected to be material to our consolidated financial position, results of operations or operating cash flows.

On July 31, 2008, we announced that we had entered into an agreement with Rothmans, which is located in Canada, to purchase, by way of a tender offer, all of the outstanding common shares of Rothmans for CAD $30 per share in cash, or CAD $2.0 billion ($1.9 billion based on the exchange rate prevailing at the time of the acquisition). Prior to this agreement, Rothmans’ sole holding was a 60% interest in RBH. The remaining 40% interest in RBH was owned by us. In October 2008, we completed the acquisition of all the Rothmans shares. From January 2008 to September 2008, we recorded equity earnings on our equity interest in RBH. After the completion of the acquisition, Rothmans became our consolidated subsidiary and, as a result, we recorded all of Rothmans’ earnings during the fourth quarter of 2008. Rothmans contributed $50 million of incremental operating income and $22 million of incremental net earnings during the fourth quarter of 2008.

In June 2008, we acquired the fine cut trademark Interval and certain other trademarks in the other tobacco products category from Imperial Tobacco Group PLC for $407 million.

In November 2007, we acquired an additional 30% interest in our Mexican tobacco business from Grupo Carso, S.A.B. de C.V. (“Grupo Carso”), which increased our ownership interest to 80%, for $1.1 billion. After this transaction was completed, Grupo Carso retained a 20% interest in the business. A director of PMI has an affiliation with Grupo Carso. We also entered into an agreement with Grupo Carso which provides the basis for us to potentially acquire, or for Grupo Carso to potentially sell to us, Grupo Carso’s remaining 20% in the future. During 2008, the allocation of purchase price was completed.

During the first quarter of 2007, we acquired an additional 58.2% interest in a Pakistan cigarette manufacturer, Lakson Tobacco Company Limited (“Lakson Tobacco”), which increased our total ownership interest in Lakson Tobacco from 40% to approximately 98%, for $388 million.

In November 2006, we exchanged our 47.5% interest in E. León Jimenes, C. por. A. (“ELJ”), which included a 40% indirect interest in ELJ’s beer subsidiary, for 100% ownership of ELJ’s cigarette subsidiary, Industria de Tabaco León Jimenes, S.A. (“ITLJ”), and $427 million of cash, which was contributed to ITLJ prior to the transaction. As a result of this transaction, we now own 100% of the cigarette business and no longer hold an interest in ELJ’s beer business. The exchange of our interest in ELJ’s beer subsidiary resulted in a pre-tax gain on sale of $488 million.

In the fourth quarter of 2006, we purchased from British American Tobacco the Muratti and Ambassador trademarks in certain markets, as well as the rights to L&M and Chesterfield in Hong Kong, in exchange for the rights to Benson & Hedges in certain African markets and a payment of $115 million.

Trade Policy

It is our policy to comply with applicable laws of the United States and the laws of the countries in which we do business that prohibit trade with certain countries, organizations or individuals. We do not sell products or have a current intent to sell products in Cuba or North Korea. Certain of our subsidiaries have established commercial arrangements involving Syria, Iran, Myanmar and Sudan, in each case in compliance with our trade policy and applicable U.S. law.

A subsidiary sells products that are exported to Syria for sale in the domestic market in compliance with exemptions under applicable U.S. laws and regulations. Such sales are quantitatively not material, amounting to well below 0.5% of our consolidated annual volume and operating companies income in each of the past three years. We have no employees, operations or assets in Syria. Duty free sales to Syria have been suspended since a Managing Director and shareholder of the sole Syrian duty free customer of our subsidiary’s distributor was placed on the Office of Foreign Assets Control’s Specially Designated Nationals (“SDN”) list in February 2008. The distributor’s customer itself was placed on the SDN list in July 2008.

In January 2007, a subsidiary received a license from the U.S. Office of Foreign Assets Control to export cigarettes to Iran. We did not record any sales to Iran in 2007. Our subsidiary received a new license for 2008; however, we did not make any sales to Iran in 2008. We have no employees, operations or assets in Iran.

A subsidiary sells products to duty free customers that resell those products to their respective customers, some of which have duty free operations in Myanmar and another of our subsidiaries has sold cut filler to a customer that resold those raw materials to its customer in Myanmar. Another duty free subsidiary sells products to duty free customers that supply U.N. peacekeeping forces around the world, including those in Sudan. All such sales are in compliance with exemptions under applicable U.S. laws and regulations and are de minimis in volume and value. We have no employees, operations or assets in Myanmar or Sudan.

We do not believe that exempt or licensed sales of our products, which are agricultural products under U.S. law, and are not technological or strategic in nature, for ultimate resale in Syria, Iran, Myanmar or Sudan in compliance with U.S. laws, will present a material risk to our stockholders, our reputation or the value of our shares. To our knowledge, none of the governments of Syria, Iran, Myanmar or Sudan, nor entities controlled by those governments, receive cash or act as intermediaries in connection with these transactions, except that in Syria, the state tobacco monopoly, which is the only entity permitted to import tobacco products, purchases products from our customer for resale in the domestic market.

Certain states have enacted legislation permitting state pension funds to divest or abstain from future investment in stocks of companies that do business with countries that are sanctioned by the U.S. We do not believe such legislation has had a material effect on the price of our shares.

2008 compared with 2007

The following discussion compares operating results within each of our reportable segments for 2008 with 2007.

•        European Union: Net revenues, which include excise taxes billed to customers, increased $3.4 billion or 12.8%. Excluding excise taxes, net revenues increased $853 million or 9.7% to $9.7 billion. This increase was due primarily to favorable currency ($899 million) and net price increases ($382 million), partially offset by lower volume/mix ($454 million).

Operating companies income increased $543 million or 12.9%. This increase was due primarily to favorable currency ($432 million), net price increases ($350 million) and lower pre-tax charges for asset impairment and exit costs ($71 million), partially offset by lower volume/mix ($358 million).

Our cigarette shipment volume declined 5.5%, reflecting a lower European Union market, the build-up of trade inventories in the Czech Republic in the fourth quarter of 2007 in anticipation of the January 2008 excise tax increase, and the impact of tax-driven pricing in Poland. Absent the distortions in the Czech Republic and the total market decline in Poland, our cigarette shipment volume in the European Union declined 2.9%. The total cigarette market in the European Union declined by 4.8%. Adjusted for the Czech Republic inventory distortion and excluding the tax-driven pricing impact in Poland, the total cigarette market in the European Union was down 1.8%. Our market share in the European Union was down 0.2 share points to 39.2%.

In France, the total cigarette market was down 2.5%, reflecting the impact of the August 2007, 0.30 Euros per pack price increase as well as the expansion of public smoking restrictions in January 2008. Our shipments were down 6.2% and market share decreased 1.7 share points to 40.8%. Marlboro share in 2008 was down 2.9 share points to 27.3%, reflecting in part the impact of crossing the 5.00 Euros per pack threshold.

In Germany, the total cigarette market was down 2.7%, primarily reflecting the impact of public smoking restrictions that came into force during the year. While our shipments were down 1.7%, our market share was up 0.4 share points to 36.9%, reflecting the continued strong momentum of L&M, up 1.9 share points versus 2007.

In Italy, the total market was down 0.9%, reflecting the impact of 2008 price increases. Our shipments declined 2.9%, reflecting distributor inventory adjustments, and market share declined 0.2 share points to 54.4%. Marlboro’s share was down 0.3 share points.

In Poland, the total cigarette market was down 9.7%, reflecting the impact of the 2007 and 2008 price increases driven by European Union tax harmonization. Our shipments declined 12.8% and market share declined 1.3 share points to 37.6%, reflecting the loss incurred by our low priced brands. Following the closure of price gaps with competitive brands that had widened as a result of the tax-driven price increases during the third quarter of 2008, our market share is showing early signs of recovery, as evidenced by total share and Marlboro share in December 2008, up 0.7 and 0.2 share points, respectively, versus the same period in 2007.

In Spain, the total market was up by 1.2%. Our shipments increased 0.4% and our market share was essentially flat at 31.9%, benefiting from the October 2008 launch of Marlboro Pocket Pack, which captured a 0.7% share in the fourth quarter.

•        Eastern Europe, Middle East and Africa: Net revenues, which include excise taxes billed to customers, increased $2.7 billion or 21.8%. Excluding excise taxes, net revenues increased $1.2 billion or 18.2% to $7.5 billion. This increase was due to net price increases ($500 million), higher volume/mix ($362 million) and favorable currency ($296 million).

Operating companies income increased $688 million or 28.3%. This increase was due primarily to net price increases ($490 million), higher volume/mix ($240 million) and favorable currency ($21 million), partially offset by higher marketing, administration and research cost ($69 million).

Our cigarette shipment volume increased 4.4%, driven by gains in Algeria, Egypt, Russia, Turkey and Ukraine, as well as favorable trade inventory movements in Bulgaria.

In Algeria, our shipments increased 47.8%, driven by L&M and Marlboro.

In Bulgaria, our shipments increased significantly due primarily to trade inventory movements in anticipation of the January 2009 tax-driven price increase.

In Egypt, our shipments increased 22.6%, reflecting the strong performance of L&M, Marlboro and Next. Our market share was up 2.6 share points to 14.5%, with Marlboro and L&M up 0.5 and 1.5 share points, respectively.

In Russia, our shipment volume was up 7.9%, benefiting from up-trading to our higher-priced brands. Our market share was up 0.2 share points, with the premium brands Marlboro and Parliament, and the medium-priced brand Chesterfield, all registering share gains. Our premium brand portfolio increased market share by 0.5 share points for the full year 2008.

In Turkey, our shipment volume was up 4.9%, fueled by improved product mix, with double-digit growth of the premium brand portfolio, consisting of Parliament, Marlboro and Virginia Slims, launched in the first quarter of 2008, partially offset by the decline of lower-margin brands. Total market share in 2008 of 40.5% was up 0.2 share points. Our share has recovered strongly in 2008 and gained 1.5 share points to reach 41.4% in the fourth quarter.

In Ukraine, our shipment volume was up 6.6% and our market share rose 1.3 share points versus 2007 to 35.2%, reflecting share gains by our higher-margin brands Marlboro, Parliament and Chesterfield.

•        Asia: Net revenues, which include excise taxes billed to customers, increased $1.1 billion or 10.1%. Excluding excise taxes, net revenues increased $537 million or 9.5% to $6.2 billion. This increase was due to net price increases ($203 million), higher volume/mix ($148 million), favorable currency ($140 million) and the Lakson Tobacco acquisition ($46 million).

Operating companies income increased $254 million or 14.1%. This increase was due primarily to net price increases ($147 million), higher volume/mix ($106 million) and favorable currency ($32 million), partially offset by higher marketing, administration and research costs ($55 million).

Our cigarette shipment volume increased 5.8%, due to acquisition volume in Pakistan and gains in Indonesia, Korea and the Philippines, partially offset by Japan. Excluding this acquisition, our volume in Asia was up 3.4%.

In Indonesia, our shipment volume rose 9.7%, reflecting overall industry growth and portfolio share gains, notably by Marlboro, up 0.4 share points to 4.8%, and A Mild, up 0.4 share points to 10.0%. The A Mild brand family continued to perform strongly, helped by the successful launch of A Volution, the first super slims kretek in the Indonesian market.

In Japan, the total cigarette market declined 4.4%. However, adjusting for the impact of the completed implementation of vending machine age verification and resultant trade inventory movements, the total market is estimated to have declined 3.8%. Our shipments were down 5.0%, primarily reflecting the lower total market. Although our market share in 2008 declined 0.4 share points to 23.9%, share in the fourth quarter of 2008 was stable compared to the previous quarter and versus prior year. Marlboro’s share for the full year was up 0.1 share point to 10.1%. Marlboro share was up 0.6 share points to 10.4% in the fourth quarter of 2008 versus the prior year, driven by the August launch of Marlboro Black Menthol, an innovative product in the growing menthol segment, which captured 1.0% share of market in the fourth quarter, and the November launch of Marlboro Filter Plus One, which achieved a 0.3% share of market in the fourth quarter. Share of Lark in 2008 was 6.6%, down 0.2 share points versus 2007.

In Korea, the total market was up 3.6% and our shipment volume increased 24.9%, driven by market share increases. Our market share reached 11.8%, up 2.0 share points, due mainly to the continued strong performance of Parliament, up 1.4 share points, Marlboro, up 0.6 share points, and Virginia Slims, up 0.2 share points.

In the Philippines, the total cigarette market increased 5.1%. Our shipment volume increased 4.9%, due mainly to the continued strong performance of Marlboro.

•        Latin America & Canada: Net revenues, which include excise taxes billed to customers, increased $1.2 billion or 23.0%. Excluding excise taxes, net revenues increased $347 million or 17.5% to $2.3 billion. This increase was due primarily to the impact of acquisitions ($157 million), net price increases ($138 million) and favorable currency ($47 million).

Operating companies income increased $6 million or 1.2%. This increase was due primarily to net price increases ($102 million), the impact of acquisitions ($100 million), higher volume/mix ($30 million) and lower pre-tax charges for asset impairment and exit costs ($15 million), partially offset by the 2008 charge related to the RBH legal settlement ($124 million), the 2008 charge related to a previous distribution agreement in Canada ($61 million) and higher marketing expenses.

Cigarette shipment volume increased 11.3%, primarily reflecting gains in Argentina and Mexico and the inclusion of acquisition volume in Canada and Mexico. Excluding acquisitions, shipments increased 2.7%.

In Argentina, the total cigarette market grew 5.7%. Our cigarette shipment volume increased 8.8% and share increased 2.0 share points to 71.0%, driven by Marlboro, up 1.3 share points and the Philip Morris brand, up 1.9 share points.

In Canada, the total cigarette market declined 2.3% in 2008. We recorded cigarette shipment volume of 2.8 billion units following the acquisition.

In Mexico, the total cigarette market was down 1.3% in 2008, reflecting the impact of price increases in October 2007 and related trade inventory movements, and tax-driven price increases in January and December 2008. However, our cigarette shipment volume rose by 22.6% and share increased 3.4 share points to 67.7%, led by Benson & Hedges, up 0.6 share points and Delicados, up 1.3 share points. The share of Marlboro, the market leader, was 48.7%, up 0.9 share points.

2007 compared with 2006

The following discussion compares operating results within each of our reportable segments for 2007 with 2006.

•        European Union: Net revenues, which include excise taxes billed to customers, increased $3.1 billion or 13.0%. Excluding excise taxes, net revenues increased $959 million or 12.2% to $8.8 billion. This increase was due to favorable currency ($757 million) and net price increases ($387 million). These increases were partially offset by lower volume/mix ($185 million).

Operating companies income increased $695 million or 19.9%. This increase was due primarily to favorable currency ($424 million), net price increases ($388 million), lower marketing, administration and research costs ($73 million) and the Italian antitrust charge in 2006 ($61 million). These increases were partially offset by lower volume/mix ($190 million), higher pre-tax charges for asset impairment and exit costs ($33 million) and higher fixed manufacturing costs ($24 million).

Our cigarette shipment volume decreased 0.2%. This decrease was due to declines in Germany and Poland, and unfavorable distributor inventory movements in France. These decreases were partially offset by gains in Hungary, the Baltic States, and the impact of favorable trade inventory movements in Italy. Our cigarette market share in the European Union was 39.3%, down 0.1 share point from 2006, due primarily to trade inventory distortions in the Czech Republic. Absent these distortions, market share in the European Union was flat.

In France, our shipment volume decreased 4.8%, due primarily to a lower market due to higher pricing. Our market share decreased 0.3 share points to 42.4%, due primarily to declines in Marlboro, reflecting the temporary adverse impact of crossing the Euro 5.00 per pack threshold. In the mid-price segment, the Philip Morris brand grew market share.

In Germany, our cigarette shipment volume declined 4.6%. The total cigarette market in Germany declined 4.0%, due mainly to the tax-driven price increase in October 2006. Our cigarette market share declined 0.4 share points to 36.5%, due to lower Marlboro share, partially offset by share gains for L&M.

In Italy, the total cigarette market was down 1.1%. Our cigarette shipment volume increased 2.9%, due primarily to the favorable timing of shipments, and our market share in Italy increased 0.8 share points to 54.6%, driven by Chesterfield and Merit.

In Poland, the total cigarette market declined 3.5%, due to consumer price sensitivity within the low price segment following significant tax-driven price increases, as consumers switched to other tobacco products. Our shipment volume was down 6.0% and our market share decreased 1.0 share point to 39.0%, primarily reflecting share declines for our low price and local 70mm brands. However, Marlboro market share rose 0.4 share points to 8.5%.

In Spain, the total cigarette market declined 1.2%. Our shipment volume increased 0.7%, due mainly to the favorable timing of shipments. Our market share declined 0.2 share points to 32.1%, primarily reflecting declines in Marlboro, partially offset by gains for Chesterfield, L&M and the Philip Morris brand.

•        Eastern Europe, Middle East and Africa: Net revenues, which include excise taxes billed to customers, increased $2.2 billion or 21.5%. Excluding excise taxes, net revenues increased $721 million or 12.8% to $6.3 billion. This increase was due primarily to favorable currency ($330 million), net price increases ($241 million) and higher volume/mix ($151 million).

Operating companies income increased $351 million or 16.9%. This increase was due primarily to net price increases ($284 million), favorable currency ($98 million) and higher volume/mix ($79 million). These increases were partially offset by higher marketing, administration and research costs ($81 million), higher fixed manufacturing costs ($18 million) and higher pre-tax charges for asset impairment and exit costs ($10 million).

Our shipment volume increased 0.7%, driven by gains in Algeria, Bulgaria, Egypt and Ukraine. These increases were partially offset by declines in Romania, Russia, Serbia and Turkey.

In Egypt, improved economic conditions and increased tourism continued to fuel the growth of the total cigarette industry and premium brands. Our shipments rose 25.6% and our share advanced 1.9 points to 12.0%, driven by Marlboro, L&M and Merit.

In Russia, our shipments were down 2.0%, due largely to L&M. This decline was partially offset by continued growth of higher-margin brands, including Marlboro, Parliament, Chesterfield and Muratti. Our market share was unchanged at 26.6%.

In Turkey, our shipments declined 1.6% and our market share declined 2.1 share points to 40.4%, due primarily to a volume decline of the lower-margin brands in our portfolio.

In Ukraine, our shipments grew 4.7% and our share rose 0.8 share points to 33.9%, driven by consumer up-trading to premium brands, particularly Marlboro, Parliament and Chesterfield.

In Algeria, our shipments increased, driven by an expanded distribution network.

In Bulgaria, our shipments increased, driven by our market entry in July 2006 as well as higher sales of Marlboro following price repositioning, and portfolio expansion following the lifting of import duties in January 2007.

In Romania, our shipments were down 9.6%, due primarily to a lower total market and lower market share. Our volume decline was driven by declines in L&M, partially offset by gains in Marlboro and Parliament.

•        Asia: Net revenues, which include excise taxes billed to customers, increased $958 million or 9.4%. Excluding excise taxes, net revenues increased $143 million or 2.6% to $5.6 billion. This increase was due to net price increases ($154 million), the Lakson Tobacco acquisition ($118 million) and favorable currency ($76 million). These increases were partially offset by lower volume/mix ($205 million).

Operating companies income decreased $44 million or 2.4%. This decrease was due to lower volume/mix ($164 million), higher marketing, administration and research costs ($69 million, including $30 million for a distributor termination in Indonesia), unfavorable currency ($36 million) and higher pre-tax charges for asset impairment and exit costs ($9 million). These decreases were partially offset by net price increases ($177 million), lower fixed manufacturing costs ($46 million) and the Lakson Tobacco acquisition ($11 million).

Our shipment volume increased 9.4%. This increase reflects the Lakson Tobacco acquisition in Pakistan. Excluding this acquisition, our volume in Asia was down 2.7%, due primarily to the negative impact of trade inventory movements and lower shipments in Japan, partially offset by gains in Indonesia and Korea.

In Japan, the total cigarette market declined 4.8%, driven by the July 1, 2006 tax-driven price increase. Our market share in Japan decreased 0.4 share points to 24.3%, due mainly to Lark. Our shipments were down 12.6%, reflecting lower in-market sales and a reduction in distributor inventory durations at the end of 2007.

In Indonesia, the total cigarette market increased 3.9%. Our market share decreased 0.3 share points to 28.0%, reflecting the share decline of A Mild and Dji Sam Soe, due to a temporary stick-price disadvantage versus competitors’ brands, partially offset by the growth of Marlboro, which gained 0.4 share points to 4.0%. Our shipment volume rose 2.8%, driven by the July 2007 launch of Marlboro kretek.

In Korea, the total market increased 4.6%. Our shipments increased 20.3%, due primarily to the performance of Marlboro, Parliament and Virginia Slims, driven by new line extensions, including Marlboro Filter Plus. Our market share in Korea increased 1.3 share points to 9.9% with Marlboro market share up 0.8 share points to 4.2%.

•        Latin America & Canada: Net revenues, which include excise taxes billed to customers, increased $745 million or 16.9%. Excluding excise taxes, net revenues increased $218 million or 12.4% to $2.0 billion. This increase was due to net price increases ($129 million), the impact of acquisitions ($37 million), favorable currency ($34 million) and favorable volume/mix ($18 million).

Operating companies income decreased $499 million or 49.3%. This decrease was due primarily to the gain in 2006 from the exchange of our interest in the Dominican Republic beer business ($488 million), the impact of divestitures ($51 million), higher marketing, administration and research costs ($10 million) and higher pre-tax charges for asset impairment and exit costs ($17 million). These decreases were partially offset by net price increases ($91 million).

Our shipment volume decreased 0.2%. This decrease was driven by Colombia, Mexico and the Dominican Republic, partially offset by gains in Argentina.

In Argentina, the total cigarette market was up 3.0%, while our shipments grew 7.1% and our share was up 2.6 share points to 68.9%, driven by Marlboro and the Philip Morris brand.

In Mexico, the total market declined 6.3%, due to lower consumption following the price increases in January and October 2007, as well as an unfavorable comparison with the prior year, which included trade purchases in advance of the January 2007 tax-driven price increase. Our shipments declined 2.1%, reflecting the decline in the overall market. However, our market share rose 0.8 share points to 64.3%, driven by Benson & Hedges and Delicados.

In the Dominican Republic, our shipment volume declined 20.2%, reflecting a lower total market following price increases in January and February 2007 to partially compensate for a very significant excise tax increase imposed on cigarettes in January 2007.

Financial Review

•        Net Cash Provided by Operating Activities: Net cash provided by operating activities of $7.9 billion for the year ended December 31, 2008, increased $2.4 billion over 2007. The increase was due primarily to a lower use of cash to fund working capital ($1.5 billion) and higher net earnings. The change in working capital was due primarily to a lower use of cash for receivables (due primarily to a cash collections in 2008 following high trade purchases in anticipation of January 2008 excise-tax driven price changes) and inventories, as well as higher accrued liabilities (primarily higher excise taxes payable), partially offset by a lower source of cash from accounts payable (primarily associated with payments in 2008 for 2007 leaf purchases).

Net cash provided by operating activities of $5.6 billion for the year ended December 31, 2007, decreased $740 million from 2006. The decrease was due primarily to higher cash used to fund working capital during 2007 as compared with 2006 ($941 million), partially offset by higher net earnings ($146 million, excluding the change in non-cash income and expense amounts) and lower pension plan contributions ($40 million). The change in working capital was due primarily to higher receivables from additional trade purchases in anticipation of 2008 tax-driven price increases in many markets, as well as higher inventories. The increase in inventories reflects higher leaf tobacco to support production that we re-sourced from PM USA in 2008 and higher finished goods inventories in anticipation of further trade purchases prior to excise tax increases.

•        Net Cash Used in Investing Activities: One element of our growth strategy is to strengthen our brand portfolio and/or expand our geographic reach through an active program of selective acquisitions. We are constantly evaluating potential acquisition opportunities. From time to time we may engage in confidential acquisition negotiations that are not publicly announced unless and until those negotiations result in a definitive agreement.

Net cash used in investing activities of $3.2 billion for the year ended December 31, 2008, increased $575 million over 2007, primarily reflecting the higher use of cash for acquisitions and the purchase of trademarks. Net cash used in investing activities of $2.6 billion for the year ended December 31, 2007, increased $2.1 billion over 2006. This increase was due primarily to a higher use of cash for acquisitions in 2007, lower proceeds from sales of businesses in 2007 and higher capital expenditures.

As further discussed in Note 5 to our consolidated financial statements, on July 31, 2008, we announced that we had entered an agreement with Rothmans to purchase, by way of a tender offer, all of the outstanding common shares of Rothmans for CAD $30 per share in cash, or CAD $2.0 billion ($1.9 billion based on the exchange rate prevailing at the time of the acquisition). In October 2008, we completed the acquisition of all the Rothmans shares. In June 2008, we purchased the fine cut trademark Interval and certain other trademarks in the other tobacco products category from Imperial Tobacco Group PLC for $407 million. The cost of this purchase is reflected in other investing activities in the consolidated statement of cash flows for the year ended December 31, 2008.

In November 2007, we acquired an additional 30% interest in our Mexican tobacco business from Grupo Carso, which increased our ownership interest to 80%, for $1.1 billion. During the first quarter of 2007, we acquired an additional 58.2% interest in a Pakistan cigarette manufacturer, Lakson Tobacco, which increased our total ownership interest in Lakson Tobacco from 40% to approximately 98%, for $388 million.

In November 2006, we exchanged our 47.5% interest in ELJ, which included a 40% indirect interest in ELJ’s beer subsidiary, for 100% ownership of ELJ’s cigarette subsidiary, ITLJ, and $427 million of cash. As a result of this transaction, we now own 100% of the cigarette business and no longer hold an interest in ELJ’s beer business.

Our capital expenditures were $1,099 million in 2008, $1,072 million in 2007 and $886 million in 2006. The expenditures were primarily for the modernization and consolidation of manufacturing facilities, expansion of research and development facilities, and expansion of production capacity. We expect capital expenditures in 2009, of approximately $1.0 billion, to be funded by operating cash flows.

•        Net Cash Used in Financing Activities: During 2008, we used $4.2 billion in our financing activities primarily to repurchase our common stock, pay dividends to Altria and our public shareholders, and repay debt. These uses of cash were partially offset by proceeds from our debt offerings in 2008. During 2007, we used $3.6 billion in our financing activities primarily to pay dividends to Altria, partially offset by increased borrowings. During 2006, we used $5.4 billion in our financing activities primarily for the repayment of debt and for dividends paid to Altria.

In May 2008, we issued $6.0 billion of senior unsecured notes under our shelf registration statement, with net proceeds from the sale of the securities of $5,950 million. In August 2008, we issued Euro 1.75 billion of senior unsecured notes under our shelf registration statement. The net proceeds were Euro 1.74 billion ($2,520 million) from this offering. In November 2008, we issued $1.25 billion of senior unsecured notes under our shelf registration statement. The net proceeds from the sale of the securities were $1,240 million. In addition, in September 2008, we issued CHF 500 million (approximately $465 million) of 4.0% bonds, due in September 2012. For further details on these debt offerings, see Note 6 to our consolidated financial statements.

On May 1, 2008, we began a $13.0 billion two-year share repurchase program. Since May 2008, we have repurchased 106.8 million shares of our common stock at a cost of $5.4 billion ($50.57 per share).

The increased level of dividends paid to Altria in 2007 reflects special dividends paid of $3.1 billion in anticipation of the Spin-off. In the first quarter of 2008, we paid an additional $900 million in special dividends to Altria in anticipation of the Spin-off.

The increase in amounts received from Altria in 2008 was due primarily to cash received in 2008 for employee related costs and the transfer of pension, postretirement and other liabilities associated with the Spin-off.

•        Debt and Liquidity:

We define Cash and Cash equivalents as short-term, highly liquid investments, readily convertible to known amounts of cash which mature within three months and have an insignificant risk of change in value due to interest rate or credit risk changes. As a policy, we do not hold any investments in structured or equity-linked products. Our Cash and Cash equivalents are predominantly held in short-term bank deposits with institutions having a long-term rating of A or better and a short-term rating of A-1/P-1.

Credit Ratings: At December 31, 2008, our debt ratings and outlook by major credit rating agencies were as follows:

	Short-term	Long-term	Outlook
Moody’s	P-1	A2	Stable
Standard & Poor’s	A-1	A	Stable
Fitch	F1	A+	Negative

We do not expect the Fitch negative outlook to have a significant impact on our borrowing costs or our ability to access the global capital markets.

Credit Lines: At December 31, 2008, our committed credit lines were as follows:

Type (in billions of dollars)	Committed Credit Lines	Commercial Paper
$1.0 billion, 3-year revolving credit, expiring December 4, 2010	$0.9
$3.0 billion, 5-year revolving credit, expiring December 4, 2012	2.7
Euro 2.0 billion, 5-year revolving credit, expiring May 12, 2010	2.8

Total facilities	$6.4

Commercial paper outstanding		$1.0

At December 31, 2008, there were no borrowings under these credit lines.

Certain subsidiaries of Lehman Brothers Holdings Inc. (“Lehman”) were credit providers under the December 4, 2010, December 4, 2012 and May 12, 2010 revolving credit facilities in the total amount of $0.5 billion. Lehman filed for bankruptcy protection on September 15, 2008. The figures shown in the table above exclude all amounts related to Lehman.

All banks participating in our committed revolving credit facilities are highly rated by the credit rating agencies. We are monitoring the credit quality of our banking group and at this time we are not aware of any other potential non-performing credit provider.

These facilities require us to maintain a ratio of earnings before interest, taxes, depreciation and amortization (“EBITDA”) to interest of not less than 3.5 to 1.0 on a rolling twelve month basis. At December 31, 2008, our ratio calculated in accordance with the agreements was 21.9 to 1.0. These facilities do not include any credit rating triggers, material adverse change clauses or any provisions that could require us to post collateral. We expect to continue to meet our covenants.

These facilities can be used to support the issuance of commercial paper in Europe and the United States. The multi-year facilities enable us to reclassify short-term debt to long-term debt. At December 31, 2008, $1,020 million of short-term borrowings that we expect to remain outstanding through December 31, 2009 were reclassified as long-term debt. At December 31, 2007, $2,205 million of short-term borrowings that we expected to remain outstanding through December 31, 2008 were reclassified as long-term debt.

In addition to the above, certain of our subsidiaries maintain credit lines to meet their respective local working capital needs. These credit lines, which amounted to approximately $2.2 billion at December 31, 2008, are for the sole use of these businesses. Borrowings on these lines amounted to $375 million and $400 million at December 31, 2008 and 2007, respectively.

Commercial Paper Facilities: We have two $6 billion commercial paper programs in place, with one in the U.S. and one in Europe. Our recent issuances have shown that our A-1/P-1/F1 ratings have allowed us to maintain full access to the Tier-1 commercial paper market at competitive rates despite the current market turmoil.

The $6.4 billion of committed revolving credit facilities, which excludes amounts provided by Lehman, are more than adequate to back our commercial paper issuance needs. In addition, we expect to be eligible for the issuance of up to $2.5 billion in commercial paper under the Commercial Paper Funding Facility provided through the Federal Reserve Bank of New York. The existence of these facilities, coupled with our operating cash flows, will enable us to meet our liquidity requirements.

Debt: Our total debt was $12.0 billion at December 31, 2008 and $6.1 billion at December 31, 2007. The ratio of total debt to equity was 1.59 at December 31, 2008 and 0.39 at December 31, 2007. Fixed-rate debt constituted approximately 88% and 7% of our total debt at December 31, 2008 and 2007, respectively. The weighted-average interest rate on our total debt was 5.5% at December 31, 2008 and 5.3% at December 31, 2007. See Note 15 to our consolidated financial statements for a discussion of our adoption of SFAS No. 157, “Fair Value Measurements” and disclosures related to the fair value of debt.

On April 25, 2008, we filed a shelf registration statement with the Securities and Exchange Commission, under which we may from time to time sell debt securities and/or warrants to purchase debt securities over a three year period. The total debt that can be issued under this registration statement is subject to approval by our Board of Directors.

As previously noted, during 2008, we issued approximately $10.1 billion in new debt.

In February 2009, we launched and priced a bond offering in the amount of CHF 500 million. These bonds will have a fixed interest rate of 3.250% and a maturity date of March 2013. The transaction is scheduled to close in March 2009.

•        Off-Balance Sheet Arrangements and Aggregate Contractual Obligations: We have no off-balance sheet arrangements, including special purpose entities, other than guarantees and contractual obligations that are discussed below.

Guarantees: As discussed in Note 18 to our consolidated financial statements, at December 31, 2008, our third-party guarantees, which are primarily related to excise taxes, were $49 million, of which $44 million have no specific expiration dates. The remainder ($5 million) expires through 2012, with no guarantees expiring during 2009. We are required to perform under these guarantees in the event that a third party fails to make contractual payments. We do not have a liability on our consolidated balance sheet at December 31, 2008, as the fair value of these guarantees is insignificant due to the fact that the probability of future payment under these guarantees is remote.

Under the terms of the Distribution Agreement between Altria and us, liabilities concerning tobacco products will be allocated based in substantial part on the manufacturer. We will indemnify Altria and PM USA for liabilities related to tobacco products manufactured by us or contract manufactured for us by PM USA, and PM USA will indemnify us for liabilities related to tobacco products manufactured by PM USA, excluding tobacco products contract manufactured for us. We do not have a liability recorded on our balance sheet at December 31, 2008, as the fair value of this indemnification is insignificant since the probability of future payments under this indemnification is remote.

At December 31, 2008, we are also contingently liable for $3.4 billion of guarantees related to our own performance, consisting of the following:

•

$3.2 billion of guarantees of excise tax and import duties related primarily to the shipment of our products. In these agreements, a financial institution provides a guarantee of tax payments to the respective government agency. We then issue guarantees to the respective financial institution for the payment of the taxes. These are revolving facilities that are integral to the shipment of our products, and the underlying taxes payable are recorded on our consolidated balance sheet.

•	$0.2 billion of other guarantees, consisting principally of guarantees of lines of credit for certain of our subsidiaries.

Although these guarantees of our own performance are frequently short-term in nature, they are expected to be replaced, upon expiration, with similar guarantees of similar amounts. These items have not had, and are not expected to have, a significant impact on our liquidity.

Aggregate Contractual Obligations: The following table summarizes our contractual obligations at December 31, 2008:

	Payments Due
(in millions)	Total	2009	2010- 2011	2012- 2013	2014 and Thereafter
Long-term debt(1)	$10,640	$209	$1,568	$2,541	$6,322
RBH Legal Settlement(2)	207	15	44	42	106
Interest on borrowings(3)	5,771	601	1,154	926	3,090
Operating leases(4)	650	164	163	78	245
Purchase obligations(5):
Inventory and production costs	1,434	1,134	235	56	9
Other	1,797	959	634	118	86

	3,231	2,093	869	174	95
Other long-term liabilities(6)	234	22	38	31	143

	$20,733	$3,104	$3,836	$3,792	$10,001

(1)	Amounts represent the expected cash payments of our long-term debt, excluding short-term borrowings reclassified as long-term debt. Amounts include capital lease obligations, primarily associated with vending machines in Japan.
(2)	Amounts represent the estimated discounted future payments due under the terms of the settlement agreement. See Note 16 to our consolidated financial statements for more details regarding this settlement.
(3)	Amounts represent the expected cash payments of our interest expense on our long-term debt, including the current portion of long-term debt. Interest on our fixed-rate debt is presented using the stated interest rate. Interest on our variable rate debt is estimated using the rate in effect at December 31, 2008. Amounts exclude the amortization of debt discounts, the amortization of loan fees and fees for lines of credit that would be included in interest expense in the consolidated statements of earnings.
(4)	Amounts represent the minimum rental commitments under non-cancelable operating leases.
(5)	Purchase obligations for inventory and production costs (such as raw materials, indirect materials and supplies, packaging, co-manufacturing arrangements, storage and distribution) are commitments for projected needs to be utilized in the normal course of business. Other purchase obligations include commitments for marketing, advertising, capital expenditures, information technology and professional services. Arrangements are considered purchase obligations if a contract specifies all significant terms, including fixed or minimum quantities to be purchased, a pricing structure and approximate timing of the transaction. Most arrangements are cancelable without a significant penalty, and with short notice (usually 30 days). Any amounts reflected on the consolidated balance sheet as accounts payable and accrued liabilities are excluded from the table above.
(6)	Other long-term liabilities consist primarily of postretirement health care costs. The following long-term liabilities included on the consolidated balance sheet are excluded from the table above: accrued pension and postemployment costs, income taxes and tax contingencies, minority interest, insurance accruals and other accruals. We are unable to estimate the timing of payments (or contributions in the case of accrued pension costs) for these items. Currently, we anticipate making pension contributions between $500 million and $550 million in 2009, based on current tax and benefit laws (as discussed in Note 12 to our consolidated financial statements).

The E.C. agreement payments discussed below are excluded from the table above, as the payments are subject to adjustment based on certain variables including our market share in the EU.

E.C. Agreement: In July 2004, we entered into an agreement with the European Commission (“E.C.”) and 10 member states of the European Union that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. To date, this agreement has been signed by 26 of the 27 member states. This agreement calls for payments that are to be adjusted based on certain variables, including our market share in the European Union in the year preceding payment. Because future additional payments are subject to these variables, we record these payments as an expense in cost of sales when product is shipped. In addition, we are also responsible to pay the excise taxes, VAT and customs duties on qualifying product seizures of up to 90 million cigarettes and are subject to payments of five times the applicable taxes and duties if qualifying product seizures exceed 90 million cigarettes in a given year. To date, our annual payments related to product seizures have been immaterial. Total charges related to the E.C. Agreement of $80 million, $100 million and $95 million were recorded in cost of sales in 2008, 2007 and 2006, respectively.

•        Equity and Dividends: As discussed in Note 1 to our consolidated financial statements, on March 28, 2008, Altria distributed all of its remaining interest in our company to Altria stockholders of record as of the close of business on March 19, 2008 in a tax-free transaction pursuant to Section 355 of the U.S. Internal Revenue Code. The distribution resulted in a net increase to our stockholders’ equity of $449 million during 2008, reflecting payments to us under the terms of the Employee Matters Agreement with Altria.

As discussed in Note 8 to our consolidated financial statements, based upon the number of Altria stock awards outstanding on the Distribution Date, we issued stock options for 28.3 million shares of PMI common stock. In addition, we issued 5.9 million shares of restricted and deferred stock. The restricted stock and deferred stock will not vest until the completion of the original restriction period (typically, three years from the date of the original grant).

On May 1, 2008, we began a $13.0 billion two-year share repurchase program. Since May 2008, we have repurchased 106.8 million shares of our common stock at a cost of $5.4 billion ($50.57 per share).

As part of the Spin-off, we paid Altria $4.0 billion in special dividends in addition to our normal dividends to Altria. We paid $3.1 billion of these special dividends in 2007 and the remaining $900 million in the first quarter of 2008.

Dividends paid to public shareholders in 2008 were $2.1 billion. During the third quarter of 2008, our Board of Directors approved a 17.4% increase in the quarterly dividend to $0.54 per common share. As a result, the present annualized dividend rate is $2.16 per common share.

Market Risk

•        Counterparty Risk: We predominantly work with financial institutions with strong short and long-term credit ratings as assigned by Standard & Poor’s and Moody’s. These banks are also part of a defined group of relationship banks. Non-investment grade institutions are only used in certain emerging markets to the extent required by local business. We have a conservative approach when it comes to choosing financial counterparties and financial instruments. As such we do not invest or hold our investment in any structured or equity-linked products. The majority of our cash and cash equivalents are currently invested in bank deposits maturing within less than 30 days.

We continuously monitor and assess the credit worthiness of all our counterparties.

•        Derivative Financial Instruments: We operate in markets outside of the United States, with manufacturing and sales facilities in various locations throughout the world. Consequently, we use certain financial instruments to manage our foreign currency exposure. We use derivative financial instruments principally to reduce our exposure to market risks resulting from fluctuations in foreign exchange rates by creating offsetting exposures. We are not a party to leveraged derivatives and, by policy, do not use derivative financial instruments for speculative purposes.

Hedging activity affected our accumulated other comprehensive earnings (losses), net of income taxes, during the years ended December 31, 2008, 2007 and 2006, as follows:

(in millions)	2008	2007	2006
(Loss) gain as of January 1	$(10)	$—	$8
Derivative losses (gains) transferred to earnings	89	11	(24)
Change in fair value	(147)	(21)	16

(Loss) gain as of December 31	$(68)	$(10)	$—

See Note 14 and Note 15 to our consolidated financial statements for a discussion on our adoption of SFAS No. 157, “Fair Value Measurements” and disclosures related to the fair value of derivative financial instruments.

•        Foreign Currency Exchange Rates: We use forward foreign exchange contracts, foreign currency swaps and foreign currency options to mitigate our exposure to changes in exchange rates from third-party and intercompany actual and forecasted transactions. The primary currencies to which we are exposed include the Euro, Indonesian rupiah, Japanese yen, Mexican peso, Russian ruble, Swiss franc and Turkish lira. At December 31, 2008 and 2007, we had contracts with aggregate notional amounts of $17.8 billion and $6.9 billion, respectively. The effective portion of unrealized gains and losses associated with qualifying cash flow hedge contracts is deferred as a component of accumulated other comprehensive earnings (losses) until the underlying hedged transactions are reported on our consolidated statements of earnings. Unrealized gains (losses) associated with qualifying fair value hedges are recorded in our consolidated statements of earnings and were ($52) million, $14 million and $12 million for the years ended December 31, 2008, 2007 and 2006. A portion of our foreign currency swaps, forwards and options, while effective as economic hedges, do not qualify for hedge accounting and, therefore, the unrealized gains (losses) relating to these contracts are reported in our consolidated statements of earnings. For the years ended December 31, 2008, 2007 and 2006, the unrealized losses from contracts that do not qualify for hedge accounting were $333 million, $23 million and $8 million, respectively. Generally, unrealized gains and losses reported through the consolidated statements of earnings are offset by gains and losses generated by the underlying assets or liabilities being hedged.

We designate certain foreign currency denominated debt and forward exchange contracts as net investment hedges of foreign operations. During the years ended December 31, 2008 and 2007, these hedges of net investments resulted in gains, net of income taxes, of $124 million and $19 million, respectively. These gains were reported as a component of accumulated other comprehensive earnings (losses) within currency translation adjustments.

•        Value at Risk: We use a value at risk computation to estimate the potential one-day loss in the fair value of our interest rate-sensitive financial instruments and to estimate the potential one-day loss in pre-tax earnings of our foreign currency price-sensitive derivative financial instruments. This computation includes our debt, short-term investments, and foreign currency forwards, swaps and options. Anticipated transactions, foreign currency trade payables and receivables, and net investments in foreign subsidiaries, which the foregoing instruments are intended to hedge, were excluded from the computation.

The computation estimates were made assuming normal market conditions, using a 95% confidence interval. We use a “variance/co-variance” model to determine the observed interrelationships between movements in interest rates and various currencies. These interrelationships were determined by observing interest rate and forward currency rate movements over the preceding quarter for determining value at risk at December 31, 2008 and 2007, and over each of the four preceding quarters for the calculation of average value at risk amounts during each year. The values of foreign currency options do not change on a one-to-one basis with the underlying currency and were valued accordingly in the computation.

The estimated potential one-day loss in fair value of our interest rate-sensitive instruments, primarily debt, under normal market conditions and the estimated potential one-day loss in pre-tax earnings from foreign currency instruments under normal market conditions, as calculated in the value at risk model, were as follows:

	Pre-Tax Earnings Impact
(in millions)	At 12/31/08	Average	High	Low
Instruments sensitive to:
Foreign currency rates	$130	$87	$130	$64

	Fair Value Impact
(in millions)	At 12/31/08	Average	High	Low
Instruments sensitive to:
Interest rates	$86	$53	$86	$2

	Pre-Tax Earnings Impact
(in millions)	At 12/31/07	Average	High	Low
Instruments sensitive to:
Foreign currency rates	$32	$17	$32	$5

	Fair Value Impact
(in millions)	At 12/31/07	Average	High	Low
Instruments sensitive to:
Interest rates	$1	$1	$1	$—

The value at risk computation is a risk analysis tool designed to statistically estimate the maximum probable daily loss from adverse movements in interest and foreign currency rates under normal market conditions. The computation does not purport to represent actual losses in fair value or earnings to be incurred by us, nor does it consider the effect of favorable changes in market rates. We cannot predict actual future movements in such market rates and do not present these results to be indicative of future movements in market rates or to be representative of any actual impact that future changes in market rates may have on our future results of operations or financial position.

New Accounting Standards

See Note 2 to our consolidated financial statements for a discussion of new accounting standards.

Contingencies

See Note 18 to our consolidated financial statements for a discussion of contingencies.

Cautionary Factors That May Affect Future Results

Forward-Looking and Cautionary Statements

We may from time to time make written or oral forward-looking statements, including statements contained in filings with the SEC, in reports to stockholders and in press releases and investor webcasts. You can identify these forward-looking statements by use of words such as “strategy,” “expects,” “continues,” “plans,” “anticipates,” “believes,” “will,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning. You can also identify them by the fact that they do not relate strictly to historical or current facts.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and whether to invest in or remain invested in our securities. In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. We elaborate on these and other risks we face throughout this document, particularly in the “Business Environment” sections preceding our discussion of operating results of our business. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties. We do not undertake to update any forward-looking statement that we may make from time to time except in the normal course of our public disclosure obligations.

Risks Related to Our Business and Industry

•        Cigarettes are subject to substantial taxes. Significant increases in cigarette-related taxes have been proposed or enacted and are likely to continue to be proposed or enacted in numerous jurisdictions. These tax increases may affect our profitability disproportionately and make us less competitive versus certain of our competitors.

Tax regimes, including excise taxes, sales taxes and import duties, can disproportionately affect the retail price of manufactured cigarettes versus other tobacco products, or disproportionately affect the relative retail price of our manufactured cigarette brands versus cigarette brands manufactured by certain of our competitors. Because our portfolio is weighted toward the premium price manufactured cigarette category, tax regimes based on sales price can place us at a competitive disadvantage in certain markets. As a result, our volume and profitability may be adversely affected in these markets.

Increases in cigarette taxes are expected to continue to have an adverse impact on our sales of cigarettes, due to resulting lower consumption levels, a shift in sales from manufactured cigarettes to other tobacco products and from the premium price to the mid-price or low price cigarette categories where we may be under-represented, from local sales to legal cross-border purchases of lower price products or to illicit products such as contraband and counterfeit.

•        The European Commission is seeking to alter minimum retail selling price systems.

Several EU Member States have enacted laws establishing a minimum retail selling price for cigarettes and, in some cases, other tobacco products. The European Commission has commenced proceedings against these Member States, claiming that minimum retail selling price systems infringe EU law. If the European Commission’s infringement actions are successful, they could adversely impact excise tax levels and/or price gaps in those markets.

•        Our business faces significant governmental action aimed at increasing regulatory requirements with the goal of preventing the use of tobacco products.

Governmental actions, combined with the diminishing social acceptance of smoking and private actions to restrict smoking, have resulted in reduced industry volume in many of our markets, and we expect that such actions will continue to reduce consumption levels. Significant regulatory developments will take place over the next few years in most of our markets, driven principally by the World Health Organization’s Framework Convention on Tobacco Control (“FCTC”). The FCTC is the first international public health treaty on tobacco, and its objective is to establish a global agenda for tobacco regulation with the purpose of reducing initiation of tobacco use and encouraging cessation. In addition, the FCTC has led to increased efforts by tobacco control advocates and public health organizations to reduce the palatability and appeal of tobacco products to adult smokers. Regulatory initiatives that have been proposed, introduced or enacted include:

•	the levying of substantial and increasing tax and duty charges;

•	restrictions or bans on advertising, marketing and sponsorship;

•	the display of larger health warnings, graphic health warnings and other labeling requirements;

•	restrictions on packaging design, including the use of colors and generic packaging;

•	restrictions or bans on the display of tobacco product packaging at the point of sale, and restrictions or bans on cigarette vending machines;

•	requirements regarding testing, disclosure and performance standards for tar, nicotine, carbon monoxide and other smoke constituents levels;

•	requirements regarding testing, disclosure and use of tobacco product ingredients;

•	increased restrictions on smoking in public and work places and, in some instances, in private places and outdoors;

•	elimination of duty free allowances for travelers; and

•	encouraging litigation against tobacco companies.

Partly because of some or a combination of these measures, unit sales of tobacco products in certain markets, principally Western Europe and Japan, have been in general decline and we expect this trend to continue. Our operating income could be significantly affected by any significant decrease in demand for our products, any significant increase in the cost of complying with new regulatory requirements and requirements that lead to a commoditization of tobacco products.

•        Litigation related to cigarette smoking and exposure to ETS could substantially reduce our profitability and could severely impair our liquidity.

There is litigation related to tobacco products pending in certain jurisdictions. Damages claimed in some of the tobacco-related litigation are significant and, in certain cases in Brazil, Israel, Nigeria and Canada, range into the billions of dollars. We anticipate that new cases will continue to be filed. The FCTC encourages litigation against tobacco product manufacturers. It is possible that our consolidated results of operations, cash flows or financial position could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome or settlement of certain pending litigation. Please see Note 18. Contingencies to our consolidated financial statements, and as amended in Part I, Item 3. Legal Proceedings of our Annual Report on Form 10-K for the year ended December 31, 2008 for a discussion of tobacco-related litigation.

•        We face intense competition and our failure to compete effectively could have a material adverse effect on our profitability and results of operations.

We compete primarily on the basis of product quality, brand recognition, brand loyalty, service, marketing, advertising and price. We are subject to highly competitive conditions in all aspects of our business. The competitive environment and our competitive position can be significantly influenced by weak economic conditions, erosion of consumer confidence, competitors’ introduction of low price products or innovative products, higher cigarette taxes, higher absolute prices and larger gaps between price categories, and product regulation that diminishes the ability to differentiate tobacco products. Competitors include three large international tobacco companies and several regional and local tobacco companies and, in some instances, government-owned tobacco enterprises, principally in China, Egypt, Thailand, Taiwan, Vietnam and Algeria. Industry consolidation and privatizations of governmental enterprises have led to an overall increase in competitive pressures. Some competitors have different profit and volume objectives and some international competitors are less susceptible to changes in currency exchange rates.

•        Because we have operations in numerous countries, our results may be influenced by economic, regulatory and political developments in many countries.

Some of the countries in which we operate face the threat of civil unrest and can be subject to regime changes. In others, nationalization, terrorism, conflict and the threat of war may have a significant impact on the business environment. Economic, political, regulatory or other developments could disrupt our supply chain or our distribution capabilities. In addition, such developments could lead to loss of property or equipment that are critical to our business in certain markets and difficulty in staffing and managing our operations, which could reduce our volumes, revenues and net earnings. In certain markets, we are dependent on governmental approvals of various actions such as price changes.

In addition, despite our high ethical standards and rigorous control and compliance procedures aimed at preventing and detecting unlawful conduct, given the breadth and scope of our international operations, we may not be able to detect all potential improper or unlawful conduct by our international partners and employees.

•        We may be unable to anticipate changes in consumer preferences or to respond to consumer behavior influenced by economic downturns.

Our tobacco business is subject to changes in consumer preferences, which may be influenced by local economic conditions. To be successful, we must:

•	promote brand equity successfully;

•	anticipate and respond to new consumer trends;

•	develop new products and markets and broaden brand portfolios;

•	improve productivity; and

•	be able to protect or enhance margins through price increases.

In periods of economic uncertainty, consumers may tend to purchase lower price brands, and the volume of our premium price, high price and mid-price brands and our profitability could suffer accordingly.

•        We lose revenue as a result of counterfeiting, contraband and cross-border purchases.

Large quantities of counterfeit cigarettes are sold in the international market. We believe that Marlboro is the most heavily counterfeited international cigarette brand, although we cannot quantify the amount of revenue we lose as a result of this activity. In addition, our revenues are reduced by contraband and legal cross-border purchases.

•        From time to time, we are subject to governmental investigations on a range of matters.

Investigations include allegations of contraband shipments of cigarettes, allegations of unlawful pricing activities within certain markets and allegations of false and misleading usage of descriptors such as “lights” and “ultra lights.” We cannot predict the outcome of those investigations or whether additional investigations may be commenced, and it is possible that our business could be materially affected by an unfavorable outcome of pending or future investigations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Environment — Governmental Investigations” for a description of governmental investigations to which we are subject.

•        We may be unsuccessful in our attempts to produce cigarettes with the potential to reduce the risk of smoking-related diseases.

We continue to seek ways to develop commercially viable new product technologies that may reduce the risk of smoking. Our goal is to develop products whose potential for risk reduction can be substantiated and meet adult smokers’ taste expectations. We may not succeed in these efforts. If we do not succeed, but one or more of our competitors do, we may be at a competitive disadvantage. Further, we cannot predict whether regulators will permit the marketing of tobacco products with claims of reduced risk to consumers, which could significantly undermine the commercial viability of these products.

•        Our reported results could be adversely affected by currency exchange rates and currency devaluations could impair our competitiveness.

We conduct our business primarily in local currency and, for purposes of financial reporting, the local currency results are translated into U.S. dollars based on average exchange rates prevailing during a reporting period. During times of a strengthening U.S. dollar, our reported net revenues and operating income will be reduced because the local currency will translate into fewer U.S. dollars. During periods of local economic crises, foreign currencies may be devalued significantly against the U.S. dollar, reducing our margins. Actions to recover margins may result in lower volume and a weaker competitive position.

•        The repatriation of our foreign earnings and change in the earnings mix may increase our effective tax rate.

Because we are a U.S. holding company, our most significant source of funds will be distributions from our non-U.S. subsidiaries. These distributions may result in a residual U.S. tax cost. It may be advantageous to us in certain circumstances to significantly increase the amount of such distributions, which could result in a material increase in our overall tax rate in the years such distributions take place.

•        Our ability to grow may be limited by our inability to introduce new products, enter new markets or to improve our margins through higher pricing and improvements in our brand and geographic mix.

Our profitability may suffer if we are unable to introduce new products or enter new markets successfully, to raise prices or maintain an acceptable proportion of our sales of higher margin products and sales in higher margin geographies.

•        We may be unable to expand our portfolio through successful acquisitions.

One element of our growth strategy is to strengthen our brand portfolio and market positions through selective acquisitions. Acquisition opportunities are limited and acquisitions present risks of failing to achieve efficient and effective integration, strategic objectives and anticipated revenue improvements and cost savings. There is no assurance that we will be able to acquire attractive businesses on favorable terms or that future acquisitions will be accretive to earnings.

•        Government mandated prices, production control programs, shifts in crops driven by economic conditions and adverse weather patterns may increase the cost or reduce the quality of the tobacco and other agricultural products used to manufacture our products.

As with other agricultural commodities, the price of tobacco leaf and cloves can be influenced by imbalances in supply and demand and crop quality can be influenced by variations in weather patterns. Tobacco production in certain countries is subject to a variety of controls, including government mandated prices and production control programs. Changes in the patterns of demand for agricultural products could cause farmers to plant less tobacco. Any significant change in tobacco leaf and clove prices, quality and quantity could affect our profitability and our business.

•        Our ability to implement our strategy of attracting and retaining the best global talent may be impaired by the decreasing social acceptance of cigarette smoking.

The tobacco industry competes for talent with consumer products and other companies that enjoy greater societal acceptance. As a result, we may be unable to attract and retain the best global talent.

•        We could incur significant indemnity obligations if our action or failure to act causes the Distribution to be taxable.

Under the tax sharing agreement between Altria and us, we have agreed to indemnify Altria and its affiliates if we take, or fail to take, any action where such action, or failure to act, precludes the Spin-off from qualifying as a tax-free transaction. For a discussion of these restrictions, please see “The Distribution — U.S. Federal Income Tax Consequences of the Distribution,” which is included in our Registration Statement on Form 10.

•        Your percentage ownership of our common shares may be diluted by future acquisitions.

One of the purposes of the Spin-off was to provide us with focused common stock that can be used to fund acquisitions. To the extent we issue new shares of common stock to fund acquisitions, your percentage ownership of our shares will be diluted. There is no assurance that the effect of this dilution will be offset by accretive earnings from the acquisition.

Selected Financial Data–Five-Year Review

(in millions of dollars, except per share data)

	2008	2007(2)	2006(2)	2005(2)	2004(2)
Summary of Operations:
Net revenues	$63,640	$55,243	$48,302	$45,316	$39,637
Cost of sales	9,328	8,711	8,146	7,654	6,716
Excise taxes on products	37,935	32,433	27,533	25,299	22,032
Gross profit	16,377	14,099	12,623	12,363	10,889
Operating income	10,248	8,894	8,350	7,730	6,509
Interest expense, net	311	10	142	94	4
Earnings before income taxes and minority interest	9,937	8,884	8,208	7,636	6,505
Pre-tax profit margin	15.6%	16.1%	17.0%	16.9%	16.4%
Provision for income taxes	2,787	2,570	1,825	1,833	1,762
Earnings before minority interest	7,150	6,314	6,383	5,803	4,743
Minority interest in earnings, net of income taxes	260	276	253	187	146
Net earnings	6,890	6,038	6,130	5,616	4,597
Basic earnings per share	3.33	2.86	2.91	2.66	2.18
Diluted earnings per share	3.32	2.86	2.91	2.66	2.18
Dividends declared per share to public shareholders	1.54	—	—	—	—
Weighted average shares (millions) — Basic(1)	2,068	2,109	2,109	2,109	2,109
Weighted average shares (millions) — Diluted(1)	2,078	2,109	2,109	2,109	2,109
Capital expenditures	1,099	1,072	886	736	711
Depreciation and amortization	842	748	658	527	459
Property, plant and equipment, net	6,348	6,435	5,238	4,603	4,042
Inventories	9,664	9,371	7,101	5,420	4,882
Total assets	32,972	31,777	26,143	23,233	21,381
Total long-term debt	11,377	5,578	2,222	4,141	—
Total debt	11,961	6,069	2,773	4,921	807
Stockholders’ equity	7,500	15,595	14,449	10,505	13,231
Common dividends declared to public shareholders as a % of Diluted EPS	46.4%	—	—	—	—
Book value per common share outstanding	3.74	7.39	6.85	4.98	6.27
Market price per common share — high/low	56.26 - 33.30	—	—	—	—
Closing price of common share at year end	43.51	—	—	—	—
Price/earnings ratio at year end — Diluted	13	—	—	—	—
Number of common shares outstanding at year end (millions)(1)	2,007	2,109	2,109	2,109	2,109
Number of employees	75,600	75,500	74,200	94,700	45,500

(1)	For the years ended 2007, 2006, 2005 and 2004, share amounts are based on the number of shares distributed by Altria on the Distribution Date.

(2)	Results for the years ended 2007, 2006, 2005 and 2004 have been revised to reflect the movement of certain subsidiaries to a December 31 closing date. As a result of this change, PMI recorded an adjustment to stockholders’ equity (specifically earnings reinvested in the business) of $175 million on January 1, 2004.

This Selected Financial Data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 1. Background and Basis of Presentation to the consolidated financial statements.

Consolidated Balance Sheets

(in millions of dollars, except share and per share data)

at December 31,	2008	2007
Assets
Cash and cash equivalents	$1,531	$1,501
Receivables (less allowances of $14 in 2008 and $15 in 2007)	2,848	3,099
Inventories:
Leaf tobacco	3,924	4,018
Other raw materials	1,137	1,205
Finished product	4,603	4,148

	9,664	9,371
Deferred income taxes	322	302
Due from Altria Group, Inc. and affiliates		257
Other current assets	574	256

Total current assets	14,939	14,786
Property, plant and equipment, at cost:
Land and land improvements	547	590
Buildings and building equipment	3,351	3,345
Machinery and equipment	7,170	6,952
Construction in progress	632	798

	11,700	11,685
Less accumulated depreciation	5,352	5,250

	6,348	6,435
Goodwill	8,015	7,925
Other intangible assets, net	3,084	1,906
Other assets	586	725

Total Assets	$32,972	$31,777

See notes to consolidated financial statements.

at December 31,	2008	2007
Liabilities
Short-term borrowings	$375	$400
Current portion of long-term debt	209	91
Accounts payable	1,013	819
Accrued liabilities:
Marketing	457	453
Taxes, except income taxes	4,502	4,504
Employment costs	665	562
Dividends payable to public shareholders	1,090
Other	1,167	610
Income taxes	488	478
Deferred income taxes	178	174

Total current liabilities	10,144	8,091
Long-term debt	11,377	5,578
Deferred income taxes	1,401	1,240
Employment costs	1,682	566
Other liabilities	868	707

Total liabilities	25,472	16,182
Contingencies (Note 18)
Stockholders’ Equity
Common stock, no par value (2,109,316,331 and 2,108,901,789 shares issued in 2008 and 2007, respectively)
Additional paid-in capital	1,581	1,265
Earnings reinvested in the business	13,354	12,642
Accumulated other comprehensive (losses) earnings	(2,281)	1,688

	12,654	15,595
Less: treasury stock, at cost (102,053,271 shares in 2008)	5,154

Total stockholders’ equity	7,500	15,595

Total Liabilities and Stockholders’ Equity	$32,972	$31,777

Consolidated Statements of Earnings

(in millions of dollars, except per share data)

for the years ended December 31,	2008	2007	2006
Net revenues	$63,640	$55,243	$48,302
Cost of sales	9,328	8,711	8,146
Excise taxes on products	37,935	32,433	27,533

Gross profit	16,377	14,099	12,623
Marketing, administration and research costs	6,001	5,021	4,551
Italian antitrust charge			61
Asset impairment and exit costs	84	208	126
Gains on sales of businesses		(52)	(488)
Amortization of intangibles	44	28	23

Operating income	10,248	8,894	8,350
Interest expense, net	311	10	142

Earnings before income taxes and minority interest	9,937	8,884	8,208
Provision for income taxes	2,787	2,570	1,825

Earnings before minority interest	7,150	6,314	6,383
Minority interest in earnings, net of income taxes	260	276	253

Net earnings	$6,890	$6,038	$6,130

Per share data (Note 9):
Basic earnings per share	$3.33	$2.86	$2.91

Diluted earnings per share	$3.32	$2.86	$2.91

See notes to consolidated financial statements.

Consolidated Statements of Stockholders’ Equity

(in millions of dollars, except per share data)

			Earnings Reinvested in the Business	Accumulated Other Comprehensive Earnings (Losses)
	Common Stock	Additional Paid-in Capital		Currency Translation Adjustments	Other	Total	Treasury Stock	Total Stockholders’ Equity
Balances, December 31, 2005	$—	$1,265	$9,160	$55	$(173)	$(118)	$—	$10,307
Impact of closing date change for certain PMI subsidiaries (Note 1)			198					198

Balances, January 1, 2006	—	1,265	9,358	55	(173)	(118)	—	10,505
Comprehensive earnings:
Net earnings			6,130					6,130
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments				934		934		934
Additional minimum pension liability, net of income taxes of $61					192	192		192
Change in fair value of derivatives accounted for as hedges, net of income taxes of $3					(8)	(8)		(8)
Change in fair value of debt and equity securities, net of income taxes of $1					(11)	(11)		(11)

Total other comprehensive earnings								1,107

Total comprehensive earnings								7,237

Initial adoption of FASB Statement No. 158, net of income taxes (Note 12)					(513)	(513)		(513)
Dividends declared to Altria Group, Inc. ($1.32 per share)			(2,780)					(2,780)

Balances, December 31, 2006	—	1,265	12,708	989	(513)	476	—	14,449
Comprehensive earnings:
Net earnings			6,038					6,038
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments				809		809		809
Change in net loss and prior service cost, net of income taxes of $75					413	413		413
Change in fair value of derivatives accounted for as hedges, net of income taxes of $1					(10)	(10)		(10)

Total other comprehensive earnings								1,212

Total comprehensive earnings								7,250

Adoption of FIN 48			471					471
Dividends declared to Altria Group, Inc. ($3.12 per share)			(6,575)					(6,575)

Balances, December 31, 2007	—	1,265	12,642	1,798	(110)	1,688	—	15,595
Comprehensive earnings:
Net earnings			6,890					6,890
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments				(2,566)		(2,566)		(2,566)
Change in net loss and prior service cost, net of income taxes of $257					(1,344)	(1,344)		(1,344)
Change in fair value of derivatives accounted for as hedges, net of income taxes of $6					(58)	(58)		(58)
Change in fair value of debt and equity securities					(1)	(1)		(1)

Total other comprehensive earnings								(3,969)

Total comprehensive earnings								2,921

Exercise of stock options and issuance of other stock awards(1)		395					245	640
FASB 158 measurement date change for non-U.S. plans, net of income taxes			(9)					(9)
Dividends declared to Altria Group, Inc. ($1.43 per share)			(3,019)					(3,019)
Dividends declared to public shareholders ($1.54 per share)			(3,150)					(3,150)
Common stock repurchased							(5,399)	(5,399)
Other		(79)						(79)

Balances, December 31, 2008	$—	$1,581	$13,354	$(768)	$(1,513)	$(2,281)	$(5,154)	$7,500

(1)	Includes an increase to additional paid-in capital for the reimbursement to PMI caused by modifications to Altria Group, Inc. stock awards. See Note 1.

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in millions of dollars)

for the years ended December 31,	2008	2007	2006
Cash Provided by (Used in) Operating Activities
Net earnings	$6,890	$6,038	$6,130
Adjustments to reconcile net earnings to operating cash flows:
Depreciation and amortization	842	748	658
Deferred income tax provision (benefit)	5	(22)	223
Minority interest in earnings, net	260	276	253
Equity loss from RBH legal settlement	124
Italian antitrust charge			61
Gains on sales of businesses		(52)	(488)
Asset impairment and exit costs, net of cash paid	(15)	77	82
Cash effects of changes, net of the effects from acquired and divested companies:
Receivables, net	(25)	(828)	45
Inventories	(914)	(1,277)	(1,103)
Accounts payable	(90)	47	(91)
Income taxes	39	219	(1)
Accrued liabilities and other current assets	857	239	491
Pension plan contributions	(262)	(95)	(135)
Changes in amounts due from Altria Group, Inc. and affiliates	37	(27)	30
Other	187	207	135

Net cash provided by operating activities	7,935	5,550	6,290

Cash Provided by (Used in) Investing Activities
Capital expenditures	(1,099)	(1,072)	(886)
Proceeds from sales of businesses		87	520
Purchase of businesses, net of acquired cash	(1,663)	(1,519)	(4)
Other	(399)	(82)	(69)

Net cash used in investing activities	(3,161)	(2,586)	(439)

See notes to consolidated financial statements.

	for the years ended December 31,	2008	2007	2006
	Cash Provided by (Used in) Financing Activities
	Net (repayment) issuance of short-term borrowings	$(449)	$2,162	$(317)
	Long-term debt proceeds	11,892	4,160
	Long-term debt repaid	(5,736)	(3,381)	(2,194)
	Repurchases of common stock	(5,256)
	Issuance of common stock	118
	Changes in amounts due from Altria Group, Inc. and affiliates	664	370	104
	Dividends paid to Altria Group, Inc.	(3,019)	(6,560)	(2,780)
	Dividends paid to public shareholders	(2,060)
	Other	(332)	(345)	(255)

	Net cash used in financing activities	(4,178)	(3,594)	(5,442)

	Effect of exchange rate changes on cash and cash equivalents	(566)	346	87
	Cash and cash equivalents:
	Increase (Decrease)	30	(284)	496
	Balance at beginning of year	1,501	1,785	1,289

	Balance at end of year	$1,531	$1,501	$1,785

Cash paid:	Interest	$499	$301	$371

	Income taxes	$2,998	$2,215	$1,537

Notes to Consolidated Financial Statements

Note 1.

Background and Basis of Presentation:

•        Background: Philip Morris International Inc. is a holding company incorporated in Virginia, U.S.A., whose subsidiaries and affiliates and their licensees are engaged in the manufacture and sale of cigarettes and other tobacco products in markets outside of the United States of America. Throughout these financial statements, the term “PMI” refers to Philip Morris International Inc. and its subsidiaries.

Prior to March 28, 2008, PMI was a wholly-owned subsidiary of Altria Group, Inc. (“Altria”). On March 28, 2008, Altria distributed all of its interest in PMI to Altria’s stockholders in a tax-free transaction pursuant to Section 355 of the U.S. Internal Revenue Code.

As further discussed in Note 5. Acquisitions, in 2008, PMI purchased Rothmans Inc., which is located in Canada. As a result, PMI changed the name of the Latin America segment to the Latin America & Canada segment.

Separation from Altria Group, Inc.

On January 30, 2008, the Altria Board of Directors announced Altria’s plans to spin off all of its interest in PMI to Altria’s stockholders in a tax-free transaction pursuant to Section 355 of the U.S. Internal Revenue Code (the “Spin-off”). The distribution of all of the PMI shares owned by Altria was made on March 28, 2008 (the “Distribution Date”) to stockholders of record as of the close of business on March 19, 2008 (the “Record Date”). Altria distributed one share of PMI common stock for each share of Altria common stock outstanding as of the Record Date.

Holders of Altria stock options were treated similarly to public stockholders and, accordingly, had their stock awards split into two instruments. Holders of Altria stock options received the following stock options, which, immediately after the Spin-off, had an aggregate intrinsic value equal to the intrinsic value of the pre-spin Altria options:

•	a new PMI option to acquire the same number of shares of PMI common stock as the number of Altria options held by such person on the Distribution Date; and

•	an adjusted Altria option for the same number of shares of Altria common stock with a reduced exercise price.

As stipulated by the Employee Matters Agreement between PMI and Altria, the exercise price of each option was developed to reflect the relative market values of PMI and Altria shares by allocating the price of Altria common stock before the distribution ($73.83) to PMI shares ($51.44) and Altria shares ($22.39), and then multiplying each of these allocated values by the Option Conversion Ratio. The Option Conversion Ratio is equal to the exercise price of the Altria option, prior to any adjustment for the distribution, divided by $73.83. As a result, the new PMI option and the adjusted Altria option have an aggregate intrinsic value equal to the intrinsic value of the pre-split Altria option.

Holders of Altria restricted stock or deferred stock awarded prior to January 30, 2008, retained their existing awards and received the same number of shares of restricted or deferred stock of PMI. The restricted stock and deferred stock will not vest until the completion of the original restriction period (typically, three years from the date of the original grant). Recipients of Altria deferred stock awarded on January 30, 2008, who were employed by Altria after the Distribution Date, received additional shares of deferred stock of Altria to preserve the intrinsic value of the award. Recipients of Altria deferred stock awarded on January 30, 2008, who were employed by PMI after the Distribution Date, received substitute shares of PMI deferred stock to preserve the intrinsic value of the award.

To the extent that employees of Altria and its remaining subsidiaries received PMI stock options, Altria reimbursed PMI in cash for the Black-Scholes fair value of the stock options received. To the extent that employees of PMI or its subsidiaries held Altria stock options, PMI reimbursed Altria in cash for the Black-Scholes fair value of the stock options. To the extent that employees of Altria and its remaining subsidiaries received PMI deferred stock, Altria paid PMI the fair value of the PMI deferred stock less the value of projected forfeitures. To the extent that employees of PMI or its subsidiaries held Altria restricted stock or deferred stock, PMI reimbursed Altria in cash for the fair value of the restricted or deferred stock less the value of projected forfeitures and any amounts previously charged to PMI for the restricted or deferred stock. Based upon the number of Altria stock awards outstanding at the Distribution Date, the net amount of these reimbursements resulted in a payment of $449 million from Altria to PMI ($427 million of which was paid in March 2008, with the remainder paid in April 2008). This reimbursement from Altria is reflected as an increase to the additional paid-in capital of PMI on the December 31, 2008 consolidated balance sheet.

        Prior to the Spin-off, PMI was included in the Altria consolidated federal income tax return, and federal income tax contingencies were recorded as liabilities on the balance sheet of Altria. In April 2008, Altria reimbursed PMI in cash for these liabilities, which were $97 million.

        Prior to the Spin-off, certain employees of PMI participated in the U.S. benefit plans offered by Altria. After the Distribution Date, the benefits previously provided by Altria are now provided by PMI. As a result, new plans have been established by PMI, and the related plan assets (to the extent that the benefit plans were previously funded) and liabilities have been transferred to the new plans. The transfer of these benefits resulted in PMI recording additional liabilities of $103 million in its consolidated balance sheet, partially offset by the related deferred tax assets ($22 million) and an adjustment to stockholders’ equity ($26 million). In April 2008, Altria paid PMI $112 million in cash based on an estimate of the value of these benefits net of the related tax benefit. In December 2008, PMI paid Altria $57 million in cash upon receipt of final actuarial valuations related to the qualified pension plan.

A subsidiary of Altria provided PMI with certain corporate services at cost plus a management fee. After the Distribution Date, PMI undertook these activities, and services provided to PMI ceased in 2008. All intercompany accounts with Altria were settled in cash. As shown in the table below, the settlement of the intercompany accounts (including the amounts discussed above related to stock awards, tax contingencies and benefit plan liabilities) resulted in a net payment from Altria to PMI of $275 million.

(in millions)
Modifications to Altria Group, Inc. stock awards	$449
Transfer of federal income tax contingencies	97
Transfer of employee benefit plan liabilities	55
Settlement of intercompany account (primarily taxes)	(326)

Net amount received from Altria Group, Inc. and affiliates	$275

For additional information regarding PMI’s transactions with Altria Group, Inc. and its affiliates after the Spin-off, see Note 3. Transactions with Altria Group, Inc.

As part of the Spin-off, PMI paid $4.0 billion in special dividends in addition to its normal dividends to Altria. PMI paid $3.1 billion of these special dividends in 2007 and the remaining $900 million in the first quarter of 2008.

•        Basis of presentation: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of net revenues and expenses during the reporting periods. Significant estimates and assumptions include, among other things, pension and benefit plan assumptions, useful lives and valuation assumptions of goodwill and other intangible assets, marketing programs and income taxes. Actual results could differ from those estimates.

The consolidated financial statements include PMI, as well as its wholly-owned and majority-owned subsidiaries. Investments in which PMI exercises significant influence (20%-50% ownership interest), are accounted for under the equity method of accounting. Investments in which PMI has an ownership interest of less than 20%, or does not exercise significant influence, are accounted for with the cost method of accounting. All intercompany transactions and balances have been eliminated. Transactions between PMI and Altria are included in these consolidated financial statements.

Prior to 2008, certain subsidiaries of PMI reported their results up to ten days before the end of December, rather than on December 31. During 2008, these subsidiaries moved to a December 31, 2008 closing date. As a result, certain prior years’ amounts have been revised to reflect this change, which resulted in an adjustment to retained earnings of $198 million on January 1, 2006. The effect of this change was not material to PMI’s consolidated financial position, results of operations or operating cash flows in any of the periods presented.

Note 2.

Summary of Significant Accounting Policies:

•        Cash and cash equivalents: Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less.

•        Depreciation, amortization and goodwill valuation: Property, plant and equipment are stated at historical cost and depreciated by the straight-line method over the estimated useful lives of the assets. Machinery and equipment are depreciated over periods ranging from 3 to 15 years, and buildings and building improvements over periods up to 40 years. Depreciation expense for 2008, 2007 and 2006 was $798 million, $720 million and $635 million, respectively.

Definite life intangible assets are amortized over their estimated useful lives. PMI is required to conduct an annual review of goodwill and intangible assets for potential impairment. Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, the goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between the fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value. In 2008, 2007 and 2006, PMI did not have to record a charge to earnings for an impairment of goodwill or intangible assets as a result of its annual reviews.

Goodwill and other intangible assets, net, by segment were as follows:

	Goodwill		Other Intangible Assets, net
(in millions)	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
European Union	$1,456	$1,510	$469	$69
Eastern Europe, Middle East and Africa	648	714	200	205
Asia	3,387	4,033	1,188	1,457
Latin America & Canada	2,524	1,668	1,227	175

Total	$8,015	$7,925	$3,084	$1,906

Goodwill is due primarily to PMI’s acquisitions in Indonesia, Canada, Mexico, Greece, Serbia, Colombia and Pakistan. The movements in goodwill and the gross carrying amount of intangible assets are as follows:

(in millions)	Goodwill	Gross Intangible Assets
Balance at January 1, 2007	$6,197	$1,673
Changes due to:
Acquisitions	1,558	202
Currency	183	8
Other	(13)	103

Balance at December 31, 2007	7,925	1,986
Changes due to:
Acquisitions	1,314	1,298
Currency	(1,228)	(491)
Other	4	407

Balance at December 31, 2008	$8,015	$3,200

The increase in goodwill from acquisitions during 2008 was due primarily to the preliminary allocation of purchase price for PMI’s September 2008 acquisition in Canada, as well as the final allocation of purchase price for PMI’s 2007 acquisitions in Mexico and Pakistan. The increase in intangible assets from acquisitions during 2008 was due primarily to the final allocation of purchase price for PMI’s 2007 acquisition in Mexico ($875 million), as well as the preliminary purchase price allocation for PMI’s acquisition in Canada ($430 million). The preliminary purchase price allocation for Canada is based upon estimates and assumptions and is subject to revision when appraisals of fixed assets and brand names are finalized in 2009. The 2008 increase in other primarily relates to the purchase of the fine cut trademark Interval and certain other trademarks. For further details on these acquisitions, see Note 5. Acquisitions.

The increase in goodwill and intangible assets from acquisitions during 2007 was primarily related to the preliminary allocation of purchase price for PMI’s acquisitions in Mexico and Pakistan.

Additional details of intangible assets were as follows:

	December 31, 2008		December 31, 2007
(in millions)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-amortizable intangible assets	$1,878		$1,339
Amortizable intangible assets	1,322	$116	647	$80

Total intangible assets	$3,200	$116	$1,986	$80

Non-amortizable intangible assets substantially consist of brand names from PMI’s acquisitions in Indonesia in 2005 and Mexico in 2007. Amortizable intangible assets consist primarily of certain trademarks and non-compete agreements associated with acquisitions. Pre-tax amortization expense for intangible assets during the years ended December 31, 2008, 2007 and 2006 was $44 million, $28 million and $23 million, respectively. Amortization expense for each of the next five years is estimated to be $70 million or less, assuming no additional transactions occur that require the amortization of intangible assets.

•        Foreign currency translation: PMI translates the results of operations of its subsidiaries and affiliates using average exchange rates during each period, whereas balance sheet accounts are translated using exchange rates at the end of each period. Currency translation adjustments are recorded as a component of stockholders’ equity. In addition, some of PMI’s subsidiaries have assets and liabilities denominated in currencies other than their functional currencies, and to the extent those are not designated as net investment hedges, these assets and liabilities generate transaction gains and losses when translated into their respective functional currencies. PMI reported its net transaction losses of $54 million for the year ended December 31, 2008 and its net transaction gains of $117 million and $62 million for the years ended December 31, 2007 and 2006, respectively, in marketing, administration and research costs on the consolidated statements of earnings.

•        Guarantees: PMI accounts for guarantees in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” Interpretation No. 45 requires the disclosure of certain guarantees and requires the recognition of a liability for the fair value of the obligation of qualifying guarantee activities. See Note 18. Contingencies for a further discussion of guarantees.

•        Hedging instruments: Derivative financial instruments are recorded at fair value on the consolidated balance sheets as either assets or liabilities. Changes in the fair value of derivatives are recorded each period either in accumulated other comprehensive earnings (losses) or in earnings, depending on whether a derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in accumulated other comprehensive earnings (losses) are reclassified to the consolidated statements of earnings in the periods in which operating results are affected by the hedged item. Cash flows from hedging instruments are classified in the same manner as the affected hedged item in the consolidated statements of cash flows.

•        Impairment of long-lived assets: PMI reviews long-lived assets, including amortizable intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. PMI performs undiscounted operating cash flow analyses to determine if an impairment exists. For purposes of recognition and measurement of an impairment for assets held for use, PMI groups assets and liabilities at the lowest level for which cash flows are separately identifiable. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

•        Income taxes: PMI accounts for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” Prior to the Distribution Date, the accounts of PMI were included in Altria’s consolidated United States federal income tax return, and federal income taxes were computed on a separate company basis. PMI made payments to, or was reimbursed by, Altria for the tax effects resulting from its inclusion in Altria’s consolidated United States federal income tax return. Beginning March 31, 2008, PMI is no longer a member of the Altria consolidated tax return group, and PMI will file its own federal consolidated income tax return.

Prior to the Distribution Date, federal tax contingencies relating to PMI were recorded as liabilities on the balance sheet of Altria. In April 2008, Altria reimbursed PMI in cash for these liabilities, which were $97 million.

Income tax provisions for jurisdictions outside the United States, as well as state and local income tax provisions, were determined on a separate company basis and the related assets and liabilities were recorded in PMI’s consolidated balance sheets. Significant judgment is required in determining income tax provisions and in evaluating tax positions.

On January 1, 2007, PMI adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). The Interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. As a result of the January 1, 2007 adoption of FIN 48, PMI recognized a $472 million decrease in unrecognized tax benefits, which resulted in an increase to stockholders’ equity as of January 1, 2007 of $471 million and a reduction of federal deferred tax benefits of $1 million.

•        Inventories: Inventories are stated at the lower of cost or market. The first-in, first-out and average cost methods are used to cost substantially all inventories. It is a generally recognized industry practice to classify leaf tobacco inventory as a current asset although part of such inventory, because of the duration of the aging process, ordinarily would not be utilized within one year.

•        Marketing costs: PMI promotes its products with advertising, consumer incentives and trade promotions. Such programs include, but are not limited to, discounts, rebates, in-store display incentives and volume-based incentives. Advertising costs are expensed as incurred. Consumer incentive and trade promotion activities are recorded as a reduction of revenues based on amounts estimated as being due to customers and consumers at the end of a period, based principally on historical utilization. For interim reporting purposes, advertising and certain consumer incentive expenses are charged to earnings as a percentage of sales, based on estimated sales and related expenses for the full year.

•        Revenue recognition: PMI recognizes revenues, net of sales incentives and including shipping and handling charges billed to customers, either upon shipment or delivery of goods when title and risk of loss pass to customers. PMI includes excise taxes billed to customers in revenues. Shipping and handling costs are classified as part of cost of sales and were $639 million, $577 million and $504 million for the years ended December 31, 2008, 2007 and 2006, respectively.

•        Software costs: PMI capitalizes certain computer software and software development costs incurred in connection with developing or obtaining computer software for internal use. Capitalized software costs are included in property, plant and equipment on PMI’s consolidated balance sheets and are amortized on a straight-line basis over the estimated useful lives of the software, which do not exceed five years.

•        Stock-based compensation: PMI uses the modified prospective method, which requires measurement of compensation cost for all stock-based awards at fair value on date of grant and recognition of compensation over the service periods for awards expected to vest. The fair value of restricted stock and deferred stock is determined based on the number of shares granted and the market value at date of grant. The fair value of stock options is determined using a modified Black-Scholes methodology.

Prior to the Distribution Date, all employee incentive awards were granted by Altria. In connection with the Distribution, employee stock awards were modified in the manner described in Note 1. Background and Basis of Presentation. See Note 8. Stock Plans for further discussion.

Excess tax benefits occur when the tax deduction claimed at vesting exceeds the tax benefit from the fair value of compensation expense accrued under SFAS No. 123(R). Excess tax benefits of $16 million were recognized in other comprehensive earnings for the year ended December 31, 2008 and were presented as financing cash flows.

•        New Accounting Standards: In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) is effective for business combinations that close on or after January 1, 2009. SFAS 141(R) requires that assets acquired, liabilities assumed and any noncontrolling interest in the acquiree be measured at fair value as of the acquisition date. Additionally, costs incurred to effect the acquisition are to be recognized separately from the acquisition and expensed as incurred.

On March 19, 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS 161”). SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. SFAS 161 requires disclosures about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008, at which time PMI will amend its disclosures accordingly.

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP 03-6-1”). FSP 03-6-1 states that unvested share-based payment awards that contain nonforfeitable rights to dividends are participating securities and therefore shall be included in the earnings per share calculation pursuant to the two class method described in SFAS No. 128, “Earnings Per Share.” FSP 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and requires all prior-period earnings per share data to be adjusted retrospectively.

The adoption of these new standards will not have a material impact on PMI’s consolidated results of operations, financial position or cash flows.

Additionally, in December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”). SFAS 160 changes the reporting for minority interests by reporting these as noncontrolling interests within equity. Moreover, SFAS 160 requires that any transactions between an entity and a noncontrolling interest are to be accounted for as equity transactions. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. SFAS 160 is to be applied prospectively, except for the presentation and disclosure requirements, which shall be applied retrospectively for all periods presented. As a result of applying SFAS 160 at January 1, 2009, noncontrolling interests of $404 million and $418 million for the years ended December 31, 2008 and 2007, respectively will be reclassified from other long-term liabilities to a component of stockholders’ equity.

Note 3.

Transactions with Altria Group, Inc.:

•        Corporate services: Through March 28, 2008, Altria’s subsidiary, Altria Corporate Services, Inc. (“ALCS”), provided PMI with various services, including certain planning, legal, treasury, accounting, auditing, risk management, human resources, office of the secretary, corporate affairs, information technology and tax services. Billings for these services, which were based on the estimated cost to ALCS to provide such services and a management fee, were $13 million, $127 million and $158 million for the years ended December 31, 2008, 2007 and 2006, respectively. PMI believes that the billings were reasonable based on the level of support provided by ALCS and that they reflect all services provided. These costs were paid monthly to ALCS. The effects of these transactions were included in operating cash flows in PMI’s consolidated statements of cash flows.

        On March 28, 2008, PMI entered into a Transition Services Agreement (the “Transition Services Agreement”) with ALCS pursuant to which ALCS provided select services to PMI for certain transition periods not to exceed twenty-four months to ensure continuity of activity following the Spin-off. The transition services included, among others, consulting services related to risk management, benefit administration and information technology as well as the transfer of transaction processing (accounts payable and expense reports) for certain Latin American markets.

On March 28, 2008, PMI entered into an Employee Matters Agreement (the “Employee Matters Agreement”) with Altria. The Employee Matters Agreement governs PMI’s and Altria’s respective obligations with respect to employees, compensation and benefit plans, treatment of holders of Altria stock options, restricted stock and deferred stock with respect to PMI, and cooperation between the companies in the sharing of employee information and maintenance of confidentiality.

On March 28, 2008, PMI entered into a Tax Sharing Agreement (the “Tax Sharing Agreement”) with Altria. The Tax Sharing Agreement generally governs PMI’s and Altria’s respective rights, responsibilities and obligations for pre-distribution periods and for potential taxes on the Spin-off. With respect to any potential tax resulting from the Spin-off, responsibility for the tax will be allocated to the party that acted (or failed to act) in a manner which resulted in the tax.

On March 28, 2008, PMI Global Services Inc. (“PMIGS”) purchased from ALCS, at a fair market value of $108 million, a subsidiary of ALCS, the principal assets of which are two Gulfstream airplanes. Given that the purchase was from an entity under common control, the planes were recorded at book value ($89 million) and a portion of the purchase price ($19 million) was treated as a dividend to Altria.

•        Operations: PMI had contracts with Philip Morris USA Inc. (“PM USA”), a U.S. tobacco subsidiary of Altria, for the purchase of U.S.-grown tobacco leaf, the contract manufacture of cigarettes for export from the United States and certain research and development activities. Billings for services were generally based upon PM USA’s cost to provide such services, plus a service fee. The cost of leaf purchases was the market price of the leaf plus a service fee. Fees paid have been included in operating cash flows on PMI’s consolidated statements of cash flows.

In 2008, PMI terminated its contract manufacturing arrangement with PM USA. PMI shifted all of its PM USA contract manufactured production, which approximated 57 billion cigarettes annually in 2007, to PMI facilities in Europe during the fourth quarter of 2008. During the first quarter of 2008, PMI recorded exit costs of $15 million related to the termination of its manufacturing contract with PM USA.

During 2008, 2007 and 2006, the goods and services purchased from PM USA were as follows:

	For the Years Ended December 31,
(in millions)	2008	2007	2006
Contract manufacturing, cigarette volume	24,692	57,293	78,659

Contract manufacturing expense	$431	$792	$1,171
Research and development, net of billings to PM USA	(2)	75	54

Total pre-tax expense	$429	$867	$1,225

Leaf purchases	$88	$458	$299

Contract manufacturing expense includes the cost of cigarettes manufactured for PMI, as well as the cost of PMI’s purchases of reconstituted tobacco and production materials. The expenses shown above also included total service fees of $20 million, $52 million and $60 million for the years ended December 31, 2008, 2007 and 2006. Service fees from PM USA are not expected to be incurred in the future.

Effective as of January 1, 2008, PMI entered into an Intellectual Property Agreement (the “Intellectual Property Agreement”) with PM USA. The Intellectual Property Agreement governs the ownership of intellectual property between PMI and PM USA. Ownership of the jointly funded intellectual property has been allocated as follows:

•	PMI owns all rights to the jointly funded intellectual property outside the United States, its territories and possessions; and

•	PM USA owns all rights to the jointly funded intellectual property in the United States, its territories and possessions.

Ownership of intellectual property related to patent applications and resulting patents based solely on the jointly funded intellectual property, regardless of when filed or issued, will be exclusive to PM USA in the United States, its territories and possessions and exclusive to PMI everywhere else in the world. Additionally, the Intellectual Property Agreement contains provisions concerning intellectual property that is independently developed by PMI and PM USA following the Spin-off.

Net amounts due from/to Altria Group, Inc. and affiliates related to ongoing operations were comprised of the following at December 31, 2008 and 2007:

	At December 31,
(in millions)	2008	2007
Net receivables from Altria Group, Inc. and affiliates	$69	$111
(Payable) prepaid expense for services from PM USA	(53)	146

Due from Altria Group, Inc. and affiliates	$16	$257

The $69 million due from Altria Group, Inc. and affiliates at December 31, 2008 is reflected in receivables on the consolidated balance sheet. The $53 million payable for services from PM USA is reflected in accounts payable on the consolidated balance sheet.

•        Leasing activities: A German subsidiary of PMI had several leveraged lease agreements related principally to transportation assets in Europe. These leveraged lease agreements were managed by Philip Morris Capital Corporation (“PMCC”), Altria’s financial services subsidiary. During December 2007, these lease agreements were sold and PMI recorded a pre-tax gain of $52 million ($14 million after taxes) in the 2007 consolidated statement of earnings. As a result of this transaction, PMI no longer has and does not plan to make any future lease investments.

Note 4.

Asset Impairment and Exit Costs:

During 2008, 2007 and 2006, pre-tax asset impairment and exit costs consisted of the following:

(in millions)	2008	2007	2006
Separation programs:
European Union	$66	$137	$99
Eastern Europe, Middle East and Africa		12	2
Asia		28	19
Latin America & Canada	3	18	1

Total separation programs	69	195	121

Asset impairment:
European Union			5

Total asset impairment	—	—	5

Contract termination charges:
Eastern Europe, Middle East and Africa	1
Asia	14

Total contract termination charges	15	—	—

General corporate	—	13	—

Asset impairment and exit costs	$84	$208	$126

•        Manufacturing Optimization Program: As previously discussed in Note 3. Transactions with Altria Group, Inc., in 2008, PMI terminated its contract manufacturing arrangement with PM USA and shifted all of its PM USA contract manufactured production to PMI facilities in Europe during the fourth quarter of 2008. During the first quarter of 2008, PMI recorded exit costs of $15 million related to the termination of its manufacturing contract with PM USA.

•        Asset Impairment and Exit Costs: Since 2005, PMI has announced plans to streamline various administrative functions and operations. These plans resulted in the announced closure or partial closure of nine production facilities through December 31, 2008, the largest of which is the closure of a factory in Munich, Germany announced in 2006. As a result of these announcements and the Manufacturing Optimization Program discussed above, PMI recorded pre-tax charges of $84 million, $195 million and $126 million for the years ended December 31, 2008, 2007 and 2006, respectively. The pre-tax charges primarily related to severance costs. The 2006 pre-tax charges included $57 million of costs related to the Munich, Germany factory closure.

In 2007, general corporate pre-tax charges of $13 million were related to fees associated with the Spin-off, as discussed more fully in Note 1. Background and Basis of Presentation.

Cash payments related to exit costs at PMI were $99 million, $131 million and $44 million for the years ended December 31, 2008, 2007 and 2006, respectively. Future cash payments for exit costs incurred to date are expected to be approximately $115 million.

As of December 31, 2008, the streamlining of these various functions and operations resulted in the elimination of approximately 3,600 positions.

The movement in the exit cost liabilities for PMI was as follows:

(in millions)
Liability balance, January 1, 2007	$110
Charges	208
Cash spent	(131)
Currency/other	15

Liability balance, December 31, 2007	$202
Charges	84
Cash spent	(99)
Currency/other	(72)

Liability balance, December 31, 2008	$115

Note 5.

Acquisitions:

•        Rothmans: On July 31, 2008, PMI announced that it had entered into an agreement with Rothmans Inc. (“Rothmans”), which is located in Canada, to purchase, by way of a tender offer, all of the outstanding common shares of Rothmans for CAD $30 per share in cash, or CAD $2.0 billion ($1.9 billion based on exchange rates at the time of acquisition). Prior to this agreement, Rothmans’ sole holding was a 60% interest in Rothmans, Benson & Hedges Inc. (“RBH”). The remaining 40% interest in RBH was owned by PMI. In October 2008, PMI completed the acquisition of all the Rothmans shares. From January 2008 to September 2008, PMI recorded equity earnings on its equity interest in RBH. After the completion of the acquisition, Rothmans became a consolidated subsidiary of PMI and, as a result, PMI recorded all of Rothmans’ earnings during the fourth quarter of 2008. Rothmans contributed $50 million of incremental operating income and $22 million of incremental net earnings during the fourth quarter of 2008.

The preliminary allocation of purchase price to Rothmans assets and liabilities at December 31, 2008 was principally as follows:

(in billions)
Goodwill	$1.8
Acquired cash	0.3
Inventories	0.2
Definite-lived brand names	0.4
Fixed assets	0.1
Other assets	0.1

Total assets	2.9

Short-term debt	0.2
Accrued settlement costs	0.5
Other liabilities	0.3

Total liabilities	1.0

Cash paid for Rothmans	$1.9

Liabilities assumed in the acquisition consist principally of settlement accruals (as discussed in Note 16. RBH Legal Settlement), short-term debt and other liabilities. The amounts shown above represent the preliminary allocation of purchase price and are subject to revision when fixed asset and brand name appraisals have been finalized.

•        Mexico: In November 2007, PMI acquired an additional 30% interest in its Mexican tobacco business from Grupo Carso, S.A.B. de C.V. (“Grupo Carso”), which increased PMI’s ownership interest to 80%, for $1.1 billion. After this transaction was completed, Grupo Carso retained a 20% interest in the business. A director of PMI has an affiliation with Grupo Carso. PMI also entered into an agreement with Grupo Carso which provides the basis for PMI to potentially acquire, or for Grupo Carso to potentially sell to PMI, Grupo Carso’s remaining 20% in the future. During 2008, the allocation of purchase price was completed.

•        Holdings in the Dominican Republic: In November 2006, a subsidiary of PMI exchanged its 47.5% interest in E. León Jimenes, C. por. A. (“ELJ”), which included a 40% indirect interest in ELJ’s beer subsidiary, Cerveceria Nacional Dominicana, C. por. A., for 100% ownership of ELJ’s cigarette subsidiary, Industria de Tabaco León Jimenes, S.A. (“ITLJ”) and $427 million of cash, which was contributed to ITLJ prior to the transaction. As a result of the transaction, PMI now owns 100% of the cigarette business and no longer holds an interest in ELJ’s beer business. The exchange of PMI’s interest in ELJ’s beer subsidiary resulted in a pre-tax gain on the sale of $488 million.

•        Other: In June 2008, PMI purchased the fine cut trademark Interval and certain other trademarks in the other tobacco products category from Imperial Tobacco Group PLC for $407 million. The cost of this purchase is reflected in other investing activities in the consolidated statement of cash flows for the year ended December 31, 2008.

During the first quarter of 2007, PMI acquired an additional 58.2% interest in a Pakistan cigarette manufacturer, Lakson Tobacco Company Limited (“Lakson Tobacco”), which increased PMI’s total ownership interest in Lakson Tobacco from 40% to approximately 98%, for $388 million.

In the fourth quarter of 2006, PMI purchased from British American Tobacco the Muratti and Ambassador trademarks in certain markets, as well as the rights to L&M and Chesterfield in Hong Kong, in exchange for the rights to Benson & Hedges in certain African markets and a payment of $115 million.

The effects of these other acquisitions, in the aggregate, were not material to PMI’s consolidated financial position, results of operations or operating cash flows in any of the periods presented.

Note 6.

Indebtedness:

•        Short-Term Borrowings: At December 31, 2008 and 2007, PMI’s short-term borrowings and related average interest rates consisted of the following:

	2008		2007
(in millions)	Amount Outstanding	Average Year-End Rate	Amount Outstanding	Average Year-End Rate
364-day term loan facility	$—	—%	$2,205	5.1%
Commercial paper	1,020	1.3	—	—
Bank loans	375	12.0	400	7.1
Amount reclassified as long-term debt	(1,020)		(2,205)

	$375		$400

Given the mix of subsidiaries and their respective local economic environments, the average interest rate for bank loans above can vary significantly from day to day and country to country.

The fair values of PMI’s short-term borrowings at December 31, 2008 and 2007, based upon current market interest rates, approximate the amounts disclosed above.

•	Long-Term Debt: At December 31, 2008 and 2007, PMI’s long-term debt consisted of the following:

(in millions)	2008	2007
Short-term borrowings, reclassified as long-term debt	$1,020	$2,205
Notes, 4.875% to 6.875% (average interest rate 5.80%), due through 2038	7,193	1,360
Foreign currency obligations:
Euro notes payable (average interest rate 5.73%), due through 2015	2,484	1,698
Swiss Franc notes payable (average interest rate 4.00%), due 2012	473
Other (average interest rate 4.37%), due through 2014	416	406

	11,586	5,669
Less current portion of long-term debt	(209)	(91)

	$11,377	$5,578

Public debt offerings

In May 2008, PMI issued $6.0 billion of senior unsecured notes under its shelf registration statement, with net proceeds from the sale of the securities of $5,950 million. The notes bear the following general terms:

•	$2.0 billion total principal due May 16, 2013 at a fixed, annual interest rate of 4.875%. Interest is payable semiannually beginning November 16, 2008.

•	$2.5 billion total principal due May 16, 2018 at a fixed, annual interest rate of 5.650%. Interest is payable semiannually beginning November 16, 2008.

•	$1.5 billion total principal due May 16, 2038 at a fixed, annual interest rate of 6.375%. Interest is payable semiannually beginning November 16, 2008.

In August 2008, PMI issued Euro 1.75 billion of senior unsecured notes under its shelf registration statement. The net proceeds were Euro 1.74 billion ($2,520 million) from this offering. The notes bear the following general terms:

•	Euro 1.0 billion total principal due September 6, 2011 at a fixed, annual interest rate of 5.625%. Interest is payable annually beginning September 6, 2009.

•	Euro 750 million total principal due September 4, 2015 at a fixed, annual interest rate of 5.875%. Interest is payable annually beginning September 4, 2009.

In November 2008, PMI issued $1.25 billion of senior unsecured notes under its shelf registration statement. The net proceeds from the sale of the securities were $1,240 million. The notes bear the following general terms:

•	$1.25 billion total principal due March 17, 2014 at a fixed, annual rate of 6.875%. Interest is payable semiannually beginning March 17, 2009.

Other debt

In September 2008, PMI issued CHF 500 million (approximately $465 million) of 4.0% bonds, due in September 2012. The outstanding borrowings are included in other foreign currency obligations in the table above.

Other foreign debt above also includes $306 million and $278 million at December 31, 2008 and 2007, respectively, of capital lease obligations associated with PMI’s vending machine distribution network in Japan.

Aggregate maturities of long-term debt, excluding short-term borrowings reclassified as long-term debt, are as follows:

(in millions)
2009	$209
2010	83
2011	1,485
2012	520
2013	2,021
2014-2018	4,822
2019-2023	—
Thereafter	1,500

10,640
Debt premiums	(74)

Total long-term debt, excluding short-term borrowings reclassified as long-term debt	$10,566

See Note 15. Fair Value Measurements for additional disclosures related to the fair value of PMI’s debt.

•	Credit Lines: At December 31, 2008, PMI’s committed credit lines and the related activities were as follows:

Type (in billions of dollars)	Committed Credit Lines
$1.0 billion, 3-year revolving credit, expiring December 4, 2010	$0.9
$3.0 billion, 5-year revolving credit, expiring December 4, 2012	2.7
Euro 2.0 billion, 5-year revolving credit, expiring May 12, 2010	2.8

Total facilities	$6.4

Commercial paper outstanding	$1.0

Lehman Brothers Holdings Inc. (“Lehman”) and certain of its subsidiaries were credit providers under the December 4, 2010, December 4, 2012 and May 12, 2010 revolving credit facilities in the total amount of $0.5 billion. Lehman filed for bankruptcy protection on September 15, 2008. The figures shown in the table above exclude all amounts related to Lehman.

These facilities require PMI to maintain a ratio of earnings before interest, taxes, depreciation and amortization, or EBITDA, to interest of not less than 3.5 to 1.0 on a rolling twelve-month basis. At December 31, 2008, PMI’s ratio calculated in accordance with the agreements was 21.9 to 1.0. These facilities do not include any credit rating triggers, material adverse change clauses or any provisions that could require PMI to post collateral.

        These facilities can be used to support the issuance of commercial paper in Europe and the United States. The multi-year facilities enable PMI to reclassify short-term debt to long-term debt. At December 31, 2008, $1,020 million of short-term borrowings that PMI expects to remain outstanding through December 31, 2009 were reclassified as long-term debt. At December 31, 2007, $2,205 million of short-term borrowings that PMI expected to remain outstanding through December 31, 2008 were reclassified as long-term debt.

In addition to the above, certain PMI subsidiaries maintain credit lines to meet their respective local working capital needs. These credit lines, which amounted to approximately $2.2 billion at December 31, 2008, are for the sole use of these businesses. Borrowings on these lines amounted to $375 million and $400 million at December 31, 2008 and 2007, respectively.

Note 7.

Capital Stock:

As discussed in Note 1. Background and Basis of Presentation, on March 28, 2008, Altria completed the distribution of one share of PMI common stock for each share of Altria common stock outstanding as of the Record Date. As a result, PMI had 2,108,901,789 shares of common stock outstanding immediately following the distribution. PMI commenced a $13.0 billion two-year share repurchase program on May 1, 2008. The total repurchases under this program in 2008 were 106.8 million shares for $5.4 billion ($50.57 per share).

Shares of authorized common stock are 6.0 billion; issued, repurchased and outstanding shares after the distribution by Altria were as follows:

	Shares Issued	Shares Repurchased	Shares Outstanding
Balances, March 28, 2008	2,108,901,789	—	2,108,901,789
Repurchase of shares		(106,775,475)	(106,775,475)
Exercise of stock options and issuance of other stock awards	414,542	4,722,204	5,136,746

Balances, December 31, 2008	2,109,316,331	(102,053,271)	2,007,263,060

At December 31, 2008, 64,656,010 shares of common stock were reserved for stock options and other stock awards under PMI’s stock plans, and 250 million shares of preferred stock, without par value, were authorized but unissued. PMI currently has no plans to issue any shares of preferred stock.

Note 8.

Stock Plans:

Performance Incentive Plan and Stock Compensation Plan for Non-Employee Directors: Under the Philip Morris International Inc. 2008 Performance Incentive Plan (the “Plan”), PMI may grant to certain eligible employees stock options, stock appreciation rights, restricted stock, restricted stock units and deferred stock units and other stock-based awards based on PMI’s common stock, as well as performance-based incentive awards. Up to 70 million shares of PMI’s common stock may be issued under the Plan. At March 31, 2008, approximately 34.1 million shares were granted under the Plan to reflect PMI’s Spin-off from Altria. At December 31, 2008, shares available for grant under the plan were 36,030,220.

PMI has also adopted the Philip Morris International Inc. 2008 Stock Compensation Plan for Non-Employee Directors (the “Non-Employee Directors Plan”). A non-employee director is defined as each member of the PMI Board of Directors who is not a full-time employee of PMI or of any corporation in which PMI owns, directly or indirectly, stock possessing at least 50% of the total combined voting power of all classes of stock entitled to vote in the election of directors in such corporation. Up to 1,000,000 shares of PMI common stock may be awarded under the Non-Employee Directors Plan. As of December 31, 2008, shares available for grant under the plan were 896,182.

Stock Option Plan

In connection with the PMI Spin-off, Altria employee stock options were modified through the issuance of PMI employee stock options and the adjustment of the stock option exercise prices for the Altria awards. As a result of these modifications, the aggregate intrinsic value of the PMI and Altria stock options immediately after the Spin-off was not greater than the aggregate intrinsic value of the Altria stock options before the Spin-off. Since the Black-Scholes fair values of the awards immediately before and immediately after the Spin-off were equivalent, as measured in accordance with the provisions of SFAS No. 123(R), no incremental compensation expense was recorded as a result of the modification of the Altria awards.

On March 31, 2008, upon the completion of the conversion of existing Altria stock options, PMI issued 28,336,348 shares subject to option at a weighted average exercise price of $22.90. At December 31, 2008, the number of PMI shares subject to option were as follows:

	Shares Subject to Option	Weighted Average Exercise Price	Average Remaining Contractual Term	Aggregate Intrinsic Value
Balances at March 28, 2008	—	$—
Options issued	28,653,559	22.92
Options exercised	(5,312,838)	22.62
Options cancelled	(42,372)	21.38

Balances/Exercisable at December 31, 2008	23,298,349	22.99	2 years	$478 million

After the Spin-off, the total intrinsic value of PMI options exercised for the year ended December 31, 2008 was $147 million. The total intrinsic value of Altria options exercised by PMI employees during the years ended December 31, 2007 and 2006 was $80 million and $85 million, respectively.

Prior to the Spin-off, PMI employees solely held Altria stock options. Altria has not granted stock options to employees of PMI since 2002. Under certain circumstances, senior executives who exercised outstanding stock options, using shares to pay the option exercise price and taxes, received Executive Ownership Stock Options (“EOSOs”) equal to the number of shares tendered. This feature ceased in March 2007. During the years ended December 31, 2007 and 2006, Altria granted 35,278 and 40,544 EOSOs, respectively, to PMI employees. EOSOs were granted at an exercise price of not less than fair market value on the date of the grant. The weighted average grant date fair value of Altria EOSOs granted during the years ended December 31, 2007 and 2006 was $16.46 and $12.42, respectively. PMI recorded pre-tax compensation cost related to these Altria stock options totaling $1 million for each of the years ended December 31, 2007 and 2006. The fair value of the awards was determined using a modified Black-Scholes methodology using the following weighted average assumptions:

	Risk-Free Interest Rate	Expected Life	Expected Volatility	Expected Dividend Yield
2007	4.49%	4 years	27.94%	4.07%
2006	4.74	4	25.49	4.35

Restricted and Deferred Stock Awards

PMI may grant shares of restricted stock and deferred stock awards to eligible employees, giving them in most instances all of the rights of stockholders, except that they may not sell, assign, pledge or otherwise encumber such shares. Such shares are subject to forfeiture if certain employment conditions are not met. Restricted stock and deferred stock awards generally vest on the third anniversary of the grant date.

Upon the conversion of existing Altria awards on March 31, 2008, PMI issued 5,867,974 shares of restricted stock and deferred stock awards. During 2008, the activity for restricted stock and deferred stock awards was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Balances at March 28, 2008	—	$—
Granted	5,876,554	61.41
Vested	(270,995)	48.53
Forfeited	(276,360)	67.88
Balances at December 31, 2008	5,329,199	61.77

The grant price information for restricted stock and deferred stock awarded prior to January 30, 2008 reflects historical market prices of Altria stock at date of grant and is not adjusted to reflect the Spin-off.

The weighted average grant date fair value of the restricted stock and deferred stock awards granted to PMI employees during the years ended December 31, 2008, 2007 and 2006 was $102 million, $70 million and $66 million, or $51.44, $65.59 and $74.02 per restricted or deferred share, respectively. The fair value of the restricted stock and deferred stock awards at the date of grant is amortized to expense ratably over the restriction period. PMI recorded compensation expense for these restricted stock and deferred stock awards of $55 million for each of the years ended December 31, 2007 and 2006. For the year ended December 31, 2008, PMI recorded compensation expense for restricted stock and deferred stock awards of $68 million. The unamortized compensation expense related to restricted stock and deferred stock awards was $105 million at December 31, 2008 and is expected to be recognized over a weighted average period of 2 years.

Since the Spin-off from Altria, 0.3 million shares of PMI restricted stock and deferred stock awards vested. The total fair value of restricted stock and deferred stock awards vested in 2008 was $14 million. Prior to the Spin-off from Altria, the total fair value of vested Altria (and Kraft Foods Inc.) restricted and deferred stock awards held by PMI employees during the years ended December 31, 2008, 2007 and 2006 was $69 million, $76 million and $91 million, respectively.

Note 9.

Earnings per Share:

Basic and diluted earnings per share (“EPS”) were calculated using the following:

	For the Years Ended December 31,
(in millions)	2008	2007	2006
Net earnings	$6,890	$6,038	$6,130

Weighted average shares for basic EPS	2,068	2,109	2,109
Plus incremental shares from assumed conversions:
Restricted stock and stock rights	2
Stock options	8

Weighted average shares for diluted EPS	2,078	2,109	2,109

As discussed in Note 1. Background and Basis of Presentation on March 28, 2008, Altria completed the distribution of one share of PMI common stock for each share of Altria common stock outstanding as of the Record Date. As a result, PMI had 2,108,901,789 shares of common stock outstanding immediately following the distribution.

In prior periods, PMI had 150 shares of common stock outstanding. As a result of the distribution, all prior period EPS amounts were adjusted to reflect the new capital structure of PMI. The same number of shares is being used for both diluted EPS and basic EPS for all periods prior to the Distribution Date as no PMI equity awards were outstanding prior to the Distribution Date.

Note 10.

Income Taxes:

Earnings before income taxes and minority interest, and provision for income taxes consisted of the following for the years ended December 31, 2008, 2007 and 2006:

(in millions)	2008	2007	2006
Earnings before income taxes and minority interest	$9,937	$8,884	$8,208

Provision for income taxes:
United States federal:
Current	$470	$560	$16
Deferred	52	72	202

	522	632	218
State and local	(23)	7	(53)

Total United States	499	639	165

Outside United States:
Current	2,335	2,025	1,639
Deferred	(47)	(94)	21

Total outside United States	2,288	1,931	1,660

Total provision for income taxes	$2,787	$2,570	$1,825

United States income tax is primarily attributable to repatriation costs.

At December 31, 2008, applicable United States federal income taxes and foreign withholding taxes have not been provided on approximately $13 billion of accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested. The determination of the amount of deferred tax related to these earnings is not practicable.

The United States Internal Revenue Service (“IRS”) concluded its examination of Altria’s consolidated tax returns for the years 1996 through 1999, and issued a final Revenue Agent’s Report (“RAR”) on March 15, 2006. Consequently, Altria reimbursed PMI in cash for unrequired federal tax reserves of $450 million. PMI also recognized net state tax reversals of $35 million, resulting in a total net earnings benefit of $485 million for the year ended December 31, 2006.

The U.S. federal statute of limitations remains open for the year 2000 and onward with years 2000 to 2003 currently under examination by the IRS. Foreign and U.S. state jurisdictions have statutes of limitations generally ranging from 3 to 5 years. Years still open to examination by foreign tax authorities in major jurisdictions include Germany (2002 onward), Indonesia (2007 onward), Russia (2005 onward) and Switzerland (2005 onward). PMI is currently under examination in various foreign jurisdictions.

As previously discussed in Note 2. Summary of Significant Accounting Policies, on January 1, 2007, PMI adopted the provisions of FIN 48. As a result, PMI recognized a $472 million decrease in unrecognized tax benefits, which resulted in an increase to stockholders’ equity as of January 1, 2007 of $471 million and a reduction of federal deferred tax benefits of $1 million.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in millions)	2008	2007
Balance at January 1,	$163	$165
Additions based on tax positions related to the current year	35	25
Additions for tax positions of previous years	14
Reductions for tax positions of prior years	(33)	(17)
Reductions due to lapse of statute of limitations	(2)
Settlements	(13)	(10)
Other	(4)

Balance at December 31,	$160	$163

Unrecognized tax benefits and PMI’s liability for contingent income taxes, interest and penalties were as follows:

(in millions)	December 31, 2008	December 31, 2007
Unrecognized tax benefits	$160	$163
Accrued interest and penalties	47	53
Tax credits and other indirect benefits	(34)	(36)

Liability for tax contingencies	$173	$180

The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was $133 million and $129 million at December 31, 2008 and 2007, respectively. The remainder, if recognized, would principally affect deferred taxes.

PMI recognizes accrued interest and penalties associated with uncertain tax positions as part of the tax provision. As of December 31, 2007, PMI had $53 million of accrued interest and penalties. The accrued interest and penalties decreased to $47 million at December 31, 2008. For the year ended December 31, 2008, PMI recognized in its consolidated statement of earnings $1 million of interest and penalties.

It is reasonably possible that within the next 12 months certain foreign examinations will be resolved, which could result in a decrease in unrecognized tax benefits, and interest and penalties of approximately $20 million and $11 million, respectively.

The effective income tax rate on pre-tax earnings differed from the U.S. federal statutory rate for the following reasons for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
U.S. federal statutory rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:
Benefit principally related to reversal of federal and state reserves on conclusion of IRS audit			(5.9)
Foreign rate differences	(9.5)	(9.4)	(7.6)
Reversal of tax reserves no longer required			(1.3)
Dividend repatriation cost	2.5	2.8	1.1
Other	0.1	0.5	0.9

Effective tax rate	28.1%	28.9%	22.2%

The 2008 effective tax rate included the adoption of U.S. income tax regulations proposed in 2008 ($154 million) and the enacted reduction of future corporate income tax rates in Indonesia ($67 million), partially offset by the current non-deductibility of a $124 million charge related to the RBH settlement with the Government of Canada and all ten provinces, and the tax cost of a legal entity restructuring ($45 million). In 2007, PMI recorded tax benefits of $27 million related to the reduction of deferred tax liabilities resulting from future lower tax rates enacted in Germany. In 2006, the tax provision included the reversal of $105 million of tax reserves that were no longer required due to foreign tax events that were resolved within that fiscal year.

The tax effects of temporary differences that gave rise to deferred income tax assets and liabilities consisted of the following:

	At December 31,
(in millions)	2008	2007
Deferred income tax assets:
Accrued postretirement and postemployment benefits	$181	$49
Accrued pension costs	152	43
Inventory	46	48
Other	219	123

Total deferred income tax assets	598	263

Deferred income tax liabilities:
Trade names	(639)	(451)
Property, plant and equipment	(276)	(308)
Unremitted earnings	(554)	(462)

Total deferred income tax liabilities	(1,469)	(1,221)

Net deferred income tax liabilities	$(871)	$(958)

Note 11.

Segment Reporting:

PMI’s subsidiaries and affiliates are engaged in the manufacture and sale of cigarettes and other tobacco products in markets outside of the United States of America. Reportable segments for PMI are organized and managed by geographic region. PMI’s reportable segments are European Union; Eastern Europe, Middle East and Africa; Asia; and Latin America & Canada. PMI records net revenues and operating companies income to its segments based upon the geographic area in which the customer resides.

PMI’s management reviews operating companies income to evaluate segment performance and allocate resources. Operating companies income for the segments excludes general corporate expenses and amortization of intangibles. Interest expense, net, and provision for income taxes are centrally managed and, accordingly, such items are not presented by segment since they are excluded from the measure of segment profitability reviewed by management. Information about total assets by segment is not disclosed because such information is not reported to or used by PMI’s chief operating decision maker. Segment goodwill and intangible assets, net, are disclosed in Note 2. Summary of Significant Accounting Policies. The accounting policies of the segments are the same as those described in Note 2.

Segment data were as follows:

	For the Years Ended December 31,
(in millions)	2008	2007	2006
Net revenues:
European Union	$30,265	$26,829	$23,745
Eastern Europe, Middle East and Africa	14,817	12,166	10,012
Asia	12,222	11,097	10,139
Latin America & Canada	6,336	5,151	4,406

Net revenues(1)	$63,640	$55,243	$48,302

Earnings before income taxes and minority interest:
Operating companies income:
European Union	$4,738	$4,195	$3,500
Eastern Europe, Middle East and Africa	3,119	2,431	2,080
Asia	2,057	1,803	1,847
Latin America & Canada	520	514	1,013
Amortization of intangibles	(44)	(28)	(23)
General corporate expenses	(142)	(73)	(67)
Gain on sale of leasing business		52

Operating income	10,248	8,894	8,350
Interest expense, net	(311)	(10)	(142)

Earnings before income taxes and minority interest	$9,937	$8,884	$8,208

(1)	Total net revenues attributable to customers located in Germany, PMI’s largest market in terms of net revenues, were $8.6 billion, $7.9 billion and $7.7 billion for the years ended December 31, 2008, 2007 and 2006, respectively.

	For the Years Ended December 31,
(in millions)	2008	2007	2006
Depreciation expense:
European Union	$259	$263	$217
Eastern Europe, Middle East and Africa	228	202	185
Asia	244	194	193
Latin America & Canada	62	47	39

	793	706	634
Other	5	14	1

Total depreciation expense	$798	$720	$635

Capital expenditures:
European Union	$558	$573	$497
Eastern Europe, Middle East and Africa	172	202	166
Asia	173	236	181
Latin America & Canada	65	58	39

	968	1,069	883
Other	131	3	3

Total capital expenditures	$1,099	$1,072	$886

	At December 31,
(in millions)	2008	2007	2006
Long-lived assets:
European Union	$3,180	$3,440	$2,825
Eastern Europe, Middle East and Africa	1,307	1,569	1,397
Asia	1,458	1,494	1,274
Latin America & Canada	466	485	605

	6,411	6,988	6,101
Other	137	18	17

Total long-lived assets	$6,548	$7,006	$6,118

Long-lived assets consist of non-current assets other than goodwill, other intangible assets, net, and deferred tax assets.

Items affecting the comparability of results from operations were as follows:

•	Asset Impairment and Exit Costs— See Note 4. Asset Impairment and Exit Costs, for a breakdown of asset impairment and exit costs by segment.

•

Equity Loss from RBH Legal Settlement— During the second quarter of 2008, PMI recorded a $124 million charge related to the RBH settlement with the Government of Canada and all ten provinces. This charge was included in the operating companies income of the Latin America & Canada segment. See Note 16. RBH Legal Settlement for additional information.

•

Charge related to previous distribution agreement in Canada— During the third quarter of 2008, PMI recorded a pre-tax charge of $61 million related to a previous distribution agreement in Canada. This charge was recorded in the operating companies income of the Latin America & Canada segment.

•

Gains on Sales of Businesses— During 2007, PMI sold its leasing business, managed by PMCC, Altria’s financial services subsidiary, for a pre-tax gain of $52 million. During 2006, operating companies income of the Latin America & Canada segment included a pre-tax gain of $488 million related to the exchange of PMI’s interest in a beer business in the Dominican Republic. See Note 5. Acquisitions for additional information.

•

Italian Antitrust Charge— During the first quarter of 2006, PMI recorded a $61 million charge related to an Italian antitrust action. This charge was included in the operating companies income of the European Union segment.

•	Acquisitions— See Note 5 regarding acquisitions.

Note 12.

Benefit Plans:

Pension coverage for employees of PMI’s non-U.S. subsidiaries is provided, to the extent deemed appropriate, through separate plans, many of which are governed by local statutory requirements. As discussed in Note 1. Background and Basis of Presentation, prior to the Spin-off, certain employees of PMI participated in the U.S. benefit plans offered by Altria. After the Distribution Date, the benefits previously provided by Altria are now provided by PMI. As a result, new postretirement and pension plans have been established by PMI, and the related plan assets (to the extent that the benefit plans were previously funded) and liabilities have been transferred to the new plans. The transfer of these benefits resulted in PMI recording additional liabilities of $103 million in its consolidated balance sheet, partially offset by the related deferred tax assets ($22 million) and an adjustment to stockholders’ equity ($26 million). In April 2008, Altria paid PMI $112 million in cash based on an estimate of the value of these benefits net of the related tax benefit. In December 2008, PMI paid Altria $57 million in cash upon receipt of final actuarial valuations related to the qualified pension plan.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS No. 158”). SFAS No. 158 requires that employers recognize the funded status of their defined benefit pension and other postretirement plans on the consolidated balance sheet and record as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that have not been recognized as components of net periodic benefit cost. PMI adopted the recognition and related disclosure provisions of SFAS No. 158, prospectively, on December 31, 2006.

SFAS No. 158 also requires an entity to measure plan assets and benefit obligations as of the date of its fiscal year-end statement of financial position for fiscal years ending after December 15, 2008. PMI historically used September 30 to measure its non-U.S. pension plans. PMI adopted this SFAS No. 158 requirement as of December 31, 2008. As a result, the change of measurement date resulted in a net charge to stockholders’ equity of $9 million.

The amounts recorded in accumulated other comprehensive earnings/losses at December 31, 2008 consisted of the following:

(in millions)	Pension	Post- retirement	Post- employment	Total
Net losses	$(1,385)	$(23)	$(306)	$(1,714)
Prior service cost	(30)	6		(24)
Net transition obligation	(9)			(9)
Deferred income taxes	190	7	106	303

Amounts to be amortized	$(1,234)	$(10)	$(200)	$(1,444)

The amounts recorded in accumulated other comprehensive earnings/losses at December 31, 2007 consisted of the following:

(in millions)	Pension	Post- employment	Total
Net losses	$(24)	$(78)	$(102)
Prior service cost	(31)		(31)
Net transition obligation	(11)		(11)
Deferred income taxes	17	27	44

Amounts to be amortized	$(49)	$(51)	$(100)

The amounts recorded in accumulated other comprehensive earnings/losses at December 31, 2006 consisted of the following:

(in millions)	Pension	Post- employment	Total
Net losses	$(533)	$(61)	$(594)
Prior service cost	(37)		(37)
Net transition obligation	(2)		(2)
Deferred income taxes	98	22	120

Initial adoption of SFAS No. 158	$(474)	$(39)	$(513)

The movements in other comprehensive earnings/losses during the year ended December 31, 2008 were as follows:

(in millions)	Pension	Post- retirement	Post- employment	Total
Amounts transferred to earnings as components of net periodic benefit cost:
Amortization:
Net losses	$7	$1	$7	$15
Prior service cost	6	(1)		5
Other income/expense:
Net losses	24			24
Deferred income taxes	(9)		(2)	(11)

	28	—	5	33

Other movements during the year:
Net losses	(1,392)	(24)	(235)	(1,651)
Prior service cost	(5)	7		2
Net transition obligation	2			2
Deferred income taxes	182	7	81	270

	(1,213)	(10)	(154)	(1,377)

Total movements in other comprehensive earnings/losses	$(1,185)	$(10)	$(149)	$(1,344)

The movements in other comprehensive earnings/losses during the year ended December 31, 2007 were as follows:

(in millions)	Pension	Post- employment	Total
Amounts transferred to earnings as components of net periodic benefit cost:
Amortization:
Net losses	$25	$7	$32
Prior service cost	5		5
Other income/expense:
Net losses	5		5
Deferred income taxes	(6)	(2)	(8)

	29	5	34

Other movements during the year:
Net losses	479	(24)	455
Prior service cost	1		1
Net transition obligation	(9)		(9)
Deferred income taxes	(75)	7	(68)

	396	(17)	379

Total movements in other comprehensive earnings/losses	$425	$(12)	$413

•	Pension Plans

Obligations and Funded Status

The benefit obligations, plan assets and funded status of PMI’s pension plans at December 31, 2008 and 2007, were as follows:

	U.S. Plans	Non-U.S. Plans
(in millions)	2008	2008	2007
Benefit obligation at January 1	$—	$3,477	$3,323
Service cost	10	136	136
Interest cost	16	169	131
Benefits paid	(10)	(181)	(135)
Termination, settlement and curtailment	2	(31)	22
Assumption changes	7	9	(406)
Measurement date change		63
Actuarial losses (gains)	7	(14)	20
Transfer from Altria	221
Currency		18	338
Acquisition		227
Other	29	106	48

Benefit obligation at December 31	282	3,979	3,477

Fair value of plan assets at January 1	—	3,687	3,066
Actual return on plan assets	(38)	(1,003)	238
Employer contributions	2	260	95
Employee contributions		43	30
Benefits paid	(10)	(181)	(138)
Termination, settlement and curtailment		(51)	(15)
Transfer from Altria	209
Currency		33	320
Acquisition		231
Other		34	91

Fair value of plan assets at December 31	163	3,053	3,687

Net pension (liability) asset recognized at December 31	$(119)	$(926)	$210

At December 31, 2008, the combined U.S. and non-U.S. pension plans resulted in a net pension liability of $1,045 million. At December 31, 2007, the non-U.S. pension plans resulted in a net pension asset of $210 million. These amounts were recognized in PMI’s consolidated balance sheets at December 31, 2008 and 2007, as follows:

(in millions)	2008	2007
Other assets	$47	$408
Accrued liabilities — employment costs	(8)	(8)
Long-term employment costs	(1,084)	(190)

	$(1,045)	$210

The accumulated benefit obligation, which represents benefits earned to date, for the U.S. pension plans was $244 million at December 31, 2008. The accumulated benefit obligation for non-U.S. pension plans was $3,468 million and $2,974 million at December 31, 2008 and 2007, respectively.

For U.S. pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $282 million, $244 million and $163 million, respectively, as of December 31, 2008. The underfunding relates to plans for salaried employees that cannot be funded under IRS regulations. For non-U.S. plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $2,671 million, $2,294 million and $1,749 million, respectively, as of December 31, 2008, and $217 million, $200 million and $45 million, respectively, as of December 31, 2007.

The following weighted-average assumptions were used to determine PMI’s benefit obligations at December 31:

	U.S. Plans	Non-U.S. Plans
	2008	2008	2007
Discount rate	6.10%	4.68%	4.66%
Rate of compensation increase	4.50	3.34	3.26

        The discount rate for PMI’s U.S. plans was developed from a model portfolio of high-quality, fixed-income corporate debt instruments with durations that match the expected future cash flows of the benefit obligations. The discount rate for PMI’s non-U.S. plans was developed from local bond indices that match local benefit obligations as closely as possible.

Components of Net Periodic Benefit Cost

Net periodic pension cost consisted of the following for the years ended December 31, 2008, 2007 and 2006:

	U.S. Plans	Non-U.S. Plans
(in millions)	2008	2008	2007	2006
Service cost	$10	$136	$136	$139
Interest cost	16	169	131	112
Expected return on plan assets	(14)	(260)	(219)	(190)
Amortization:
Net losses	2	5	25	37
Prior service cost	1	5	5	5
Termination, settlement and curtailment	2	44	42	2

Net periodic pension cost	$17	$99	$120	$105

Termination, settlement and curtailment charges were due primarily to early retirement programs.

The amounts included in termination, settlement and curtailment in the table above for the year ended December 31, 2008 were comprised of the following changes:

(in millions)	U.S. Plans	Non-U.S. Plans
Benefit obligation	$2	$(31)
Fair value of plan assets		51
Other comprehensive earnings/losses:
Net losses		24

	$2	$44

For the combined U.S. and non-U.S. pension plans, the estimated net loss and prior service cost that are expected to be amortized from accumulated other comprehensive earnings into net periodic benefit cost during 2009 are $40 million and $6 million, respectively.

The following weighted-average assumptions were used to determine PMI’s net pension cost:

	U.S. Plans	Non-U.S. Plans
	2008	2008	2007	2006
Discount rate	6.28%	4.66%	3.88%	3.56%
Expected rate of return on plan assets	7.40	7.01	7.05	7.26
Rate of compensation increase	4.50	3.26	3.21	3.17

PMI’s expected rate of return on plan assets is determined by the plan assets’ historical long-term investment performance, current asset allocation and estimates of future long-term returns by asset class.

PMI and certain of its subsidiaries sponsor defined contribution plans. Amounts charged to expense for defined contribution plans totaled $36 million, $20 million and $23 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Plan Assets

The percentage of fair value of pension plan assets at December 31, 2008 and 2007, was as follows:

	U.S. Plans	Non-U.S. Plans
	2008	2008	2007
Asset Category:
Equity securities	54%	50%	59%
Debt securities	45	42	37
Real estate		3	3
Other	1	5	1

Total	100%	100%	100%

PMI’s investment strategy is based on an expectation that equity securities will outperform debt securities over the long term. Accordingly, the composition of PMI’s U.S. plan assets is broadly characterized as 55%/45% between equity and debt securities. The strategy utilizes indexed U.S. equity securities, actively managed international equity securities and actively managed investment grade debt securities (which constitute 80% or more of debt securities) with lesser allocations to high-yield and international debt securities.

PMI’s investment strategy for non-U.S. plans is subject to local regulations and the asset/liability profiles of the plans in each individual country. In aggregate, the actual asset allocations of the plans are virtually identical to their respective asset policy targets.

PMI attempts to mitigate investment risk by rebalancing between equity and debt asset classes as PMI’s contributions and monthly benefit payments are made.

PMI presently makes, and plans to make, contributions, to the extent that they are tax deductible, in order to maintain plan assets in excess of the accumulated benefit obligation of its funded U.S. and non-U.S. plans. Currently, PMI anticipates making contributions between $500 million and $550 million in 2009 to its pension plans, based on current tax and benefit laws. However, this estimate is subject to change as a result of changes in tax and other benefit laws, as well as asset performance significantly above or below the assumed long-term rate of return on pension assets, or changes in interest rates.

The estimated future benefit payments from PMI pension plans at December 31, 2008, were as follows:

(in millions)	U.S. Plans	Non-U.S. Plans
2009	$13	$150
2010	14	152
2011	13	156
2012	52	162
2013	14	168
2014 – 2018	84	1,007

•	Postretirement Benefit Plans

Net postretirement health care costs consisted of the following for the year ended December 31, 2008:

(in millions)	U.S. Plans	Non-U.S. Plans
Service cost	$2	$1
Interest cost	5	2
Amortization:
Net losses	1
Prior service cost	(1)
Other		(1)

Net postretirement health care costs	$7	$2

The following weighted-average assumptions were used to determine PMI’s net postretirement costs for the year ended December 31, 2008:

(in millions)	U.S. Plans	Non-U.S. Plans
Discount rate	6.28%	5.57%
Health care cost trend rate	8.00	6.97

PMI’s postretirement health care plans are not funded. The changes in the accumulated benefit obligation and net amount accrued at December 31, 2008 were as follows:

(in millions)	U.S. Plans	Non-U.S. Plans
Accumulated postretirement benefit obligation at January 1, 2008	$—	$34
Service cost	2	1
Interest cost	5	2
Benefits paid	(3)	(2)
Assumption changes	6	(3)
Actuarial losses (gains)	10	(3)
Transfer from Altria	70
Currency		(5)
Acquisition		33
Other		11

Accumulated postretirement benefit obligation at December 31, 2008	$90	$68

The current portion of PMI’s accrued postretirement health care costs of $6 million at December 31, 2008 is included in accrued employment costs on the consolidated balance sheet.

The following weighted-average assumptions were used to determine PMI’s postretirement benefit obligations at December 31, 2008:

(in millions)	U.S. Plans	Non-U.S. Plans
Discount rate	6.10%	5.82%
Health care cost trend rate assumed for next year	8.00	7.09
Ultimate trend rate	5.00	5.00
Year that rate reaches the ultimate trend rate	2015	2016

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care trend rates would have the following effects as of December 31, 2008:

	One-Percentage- Point Increase	One-Percentage- Point Decrease
Effect on total service and interest cost	18.8%	(14.5)%
Effect on postretirement benefit obligation	15.5	(11.8)

PMI’s estimated future benefit payments for its post-retirement health care plans at December 31, 2008, were as follows:

(in millions)	U.S. Plans	Non-U.S. Plans
2009	$3	$3
2010	4	3
2011	4	3
2012	4	3
2013	4	3
2014 – 2018	23	17

•	Postemployment Benefit Plans

PMI and certain of its subsidiaries sponsor postemployment benefit plans covering substantially all salaried and certain hourly employees. The cost of these plans is charged to expense over the working life of the covered employees. Net postemployment costs consisted of the following:

	For the Years Ended December 31,
(in millions)	2008	2007	2006
Service cost	$7	$7	$8
Interest cost	9	9	8
Amortization of net loss	7	7	7
Other expense	151	226	142

Net postemployment costs	$174	$249	$165

During 2008, 2007 and 2006, certain salaried employees left PMI under separation programs. These programs resulted in incremental postemployment costs, which are included in other expense, above.

The estimated net loss for the postemployment benefit plans that will be amortized from accumulated other comprehensive earnings into net postemployment costs during 2009 is approximately $23 million.

The changes in the benefit obligations of the plans at December 31, 2008 and 2007 were as follows:

(in millions)	2008	2007
Accrued postemployment costs at January 1	$418	$331
Service cost	7	7
Interest cost	9	9
Benefits paid	(205)	(180)
Actuarial losses	235	25
Other	75	226

Accrued postemployment costs at December 31	$539	$418

        The accrued postemployment costs were determined using a discount rate of 9.6% and 8.3% in 2008 and 2007, respectively, an assumed ultimate annual turnover rate of 4.0% and 2.4% in 2008 and 2007, respectively, assumed compensation cost increases of 4.5% in 2008 and 2007, and assumed benefits as defined in the respective plans. Post-employment costs arising from actions that offer employees benefits in excess of those specified in the respective plans are charged to expense when incurred.

Note 13.

Additional Information:

	For the Years Ended December 31,
(in millions)	2008	2007	2006
Research and development expense	$334	$362	$304

Advertising expense	$436	$429	$421

Interest expense	$528	$268	$371
Interest income	(217)	(258)	(229)

Interest expense, net	$311	$10	$142

Rent expense	$226	$237	$205

Minimum rental commitments under non-cancelable operating leases in effect at December 31, 2008, were as follows:

(in millions)
2009	$164
2010	101
2011	62
2012	45
2013	33
Thereafter	245

$650

Note 14.

Financial Instruments:

•        Derivative financial instruments: PMI operates in markets outside of the United States, with manufacturing and sales facilities in various locations around the world. PMI utilizes certain financial instruments to manage its foreign currency exposure. Derivative financial instruments are used by PMI, principally to reduce exposures to market risks resulting from fluctuations in foreign exchange rates by creating offsetting exposures. PMI is not a party to leveraged derivatives and, by policy, does not use derivative financial instruments for speculative purposes. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedging instrument and the item being hedged, both at inception and throughout the hedged period. PMI formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of a forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction would not occur, the gain or loss would be recognized in earnings currently.

PMI uses forward foreign exchange contracts, foreign currency swaps and foreign currency options to mitigate its exposure to changes in exchange rates from third-party and intercompany actual and forecasted transactions. The primary currencies to which PMI is exposed include the Euro, Indonesian rupiah, Japanese yen, Mexican peso, Russian ruble, Swiss franc and Turkish lira. At December 31, 2008 and 2007, PMI had contracts with aggregate notional amounts of $17.8 billion and $6.9 billion, respectively. The effective portion of unrealized gains and losses associated with qualifying cash flow hedge contracts is deferred as a component of accumulated other comprehensive earnings (losses) until the underlying hedged transactions are reported on PMI’s consolidated statements of earnings. Unrealized gains (losses) associated with qualifying fair value hedges are recorded in the consolidated statements of earnings and were ($52) million, $14 million and $12 million for the years ended December 31, 2008, 2007 and 2006. A portion of PMI’s foreign currency swaps, forwards and options, while effective as economic hedges, do not qualify for hedge accounting and, therefore, the unrealized gains (losses) relating to these contracts are reported in PMI’s consolidated statements of earnings. For the years ended December 31, 2008, 2007 and 2006, the unrealized losses from contracts that do not qualify for hedge accounting were $333 million, $23 million and $8 million, respectively. Generally, unrealized gains and losses reported through the consolidated statements of earnings are offset by gains and losses generated by the underlying assets or liabilities being hedged.

During the years ended December 31, 2008, 2007 and 2006, ineffectiveness related to fair value hedges and cash flow hedges was not material. PMI is hedging forecasted transactions for periods not exceeding the next twelve months. At December 31, 2008, PMI expects $53 million of derivative losses reported in accumulated other comprehensive earnings (losses) to be reclassified to the consolidated statement of earnings within the next twelve months. These losses are expected to be offset by gains on the respective forecasted transactions.

PMI designates certain foreign currency denominated debt and forward exchange contracts as net investment hedges of foreign operations. During the years ended December 31, 2008 and 2007, these hedges of net investments resulted in gains, net of income taxes, of $124 million and $19 million, respectively. These gains were reported as a component of accumulated other comprehensive earnings (losses) within currency translation adjustments.

Derivative gains or losses reported in accumulated other comprehensive earnings (losses) are a result of qualifying hedging activity. Transfers of these gains or losses to earnings are offset by the corresponding gains or losses on the underlying hedged item. Hedging activity affected accumulated other comprehensive earnings (losses), net of income taxes, during the years ended December 31, 2008, 2007 and 2006, as follows:

(in millions)	2008	2007	2006
(Loss) gain as of January 1	$(10)	$—	$8
Derivative losses (gains) transferred to earnings	89	11	(24)
Change in fair value	(147)	(21)	16

(Loss) gain as of December 31	$(68)	$(10)	$—

•        Credit exposure and credit risk: PMI is exposed to credit loss in the event of non-performance by counterparties. While PMI does not anticipate non-performance, its risk is limited to the fair value of the financial instruments. PMI actively monitors its exposure to credit risk through the use of credit approvals and credit limits, and by selecting major international banks and financial institutions as counterparties.

•        Fair value: See Note 15. Fair Value Measurements for additional disclosures related to the fair value of PMI’s derivative financial instruments.

Note 15.

Fair Value Measurements:

On January 1, 2008, PMI adopted SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 —	Quoted prices in active markets for identical assets or liabilities.

Level 2 —	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

•        Debt: The fair value of PMI’s outstanding debt, as utilized solely for annual disclosure purposes, is determined by using readily available quoted market prices. See Note 6. Indebtedness for additional discussion on PMI’s debt.

•        Derivative Financial Instruments: PMI assesses the fair value of its derivative financial instruments using internally developed models that use, as their basis, readily observable future amounts, such as cash flows, earnings, and the current market expectations of those future amounts. These derivatives include forward foreign exchange contracts, foreign currency swaps and foreign currency options. Derivative financial instruments have been classified within Level 2. See Note 14. Financial Instruments for additional discussion on derivative financial instruments.

The aggregate fair value of PMI’s debt and derivative financial instruments as of December 31, 2008, was as follows:

(in millions)	For the Year Ended December 31, 2008	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Derivatives — Assets	$243	$—	$243	$—

Debt	$11,682	$11,682	$—	$—

Derivatives — Liabilities	$512	$—	$512	$—

On February 12, 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP No. 157-2”), which delays, until 2009, the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on at least an annual basis. PMI adopted FSP No. 157-2 beginning January 1, 2008 and deferred the application of SFAS No. 157 to goodwill and intangible assets, net, until January 1, 2009.

Note 16.

RBH Legal Settlement:

On July 31, 2008, Rothmans announced the finalization of a CAD $550 million (or $450 million) settlement between itself; RBH; and the Government of Canada and all ten provinces. The settlement resolves the Royal Canadian Mounted Police’s investigation relating to products exported from Canada by RBH during the 1989-1996 period. Rothmans’ sole holding was a 60% interest in RBH. The remaining 40% interest in RBH was owned by PMI.

The terms of the settlement require the following payments to be made:

•	CAD $100 million (or $83 million) fine payable by RBH, which was paid in October 2008;

•	CAD $50 million (or $41 million) towards a new government Contraband Tobacco Enforcement Strategy, which was paid by RBH in December 2008;

•	CAD $200 million (or $164 million) payable by Rothmans over 10 years at a rate of CAD $20 million (or $16 million) per year with the first payment to be made by December 31, 2009;

•

an estimated CAD $200 million (or $164 million) payable by RBH. The first payment of CAD $50 million (or $41 million) was made in December 2008 and the remaining payments are scheduled to be paid over a 10-year period based on a formula related to the revenue of RBH set out in the comprehensive agreement.

PMI translated the future obligations denominated in Canadian dollars using the prevailing exchange rate on December 31, 2008. Obligations already paid have been translated with the prevailing exchange rate at the time of the payment. Actual future payments as reported in U.S. dollars will fluctuate with changes in the Canadian and U.S. dollar exchange rate.

As a result of the finalization of the settlement, PMI recorded a charge of $124 million in the operating results of the Latin America & Canada segment during the second quarter of 2008. The charge represented the present value of PMI’s 40% equity interest in RBH’s portion of the settlement.

Subsequent to the finalization of the settlement, PMI announced on July 31, 2008 that it had entered into an agreement with Rothmans to purchase, by way of a tender offer, all of the outstanding common shares of Rothmans. See Note 5. Acquisitions, for more details regarding this acquisition.

At December 31, 2008, PMI had $207 million of discounted accrued settlement charges associated with the RBH legal settlement. These accrued settlement charges are reflected in other accrued liabilities ($15 million) and other long-term liabilities ($192 million) on the consolidated balance sheet.

Note 17.

E.C. Agreement:

In 2004, PMI entered into an agreement with the European Commission (“E.C.”) and 10 member states of the European Union that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. To date, this agreement has been signed by 26 of the 27 member states. The agreement resolves all disputes between the parties relating to these issues. Under the terms of the agreement, PMI will make 13 payments over 12 years, including an initial payment of $250 million, which was recorded as a pre-tax charge against its earnings in 2004. The agreement calls for additional payments of approximately $150 million on the first anniversary of the agreement (this payment was made in July 2005), approximately $100 million on the second anniversary (this payment was made in July 2006) and approximately $75 million each year thereafter for 10 years, each of which is to be adjusted based on certain variables, including PMI’s market share in the European Union in the year preceding payment. Because future additional payments are subject to these variables, PMI records charges for them as an expense in cost of sales when product is shipped. In addition, PMI is also responsible to pay the excise taxes, VAT and customs duties on qualifying product seizures of up to 90 million cigarettes and is subject to payments of five times the applicable taxes and duties if qualifying product seizures exceed 90 million cigarettes in a given year. To date, PMI’s annual payments related to product seizures have been immaterial. Total charges related to the E.C. Agreement of $80 million, $100 million and $95 million were recorded in cost of sales in 2008, 2007 and 2006, respectively.

Note 18.

Contingencies:

Legal proceedings covering a wide range of matters are pending or threatened against us, and/or our subsidiaries, and/or our indemnitees in various jurisdictions. Our indemnitees include distributors, licensees, and others that have been named as parties in certain cases and that we have agreed to defend, as well as pay costs and some or all of judgments, if any, that may be entered against them. Altria Group, Inc. and PM USA are also indemnitees, in certain cases, pursuant to the terms of the Distribution Agreement between Altria Group, Inc. and PMI. Various types of claims are raised in these proceedings, including, among others, product liability, consumer protection, antitrust, and tax.

It is possible that there could be adverse developments in pending cases against us and our subsidiaries. An unfavorable outcome or settlement of pending tobacco-related litigation could encourage the commencement of additional litigation.

Damages claimed in some of the tobacco-related litigation are significant and, in certain cases in Brazil, Israel, Nigeria and Canada, range into the billions of dollars. The variability in pleadings in multiple jurisdictions, together with the actual experience of management in litigating claims, demonstrate that the monetary relief that may be specified in a lawsuit bears little relevance to the ultimate outcome. Much of the litigation is in its early stages and litigation is subject to uncertainty. However, as discussed below, we have to date been largely successful in defending tobacco-related litigation.

We and our subsidiaries record provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. At the present time, while it is reasonably possible that an unfavorable outcome in a case may occur, (i) management has concluded that it is not probable that a loss has been incurred in any of the pending tobacco-related cases; (ii) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome of any of the pending tobacco-related cases; and (iii) accordingly, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes in these cases, if any. Legal defense costs are expensed as incurred.

It is possible that our consolidated results of operations, cash flows or financial position could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome or settlement of certain pending litigation. Nevertheless, although litigation is subject to uncertainty, we and each of our subsidiaries named as a defendant believe, and each has been so advised by counsel handling the respective cases, that we have valid defenses to the litigation pending against us, as well as valid bases for appeal of adverse verdicts, if any. All such cases are, and will continue to be, vigorously defended. However, we and our subsidiaries may enter into settlement discussions in particular cases if we believe it is in our best interests to do so.

The table below lists the number of tobacco-related cases pending against us and/or our subsidiaries or indemnitees as of December 31, 2008, 2007 and 2006:

Type of Case	Number of Cases Pending as of December 31, 2008	Number of Cases Pending as of December 31, 2007	Number of Cases Pending as of December 31, 2006
Individual Smoking and Health Cases	123	136	137
Smoking and Health Class Actions	5	3	2
Health Care Cost Recovery Actions	11	8	3
Lights Class Actions	3	2	2
Individual Lights Cases (small claims court)(1)	2,010	2,026	23
Public civil actions	11	9	5

(1)	The 2,010 cases are all pending in small claims courts in Italy where the maximum damage award claimed is approximately one thousand Euros per case.

Since 1995, when the first tobacco-related litigation was filed against a PMI entity, approximately 293 Smoking and Health, Lights and Health Care Cost Recovery cases in which we and/or one of our subsidiaries and indemnitees was a defendant have been dismissed. In addition, eight cases have been decided in favor of plaintiffs. Five of these cases have subsequently reached final resolution in our favor, one has been annulled and returned to the trial court for further proceedings, and two remain on appeal. To date, we have paid total judgments including costs of approximately six thousand Euros. These payments were made in order to appeal three Italian small claims cases, two of which were subsequently reversed on appeal and one of which remains on appeal. To date, no tobacco-related case has been finally resolved in favor of a plaintiff against us, our subsidiaries or indemnitees.

The table below lists the verdicts and post-trial developments in the two pending cases (excluding one individual case on appeal from an Italian small claims court) in which verdicts were returned in favor of plaintiffs:

Date	Location of Court/Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments
February 2004	Brazil/ADESF	Class Action	The Civil Court of Sao Paulo found defendants liable without hearing evidence. The court did not assess moral or actual damages, which were to be assessed in a second phase of the case. The size of the class was not defined in the ruling.	In April 2004, the trial court clarified its ruling, awarding “moral damages” of R$1,000 (approximately $420) per smoker per full year of smoking plus interest at the rate of 1% per month, as of the date of the ruling. The court did not award actual damages, which were to be assessed in the second phase of the case. The size of the class still was not estimated. Defendants appealed to the Sao Paulo Court of Appeals, and the case, including the execution of the judgment was stayed pending appeal. On November 12, 2008, the Sao Paulo Court of Appeals annulled the ruling finding that the trial court had inappropriately ruled without hearing evidence and returned the case to the trial court for further proceedings. In addition, the defendants have filed a constitutional appeal to the Federal Supreme Court on the basis that the plaintiff did not have standing to bring the lawsuit. This appeal is still pending.

October 2003	Brazil/Da Silva	Individual Smoking and Health	The Court of Appeal of Rio Grande do Sul reversed the trial court ruling in favor of Philip Morris Brasil and awarded plaintiffs R$768,000 (approximately $323,000).	In December 2004, a large panel of the Court of Appeal of Rio Grande do Sul overturned the adverse decision. Plaintiff has appealed to the Supreme Court. The appeal is pending.

Pending claims related to tobacco products generally fall within the following categories:

•        Smoking and Health Litigation: These cases primarily allege personal injury and are brought by individual plaintiffs or on behalf of a class of individual plaintiffs. Plaintiffs’ allegations of liability in these cases are based on various theories of recovery, including negligence, gross negligence, strict liability, fraud, misrepresentation, design defect, failure to warn, breach of express and implied warranties, violations of deceptive trade practice laws and consumer protection statutes. Plaintiffs in these cases seek various forms of relief, including compensatory and other damages, and injunctive and equitable relief. Defenses raised in these cases include licit activity, failure to state a claim, lack of defect, lack of proximate cause, assumption of the risk, contributory negligence, and statute of limitations.

As of December 31, 2008, there were a number of smoking and health cases pending against our subsidiaries or indemnitees, as follows:

•

123 cases brought by individual plaintiffs against our subsidiaries (120) or indemnitees (3) in Argentina (43), Australia (1), Brazil (53), Canada (1), Chile (11), Costa Rica (1), Finland (3), Greece (1), Israel (1), Italy (5), the Philippines (1), Poland (1), and Scotland (1), compared with 136 such cases on December 31, 2007, and 137 cases on December 31, 2006; and

•

5 cases brought on behalf of classes of individual plaintiffs against our subsidiaries in Brazil (2), Bulgaria (1) and Canada (2), compared with 3 such cases on December 31, 2007, and 2 such cases on December 31, 2006.

In the individual cases in Finland, in which our indemnitees (our former licensees now known as Amer Sports Corporation and Amerintie 1 Oy) and another member of the industry are defendants, plaintiffs allege personal injuries as a result of smoking. All three cases were tried together before the District Court of Helsinki. Trial began on March 3, 2008, and concluded on May 30, 2008. On October 10, 2008, the District Court issued decisions in favor of defendants in all three cases. Plaintiffs have filed appeals.

In the first class action pending in Brazil, The Smoker Health Defense Association (ADESF) v. Souza Cruz, S.A. and Philip Morris Marketing, S.A., Nineteenth Lower Civil Court of the Central Courts of the Judiciary District of Sao Paulo, Brazil, filed July 25, 1995, our subsidiary and another member of the industry are defendants. The plaintiff, a consumer organization, is seeking damages for smokers and former smokers, and injunctive relief. In February 2004, the trial court found defendants liable without hearing evidence. The court did not assess moral or actual damages, which were to be assessed in a second phase of the case. The size of the class was not defined in the ruling. In April 2004, the court clarified its ruling, awarding “moral damages” of R$1,000 (approximately $420) per smoker per full year of smoking plus interest at a rate of 1% per month, as of the date of the ruling. The court did not award actual damages, which were to be assessed in the second phase of the case. The size of the class still was not estimated. Defendants appealed to the Sao Paulo Court of Appeals, and the case, including the execution of the judgment, was stayed pending appeal. On November 12, 2008, the Sao Paulo Court of Appeals annulled the ruling finding that the trial court had inappropriately ruled without hearing evidence and returned the case to the trial court for further proceedings. In addition, the defendants have filed a constitutional appeal to the Federal Supreme Court on the basis that the consumer association did not have standing to bring the lawsuit. This appeal is still pending.

In the second class action pending in Brazil, Public Prosecutor of Sao Paulo v. Philip Morris Brasil Industria e Comercio Ltda, Civil Court of the City of Sao Paulo, Brazil, filed August 6, 2007, our subsidiary is a defendant. The plaintiff, the Public Prosecutor of the State of Sao Paulo, is seeking (1) unspecified damages on behalf of all smokers nationwide, former smokers, and their relatives; (2) unspecified damages on behalf of people exposed to environmental tobacco smoke (“ETS”) nationwide, and their relatives; and (3) reimbursement of the health care costs allegedly incurred for the treatment of tobacco-related diseases by all 27 States, approximately 5,000 Municipalities, and the Federal District. In an interim ruling issued in December 2007, the trial court limited the scope of this claim to the State of Sao Paulo only. Our subsidiary was served with the claim in February 2008, and filed its answer to the complaint in March 2008. On December 12, 2008, the trial court issued a decision declaring that it lacked jurisdiction and transferred the case to the 19th Civil Court in Sao Paulo where the ADESF case is pending.

In the case in Bulgaria, Yochkolovski v. Sofia BT AD, et al., Sofia City Court, Bulgaria, filed March 12, 2008, our subsidiaries and other members of the industry are defendants. The plaintiff brought a collective claim on behalf of classes of smokers who were allegedly misled by the tar and nicotine yields printed on cigarette packs and who suffered personal injuries as a result of increasing their consumption of cigarettes, and on behalf of underaged smokers who smoked more cigarettes as a result of marketing. Plaintiff seeks damages for economic loss, pain and suffering and medical treatment as well as withdrawal from the market of all cigarettes that allegedly do not comply with the tar and nicotine labeling requirements, until such time as they do comply. The court ruled initially that the claim failed to meet certain formal requirements. Plaintiff appealed and the Court of Appeal reversed the decision and returned the case to the trial court. The trial court accepted the claim and ordered the plaintiff to proceed with service. However, on September 24, 2008, a newly appointed judge issued a ruling that again dismissed the claim, finding that it was inadmissible because the plaintiff lacked the capacity to bring the claim as a class action. On October 14, 2008, plaintiff filed an appeal against the dismissal. On November 10, 2008, the Sofia Appellate Court granted plaintiff’s second appeal, finding that the trial court had not given plaintiff the opportunity to establish his capacity to bring the claim, and returned the case to the trial court. On December 2, 2008, the trial court dismissed the claims related to youth marketing, because plaintiff is not a member of the class of youth smokers and thus cannot represent the class. The court additionally ordered the plaintiff to make more specific allegations against each defendant and provide the court with certain documentation to establish his capacity to bring the claim. Our subsidiaries have not been served with the complaint.

In the first class action pending in Canada, Cecilia Letourneau v. Imperial Tobacco Ltd., Rothmans, Benson & Hedges Inc. and JTI Macdonald Corp., Quebec Superior Court, Canada, filed in September 1998, our subsidiary and two other Canadian manufacturers are defendants. The plaintiff, an individual smoker, is seeking compensatory and unspecified punitive damages for each member of the class who is deemed “addicted” to smoking. The class was certified in 2005. Defendants’ motion to dismiss on statute-of-limitations grounds was denied on May 5, 2008. Discovery is ongoing; no trial date has been set.

In the second class action pending in Canada, Conseil Quebecois Sur Le Tabac Et La Santé and Jean-Yves Blais v. Imperial Tobacco Ltd., Rothmans, Benson & Hedges Inc. and JTI Macdonald Corp., Quebec Superior Court, Canada, filed in November 1998, our subsidiary and two other Canadian manufacturers are defendants. The plaintiff, an individual smoker, is seeking compensatory and unspecified punitive damages for each member of the class who suffers from lung, larynx or throat cancer, or emphysema. The class was certified in 2005. Discovery is ongoing; no trial date has been set.

•        Health Care Cost Recovery Litigation: These cases, brought by governmental and non-governmental plaintiffs, seek reimbursement of health care cost expenditures allegedly caused by tobacco products. Plaintiffs’ allegations of liability in these cases are based on various theories of recovery including unjust enrichment, negligence, negligent design, strict liability, breach of express and implied warranty, violation of a voluntary undertaking or special duty, fraud, negligent misrepresentation, conspiracy, public nuisance, defective product, failure to warn, sale of cigarettes to minors, and claims under statutes governing competition and deceptive trade practices. Plaintiffs in these cases seek various forms of relief including compensatory and other damages, and injunctive and equitable relief. Defenses raised in these cases include lack of proximate cause, remoteness of injury, failure to state a claim, adequate remedy at law, “unclean hands” (namely, that plaintiffs cannot obtain equitable relief because they participated in, and benefited from, the sale of cigarettes), and statute of limitations.

As of December 31, 2008, there were a total of 11 health care cost recovery cases pending against us, our subsidiaries and indemnitees, compared with 8 such cases on December 31, 2007, and 3 cases on December 31, 2006, as follows:

•	3 cases brought against us, our subsidiaries and our indemnitees in Canada (2) and in Israel (1); and

•	8 cases brought in Nigeria (7) and Spain (1) against our subsidiaries.

In the first health care cost recovery case pending in Canada, Her Majesty the Queen in Right of British Columbia v. Imperial Tobacco Limited, et al., Supreme Court, British Columbia, Vancouver Registry, Canada, filed January 24, 2001, we, our subsidiary, our indemnitee (PM USA), and other members of the industry are defendants. The plaintiff, the government of the province of British Columbia, brought a claim based upon legislation enacted by the province authorizing the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, or will incur, resulting from a “tobacco related wrong.” The Supreme Court has held that the statute is constitutional. We and certain other non-Canadian defendants challenged the jurisdiction of the court. The court rejected the jurisdictional challenge and the case is in the early stages of litigation. At the request of the parties, the trial date scheduled for September 2010 has been cancelled. No new trial date has been set.

On March 13, 2008, a second health care cost recovery case was filed in Canada, Her Majesty the Queen in Right of New Brunswick v. Rothmans Inc., et al., Court of Queen’s Bench of New Brunswick, Trial Court, New Brunswick, Fredericton, Canada, in which we, our subsidiary, our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The claim was filed by the government of the province of New Brunswick based on legislation enacted in the province. This legislation is very similar to the law introduced in British Columbia that authorizes the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, and will incur as a result of a “tobacco related wrong.” Our subsidiary, indemnitees, and we have been served with the complaint. Preliminary motions are pending before the Court.

In the case in Israel, Kupat Holim Clalit v. Philip Morris USA, et al., Jerusalem District Court, Israel, filed September 28, 1998, we, our subsidiary, and our indemnitee (PM USA), together with other members of the industry are defendants. The plaintiff, a private health care provider, brought a claim seeking reimbursement of the cost of treating its members for alleged smoking-related illnesses for the years 1990-1998. Certain defendants filed a motion to dismiss the case. The motion was rejected, and those defendants filed a motion with the Israel Supreme Court for leave to appeal. The appeal was heard by the Supreme Court in March 2005, and the parties are awaiting the court’s decision.

In the first case in Nigeria, The Attorney General of Lagos State v. British American Tobacco (Nigeria) Limited, et al., High Court of Lagos State, Lagos, Nigeria, filed April 30, 2007, our subsidiary and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various injunctive relief, plus punitive damages. In February 2008, our subsidiary was served with a Notice of Discontinuance. The claim was formally dismissed in March 2008. However, the plaintiff has since refiled its claim. Our subsidiary has been served with the refiled complaint. We currently conduct no business in Nigeria.

In the second case in Nigeria, The Attorney General of Kano State v. British American Tobacco (Nigeria) Limited, et al., High Court of Kano State, Kano, Nigeria, filed May 9, 2007, our subsidiary and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various injunctive relief, plus punitive damages. The case is in the early stages of litigation, and the defendants have filed various preliminary motions upon which the court is yet to rule. Our subsidiary is contesting service.

In the third case in Nigeria, The Attorney General of Gombe State v. British American Tobacco (Nigeria) Limited, et al., High Court of Gombe State, Gombe, Nigeria, filed May 18, 2007, our subsidiary and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various injunctive relief, plus punitive damages. On July 8, 2008, the court dismissed the case against all defendants based on the plaintiff’s failure to comply with various procedural requirements when filing and serving the claim. The plaintiff did not appeal the dismissal. However, on October 17, 2008, the plaintiff refiled its claim. Our subsidiary has not yet been served with the refiled complaint.

In the fourth case in Nigeria, The Attorney General of Oyo State, et al., v. British American Tobacco (Nigeria) Limited, et al., High Court of Oyo State, Ibadan, Nigeria, filed May 25, 2007, our subsidiary and other members of the industry are defendants. Plaintiffs seek reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various injunctive relief, plus punitive damages. The case is in the early stages of litigation, and the defendants have filed various preliminary motions upon which the court is yet to rule. Our subsidiary is contesting service.

In the fifth case in Nigeria, The Attorney General of the Federation v. British American Tobacco (Nigeria) Limited, et al., Federal High Court, Abuja, Nigeria, filed July 25, 2007, our subsidiary and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various injunctive relief, plus punitive damages. Our subsidiary has not yet been served with the claim.

In the sixth case in Nigeria, The Attorney General of Akwa Ibom State v. British American Tobacco (Nigeria) Limited, et al., High Court of Akwa Ibom State, Uyo, Nigeria, the exact filing date is unknown at this time. Our subsidiary and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases, payment of anticipated costs of treating alleged smoking-related diseases, various injunctive relief, plus punitive damages. Our subsidiary has not yet been served with the claim.

In the seventh case in Nigeria, The Attorney General of Ogun State v. British American Tobacco (Nigeria) Limited, et al., High Court of Ogun State, Abeokuta, Nigeria, our subsidiary and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various injunctive relief, plus punitive damages. Our subsidiary was served with notice of the claim in December 2008.

In the series of proceedings in Spain, Junta de Andalucia, et al. v. Philip Morris Spain, et al., Court of First Instance, Madrid, Spain, the first of which was filed February 21, 2002, our subsidiary and other members of the industry were defendants. The plaintiffs sought reimbursement for the cost of treating certain of their citizens for various smoking-related illnesses. In May 2004, the first instance court dismissed the initial case, finding that the State was a necessary party to the claim, and thus, the claim must be filed in the Administrative Court. The plaintiffs appealed. In February 2006, the appellate court affirmed the lower court’s dismissal. The plaintiffs then filed notice that they intended to pursue their claim in the Administrative Court against the State. Because they were defendants in the original proceeding, our subsidiary and other members of the industry filed notices with the Administrative Court that they are interested parties in the case. On September 20, 2007, the plaintiffs filed their complaint in the Administrative Court. In November 2007, the Administrative Court dismissed the claim. The plaintiffs asked the Administrative Court to reconsider its decision dismissing the case, and that request was rejected in a ruling rendered in February 2008. Plaintiffs have filed a brief seeking leave to appeal to the Supreme Court. On June 10, 2008, our subsidiary filed a brief of appearance before the Supreme Court giving notice that it is an interested party in the appeal proceedings initiated by the plaintiffs. Plaintiffs have filed a second claim in the Administrative Court against the Ministry of Economy. This second claim seeks the same relief as the original claim, but relies on a different procedural posture. The Administrative Court has recognized our subsidiary as a party.

•        Lights Cases: These cases, brought by individual plaintiffs, or on behalf of a class of individual plaintiffs, allege that the use of the term “lights” constitutes fraudulent and misleading conduct. Plaintiffs’ allegations of liability in these cases are based on various theories of recovery including misrepresentation, deception, and breach of consumer protection laws. Plaintiffs seek various forms of relief including restitution, and compensatory and other damages. Defenses raised include lack of causation, lack of reliance, assumption of the risk, and statute of limitations.

As of December 31, 2008, there were a number of lights cases pending against our subsidiaries and indemnitees, as follows:

•	3 cases brought on behalf of various classes of individual plaintiffs (some overlapping) in Israel, compared with 2 such cases on December 31, 2007 and December 31, 2006;

•

2,010 cases brought by individuals against our subsidiaries in the equivalent of small claims courts in Italy where the maximum damages claimed are approximately one thousand Euros per case, compared with 2,026 such cases on December 31, 2007, and 23 cases on December 31, 2006.

In one class action pending in Israel, El-Roy, et al. v. Philip Morris Incorporated, et al., District Court of Tel-Aviv/Jaffa, Israel, filed January 18, 2004, our subsidiary and our indemnitees (PM USA and our former importer Menache H. Eliachar Ltd.) are defendants. The plaintiffs filed a purported class action claiming that the class members were misled by the descriptor “lights” into believing that Lights cigarettes are safer than full flavor cigarettes. The claim seeks recovery of the purchase price of Lights cigarettes and compensation for distress for each class member. Hearings took place in November 2008 regarding whether the case meets the legal requirements necessary to allow it to proceed as a class action. The parties will now file final briefs on class certification.

The claims in a second class action pending in Israel, Navon, et al. v. Philip Morris Products USA, et al., District Court of Tel-Aviv/Jaffa, Israel, filed December 5, 2004, against our indemnitee (our distributor M.H. Eliashar Distribution Ltd.) and other members of the industry are similar to those in El-Roy, and the case is currently stayed pending a ruling on class certification in El-Roy.

In the third class action pending in Israel, Numberg, et al. v. Philip Morris Products S.A., et al., District Court of Tel-Aviv/Jaffa, Israel, filed May 19, 2008, our subsidiaries and our indemnitee (our distributor M.H. Eliashar Distribution Ltd.) and other members of the industry are defendants. The plaintiffs filed a purported class action claiming that the class members were misled by pack colors, terms such as “slims” or “super slims” or “blue,” and text describing tar and nicotine yields. Plaintiffs allege that these pack features misled consumers to believe that the cigarettes are safer than full flavor cigarettes. Plaintiffs seek recovery of the price of the brands at issue that were purchased from December 31, 2004 to the date of filing of the claim. They also seek compensation for mental anguish and punitive damages. Our subsidiaries Philip Morris Ltd. and Philip Morris Products S.A., and our indemnitee M.H. Eliashar Distribution Ltd., have been served with the claim.

•        Public Civil Actions: Claims have been filed either by an individual, or a public or private entity, seeking to protect collective or individual rights, such as the right to health, the right to information or the right to safety. Plaintiffs’ allegations of liability in these cases are based on various theories of recovery including product defect, concealment, and misrepresentation. Plaintiffs in these cases seek various forms of relief including injunctive relief such as banning cigarettes, descriptors, smoking in certain places and advertising, as well as implementing communication campaigns and reimbursement of medical expenses incurred by public or private institutions.

As of December 31, 2008, there were 11 public civil actions pending against our subsidiaries in Argentina (1), Brazil (3), and Colombia (7) compared with 9 such cases on December 31, 2007, and 5 such cases on December 31, 2006.

In the public civil action in Argentina, Asociación Argentina de Derecho de Danos v. Massalin Particulares S.A., et al., Civil Court of Buenos Aires, Argentina, filed February 26, 2007, our subsidiary and another member of the industry are defendants. The plaintiff, a consumer association, seeks the establishment of a relief fund for reimbursement of medical costs associated with diseases allegedly caused by smoking. Our subsidiary filed its answer to the complaint in September 2007.

In the first public civil action in Brazil, Osorio v. Philip Morris Brasil Industria e Comercio Ltda., et al., Federal Court of Sao Paulo, Brazil, filed September 2003, our subsidiary, another member of the industry and various government entities are defendants. The plaintiff seeks a ban on the production and sale of cigarettes on the grounds that they are harmful to health and cause the government to spend money on health care. Plaintiff alleges that smoking violates the Brazilian constitutional right to health, that smokers have no free will because they are addicted, and that ETS is harmful. Plaintiff seeks the suspension of the defendants’ licenses to manufacture cigarettes, the revocation of any import licenses for tobacco-related products, the collection of all tobacco-containing products from the market, and a daily fine amounting to R$1 million (approximately $420,000) for any violation of the injunction order. Our subsidiary filed its answer to the complaint in June 2004.

In the second public civil action in Brazil, Associacao dos Consumidores Explorados do Distrito Federal v. Sampoerna Tabacos America Latina Ltda., State Trial Court of Brasilia, Brazil, filed April 14, 2006, our subsidiary is a defendant. The plaintiff, a consumer association, seeks a ban on the production and sale of cigarettes on the grounds that they are harmful to health. Plaintiff’s complaint also requests that a fine amounting to R$1 million (approximately $420,000) per day be imposed should the ban be granted and defendant continue to produce or sell cigarettes. Our subsidiary filed a response to the complaint in June 2006. The trial court dismissed the case in November 2007. Plaintiff appealed. On November 12, 2008, the appellate court affirmed the trial court’s dismissal. Plaintiff has filed a further appeal.

In the third public civil action pending in Brazil, The Brazilian Association for the Defense of Consumer Health (SAUDECON) v. Philip Morris Brasil Industria e Comercio Ltd and Souza Cruz S.A., Civil Court of City of Porto Alegre, Brazil, filed November 3, 2008, our subsidiary is a defendant. The plaintiff, a consumer organization, is asking the court to establish a fund that will be used to provide treatment to smokers who claim to be addicted and who do not otherwise have access to smoking cessation treatment, for a minimum of two years. Plaintiff requests that each defendant’s liability be determined according to its market share. Our subsidiary was served with the complaint on December 3, 2008.

In the first public civil action in Colombia, Garrido v. Philip Morris Colombia S.A., Civil Court of Bogotá, Colombia, filed August 28, 2006, against one of our subsidiaries, the plaintiff seeks various forms of injunctive relief, including the ban of the use of “lights” descriptors, and requests that defendant be ordered to finance a national campaign against smoking. Our subsidiary filed its answer in April 2007.

In the second public civil action in Colombia, Garrido v. Coltabaco (Garrido II), Civil Court of Bogotá, Colombia, filed October 27, 2006, against another of our subsidiaries, the plaintiff’s claims are identical to those in Garrido, above. Our subsidiary filed its answer in April 2007.

In the third public civil action in Colombia, Morales v. Philip Morris Colombia S.A. and Colombian Government, Administrative Court of Bogotá, Colombia, filed February 12, 2007, against one of our subsidiaries and a government entity, the plaintiff alleges violations of the collective right to a healthy environment, public health rights, and the rights of consumers, and that the government failed to protect those rights. Plaintiff seeks various monetary damages and other relief, including a ban on descriptors and a ban on cigarette advertising. Our subsidiary filed its answer to the complaint in March 2007.

In the fourth public civil action in Colombia, Morales, et al. v. Coltabaco (Morales II), Civil Court of Bogotá, Colombia, filed February 5, 2008, against another of our subsidiaries, the plaintiffs allege misleading advertising, product defect, failure to inform, and the targeting of minors in advertising and marketing. Plaintiffs seek various monetary relief including a percentage of the costs incurred by the state each year for treating tobacco-related illnesses to be paid to the Ministry of Social Protection (from the date of incorporation of Coltabaco). After this initial payment, plaintiffs seek a fixed annual contribution to the government of $50 million. Plaintiffs also request that a statutory incentive award be paid to them for filing the claim. Our subsidiary filed its answer in July 2008.

In the fifth public civil action in Colombia, Morales, et al. v. Productora Tabacalera de Colombia S.A. (Protabaco), et al., (Morales III), Administrative Court of Bogotá, Colombia, filed December 19, 2007, against both of our subsidiaries, other members of the industry, and various government entities, the plaintiffs’ claims are identical to those in Morales II, above. Our subsidiaries filed their answers in August 2008.

In the sixth public civil action in Colombia, Guzman v. Coltabaco, et al., Administrative Court of Bogotá, Colombia, filed May 8, 2007, our subsidiary, another member of the industry, and various government entities are defendants. The plaintiff is seeking economic restitution to the country, an increase in sales tax for cigarettes, as well as various forms of injunctive relief. Our subsidiary filed its answer in June 2007.

In the seventh public civil action in Colombia, Roche v. Philip Morris Colombia S.A., Civil Court of Bogotá, Colombia, filed November 14, 2008, our subsidiary is a defendant. Plaintiff alleges violations of the collective right to health because the defendant failed to include information about ingredients and their toxicity on cigarette packs. Plaintiff asks the court to order our subsidiary to immediately cease manufacture and/or distribution of cigarettes until information on ingredients and toxicity is included on packs. Our subsidiary was served with the claim on December 18, 2008.

In the public civil action in Turkey, Consumer Awareness Enhancement Association v. TEKEL, et al., Istanbul Consumer Court, Istanbul, Turkey, filed March 23, 2007, our subsidiary and another member of the industry are defendants. The plaintiff, a consumer association, argues that cigarette manufacturers and importers should be banned from providing cigarettes to Turkish consumers. Our subsidiary filed its answer in June 2007. The trial court dismissed the case in October 2007. Plaintiff appealed. In October 2008, the appellate court affirmed the trial court’s dismissal. Plaintiff did not appeal further and the case is now terminated. Therefore, this case is not included in the above pending case count and will not be reported in the future.

•	Other Litigation: Other litigation includes an antitrust suit and various tax cases:

•	Antitrust: 1 case brought on behalf of a class of individual plaintiffs in the state of Kansas in the United States against us and other members of the industry alleging price-fixing; and

•

Tax: In Brazil, there are 91 tax cases involving Philip Morris Brasil S.A. relating to the payment of state tax on the sale and transfer of goods and services, federal social contributions, excise, social security and income tax, and other matters. Thirty-one of these cases are under administrative review by the relevant fiscal authorities and 60 are under judicial review by the courts.

In the antitrust class action in Kansas, Smith v. Philip Morris Companies, Inc., et al., District Court of Seward County, Kansas, filed February 7, 2000, we and other members of the industry are defendants. The plaintiff asserts that the defendant cigarette companies engaged in an international conspiracy to fix wholesale prices of cigarettes and sought certification of a class comprised of all persons in Kansas who were indirect purchasers of cigarettes from the defendants. The plaintiff claims unspecified economic damages resulting from the alleged price-fixing, trebling of those damages under the Kansas price-fixing statute and counsel fees. The trial court granted plaintiff’s motion for class certification and refused to permit the defendants to appeal. The case is now in the discovery phase, and no trial date has yet been set.

Third-Party Guarantees

At December 31, 2008, PMI’s third-party guarantees, which are primarily related to excise taxes, were $49 million, of which $44 million have no specific expiration dates. The remainder expires through 2012, with no guarantees expiring during 2009. PMI is required to perform under these guarantees in the event that a third party fails to make contractual payments. PMI does not have a liability on its consolidated balance sheet at December 31, 2008, as the fair value of these guarantees is insignificant due to the fact that the probability of future payments under these guarantees is remote.

Under the terms of the Distribution Agreement between Altria and PMI, liabilities concerning tobacco products will be allocated based in substantial part on the manufacturer. PMI will indemnify Altria Group, Inc. and PM USA for liabilities related to tobacco products manufactured by PMI or contract manufactured for PMI by PM USA, and PM USA will indemnify PMI for liabilities related to tobacco products manufactured by PM USA, excluding tobacco products contract manufactured for PMI. PMI does not have a liability recorded on its balance sheet at December 31, 2008, as the fair value of this indemnification is insignificant since the probability of future payments under this indemnification is remote.

Note 19.

Quarterly Financial Data (Unaudited):

	2008 Quarters
(in millions, except per share data)	1st	2nd	3rd	4th
Net revenues	$14,354	$16,703	$17,365	$15,218

Gross profit	$3,740	$4,247	$4,472	$3,918

Net earnings	$1,673	$1,692	$2,080	$1,445

Per share data:
Basic EPS	$0.79	$0.81	$1.01	$0.72

Diluted EPS	$0.79	$0.80	$1.01	$0.71

Dividends declared to public shareholders	$—	$0.46	$0.54	$0.54

Market price:
— High	$54.70	$53.95	$56.26	$51.95

— Low	$50.00	$47.43	$46.80	$33.30

The first quarter 2008 market price information in the table above reflects the market prices for PMI stock on March 31, 2008, which was the first publicly-traded day subsequent to the Distribution Date.

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.

	2007 Quarters
(in millions, except per share data)	1st	2nd	3rd	4th
Net revenues	$12,170	$13,948	$14,232	$14,893

Gross profit	$3,158	$3,591	$3,687	$3,663

Net earnings	$1,263	$1,483	$1,725	$1,567

Per share data:
Basic EPS	$0.60	$0.70	$0.82	$0.74

Diluted EPS	$0.60	$0.70	$0.82	$0.74

For the 2007 quarters, basic and diluted EPS are calculated based on the number of shares distributed by Altria on the Distribution Date.

As discussed in Note 1. Background and Basis of Presentation, results have been revised to reflect the movement of certain subsidiaries to a December 31 closing date.

During 2008 and 2007, PMI recorded the following pre-tax charges or (gains) in net earnings:

	2008 Quarters
(in millions)	1st	2nd	3rd	4th
Asset impairment and exit costs	$23	$48	$13	$—
Equity loss from RBH legal settlement	—	124	—	—

	$23	$172	$13	$—

	2007 Quarters
(in millions)	1st	2nd	3rd	4th
Asset impairment and exit costs	$62	$76	$15	$55
Gain on sale of leasing business	—	—	—	(52)

	$62	$76	$15	$3

As discussed in Note 10. Income Taxes, PMI has recognized income tax benefits and charges in the consolidated statements of earnings during 2008 and 2007 as a result of various tax events.

Report of Independent

Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Philip Morris International Inc. and Subsidiaries:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders’ equity, and cash flows, present fairly, in all material respects, the financial position of Philip Morris International Inc. and its subsidiaries (“PMI”) at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, PMI maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). PMI’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on PMI’s internal control over financial reporting based on our audit (which was an integrated audit for 2008). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 10 and 12 to the consolidated financial statements, PMI changed the measurement date for non-U.S. pension plans in fiscal 2008, the manner in which it accounts for uncertain tax positions in fiscal 2007, and the manner in which it accounts for pension and postemployment plans in fiscal 2006.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers SA

/s/ Christopher Hardt	/s/ John Martin Aked
Christopher Hardt	John Martin Aked

Lausanne, Switzerland
February 4, 2009

Report of Management on Internal Control

Over Financial Reporting

Management of Philip Morris International Inc. (“PMI”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15 (f) and 15d-15 (f) under the Securities Exchange Act of 1934. PMI’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those written policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of PMI;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;

•	provide reasonable assurance that receipts and expenditures of PMI are being made only in accordance with authorization of management and directors of PMI; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of PMI’s internal control over financial reporting as of December 31, 2008. Management based this assessment on criteria for effective internal control over financial reporting described in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of PMI’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors.

Based on this assessment, management determined that, as of December 31, 2008, PMI maintained effective internal control over financial reporting.

PricewaterhouseCoopers SA, an independent registered public accounting firm, who audited and reported on the consolidated financial statements of PMI included in this report, has audited the effectiveness of PMI’s internal control over financial reporting as of December 31, 2008, as stated in their report herein.

February 4, 2009