Form 10-K, Exhibit 13
period 2009-12-31
Philip Morris International Inc.
filed 2010-02-26
CIK 1413329

Exhibit 13

FINANCIAL REVIEW

Financial Contents

page 17	Management’s Discussion and Analysis of Financial Condition and Results of Operations

page 43	Selected Financial Data — Five-Year Review

page 44	Consolidated Balance Sheets

page 46	Consolidated Statements of Earnings

page 47	Consolidated Statements of Stockholders’ Equity

page 48	Consolidated Statements of Cash Flows

page 50	Notes to Consolidated Financial Statements

page 81	Report of Independent Registered Public Accounting Firm

page 82	Report of Management on Internal Control Over Financial Reporting

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Description of Our Company

We are a holding company whose subsidiaries and affiliates, and their licensees, are engaged in the manufacture and sale of cigarettes and other tobacco products in markets outside the United States of America. We manage our business in four segments:

•	European Union;

•	Eastern Europe, Middle East and Africa (EEMA);

•	Asia; and

•	Latin America & Canada.

Our products are sold in approximately 160 countries and, in many of these countries, they hold the number one or number two market share position. We have a wide range of premium, mid-price and low-price brands. Our portfolio comprises both international and local brands.

We use the term net revenues to refer to our operating revenues from the sale of our products, net of sales and promotion incentives. Our net revenues and operating income are affected by various factors, including the volume of products we sell, the price of our products, changes in currency exchange rates and the mix of products we sell. Mix is a term used to refer to the proportionate value of premium price brands to mid-price or low-price brands in any given market (product mix). Mix can also refer to the proportion of volume in more profitable markets versus volume in less profitable markets (geographic mix). We often collect excise taxes from our customers and then remit them to local governments, and, in those circumstances, we include excise taxes as a component of net revenues and as part of our cost of sales. Aside from excise taxes, our cost of sales consists principally of tobacco leaf, non-tobacco raw materials, labor and manufacturing costs.

Our marketing, administration and research costs include the costs of marketing our products, other costs generally not related to the manufacture of our products (including general corporate expenses), and costs incurred to develop new products. The most significant components of our marketing, administration and research costs are selling and marketing expenses, which relate to the cost of our sales force as well as to the advertising and promotion of our products.

We are a legal entity separate and distinct from our direct and indirect subsidiaries. Accordingly, our right, and thus the right of our creditors and stockholders, to participate in any distribution of the assets or earnings of any subsidiary is subject to the prior claims of creditors of such subsidiary, except to the extent that claims of our company itself as a creditor may be recognized. As a holding company, our principal sources of funds, including funds to make payment on debt securities, are from the receipt of dividends and repayment of debt from our subsidiaries. Our principal wholly-owned and majority-owned subsidiaries currently are not limited by long-term debt or other agreements in their ability to pay cash dividends or to make other distributions with respect to their common stock.

References to total international cigarette market, total cigarette market, total market and market shares throughout this Discussion and Analysis are our estimates based on a number of internal and external sources.

Separation from Altria Group, Inc.

Prior to March 28, 2008, we were a wholly-owned subsidiary of Altria Group, Inc. (“Altria”). On January 30, 2008, the Altria Board of Directors announced Altria’s plans to spin off all of its interest in PMI to Altria’s stockholders in a tax-free distribution pursuant to Section 355 of the U.S. Internal Revenue Code. The distribution of all of the PMI shares owned by Altria (the “Spin-off”) was made on March 28, 2008 (the “Distribution Date”), to stockholders of record as of the close of business on March 19, 2008 (the “Record Date”). Altria distributed one share of our common stock for each share of Altria common stock outstanding on the Record Date.

For information regarding our separation from Altria and our other transactions with Altria Group, Inc. and affiliates, see Note 4. Transactions with Altria Group, Inc. to our consolidated financial statements.

Executive Summary

The following executive summary is intended to provide you with the significant highlights from the Discussion and Analysis that follows.

•       Consolidated Operating Results — The changes in our reported net earnings attributable to PMI and diluted earnings per share (“diluted EPS”) for the year ended December 31, 2009, from the comparable 2008 amounts, were as follows:

(in millions, except per share data)	Net Earnings Attributable to PMI	Diluted EPS
For the year ended December 31, 2008	$6,890	$3.31

2008 Asset impairment and exit costs	54	0.02
2008 Equity loss from RBH legal settlement	124	0.06
2008 Tax items	(175)	(0.08)

Subtotal of 2008 items	3	—

2009 Asset impairment and exit costs	(19)	(0.01)
2009 Colombian Investment and Cooperation Agreement charge	(93)	(0.04)

Subtotal of 2009 items	(112)	(0.05)

Currency	(1,096)	(0.53)
Interest	(345)	(0.17)
Impact of lower shares outstanding and share-based payments		0.19
Change in tax rate	36	0.02
Operations	966	0.47

For the year ended December 31, 2009	$6,342	$3.24

See the discussion of events affecting the comparability of statement of earnings amounts in the Consolidated Operating Results section of the following Discussion and Analysis.

•       Asset Impairment and Exit Costs — We recorded pre-tax asset impairment and exit costs primarily related to the streamlining of various administrative functions and operations. During 2009, these pre-tax costs were $29 million ($19 million after tax). During 2008, we recorded pre-tax asset impairment and exit costs of $84 million ($54 million after tax). For further details, see Note 5. Asset Impairment and Exit Costs to our consolidated financial statements.

•       Equity Loss from RBH Legal Settlement — In the second quarter of 2008, we recorded a $124 million charge related to the Rothmans, Benson & Hedges Inc. (“RBH”) settlement with the Government of Canada and all ten provinces. This equity loss was included in the operating companies income of the Latin America & Canada segment. For further details, see Note 19. RBH Legal Settlement to our consolidated financial statements.

•       Colombian Investment and Cooperation Agreement Charge — During the second quarter of 2009, we recorded a pre-tax charge of $135 million ($93 million after tax) related to the Investment and Cooperation Agreement in Colombia. The charge was recorded in the operating companies income of the Latin America & Canada segment. For further details, see Note 18. Colombian Investment and Cooperation Agreement to our consolidated financial statements.

•       Currency — The unfavorable currency impact is due primarily to the strength of the U.S. dollar versus the Euro and many emerging market currencies, in particular the Indonesian rupiah, Mexican peso, Russian ruble, Turkish lira and Ukrainian hryvnia. This impact was partially offset by the weakness of the U.S. dollar versus the Japanese yen.

•       Interest — The unfavorable impact of interest was due primarily to higher average debt levels and lower interest income.

•       Lower Shares Outstanding and Share-Based Payments — The favorable impact was due primarily to the repurchase of our common stock pursuant to the $13.0 billion two-year share repurchase program.

•       Income Taxes — Our effective income tax rate for 2009 increased 1.0 percentage point to 29.1%. The 2008 effective tax rate was favorably impacted by the adoption of U.S. income tax regulations proposed in 2008 ($154 million) and the enacted reduction of future corporate income tax rates in Indonesia ($67 million), partially offset by the impact of the after-tax charge of $124 million related to the RBH settlement with the Government of Canada and all ten provinces, and the tax cost of a legal entity restructuring ($45 million). Based upon tax regulations in existence at December 31, 2009, we estimate that our ongoing effective tax rate will be approximately 29% to 30%.

•       Operations — The increase in our operations reflected in the table above was due primarily to the following:

•	Eastern Europe, Middle East and Africa: Higher pricing, partially offset by lower volume/mix, higher marketing, administration and research costs and higher manufacturing costs;

•	Latin America & Canada: Favorable impact of acquisitions and higher pricing, partially offset by lower volume/mix and higher manufacturing costs;

•	Asia: Higher pricing, partially offset by higher marketing, administration and research costs and higher manufacturing costs; and

•	European Union: Higher pricing and the favorable impact of acquisitions, partially offset by lower volume/mix and higher manufacturing costs.

For further details, see the Consolidated Operating Results and Operating Results by Business Segment sections of the following Discussion and Analysis.

•       2010 Forecasted Results — The current worldwide economic recession has affected the markets in which we operate. The fragility of the economic recovery and its geographic disparity, coupled with its uncertain impact on employment levels and potential currency volatility, naturally warrants a cautious outlook for 2010. We expect that our volume performance excluding acquisitions will parallel that recorded in 2009 as a result of further market contractions. On February 11, 2010, we announced our forecast for 2010 full-year reported diluted EPS to be in a range of $3.75 to $3.85, at prevailing exchange rates, versus $3.24 in 2009.

Excluding currency, reported diluted EPS are projected to increase by approximately 12% to 15%. This guidance excludes the impact of any potential future acquisitions, asset impairment and exit cost charges, and any unusual events. The factors described in the Cautionary Factors That May Affect Future Results section of the following Discussion and Analysis represent continuing risks to this forecast.

Discussion and Analysis

Critical Accounting Policies and Estimates

Note 2. Summary of Significant Accounting Policies to our consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements. In most instances, we must use a particular accounting policy or method because it is the only one that is permitted under accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

•       Goodwill and Non-Amortizable Intangible Assets Valuation — We test goodwill and non-amortizable intangible assets annually for impairment or more frequently if events occur that would warrant such review. We perform our annual impairment analysis in the first quarter of each year. The impairment analysis involves comparing the fair value of each reporting unit or non-amortizable intangible asset to the carrying value. If the carrying value exceeds the fair value, goodwill or a non-amortizable intangible asset is considered impaired. To determine the fair value of goodwill, we primarily use a discounted cash flow model, supported by the market approach using earnings multiples of comparable companies. To determine the fair value of non-amortizable intangible assets, we primarily use a discounted cash flow model applying the relief-from-royalty method. These discounted cash flow models include management assumptions relevant for forecasting operating cash flows, which are subject to changes in business conditions, such as volumes and prices, costs to produce, discount rates and estimated capital needs. Management considers historical experience and all available information at the time the fair values are estimated, and we believe these assumptions are consistent with the assumptions a hypothetical marketplace participant would use. We concluded that the fair value of our reporting units and non-amortizable intangible assets exceeded this carrying value and any reasonable movement in the assumptions would not result in an impairment. In 2009, 2008 and 2007, we did not record a charge to earnings for an impairment of goodwill or non-amortizable intangible assets.

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

•       Employee Benefit Plans — As discussed in Note 13. Benefit Plans to our consolidated financial statements, we provide a range of benefits to our employees and retired employees, including pensions, postretirement health care and postemployment benefits (primarily severance). We record annual amounts relating to these plans based on calculations specified by U.S. GAAP. These calculations include various actuarial assumptions, such as discount rates, assumed rates of return on plan assets, compensation increases and turnover rates. We review actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. As permitted by U.S. GAAP, any effect of the modifications is generally amortized over future periods. We believe that the assumptions utilized in recording our obligations under these plans are reasonable based upon advice from our actuaries.

        At December 31, 2009, our discount rate was 5.90% for our U.S. pension and postretirement plans. This rate was 20 basis points lower than our 2008 discount rate. Our weighted-average discount rate assumption for our non-U.S. pension plans decreased to 4.33%, from 4.68% at December 31, 2008. Our weighted-average discount rate assumption for our non-U.S. postretirement plans was 5.99% at December 31, 2009, and 5.82% at December 31, 2008. We presently anticipate that assumption changes, coupled with the amortization of deferred gains and losses, will slightly increase 2010 pre-tax U.S. and non-U.S. pension and postretirement expense to approximately $146 million as compared with

$143 million in 2009, excluding amounts in 2009 related to early retirement programs. A fifty basis point decrease in our discount rate would increase our 2010 pension and postretirement expense by approximately $36 million, whereas a fifty basis point increase in our discount rate would decrease our 2010 pension and postretirement expense by approximately $33 million. Similarly, a fifty basis point decrease (increase) in the expected return on plan assets would increase (decrease) our 2010 pension expense by approximately $21 million.

See Note 13. Benefit Plans to our consolidated financial statements for a sensitivity discussion of the assumed health care cost trend rates.

•       Income Taxes — Prior to the Distribution Date, we were a wholly-owned subsidiary of Altria. We participated in a tax-sharing agreement with Altria for U.S. tax liabilities, and our accounts were included with those of Altria for purposes of its U.S. federal income tax return. Under the terms of the agreement, taxes were computed on a separate company basis. To the extent that we generated foreign tax credits, capital losses and other credits that could not be utilized on a separate company basis, but were utilized in Altria’s consolidated U.S. federal income tax return, we would recognize the resulting benefit in the calculation of our provision for income taxes. There were no such benefits for the year ended December 31, 2007. We made payments to, or were reimbursed by, Altria for the tax effects resulting from our inclusion in Altria’s consolidated United States federal income tax return. On the Distribution Date, we entered into a Tax Sharing Agreement with Altria. The Tax Sharing Agreement generally governs Altria’s and our respective rights, responsibilities and obligations for pre-distribution periods and for potential taxes on the Spin-off. With respect to any potential tax resulting from the Spin-off, responsibility for the tax will be allocated to the party that acted (or failed to act) in a manner which resulted in the tax. Beginning March 31, 2008, we were no longer a member of the Altria consolidated tax return group, and we filed our own U.S. federal consolidated income tax return.

Income tax provisions for jurisdictions outside the United States, as well as state and local income tax provisions, are determined on a separate company basis and the related assets and liabilities are recorded in our consolidated balance sheets.

The extent of our operations involves dealing with uncertainties and judgments in the application of complex tax regulations in a multitude of jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from federal, state, and international tax audits. In accordance with the authoritative guidance for income taxes, we evaluate potential tax exposures and record tax liabilities for anticipated tax audit issues based on our estimate of whether, and the extent to which, additional taxes will be due. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary.

The effective tax rates used for interim reporting are based on our full-year geographic earnings mix projections and cash repatriation plans. Changes in earnings mix or in cash repatriation plans could have an impact on the effective tax rates, which we monitor each quarter. Significant judgment is required in determining income tax provisions and in evaluating tax positions.

•       Hedging — As discussed below in “Market Risk,” we use derivative financial instruments principally to reduce exposures to market risks resulting from fluctuations in foreign currency exchange rates by creating offsetting exposures. For derivatives that we have elected to apply hedge accounting to, we meet the requirements of U.S. GAAP. As a result, gains and losses on these derivatives are deferred in accumulated other comprehensive earnings (losses) and recognized in the consolidated statement of earnings in the periods when the related hedged transactions are also recognized in operating results. If we had elected not to use the hedge accounting provisions permitted under U.S. GAAP, gains (losses) deferred in stockholders’ equity would have been recorded in our net earnings.

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

•       Contingencies — As discussed in Note 21. Contingencies to our consolidated financial statements, legal proceedings covering a wide range of matters are pending or threatened against us and/or our subsidiaries, and/or our indemnitees in various jurisdictions. We and our subsidiaries record provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. The variability in pleadings in multiple jurisdictions, together with the actual experience of management in litigating claims, demonstrate that the monetary relief that may be specified in a lawsuit bears little relevance to the ultimate outcome. Much of the litigation is in its early stages and litigation is subject to uncertainty. At the present time, while it is reasonably possible that an unfavorable outcome in a case may occur, (i) management has concluded that it is not probable that a loss has been incurred in any of the pending tobacco-related cases; (ii) management is unable to estimate the possible loss or range of loss that could result from an unfavorable outcome of any of the pending tobacco-related cases; and (iii) accordingly, management has not provided any amounts in the consolidated financial statements for unfavorable outcomes in these cases, if any. Legal defense costs are expensed as incurred.

Consolidated Operating Results

See pages 39 to 42 for a discussion of Cautionary Factors That May Affect Future Results. Our cigarette volume, net revenues, excise taxes on products and operating companies income by segment were as follows:

(in millions)	2009	2008	2007
Cigarette Volume
European Union	235,300	243,451	257,541
Eastern Europe, Middle East and Africa	298,760	303,205	290,310
Asia	226,204	223,724	211,480
Latin America & Canada	103,779	99,377	89,307

Total cigarette volume	864,043	869,757	848,638

(in millions)	2009	2008	2007
Net Revenues
European Union	$28,550	$30,265	$26,829
Eastern Europe, Middle East and Africa	13,865	14,817	12,166
Asia	12,413	12,222	11,097
Latin America & Canada	7,252	6,336	5,151

Net revenues	$62,080	$63,640	$55,243

(in millions)	2009	2008	2007
Excise Taxes on Products
European Union	$19,509	$20,577	$17,994
Eastern Europe, Middle East and Africa	7,070	7,313	5,820
Asia	5,885	6,037	5,449
Latin America & Canada	4,581	4,008	3,170

Excise taxes on products	$37,045	$37,935	$32,433

(in millions)	2009	2008	2007
Operating Income
Operating companies income:
European Union	$4,506	$4,738	$4,195
Eastern Europe, Middle East and Africa	2,663	3,119	2,431
Asia	2,436	2,057	1,803
Latin America & Canada	666	520	514
Amortization of intangibles	(74)	(44)	(28)
General corporate expenses	(157)	(142)	(73)
Gain on sale of leasing business			52

Operating income	$10,040	$10,248	$8,894

As discussed in Note 12. Segment Reporting, to our consolidated financial statements, we evaluate segment performance and allocate resources based on operating companies income, which we define as operating income before general corporate expenses and amortization of intangibles. We believe it is appropriate to disclose this measure to help investors analyze the business performance and trends of our various business segments.

The following events that occurred during 2009, 2008 and 2007 affected the comparability of our statement of earnings amounts:

•       Asset Impairment and Exit Costs — For the years ended December 31, 2009, 2008 and 2007, pre-tax asset impairment and exit costs by segment were as follows:

(in millions)	2009	2008	2007
Separation programs:
European Union	$29	$66	$137
Eastern Europe, Middle East and Africa			12
Asia			28
Latin America & Canada		3	18

Total separation programs	29	69	195

Contract termination charges:
Eastern Europe, Middle East and Africa		1
Asia		14

Total contract termination charges	—	15	—

General corporate			13

Asset impairment and exit costs	$29	$84	$208

For further details, see Note 5. Asset Impairment and Exit Costs, to our consolidated financial statements.

•       Colombian Investment and Cooperation Agreement charge — As previously discussed, the operating companies income of the Latin America & Canada segment in 2009 included a pre-tax charge of $135 million related to the Investment and Cooperation Agreement in Colombia.

•       Equity Loss from RBH Legal Settlement — As previously discussed, the operating companies income of the Latin America & Canada segment in 2008 included a $124 million charge related to the RBH legal settlement with the Government of Canada and all ten provinces.

•       Charge Related to Previous Distribution Agreement in Canada — During the third quarter of 2008, we recorded a pre-tax charge of $61 million related to a previous distribution agreement in Canada. This charge was recorded in the operating companies income of the Latin America & Canada segment.

•       Gain on Sale of Business — During 2007, we sold our leasing business, managed by Philip Morris Capital Corporation (“PMCC”), Altria’s financial services subsidiary, for a pre-tax gain of $52 million.

•       Acquisitions — For details on acquisitions, see Note 6. Acquisitions to our consolidated financial statements.

2009 compared with 2008

The following discussion compares our consolidated operating results for the year ended December 31, 2009, with the year ended December 31, 2008.

Our cigarette shipment volume of 864.0 billion units decreased 5.7 billion (0.7%), as gains in Asia, primarily driven by Indonesia and double-digit growth in Korea, and in Latin America & Canada, from the acquisition of Rothmans Inc. in Canada, were more than offset by declines in the European Union and EEMA, mainly due to the impact of the economic crisis, primarily in the Baltic States, Spain and Ukraine. Excluding acquisitions, our cigarette shipment volume was down 1.5%.

Our market share performance registered a stable or growing trend in a number of markets, including Algeria, Argentina, Australia, Austria, Belgium, Brazil, Bulgaria, Canada, the Canary Islands, the Dominican Republic, Egypt, Finland, Greece, Hungary, Japan, Korea, Mexico, the Netherlands, the Philippines, Portugal, Romania, Russia, Spain, Turkey, Ukraine and Duty Free.

Despite growth of 4.3% in Asia, total cigarette shipments of Marlboro of 302.0 billion units were down 2.8%, primarily due to market declines in the European Union and EEMA, largely due to the effects of the economic crisis in Spain and a softening of the premium segment in Russia and Ukraine. Total cigarette shipments of L&M of 90.8 billion units were down 1.7%, with growth of 8.6% in the European Union offset primarily by a decline in Russia. Driven by a decrease in shipments in Spain, Russia and Ukraine, total cigarette shipments of Chesterfield declined 7.5%. Total cigarette shipments of Parliament decreased 0.3%, led by declines in EEMA and the European Union, partially offset by growth in Asia of 5.4%. Total cigarette shipments of Virginia Slims declined 3.6%, reflecting a decline in Russia. Total cigarette shipments of Lark increased 15.5%, driven by growth in Turkey, and Bond Street increased 7.1%, primarily driven by growth in Russia.

Total shipment volume of other tobacco products (in cigarette equivalent units) grew 33.2%, primarily driven by the acquisition of Swedish Match South Africa (Proprietary) Limited. Excluding acquisitions, shipment volume of other tobacco products was down 8.1%, primarily due to lower cigarillo volumes in Germany, where the segment has declined, and the impact in Poland of the excise tax alignment of pipe tobacco to roll-your-own products in the first quarter of 2009. Total shipment volume for cigarettes and other tobacco products was essentially flat, and down 1.6% excluding acquisitions.

Net revenues, which include excise taxes billed to customers, decreased $1.6 billion (2.5%). Excluding excise taxes, net revenues decreased $670 million (2.6%) to $25.0 billion. This decrease was due to unfavorable currency ($2.6 billion) and lower volume/mix ($620 million), partially offset by net price increases ($2.0 billion) and the impact of acquisitions ($564 million).

Excise taxes on products decreased $890 million (2.3%), due primarily to currency movements ($5.1 billion), partially offset by higher excise taxes resulting from changes in retail prices and tax rates ($3.7 billion) and acquisitions, net of favorable volume/mix ($460 million). As discussed under the caption “Business Environment,” governments have consistently increased excise taxes in most of the markets in which we operate. We expect excise taxes to continue to increase.

Cost of sales decreased $306 million (3.3%), due primarily to currency movements ($748 million) and lower volume, partially offset by higher manufacturing costs ($313 million, primarily leaf tobacco costs) and the impact of acquisitions ($177 million).

Marketing, administration and research costs decreased $131 million (2.2%), due primarily to currency ($463 million), the 2008 charge related to the RBH legal settlement ($124 million) and the 2008 charge related to a previous distribution agreement in Canada ($61 million), partially offset by higher general and administrative expenses ($142 million), the 2009 charge related to the Colombian Investment and Cooperation Agreement ($135 million), higher marketing and sales expenses ($134 million) and acquisitions ($127 million).

Operating income decreased $208 million (2.0%). This decrease was due primarily to unfavorable currency ($1.4 billion), lower volume/mix ($572 million), higher general and administrative expense ($142 million), higher marketing and sales expenses ($134 million) and higher manufacturing costs. These decreases were partially offset by net price increases ($2.0 billion), the impact of acquisitions ($260 million) and lower asset impairment and exit costs ($55 million).

Currency movements decreased net revenues by $7.7 billion ($2.6 billion, after excluding the impact of currency movements on excise taxes) and operating income by $1.4 billion. These decreases were due primarily to the strength of the U.S. dollar versus the Euro and many emerging market currencies, in particular the Indonesian rupiah, Mexican peso, Russian ruble, Turkish lira and Ukrainian hryvnia. This impact was partially offset by the weakness of the U.S. dollar versus the Japanese yen.

Interest expense, net, of $797 million increased $486 million, due primarily to higher average debt levels and lower interest income.

        Our effective tax rate increased 1.0 percentage point to 29.1%. The 2008 effective tax rate was favorably impacted by the previously mentioned adoption of U.S. income tax regulations ($154 million) and the enacted reduction of future corporate income tax rates in Indonesia ($67 million), partially offset by the impact of the after-tax charge of $124 million related to the RBH settlement with the Government of Canada and all ten provinces, and the tax cost of a legal entity restructuring ($45 million). The effective tax rate is based on our full-year geographic earnings mix and cash repatriation activities and plans. Changes in our cash repatriation plans could have an impact on the effective tax rate, which we monitor each quarter. Significant judgment is required in determining income tax provisions and in evaluating tax positions.

We are regularly examined by tax authorities around the world. It is reasonably possible that within the next 12 months certain examinations will close, which could result in a decrease in unrecognized tax benefits along with related interest and penalties. An estimate of the range of the possible decrease cannot be made at this time.

Net earnings attributable to PMI of $6.3 billion decreased $548 million (8.0%). This decrease was due primarily to higher interest expense, net, and lower operating income (attributable to unfavorable currency, partially offset by higher results from operations). Diluted and basic EPS of $3.24 and $3.25, respectively, decreased by 2.1%. Excluding unfavorable currency impact of $0.53, diluted EPS increased 13.9%.

2008 compared with 2007

The following discussion compares our consolidated operating results for the year ended December 31, 2008, with the year ended December 31, 2007.

Our cigarette shipment volume of 869.8 billion units increased 21.1 billion units (2.5%). This increase was due in part to acquisitions in Pakistan, Mexico and Canada. Excluding acquisitions, our shipment volume was up 1.0%, benefiting from strong performances in EEMA, Asia and Latin America & Canada, partially offset by decreases in the European Union. The performance in the European Union was adversely affected by a decline in the total market, the build-up of trade inventories in the Czech Republic in the fourth quarter of 2007 in anticipation of the January 2008 excise tax increase, and the impact of tax-driven pricing in Poland. Absent the distortions in the Czech Republic and Poland, PMI cigarette shipment volume in the European Union declined by 2.9%.

We achieved market share gains in a number of markets, including Algeria, Argentina, Australia, Belgium, Brazil, Bulgaria, Canada, the Czech Republic, the Dominican Republic, Egypt, Germany, Greece, Hungary, Indonesia, Korea, Mexico, the Netherlands, Romania, Russia, Ukraine and the United Kingdom.

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

Total shipment volume of other tobacco products (in cigarette equivalent units) increased 30.9%, driven by strong growth in France, Germany and Poland. Excluding acquisitions, shipment volume of other tobacco products was up 18.1%. Total shipment volume for cigarettes and other tobacco products was up 2.8%, or up 1.2% excluding acquisitions.

Net revenues, which include excise taxes billed to customers, increased $8.4 billion (15.2%). Excluding excise taxes, net revenues increased $2.9 billion (12.7%) to $25.7 billion. This increase was due to favorable currency ($1.4 billion), net price increases ($1.2 billion), the impact of acquisitions ($229 million) and higher volume/mix ($61 million).

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

Operating income increased $1.4 billion (15.2%). This increase was due primarily to net price increases ($1.1 billion), favorable currency ($481 million), the impact of acquisitions ($125 million) and lower asset impairment and exit costs ($124 million), partially offset by higher marketing expenses ($277 million) and the 2008 charge related to the RBH legal settlement ($124 million).

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

        Our effective income tax rate decreased 0.8 percentage points to 28.1%. The 2008 effective tax rate was favorably impacted by the previously mentioned adoption of U.S. income tax regulations proposed in 2008 ($154 million) and the enacted reduction of future corporate income tax rates in Indonesia ($67 million), partially offset by the impact of the after-tax charge of $124 million related to the RBH legal settlement with the Government of Canada and all ten provinces, and the tax cost of a legal entity restructuring ($45 million). The 2007 effective tax rate included a favorable tax adjustment of $27 million due to a reduction of deferred tax liabilities resulting from future lower tax rates enacted in Germany.

Net earnings attributable to PMI of $6.9 billion increased $852 million (14.1%). This increase was due primarily to higher operating income, partially offset by higher interest expense, net. Diluted and basic EPS of $3.31 and $3.32, respectively, increased by 15.7% and 16.1%, respectively.

Operating Results by Business Segment

Business Environment

Taxes, Legislation, Regulation and Other Matters Regarding the Manufacture, Marketing, Sale and Use of Tobacco Products

The tobacco industry faces a number of challenges that may adversely affect our business, volume, results of operations, cash flows and financial position. These challenges, which are discussed below and in “Cautionary Factors That May Affect Future Results,” include:

•	actual and proposed tobacco legislation and regulation;

•	actual and proposed excise tax increases, as well as changes in excise tax structures, including minimum retail selling price systems;

•	price gaps and changes in price gaps between premium and lower price brands;

•	significant governmental actions aimed at imposing regulatory requirements impacting our ability to communicate with adult consumers and differentiate our products from competitors’ products;

•	increased efforts by tobacco control advocates to “denormalize” smoking and seek the implementation of extreme regulatory measures;

•	pending and threatened litigation as discussed in Note 21. Contingencies;

•	actual and proposed requirements for the disclosure of cigarette ingredients and other proprietary information without adequate trade secret protection;

•	disproportionate testing requirements and performance standards, including the ban of ingredients;

•	actual and proposed restrictions on imports in certain jurisdictions;

•	actual and proposed restrictions affecting tobacco manufacturing, packaging, marketing, advertising, product display and sales;

•	governmental and private bans and restrictions on smoking;

•	illicit trade in cigarettes and other tobacco products, including counterfeit and contraband;

•	the outcome of proceedings and investigations, and the potential assertion of claims, and proposed regulation relating to contraband shipments of cigarettes; and

•	governmental investigations.

In the ordinary course of business, many factors can affect the timing of sales to customers, including the timing of holidays and other annual or special events, the timing of promotions, customer incentive programs and customer inventory programs, as well as the actual or speculated timing of pricing actions and tax-driven price increases.

•       Excise Taxes: Cigarettes are subject to substantial excise taxes and to other product taxation worldwide. Significant increases in cigarette-related taxes or fees have been proposed or enacted and are likely to continue to be proposed or enacted. In addition, in certain jurisdictions, our products are subject to tax structures that discriminate against premium price products and manufactured cigarettes.

Tax increases and discriminatory tax structures are expected to continue to have an adverse impact on our sales of cigarettes, due to lower consumption levels and to a shift in consumer purchases from the premium to non-premium or discount segments or other low-price or low-taxed tobacco products such as fine-cut tobacco products and/or counterfeit and contraband products.

•       Minimum Retail Selling Price Laws: Several EU Member States (Austria, France, Ireland, and Italy) have enacted laws establishing a minimum retail selling price for cigarettes and, in some cases, other tobacco products. The European Commission has filed actions against these Member States in the European Court of Justice claiming that these countries’ minimum retail selling price systems infringed EU law. The court hearing in the actions against Austria, France and Ireland took place in June 2009. On October 22, 2009, the Advocate General of the Court of Justice issued an advisory opinion in these cases, agreeing with the position of the European Commission. A ruling is expected in early March 2010. Should the European Commission prevail in the European Court of Justice, excise tax levels and/or price gaps in those markets could be adversely affected.

•       Framework Convention on Tobacco Control: The World Health Organization’s (“WHO”) Framework Convention for Tobacco Control (“FCTC”) entered into force on February 27, 2005. As of February 2010, 167 countries, as well as the European Community, have become Parties to the FCTC. The FCTC is the first international public health treaty, and its objective is to establish a global agenda for tobacco regulation with the purpose of reducing initiation of tobacco use and encouraging cessation. The treaty recommends (and, in certain instances, requires) Parties to have in place or enact legislation that would:

•	establish specific actions to prevent youth smoking;

•	restrict and/or eliminate all tobacco product advertising, marketing, promotions and sponsorships;

•	initiate public education campaigns to inform the public about the health consequences of smoking and the benefits of quitting;

•	implement regulations imposing product testing, disclosure and performance standards;

•	impose health warning requirements on packaging;

•	adopt measures that would eliminate cigarette smuggling and counterfeit cigarettes;

•	restrict smoking in public places;

•	implement public health-based fiscal policies (tax and price increases);

•	adopt and implement measures that ensure that packaging and labeling, including descriptive terms, do not create the false impression that one brand of cigarettes is safer than another;

•	phase out or restrict duty free tobacco sales; and

•	encourage litigation against tobacco product manufacturers.

We have viewed the FCTC as a positive catalyst for comprehensive regulation, focusing governments on the need to develop and implement effective tobacco policies. The speed at which tobacco regulation has been adopted in our markets has increased as a result of the treaty. In many respects, the areas of regulation we support mirror provisions of the FCTC, such as regulation of advertising and marketing, product content and emissions, sales to minors, and public smoking and the use of tax and price policy to achieve public health objectives. However, we disagree with the language of the FCTC that calls for a total ban on marketing, a total ban on public smoking, a ban on the sale of duty free cigarettes, and the use of litigation against the tobacco industry. We also believe that excessive taxation can have significant adverse consequences.

Following the entry into force of the FCTC, the Conference of the Parties, the governing body of the FCTC, has adopted several Guidelines that provide non-binding recommendations to the Parties supplementing specific Articles of the Treaty. Many of the recommendations contained in the Guidelines reflect an extreme application of the Treaty, are not based on sound evidence of a public health benefit, are likely to lead to adverse consequences such as an increase in illicit trade and an increase in low-price cigarettes, and, as a result, are likely to undermine public health objectives. The recommendations include measures that we strongly oppose such as plain packaging, point of sale display bans, a ban on the use of colors in packaging, a ban on all forms of communications to adult smokers and limiting tobacco industry involvement in the development of tobacco policy and regulations. It is not possible to predict whether or to what extent the Guidelines will be adopted by governments. If governments choose to implement regulation based on these extreme recommendations, such regulation may adversely affect our business, volume, results of operations, cash flows and financial position. In some instances, including those described below, where such regulation has been adopted, we have commenced legal proceedings challenging the regulation. It is not possible to predict the outcome of these legal proceedings.

•       Tar and Nicotine Test Methods: A number of public health organizations throughout the world, including WHO, have determined that the existing International Standards Organization (“ISO”) machine-based methods for measuring tar and nicotine yields provide misleading information about tar and nicotine inhaled by the smoker, and that the ISO-based numbers should not be displayed. We have expressed the view that ISO numbers do not accurately reflect human smoking, and we therefore supported recommendations to supplement the ISO test method with the more intensive Health Canada method. The Health Canada method blocks ventilation holes, increases the puffs taken per minute and the volume of smoke in each puff. We believe that a combination of the two methods would better illustrate the wide variability in the delivery of tar, nicotine and carbon monoxide, depending upon how an individual smokes a cigarette. The WHO’s Study Group on Tobacco Regulation (“TobReg”) (its expert committee on tobacco product regulation) and the Conference of the Parties Working Group on tobacco regulation have recommended the use of ISO and Health Canada methods for testing smoke constituent yields. Both the WHO and the Conference of the Parties Working Group continue to recommend that yields of tar, nicotine, carbon monoxide and other constituents should not be disclosed to consumers. Our position with respect to this recommendation is explained below.

•       Brand Descriptors: In light of public health concerns about the limitations of current machine measurement methodologies, governments and public health organizations have increasingly prohibited the use of brand descriptors such as “light,” “mild” and “low tar.” Many countries, including the entire EU, prohibit or are in the process of prohibiting descriptors such as “lights.” The FCTC requires the Parties to adopt and implement measures to ensure that tobacco product packaging and labeling, including descriptive terms, do not create “the false impression that a particular tobacco product is less harmful than other tobacco products.” In most countries where such descriptors are banned, tar, nicotine and carbon monoxide yields are still required to be printed on packs of cigarettes. We believe that it is inconsistent to ban descriptors while also mandating the printing of tar, nicotine and carbon monoxide yields on packs. Thus, we have agreed with public health advocates that governments should prohibit the printing of tar, nicotine and carbon monoxide yields on packs of cigarettes. Alternatively, consistent with our support of requiring testing using both the ISO and Health Canada test methods, we would support requiring the printing of both yields, which would reflect a range of smoke intake.

Some public health advocates, governments, and the Guidelines issued by the FCTC’s Conference of the Parties have called for a ban or restriction on the use of colors, which they claim are also used to signify that some brands provide lower yields of tar, nicotine and other smoke constituents. Other governments have banned, sought to ban or restricted the use of descriptive terms, including terms such as “premium,” “full flavor,” “international,” “gold,” and “silver,” and one permits only one pack variation per brand arguing that such terms or pack variations are inherently misleading. We believe such regulations are unreasonably broad, go beyond the scope and intent of legislation designed to prevent consumers from believing that one brand is less harmful than another, unduly restrict our intellectual property and other rights, and violate international trade commitments. As such, we oppose these types of regulations and in some instances we have commenced litigation to challenge them.

•       Testing and Reporting of Other Smoke Constituents: Several countries, including, for instance, Brazil, Canada, Taiwan and Venezuela, require manufacturers to test and report to regulators certain by-brand yields of other smoke constituents from the 45 to 80 that have been identified as potential causes of tobacco-related diseases. Testing and reporting of some of these constituents is being considered by the FCTC’s Conference of the Parties Working Group on product regulation, TobReg, national regulators and the public health community. We measure many of these constituents for our product research and development purposes, and support efforts to develop reasonable regulation in this area. However, there is no international consensus on which smoke constituents cause the full range of diseases associated with tobacco use, and no validated analytical method to measure the constituents’ yields in the smoke. Moreover, there is extremely limited capacity to conduct by-brand testing on a global basis. In its 2008 progress report on these issues, the Conference of the Parties Working Group, following a proposal by TobReg, identified nine smoke constituents for which methods for testing and measuring yields should be validated as a priority, and estimated that validation of the applicable methods for these constituents (and for certain compounds in tobacco plants) would take five and a half years. It is not certain when actual testing requirements will be recommended by the Conference of the Parties and whether individual countries will adopt them, although bills to require testing of a wide range of smoke constituent yields are pending in some countries. The cost of by-brand testing could be significant, and public health groups, including the Conference of the Parties Working Group, have recommended that tobacco companies should be required to bear the burden of testing expenses.

•       Ceilings on Tar, Nicotine, Carbon Monoxide and Other Smoke Constituents: Despite the fact that public health authorities have questioned the significance of ISO-measured tar, nicotine and carbon monoxide yields, a number of countries, including all EU Member States, have established maximum yields of tar, nicotine and/or carbon monoxide, as measured by the ISO standard test method, and none of them have suggested that ISO-based ceilings be eliminated. Nor has any country to date proposed ceilings based on an alternative test method or for other smoke constituents. However, in February 2009, TobReg published a report in which it recommended that governments establish ceilings for nine specific smoke constituents, including tobacco-specific nitrosamines. The TobReg proposal would set ceilings based on the median yield for each constituent in the market determined by testing all brands sold in the market. Although this concept of “selective constituent reduction” is supported by some public health officials, several public health advocates and scientists have criticized the proposal on the grounds that selectively reducing some constituents in conventional cigarettes will not lead to a meaningful reduction in disease and thus will not benefit public health and/or will mislead consumers into believing that conventional cigarettes with regulated (i.e., reduced) levels of these constituents are safer. In fact, TobReg recognizes that it cannot prove that its proposed ceilings will result in reduced risk of disease or reduced harm, but argues that its proposal is appropriately based on the precautionary principle. As stated above, in its 2008 progress report, the Conference of the Parties Working Group identified the nine TobReg smoke constituents as priorities for which methods for testing and measuring yields should be validated, but did not comment on performance standards or ceilings.

•       Ingredient Disclosure Laws: Many countries have enacted or proposed legislation or regulations that require cigarette manufacturers to disclose to governments and to the public the ingredients used in the manufacture of cigarettes and, in certain cases, to provide toxicological information about those ingredients. While we believe the public health objectives of these requests can be met without providing exact by-brand formulae, we have made and will continue to make full disclosures to governments where adequate assurances of trade secret protection are provided. For example, under the EU Tobacco Products Directive, tobacco companies are required to disclose ingredients and toxicological information to each Member State. In May 2007, the Commission published guidelines for full by-brand reporting requirements. We have made ingredient disclosures following these guidelines and in compliance with the laws of EU Member States, making full by-brand disclosures in a manner that protects trade secrets. In jurisdictions where appropriate assurances of trade secret protection are not possible to obtain, we will seek to resolve the matter with governments through alternative options.

•       Restrictions and Bans on the Use of Ingredients: Several countries have laws and/or regulations restricting the use of ingredients in tobacco products that have been in place for many years. Our products comply with those laws. Until recently, the scientific basis for ingredient regulation has focused on whether ingredients added to cigarettes increase the toxicity and/or addictiveness of cigarette smoke. Increasingly, however, tobacco control advocates and some regulators, including the WHO, the European Commission, and individual governments are considering regulating or have regulated cigarette ingredients with the stated objective of reducing the “palatability” and “attractiveness” of cigarette smoke, smoking and tobacco products. For example, the European Commission is considering reducing attractiveness as a basis for ingredient regulation and the FCTC’s Conference of the Parties Working Group on product regulation is developing Guidelines that are likely to recommend banning or limiting ingredients to reduce the attractiveness and appeal of cigarettes. In October 2009, the Canadian federal government adopted a bill that banned virtually all flavor ingredients in cigarettes and little cigars. The bill, which will be effective as of July 2010, will have the effect of banning traditional American blend cigarettes in Canada, which represent a share of below 1% of the Canadian market. We support regulations that would prohibit the use of ingredients that are determined, based on sound scientific test methods and data, to significantly increase the inherent toxicity and/or addictiveness of smoke. We oppose regulations that would ban ingredients to reduce palatability and attractiveness because, in light of the millions of smokers in countries like

Canada who prefer cigarettes without ingredients, there is no reasonable basis to conclude that an ingredient ban would reduce smoking prevalence. A ban would however discriminate against American blend products and the consumers who prefer them, and result in adverse consequences such as illicit trade.

•       Bans and Restrictions on Advertising, Marketing, Promotions and Sponsorships: For many years, countries have imposed partial or total bans on tobacco advertising, marketing and promotion. The FCTC calls for a “comprehensive ban on advertising, promotion and sponsorship” and requires governments that have no constitutional constraints to ban all forms of advertising. Where constitutional constraints exist, the FCTC requires governments to restrict or ban radio, television, print media, other media, including the Internet, and sponsorships of international events within five years. The FCTC also requires disclosure of expenditures on advertising, promotion and sponsorship where such activities are not prohibited. The Conference of the Parties adopted Guidelines, which recommend that governments adopt extreme and sweeping prohibitions, including all forms of communications to adult smokers. We oppose complete bans on advertising but support limitations on marketing, provided that manufacturers retain the ability to communicate directly to adult smokers.

•       Bans on Display of Tobacco Products at Retail: Some countries have adopted bans of product displays at point of sale, most recently the UK in October 2009. Other countries, such as Sweden and New Zealand, have rejected banning product display after considering such proposals. We oppose product display bans on the grounds that evidence does not show that they have any material impact on public health, and that they will encourage lower prices, unnecessarily restrict non-price competition, and encourage illicit trade — all of which undermine public health objectives. In Ireland, where a prohibition of product display at retail came into effect on July 1, 2009, two of our subsidiaries and an independent retailer have commenced legal proceedings to overturn the prohibition.

•       Plain Packaging: In 2008, the UK Department of Health raised for comment the possibility of mandating plain (“generic”) packaging, which would eliminate the ability of manufacturers to use any distinctive trademarks, trade dress, logos, or designs on tobacco product packaging. It was argued that plain packaging would reduce youth smoking, decrease smoking initiation, increase cessation and contribute to the de-normalization of tobacco use. We strongly oppose plain packaging because there is no sound evidentiary basis to conclude that it would lead to a reduction in youth smoking or any other public health benefit, and because it is likely to encourage illicit trade and lower prices (both of which undermine governments’ public health and revenue objectives), disproportionately infringes freedom of speech, amounts to expropriation of manufacturers’ intellectual property rights, and unduly limits competition and freedom of trade. As noted above, the Conference of the Parties adopted Guidelines recommending plain packaging. In February 2010, the UK Department of Health reported that it was considering several factors concerning plain packaging, stating that “the evidence base regarding ‘plain packaging’ needs to be carefully examined,” that the Department will encourage research to further its understanding of the links between packaging and tobacco consumption, and that the Department would “seek views on, and give weight to, the legal implications of restrictions on packaging for intellectual property rights and freedom of trade.” The Australian National Preventative Health Taskforce has also issued a report on regulation of tobacco, alcohol and obesity, which recommends to the Australian Government, among other things, requiring plain packaging. The Ministry of Health has the report under consideration, but to date has not taken any action. In August 2009, an independent senator introduced legislation for plain packaging in the Australian Senate. In November 2009 the bill was referred to the Senate Community Affairs Legislation Committee. A report from the Senate Committee is expected in March 2010. It is not possible to predict the outcome of this legislation. In Lithuania, an individual legislator introduced a proposal for plain packaging in December 2009. No action on the proposal has been set.

•       Health Warning Requirements: Many countries require substantial health warnings on cigarette packs. In the EU, for example, health warnings currently must cover between 30% and 35% of the front and between 40% and 50% of the back of cigarette packs. The FCTC requires health warnings that cover, at a minimum, 30% of the front and back of the pack, and recommends warnings covering 50% or more of the front and back of the pack. There is a worldwide development towards significantly increased sizes of health warnings. For example, the size of health warnings is 30% front and 90% back in Australia, 65% front and 30% back in Turkey, 50% front and 50% back in Canada, Chile and Singapore, and a recent decree in Uruguay mandated health warnings covering 80% of the front and 80% of the back of cigarette packs. We support health warning requirements and, with certain exceptions, defer to the governments on the content of the warnings. In countries where health warnings are not required, we place them on packaging voluntarily in the official language or languages of the country. For example, we are voluntarily placing health warnings in many African countries in official local languages occupying 30% of the front and back of the pack. We oppose disproportionate warning size requirements that go beyond warning consumers about the health effects of smoking, instead infringing on our intellectual property rights and depriving us of our ability to use distinctive trademarks and pack designs to differentiate our products from those of our competitors. In some markets, for example in Uruguay, we have commenced legal proceedings challenging the disproportionate warning size requirements. We also oppose regulations that would require the placement of health warnings in the middle of the front and back of the pack as such placement serves no purpose other than to disrupt our trademarks and pack design. While we believe that textual warnings are sufficient, we do not oppose graphic warnings except for images that vilify tobacco companies and their employees or do not accurately represent the health effects of tobacco use. In some markets, for example in Brazil, we have commenced legal proceedings against the content of certain government-mandated graphic health warnings that do not depict the health effects of smoking.

We support government initiatives to educate the public on the serious health effects of smoking. We have established a Web site that includes, among other things, the views of public health authorities on smoking, disease causation in smokers, addiction and exposure to environmental tobacco smoke (“ETS”). The site reflects our agreement with the medical and scientific consensus that cigarette smoking is addictive, and causes lung cancer, heart disease, emphysema and other serious diseases in smokers. The Web site advises the public to rely on the messages of public health authorities in making all smoking-related decisions. The Web site’s address is www.pmintl.com. The information on our Web site is not, and shall not be deemed to be, a part of this document or incorporated into any filings we make with the SEC.

•       Restrictions on Public Smoking: Reports with respect to the health effects of exposure to ETS have been publicized for many years, and many countries have restricted smoking in public places. The pace and scope of public smoking restrictions have increased significantly in most of our markets. In the EU, Bulgaria, Finland, France, Italy, Ireland, the Netherlands, Sweden and the UK have banned virtually all indoor public smoking. In November 2009, the Council of the European Union adopted a non-binding recommendation calling on all EU Member States to introduce, by 2012, comprehensive public smoking restrictions covering all closed public places, workplaces and public transport. In other regions, many markets have adopted or are likely to adopt substantial public smoking restrictions similar to those in the EU, including Australia, Canada, Hong Kong, Thailand, and Turkey. Some public health groups have called for, and some municipalities have adopted or proposed, bans on smoking in outdoor places, and some tobacco control groups have advocated banning smoking in cars with minors in them. The FCTC requires Parties to the treaty to adopt restrictions on public smoking, and the Conference of the Parties adopted guidelines on public smoking based on the premise that any exposure to ETS is harmful; the Guidelines call for total bans in all indoor public places, defining “indoor” broadly, and reject any exemptions based on type of venue (e.g., nightclubs). On private place smoking, such as in cars and homes, the Guidelines recommend increased education on the risk of exposure to ETS.

We support a single, consistent public health message on the health effects of exposure to ETS. Our Web site states that “the conclusions of public health authorities on secondhand smoke warrant public health measures that regulate smoking in public places” and that “outright bans are appropriate in many places.” For example, we support banning smoking in schools, playgrounds and other facilities for youth and in indoor public places where general public services are provided such as public transportation vehicles, supermarkets, public spaces in indoor shopping centers, cinemas, banks and post offices. We believe, however, that governments can and should seek a balance between the desire to protect non-smokers from exposure to secondhand smoke and allowing the millions of people who smoke to do so in some public places. In the hospitality sector, such as restaurants, bars, cafés and other entertainment establishments, the law should grant private business owners the flexibility to permit, restrict or prohibit smoking. Business owners can take into account their desire to cater to their customers’ preferences. In the workplace, designated smoking rooms can provide places for adults to smoke. Finally, we oppose legislation that would prohibit smoking in private places such as homes and apartments.

•       Reduced Cigarette Ignition Propensity Legislation: Reduced ignition propensity standards have been adopted in Canada and Australia, and are being considered in several other countries, notably New Zealand, South Africa and the EU Member States. On March 25, 2008, the European Commission formally adopted a decision to mandate the development, through the General Product Safety Directive, of reduced cigarette ignition propensity standards such as those implemented in New York, other American states and Canada. Finland has adopted its own national ignition propensity legislation requiring all cigarettes to be compliant by April 2010. We believe that reduced ignition propensity standards should be the same as those applied in New York and other jurisdictions to ensure that they are uniform and technically feasible, and that they are applied equally to all manufacturers and all tobacco products.

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

•

“know your customer” requirements: measures to eliminate money laundering and the development of an international system for the tracking and tracing of tobacco products and tobacco manufacturing equipment;

•	the implementation of laws governing record-keeping, security and preventive measures, and Internet sales of tobacco products;

•	measures to prohibit tax, regulatory and other advantages that apply in free trade areas, including a ban on duty free sales to individual customers;

•	enforcement mechanisms, including the criminalization of participation in illicit trade in various forms and measures to strengthen the abilities of law enforcement agencies to fight illicit trade;

•	obligations for tobacco manufacturers to control their supply chain with penalties for those that fail to do so; and

•	programs to increase cooperation and technical assistance with respect to investigation and prosecutions and the sharing of information.

The third session of the INB took place from June 28 until July 5, 2009, without leading to an agreed protocol. The fourth session will take place in March 2010.

We support strict regulations and enforcement measures to prevent all forms of illicit trade in tobacco products, including tracking, tracing, labeling and record-keeping requirements, which could be best implemented through strict licensing systems. We agree that manufacturers should implement state-of-the-art monitoring systems of their sales and distribution practices, and we agree that where appropriately confirmed, manufacturers should stop supplying vendors who are shown to be knowingly engaged in illicit trade. We are also working with a number of governments around the world on specific agreements and memoranda of understanding to address the illegal trade in cigarettes. However, we disagree with some of the draft protocol’s provisions, including the proposed ban of duty free sales and measures that would impose payments on tobacco product manufacturers in an amount of lost taxes and duties from seized contraband tobacco products regardless of any fault on the manufacturers’ part.

•       Cooperation Agreements to Combat Illicit Trade of Cigarettes: In July 2004, we entered into an agreement with the European Commission (acting on behalf of the European Community) that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. All 27 Member States of the EU have signed the agreement. The agreement resolved all disputes between the European Community and the Member States, on the one hand, and us and certain affiliates, on the other hand, relating to these issues. Under the terms of the agreement, we agreed to make 13 payments over 12 years. Commencing in July 2007, we began making payments of approximately $75 million a year over the final 10 years of the agreement, each of which is to be adjusted based on certain variables, including our market share in the EU in the year preceding payment. We record these payments as an expense in cost of sales when product is shipped. We are also required to pay the excise taxes, VAT and customs duties on qualifying product seizures of up to 90 million cigarettes and are subject to payments of five times the applicable taxes and duties if product seizures exceed 90 million cigarettes in a given year. To date, our annual payments related to product seizures have been immaterial.

In July 2008, prior to its acquisition, our Canadian subsidiary Rothmans Inc. (“Rothmans”), entered into a settlement agreement between itself and RBH, on the one hand, and the Government of Canada and all ten provinces, on the other hand, to resolve the Royal Canadian Mounted Police’s investigation relating to products exported from Canada by RBH during the 1989 – 1996 period. The terms of the settlement required, among other payments, the payment of CAD $50 million (or $41 million) towards a new government Contraband Tobacco Enforcement Strategy, which amount was paid by RBH in December 2008. See Note 19. RBH Legal Settlement to our consolidated financial statements.

In June 2009, our subsidiaries Philip Morris Colombia and Coltabaco entered into an Investment and Cooperation Agreement with the Republic of Colombia, together with the Departments of Colombia and the Capital District of Bogotá, to promote investment and cooperation with respect to the Colombian tobacco market and to fight counterfeit and contraband tobacco products. The agreement provides $200 million in funding to the Colombian governments over a 20-year period to address issues of mutual interest, such as combating the illegal cigarette trade, including the threat of counterfeit tobacco products, and increasing the quality and quantity of locally grown tobacco. See Note 18. Colombian Investment and Cooperation Agreement to our consolidated financial statements.

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

•       Governmental Investigations: From time to time, we are subject to governmental investigations on a range of matters. As part of an investigation by the Department of Special Investigations (“DSI”) of the government of Thailand into alleged under-declaration of import prices by Thai cigarette importers, the branch office of our subsidiary, Philip Morris (Thailand) Limited (“PM Thailand”), has been informed of DSI’s proposal to bring charges against the branch office for alleged underpayment of customs duties and excise taxes of approximately $2 billion covering the period from July 28, 2003 to February 20, 2007. On September 2, 2009, the DSI submitted the case file to the Public Prosecutor for review. Additionally, the DSI commenced an informal inquiry alleging underpayment by PM Thailand of customs duties and excise taxes of approximately $1.8 billion covering the period 2000 – 2003. We have been cooperating with the Thai authorities and believe that PM Thailand declared import prices in compliance with the Customs Valuation Agreement of the World Trade Organization, Thai law, and valuation methodologies previously agreed upon between the branch office and the Thai Customs Department. We are in the process of seeking clarification from the appropriate Thai authorities on these issues.

Manufacturing Optimization Program

In 2008, we terminated our contract manufacturing arrangement with Philip Morris USA Inc. (“PM USA”). We completed the process of shifting all of our PM USA contract manufactured production to our facilities in Europe during the fourth quarter of 2008. During the first quarter of 2008, we recorded exit costs of $15 million related to the termination of our manufacturing contract with PM USA.

Asset Impairment and Exit Costs

We recorded pre-tax asset impairment and exit cost charges of $29 million, $84 million and $208 million (including the charges associated with the Manufacturing Optimization Program discussed above) during 2009, 2008 and 2007, respectively. The pre-tax separation program charges primarily related to severance costs. In 2007, asset impairment and exit costs of $208 million included general corporate pre-tax charges of $13 million related to fees associated with the Spin-off.

Cash payments related to exit costs were $56 million in 2009, $99 million in 2008 and $131 million in 2007. Future cash payments for exit costs incurred to date are expected to be approximately $84 million, which will be substantially paid by 2012.

Acquisitions and Other Business Arrangements

On February 25, 2010, our affiliate, Philip Morris Philippines Manufacturing Inc. (“PMPMI”), and Fortune Tobacco Corporation (“FTC”) signed an agreement to unite their respective business activities by transferring selected assets and liabilities of PMPMI and FTC to a new company, which will be called PMFTC Inc. (“PMFTC”). PMPMI and FTC will hold equal economic interests in PMFTC, while we will manage the day-to-day operations of PMFTC and have a majority of its Board of Directors. Consequently, we will account for the contributed assets and liabilities of FTC as a business combination. The preliminary purchase price allocation has not been completed, and therefore we cannot describe assets acquired and liabilities assumed by each major class. The establishment of PMFTC permits both parties to benefit from their respective, complementary brand portfolios, as well as cost synergies from the resulting integration of manufacturing, distribution and procurement, and the further development and growth of tobacco growing in the Philippines.

As part of the transaction, FTC also received the right to sell its interest to us, except in certain circumstances, during the period from February 25, 2015 through February 24, 2018, at an agreed-upon value of $1.17 billion, which will be reflected on our consolidated balance sheet as a redeemable noncontrolling interest. In future periods, if the fair value of 50% of PMFTC were to drop below $1.17 billion, the difference would be treated as a special dividend to FTC and would be excluded from net earnings attributable to PMI for the calculation of earnings per share.

In September 2009, we acquired Swedish Match South Africa (Proprietary) Limited, for ZAR 1.93 billion (approximately $256 million based on exchange rates prevailing at the time of the acquisition), including acquired cash. While this acquisition was not material to our operating results for 2009, it is anticipated to be marginally accretive to our earnings per share in 2010.

In July 2009, we announced that we had entered into an agreement to purchase 100% of the shares of privately-owned Colombian cigarette manufacturer, Productora Tabacalera de Colombia, Protabaco Ltda., for $452 million. The transaction, which is subject to competition authority approval and final confirmatory due diligence, is expected to close in the first half of 2010. We project this acquisition to be marginally accretive to our earnings per share immediately.

In February 2009, we purchased the Petterøes tobacco business. Assets purchased consisted primarily of definite-lived trademarks primarily sold in Norway and Sweden. The effect of this acquisition was not material to our consolidated financial position, results of operations or operating cash flows in any of the periods presented.

In February 2009, we entered into an agreement with Swedish Match AB (“SWMA”) to establish an exclusive joint venture to commercialize Swedish style snus and other smoke-free tobacco products worldwide, outside of Scandinavia and the United States. We and SWMA will license exclusively to the joint venture an agreed list of trademarks and intellectual property. The joint venture started operations on April 1, 2009. The effect of this agreement was not material to our 2009 consolidated financial position, results of operations or operating cash flows.

In October 2008, we completed the acquisition of Rothmans, which is located in Canada, for CAD $2.0 billion (approximately $1.9 billion based on exchange rates prevailing at the time of the acquisition). Prior to our acquisition, Rothmans’ sole holding was a 60% interest in RBH. The remaining 40% interest in RBH was owned by us.

In June 2008, we purchased the fine cut trademark Interval and certain other trademarks in the other tobacco products category from Imperial Tobacco Group PLC for $407 million.

In November 2007, we acquired an additional 30% interest in our Mexican tobacco business from Grupo Carso, S.A.B. de C.V. (“Grupo Carso”), which increased our ownership interest to 80%, for $1.1 billion. After this transaction was completed, Grupo Carso retained a 20% interest in the business. A director of PMI has an affiliation with Grupo Carso. We also entered into an agreement with Grupo Carso that provides the basis for us to potentially acquire, or for Grupo Carso to potentially sell to us, Grupo Carso’s remaining 20% in the future. During 2008, the allocation of purchase price was completed.

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

In January 2007, a subsidiary received a license from the U.S. Office of Foreign Assets Control to export cigarettes to Iran. Our subsidiary received new licenses for 2008 and 2009; however, we have not made any sales to Iran pursuant to these licenses. We have no employees, operations or assets in Iran.

A subsidiary sells products to a duty free customer that resells those products to its respective customers, some of which have duty free operations in Myanmar. Another subsidiary sells products to distributors that in turn sell those products to duty free customers that supply U.N. peacekeeping forces around the world, including those in Sudan. All such sales are in compliance with exemptions under applicable U.S. laws and regulations and are de minimis in volume and value. We have no employees, operations or assets in Myanmar or Sudan.

We do not believe that exempt or licensed sales of our products, which are agricultural products under U.S. law, and are not technological or strategic in nature, for ultimate resale in Syria, Iran, Myanmar or Sudan in compliance with U.S. laws, will or would present a material risk to our stockholders, our reputation or the value of our shares. To our knowledge, none of the governments of Syria, Myanmar or Sudan, nor entities controlled by those governments, receive cash or act as intermediaries in connection with these transactions, except that in Syria, the state tobacco monopoly, which is the only entity permitted to import tobacco products, purchases products from our customer for resale in the domestic market.

Certain states have enacted legislation permitting state pension funds to divest or abstain from future investment in stocks of companies that do business with countries that are sanctioned by the U.S. We do not believe such legislation has had a material effect on the price of our shares.

2009 compared with 2008

The following discussion compares operating results within each of our reportable segments for 2009 with 2008.

•       European Union: Net revenues, which include excise taxes billed to customers, decreased $1.7 billion (5.7%). Excluding excise taxes, net revenues decreased $647 million (6.7%) to $9.0 billion. This decrease was due to unfavorable currency ($856 million) and lower volume/mix ($372 million), partially offset by net price increases ($520 million) and the impact of acquisitions ($61 million).

Operating companies income decreased $232 million (4.9%). This decrease was due primarily to unfavorable currency ($481 million), lower volume/mix ($305 million) and higher manufacturing costs, partially offset by net price increases ($520 million), the impact of acquisitions ($40 million) and lower pre-tax charges for asset impairment and exit costs ($37 million).

The total cigarette market in the European Union declined 2.5%. Adjusted for the favorable impact of the trade inventory distortion in the Czech Republic in anticipation of the January 2008 excise tax increase, the total cigarette market declined by 3.6%. The decline primarily reflects the impact of unfavorable economic conditions, mainly in the Baltic States and Spain, which were compounded by significant tax-driven price increases. Our cigarette shipment volume decreased 3.3%, primarily reflecting the impact of a lower total market as described above. Our market share in the European Union was down 0.3 share points to 38.8%. Adjusted for the trade inventory movements in the Czech Republic, our market share was down 0.2 share points, as gains, primarily in Austria, Belgium and the Netherlands, were offset by share declines in Germany, Italy and Poland. Despite the impact on consumption in the Baltic States and Spain arising from the economic crisis, and significant tax-driven price increases in 2009, Marlboro’s share in the European Union was resilient, declining 0.4 share points, or 0.2 share points when adjusted for the trade inventory movements in the Czech Republic. L&M continued to grow share in the European Union, with market share up 0.5 share points to 5.5%, primarily driven by gains in Germany, the Slovak Republic and Spain.

In the Czech Republic, total industry shipments were up 35.0%, reflecting a favorable comparison to 2008, which was adversely affected by trade inventory movements related to the January 2008 excise tax increase. Adjusted for this distortion, the total market is estimated to have declined 5.9%, due mainly to tax-driven price increases in the third quarter of 2008 and industry price increases in 2009. Our shipments were up 15.2%. Although our market share decreased by 0.5 share points to 55.5% in 2009, market share increased by 0.1 share point in the fourth quarter of 2009 to 54.5%.

In France, the total cigarette market was up 2.6%, primarily due to reduced travel abroad as a result of the economic crisis. Our shipments were up 2.4%, and market share decreased by 0.2 share points to 40.6%, driven by a lower share of Marlboro, down 0.8 share points to 26.5%, reflecting an overall decline in the premium segment. However, our share of the premium segment increased, driven by a higher share of the Philip Morris brand, up 0.5 share points to 7.0%.

In Germany, the total cigarette market was down 1.7%, primarily reflecting the impact of the June 2009 price increases. Our shipments were down 2.6%, and market share was down 0.4 share points to 36.5%, unfavorably impacted by the extended availability of certain competitor products at old retail prices and/or in the 17 cigarettes per pack format. Our share performance reflected a lower Marlboro share, down 1.2 share points to 23.0%, offset by a higher share of L&M, up 1.3 share points to 8.3%.

In Italy, the total cigarette market was down 3.1%, mainly reflecting the impact of price increases in February 2009. Our shipments were down 3.2%, mainly due to the total market decline. Our market share was down 0.3 share points to 54.1%, primarily reflecting share declines for Diana and Merit, partially offset by a 0.2 share point growth by Marlboro to 22.6%, driven by the recent launch of Marlboro Gold Touch.

In Poland, the total cigarette market was down 3.2%, mainly due to the impact of the 2008 European Union tax harmonization-driven price increases. Our shipments were down 7.1% and market share was down 1.5 share points to 36.1%, primarily reflecting lower share in the low-price segment, partially offset by higher Marlboro share, up 1.0 share point to 9.4%.

In Spain, the total cigarette market was down 9.9%, due primarily to the adverse economic environment, price increases in January and June 2009 and a decline in tourism. Although our shipments were down 10.8%, reflecting the lower total market and the impact of unfavorable distributor inventory movements in the first quarter of 2009, market share was flat at 31.9%. Marlboro share, while down 1.0 share point to 15.3%, was offset by higher L&M share, up 1.5 share points to 5.9%.

•       Eastern Europe, Middle East and Africa: Net revenues, which include excise taxes billed to customers, decreased $952 million (6.4%). Excluding excise taxes, net revenues decreased $709 million (9.4%) to $6.8 billion. This decrease was due primarily to unfavorable currency ($1.4 billion) and lower volume/mix ($197 million), partially offset by net price increases ($820 million) and the impact of acquisitions ($41 million).

Operating companies income decreased $456 million (14.6%). This decrease was due primarily to unfavorable currency ($893 million), lower volume/mix ($193 million), higher marketing, administration and research costs ($129 million) and higher manufacturing costs, partially offset by net price increases ($820 million) and the impact of acquisitions ($18 million).

Our cigarette shipment volume decreased 1.5%, principally due to: Ukraine, which suffered from the unfavorable impact of a series of tax-driven price increases that raised our prices by between 38% and over 100% during the year, and worsening economic conditions; and Duty Free, primarily reflecting the unfavorable impact of the global economy on travel. These declines were partially offset by cigarette shipment volume growth in Algeria, Egypt and Turkey.

In Russia, our shipment volume was down 0.8%. Shipment volume of our premium portfolio was down 12.9%, primarily due to a decline in Marlboro of 19.7%, reflecting down-trading from the premium segment. In the mid-price segment, shipment volumes of Chesterfield and L&M were down 8.3% and 22.5%, respectively, partially offset by Muratti, up 1.1%. In the low-price segment, shipment volumes of Bond Street and Optima were up by 33.0% and 18.8%, respectively. According to a new retail audit panel implemented with AC Nielsen in 2009, which more accurately reflects the coverage of the market, our market share of 25.4% was up 0.4 share points.

In Turkey, our shipment volume was up 4.1%. Our market share of 42.9% grew 1.4 share points, driven by Parliament, up 0.9 share points, and Lark Recess Blue, launched in the fourth quarter of 2008, with a share of 3.7%.

In Ukraine, our shipment volume was down 11.1%, reflecting a worsening economy and the impact of significant tax-driven price increases. In the fourth quarter of 2009, our shipment decline moderated to 4.1%. Our market share was up 0.7 share points to 35.9%, with share gains for both premium Parliament and mid-price Chesterfield, partially offset by a lower Marlboro share.

•       Asia: Net revenues, which include excise taxes billed to customers, increased $191 million (1.6%). Excluding excise taxes, net revenues increased $343 million (5.5%) to $6.5 billion. This increase was due to net price increases ($368 million) and higher volume/mix ($16 million), partially offset by unfavorable currency ($41 million).

Operating companies income increased $379 million (18.4%). This increase was due primarily to net price increases ($368 million), favorable currency ($146 million) and the 2008 pre-tax charges for asset impairment and exit costs ($14 million), partially offset by higher marketing, administration and research costs ($52 million) and higher manufacturing costs.

Our cigarette shipment volume increased 1.1%, mainly due to gains in Indonesia and double-digit growth in Korea. Shipment volume of Marlboro grew 4.3%, reflecting market share growth across the region, particularly in Indonesia, Japan, Korea and the Philippines.

In Indonesia, the total cigarette market increased by 5.2% in 2009. Our shipment volume increased 3.7%, driven by growth from Marlboro, up 7.3%, benefiting from the launch of Marlboro Black Menthol in March, and A Mild. Shipment volume for the A Mild family increased by 15.1%.

In Japan, the total cigarette market declined by 5.1%. Adjusting for various factors, including the impact of the nationwide implementation of vending machine age verification in July 2008 and trade inventory movements, the total market is estimated to have declined by approximately 3.9%. Although our shipments were down 2.4%, our market share of 24.0% was up 0.1 share point. Share of Marlboro increased 0.4 share points to 10.5%, driven by the August 2008 launch of Marlboro Black Menthol, the November 2008 launch of Marlboro Filter Plus One and the June 2009 launch of Marlboro Black Menthol One. Market share of Lark was flat at 6.6%, but was up in the fourth quarter of 2009 by 0.4 share points to 6.9%, benefiting from the national roll-out of Lark Classic Milds, Lark Mint Splash and Lark Black Label.

In Korea, the total cigarette market was down 0.2%. Our shipment volume increased 20.8%, driven by market share increases. Our market share reached 14.4%, up 2.6 share points, driven by Marlboro and Parliament, each up 1.1 share points, and Virginia Slims, up 0.3 share points.

•       Latin America & Canada: Net revenues, which include excise taxes billed to customers, increased $916 million (14.5%). Excluding excise taxes, net revenues increased $343 million (14.7%) to $2.7 billion. This increase was due to the impact of the Rothmans acquisition in Canada ($462 million) and net price increases ($276 million), partially offset by unfavorable currency ($328 million) and lower volume/mix ($67 million).

Operating companies income increased $146 million (28.1%). This increase was due primarily to net price increases ($276 million), the impact of the Rothmans acquisition in Canada ($202 million), the 2008 charge related to the RBH legal settlement ($124 million) and the 2008 charge related to a previous distribution agreement in Canada ($61 million), partially offset by unfavorable currency ($162 million), the 2009 charge related to the Colombian Investment and Cooperation Agreement ($135 million), lower volume/mix ($75 million), higher marketing, administration and research costs ($62 million, excluding the legal settlement, investment and cooperation agreement and distribution agreement charges previously discussed) and higher manufacturing costs.

Our cigarette shipment volume of 103.8 billion units increased 4.4%, reflecting the acquisition of Rothmans in Canada. Excluding acquisition volume, shipment volume decreased 2.6%, primarily due to the impact of market contractions and unfavorable distributor inventory levels in Colombia.

In Argentina, our cigarette shipment volume increased 1.0% and our market share increased 2.6 share points to 73.6%, fueled by the Philip Morris brand, up 2.7 share points. Marlboro’s share was up 0.3 share points to 23.3%.

In Canada, the total tax-paid cigarette market was up 3.4%, primarily reflecting stronger government enforcement measures to reduce contraband sales. Assuming we had owned RBH for the first nine months of 2008, our cigarette shipment volume would have increased 4.4% and market share would have grown 0.4 share points to 33.8%, led by premium price Belmont, up 0.3 share points, and low-price brands Accord and Quebec Classique, up 0.5 and 1.4 share points, respectively, partially offset by mid-price Number 7 and Canadian Classics, down 1.4 and 0.7 share points, respectively.

In Mexico, the total cigarette market was down 3.5%, primarily reflecting the impact of tax-driven price increases in January and December 2008. Although our cigarette shipment volume decreased 1.3%, our market share increased 1.6 share points to 69.3%, fueled by Delicados, up 1.5 points. Despite a market share decline of 0.5 share points by Marlboro, our share of the premium segment grew by 1.0 share point to 83.0%.

2008 compared with 2007

The following discussion compares operating results within each of our reportable segments for 2008 with 2007.

•       European Union: Net revenues, which include excise taxes billed to customers, increased $3.4 billion (12.8%). Excluding excise taxes, net revenues increased $853 million (9.7%) to $9.7 billion. This increase was due primarily to favorable currency ($899 million) and net price increases ($382 million), partially offset by lower volume/mix ($454 million).

Operating companies income increased $543 million (12.9%). This increase was due primarily to favorable currency ($432 million), net price increases ($350 million) and lower pre-tax charges for asset impairment and exit costs ($71 million), partially offset by lower volume/mix ($358 million).

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

In France, the total cigarette market was down 2.5%, reflecting the impact of the August 2007, 0.30 Euro per pack price increase as well as the expansion of public smoking restrictions in January 2008. Our shipments were down 6.2%, and market share decreased 1.7 share points to 40.8%. Marlboro share in 2008 was down 2.9 share points to 27.3%, reflecting in part the impact of crossing the 5.00 Euros per pack threshold.

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

In Poland, the total cigarette market was down 9.7%, reflecting the impact of the 2007 and 2008 price increases driven by European Union tax harmonization. Our shipments declined 12.8% and market share declined 1.3 share points to 37.6%, reflecting the loss incurred by our low-priced brands. Following the closure of price gaps with competitive brands that had widened as a result of the tax-driven price increases during the third quarter of 2008, our market share showed early signs of recovery, as evidenced by total share and Marlboro share in December 2008, up 0.7 and 0.2 share points, respectively, versus the same period in 2007.

In Spain, the total market was up by 1.2%. Our shipments increased 0.4% and our market share was essentially flat at 31.9%, benefiting from the October 2008 launch of Marlboro Pocket Pack, which captured a 0.7% share in the fourth quarter.

•       Eastern Europe, Middle East and Africa: Net revenues, which include excise taxes billed to customers, increased $2.7 billion (21.8%). Excluding excise taxes, net revenues increased $1.2 billion (18.2%) to $7.5 billion. This increase was due to net price increases ($500 million), higher volume/mix ($362 million) and favorable currency ($296 million).

Operating companies income increased $688 million (28.3%). This increase was due primarily to net price increases ($490 million), higher volume/mix ($240 million) and favorable currency ($21 million), partially offset by higher marketing, administration and research costs ($69 million).

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

In Turkey, our shipment volume was up 4.9%, fueled by improved product mix, with double-digit growth of the premium brand portfolio, consisting of Parliament, Marlboro and Virginia Slims, launched in the first quarter of 2008, partially offset by the decline of lower-margin brands. Total market share in 2008 of 41.5% was down 0.1 share point. Our share recovered strongly in 2008 and gained 1.4 share points to reach 42.5% in the fourth quarter.

In Ukraine, our shipment volume was up 6.6%, and our market share rose 1.3 share points versus 2007 to 35.2%, reflecting share gains by our higher-margin brands Marlboro, Parliament and Chesterfield.

•       Asia: Net revenues, which include excise taxes billed to customers, increased $1.1 billion (10.1%). Excluding excise taxes, net revenues increased $537 million (9.5%) to $6.2 billion. This increase was due to net price increases ($203 million), higher volume/mix ($148 million), favorable currency ($140 million) and the Lakson Tobacco acquisition ($46 million).

Operating companies income increased $254 million (14.1%). This increase was due primarily to net price increases ($147 million), higher volume/mix ($106 million) and favorable currency ($32 million), partially offset by higher marketing, administration and research costs ($55 million).

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

In Korea, the total market was up 3.6%, and our shipment volume increased 24.9%, driven by market share increases. Our market share reached 11.8%, up 2.0 share points, due mainly to the continued strong performance of Parliament, up 1.4 share points, Marlboro, up 0.6 share points, and Virginia Slims, up 0.2 share points.

In the Philippines, the total cigarette market increased 5.1%. Our shipment volume increased 4.9%, due mainly to the continued strong performance of Marlboro.

•       Latin America & Canada: Net revenues, which include excise taxes billed to customers, increased $1.2 billion (23.0%). Excluding excise taxes, net revenues increased $347 million (17.5%) to $2.3 billion. This increase was due primarily to the impact of acquisitions ($157 million), net price increases ($138 million) and favorable currency ($47 million).

Operating companies income increased $6 million (1.2%). This increase was due primarily to net price increases ($102 million), the impact of acquisitions ($100 million), higher volume/mix ($30 million) and lower pre-tax charges for asset impairment and exit costs ($15 million), partially offset by the 2008 charge related to the RBH legal settlement ($124 million), the 2008 charge related to a previous distribution agreement in Canada ($61 million) and higher marketing expenses.

Cigarette shipment volume increased 11.3%, primarily reflecting gains in Argentina and Mexico and the inclusion of acquisition volume in Canada and Mexico. Excluding acquisitions, shipments increased 2.7%.

In Argentina, the total cigarette market grew 5.7%. Our cigarette shipment volume increased 8.8%, and share increased 2.0 share points to 71.0%, driven by Marlboro, up 1.3 share points, and the Philip Morris brand, up 1.9 share points.

In Canada, the total cigarette market declined 2.3% in 2008. We recorded cigarette shipment volume of 2.8 billion units following the acquisition.

In Mexico, the total cigarette market was down 1.3% in 2008, reflecting the impact of price increases in October 2007 and related trade inventory movements, and tax-driven price increases in January and December 2008. However, our cigarette shipment volume rose by 22.6%, and share increased 3.4 share points to 67.7%, led by Benson & Hedges, up 0.6 share points, and Delicados, up 1.3 share points. The share of Marlboro, the market leader, was 48.7%, up 0.9 share points.

Financial Review

•       Net Cash Provided by Operating Activities: Net cash provided by operating activities of $7.9 billion for the year ended December 31, 2009, decreased $51 million from the comparable 2008 period. The decrease was due primarily to lower net earnings (comprising higher results from operations more than offset by unfavorable currency) and higher contributions to pension plans, largely offset by positive movements in working capital and deferred taxes (primarily reflecting the previously mentioned 2008 adjustment for the change in corporate income tax rates in Indonesia). The positive movements in working capital were due primarily to lower finished goods inventories (primarily due to stock movements related to tax-driven price increases), partially offset by lower accrued liabilities (primarily due to the timing of excise tax payments) and higher accounts receivable (reflecting the timing of cash collections). We have announced that we expect operating cash flows to grow more than net earnings in 2010, reflecting our ability to capitalize on opportunities to reduce working capital. We believe that if we succeed in reducing working capital as planned, these initiatives will generate $750 million to $1 billion in incremental operating cash flows over three years.

Net cash provided by operating activities of $7.9 billion for the year ended December 31, 2008, increased $2.4 billion over 2007. The increase was due primarily to a lower use of cash to fund working capital ($1.5 billion) and higher net earnings. The change in working capital was due primarily to a lower use of cash for receivables (due primarily to cash collections in 2008 following high trade purchases in anticipation of January 2008 excise-tax driven price changes) and inventories, as well as higher accrued liabilities (primarily higher excise taxes payable), partially offset by a lower source of cash from accounts payable (primarily associated with payments in 2008 for 2007 leaf purchases).

•       Net Cash Used in Investing Activities: One element of our growth strategy is to strengthen our brand portfolio and/or expand our geographic reach through an active program of selective acquisitions and the development of strategic business relationships. We are constantly evaluating potential acquisition opportunities and strategic projects. From time to time we may engage in confidential negotiations that are not publicly announced unless and until those negotiations result in a definitive agreement.

Net cash used in investing activities of $1.1 billion for the year ended December 31, 2009, decreased $2.1 billion from the comparable 2008 period, due primarily to lower cash spent to purchase businesses ($1.2 billion), the 2008 purchase of the Interval trademark ($407 million) and lower capital expenditures ($384 million). Lower capital expenditures in 2009 primarily reflect the completion of our new manufacturing facilities in Greece and Indonesia and our R&D center in Switzerland. Net cash used in investing activities of $3.2 billion for the year ended December 31, 2008, increased $575 million over 2007, primarily reflecting the higher use of cash for acquisitions and the purchase of trademarks.

In September 2009, we acquired Swedish Match South Africa (Proprietary) Limited, for ZAR 1.93 billion ($256 million based on exchange rates prevailing at the time of the acquisition), including acquired cash of $36 million.

In February 2009, we purchased the Petterøes tobacco business.

On July 31, 2008, we announced that we had entered into an agreement with Rothmans to purchase, by way of a tender offer, all of the outstanding common shares of Rothmans for CAD $30 per share in cash, or CAD $2.0 billion ($1.9 billion based on exchange rates prevailing at the time of the acquisition). In October 2008, we completed the acquisition of all the Rothmans shares.

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

        Our capital expenditures were $715 million in 2009, $1,099 million in 2008 and $1,072 million in 2007. The expenditures were primarily for the modernization and consolidation of manufacturing facilities, expansion of research and development facilities, and expansion of production capacity. We expect capital expenditures in 2010, of approximately $830 million, to be funded by operating cash flows.

•       Net Cash Used in Financing Activities: During 2009, net cash used in financing activities was $6.9 billion, compared with net cash used in financing activities of $4.2 billion during 2008. During 2009, we used a total of $7.1 billion to repurchase our common stock and pay dividends to our public stockholders, partially offset by net proceeds from issuance of long-term debt. During 2008, we used $4.2 billion in our financing activities primarily to repurchase our common stock and pay dividends to Altria and our public stockholders, partially offset by net proceeds from the issuance of long-term debt.

The dividends paid to Altria in 2007 include special dividends of $3.1 billion in anticipation of the Spin-off. In the first quarter of 2008, we paid an additional $900 million in special dividends to Altria in anticipation of the Spin-off.

In 2008, the amount received from Altria was due primarily to cash received for employee-related costs and the transfer of pension, postretirement and other liabilities associated with the Spin-off.

•       Debt and Liquidity:

We define cash and cash equivalents as short-term, highly liquid investments, readily convertible to known amounts of cash, which mature within three months and have an insignificant risk of change in value due to interest rate or credit risk changes. As a policy, we do not hold any investments in structured or equity-linked products. Our cash and cash equivalents are predominantly held in short-term bank deposits with institutions having a long-term rating of A or better and a short-term rating of A-1/P-1.

Credit Ratings: At February 25, 2010, our debt ratings and outlook by major credit rating agencies were as follows:

	Short-term	Long-term	Outlook
Moody’s	P-1	A2	Stable
Standard & Poor’s	A-1	A	Stable
Fitch	F1	A	Stable

Credit Lines: At December 31, 2009, our committed credit lines were as follows:

Type (in billions of dollars)	Committed Credit Lines	Commercial Paper
3-year revolving credit, expiring December 4, 2010	$0.9
5-year revolving credit, expiring December 4, 2012	2.7
Euro 5-year revolving credit, expiring May 12, 2010	2.8

Total facilities	$6.4

Commercial paper outstanding		$1.4

At December 31, 2009, there were no borrowings under the committed credit lines.

All banks participating in our committed revolving credit facilities are highly rated by the credit rating agencies. We are monitoring the credit quality of our banking group, and at this time we are not aware of any potential non-performing credit provider.

These facilities require us to maintain a ratio of earnings before interest, taxes, depreciation and amortization (“EBITDA”) to interest of not less than 3.5 to 1.0 on a rolling twelve month basis. At December 31, 2009, our ratio calculated in accordance with the agreements was 13.7 to 1.0. These facilities do not include any credit rating triggers, material adverse change clauses or any provisions that could require us to post collateral. We expect to continue to meet our covenants.

In addition to the credit lines shown above, certain of our subsidiaries maintain credit lines to meet their respective working capital needs. These credit lines, which amounted to approximately $2.3 billion at December 31, 2009, are for the sole use of the subsidiaries. Borrowings on these lines amounted to $312 million and $375 million at December 31, 2009 and 2008, respectively.

Commercial Paper Facilities: We have two $6 billion commercial paper programs in place, one in the U.S. and one in Europe. At December 31, 2009 and 2008, we had $1.4 billion and $1.0 billion, respectively, of commercial paper outstanding.

The $6.4 billion of committed revolving credit facilities are more than adequate to back-stop our commercial paper issuance needs. The existence of these facilities, coupled with our operating cash flows, will enable us to meet our liquidity requirements. We do not anticipate any difficulties renewing our credit lines that expire in 2010.

Debt: Our total debt was $15.4 billion at December 31, 2009, and $12.0 billion at December 31, 2008. Fixed-rate debt constituted approximately 89% of our total debt at December 31, 2009, and 88% of our total debt at December 31, 2008, respectively. The weighted-average interest rate on our total debt was 5.0% at December 31, 2009, and 5.5% at December 31, 2008. See Note 16. Fair Value Measurements to our consolidated financial statements for a discussion of our disclosures related to the fair value of debt. The debt that we can issue is subject to approval by our Board of Directors.

On April 25, 2008, we filed a shelf registration statement with the Securities and Exchange Commission, under which we may from time to time sell debt securities and/or warrants to purchase debt securities over a three-year period.

        In March 2009, we entered into a Euro Medium Term Note Program under which we may from time to time issue notes. Under this program, we issued Euro 2.0 billion (approximately $2.6 billion) of notes in March 2009. The Euro notes bear the following terms:

•	Euro 1.25 billion total principal due March 2012 at a fixed interest rate of 4.250%. Interest is payable annually beginning March 23, 2010.

•	Euro 750 million total principal due March 2016 at a fixed interest rate of 5.750%. Interest is payable annually beginning March 24, 2010.

In March 2009, we also issued CHF 500 million (approximately $431 million) of 3.250% bonds, due in March 2013.

In May 2008, we issued $6.0 billion of notes under our shelf registration statement, with net proceeds from the sale of the securities of $5,950 million. In August 2008, we issued Euro 1.75 billion of notes under our shelf registration statement. The net proceeds were Euro 1.74 billion ($2,520 million) from this offering. In November 2008, we issued $1.25 billion of notes under our shelf registration statement. The net proceeds from the sale of the securities were $1,240 million. In addition, in September 2008, we issued CHF 500 million (approximately $465 million) of 4.0% bonds, due in September 2012. For further details on these debt offerings, see Note 7. Indebtedness to our consolidated financial statements.

•       Off-Balance Sheet Arrangements and Aggregate Contractual Obligations: We have no off-balance sheet arrangements, including special purpose entities, other than guarantees and contractual obligations that are discussed below.

Guarantees: As discussed in Note 21. Contingencies, at December 31, 2009, our third-party guarantees were $5 million, which will expire through 2013, with $2 million expiring during 2010. We are required to perform under these guarantees in the event that a third party fails to make contractual payments. We do not have a liability on our consolidated balance sheet at December 31, 2009, as the fair value of these guarantees is insignificant due to the fact that the probability of future payment under these guarantees is remote.

Under the terms of the Distribution Agreement between Altria and us, liabilities concerning tobacco products will be allocated based in substantial part on the manufacturer. We will indemnify Altria and PM USA for liabilities related to tobacco products manufactured by us or contract manufactured for us by PM USA, and PM USA will indemnify us for liabilities related to tobacco products manufactured by PM USA, excluding tobacco products contract manufactured for us. We do not have a liability recorded on our balance sheet at December 31, 2009, as the fair value of this indemnification is insignificant since the probability of future payments under this indemnification is remote.

At December 31, 2009, we are also contingently liable for $3.8 billion of guarantees related to our own performance, consisting of the following:

•

$3.3 billion of guarantees of excise tax and import duties related primarily to the shipment of our products. In these agreements, a financial institution provides a guarantee of tax payments to the respective government agency. We then issue guarantees to the respective financial institution for the payment of the taxes. These are revolving facilities that are integral to the shipment of our products, and the underlying taxes payable are recorded on our consolidated balance sheet.

•

$0.5 billion of other guarantees, consisting principally of guarantees of tax payments directly granted to respective government agencies and of guarantees of lines of credit for certain of our subsidiaries.

Although these guarantees of our own performance are frequently short-term in nature, they are expected to be replaced, upon expiration, with similar guarantees of similar amounts. These items have not had, and are not expected to have, a significant impact on our liquidity.

Aggregate Contractual Obligations: The following table summarizes our contractual obligations at December 31, 2009:

	Payments Due
(in millions)	Total	2010	2011- 2012	2013- 2014	2015 and Thereafter
Long-term debt(1)	$13,841	$82	$3,836	$3,758	$6,165
RBH Legal Settlement(2)	317	31	66	71	149
Colombian Investment and Cooperation Agreement(3)	156	19	14	16	107
Interest on borrowings(4)	5,626	735	1,305	866	2,720
Operating leases(5)	765	189	195	102	279
Purchase obligations(6):
Inventory and production costs	1,630	1,081	405	144
Other	1,701	968	624	92	17

	3,331	2,049	1,029	236	17
Other long-term liabilities(7)	299	11	96	31	161

	$24,335	$3,116	$6,541	$5,080	$9,598

(1)	Amounts represent the expected cash payments of our long-term debt. Amounts include capital lease obligations, primarily associated with vending machines in Japan.
(2)	Amounts represent the estimated future payments due under the terms of the settlement agreement. See Note 19. RBH Legal Settlement, to our consolidated financial statements for more details regarding this settlement.
(3)	Amounts represent the expected cash payments under the terms of the Colombian Investment and Cooperation Agreement. See Note 18. Colombian Investment and Cooperation Agreement, to our consolidated financial statements for more details regarding this agreement.
(4)	Amounts represent the expected cash payments of our interest expense on our long-term debt, including the current portion of long-term debt. Interest on our fixed-rate debt is presented using the stated interest rate. Interest on our variable rate debt is estimated using the rate in effect at December 31, 2009. Amounts exclude the amortization of debt discounts, the amortization of loan fees and fees for lines of credit that would be included in interest expense in the consolidated statements of earnings.
(5)	Amounts represent the minimum rental commitments under non-cancelable operating leases.
(6)	Purchase obligations for inventory and production costs (such as raw materials, indirect materials and supplies, packaging, co-manufacturing arrangements, storage and distribution) are commitments for projected needs to be utilized in the normal course of business. Other purchase obligations include commitments for marketing, advertising, capital expenditures, information technology and professional services. Arrangements are considered purchase obligations if a contract specifies all significant terms, including fixed or minimum quantities to be purchased, a pricing structure and approximate timing of the transaction. Most arrangements are cancelable without a significant penalty, and with short notice (usually 30 days). Any amounts reflected on the consolidated balance sheet as accounts payable and accrued liabilities are excluded from the table above.
(7)	Other long-term liabilities consist primarily of postretirement health care costs. The following long-term liabilities included on the consolidated balance sheet are excluded from the table above: accrued pension and postemployment costs, income taxes and tax contingencies, insurance accruals and other accruals. We are unable to estimate the timing of payments (or contributions in the case of accrued pension costs) for these items. Currently, we anticipate making pension contributions of approximately $230 million in 2010, based on current tax and benefit laws (as discussed in Note 13. Benefit Plans, to our consolidated financial statements).

The E.C. agreement payments discussed below are excluded from the table above, as the payments are subject to adjustment based on certain variables including our market share in the EU.

E.C. Agreement: In July 2004, we entered into an agreement with the European Commission (“E.C.”) and 10 Member States of the European Union that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. This agreement has been signed by all 27 Member States. This agreement calls for payments that are to be adjusted based on certain variables, including our market share in the European Union in the year preceding payment. Because future additional payments are subject to these variables, we record these payments as an expense in cost of sales when product is shipped. In addition, we are also responsible to pay the excise taxes, VAT and customs duties on qualifying product seizures of up to 90 million cigarettes and are subject to payments of five times the applicable taxes and duties if qualifying product seizures exceed 90 million cigarettes in a given year. To date, our annual payments related to product seizures have been immaterial. Total charges related to the E.C. Agreement of $84 million, $80 million and $100 million were recorded in cost of sales in 2009, 2008 and 2007, respectively.

•       Equity and Dividends: As discussed in Note 4. Transactions with Altria Group, Inc. to our consolidated financial statements, on March 28, 2008, Altria distributed all of its remaining interest in our company to Altria stockholders of record as of the close of business on March 19, 2008, in a tax-free transaction pursuant to Section 355 of the U.S. Internal Revenue Code. The distribution resulted in a net increase to our stockholders’ equity of $449 million during 2008, reflecting payments to us for stock-based compensation under the terms of the Employee Matters Agreement with Altria.

As discussed in Note 9. Stock Plans to our consolidated financial statements, during 2009, we granted 3.8 million shares of restricted stock and deferred stock awards at a weighted-average grant date fair value of $37.01. The restricted stock and deferred stock awards will not vest until the completion of the original restriction period, which is typically three years from the date of the original grant.

On May 1, 2008, we began a $13.0 billion two-year share repurchase program. Since May 2008, we have repurchased 236.5 million shares of our common stock at a cost of $10.9 billion. During 2009, we repurchased 129.7 million shares of our common stock at a cost of $5.5 billion.

On February 11, 2010, our Board of Directors authorized a new share repurchase program of $12 billion over three years. The new program will commence in May 2010 after the completion of the two-year $13 billion program that began on May 1, 2008. The new program is expected to be completed by the end of April 2013. In 2010, we anticipate spending approximately $4 billion on share repurchases, consisting of $2.1 billion under the existing program and the remainder under the new program.

Dividends paid to public stockholders in 2009 were $4.3 billion. During the third quarter of 2009, our Board of Directors approved a 7.4% increase in the quarterly dividend rate to $0.58 per common share. As a result, the present annualized dividend rate is $2.32 per common share.

As part of the Spin-off, we paid Altria $4.0 billion in special dividends in addition to our normal dividends to Altria. We paid $3.1 billion of these special dividends in 2007 and the remaining $900 million in the first quarter of 2008.

Market Risk

•       Counterparty Risk: We predominantly work with financial institutions with strong short and long-term credit ratings as assigned by Standard & Poor’s and Moody’s. These banks are also part of a defined group of relationship banks. Non-investment grade institutions are only used in certain emerging markets to the extent required by local business. We have a conservative approach when it comes to choosing financial counterparties and financial instruments. As such we do not invest or hold investments in any structured or equity-linked products. The majority of our cash and cash equivalents are currently invested in bank deposits maturing within less than 30 days.

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

See Note 15. Financial Instruments and Note 16. Fair Value Measurements to our consolidated financial statements for further details on our derivative financial instruments.

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

The computation estimates were made assuming normal market conditions, using a 95% confidence interval. We use a “variance/co-variance” model to determine the observed interrelationships between movements in interest rates and various currencies. These interrelationships were determined by observing interest rate and forward currency rate movements over the preceding quarter for determining value at risk at December 31, 2009 and 2008, and over each of the four preceding quarters for the calculation of average value at risk amounts during each year. The values of foreign currency options do not change on a one-to-one basis with the underlying currency and were valued accordingly in the computation.

The estimated potential one-day loss in fair value of our interest rate-sensitive instruments, primarily debt, under normal market conditions and the estimated potential one-day loss in pre-tax earnings from foreign currency instruments under normal market conditions, as calculated in the value at risk model, were as follows:

	Pre-Tax Earnings Impact
(in millions)	At 12/31/09	Average	High	Low
Instruments sensitive to:
Foreign currency rates	$20	$26	$46	$17

	Fair Value Impact
(in millions)	At 12/31/09	Average	High	Low
Instruments sensitive to:
Interest rates	$64	$92	$125	$62

	Pre-Tax Earnings Impact
(in millions)	At 12/31/08	Average	High	Low
Instruments sensitive to:
Foreign currency rates	$130	$87	$130	$64

	Fair Value Impact
(in millions)	At 12/31/08	Average	High	Low
Instruments sensitive to:
Interest rates	$86	$53	$86	$2

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

New Accounting Standards

See Note 2. Summary of Significant Accounting Policies to our consolidated financial statements for a discussion of new accounting standards.

Contingencies

See Note 21. Contingencies to our consolidated financial statements for a discussion of contingencies.

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

        We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and whether to invest in or remain invested in our securities. In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. We elaborate on these and other risks we face throughout this document, particularly in the “Business Environment” section preceding our discussion of operating results of our business. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties. We do not undertake to update any forward-looking statement that we may make from time to time except in the normal course of our public disclosure obligations.

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

Increases in cigarette taxes are expected to continue to have an adverse impact on our sales of cigarettes, due to resulting lower consumption levels, a shift in sales from manufactured cigarettes to other tobacco products and from the premium price to the mid-price or low-price cigarette categories, where we may be under-represented, from local sales to legal cross-border purchases of lower price products or to illicit products such as contraband and counterfeit.

•       The European Commission is seeking to alter minimum retail selling price systems.

Several EU Member States have enacted laws establishing a minimum retail selling price for cigarettes and, in some cases, other tobacco products. The European Commission has commenced proceedings against these Member States in the European Court of Justice, claiming that minimum retail selling price systems infringe EU law. The Advocate General of the Court of Justice issued an advisory opinion related to the proceedings against Austria, France and Ireland, agreeing with the position of the European Commission. If the European Commission’s infringement actions are successful, they could adversely impact excise tax levels and/or price gaps in those markets.

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

Governmental actions, combined with the diminishing social acceptance of smoking and private actions to restrict smoking, have resulted in reduced industry volume in many of our markets, and we expect that such actions will continue to reduce consumption levels. Significant regulatory developments will take place over the next few years in most of our markets, driven principally by the World Health Organization’s Framework Convention on Tobacco Control (“FCTC”). The FCTC is the first international public health treaty on tobacco, and its objective is to establish a global agenda for tobacco regulation with the purpose of reducing initiation of tobacco use and encouraging cessation. In addition, the FCTC has led to increased efforts by tobacco control advocates and public health organizations to reduce the palatability and appeal of tobacco products to adult smokers. Regulatory initiatives that have been proposed, introduced or enacted include:

•	the levying of substantial and increasing tax and duty charges;

•	restrictions or bans on advertising, marketing and sponsorship;

•	the display of larger health warnings, graphic health warnings and other labeling requirements;

•	restrictions on packaging design, including the use of colors, and generic packaging;

•	restrictions or bans on the display of tobacco product packaging at the point of sale and restrictions or bans on cigarette vending machines;

•	requirements regarding testing, disclosure and performance standards for tar, nicotine, carbon monoxide and other smoke constituents;

•	requirements regarding testing, disclosure and use tobacco product ingredients;

•	increased restrictions on smoking in public and work places and, in some instances, in private places and outdoors;

•	elimination of duty free allowances for travelers; and

•	encouraging litigation against tobacco companies.

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

There is litigation related to tobacco products pending in certain jurisdictions. Damages claimed in some of the tobacco-related litigation are significant and, in certain cases in Brazil, Israel, Nigeria and Canada, range into the billions of dollars. We anticipate that new cases will continue to be filed. The FCTC encourages litigation against tobacco product manufacturers. It is possible that our consolidated results of operations, cash flows or financial position could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome or settlement of certain pending litigation. Please see Note 21. Contingencies to our consolidated financial statements for a discussion of tobacco-related litigation.

•       We face intense competition, and our failure to compete effectively could have a material adverse effect on our profitability and results of operations.

We compete primarily on the basis of product quality, brand recognition, brand loyalty, taste, innovation, packaging, service, marketing, advertising and price. We are subject to highly competitive conditions in all aspects of our business. The competitive environment and our competitive position can be significantly influenced by weak economic conditions, erosion of consumer confidence, competitors’ introduction of low-price products or innovative products, higher cigarette taxes, higher absolute prices and larger gaps between price categories, and product regulation that diminishes the ability to differentiate tobacco products. Competitors include three large international tobacco companies and several regional and local tobacco companies and, in some instances, government-owned tobacco enterprises, principally in China, Egypt, Thailand, Taiwan, Vietnam and Algeria. Industry consolidation and privatizations of governmental enterprises have led to an overall increase in competitive pressures. Some competitors have different profit and volume objectives and some international competitors are less susceptible to changes in currency exchange rates.

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

In periods of economic uncertainty, consumers may tend to purchase lower price brands, and the volume of our premium price, high-price and mid-price brands and our profitability could suffer accordingly.

•       We lose revenues as a result of counterfeiting, contraband and cross-border purchases.

Large quantities of counterfeit cigarettes are sold in the international market. We believe that Marlboro is the most heavily counterfeited international cigarette brand, although we cannot quantify the amount of revenues we lose as a result of this activity. In addition, our revenues are reduced by contraband and legal cross-border purchases.

•       From time to time, we are subject to governmental investigations on a range of matters.

Investigations include allegations of contraband shipments of cigarettes, allegations of unlawful pricing activities within certain markets, allegations of underpayment of custom duties and/or excise taxes, and allegations of false and misleading usage of descriptors such as “lights” and “ultra lights.” We cannot predict the outcome of those investigations or whether additional investigations may be commenced, and it is possible that our business could be materially affected by an unfavorable outcome of pending or future investigations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Operating Results by Business Segment — Business Environment — Governmental Investigations” for a description of governmental investigations to which we are subject.

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

•       Our reported results could be adversely affected by currency exchange rates, and currency devaluations could impair our competitiveness.

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

•       The repatriation of our foreign earnings, changes in the earnings mix, and changes in U.S. tax laws may increase our effective tax rate.

Because we are a U.S. holding company, our most significant source of funds will be distributions from our non-U.S. subsidiaries. Under current U.S. tax law, in general we do not pay U.S. taxes on our foreign earnings until they are repatriated to the U.S. as distributions from our non-U.S. subsidiaries. These distributions may result in a residual U.S. tax cost. It may be advantageous to us in certain circumstances to significantly increase the amount of such distributions, which could result in a material increase in our overall effective tax rate. Additionally, the Obama Administration has indicated that it favors changes in U.S. tax law that would fundamentally change how our earnings are taxed in the U.S. If enacted and depending upon its precise terms, such legislation could increase our overall effective tax rate.

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

•       We may be unable to expand our portfolio through successful acquisitions and the development of strategic business relationships.

One element of our growth strategy is to strengthen our brand portfolio and market positions through selective acquisitions and the development of strategic business relationships. Acquisition and strategic business development opportunities are limited and present risks of failing to achieve efficient and effective integration, strategic objectives and anticipated revenue improvements and cost savings. There is no assurance that we will be able to acquire attractive businesses on favorable terms or that future acquisitions or strategic business developments will be accretive to earnings.

•       Government mandated prices, production control programs, shifts in crops driven by economic conditions and adverse weather patterns may increase the cost or reduce the quality of the tobacco and other agricultural products used to manufacture our products.

As with other agricultural commodities, the price of tobacco leaf and cloves can be influenced by imbalances in supply and demand, and crop quality can be influenced by variations in weather patterns. Tobacco production in certain countries is subject to a variety of controls, including government mandated prices and production control programs. Changes in the patterns of demand for agricultural products could cause farmers to plant less tobacco. Any significant change in tobacco leaf and clove prices, quality and quantity could affect our profitability and our business.

•       Our ability to implement our strategy of attracting and retaining the best global talent may be impaired by the decreasing social acceptance of cigarette smoking.

The tobacco industry competes for talent with consumer products and other companies that enjoy greater societal acceptance. As a result, we may be unable to attract and retain the best global talent.

•       We could incur significant indemnity obligations if our action or failure to act causes the Spin-off to be taxable.

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

Selected Financial Data–Five-Year Review

(in millions of dollars, except per share data)

	2009	2008(1)	2007(1)	2006(1)	2005(1)
Summary of Operations:
Net revenues	$62,080	$63,640	$55,243	$48,302	$45,316
Cost of sales	9,022	9,328	8,711	8,146	7,654
Excise taxes on products	37,045	37,935	32,433	27,533	25,299
Gross profit	16,013	16,377	14,099	12,623	12,363
Operating income	10,040	10,248	8,894	8,350	7,730
Interest expense, net	797	311	10	142	94
Earnings before income taxes	9,243	9,937	8,884	8,208	7,636
Pre-tax profit margin	14.9%	15.6%	16.1%	17.0%	16.9%
Provision for income taxes	2,691	2,787	2,570	1,825	1,833
Net earnings	6,552	7,150	6,314	6,383	5,803
Net earnings attributable to noncontrolling interests	210	260	276	253	187
Net earnings attributable to PMI	6,342	6,890	6,038	6,130	5,616
Basic earnings per share	3.25	3.32	2.86	2.91	2.66
Diluted earnings per share	3.24	3.31	2.86	2.91	2.66
Dividends declared per share to public stockholders	2.24	1.54	—	—	—
Capital expenditures	715	1,099	1,072	886	736
Depreciation and amortization	853	842	748	658	527
Property, plant and equipment, net	6,390	6,348	6,435	5,238	4,603
Inventories	9,207	9,664	9,371	7,101	5,420
Total assets	34,552	32,972	31,777	26,143	23,233
Long-term debt	13,672	11,377	5,578	2,222	4,141
Total debt	15,416	11,961	6,069	2,773	4,921
Stockholders’ equity	6,145	7,904	16,013	14,868	10,840
Common dividends declared to public stockholders as a % of Diluted EPS	69.1%	46.5%	—	—	—
Book value per common share outstanding	3.26	3.94	7.59	7.05	5.14
Market price per common share — high/low	52.35 - 32.04	56.26 - 33.30	—	—	—
Closing price of common share at year end	48.19	43.51	—	—	—
Price/earnings ratio at year end — Diluted	15	13	—	—	—
Number of common shares outstanding at year end (millions)(2)	1,887	2,007	2,109	2,109	2,109
Number of employees	77,300	75,600	75,500	74,200	94,700

(1)	Certain amounts have been revised to conform with the current year’s presentation, due primarily to the adoption of new accounting rules regarding noncontrolling interests and earnings per share.

(2)	For the years ended 2007, 2006 and 2005, share amounts are based on the number of shares distributed by Altria on the Distribution Date.

This Selected Financial Data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements.

Consolidated Balance Sheets

(in millions of dollars, except share and per share data)

at December 31,	2009	2008
Assets
Cash and cash equivalents	$1,540	$1,531
Receivables (less allowances of $33 in 2009 and $14 in 2008)	3,098	2,848
Inventories:
Leaf tobacco	4,183	3,924
Other raw materials	1,275	1,137
Finished product	3,749	4,603

	9,207	9,664
Deferred income taxes	305	322
Other current assets	532	574

Total current assets	14,682	14,939
Property, plant and equipment, at cost:
Land and land improvements	579	547
Buildings and building equipment	3,593	3,351
Machinery and equipment	7,591	7,170
Construction in progress	495	632

	12,258	11,700
Less: accumulated depreciation	5,868	5,352

	6,390	6,348
Goodwill	9,112	8,015
Other intangible assets, net	3,546	3,084
Other assets	822	586

Total Assets	$34,552	$32,972

See notes to consolidated financial statements.

at December 31,	2009	2008
Liabilities
Short-term borrowings	$1,662	$375
Current portion of long-term debt	82	209
Accounts payable	670	1,013
Accrued liabilities:
Marketing	441	457
Taxes, except income taxes	4,824	4,502
Employment costs	752	665
Dividends payable	1,101	1,090
Other	955	1,167
Income taxes	500	488
Deferred income taxes	191	178

Total current liabilities	11,178	10,144

Long-term debt	13,672	11,377
Deferred income taxes	1,688	1,401
Employment costs	1,260	1,682
Other liabilities	609	464

Total liabilities	28,407	25,068
Contingencies (Note 21)
Stockholders’ Equity
Common stock, no par value (2,109,316,331 shares issued in 2009 and 2008)
Additional paid-in capital	1,403	1,581
Earnings reinvested in the business	15,358	13,354
Accumulated other comprehensive losses	(817)	(2,281)

	15,944	12,654
Less: cost of repurchased stock (222,151,828 and 102,053,271 shares in 2009 and 2008, respectively)	10,228	5,154

Total PMI stockholders’ equity	5,716	7,500
Noncontrolling interests	429	404

Total stockholders’ equity	6,145	7,904

Total Liabilities and Stockholders’ Equity	$34,552	$32,972

Consolidated Statements of Earnings

(in millions of dollars, except per share data)

for the years ended December 31,	2009	2008	2007
Net revenues	$62,080	$63,640	$55,243
Cost of sales	9,022	9,328	8,711
Excise taxes on products	37,045	37,935	32,433

Gross profit	16,013	16,377	14,099
Marketing, administration and research costs	5,870	6,001	5,021
Asset impairment and exit costs	29	84	208
Gain on sale of business			(52)
Amortization of intangibles	74	44	28

Operating income	10,040	10,248	8,894
Interest expense, net	797	311	10

Earnings before income taxes	9,243	9,937	8,884
Provision for income taxes	2,691	2,787	2,570

Net earnings	6,552	7,150	6,314
Net earnings attributable to noncontrolling interests	210	260	276

Net earnings attributable to PMI	$6,342	$6,890	$6,038

Per share data (Note 10):
Basic earnings per share	$3.25	$3.32	$2.86

Diluted earnings per share	$3.24	$3.31	$2.86

See notes to consolidated financial statements.

Consolidated Statements of Stockholders’ Equity

(in millions of dollars, except per share data)

	PMI Stockholders’ Equity
	Common Stock	Additional Paid-in Capital	Earnings Reinvested in the Business	Accumulated Other Comprehensive Earnings (Losses)	Cost of Repurchased Stock	Noncontrolling Interests	Total
Balances, January 1, 2007	$—	$1,265	$12,708	$476	$—	$419	$14,868
Comprehensive earnings:
Net earnings			6,038			276	6,314
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments				809		46	855
Change in net loss and prior service cost, net of income taxes of $(75)				413			413
Change in fair value of derivatives accounted for as hedges, net of income taxes of $1				(10)			(10)

Total other comprehensive earnings						46	1,258

Total comprehensive earnings						322	7,572

Adoption of authoritative guidance relating to the accounting for income taxes			471				471
Purchase of subsidiary shares from noncontrolling interests						(54)	(54)
Payments to noncontrolling interests						(269)	(269)
Dividends declared to Altria Group, Inc. ($3.12 per share)			(6,575)				(6,575)

Balances, December 31, 2007	—	1,265	12,642	1,688	—	418	16,013
Comprehensive earnings:
Net earnings			6,890			260	7,150
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments				(2,566)		(104)	(2,670)
Change in net loss and prior service cost, net of income taxes of $257				(1,344)			(1,344)
Change in fair value of derivatives accounted for as hedges, net of income taxes of $6				(58)			(58)
Change in fair value of debt and equity securities				(1)			(1)

Total other comprehensive losses						(104)	(4,073)

Total comprehensive earnings						156	3,077

Exercise of stock options and issuance of other stock awards(1)		395			245		640
Measurement date change for non-U.S. benefit plans, net of income taxes			(9)				(9)
Dividend declared to Altria Group, Inc. ($1.43 per share)			(3,019)				(3,019)
Dividends declared to public stockholders ($1.54 per share)			(3,150)				(3,150)
Payments to noncontrolling interests						(249)	(249)
Common stock repurchased					(5,399)		(5,399)
Other		(79)				79	—

Balances, December 31, 2008	—	1,581	13,354	(2,281)	(5,154)	404	7,904
Comprehensive earnings:
Net earnings			6,342			210	6,552
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments				1,329		2	1,331
Change in net loss and prior service cost, net of income taxes of $30				36			36
Change in fair value of derivatives accounted for as hedges, net of income taxes of $(8)				87			87
Change in fair value of debt and equity securities				12			12

Total other comprehensive earnings						2	1,466

Total comprehensive earnings						212	8,018

Exercise of stock options and issuance of other stock awards		(171)			453		282
Dividends declared ($2.24 per share)			(4,338)				(4,338)
Purchase of subsidiary shares from noncontrolling interests		(7)				(2)	(9)
Payments to noncontrolling interests						(185)	(185)
Common stock repurchased					(5,527)		(5,527)

Balances, December 31, 2009	$—	$1,403	$15,358	$(817)	$(10,228)	$429	$6,145

(1)	Includes an increase to additional paid-in capital for the reimbursement to PMI caused by modifications to Altria Group, Inc. stock awards. See Note 4. Transactions with Altria Group, Inc.

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in millions of dollars)

for the years ended December 31,	2009	2008	2007
Cash Provided by (Used in) Operating Activities
Net earnings	$6,552	$7,150	$6,314
Adjustments to reconcile net earnings to operating cash flows:
Depreciation and amortization	853	842	748
Deferred income tax provision (benefit)	129	5	(22)
Equity loss from RBH legal settlement		124
Colombian investment and cooperation agreement charge	135
Gain on sale of business			(52)
Asset impairment and exit costs, net of cash paid	(27)	(15)	77
Cash effects of changes, net of the effects from acquired and divested companies:
Receivables, net	(187)	(25)	(828)
Inventories	660	(914)	(1,277)
Accounts payable	(116)	(90)	47
Income taxes	5	39	219
Accrued liabilities and other current assets	190	857	239
Pension plan contributions	(558)	(262)	(95)
Changes in amounts due from Altria Group, Inc. and affiliates		37	(27)
Other	248	187	207

Net cash provided by operating activities	7,884	7,935	5,550

Cash Provided by (Used in) Investing Activities
Capital expenditures	(715)	(1,099)	(1,072)
Proceeds from sales of businesses			87
Purchase of businesses, net of acquired cash	(429)	(1,663)	(1,519)
Other	46	(399)	(82)

Net cash used in investing activities	(1,098)	(3,161)	(2,586)

See notes to consolidated financial statements.

for the years ended December 31,	2009	2008	2007
Cash Provided by (Used in) Financing Activities
Net issuance (repayment) of short-term borrowings	$246	$(449)	$2,162
Long-term debt proceeds	2,987	11,892	4,160
Long-term debt repaid	(101)	(5,736)	(3,381)
Repurchases of common stock	(5,625)	(5,256)
Issuance of common stock	177	118
Changes in amounts due from Altria Group, Inc. and affiliates		664	370
Dividends paid to Altria Group, Inc.		(3,019)	(6,560)
Dividends paid to public stockholders	(4,327)	(2,060)
Other	(268)	(332)	(345)

Net cash used in financing activities	(6,911)	(4,178)	(3,594)

Effect of exchange rate changes on cash and cash equivalents	134	(566)	346
Cash and cash equivalents:
Increase (Decrease)	9	30	(284)
Balance at beginning of year	1,531	1,501	1,785

Balance at end of year	$1,540	$1,531	$1,501

Cash paid: Interest	$743	$499	$301

Income taxes	$2,537	$2,998	$2,215

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

Prior to March 28, 2008, PMI was a wholly-owned subsidiary of Altria Group, Inc. (“Altria”). On March 28, 2008 (the “Distribution Date”), Altria distributed all of its interest in PMI to Altria’s stockholders in a tax-free transaction pursuant to Section 355 of the U.S. Internal Revenue Code. For information regarding PMI’s separation from Altria and PMI’s other transactions with Altria Group, Inc. and its affiliates, see Note 4. Transactions with Altria Group, Inc.

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

The consolidated financial statements include PMI, as well as its wholly-owned and majority-owned subsidiaries. Investments in which PMI exercises significant influence (generally 20% – 50% ownership interest), are accounted for under the equity method of accounting. Investments in which PMI has an ownership interest of less than 20%, or does not exercise significant influence, are accounted for with the cost method of accounting. All intercompany transactions and balances have been eliminated. Transactions between PMI and Altria are included in these consolidated financial statements.

Certain prior years’ amounts have been revised to conform with the current year’s presentation, due primarily to the adoption of new accounting rules regarding noncontrolling interests and earnings per share. The impact of these revisions was not material to PMI’s consolidated financial statements in any of the prior periods presented.

PMI has evaluated subsequent events through February 11, 2010, which was the date of issuance of the consolidated financial statements as filed in PMI’s Current Report on Form 8-K with the Securities and Exchange Commission.

Note 2.

Summary of Significant Accounting Policies:

•        Cash and cash equivalents: Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less.

•        Depreciation, amortization and goodwill valuation: Property, plant and equipment are stated at historical cost and depreciated by the straight-line method over the estimated useful lives of the assets. Machinery and equipment are depreciated over periods ranging from 3 to 15 years, and buildings and building improvements over periods up to 40 years. Depreciation expense for 2009, 2008 and 2007 was $779 million, $798 million and $720 million, respectively.

Definite-lived intangible assets are amortized over their estimated useful lives, which range from 5 to 40 years for trademarks and 10 to 30 years for distribution networks and other definite-lived intangible assets. PMI is required to conduct an annual review of goodwill and non-amortizable intangible assets for potential impairment. Goodwill impairment testing requires a comparison between the carrying value and fair value of each reporting unit. If the carrying value exceeds the fair value, the goodwill is considered impaired. The amount of impairment loss is measured as the difference between the carrying value and implied fair value of goodwill, which is determined using discounted cash flows. Impairment testing for non-amortizable intangible assets requires a comparison between the fair value and carrying value of the intangible asset. If the carrying value exceeds fair value, the intangible asset is considered impaired and is reduced to fair value. In 2009, 2008 and 2007, PMI did not have to record a charge to earnings for an impairment of goodwill or non-amortizable intangible assets as a result of its annual reviews.

•        Foreign currency translation: PMI translates the results of operations of its subsidiaries and affiliates using average exchange rates during each period, whereas balance sheet accounts are translated using exchange rates at the end of each period. Currency translation adjustments are recorded as a component of stockholders’ equity. In addition, some of PMI’s subsidiaries have assets and liabilities denominated in currencies other than their functional currencies, and to the extent those are not designated as net investment hedges, these assets and liabilities generate transaction gains and losses when translated into their respective functional currencies. PMI reported its net transaction gains of $9 million for the year ended December 31, 2009, losses of $54 million for the year ended December 31, 2008 and gains of $117 million for the year ended December 31, 2007, in marketing, administration and research costs on the consolidated statements of earnings.

•        Guarantees: PMI accounts for guarantees in accordance with the Financial Accounting Standards Board (“FASB”) authoritative guidance, which requires the disclosure of certain guarantees and requires the recognition of a liability for the fair value of the obligation of qualifying guarantee activities. See Note 21. Contingencies for a further discussion of guarantees.

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

•        Income taxes: Prior to the Distribution Date, the accounts of PMI were included in Altria’s consolidated United States federal income tax return, and federal income taxes were computed on a separate company basis. PMI made payments to, or was reimbursed by, Altria for the tax effects resulting from its inclusion in Altria’s consolidated United States federal income tax return. Beginning March 31, 2008, PMI was no longer a member of the Altria consolidated tax return group and filed its own federal consolidated income tax return.

Income tax provisions for jurisdictions outside the United States, as well as state and local income tax provisions, are determined on a separate company basis and the related assets and liabilities are recorded in PMI’s consolidated balance sheets. Significant judgment is required in determining income tax provisions and in evaluating tax positions.

On January 1, 2007, PMI adopted the provisions of amended FASB authoritative guidance on the Accounting for Uncertainty in Income Taxes. This amendment prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. As a result of the January 1, 2007 adoption of this amendment, PMI recognized a $472 million decrease in unrecognized tax benefits, which resulted in an increase to stockholders’ equity as of January 1, 2007 of $471 million and a reduction of federal deferred tax benefits of $1 million.

PMI recognizes accrued interest and penalties associated with uncertain tax positions as part of the provision for income taxes on the consolidated statements of earnings.

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

•        Revenue recognition: PMI recognizes revenues, net of sales incentives and including shipping and handling charges billed to customers, either upon shipment or delivery of goods when title and risk of loss pass to customers. PMI includes excise taxes billed to customers in revenues. Shipping and handling costs are classified as part of cost of sales and were $603 million, $639 million and $577 million for the years ended December 31, 2009, 2008 and 2007, respectively.

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

•        Stock-based compensation: PMI measures compensation cost for all stock-based awards at fair value on date of grant and recognizes the compensation costs over the service periods for awards expected to vest. The fair value of restricted stock and deferred stock is determined based on the number of shares granted and the market value at date of grant. The fair value of stock options is determined using a modified Black-Scholes methodology.

Prior to the Distribution Date, all employee stock incentive awards were granted by Altria.

Excess tax benefits from the vesting of stock-based awards of $26 million and $16 million were recognized in additional paid-in capital as of December 31, 2009 and 2008, respectively, and were presented as financing cash flows.

•        New Accounting Standards: As discussed in Note 10. Earnings Per Share, PMI adopted the provisions of amended FASB authoritative guidance which requires that unvested share-based payment awards that contain nonforfeitable rights to dividends are participating securities and therefore shall be included in the earnings per share calculation pursuant to the two-class method.

Effective January 1, 2009, PMI adopted the provisions of amended FASB authoritative guidance which changed the reporting for minority interest by requiring that noncontrolling interests be reported within equity. Additionally, this amendment requires that any transaction between an entity and a noncontrolling interest be accounted for as an equity transaction. The adoption of this amendment has been applied prospectively, except for the presentation and disclosure requirements, which have been adjusted retrospectively for all periods presented.

Effective January 1, 2009, PMI adopted the provisions of amended FASB authoritative guidance for Business Combinations. This amendment requires the recognition of assets acquired, liabilities assumed and any noncontrolling interest in the acquiree to be measured at fair value as of the acquisition date. Additionally, costs incurred to effect the acquisition are to be recognized separately from the acquisition and expensed as incurred.

Effective January 1, 2009, PMI adopted the provisions of amended FASB authoritative guidance for Derivatives and Hedging. This amendment requires disclosures about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for and how derivative instruments and related hedged items affect the company’s financial position, financial performance, and cash flows. This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2008. PMI has amended its disclosures accordingly.

The adoption of the new authoritative guidance noted above did not have a material impact on PMI’s consolidated financial position, results of operations or cash flows.

Note 3.

Goodwill and Other Intangible Assets, net:

Goodwill and other intangible assets, net, by segment were as follows:

	Goodwill		Other Intangible Assets, net
(in millions)	December 31, 2009	December 31, 2008	December 31, 2009	December 31, 2008
European Union	$1,539	$1,456	$699	$469
Eastern Europe, Middle East and Africa	743	648	253	200
Asia	3,926	3,387	1,346	1,188
Latin America & Canada	2,904	2,524	1,248	1,227

Total	$9,112	$8,015	$3,546	$3,084

Goodwill is due primarily to PMI’s acquisitions in Canada, Indonesia, Mexico, Greece, Serbia, Colombia and Pakistan.

The movements in goodwill are as follows:

(in millions)	European Union	Eastern Europe, Middle East and Africa	Asia	Latin America & Canada	Total
Balance at January 1, 2008	$1,510	$714	$4,033	$1,668	$7,925
Changes due to:
Acquisitions	22		20	1,272	1,314
Currency	(76)	(67)	(669)	(416)	(1,228)
Other		1	3		4

Balance at December 31, 2008	1,456	648	3,387	2,524	8,015
Changes due to:
Acquisitions	58	163		38	259
Currency	25	(68)	539	342	838

Balance at December 31, 2009	$1,539	$743	$3,926	$2,904	$9,112

The increase in goodwill from acquisitions during 2009 was due primarily to the final purchase price allocation for PMI’s September 2009 purchase of Swedish Match South Africa (Proprietary) Limited, its February 2009 purchase of the Petterøes tobacco business and its 2008 acquisition of Rothmans Inc. in Canada.

The increase in goodwill from acquisitions during 2008 was due primarily to the preliminary allocation of purchase price for PMI’s 2008 acquisition in Canada, as well as the final allocation of purchase price for PMI’s 2007 acquisitions in Mexico and Pakistan. For further details, see Note 6. Acquisitions.

Additional details of other intangible assets were as follows:

	December 31, 2009		December 31, 2008
(in millions)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-amortizable intangible assets	$2,080		$1,878
Amortizable intangible assets	1,663	$197	1,322	$116

Total intangible assets	$3,743	$197	$3,200	$116

Non-amortizable intangible assets substantially consist of trademarks from PMI’s acquisitions in Indonesia in 2005 and Mexico in 2007. Amortizable intangible assets consist of certain trademarks, distribution networks and non-compete agreements associated with acquisitions. Pre-tax amortization expense for intangible assets during the years ended December 31, 2009, 2008 and 2007 was $74 million, $44 million and $28 million, respectively. Amortization expense for each of the next five years is estimated to be $80 million or less, assuming no additional transactions occur that require the amortization of intangible assets.

The increase in other intangible assets during 2009 was due primarily to currency and the purchase price allocation for the above-mentioned February 2009 purchase of the Petterøes tobacco business and the September 2009 purchase of Swedish Match South Africa (Proprietary) Limited. For further details, see Note 6. Acquisitions.

Note 4.

Transactions with Altria Group, Inc.:

•        Separation from Altria Group, Inc.: On January 30, 2008, the Altria Board of Directors announced Altria’s plans to spin off all of its interest in PMI to Altria’s stockholders in a tax-free transaction pursuant to Section 355 of the U.S. Internal Revenue Code (the “Spin-off”). The distribution of all of the PMI shares owned by Altria was made on March 28, 2008 (the “Distribution Date”) to stockholders of record as of the close of business on March 19, 2008 (the “Record Date”). Altria distributed one share of PMI common stock for each share of Altria common stock outstanding as of the Record Date.

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

As stipulated by the Employee Matters Agreement between PMI and Altria, the exercise price of each option was developed to reflect the relative market values of PMI and Altria shares by allocating the price of Altria common stock before the distribution ($73.83) to PMI shares ($51.44) and Altria shares ($22.39), and then multiplying each of these allocated values by the Option Conversion Ratio. The Option Conversion Ratio was equal to the exercise price of the Altria option, prior to any adjustment for the distribution, divided by $73.83. As a result, the new PMI option and the adjusted Altria option have an aggregate intrinsic value equal to the intrinsic value of the pre-split Altria option.

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

        To the extent that employees of Altria and its remaining subsidiaries received PMI stock options, Altria reimbursed PMI in cash for the Black-Scholes fair value of the stock options received. To the extent that employees of PMI or its subsidiaries held Altria stock options, PMI reimbursed Altria in cash for the Black-Scholes fair value of the stock options. To the extent that employees of Altria and its remaining subsidiaries received PMI deferred stock, Altria paid PMI the fair value of the PMI deferred stock less the value of projected forfeitures. To the extent that employees of PMI or its subsidiaries held Altria restricted stock or deferred stock, PMI reimbursed Altria in cash for the fair value of the restricted or deferred stock less the value of projected forfeitures and any amounts previously charged to PMI for the restricted or deferred stock. Based upon the number of Altria stock awards outstanding at the Distribution Date, the net amount of these reimbursements resulted in a payment of $449 million from Altria to PMI. This reimbursement from Altria is reflected as an increase to the additional paid-in capital of PMI on the December 31, 2008 consolidated balance sheet.

Prior to the Spin-off, PMI was included in the Altria consolidated federal income tax return, and federal income tax contingencies were recorded as liabilities on the balance sheet of Altria. In April 2008, Altria reimbursed PMI in cash for these liabilities, which were $97 million.

Prior to the Spin-off, certain employees of PMI participated in the U.S. benefit plans offered by Altria. After the Distribution Date, the benefits previously provided by Altria are now provided by PMI. As a result, new plans have been established by PMI, and the related plan assets (to the extent that the benefit plans were previously funded) and liabilities have been transferred to the new plans. The transfer of these benefits resulted in PMI recording additional liabilities of $103 million in its consolidated balance sheet, partially offset by the related deferred tax assets ($22 million) and an adjustment to stockholders’ equity ($26 million). During 2008, Altria paid PMI $55 million related to the transfer of these benefits.

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

•        Corporate services: Through March 28, 2008, Altria’s subsidiary, Altria Corporate Services, Inc. (“ALCS”), provided PMI with various services, including certain planning, legal, treasury, accounting, auditing, risk management, human resources, office of the secretary, corporate affairs, information technology and tax services. Billings for these services, which were based on the estimated cost to ALCS to provide such services and a management fee, were $13 million and $127 million for the years ended December 31, 2008 and 2007, respectively. PMI believes that the billings were reasonable based on the level of support provided by ALCS and that they reflect all services provided. These costs were paid monthly to ALCS. The effects of these transactions were included in operating cash flows in PMI’s consolidated statements of cash flows. On March 28, 2008, PMI entered into a Transition Services Agreement and an Employee Matters Agreement to provide certain transition services after the Spin-off and to govern Altria and PMI’s respective obligations with respect to employees and the related compensation and benefit plans. As discussed in Note 11. Income Taxes, Altria and PMI also entered into a Tax Sharing Agreement to govern the parties’ respective rights and obligations with regards to taxes.

On March 28, 2008, PMI Global Services Inc. purchased from ALCS, at a fair market value of $108 million, a subsidiary of ALCS, the principal assets of which were two Gulfstream airplanes. Given that the purchase was from an entity under common control, the planes were recorded at book value ($89 million) and a portion of the purchase price ($19 million) was treated as a dividend to Altria.

•        Operations: Prior to 2009, PMI had contracts with Philip Morris USA Inc. (“PM USA”), a U.S. tobacco subsidiary of Altria, for the purchase of U.S.-grown tobacco leaf, the contract manufacture of cigarettes for export from the United States and certain research and development activities. Billings for services were generally based upon PM USA’s cost to provide such services, plus a service fee. The cost of leaf purchases was the market price of the leaf plus a service fee. Fees paid have been included in operating cash flows on PMI’s consolidated statements of cash flows.

In 2008, PMI terminated its contract manufacturing arrangement with PM USA and completed the process of shifting all of its PM USA contract manufactured production to PMI facilities in Europe during the fourth quarter of 2008. During the first quarter of 2008, PMI recorded exit costs of $15 million related to the termination of its manufacturing contract with PM USA.

During 2008 and 2007, the goods and services purchased from PM USA were as follows:

	For the Years Ended December 31,
(in millions)	2008	2007
Contract manufacturing, cigarette volume	24,692	57,293

Contract manufacturing expense	$431	$792
Research and development, net of billings to PM USA	(2)	75

Total pre-tax expense	$429	$867

Leaf purchases	$88	$458

Contract manufacturing expense included the cost of cigarettes manufactured for PMI, as well as the cost of PMI’s purchases of reconstituted tobacco and production materials. The expenses shown above also included total service fees of $20 million and $52 million for the years ended December 31, 2008 and 2007, respectively.

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

Net amounts due from/(to) Altria Group, Inc. and affiliates comprised the following at December 31, 2009 and 2008:

	At December 31,
(in millions)	2009	2008
Net receivables from Altria Group, Inc. and affiliates	$69	$69
Payable for services from PM USA		(53)

Due from Altria Group, Inc. and affiliates	$69	$16

The 2009 amount due from Altria Group, Inc. and affiliates is reflected in other assets on the consolidated balance sheet and primarily relates to income taxes for years in which PMI was part of Altria’s consolidated tax return.

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

Note 5.

Asset Impairment and Exit Costs:

During 2009, 2008 and 2007, pre-tax asset impairment and exit costs consisted of the following:

(in millions)	2009	2008	2007
Separation programs:
European Union	$29	$66	$137
Eastern Europe, Middle East and Africa			12
Asia			28
Latin America & Canada		3	18

Total separation programs	29	69	195

Contract termination charges:
Eastern Europe, Middle East and Africa		1
Asia		14

Total contract termination charges	—	15	—

General corporate	—	—	13

Asset impairment and exit costs	$29	$84	$208

•        Manufacturing Optimization Program: As previously discussed in Note 4. Transactions with Altria Group, Inc., PMI terminated its contract manufacturing arrangement with PM USA in 2008 and completed the process of shifting all of its PM USA contract manufactured production to PMI facilities in Europe during the fourth quarter of 2008. During the first quarter of 2008, PMI recorded exit costs of $15 million related to the termination of its manufacturing contract with PM USA.

•        Asset Impairment and Exit Costs: PMI recorded pre-tax asset impairment and exit cost charges of $29 million, $84 million, and $208 million (including the charges associated with the Manufacturing Optimization Program discussed above) for the years ended December 31, 2009, 2008 and 2007, respectively. The pre-tax separation program charges primarily related to severance costs. In 2007, asset impairment and exit costs of $208 million included general corporate pre-tax charges of $13 million related to fees associated with the Spin-off.

Cash payments related to exit costs at PMI were $56 million, $99 million and $131 million for the years ended December 31, 2009, 2008 and 2007, respectively. Future cash payments for exit costs incurred to date are expected to be approximately $84 million, which will be substantially paid by 2012.

The movement in the exit cost liabilities for PMI was as follows:

(in millions)
Liability balance, January 1, 2008	$202
Charges	84
Cash spent	(99)
Currency/other	(72)

Liability balance, December 31, 2008	$115
Charges	29
Cash spent	(56)
Currency/other	(4)

Liability balance, December 31, 2009	$84

Note 6.

Acquisitions:

•        Rothmans: In October 2008, PMI completed the acquisition of Rothmans Inc. (“Rothmans”), which is located in Canada, for CAD $2.0 billion (approximately $1.9 billion based on exchange rates prevailing at the time of the acquisition). Prior to being acquired by PMI, Rothmans’ sole holding was a 60% interest in Rothmans, Benson & Hedges Inc. (“RBH”). The remaining 40% interest in RBH was owned by PMI. From January 2008 to September 2008, PMI recorded equity earnings on its equity interest in RBH. After the completion of the acquisition, Rothmans became a wholly-owned subsidiary of PMI and, as a result, PMI recorded all of Rothmans’ earnings during the fourth quarter of 2008. Rothmans contributed $187 million of incremental operating income and $80 million of incremental net earnings attributable to PMI during the year ended December 31, 2009.

The final allocation of purchase price to Rothmans assets and liabilities at December 31, 2009 was principally as follows:

(in billions)
Goodwill	$1.9
Acquired cash	0.3
Inventories	0.2
Definite-lived trademarks	0.3
Fixed assets	0.1
Other assets	0.1

Total assets	2.9

Short-term debt	0.2
Accrued settlement costs	0.4
Other liabilities	0.4

Total liabilities	1.0

Cash paid for Rothmans	$1.9

•        Mexico: In November 2007, PMI acquired an additional 30% interest in its Mexican tobacco business from Grupo Carso, S.A.B. de C.V., (“Grupo Carso”), which increased PMI’s ownership interest to 80%, for $1.1 billion. After this transaction was completed, Grupo Carso retained a 20% interest in the business. A director of PMI has an affiliation with Grupo Carso. PMI also entered into an agreement with Grupo Carso which provides the basis for PMI to potentially acquire, or for Grupo Carso to potentially sell to PMI, Grupo Carso’s remaining 20% in the future. During 2008, the allocation of purchase price was completed.

•        Other: In September 2009, PMI acquired Swedish Match South Africa (Proprietary) Limited, for ZAR 1.93 billion (approximately $256 million based on exchange rates prevailing at the time of the acquisition), including acquired cash. The final allocation of purchase price was primarily to goodwill ($163 million), definite-lived trademarks ($40 million), acquired cash ($36 million) and the distribution network ($19 million).

In February 2009, PMI purchased the Petterøes tobacco business. Assets purchased consisted primarily of definite-lived trademarks primarily sold in Norway and Sweden.

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

The effect of these other acquisitions presented above was not material to PMI’s consolidated financial position, results of operations or operating cash flows in any of the periods presented.

In July 2009, PMI announced that it had entered into an agreement to purchase 100% of the shares of privately-owned Colombian cigarette manufacturer, Productora Tabacalera de Colombia, Protabaco Ltda., for $452 million. The transaction, which is subject to competition authority approval and final confirmatory due diligence, is expected to close in the first half of 2010.

Note 7.

Indebtedness:

•        Short-Term Borrowings: At December 31, 2009 and 2008, PMI’s short-term borrowings and related average interest rates consisted of the following:

	2009		2008
(in millions)	Amount Outstanding	Average Year-End Rate	Amount Outstanding	Average Year-End Rate
Commercial paper	$1,350	0.2%	$1,020	1.3%
Bank loans	312	7.8	375	12.0
Amount reclassified as long-term debt			(1,020)

	$1,662		$375

Given the mix of subsidiaries and their respective local economic environments, the average interest rate for bank loans above can vary significantly from day to day and country to country.

The fair values of PMI’s short-term borrowings at December 31, 2009 and 2008, based upon current market interest rates, approximate the amounts disclosed above.

•        Long-Term Debt: At December 31, 2009 and 2008, PMI’s long-term debt consisted of the following:

(in millions)	2009	2008
Short-term borrowings, reclassified as long-term debt	$—	$1,020
Notes, 4.875% to 6.875% (average interest rate 5.796%), due through 2038	7,199	7,193
Foreign currency obligations:
Euro notes payable (average interest rate 5.240%), due through 2016	5,378	2,484
Swiss franc notes payable (average interest rate 3.625%), due through 2013	969	473
Other (average interest rate 2.937%), due through 2014	208	416

	13,754	11,586
Less current portion of long-term debt	82	209

	$13,672	$11,377

Debt offerings in 2009

In March 2009, PMI issued Euro 2.0 billion (approximately $2,556 million) of notes under its Euro Medium Term Note Program. The Euro notes bear the following terms:

•	Euro 1.25 billion total principal due March 2012 at a fixed interest rate of 4.250%. Interest is payable annually beginning March 23, 2010.

•	Euro 750 million total principal due March 2016 at a fixed interest rate of 5.750%. Interest is payable annually beginning March 24, 2010.

In March 2009, PMI also issued CHF 500 million (approximately $431 million) of 3.250% bonds, due in March 2013.

Other debt

Other foreign debt above also includes $187 million and $306 million at December 31, 2009 and 2008, respectively, of capital lease obligations associated with PMI’s vending machine distribution network in Japan.

Aggregate maturities

Aggregate maturities of long-term debt are as follows:

(in millions)
2010	$82
2011	1,500
2012	2,336
2013	2,506
2014	1,252
2015-2019	4,665
2020-2024
Thereafter	1,500

13,841
Debt discounts	(87)

Total long-term debt	$13,754

See Note 16. Fair Value Measurements for additional disclosures related to the fair value of PMI’s debt.

•        Credit Lines: At December 31, 2009, PMI’s committed credit lines were as follows:

	Committed Credit Lines	Commercial Paper
Type
(in billions of dollars)
3-year revolving credit, expiring December 4, 2010	$0.9
5-year revolving credit, expiring December 4, 2012	2.7
Euro 5-year revolving credit, expiring May 12, 2010	2.8

Total facilities	$6.4

Commercial paper outstanding		$1.4

At December 31, 2009, there were no borrowings under the committed credit lines.

These facilities require PMI to maintain a ratio of earnings before interest, taxes, depreciation and amortization (“EBITDA”) to interest of not less than 3.5 to 1.0 on a rolling twelve month basis. At December 31, 2009, PMI’s ratio calculated in accordance with the agreements was 13.7 to 1.0. These facilities do not include any credit rating triggers, material adverse change clauses or any provisions that could require PMI to post collateral. These facilities can be used to support the issuance of commercial paper in Europe and the United States.

In addition to the credit lines shown above, certain PMI subsidiaries maintain credit lines to meet their respective working capital needs. These credit lines, which amounted to approximately $2.3 billion at December 31, 2009, are for the sole use of the subsidiaries. Borrowings on these lines amounted to $312 million and $375 million at December 31, 2009 and 2008, respectively.

Note 8.

Capital Stock:

As discussed in Note 1. Background and Basis of Presentation, on March 28, 2008, Altria completed the distribution of one share of PMI common stock for each share of Altria common stock outstanding as of the Record Date. As a result, PMI had 2,108,901,789 shares of common stock outstanding immediately following the distribution. PMI commenced a $13.0 billion two-year share repurchase program on May 1, 2008. Since the inception of this program, the total repurchases through December 31, 2009 were 236.5 million shares for $10.9 billion ($46.20 per share). On February 11, 2010, PMI announced that its Board of Directors authorized a new share repurchase program of $12 billion over three years. The new program will commence in May 2010 after the completion of the two-year $13 billion program that began on May 1, 2008.

Shares of authorized common stock are 6.0 billion; issued, repurchased and outstanding shares after the distribution by Altria were as follows:

	Shares Issued	Shares Repurchased	Shares Outstanding

Balances, March 28, 2008	2,108,901,789	—	2,108,901,789
Repurchase of shares		(106,775,475)	(106,775,475)
Exercise of stock options and issuance of other stock awards	414,542	4,722,204	5,136,746

Balances, December 31, 2008	2,109,316,331	(102,053,271)	2,007,263,060
Repurchase of shares		(129,732,863)	(129,732,863)
Exercise of stock options and issuance of other stock awards		9,634,306	9,634,306

Balances, December 31, 2009	2,109,316,331	(222,151,828)	1,887,164,503

At December 31, 2009, 55,003,149 shares of common stock were reserved for stock options and other stock awards under PMI’s stock plans, and 250 million shares of preferred stock, without par value, were authorized but unissued. PMI currently has no plans to issue any shares of preferred stock.

Note 9.

Stock Plans:

•        Performance Incentive Plan and Stock Compensation Plan for Non-Employee Directors: Under the Philip Morris International Inc. 2008 Performance Incentive Plan (the “Plan”), PMI may grant to certain eligible employees stock options, stock appreciation rights, restricted stock, restricted stock units and deferred stock units and other stock-based awards based on PMI’s common stock, as well as performance-based incentive awards. Up to 70 million shares of PMI’s common stock may be issued under the Plan. At March 31, 2008, approximately 34.1 million shares were granted under the Plan to reflect PMI’s Spin-off from Altria. At December 31, 2009, 33,811,948 shares were available for grant under the Plan.

PMI has also adopted the Philip Morris International Inc. 2008 Stock Compensation Plan for Non-Employee Directors (the “Non-Employee Directors Plan”). A non-employee director is defined as each member of the PMI Board of Directors who is not a full-time employee of PMI or of any corporation in which PMI owns, directly or indirectly, stock possessing at least 50% of the total combined voting power of all classes of stock entitled to vote in the election of directors in such corporation. Up to 1,000,000 shares of PMI common stock may be awarded under the Non-Employee Directors Plan. As of December 31, 2009, 866,494 shares were available for grant under the plan.

Stock Option Plan

In connection with the PMI Spin-off, Altria employee stock options were modified through the issuance of PMI employee stock options and the adjustment of the stock option exercise prices for the Altria awards. As a result of these modifications, the aggregate intrinsic value of the PMI and Altria stock options immediately after the Spin-off was not greater than the aggregate intrinsic value of the Altria stock options before the Spin-off. Since the Black-Scholes fair values of the awards immediately before and immediately after the Spin-off were equivalent, as measured in accordance with the FASB authoritative guidance for Stock Compensation, no incremental compensation expense was recorded as a result of the modification of the Altria awards.

On March 31, 2008, upon the completion of the conversion of existing Altria stock options, PMI issued 28,336,348 shares subject to option at a weighted-average exercise price of $22.90. At December 31, 2009, the number of PMI shares subject to option were as follows:

	Shares Subject to Option	Weighted- Average Exercise Price	Average Remaining Contractual Term	Aggregate Intrinsic Value

Balances at January 1, 2009	23,298,349	$22.99
Options issued
Options exercised	(9,564,559)	21.21
Options cancelled	(167,616)	31.52

Balances/Exercisable at December 31, 2009	13,566,174	24.10	1 year	$327 million

After the Spin-off, the total intrinsic value of PMI options exercised for the years ended December 31, 2009 and 2008 were $222 million and $147 million, respectively. The total intrinsic value of Altria options exercised by PMI employees during the year ended December 31, 2007 was $80 million.

Prior to the Spin-off, PMI employees solely held Altria stock options. Altria has not granted stock options to employees of PMI since 2002. Under certain circumstances, senior executives who exercised outstanding stock options, using shares to pay the option exercise price and taxes, received Executive Ownership Stock Options (“EOSOs”) equal to the number of shares tendered. This feature ceased in March 2007. During the year ended December 31, 2007, Altria granted 35,278 EOSOs to PMI employees. EOSOs were granted at an exercise price of not less than fair market value on the date of the grant. The weighted-average grant date fair value of Altria EOSOs granted during the year ended December 31, 2007 was $16.46. PMI recorded pre-tax compensation cost related to these Altria stock options totaling $1 million for the year ended December 31, 2007. The fair value of these awards was determined using a modified Black-Scholes methodology using the following weighted-average assumptions:

	Risk-Free Interest Rate	Expected Life	Expected Volatility	Expected Dividend Yield

2007	4.49%	4 years	27.94%	4.07%

Restricted and Deferred Stock Awards

PMI may grant restricted stock and deferred stock awards to eligible employees, giving them in most instances all of the rights of stockholders, except that they may not sell, assign, pledge or otherwise encumber such shares. Such shares are subject to forfeiture if certain employment conditions are not met. Restricted stock and deferred stock awards generally vest on the third anniversary of the grant date.

Upon the conversion of existing Altria awards on March 31, 2008, PMI issued 5,867,974 shares of restricted and deferred stock. During 2009, the activity for restricted stock and deferred stock awards was as follows:

	Number of Shares	Weighted- Average Grant Date Fair Value Per Share

Balances at January 1, 2009	5,329,199	$61.77
Granted	3,833,370	37.01
Vested	(1,471,227)	72.87
Forfeited	(251,799)	56.54

Balances at December 31, 2009	7,439,543	47.00

The weighted-average grant date fair value of the restricted stock and deferred stock awards granted to PMI employees during the years ended December 31, 2009, 2008 and 2007 was $142 million, $102 million and $70 million, or $37.01, $51.44 and $65.59 per restricted or deferred share, respectively. The fair value of the restricted stock and deferred stock awards at the date of grant is amortized to expense ratably over the restriction period. PMI recorded compensation expense for these restricted stock and deferred stock awards of $93 million, $68 million and $55 million for the years ended December 31, 2009, 2008 and 2007. The unamortized compensation expense related to restricted stock and deferred stock awards was $141 million at December 31, 2009 and is expected to be recognized over a weighted-average period of 2 years.

For the year ended December 31, 2009, 1.5 million shares of PMI restricted stock and deferred stock awards vested. Of this amount, 1.0 million shares went to PMI employees and the remainder went to Altria and Kraft Foods Inc. employees who held PMI stock awards as a result of the Spin-off. The grant date fair value of all the vested shares was approximately $107 million. The total fair value of restricted stock and deferred stock awards that vested in 2009 was approximately the same as the grant date fair value. The grant price information for restricted stock and deferred stock awarded prior to January 30, 2008 reflects historical market prices of Altria stock at date of grant and is not adjusted to reflect the Spin-off.

Following the Spin-off from Altria, 0.3 million shares of PMI restricted and deferred stock awards vested in the year ended December 31, 2008. The total fair value of restricted stock and deferred stock awards that vested after the Spin-off in 2008 was approximately $14 million. For the period prior to the Spin-off from Altria in 2008, the total fair value of vested Altria and Kraft Foods Inc. stock awards held by PMI employees was $69 million.

For the year ended December 31, 2007, the total fair value of vested Altria and Kraft Foods Inc. stock awards held by PMI employees was $76 million.

Note 10.

Earnings per Share:

Effective January 1, 2009, PMI adopted the provisions of amended FASB authoritative guidance which requires that unvested share-based payment awards that contain nonforfeitable rights to dividends are participating securities and therefore shall be included in the earnings per share calculation pursuant to the two-class method. This amendment requires the retrospective adjustment of all prior period earnings per share data. The adoption and retrospective application of this amendment did not have a material impact on PMI’s basic and diluted earnings per share (“EPS”).

Basic and diluted EPS were calculated using the following:

	For the Years Ended December 31,
(in millions)	2009	2008	2007
Net earnings attributable to PMI	$6,342	$6,890	$6,038
Less distributed and undistributed earnings attributable to share-based payment awards	23	15

Net earnings for basic and diluted EPS	$6,319	$6,875	$6,038

Weighted-average shares for basic EPS	1,943	2,068	2,109
Plus incremental shares from assumed conversions:
Stock options	7	8

Weighted-average shares for diluted EPS	1,950	2,076	2,109

For the 2009 computation, the number of stock options excluded from the calculation of weighted-average shares for diluted EPS because their effects were antidilutive was immaterial. For the 2008 and 2007 computations, there were no antidilutive stock options.

        As discussed in Note 1. Background and Basis of Presentation, on March 28, 2008, Altria completed the distribution of one share of PMI common stock for each share of Altria common stock outstanding as of the Record Date. As a result, PMI had 2,108,901,789 shares of common stock outstanding immediately following the distribution.

Prior to the Distribution Date, PMI had 150 shares of common stock outstanding. As a result of the distribution, all EPS amounts prior to the Distribution Date were adjusted to reflect the new capital structure of PMI. The same number of shares is being used for both diluted EPS and basic EPS for all periods prior to the Distribution Date as no PMI equity awards were outstanding prior to the Distribution Date.

Note 11.

Income Taxes:

Earnings before income taxes and provision for income taxes consisted of the following for the years ended December 31, 2009, 2008 and 2007:

(in millions)	2009	2008	2007
Earnings before income taxes	$9,243	$9,937	$8,884

Provision for income taxes:
United States federal:
Current	$348	$470	$560
Deferred	(202)	52	72

	146	522	632
State and local	1	(23)	7

Total United States	147	499	639

Outside United States:
Current	2,213	2,335	2,025
Deferred	331	(47)	(94)

Total outside United States	2,544	2,288	1,931

Total provision for income taxes	$2,691	$2,787	$2,570

United States income tax is primarily attributable to repatriation costs.

At December 31, 2009, applicable United States federal income taxes and foreign withholding taxes have not been provided on approximately $14 billion of accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested. The determination of the amount of deferred tax related to these earnings is not practicable.

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

The U.S. federal statute of limitations remains open for the year 2000 and onward with years 2000 to 2003 currently under examination by the IRS. Foreign and U.S. state jurisdictions have statutes of limitations generally ranging from 3 to 5 years. Years still open to examination by foreign tax authorities in major jurisdictions include Germany (2002 onward), Indonesia (2007 onward), Russia (2007 onward) and Switzerland (2007 onward). PMI is currently under examination in various foreign jurisdictions.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in millions)	2009	2008	2007
Balance at January 1,	$160	$163	$165
Additions based on tax positions related to the current year	26	35	25
Additions for tax positions of previous years	1	14
Reductions for tax positions of prior years	(15)	(33)	(17)
Reductions due to lapse of statute of limitations		(2)
Settlements	(2)	(13)	(10)
Other	4	(4)

Balance at December 31,	$174	$160	$163

Unrecognized tax benefits and PMI’s liability for contingent income taxes, interest and penalties were as follows:

(in millions)	December 31, 2009	December 31, 2008	December 31, 2007
Unrecognized tax benefits	$174	$160	$163
Accrued interest and penalties	48	47	53
Tax credits and other indirect benefits	(33)	(34)	(36)

Liability for tax contingencies	$189	$173	$180

The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was $152 million at December 31, 2009. The remainder, if recognized, would principally affect deferred taxes.

PMI recognizes accrued interest and penalties associated with uncertain tax positions as part of the provision for income taxes on the consolidated statements of earnings and as part of income taxes on the consolidated balance sheets. For the years ended December 31, 2009, 2008 and 2007, PMI recognized (income) expense in its consolidated statements of earnings ($1) million, $1 million and $19 million of interest and penalties, respectively.

PMI is regularly examined by tax authorities around the world. It is reasonably possible that within the next 12 months certain examinations will close, which could result in a decrease in unrecognized tax benefits along with related interest and penalties. An estimate of the range of the possible decrease cannot be made at this time.

The effective income tax rate on pre-tax earnings differed from the U.S. federal statutory rate for the following reasons for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
U.S. federal statutory rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:
Foreign rate differences	(8.6)	(9.5)	(9.4)
Dividend repatriation cost	2.5	2.5	2.8
Other	0.2	0.1	0.5

Effective tax rate	29.1%	28.1%	28.9%

The 2008 effective tax rate included the adoption of U.S. income tax regulations proposed in 2008 ($154 million) and the enacted reduction of future corporate income tax rates in Indonesia ($67 million), partially offset by the impact of the after-tax charge of $124 million related to the RBH settlement with the Government of Canada and all ten provinces, and the tax cost of a legal entity restructuring ($45 million). In 2007, PMI recorded tax benefits of $27 million related to the reduction of deferred tax liabilities resulting from future lower tax rates enacted in Germany.

The tax effects of temporary differences that gave rise to deferred income tax assets and liabilities consisted of the following:

	At December 31,
(in millions)	2009	2008
Deferred income tax assets:
Accrued postretirement and postemployment benefits	$210	$181
Accrued pension costs	145	152
Inventory	2	46
Other	291	219

Total deferred income tax assets	648	598

Deferred income tax liabilities:
Trade names	(757)	(639)
Property, plant and equipment	(321)	(276)
Unremitted earnings	(709)	(554)

Total deferred income tax liabilities	(1,787)	(1,469)

Net deferred income tax liabilities	$(1,139)	$(871)

Note 12.

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

PMI’s management evaluates segment performance and allocates resources based on operating companies income, which PMI defines as operating income before general corporate expenses and amortization of intangibles. Interest expense, net, and provision for income taxes are centrally managed and, accordingly, such items are not presented by segment since they are excluded from the measure of segment profitability reviewed by management. Information about total assets by segment is not disclosed because such information is not reported to or used by PMI’s chief operating decision maker. Segment goodwill and other intangible assets, net, are disclosed in Note 3. Goodwill and Other Intangible Assets, net. The accounting policies of the segments are the same as those described in Note 2. Summary of Significant Accounting Policies.

Segment data were as follows:

	For the Years Ended December 31,
(in millions)	2009	2008	2007
Net revenues:
European Union	$28,550	$30,265	$26,829
Eastern Europe, Middle East and Africa	13,865	14,817	12,166
Asia	12,413	12,222	11,097
Latin America & Canada	7,252	6,336	5,151

Net revenues(1)	$62,080	$63,640	$55,243

Earnings before income taxes:
Operating companies income:
European Union	$4,506	$4,738	$4,195
Eastern Europe, Middle East and Africa	2,663	3,119	2,431
Asia	2,436	2,057	1,803
Latin America & Canada	666	520	514
Amortization of intangibles	(74)	(44)	(28)
General corporate expenses	(157)	(142)	(73)
Gain on sale of leasing business			52

Operating income	10,040	10,248	8,894
Interest expense, net	(797)	(311)	(10)

Earnings before income taxes	$9,243	$9,937	$8,884

(1)	Total net revenues attributable to customers located in Germany, PMI’s largest market in terms of net revenues, were $7.9 billion, $8.6 billion and $7.9 billion for the years ended December 31, 2009, 2008 and 2007, respectively.

	For the Years Ended December 31,
(in millions)	2009	2008	2007
Depreciation expense:
European Union	$211	$259	$263
Eastern Europe, Middle East and Africa	206	228	202
Asia	286	244	194
Latin America & Canada	64	62	47

	767	793	706
Other	12	5	14

Total depreciation expense	$779	$798	$720

Capital expenditures:
European Union	$393	$558	$573
Eastern Europe, Middle East and Africa	130	172	202
Asia	116	173	236
Latin America & Canada	72	65	58

	711	968	1,069
Other	4	131	3

Total capital expenditures	$715	$1,099	$1,072

	At December 31,
(in millions)	2009	2008	2007
Long-lived assets:
European Union	$3,319	$3,180	$3,440
Eastern Europe, Middle East and Africa	1,260	1,307	1,569
Asia	1,452	1,458	1,494
Latin America & Canada	549	466	485

	6,580	6,411	6,988
Other	197	137	18

Total long-lived assets	$6,777	$6,548	$7,006

Long-lived assets consist of non-current assets other than goodwill, other intangible assets, net, and deferred tax assets. Total long-lived assets located in Switzerland were $976 million, $929 million and $875 million at December 31, 2009, 2008 and 2007, respectively.

Items affecting the comparability of results from operations were as follows:

•	Asset Impairment and Exit Costs— See Note 5. Asset Impairment and Exit Costs, for a breakdown of asset impairment and exit costs by segment.

•

Colombian Investment and Cooperation Agreement charge— During the second quarter of 2009, PMI recorded a pre-tax charge of $135 million related to the Investment and Cooperation Agreement in Colombia. The charge was recorded in the operating companies income of the Latin America & Canada segment. See Note 18. Colombian Investment and Cooperation Agreement for additional information.

•

Equity Loss from RBH Legal Settlement— During the second quarter of 2008, PMI recorded a $124 million charge related to the RBH settlement with the Government of Canada and all ten provinces. This charge was recorded in the operating companies income of the Latin America & Canada segment. See Note 19. RBH Legal Settlement for additional information.

•

Charge related to previous distribution agreement in Canada— During the third quarter of 2008, PMI recorded a pre-tax charge of $61 million related to a previous distribution agreement in Canada. This charge was recorded in the operating companies income of the Latin America & Canada segment.

•

Gain on Sale of Business— During 2007, PMI sold its leasing business, managed by PMCC, Altria’s financial services subsidiary, for a pre-tax gain of $52 million. See Note 4. Transactions with Altria Group, Inc. for additional information.

•	Acquisitions— See Note 6. Acquisitions.

Note 13.

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

In December 2008, PMI adopted the provisions of amended FASB authoritative guidance for Retirement Benefits that requires an entity to measure plan assets and benefit obligations as of the date of its fiscal year-end statement of financial position. Prior to this adoption, PMI historically used September 30 to measure its non-U.S. pension plans. The change of measurement date from September 30 to December 31 resulted in a net charge to stockholders’ equity of $9 million at December 31, 2008.

The amounts recorded in accumulated other comprehensive earnings (losses) at December 31, 2009 consisted of the following:

	Pension	Post- retirement	Post- employment	Total
(in millions)
Net losses	$(1,174)	$(27)	$(463)	$(1,664)
Prior service cost	(72)	4		(68)
Net transition obligation	(9)			(9)
Deferred income taxes	184	9	140	333

Amounts to be amortized	$(1,071)	$(14)	$(323)	$(1,408)

The amounts recorded in accumulated other comprehensive earnings (losses) at December 31, 2008 consisted of the following:

	Pension	Post- retirement	Post- employment	Totals
(in millions)
Net losses	$(1,385)	$(23)	$(306)	$(1,714)
Prior service cost	(30)	6		(24)
Net transition obligation	(9)			(9)
Deferred income taxes	190	7	106	303

Amounts to be amortized	$(1,234)	$(10)	$(200)	$(1,444)

The amounts recorded in accumulated other comprehensive earnings (losses) at December 31, 2007 consisted of the following:

	Pension	Post- employment	Total
(in millions)
Net losses	$(24)	$(78)	$(102)
Prior service cost	(31)		(31)
Net transition obligation	(11)		(11)
Deferred income taxes	17	27	44

Amounts to be amortized	$(49)	$(51)	$(100)

The movements in other comprehensive earnings (losses) during the year ended December 31, 2009 were as follows:

	Pension	Post- retirement	Post- employment	Total
(in millions)
Amounts transferred to earnings as components of net periodic benefit cost:
Amortization:
Net losses	$38	$1	$23	$62
Prior service cost	6			6
Other income/expense:
Net losses	4			4
Prior service cost	(2)			(2)
Deferred income taxes	(9)		(7)	(16)

	37	1	16	54

Other movements during the year:
Net gains (losses)	169	(5)	(180)	(16)
Prior service cost	(46)	(2)		(48)
Deferred income taxes	3	2	41	46

	126	(5)	(139)	(18)

Total movements in other comprehensive earnings/losses	$163	$(4)	$(123)	$36

The movements in other comprehensive earnings (losses) during the year ended December 31, 2008 were as follows:

	Pension	Post- retirement	Post- employment	Total
(in millions)
Amounts transferred to earnings as components of net periodic benefit cost:
Amortization:
Net losses	$7	$1	$7	$15
Prior service cost	6	(1)		5
Other income/expense:
Net losses	24			24
Deferred income taxes	(9)		(2)	(11)

	28	—	5	33

Other movements during the year:
Net losses	(1,392)	(24)	(235)	(1,651)
Prior service cost	(5)	7		2
Net transition obligation	2			2
Deferred income taxes	182	7	81	270

	(1,213)	(10)	(154)	(1,377)

Total movements in other comprehensive earnings/losses	$(1,185)	$(10)	$(149)	$(1,344)

•	Pension Plans

Obligations and Funded Status

The benefit obligations, plan assets and funded status of PMI’s pension plans at December 31, 2009 and 2008, were as follows:

	U.S. Plans		Non-U.S. Plans
(in millions)	2009	2008	2009	2008
Benefit obligation at January 1	$282	$—	$3,979	$3,477
Service cost	6	10	135	136
Interest cost	17	16	176	169
Benefits paid	(20)	(10)	(143)	(181)
Termination, settlement and curtailment	6	2	(9)	(31)
Assumption changes	3	7	190	9
Measurement date change				63
Actuarial (gains) losses	(6)	7	79	(14)
Transfer from Altria		221
Currency			103	18
Acquisition				227
Other		29	79	106

Benefit obligation at December 31	288	282	4,589	3,979

Fair value of plan assets at January 1	163	—	3,053	3,687
Actual return on plan assets	28	(38)	674	(1,003)
Employer contributions	26	2	532	260
Employee contributions			33	43
Benefits paid	(20)	(10)	(143)	(181)
Termination, settlement and curtailment			(8)	(51)
Transfer from Altria		209
Currency			99	33
Acquisition				231
Other				34

Fair value of plan assets at December 31	197	163	4,240	3,053

Net pension liability recognized at December 31	$(91)	$(119)	$(349)	$(926)

At December 31, 2009 and 2008, the combined U.S. and non-U.S. pension plans resulted in a net pension liability of $440 million and $1,045 million, respectively. These amounts were recognized in PMI’s consolidated balance sheets at December 31, 2009 and 2008, as follows:

(in millions)	2009	2008
Other assets	$153	$47
Accrued liabilities — employment costs	(19)	(8)
Long-term employment costs	(574)	(1,084)

	$(440)	$(1,045)

The accumulated benefit obligation, which represents benefits earned to date, for the U.S. pension plans was $255 million and $244 million at December 31, 2009 and 2008, respectively. The accumulated benefit obligation for non-U.S. pension plans was $4,010 million and $3,468 million at December 31, 2009 and 2008, respectively.

For U.S. pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation and accumulated benefit obligation were $74 million and $61 million, respectively, as of December 31, 2009. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $282 million, $244 million and $163 million, respectively, as of December 31, 2008. The underfunding relates to plans for salaried employees that cannot be funded under IRS regulations. For non-U.S. plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $282 million, $210 million, and $43 million, respectively, as of December 31, 2009, and $2,671 million, $2,294 million, and $1,749 million, respectively, as of December 31, 2008.

The following weighted-average assumptions were used to determine PMI’s benefit obligations at December 31:

	U.S. Plans		Non-U.S. Plans
	2009	2008	2009	2008
Discount rate	5.90%	6.10%	4.33%	4.68%
Rate of compensation increase	4.50	4.50	3.21	3.34

The discount rate for PMI’s U.S. plans is based on an index of high-quality corporate bonds with durations that match the benefit obligations. The discount rate for PMI’s non-U.S. plans was developed from local bond indices that match local benefit obligations as closely as possible.

Components of Net Periodic Benefit Cost

Net periodic pension cost consisted of the following for the years ended December 31, 2009, 2008 and 2007:

	U.S. Plans		Non-U.S. Plans
(in millions)	2009	2008	2009	2008	2007
Service cost	$6	$10	$135	$136	$136
Interest cost	17	16	176	169	131
Expected return on plan assets	(15)	(14)	(234)	(260)	(219)
Amortization:
Net losses	3	2	35	5	25
Prior service cost	1	1	5	5	5
Termination, settlement and curtailment	9	2	(2)	44	42

Net periodic pension cost	$21	$17	$115	$99	$120

Termination, settlement and curtailment charges were due primarily to early retirement programs.

For the combined U.S. and non-U.S. pension plans, the estimated net loss and prior service cost that are expected to be amortized from accumulated other comprehensive earnings into net periodic benefit cost during 2010 are $45 million and $10 million, respectively.

The following weighted-average assumptions were used to determine PMI’s net pension cost:

	U.S. Plans		Non-U.S. Plans
	2009	2008	2009	2008	2007
Discount rate	6.10%	6.28%	4.68%	4.66%	3.88%
Expected rate of return on plan assets	7.20	7.40	6.89	7.01	7.05
Rate of compensation increase	4.50	4.50	3.34	3.26	3.21

PMI’s expected rate of return on plan assets is determined by the plan assets’ historical long-term investment performance, current asset allocation and estimates of future long-term returns by asset class.

PMI and certain of its subsidiaries sponsor defined contribution plans. Amounts charged to expense for defined contribution plans totaled $42 million, $36 million and $20 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Plan Assets

PMI’s investment strategy for U.S. and non-U.S. plans is based on an expectation that equity securities will outperform debt securities over the long term. Accordingly, the target allocation of PMI’s plan assets is broadly characterized as approximately a 60%/40% split between equity and debt securities. The strategy primarily utilizes indexed U.S. equity securities, international equity securities and investment grade debt securities. PMI’s plans have no investments in hedge funds, private equity or derivatives. PMI attempts to mitigate investment risk by rebalancing between equity and debt asset classes once a year or as PMI’s contributions and benefit payments are made.

        In December 2009, PMI adopted the provisions of amended FASB authoritative guidance for Retirement Benefits which expands the benefit plan asset disclosure requirements, including employers’ investment strategies, major categories of plan assets, concentrations of risk within plan assets and the valuation techniques used to measure the fair values of plan assets.

The fair value of PMI’s pension plan assets at December 31, 2009 by asset category was as follows:

Asset Category (in millions)	At December 31, 2009	Quoted Prices In Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$93	$93	$—	$—
Equity securities:
U.S. securities	99	99
International securities	913	913
Investment funds(a)	2,304	779	1,525
International government bonds	949	949
Corporate bonds	54	54
Other	25	25

Total	$4,437	$2,912	$1,525	$—

(a)	Investment funds whose objective seeks to replicate the returns and characteristics of specified market indices, (primarily MSCI — Europe, Switzerland, North America, Asia Pacific, Japan, Russell 3000, S&P 500 for equities; and Citigroup EMU, Citigroup Switzerland and Barclays U.S. for bonds), primarily consist of mutual funds, common trust funds and commingled funds. Of these funds, 72% are invested in U.S. and international equities; 16% are invested in U.S. and international government bonds; 7% are invested in corporate bonds; and 5% are invested in real estate and other money markets.

See Note 16. Fair Value Measurements for a discussion of the fair value of pension plan assets.

PMI presently makes, and plans to make, contributions, to the extent that they are tax deductible and to meet specific funding requirements of its funded U.S. and non-U.S. plans. Currently, PMI anticipates making contributions of approximately $230 million in 2010 to its pension plans, based on current tax and benefit laws. However, this estimate is subject to change as a result of changes in tax and other benefit laws, as well as asset performance significantly above or below the assumed long-term rate of return on pension assets, or changes in interest rates.

The estimated future benefit payments from PMI pension plans at December 31, 2009, were as follows:

(in millions)	U.S. Plans	Non-U.S. Plans
2010	$20	$164
2011	14	169
2012	47	175
2013	14	182
2014	15	192
2015 – 2019	97	1,156

•        Postretirement Benefit Plans

Net postretirement health care costs consisted of the following for the years ended December 31, 2009 and 2008:

	U.S. Plans		Non-U.S. Plans
(in millions)	2009	2008	2009	2008
Service cost	$2	$2	$2	$1
Interest cost	5	5	4	2
Amortization:
Net losses	1	1
Prior service cost		(1)
Other				(1)

Net postretirement health care costs	$8	$7	$6	$2

The following weighted-average assumptions were used to determine PMI’s net postretirement costs for the years ended December 31, 2009 and 2008:

	U.S. Plans		Non-U.S. Plans
	2009	2008	2009	2008
Discount rate	6.10%	6.28%	5.82%	5.57%
Health care cost trend rate	8.00	8.00	7.09	6.97

PMI’s postretirement health care plans are not funded. The changes in the accumulated benefit obligation and net amount accrued at December 31, 2009 and 2008 were as follows:

	U.S. Plans		Non-U.S. Plans
(in millions)	2009	2008	2009	2008
Accumulated postretirement benefit obligation at January 1	$90	$—	$68	$34
Service cost	2	2	2	1
Interest cost	5	5	4	2
Benefits paid	(3)	(3)	(4)	(2)
Assumption changes	2	6	7	(3)
Actuarial (gains) losses	(4)	10	1	(3)
Transfer from Altria		70
Currency			5	(5)
Acquisition				33
Other				11

Accumulated postretirement benefit obligation at December 31	$92	$90	$83	$68

The current portion of PMI’s accrued postretirement health care costs of $9 million and $6 million at December 31, 2009 and 2008, respectively, is included in accrued employment costs on the consolidated balance sheet.

The following weighted-average assumptions were used to determine PMI’s postretirement benefit obligations at December 31, 2009 and 2008:

	U.S. Plans		Non-U.S. Plans
	2009	2008	2009	2008
Discount rate	5.90%	6.10%	5.99%	5.82%
Health care cost trend rate assumed for next year	7.50	8.00	7.14	7.09
Ultimate trend rate	5.00	5.00	4.86	5.00
Year that rate reaches the ultimate trend rate	2015	2015	2029	2016

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care trend rates would have the following effects as of December 31, 2009:

	One-Percentage- Point Increase	One-Percentage- Point Decrease
Effect on total service and interest cost	19.5%	(15.1)%
Effect on postretirement benefit obligation	14.6	(11.7)

PMI’s estimated future benefit payments for its postretirement health care plans at December 31, 2009, were as follows:

(in millions)	U.S. Plans	Non-U.S. Plans
2010	$4	$5
2011	4	4
2012	5	4
2013	5	4
2014	5	4
2015 – 2019	28	22

•        Postemployment Benefit Plans

PMI and certain of its subsidiaries sponsor postemployment benefit plans covering substantially all salaried and certain hourly employees. The cost of these plans is charged to expense over the working life of the covered employees. Net postemployment costs consisted of the following:

	For the Years Ended December 31,
(in millions)	2009	2008	2007
Service cost	$16	$7	$7
Interest cost	22	9	9
Amortization of net loss	23	7	7
Other expense	57	151	226

Net postemployment costs	$118	$174	$249

During 2009, 2008 and 2007, certain salaried employees left PMI under separation programs. These programs resulted in incremental postemployment costs, which are included in other expense, above.

The estimated net loss for the postemployment benefit plans that will be amortized from accumulated other comprehensive earnings into net postemployment costs during 2010 is approximately $39 million.

The changes in the benefit obligations of the plans at December 31, 2009 and 2008 were as follows:

(in millions)	2009	2008
Accrued postemployment costs at January 1	$539	$418
Service cost	16	7
Interest cost	22	9
Benefits paid	(185)	(205)
Actuarial losses	180	235
Other	58	75

Accrued postemployment costs at December 31	$630	$539

The accrued postemployment costs were determined using a weighted-average discount rate of 8.6% and 9.6% in 2009 and 2008, respectively, an assumed ultimate annual weighted-average turnover rate of 2.1% and 4.0% in 2009 and 2008, respectively, assumed compensation cost increases of 4.5% in 2009 and 2008, and assumed benefits as defined in the respective plans. Postemployment costs arising from actions that offer employees benefits in excess of those specified in the respective plans are charged to expense when incurred.

Note 14.

Additional Information:

	For the Years Ended December 31,
(in millions)	2009	2008	2007
Research and development expense	$335	$334	$362

Advertising expense	$387	$436	$429

Interest expense	$905	$528	$268
Interest income	(108)	(217)	(258)

Interest expense, net	$797	$311	$10

Rent expense	$258	$226	$237

Minimum rental commitments under non-cancelable operating leases in effect at December 31, 2009, were as follows:

(in millions)
2010	$189
2011	114
2012	81
2013	57
2014	45
Thereafter	279

$765

Note 15.

Financial Instruments:

•        Overview: PMI operates in markets outside of the United States, with manufacturing and sales facilities in various locations around the world. PMI utilizes certain financial instruments to manage foreign currency exposure. Derivative financial instruments are used by PMI principally to reduce exposures to market risks resulting from fluctuations in foreign exchange rates by creating offsetting exposures. PMI is not a party to leveraged derivatives and, by policy, does not use derivative financial instruments for speculative purposes. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedging instrument and the item being hedged, both at inception and throughout the hedged period. PMI formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of the forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction would not occur, the gain or loss would be recognized in earnings. PMI reports its net transaction losses and its net transaction gains in marketing, administration and research costs on the consolidated statements of earnings.

PMI uses forward foreign exchange contracts, foreign currency swaps and foreign currency options, hereafter collectively referred to as foreign exchange contracts, to mitigate its exposure to changes in exchange rates from third-party and intercompany actual and forecasted transactions. The primary currencies to which PMI is exposed include the Euro, Indonesian rupiah, Japanese yen, Mexican peso, Russian ruble, Swiss franc and Turkish lira. At December 31, 2009 and 2008, PMI had contracts with aggregate notional amounts of $13.9 billion and $17.8 billion, respectively. Of the $13.9 billion aggregate notional amount at December 31, 2009, $3.2 billion related to cash flow hedges, $1.3 billion related to hedges of net investments in foreign operations and $9.4 billion related to other derivatives that primarily offset currency exposures on intercompany financing. Of the $17.8 billion aggregate notional amount at December 31, 2008, $2.1 billion related to cash flow hedges, $0.4 billion related to fair value hedges, $1.7 billion related to hedges of net investments in foreign operations and $13.6 billion related to other derivatives that primarily offset currency exposures on intercompany financing.

The fair value of PMI’s foreign exchange contracts as of December 31, 2009, was as follows:

	Asset Derivatives		Liability Derivatives
(in millions)	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Foreign exchange contracts designated as hedging instruments	Other current assets	$140	Other accrued liabilities	$27
Foreign exchange contracts not designated as hedging instruments	Other current assets	71	Other accrued liabilities	107

Total Derivatives		$211		$134

Hedging activities, which represent movement in derivatives as well as the respective underlying transactions, had the following effect on PMI’s consolidated statements of earnings and other comprehensive earnings for the year ended December 31, 2009:

	For the Year Ended December 31, 2009
Gain (Loss) (in millions)	Cash Flow Hedges	Fair Value Hedges	Net Investment Hedges	Other Derivatives	Income Taxes	Total
Statement of Earnings:
Net revenues	$65	$—		$—		$65
Cost of sales	(11)					(11)
Marketing, administration and research costs	13			(1)		12

Operating income	67	—		(1)		66
Interest expense, net	(94)	37		(5)		(62)

Earnings before income taxes	(27)	37		(6)		4
Provision for income taxes	1	(3)		3		1

Net earnings attributable to PMI	$(26)	$34		$(3)		$5

Other Comprehensive Earnings:
Losses transferred to earnings	$27				$(1)	$26
Recognized	68				(7)	61

Net impact	$95				$(8)	$87

Cumulative translation adjustment			$(57)		$14	$(43)

Each type of hedging activity is described in greater detail below.

•         Cash Flow Hedges: PMI has entered into foreign exchange contracts to hedge foreign currency exchange risk related to certain forecasted transactions. The effective portion of unrealized gains and losses associated with qualifying cash flow hedge contracts is deferred as a component of accumulated other comprehensive earnings (losses) until the underlying hedged transactions are reported in PMI’s consolidated statements of earnings. During the years ended December 31, 2009, 2008 and 2007, ineffectiveness related to cash flow hedges was not material. As of December 31, 2009, PMI has hedged forecasted transactions for periods not exceeding the next twelve months. The impact of these hedges is included in operating cash flows on PMI’s consolidated statement of cash flows.

For the year ended December 31, 2009, foreign exchange contracts that were designated as cash flow hedging instruments impacted the consolidated statements of earnings and other comprehensive earnings as follows:

(pre-tax, in millions)	For the Year Ended December 31, 2009
Derivatives in Cash Flow Hedging Relationship	Statement of Earnings Classification of Gain/(Loss) on Derivative	Amount of Gain/(Loss) Recognized in Earnings on Derivative	Statement of Earnings Classification of Gain/(Loss) Reclassified from Other Comprehensive Earnings into Earnings	Amount of Gain/(Loss) Reclassified from Other Comprehensive Earnings into Earnings	Amount of Gain/(Loss) Recognized in Other Comprehensive Earnings on Derivative
Foreign exchange contracts					$68
			Net revenues	$65
			Cost of sales	(11)
			Marketing, administration and research costs	13
			Interest expense, net	(94)

Total				$(27)	$68

•        Fair Value Hedges: PMI has entered into foreign exchange contracts to hedge the foreign currency exchange risk related to an intercompany loan between subsidiaries. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, is recognized in current earnings. At June 30, 2009, all fair value hedges matured and were settled. During the third and fourth quarters of 2009, there were no outstanding fair value hedges. For the years ended December 31, 2009, 2008 and 2007, ineffectiveness related to fair value hedges was not material. Gains (losses) associated with qualifying fair value hedges are recorded in the consolidated statements of earnings and were $42 million, $49 million and $0.7 million for the years ended December 31, 2009, 2008 and 2007, respectively. The impact of fair value hedges is included in operating cash flows on PMI’s consolidated statement of cash flows.

For the year ended December 31, 2009, foreign exchange contracts that were designated as fair value hedging instruments impacted the consolidated statement of earnings as follows:

(pre-tax, in millions)	For the Year Ended December 31, 2009
Derivative in Fair Value Hedging Relationship	Statement of Earnings Classification of Gain/(Loss) on Derivative	Amount of Gain/(Loss) Recognized in Earnings on Derivative	Statement of Earnings Classification of Gain/(Loss) on Hedged Item	Amount of Gain/(Loss) Recognized in Earnings Attributable to the Risk Being Hedged
Foreign exchange contracts	Marketing, administration and research costs	$5	Marketing, administration and research costs	$(5)
	Interest expense, net	37	Interest expense, net

Total		$42		$(5)

•        Hedges of Net Investments in Foreign Operations: PMI designates certain foreign currency denominated debt and forward exchange contracts as net investment hedges of its foreign operations. For the years ended December 31, 2009, 2008 and 2007, these hedges of net investments resulted in gains (losses), net of income taxes, of ($71) million, $124 million and $19 million, respectively. These gains (losses) were reported as a component of accumulated other comprehensive earnings (losses) within currency translation adjustments. For the years ended December 31, 2009, 2008 and 2007, ineffectiveness related to net investment hedges was not material. Settlement of net investment hedges is included in other investing cash flows on PMI’s consolidated statement of cash flows.

For the year ended December 31, 2009, foreign exchange contracts that were designated as net investment hedging instruments impacted the consolidated statements of earnings and other comprehensive earnings as follows:

(pre-tax, in millions)	For the Year Ended December 31, 2009
Derivatives in Net Investment Hedging Relationship	Statement of Earnings Classification of Gain/(Loss) on Derivative	Amount of Gain/(Loss) Recognized in Earnings on Derivative	Statement of Earnings Classification of Gain/(Loss) Reclassified from Other Comprehensive Earnings into Earnings	Amount of Gain/(Loss) Reclassified from Other Comprehensive Earnings into Earnings	Amount of Gain/(Loss) Recognized in Other Comprehensive Earnings on Derivative
Foreign exchange contracts		$—	Interest expense, net	$—	$(57)

•        Other Derivatives: PMI has entered into foreign exchange contracts to hedge the foreign currency exchange risks related to intercompany loans between certain subsidiaries. While effective as economic hedges, no hedge accounting is applied for these contracts and, therefore, the unrealized gains (losses) relating to these contracts are reported in PMI’s consolidated statement of earnings. For the year ended December 31, 2009, the gains from contracts for which PMI did not apply hedge accounting were $248 million, which substantially offset the losses and gains generated by the underlying intercompany loans being hedged.

As a result, for the year ended December 31, 2009, these items affected the consolidated statement of earnings as follows:

(pre-tax, in millions)	For the Year Ended December 31, 2009
Derivatives not Designated as Hedging Instruments	Statement of Earnings Classification of Gain/(Loss)	Amount of Gain/(Loss) Recognized in Earnings
Foreign exchange contracts	Marketing, administration and research costs	$(1)
	Interest expense, net	(5)

Total		$(6)

•        Qualifying Hedging Activities Reported in Accumulated Other Comprehensive Earnings (Losses): Derivative gains or losses reported in accumulated other comprehensive earnings (losses) are a result of qualifying hedging activity. Transfers of these gains or losses to earnings are offset by the corresponding gains or losses on the underlying hedged item. Hedging activity affected accumulated other comprehensive earnings (losses), net of income taxes, as follows:

	For the Year Ended December 31,
(in millions)	2009	2008	2007
(Loss) gain as of January 1	$(68)	$(10)	$—
Derivative losses (gains) transferred to earnings	26	89	11
Change in fair value	61	(147)	(21)

Gain (loss) as of December 31	$19	$(68)	$(10)

At December 31, 2009, PMI expects $7 million of derivative gains reported in accumulated other comprehensive earnings (losses) to be reclassified to the consolidated statement of earnings within the next twelve months. These losses and gains are expected to be substantially offset by the statement of earnings impact of the respective forecasted transactions.

•        Contingent Features: PMI’s derivative instruments do not contain contingent features.

•        Credit Exposure and Credit Risk: PMI is exposed to credit loss in the event of non-performance by counterparties. While PMI does not anticipate non-performance, its risk is limited to the fair value of the financial instruments. PMI actively monitors its exposure to credit risk through the use of credit approvals and credit limits, and by selecting a diverse group of major international banks and financial institutions as counterparties.

•        Fair Value: See Note 16. Fair Value Measurements for disclosures related to the fair value of PMI’s derivative financial instruments.

Note 16.

Fair Value Measurements:

The authoritative guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The guidance also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance describes three levels of input that may be used to measure fair value, which are as follows:

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

•        Securities Available for Sale: PMI assesses the fair value of securities available for sale, which consist of warrants to purchase third-party common stock, by using a Black-Scholes methodology based on observable market inputs. Securities available for sale have been classified within Level 2.

•        Derivative Financial Instruments: PMI assesses the fair value of its derivative financial instruments using internally developed models that use, as their basis, readily observable future amounts, such as cash flows, earnings, and the current market expectations of those future amounts. These derivatives include forward foreign exchange contracts, foreign currency swaps and foreign currency options. Derivative financial instruments have been classified within Level 2. See Note 15. Financial Instruments for additional discussion on derivative financial instruments.

•        Pension Plan Assets: The fair value of pension plan assets determined by using readily available quoted market prices in active markets has been classified within Level 1 of the fair value hierarchy. The fair value of pension plan assets determined by using quoted prices in markets that are not active has been classified within Level 2. See Note 13. Benefit Plans for additional discussion on pension plan assets.

•        Debt: The fair value of PMI’s outstanding debt, as utilized solely for disclosure purposes, is determined by utilizing quotes and market interest rates currently available to PMI for issuances of debt with similar terms and remaining maturities. The aggregate carrying value of PMI’s debt, excluding $208 million of capital lease obligations, was $13,546 million at December 31, 2009. The fair value of PMI’s outstanding debt has been classified within Level 1.

The aggregate fair value of PMI’s securities available for sale, derivative financial instruments, pension plan assets and debt as of December 31, 2009, was as follows:

(in millions)	At December 31, 2009	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Securities available for sale	$12	$—	$12	$—
Derivatives	211		211
Pension plan assets	4,437	2,912	1,525

Total assets	$4,660	$2,912	$1,748	$—

Liabilities:
Debt	$14,662	$14,662	$—	$—
Derivatives	134		134

Total liabilities	$14,796	$14,662	$134	$—

Note 17.

Accumulated Other Comprehensive Earnings (Losses):

PMI’s accumulated other comprehensive earnings (losses), net of taxes, consisted of the following:

	At December 31,
(in millions)	2009	2008	2007
Currency translation adjustments	$561	$(768)	$1,798
Pension and other benefits	(1,408)	(1,444)	(100)
Derivatives accounted for as hedges	19	(68)	(10)
Debt and equity securities	11	(1)

Total accumulated other comprehensive earnings (losses)	$(817)	$(2,281)	$1,688

Note 18.

Colombian Investment and Cooperation Agreement:

On June 19, 2009, PMI announced that it had signed an agreement with the Republic of Colombia, together with the Departments of Colombia and the Capital District of Bogota, to promote investment and cooperation with respect to the Colombian tobacco market and to fight counterfeit and contraband tobacco products. The Investment and Cooperation Agreement provides $200 million in funding to the Colombian governments over a 20-year period to address issues of mutual interest, such as combating the illegal cigarette trade, including the threat of counterfeit tobacco products, and increasing the quality and quantity of locally grown tobacco. As a result of the Investment and Cooperation Agreement, PMI recorded a pre-tax charge of $135 million in the operating results of the Latin America & Canada segment during the second quarter of 2009. This pre-tax charge, which represents the net present value of the payments prescribed by the agreement, is reflected in marketing, administration and research costs on the consolidated statement of earnings for the year ended December 31, 2009.

At December 31, 2009, PMI had $93 million of discounted liabilities associated with the Colombian Investment and Cooperation Agreement. These discounted liabilities are primarily reflected in other long-term liabilities on the consolidated balance sheet.

Note 19.

RBH Legal Settlement:

On July 31, 2008, Rothmans announced the finalization of a CAD $550 million settlement (or approximately $540 million, based on the prevailing exchange rate at that time) between itself and RBH, on the one hand, and the Government of Canada and all ten provinces, on the other hand. The settlement resolves the Royal Canadian Mounted Police’s investigation relating to products exported from Canada by RBH during the 1989-1996 period. Rothmans’ sole holding was a 60% interest in RBH. The remaining 40% interest in RBH was owned by PMI.

As a result of the finalization of the settlement, PMI recorded a charge of $124 million in the operating results of the Latin America & Canada segment during the second quarter of 2008. The charge represented the present value of PMI’s 40% equity interest in RBH’s portion of the settlement and was reflected in marketing, administration and research costs on the consolidated statement of earnings for the year ended December 31, 2008.

Subsequent to the finalization of the settlement, PMI announced that it had entered into an agreement with Rothmans to purchase, by way of a tender offer, all of the outstanding common shares of Rothmans. In October 2008, PMI completed the acquisition of all of Rothmans shares. See Note 6. Acquisitions for more details regarding this acquisition.

At December 31, 2009 and 2008, PMI had $243 million and $207 million, respectively, of discounted accrued settlement charges associated with the RBH legal settlement. These accrued settlement charges are primarily reflected in other long-term liabilities on the consolidated balance sheets.

Note 20.

E.C. Agreement:

In 2004, PMI entered into an agreement with the European Commission (“E.C.”) and 10 Member States of the European Union that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. This agreement has been signed by all 27 Member States. The agreement resolves all disputes between the parties relating to these issues. Under the terms of the agreement, PMI will make 13 payments over 12 years, including an initial payment of $250 million, which was recorded as a pre-tax charge against its earnings in 2004. The agreement calls for additional payments of approximately $150 million on the first anniversary of the agreement (this payment was made in July 2005), approximately $100 million on the second anniversary (this payment was made in July 2006) and approximately $75 million each year thereafter for 10 years, each of which is to be adjusted based on certain variables, including PMI’s market share in the European Union in the year preceding payment. Because future additional payments are subject to these variables, PMI records charges for them as an expense in cost of sales when product is shipped. In addition, PMI is also responsible to pay the excise taxes, VAT and customs duties on qualifying product seizures of up to 90 million cigarettes and is subject to payments of five times the applicable taxes and duties if qualifying product seizures exceed 90 million cigarettes in a given year. To date, PMI’s annual payments related to product seizures have been immaterial. Total charges related to the E.C. Agreement of $84 million, $80 million and $100 million were recorded in cost of sales in 2009, 2008 and 2007, respectively.

Note 21.

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

The table below lists the number of tobacco-related cases pending against us and/or our subsidiaries or indemnitees as of December 31, 2009, 2008 and 2007:

Type of Case	Number of Cases Pending as of December 31, 2009		Number of Cases Pending as of December 31, 2008		Number of Cases Pending as of December 31, 2007
Individual Smoking and Health Cases	119		123		136

Smoking and Health Class Actions	9	(1)	5	(1)	3

Health Care Cost Recovery Actions	11		11		8

Lights Class Actions	3		3		2

Individual Lights Cases (small claims court)(2)	1,978		2,010		2,026

Public Civil Actions	11		11		9

(1)	Includes two cases due to the acquisition of Rothmans in Canada.
(2)	The 1,978 cases are all pending in small claims courts in Italy where the maximum damage award claimed is approximately one thousand Euros per case. Of these 1,978 cases, 1,966, which were filed by the same plaintiffs’ attorney, have now been stayed pending an investigation by the public prosecutor into the conduct of that plaintiffs’ attorney. In May 2009, the case files in these cases were permanently confiscated by the court as a result of the investigation. As a consequence of the confiscation of these case files, the small claims courts in which the cases are pending have begun dismissing the cases, and the remainder of the cases should be dismissed in the coming months.

Since 1995, when the first tobacco-related litigation was filed against a PMI entity, 351(3) Smoking and Health, Lights, Health Care Cost Recovery cases and Public Civil Actions in which we and/or one of our subsidiaries and/or indemnitees was a defendant have been terminated in our favor. Nine cases have had decisions in favor of plaintiffs. Five of these cases have subsequently reached final resolution in our favor, one has been annulled and returned to the trial court for further proceedings, and three remain on appeal. To date, we have paid total judgments including costs of approximately six thousand Euros. These payments were made in order to appeal three Italian small claims cases, two of which were subsequently reversed on appeal and one of which remains on appeal. To date, no tobacco-related case has been finally resolved in favor of a plaintiff against us, our subsidiaries or indemnitees.

(3)	Includes 142 individual lights cases filed in small claims courts in Italy.

The table below lists the verdicts and post-trial developments in the three pending cases (excluding one individual case on appeal from Italian small claims court) in which verdicts were returned in favor of plaintiffs:

Date	Location of Court/Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments

September 2009	Brazil/Bernhardt	Individual Smoking and Health	The Civil Court of Rio de Janeiro found for plaintiff and ordered Philip Morris Brasil to pay R$13,000 (approximately $7,250) in damages.	In September 2009, following the decision on the merits in plaintiff’s favor, the plaintiff filed a motion requesting an increase in the damages awarded. This motion was rejected by the court, but plaintiff appealed the court’s ruling on this motion. Philip Morris Brasil filed its appeal against the decision on the merits in November 2009.

February 2004	Brazil/The Smoker Health Defense Association (ADESF)	Class Action	The Civil Court of São Paulo found defendants liable without hearing evidence. The court did not assess moral or actual damages, which were to be assessed in a second phase of the case. The size of the class was not defined in the ruling.	In April 2004, the court clarified its ruling, awarding “moral damages” of R$1,000 (approximately $580) per smoker per full year of smoking plus interest at the rate of 1% per month, as of the date of the ruling. The court did not award actual damages, which were to be assessed in the second phase of the case. The size of the class still has not been estimated. Defendants appealed to the São Paulo Court of Appeals, and the case, including the execution of the judgment, was stayed pending appeal. On November 12, 2008, the São Paulo Court of Appeals annulled the ruling, finding that the trial court had inappropriately ruled without hearing evidence and returned the case to the trial court for further proceedings. In addition, the defendants have filed a constitutional appeal to the Federal Supreme Court on the basis that the plaintiff did not have standing to bring the lawsuit. This appeal is still pending.

October 2003	Brazil/Da Silva	Individual Smoking and Health	The Court of Appeal of Rio Grande do Sul reversed the trial court ruling in favor of Philip Morris Brasil and awarded plaintiffs R$768,000 (approximately $440,000).	In December 2004, a larger panel of the Court of Appeal of Rio Grande do Sul overturned the adverse decision. Plaintiffs appealed to the Superior Court of Justice. In May 2009, a single judge in the Superior Court of Justice rejected plaintiffs’ appeal. Plaintiffs further appealed to the full panel of the Superior Court of Justice, which rejected the appeal in November 2009. Plaintiffs filed a motion for clarification of the Superior Court of Justice’s November 2009 decision.

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

As of December 31, 2009, there were a number of smoking and health cases pending against us, our subsidiaries or indemnitees, as follows:

•

119 cases brought by individual plaintiffs against our subsidiaries (117) or indemnitees (2) in Argentina (43), Brazil (50), Canada (1), Chile (9), Costa Rica (1), Finland (2), Greece (1), Israel (1), Italy (6), Japan (1), the Philippines (1), Scotland (1), and Turkey (2), compared with 123 such cases on December 31, 2008, and 136 cases on December 31, 2007; and

•

9 cases brought on behalf of classes of individual plaintiffs against us, our subsidiaries, or indemnitees in Brazil (2), Bulgaria (1) and Canada (6), compared with 5 such cases on December 31, 2008, and 3 such cases on December 31, 2007.

In the individual cases in Finland, our two indemnitees (our former licensees now known as Amer Sports Corporation and Amerintie 1 Oy) and another member of the industry are defendants. Plaintiffs allege personal injuries as a result of smoking. All three cases were tried together before the District Court of Helsinki. Trial began in March 2008 and concluded in May 2008. In October 2008, the District Court issued decisions in favor of defendants in all three cases. Plaintiffs filed appeals. One of the three plaintiffs has since withdrawn her appeal, making the District Court’s decision in favor of the defendants final. The other two plaintiffs continued to pursue their appeals. The appellate hearing, which was essentially a re-trial of these cases before the Appellate Court, concluded in December 2009. The parties are awaiting the Appellate Court’s decision.

In the first class action pending in Brazil, The Smoker Health Defense Association (ADESF) v. Souza Cruz, S.A. and Philip Morris Marketing, S.A., Nineteenth Lower Civil Court of the Central Courts of the Judiciary District of São Paulo, Brazil, filed July 25, 1995, our subsidiary and another member of the industry are defendants. The plaintiff, a consumer organization, is seeking damages for smokers and former smokers, and injunctive relief. In February 2004, the trial court found defendants liable without hearing evidence. The court did not assess moral or actual damages, which were to be assessed in a second phase of the case. The size of the class was not defined in the ruling. In April 2004, the court clarified its ruling, awarding “moral damages” of R$1,000 (approximately $580) per smoker per full year of smoking plus interest at the rate of 1% per month, as of the date of the ruling. The court did not award actual damages, which were to be assessed in the second phase of the case. The size of the class still has not been estimated. Defendants appealed to the São Paulo Court of Appeals, and the case, including the execution of the judgment, was stayed pending appeal. In November 2008, the São Paulo Court of Appeals annulled the ruling finding that the trial court had inappropriately ruled without hearing evidence and returned the case to the trial court for further proceedings. In addition, the defendants have filed a constitutional appeal to the Federal Supreme Court on the basis that the consumer association did not have standing to bring the lawsuit. This appeal is still pending.

In the second class action pending in Brazil, Public Prosecutor of São Paulo v. Philip Morris Brasil Industria e Comercio Ltda, Civil Court of the City of São Paulo, Brazil, filed August 6, 2007, our subsidiary is a defendant. The plaintiff, the Public Prosecutor of the State of São Paulo, is seeking (1) unspecified damages on behalf of all smokers nationwide, former smokers, and their relatives; (2) unspecified damages on behalf of people exposed to environmental tobacco smoke (“ETS”) nationwide, and their relatives; and (3) reimbursement of the health care costs allegedly incurred for the treatment of tobacco-related diseases by all 26 States, approximately 5,000 Municipalities, and the Federal District. In an interim ruling issued in December 2007, the trial court limited the scope of this claim to the State of São Paulo only. Our subsidiary was served with the claim in February 2008, and filed its answer to the complaint in March 2008. In December 2008, the trial court issued a decision declaring that it lacked jurisdiction and transferred the case to the Nineteenth Lower Civil Court in São Paulo where the ADESF case discussed above is pending. Our subsidiary appealed this decision to the State of São Paulo Court of Appeals, which subsequently declared the case stayed pending the outcome of the appeal.

In the class action in Bulgaria, Yochkolovski v. Sofia BT AD, et al., Sofia City Court, Bulgaria, filed March 12, 2008, our subsidiaries and other members of the industry are defendants. The plaintiff brought a collective claim on behalf of classes of smokers who were allegedly misled by tar and nicotine yields printed on packages and on behalf of a class of minors who were allegedly misled by marketing. Plaintiff seeks damages for economic loss, pain and suffering, medical treatment, and withdrawal from the market of all cigarettes that allegedly do not comply with tar and nicotine labeling requirements. The trial court dismissed the youth marketing claims. This decision has been affirmed on appeal. The trial court also ordered plaintiff to provide additional evidence in support of the remaining claims. Our subsidiaries have not been served with the complaint.

In the first class action pending in Canada, Cecilia Letourneau v. Imperial Tobacco Ltd., Rothmans, Benson & Hedges Inc. and JTI Macdonald Corp., Quebec Superior Court, Canada, filed in September 1998, our subsidiary and two other Canadian manufacturers are defendants. The plaintiff, an individual smoker, is seeking compensatory and unspecified punitive damages for each member of the class who is deemed addicted to smoking. The class was certified in 2005. Defendants’ motion to dismiss on statute-of-limitations grounds was denied in May 2008. Discovery is ongoing. The court has set September 2010 as the target trial date.

In the second class action pending in Canada, Conseil Quebecois Sur Le Tabac Et La Santé and Jean-Yves Blais v. Imperial Tobacco Ltd., Rothmans, Benson & Hedges Inc. and JTI Macdonald Corp., Quebec Superior Court, Canada, filed in November 1998, our subsidiary and two other Canadian manufacturers are defendants. The plaintiffs, an anti-smoking organization and an individual smoker, are seeking compensatory and unspecified punitive damages for each member of the class who suffers from certain smoking-related diseases. The class was certified in 2005. Discovery is ongoing. The court has set September 2010 as the target trial date.

In the third class action pending in Canada, Kunta v. Canadian Tobacco Manufacturers’ Council, et al., The Queen’s Bench, Winnipeg, Canada, filed June 12, 2009, we, our subsidiaries, and our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The plaintiff, an individual smoker, alleges her own addiction to tobacco products and chronic obstructive pulmonary disease (“COPD”), severe asthma, and mild reversible lung disease resulting from the use of tobacco products. She is seeking compensatory and unspecified punitive damages on behalf of a proposed class comprised of all smokers, their estates, dependents and family members, as well as restitution of profits, and reimbursement of government health care costs allegedly caused by tobacco products. We, our subsidiaries, and our indemnitees have been served with the complaint.

In the fourth class action pending in Canada, Adams v. Canadian Tobacco Manufacturers’ Council, et al., The Queen’s Bench, Saskatchewan, Canada, filed July 10, 2009, we, our subsidiaries, and our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The plaintiff, an individual smoker, alleges her own addiction to tobacco products and COPD resulting from the use of tobacco products. She is seeking compensatory and unspecified punitive damages on behalf of a proposed class comprised of all smokers who have smoked a minimum of 25,000 cigarettes and have suffered, or suffer, from COPD, emphysema, heart disease, or cancer as well as restitution of profits. We, our subsidiaries, and our indemnitees have been served with the complaint. Preliminary motions are pending.

In the fifth class action pending in Canada, Semple v. Canadian Tobacco Manufacturers’ Council, et al., The Supreme Court (trial court), Nova Scotia, Canada, filed June 18, 2009, we, our subsidiaries, and our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The plaintiff, an individual smoker, alleges his own addiction to tobacco products and COPD resulting from the use of tobacco products. He is seeking compensatory and unspecified punitive damages on behalf of a proposed class comprised of all smokers, their estates, dependents and family members, as well as restitution of profits, and reimbursement of government health care costs allegedly caused by tobacco products. We, our subsidiaries, and our indemnitees have been served with the complaint.

In the sixth class action pending in Canada, Dorion v. Canadian Tobacco Manufacturers’ Council, et al., The Queen’s Bench, Alberta, Canada, filed June 15, 2009, we, our subsidiaries, and our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The plaintiff, an individual smoker, alleges her own addiction to tobacco products and chronic bronchitis and severe sinus infections resulting from the use of tobacco products. She is seeking compensatory and unspecified punitive damages on behalf of a proposed class comprised of all smokers, their estates, dependents and family members, restitution of profits, and reimbursement of government health care costs allegedly caused by tobacco products. To date, we, our subsidiaries, and our indemnitees have not been properly served with the complaint.

•        Health Care Cost Recovery Litigation: These cases, brought by governmental and non-governmental plaintiffs, seek reimbursement of health care cost expenditures allegedly caused by tobacco products. Plaintiffs’ allegations of liability in these cases are based on various theories of recovery including unjust enrichment, negligence, negligent design, strict liability, breach of express and implied warranties, violation of a voluntary undertaking or special duty, fraud, negligent misrepresentation, conspiracy, public nuisance, defective product, failure to warn, sale of cigarettes to minors, and claims under statutes governing competition and deceptive trade practices. Plaintiffs in these cases seek various forms of relief including compensatory and other damages, and injunctive and equitable relief. Defenses raised in these cases include lack of proximate cause, remoteness of injury, failure to state a claim, adequate remedy at law, “unclean hands” (namely, that plaintiffs cannot obtain equitable relief because they participated in, and benefited from, the sale of cigarettes), and statute of limitations.

As of December 31, 2009, there were a total of 11 health care cost recovery cases pending against us, our subsidiaries or indemnitees, compared with 11 such cases on December 31, 2008, and 8 such cases on December 31, 2007, as follows:

•	4 cases brought against us, our subsidiaries and our indemnitees in Canada (3) and in Israel (1); and

•	7 cases brought in Nigeria (6) and Spain (1) against our subsidiaries.

        In the first health care cost recovery case pending in Canada, Her Majesty the Queen in Right of British Columbia v. Imperial Tobacco Limited, et al., Supreme Court, British Columbia, Vancouver Registry, Canada, filed January 24, 2001, we, our subsidiaries, our indemnitee (PM USA), and other members of the industry are defendants. The plaintiff, the government of the province of British Columbia, brought a claim based upon legislation enacted by the province authorizing the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, and will incur, resulting from a “tobacco related wrong.” The Supreme Court has held that the statute is constitutional. We and certain other non-Canadian defendants challenged the jurisdiction of the court. The court rejected the jurisdictional challenge. Pre-trial discovery is ongoing. The court has set September 2011 as the target trial date.

In the second health care cost recovery case filed in Canada, Her Majesty the Queen in Right of New Brunswick v. Rothmans Inc., et al., Court of Queen’s Bench of New Brunswick, Trial Court, New Brunswick, Fredericton, Canada, filed March 13, 2008, we, our subsidiaries, our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The claim was filed by the government of the province of New Brunswick based on legislation enacted in the province. This legislation is similar to the law introduced in British Columbia that authorizes the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, and will incur, as a result of a “tobacco related wrong.” Our subsidiaries, indemnitees, and we have been served with the complaint. Preliminary motions are pending.

In the third health care cost recovery case filed in Canada, Her Majesty the Queen in Right of Ontario v. Rothmans Inc., et al., Ontario Superior Court of Justice, Toronto, Canada, filed September 29, 2009, we, our subsidiaries, our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The claim was filed by the government of the province of Ontario based on legislation enacted in the province. This legislation is similar to the laws introduced in British Columbia and New Brunswick that authorize the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, and will incur, as a result of a “tobacco related wrong.” Our subsidiaries, indemnitees, and we have been served with the complaint. Preliminary motions are pending.

In the case in Israel, Kupat Holim Clalit v. Philip Morris USA, et al., Jerusalem District Court, Israel, filed September 28, 1998, we, our subsidiary, and our indemnitee (PM USA), together with other members of the industry are defendants. The plaintiff, a private health care provider, brought a claim seeking reimbursement of the cost of treating its members for alleged smoking-related illnesses for the years 1990 to 1998. Certain defendants filed a motion to dismiss the case. The motion was rejected, and those defendants filed a motion with the Israel Supreme Court for leave to appeal. The appeal was heard by the Supreme Court in March 2005, and the parties are awaiting the court’s decision.

In the first case in Nigeria, The Attorney General of Lagos State v. British American Tobacco (Nigeria) Limited, et al., High Court of Lagos State, Lagos, Nigeria, filed April 30, 2007, our subsidiary and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various forms of injunctive relief, plus punitive damages. In February 2008, our subsidiary was served with a Notice of Discontinuance. The claim was formally dismissed in March 2008. However, the plaintiff has since refiled its claim. Our subsidiary has been served with the refiled complaint but is contesting service. We currently conduct no business in Nigeria.

In the second case in Nigeria, The Attorney General of Kano State v. British American Tobacco (Nigeria) Limited, et al., High Court of Kano State, Kano, Nigeria, filed May 9, 2007, our subsidiary and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various forms of injunctive relief, plus punitive damages. The case is in the early stages of litigation, and the defendants have filed various preliminary motions upon which the court is yet to rule. Our subsidiary has been served with the complaint but is contesting service.

In the third case in Nigeria, The Attorney General of Gombe State v. British American Tobacco (Nigeria) Limited, et al., High Court of Gombe State, Gombe, Nigeria, filed May 18, 2007, our subsidiary and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various forms of injunctive relief, plus punitive damages. In July 2008, the court dismissed the case against all defendants based on the plaintiff’s failure to comply with various procedural requirements when filing and serving the claim. The plaintiff did not appeal the dismissal. However, in October 2008, the plaintiff refiled its claim. Our subsidiary has not yet been served with the refiled complaint.

In the fourth case in Nigeria, The Attorney General of Oyo State, et al., v. British American Tobacco (Nigeria) Limited, et al., High Court of Oyo State, Ibadan, Nigeria, filed May 25, 2007, our subsidiary and other members of the industry are defendants. Plaintiffs seek reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various forms of injunctive relief, plus punitive damages. The case is in the early stages of litigation, and the defendants have filed various preliminary motions upon which the court is yet to rule. Our subsidiary has been served with the complaint but is contesting service.

        In the fifth case in Nigeria, The Attorney General of the Federation v. British American Tobacco (Nigeria) Limited, et al., Federal High Court, Abuja, Nigeria, filed July 25, 2007, our subsidiary and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various forms of injunctive relief, plus punitive damages. Our subsidiary has not yet been served with the claim. At a hearing in January 2010, the plaintiff voluntarily discontinued the case against our subsidiary, and the court struck our subsidiary from the case. We will no longer report on this case.

In the sixth case in Nigeria, The Attorney General of Ogun State v. British American Tobacco (Nigeria) Limited, et al., High Court of Ogun State, Abeokuta, Nigeria, filed February 26, 2008, our subsidiary and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various forms of injunctive relief, plus punitive damages. Our subsidiary was served with notice of the claim in December 2008, but is contesting service.

In the series of proceedings in Spain, Junta de Andalucia, et al. v. Philip Morris Spain, et al., Court of First Instance, Madrid, Spain, the first of which was filed February 21, 2002, our subsidiary and other members of the industry were defendants. The plaintiffs sought reimbursement for the cost of treating certain of their citizens for various smoking-related illnesses. In May 2004, the first instance court dismissed the initial case, finding that the State was a necessary party to the claim, and thus, the claim must be filed in the Administrative Court. The plaintiffs appealed. In February 2006, the appellate court affirmed the lower court’s dismissal. The plaintiffs then filed notice that they intended to pursue their claim in the Administrative Court against the State. Because they were defendants in the original proceeding, our subsidiary and other members of the industry filed notices with the Administrative Court that they are interested parties in the case. In September 2007, the plaintiffs filed their complaint in the Administrative Court. In November 2007, the Administrative Court dismissed the claim based on a procedural issue. The plaintiffs asked the Administrative Court to reconsider its decision dismissing the case, and that request was rejected in a ruling rendered in February 2008. Plaintiffs appealed to the Supreme Court. The Supreme Court rejected plaintiffs’ appeal in November 2009 resulting in the final dismissal of the claim. However, plaintiffs have filed a second claim in the Administrative Court against the Ministry of Economy. This second claim seeks the same relief as the original claim, but relies on a different procedural posture. The Administrative Court has recognized our subsidiary as a party in this proceeding.

•        Lights Cases: These cases, brought by individual plaintiffs, or on behalf of a class of individual plaintiffs, allege that the use of the term “lights” constitutes fraudulent and misleading conduct. Plaintiffs’ allegations of liability in these cases are based on various theories of recovery including misrepresentation, deception, and breach of consumer protection laws. Plaintiffs seek various forms of relief including restitution, injunctive relief, and compensatory and other damages. Defenses raised include lack of causation, lack of reliance, assumption of the risk, and statute of limitations.

As of December 31, 2009, there were a number of lights cases pending against our subsidiaries or indemnitees, as follows:

•	3 cases brought on behalf of various classes of individual plaintiffs (some overlapping) in Israel, compared with 3 such cases on December 31, 2008, and 2 such cases on December 31, 2007; and

•

1,978 cases brought by individuals against our subsidiaries in the equivalent of small claims courts in Italy where the maximum damages claimed are approximately one thousand Euros per case, compared with 2,010 such cases on December 31, 2008, and 2,026 such cases on December 31, 2007.

In one class action pending in Israel, El-Roy, et al. v. Philip Morris Incorporated, et al., District Court of Tel-Aviv/Jaffa, Israel, filed January 18, 2004, our subsidiary and our indemnitees (PM USA and our former importer Menache H. Eliachar Ltd.) are defendants. The plaintiffs filed a purported class action claiming that the class members were misled by the descriptor “lights” into believing that lights cigarettes are safer than full flavor cigarettes. The claim seeks recovery of the purchase price of lights cigarettes and compensation for distress for each class member. Hearings took place in November and December 2008 regarding whether the case meets the legal requirements necessary to allow it to proceed as a class action. The parties’ briefing on class certification is scheduled to be completed in June 2010.

The claims in a second class action pending in Israel, Navon, et al. v. Philip Morris Products USA, et al., District Court of Tel-Aviv/Jaffa, Israel, filed December 5, 2004, against our indemnitee (our distributor M.H. Eliashar Distribution Ltd.) and other members of the industry are similar to those in El-Roy, and the case is currently stayed pending a ruling on class certification in El-Roy.

In the third class action pending in Israel, Numberg, et al. v. Philip Morris Products S.A., et al., District Court of Tel Aviv/Jaffa, Israel, filed May 19, 2008, our subsidiaries and our indemnitee (our distributor M.H. Eliashar Distribution Ltd.) and other members of the industry are defendants. The plaintiffs filed a purported class action claiming that the class members were misled by pack colors, terms such as “slims” or “super slims” or “blue,” and text describing tar and nicotine yields. Plaintiffs allege that these pack features misled consumers to believe that the cigarettes with those descriptors are safer than full flavor cigarettes. Plaintiffs seek recovery of the price of the brands at issue that were purchased from December 31, 2004 to the date of filing of the claim. They also seek compensation for mental anguish, punitive damages and injunctive relief. Our subsidiaries and our indemnitee have been served with the claim. Defendants filed their oppositions to class certification in March 2009.

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

As of December 31, 2009, there were 11 public civil actions pending against our subsidiaries in Argentina (1), Brazil (3), Colombia (6) and Venezuela (1), compared with 11 such cases on December 31, 2008, and 9 such cases on December 31, 2007.

In the public civil action in Argentina, Asociación Argentina de Derecho de Danos v. Massalin Particulares S.A., et al., Civil Court of Buenos Aires, Argentina, filed February 26, 2007, our subsidiary and another member of the industry are defendants. The plaintiff, a consumer association, seeks the establishment of a relief fund for reimbursement of medical costs associated with diseases allegedly caused by smoking. Our subsidiary filed its answer in September 2007.

In the first public civil action in Brazil, Osorio v. Philip Morris Brasil Industria e Comercio Ltda., et al., Federal Court of São Paulo, Brazil, filed September 2003, our subsidiary, another member of the industry and various government entities are defendants. The plaintiff seeks a ban on the production and sale of cigarettes on the grounds that they are harmful to health and cause the government to spend money on health care. Plaintiff alleges that smoking violates the Brazilian constitutional right to health, that smokers have no free will because they are addicted, and that ETS is harmful. Plaintiff seeks the suspension of the defendants’ licenses to manufacture cigarettes, the revocation of any import licenses for tobacco-related products, the collection of all tobacco-containing products from the market, and a daily fine amounting to R$1 million (approximately $580,000) for any violation of the injunction order. Our subsidiary filed its answer in June 2004. In January 2010, the court dismissed the case. Plaintiff may appeal.

In the second public civil action in Brazil, Associacao dos Consumidores Explorados do Distrito Federal v. Sampoerna Tabacos America Latina Ltda., State Trial Court of Brasilia, Brazil, filed April 18, 2006, our subsidiary is a defendant. The plaintiff, a consumer association, seeks a ban on the production and sale of cigarettes on the grounds that they are harmful to health. Plaintiff’s complaint also requests that a fine amounting to R$1 million (approximately $580,000) per day be imposed should the ban be granted and defendant continue to produce or sell cigarettes. Our subsidiary filed its answer in May 2006. The trial court dismissed the case in November 2007. Plaintiff appealed. In November 2008, the appellate court affirmed the trial court’s dismissal. Plaintiff filed two further appeals, one to the Superior Court of Justice and another to the Federal Supreme Court. The appeal to the Superior Court of Justice was denied in September 2009, and is final. The appeal to the Federal Supreme Court is still pending.

In the third public civil action pending in Brazil, The Brazilian Association for the Defense of Consumer Health (SAUDECON) v. Philip Morris Brasil Industria e Comercio Ltda and Souza Cruz S.A., Civil Court of City of Porto Alegre, Brazil, filed November 3, 2008, our subsidiary is a defendant. The plaintiff, a consumer organization, is asking the court to establish a fund that will be used to provide treatment, for a minimum of two years, to smokers who claim to be addicted and who do not otherwise have access to smoking cessation treatment. Plaintiff requests that each defendant’s liability be determined according to its market share. Our subsidiary filed its answer in January 2009. In May 2009, the trial court dismissed the case on the merits. Plaintiff has appealed.

In the first public civil action in Colombia, Garrido v. Philip Morris Colombia S.A., Civil Court of Bogotá, Colombia, filed August 28, 2006, our subsidiary is a defendant. The plaintiff seeks various forms of injunctive relief, including the ban of the use of “lights” descriptors, and requests that defendant be ordered to finance a national campaign against smoking. Our subsidiary filed its answer in April 2007. The parties have filed their closing arguments and are currently awaiting the court’s decision.

In the second public civil action in Colombia, Garrido v. Coltabaco (Garrido II), Civil Court of Bogotá, Colombia, filed October 27, 2006, our subsidiary is a defendant. The plaintiff’s claims are identical to those in Garrido, above. Our subsidiary filed its answer in April 2007. In September 2009, the trial court dismissed the case on the merits. Plaintiff has appealed.

In the third public civil action in Colombia, Morales v. Philip Morris Colombia S.A. and Colombian Government, Administrative Court of Bogotá, Colombia, filed February 12, 2007, our subsidiary and a government entity are defendants. The plaintiff alleges violations of the collective right to a healthy environment, public health rights, and the rights of consumers, and that the government failed to protect those rights. Plaintiff seeks various monetary damages and other relief, including a ban on descriptors and a ban on cigarette advertising. Our subsidiary filed its answer in March 2007.

In the fourth public civil action in Colombia, Morales, et al. v. Coltabaco (Morales II), Civil Court of Bogotá, Colombia, filed February 5, 2008, our subsidiary, which was served in June 2008, is a defendant. The plaintiffs allege misleading advertising, product defect, failure to inform, and the targeting of minors in advertising and marketing. Plaintiffs seek various monetary relief including a percentage of the costs incurred by the state each year for treating tobacco-related illnesses to be paid to the Ministry of Social Protection (from the date of incorporation of Coltabaco). After this initial payment, plaintiffs seek a fixed annual contribution to the government of $50 million. Plaintiffs also request that a statutory incentive award be paid to them for filing the claim. Our subsidiary filed its answer in July 2008. The parties have filed their closing arguments and are currently awaiting the court’s decision.

In the fifth public civil action in Colombia, Morales, et al. v. Productora Tabacalera de Colombia S.A. (Protabaco), et al., (Morales III), Administrative Court of Bogotá, Colombia, filed December 19, 2007, two of our subsidiaries, which were served in July and August 2008, other members of the industry, and various government entities are defendants. The plaintiffs’ claims are identical to those in Morales II, above. Our subsidiaries filed their answers in August 2008.

In the sixth public civil action in Colombia, Roche v. Philip Morris Colombia S.A., Civil Court of Bogotá, Colombia, filed November 14, 2008, our subsidiary is a defendant. Plaintiff alleges violations of the collective right to health because the defendant failed to include information about ingredients and their toxicity on cigarette packs. Plaintiff asks the court to order our subsidiary to immediately cease manufacture and/or distribution of cigarettes until information on ingredients and their toxicity is included on packs. Our subsidiary filed its answer in January 2009.

In the public civil action in Venezuela, Federation of Consumers and Users Associations (FEVACU), et al. v. National Assembly of Venezuela and the Venezuelan Ministry of Health, Constitutional Chamber of the Venezuelan Supreme Court, filed April 29, 2008, we were not named as a defendant, but the plaintiff published a notice pursuant to court order, notifying all interested parties to appear in the case. In January 2009, our subsidiary appeared in the case in response to this notice. The plaintiffs purport to represent the right to health of the citizens of Venezuela and claims that the government failed to protect adequately its citizens’ right to health. The claim asks the court to order the government to enact stricter regulations on the manufacture and sale of tobacco products. In addition, the plaintiffs ask the court to order companies involved in the tobacco industry to allocate a percentage of their “sales or benefits” to establish a fund to pay for the health care costs of treating smoking-related diseases. In October 2008, the court ruled that plaintiffs have standing to file the claim and that the claim meets the threshold admissibility requirements.

•        Other Litigation: Other litigation includes an antitrust suit, a breach of contract action, and various tax and individual employment cases:

•	Antitrust: One case brought on behalf of a class of individual plaintiffs in the state of Kansas in the United States against us and other members of the industry alleging price-fixing;

•	Breach of Contract: One case brought against Rothmans, Benson & Hedges Inc. in London, Ontario, alleging breach of contracts concerning the sale and purchase of flue-cured tobacco;

•

Tax: In Brazil, there are 97 tax cases involving Philip Morris Brasil S.A. relating to the payment of state tax on the sale and transfer of goods and services, federal social contributions, excise, social security and income tax, and other matters. Thirty-nine of these cases are under administrative review by the relevant fiscal authorities and 58 are under judicial review by the courts; and

•

Employment: Our subsidiaries, Philip Morris Brasil S.A. and Philip Morris Brasil Ltda, are defendants in various individual employment cases resulting, among other things, from the termination of employment in connection with the shut-down of one of our factories in Brazil.

In the antitrust class action in Kansas, Smith v. Philip Morris Companies, Inc., et al., District Court of Seward County, Kansas, filed February 7, 2000, we and other members of the industry are defendants. The plaintiff asserts that the defendant cigarette companies engaged in an international conspiracy to fix wholesale prices of cigarettes and sought certification of a class comprised of all persons in Kansas who were indirect purchasers of cigarettes from the defendants. The plaintiff claims unspecified economic damages resulting from the alleged price-fixing, trebling of those damages under the Kansas price-fixing statute and counsel fees. The trial court granted plaintiff’s motion for class certification and refused to permit the defendants to appeal. The case is now in the discovery phase. No trial date has yet been set.

In the breach of contract action in Ontario, Canada, The Ontario Flue-Cured Tobacco Growers’ Marketing Board, et al. v. Rothmans, Benson & Hedges Inc., Superior Court of Justice, London, Ontario, filed November 5, 2009, our subsidiary is a defendant. Plaintiffs in this putative class action allege that our subsidiary breached contracts with the class members (Ontario tobacco growers and their related associations) concerning the sale and purchase of flue-cured tobacco from January 1, 1986 to December 31, 1996. Plaintiffs allege that our subsidiary was required by the contracts to disclose to plaintiffs the quantity of tobacco included in cigarettes to be sold for duty free and export purposes (which it purchased at a lower price per pound than tobacco that was included in cigarettes to be sold in Canada), but failed to disclose that some of the cigarettes it designated as being for export and duty free purposes were ultimately sold in Canada. Our subsidiary has been served, but there is currently no deadline to respond to the statement of claim.

Third-Party Guarantees

At December 31, 2009, PMI’s third-party guarantees were $5 million, which will expire through 2013 with $2 million guarantees expiring during 2010. PMI is required to perform under these guarantees in the event that a third party fails to make contractual payments. PMI does not have a liability on its consolidated balance sheet at December 31, 2009, as the fair value of these guarantees is insignificant due to the fact that the probability of future payments under these guarantees is remote.

        Under the terms of the Distribution Agreement between Altria and PMI, liabilities concerning tobacco products will be allocated based in substantial part on the manufacturer. PMI will indemnify Altria and PM USA for liabilities related to tobacco products manufactured by PMI or contract manufactured for PMI by PM USA, and PM USA will indemnify PMI for liabilities related to tobacco products manufactured by PM USA, excluding tobacco products contract manufactured for PMI. PMI does not have a liability recorded on its balance sheet at December 31, 2009, as the fair value of this indemnification is insignificant since the probability of future payments under this indemnification is remote.

Note 22.

Quarterly Financial Data (Unaudited):

	2009 Quarters
(in millions, except per share data)	1st	2nd	3rd	4th
Net revenues	$13,286	$15,213	$16,573	$17,008

Gross profit	$3,626	$3,949	$4,267	$4,171

Net earnings attributable to PMI	$1,476	$1,546	$1,798	$1,522

Per share data:
Basic EPS	$0.74	$0.79	$0.93	$0.80

Diluted EPS	$0.74	$0.79	$0.93	$0.80

Dividends declared to public stockholders	$0.54	$0.54	$0.58	$0.58

Market price:
— High	$45.02	$45.44	$49.95	$52.35

— Low	$32.04	$35.15	$42.02	$47.07

	2008 Quarters
(in millions, except per share data)	1st	2nd	3rd	4th
Net revenues	$14,354	$16,703	$17,365	$15,218

Gross profit	$3,740	$4,247	$4,472	$3,918

Net earnings attributable to PMI	$1,673	$1,692	$2,080	$1,445

Per share data:
Basic EPS	$0.79	$0.81	$1.01	$0.71

Diluted EPS	$0.79	$0.80	$1.01	$0.71

Dividends declared to public stockholders	$—	$0.46	$0.54	$0.54

Market price:
— High	$54.70	$53.95	$56.26	$51.95

— Low	$50.00	$47.43	$46.80	$33.30

The first quarter 2008 market price information in the table above reflects the market prices for PMI stock on March 31, 2008, which was the first publicly-traded day subsequent to the Distribution Date.

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.

During 2009 and 2008, PMI recorded the following pre-tax charges in earnings:

	2009 Quarters
(in millions)	1st	2nd	3rd	4th
Asset impairment and exit costs	$1	$1	$1	$26
Colombian Investment and Cooperation Agreement charge	—	135	—	—

	$1	$136	$1	$26

	2008 Quarters
(in millions)	1st	2nd	3rd	4th
Asset impairment and exit costs	$23	$48	$13	$—
Equity loss from RBH legal settlement	—	124	—	—

	$23	$172	$13	$—

Report of Independent

Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Philip Morris International Inc. and Subsidiaries:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders’ equity, and cash flows, present fairly, in all material respects, the financial position of Philip Morris International Inc. and its subsidiaries (“PMI”) at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, PMI maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). PMI’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on PMI’s internal control over financial reporting based on our audits (which were integrated audits for 2009 and 2008). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 13 and 2 to the consolidated financial statements, PMI changed the measurement date for non-U.S. pension plans in fiscal 2008 and the manner in which it accounts for uncertain tax positions in fiscal 2007.

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

PricewaterhouseCoopers SA

/s/ JAMES SCHUMACHER	/s/ JOHN MARTIN AKED
James Schumacher	John Martin Aked

Lausanne, Switzerland
February 11, 2010

Report of Management on Internal Control

Over Financial Reporting

Management of Philip Morris International Inc. (“PMI”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. PMI’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those written policies and procedures that:

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

Management assessed the effectiveness of PMI’s internal control over financial reporting as of December 31, 2009. Management based this assessment on criteria for effective internal control over financial reporting described in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of PMI’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors.

Based on this assessment, management determined that, as of December 31, 2009, PMI maintained effective internal control over financial reporting.

PricewaterhouseCoopers SA, an independent registered public accounting firm, who audited and reported on the consolidated financial statements of PMI included in this report, has audited the effectiveness of PMI’s internal control over financial reporting as of December 31, 2009, as stated in their report herein.

February 11, 2010