Form 10-K, Exhibit 13
period 2011-12-31
Philip Morris International Inc.
filed 2012-02-24
CIK 1413329

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Description of Our Company

We are a holding company whose subsidiaries and affiliates, and their licensees, are engaged in the manufacture and sale of cigarettes and other tobacco products in markets outside the United States of America. We manage our business in four segments:

•	European Union;

•	Eastern Europe, Middle East & Africa (“EEMA”);

•	Asia; and

•	Latin America & Canada.

Our products are sold in approximately 180 countries and, in many of these countries, they hold the number one or number two market share position. We have a wide range of premium, mid-price and low-price brands. Our portfolio comprises both international and local brands.

We use the term net revenues to refer to our operating revenues from the sale of our products, net of sales and promotion incentives. Our net revenues and operating income are affected by various factors, including the volume of products we sell, the price of our products, changes in currency exchange rates and the mix of products we sell. Mix is a term used to refer to the proportionate value of premium-price brands to mid-price or low-price brands in any given market (product mix). Mix can also refer to the proportion of shipment volume in more profitable markets versus shipment volume in less profitable markets (geographic mix). We often collect excise taxes from our customers and then remit them to local governments, and, in those circumstances, we include the excise taxes in our net revenues and in excise taxes on products. Our cost of sales consists principally of tobacco leaf, non-tobacco raw materials, labor and manufacturing costs.

Our marketing, administration and research costs include the costs of marketing our products, other costs generally not related to the manufacture of our products (including general corporate expenses), and costs incurred to develop new products. The most significant components of our marketing, administration and research costs are marketing expenses and general and administrative expenses.

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

Prior to March 28, 2008, we were a wholly owned subsidiary of Altria Group, Inc. (“Altria”).

Executive Summary

The following executive summary provides significant highlights from the Discussion and Analysis that follows.

•       Consolidated Operating Results — The changes in our reported diluted earnings per share (“diluted EPS”) for the year ended December 31, 2011, from the comparable 2010 amounts, were as follows:

	Diluted EPS	% Growth
For the year ended December 31, 2010	$3.92

2010 Asset impairment and exit costs	0.02
2010 Tax items	(0.07)

Subtotal of 2010 items	(0.05)

2011 Asset impairment and exit costs	(0.05)
2011 Tax items	0.02

Subtotal of 2011 items	(0.03)

Currency	0.19
Interest	0.04
Change in tax rate	(0.05)
Impact of lower shares outstanding and share-based payments	0.21
Operations	0.62

For the year ended December 31, 2011	$4.85	23.7%

See the discussion of events affecting the comparability of statement of earnings amounts in the Consolidated Operating Results section of the following Discussion and Analysis.

•       Asset Impairment and Exit Costs — During 2011, we recorded pre-tax asset impairment and exit costs of $109 million ($82 million after tax or $0.05 per share) primarily related to factory and R&D restructurings, as well as a contract termination charge in EEMA. During 2010, we recorded pre-tax asset impairment and exit costs of $47 million ($24 million after tax and noncontrolling interest or $0.02 per share) related to severance costs for factory restructurings in the European Union, as well as a contract termination charge in Asia. For further details, see Note 5. Asset Impairment and Exit Costs to our consolidated financial statements.

•       Income Taxes — Our effective income tax rate for 2011 increased 1.7 percentage points to 29.1%, due primarily to higher discrete tax items in 2010 that benefited our 2010 effective tax rate. The 2011 effective tax rate was favorably impacted by an enacted decrease in corporate income tax rates in Greece ($11 million) and the reversal of a valuation allowance in Brazil ($15 million). The 2010 effective tax rate was favorably impacted by the reversal of tax reserves

($148 million) following the conclusion of the IRS examination of Altria Group, Inc.’s consolidated tax returns for the years 2000 through 2003, partially offset by the negative impact of an enacted increase in corporate income tax rates in Greece ($21 million) and the net result of an audit in Italy ($6 million). The discrete tax items increased our diluted EPS by $0.02 per share in 2011, and by $0.07 per share in 2010.

•       Currency — The favorable currency impact during 2011 was due primarily to the Australian dollar, the Euro, Indonesian rupiah, Japanese yen and the Russian ruble, partially offset by the Swiss franc and the Turkish lira.

•       Interest — The favorable impact of interest was due primarily to lower average interest rates on debt and higher interest income, partially offset by higher average debt levels.

•       Lower Shares Outstanding and Share-Based Payments — The favorable diluted EPS impact was due to the repurchase of our common stock pursuant to our share repurchase program.

•       Operations — The increase in our operations reflected in the table above was due primarily to the following segments:

•

Asia: Higher pricing and favorable volume/mix, partially offset by higher marketing, administration and research costs (including an increased marketing investment in Japan) and higher manufacturing costs (including higher air freight costs related to increased shipments to Japan); and

•

Eastern Europe, Middle East & Africa: Higher pricing and favorable volume/mix, partially offset by higher manufacturing costs and higher marketing, administration and research costs (principally related to a marketing and business infrastructure investment in Russia).

We broadly estimate that our diluted EPS for 2011 increased by approximately $0.18 as a result of the shortages of competitors’ products in Japan following the March 11, 2011, earthquake and tsunami.

For further details, see the “Consolidated Operating Results” and “Operating Results by Business Segment” sections of the following “Discussion and Analysis.”

•       2012 Forecasted Results — On February 9, 2012, we announced our forecast for 2012 full-year reported diluted EPS to be in a range of $5.25 to $5.35, at prevailing exchange rates at that time, versus $4.85 in 2011, resulting in an anticipated unfavorable currency impact of approximately $0.10 in 2012. Excluding the unfavorable currency impact, reported diluted earnings per share are projected to increase by approximately 10% to 12% versus reported diluted earnings per share in 2011, or by approximately the same percentages versus 2011 adjusted diluted earnings per share of $4.88. We calculated 2011 adjusted diluted EPS as reported diluted EPS of $4.85, less the $0.02 per share benefit of discrete tax items, plus the $0.05 per share charge related to asset impairment and exit costs. We expect that our 2012 second quarter comparison will be difficult as a result of the unprecedented events in Japan during 2011. This 2012 guidance excludes the impact of potential future acquisitions, unanticipated asset impairment and exit cost charges and any unusual events. The factors described in the Cautionary Factors That May Affect Future Results section of the following Discussion and Analysis represent continuing risks to this forecast.

Adjusted diluted EPS is not a U.S. GAAP measure. We define adjusted diluted EPS as reported diluted EPS adjusted for asset impairment and exit costs, discrete tax items and unusual items. We believe it is appropriate to disclose this measure as it represents core earnings, improves comparability and helps investors analyze business performance and trends. Adjusted diluted EPS should be considered neither in isolation nor as a substitute for reported diluted EPS prepared in accordance with U.S. GAAP.

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

•       Goodwill and Non-Amortizable Intangible Assets Valuation — We test goodwill and non-amortizable intangible assets annually for impairment or more frequently if events occur that would warrant such review. We perform our annual impairment analysis in the first quarter of each year. The impairment analysis involves comparing the fair value of each reporting unit or non-amortizable intangible asset to the carrying value. If the carrying value exceeds the fair value, goodwill or a non-amortizable intangible asset is considered impaired. To determine the fair value of goodwill, we primarily use a discounted cash flow model, supported by the market approach using earnings multiples of comparable companies. To determine the fair value of non-amortizable intangible assets, we primarily use a discounted cash flow model applying the relief-from-royalty method. These discounted cash flow models include management assumptions relevant for forecasting operating cash flows, which are subject to changes in business conditions, such as volumes and prices, costs to produce, discount rates and estimated capital needs. Management considers historical experience and all available information at the time the fair values are estimated, and we believe these assumptions are consistent with the assumptions a hypothetical marketplace participant would use. We concluded that the fair value of our reporting units and non-amortizable intangible assets exceeded the carrying value and any reasonable movement in the assumptions would not result in an impairment. Since the March 28, 2008, spin-off from Altria, we have not recorded a charge to earnings for an impairment of goodwill or non-amortizable intangible assets.

•       Marketing and Advertising Costs — As required by U.S. GAAP, we record marketing costs as an expense in the year to which costs relate. We do not defer amounts on our balance sheet. We expense advertising costs during the year in which the costs are incurred. We record trade promotion costs as a reduction of revenues during the year in which these programs are offered, relying on estimates of utilization and redemption rates that have been developed from historical information. Such programs include, but are not limited to, discounts, rebates, in-store display incentives and volume-based incentives. For interim reporting purposes, advertising and certain consumer incentives are charged to earnings based on estimated sales and related expenses for the full year.

•       Employee Benefit Plans — As discussed in Note 13. Benefit Plans to our consolidated financial statements, we provide a range of benefits to our employees and retired employees, including pensions, postretirement health care and postemployment benefits (primarily severance). We record annual amounts relating to these plans based on calculations specified by U.S. GAAP. These calculations include various actuarial assumptions, such as discount rates, assumed rates of return on plan assets, compensation increases and turnover rates. We review actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. As permitted by U.S. GAAP, any effect of the modifications is generally amortized over future periods. We believe that the assumptions utilized in calculating our obligations under these plans are reasonable based upon advice from our actuaries.

At December 31, 2011, our discount rate was 4.50% for our U.S. pension and postretirement plans. This rate was 90 basis points lower than our 2010 discount rate. Our weighted-average discount rate assumption for our non-U.S. pension plans decreased to 3.40%, from 4.00% at December 31, 2010. Our weighted-average discount rate assumption for our non-U.S. postretirement plans was 5.45% at December 31, 2011, and 5.14% at December 31, 2010. We anticipate that assumption changes, coupled with the amortization of deferred gains and losses, will increase 2012 pre-tax U.S. and non-U.S. pension and postretirement expense to approximately $230 million as compared with $155 million in 2011, excluding amounts related to early retirement programs. A fifty-basis-point decrease in our discount rate would increase our 2012 pension and postretirement expense by approximately $40 million, and a fifty-basis-point increase in our discount rate would decrease our 2012 pension and postretirement expense by the same amount. Similarly, a fifty-basis-point decrease (increase) in the expected return on plan assets would increase (decrease) our 2012 pension expense by approximately $25 million.

See Note 13. Benefit Plans to our consolidated financial statements for a sensitivity discussion of the assumed health care cost trend rates.

•       Income Taxes — Prior to the spin-off of PMI by Altria, we were a wholly owned subsidiary of Altria. We participated in a tax-sharing agreement with Altria for U.S. tax liabilities, and our accounts were included with those of Altria for purposes of its U.S. federal income tax return. Under the terms of the agreement, taxes were computed on a separate company basis. To the extent that we generated foreign tax credits, capital losses and other credits that could not be utilized on a separate company basis, but were utilized in Altria’s consolidated U.S. federal income tax return, we would recognize the resulting benefit in the calculation of our provision for income taxes. We made payments to, or were reimbursed by, Altria for the tax effects resulting from our inclusion in Altria’s consolidated United States federal income tax return. On the date of the spin-off of PMI by Altria, we entered into a Tax Sharing Agreement with Altria. The Tax Sharing Agreement generally governs Altria’s and our respective rights, responsibilities and obligations for pre-distribution periods and for potential taxes on the spin-off of PMI by Altria. With respect to any potential tax resulting from the spin-off of PMI by Altria, responsibility for the tax will be allocated to the party that acted (or failed to act) in a manner which resulted in the tax. Beginning March 31, 2008, we were no longer a member of the Altria consolidated tax return group, and we filed our own U.S. federal consolidated income tax return.

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

The effective tax rates used for interim reporting are based on our full-year geographic earnings mix projections and cash repatriation plans. Changes in currency exchange rates, earnings mix or in cash repatriation plans could have an impact on the effective tax rates, which we monitor each quarter. Significant judgment is required in determining income tax provisions and in evaluating tax positions.

•       Hedging — As discussed below in “Market Risk,” we use derivative financial instruments principally to reduce exposures to market risks resulting from fluctuations in foreign currency exchange rates by creating offsetting exposures. For derivatives to which we have elected to apply hedge accounting, we meet the requirements of U.S. GAAP. As a result, gains and losses on these derivatives are deferred in accumulated other comprehensive losses and recognized in the consolidated statement of earnings in the periods when the related hedged transactions are also recognized in operating results. If we had elected not to use the hedge accounting provisions permitted under U.S. GAAP, gains (losses) deferred in stockholders’ equity would have been recorded in our net earnings.

•       Contingencies — As discussed in Note 21. Contingencies to our consolidated financial statements, legal proceedings covering a wide range of matters are pending or threatened against us and/or our subsidiaries, and/or our indemnitees in various jurisdictions. We and our subsidiaries record provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. The variability in pleadings in multiple jurisdictions, together with the actual experience of management in litigating claims, demonstrate that the monetary relief that may be specified in a lawsuit bears little relevance to the ultimate outcome. Much of the tobacco-related litigation is in its early stages, and litigation is subject to uncertainty. At the present time, while it is reasonably possible that an unfavorable outcome in a case may occur, after assessing the information available to it (i) management has not concluded that it is probable that a loss has been incurred in any of the pending tobacco-related cases; (ii) management is unable to estimate the possible loss or range of loss for any of the pending tobacco-related cases; and (iii) accordingly, no estimated loss has been accrued in the consolidated financial statements for unfavorable outcomes in these cases, if any. Legal defense costs are expensed as incurred.

Consolidated Operating Results

See pages 41 to 44 for a discussion of “Cautionary Factors That May Affect Future Results.” Our cigarette volume, net revenues, excise taxes on products and operating companies income by segment were as follows:

(in millions)	2011	2010	2009
Cigarette Volume
European Union	211,493	222,964	235,300
Eastern Europe, Middle East & Africa	290,250	289,312	298,760
Asia	313,282	282,290	226,204
Latin America & Canada	100,241	105,290	103,779

Total cigarette volume	915,266	899,856	864,043

(in millions)	2011	2010	2009
Net Revenues
European Union	$29,768	$28,050	$28,550
Eastern Europe, Middle East & Africa	17,452	15,928	13,865
Asia	19,590	15,235	12,413
Latin America & Canada	9,536	8,500	7,252

Net revenues	$76,346	$67,713	$62,080

(in millions)	2011	2010	2009
Excise Taxes on Products
European Union	$20,556	$19,239	$19,509
Eastern Europe, Middle East & Africa	9,571	8,519	7,070
Asia	8,885	7,300	5,885
Latin America & Canada	6,237	5,447	4,581

Excise taxes on products	$45,249	$40,505	$37,045

(in millions)	2011	2010	2009
Operating Income
Operating companies income:
European Union	$4,560	$4,311	$4,506
Eastern Europe, Middle East & Africa	3,229	3,152	2,663
Asia	4,836	3,049	2,436
Latin America & Canada	988	953	666
Amortization of intangibles	(98)	(88)	(74)
General corporate expenses	(183)	(177)	(157)

Operating income	$13,332	$11,200	$10,040

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

The following events that occurred during 2011, 2010 and 2009 affected the comparability of our statement of earnings amounts:

•       Asset Impairment and Exit Costs — For the years ended December 31, 2011, 2010 and 2009, pre-tax asset impairment and exit costs by segment were as follows:

(in millions)	2011	2010	2009
Separation programs:
European Union	$35	$27	$29
Eastern Europe, Middle East & Africa	6
Asia	7
Latin America & Canada	15

Total separation programs	63	27	29

Contract termination charges:
Eastern Europe, Middle East & Africa	12
Asia		20

Total contract termination charges	12	20	—

Asset impairment charges:
European Union	10
Eastern Europe, Middle East & Africa	7
Asia	8
Latin America & Canada	9

Total asset impairment charges	34

Asset impairment and exit costs	$109	$47	$29

For further details, see Note 5. Asset Impairment and Exit Costs to our consolidated financial statements.

•       Colombian Investment and Cooperation Agreement Charge — The 2009 operating companies income of the Latin America & Canada segment included a pre-tax charge of $135 million related to the Investment and Cooperation Agreement in Colombia. For further details, see Note 18. Colombian Investment and Cooperation Agreement to our consolidated financial statements.

•       Acquisitions and Other Business Arrangements — For further details, see Note 6. Acquisitions and Other Business Arrangements to our consolidated financial statements.

2011 compared with 2010

The following discussion compares our consolidated operating results for the year ended December 31, 2011, with the year ended December 31, 2010.

Our cigarette shipment volume of 915.3 billion units increased 15.4 billion (1.7%), due primarily to gains in:

•

Asia, primarily driven by a higher total market and share in Indonesia, higher share in Japan (including the benefit from the shortages of competitors’ products) and Korea, as well as the favorable impact of the business combination in the Philippines; and

•	EEMA, primarily due to higher total markets in Algeria and Saudi Arabia, and higher share in Algeria and Turkey.

These gains were partially offset by declines in:

•	the European Union, primarily due to lower total markets and share, mainly in Italy, Portugal and Spain, and a lower total market in Greece; and

•	Latin America & Canada, due mainly to Mexico, reflecting a lower total market, partly offset by a higher total market and share in Argentina, and higher share in Canada.

Excluding acquisitions (primarily the business combination with Fortune Tobacco Corporation in the Philippines), our cigarette shipment volume was up 0.5%, driven by growth from each of our top ten brands by volume, which, collectively, represented more than 75% of our total cigarette shipment volume.

Our market share performance was stable or registered growth in a number of markets, including Algeria, Argentina, Australia, Austria, Belgium, Canada, France, Germany, Greece, Hong Kong, Indonesia, Japan, Korea, Malaysia, Mexico, the Netherlands, the Philippines, Russia, Saudi Arabia, Singapore, Thailand and Turkey.

Total cigarette shipments of Marlboro of 300.1 billion units were up by 0.9%, due primarily to an increase in Asia of 8.8%, mainly Indonesia, Japan, Korea and Vietnam; and growth in EEMA of 5.3%, primarily due to the Middle East and North Africa. These increases were partially offset by declines in the European Union of 5.1%, mainly reflecting lower total markets and share, primarily in Italy, Portugal and Spain, a lower market in Greece, and lower share in Germany, partly offset by share growth in Belgium and Hungary; and in Latin America & Canada of 5.8%, mainly due to a lower total market in Mexico, partly offset by share growth in Argentina, Colombia and Brazil.

Total cigarette shipments of L&M of 90.1 billion units were up by 1.7%, reflecting growth in the European Union, EEMA and Latin America & Canada segments. Total cigarette shipments of Chesterfield of 36.7 billion units were up by 0.6%, driven by growth in the European Union, primarily in Germany and Portugal. Total cigarette shipments of Parliament of 39.4 billion units were up by 12.1%. Total cigarette shipments of Lark of 33.7 billion units increased by 17.5%, driven by growth in Japan, partially offset by a decline in Turkey. Total cigarette shipments of Bond Street of 45.0 billion units increased by 2.0%, led mainly by growth in Kazakhstan, Russia and Ukraine, partially offset by declines in Hungary and Turkey. Total cigarette shipments of Philip Morris of 39.3 billion units increased by 1.4%, mainly reflecting growth in Japan and Argentina, partly offset by a decline in the Philippines.

Total shipment volume of other tobacco products (OTP), in cigarette equivalent units, excluding acquisitions, grew by 7.2%, notably in Benelux, France, Italy and Germany.

Total shipment volume for cigarettes and OTP combined was up by 0.7% excluding acquisitions.

Our net revenues and excise taxes on products were as follows:

(in millions)	2011	2010	Variance	%
Net revenues	$76,346	$67,713	$8,633	12.7%
Excise taxes on products	45,249	40,505	4,744	11.7%

Net revenues, excluding excise taxes on products	$31,097	$27,208	$3,889	14.3%

Currency movements increased net revenues by $2.6 billion and net revenues, excluding excise taxes on products, by $1.2 billion. The $1.2 billion increase was due primarily to the Australian dollar, the Euro, Indonesian rupiah, Japanese yen, Russian ruble and the Swiss franc, partially offset by the Turkish lira.

Net revenues, which include excise taxes billed to customers, increased $8.6 billion (12.7%). Excluding excise taxes, net revenues increased $3.9 billion (14.3%) to $31.1 billion. This increase was due to:

•	price increases ($1.9 billion),

•	favorable currency ($1.2 billion),

•	favorable volume/mix ($609 million) and

•	the impact of acquisitions ($137 million).

Excise taxes on products increased $4.7 billion (11.7%), due to:

•	higher excise taxes resulting from changes in retail prices and tax rates ($3.2 billion),

•	currency movements ($1.3 billion),

•	volume/mix ($198 million) and

•	the impact of acquisitions ($52 million).

Governments have consistently increased excise taxes in most of the markets in which we operate. As discussed under the caption “Business Environment,” we expect excise taxes to continue to increase.

Our cost of sales; marketing, administration and research costs; and operating income were as follows:

(in millions)	2011	2010	Variance	%
Cost of sales	$10,678	$9,713	$965	9.9%
Marketing, administration and research costs	6,880	6,160	720	11.7%
Operating income	13,332	11,200	2,132	19.0%

Cost of sales increased $965 million (9.9%), due to:

•	higher manufacturing costs ($428 million, including air freight costs related to additional shipments to Japan),

•	currency movements ($254 million),

•	volume/mix ($187 million) and

•	the impact of acquisitions ($96 million).

With regard to tobacco leaf prices, we expect modest increases going forward, broadly in line with inflation, as the market has now been stabilized, due in part to our increased direct involvement with local farmers. We also anticipate some cost pressure in 2012, driven in large measure by the historical leaf tobacco price increases that will continue to affect our product costs in the current year, higher prices for cloves and higher prices for a number of other direct materials we use in the production of our brands.

Marketing, administration and research costs increased $720 million (11.7%), due to:

•	currency ($427 million),

•	higher expenses ($278 million, principally related to increased marketing investment in Japan and Russia, and business infrastructure investment in Russia) and

•	the impact of acquisitions ($15 million).

Operating income increased $2.1 billion (19.0%). This increase was due primarily to:

•	price increases ($1.9 billion),

•	favorable currency ($565 million) and

•	favorable volume/mix ($422 million), partially offset by

•	higher manufacturing expenses ($428 million),

•	higher marketing, administration and research costs ($278 million) and

•	higher asset impairment and exit costs ($62 million).

Interest expense, net, of $800 million decreased $76 million, due primarily to lower average interest rates on debt and higher interest income, partially offset by higher average debt levels.

Our effective tax rate increased 1.7 percentage points to 29.1%, due primarily to higher discrete tax items in 2010 that benefited our 2010 effective tax rate. The 2011 effective tax rate was favorably impacted by an enacted decrease in corporate income tax rates in Greece ($11 million) and the reversal of a valuation allowance in Brazil ($15 million). The 2010 effective tax rate was favorably impacted by the reversal of tax reserves ($148 million) following the conclusion of the IRS examination of Altria Group, Inc.’s consolidated tax returns for the years 2000 through 2003, partially offset by the negative impact of an enacted increase in corporate income tax rates in Greece ($21 million) and the net result of an audit in Italy ($6 million). The effective tax rate is based on our full-year geographic earnings mix and cash repatriation plans. Changes in our cash repatriation plans could have an impact on the effective tax rate, which we monitor each quarter. Significant judgment is required in determining income tax provisions and in evaluating tax positions. Based upon tax regulations in existence at December 31, 2011, and our cash repatriation plans, we estimate that our 2012 effective tax rate will be approximately 29% to 30%.

We are regularly examined by tax authorities around the world, and we are currently under examination in a number of jurisdictions. It is reasonably possible that within the next twelve months certain tax examinations will close, which could result in a change in unrecognized tax benefits along with related interest and penalties. An estimate of any possible change cannot be made at this time.

Net earnings attributable to PMI of $8.6 billion increased $1.3 billion (18.3%). This increase was due primarily to higher operating income, partially offset by a higher effective tax rate. Diluted and basic EPS of $4.85 increased by 23.7% and 23.4%, respectively. Excluding a favorable currency impact of $0.19, diluted EPS increased 18.9%.

2010 compared with 2009

The following discussion compares our consolidated operating results for the year ended December 31, 2010, with the year ended December 31, 2009.

Our cigarette shipment volume of 899.9 billion units increased 35.8 billion (4.1%), due primarily to gains in:

•

Asia, driven by growth in Indonesia, reflecting a higher total market; Korea, driven by higher share; and the favorable impact of the business combination with Fortune Tobacco Corporation in the Philippines of 57.4 billion units; partially offset by Japan, due to the lower total market reflecting the impact of the October 1, 2010, tax-driven retail price increases and unfavorable trade inventory movements, partly offset by higher market share; and

•	Latin America & Canada, mainly due to Canada, reflecting a higher tax-paid market, and Mexico, partially driven by trade inventory movements ahead of the January 1, 2011, excise tax increase.

These gains were partially offset by declines in:

•

the European Union, primarily reflecting lower total markets, notably in the Baltic States, Greece, Poland and Spain, driven by tax-driven price increases and adverse economic conditions; and lower market share, mainly in the Czech Republic, Germany, Greece and Portugal; and

•

EEMA, primarily due to: Romania, reflecting a lower total market and lower market share following excise tax increases in 2009 and January and July 2010, as well as unfavorable trade inventory movements; Turkey, reflecting the unfavorable impact of a significant excise tax increase in January 2010; and Ukraine, reflecting the unfavorable impact of steep tax-driven price increases in January and July 2010; partially offset by increases in Russia, due primarily to higher market share and favorable distributor inventory movements; and North Africa, primarily Algeria, reflecting higher market share.

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

Total shipment volume of other tobacco products (OTP), in cigarette equivalent units, grew by 35.1%, benefiting from the acquisition of Swedish Match South Africa (Proprietary) Limited. Excluding acquisitions, shipment volume of OTP was down by 4.3%, primarily due to lower volume in Poland, reflecting the impact of the excise tax alignment of pipe tobacco to roll-your-own in the first quarter of 2009, partly offset by the growth of fine cut in Belgium, Germany and Spain.

Total shipment volume for cigarettes and OTP was up by 4.8%, or down by 2.5% excluding acquisitions.

Our net revenues and excise taxes on products were as follows:

(in millions)	2010	2009	Variance	%
Net revenues	$67,713	$62,080	$5,633	9.1%
Excise taxes on products	40,505	37,045	3,460	9.3%

Net revenues, excluding excise taxes on products	$27,208	$25,035	$2,173	8.7%

Currency movements increased net revenues by $1.6 billion and net revenues, excluding excise taxes on products, by $694 million. The $694 million increase was due primarily to the Australian dollar, Brazilian real, Canadian dollar, Indonesian rupiah, Japanese yen, Korean won, Mexican peso, Russian ruble and Turkish lira, partially offset by the Argentine peso and the Euro.

Net revenues, which include excise taxes billed to customers, increased $5.6 billion (9.1%). Excluding excise taxes, net revenues increased $2.2 billion (8.7%) to $27.2 billion. This increase was due to:

•	price increases ($1.7 billion),

•	favorable currency ($694 million) and

•	the impact of acquisitions ($631 million), partially offset by

•	lower volume/mix ($814 million).

Excise taxes on products increased $3.5 billion (9.3%), due to:

•	higher excise taxes resulting from changes in retail prices and tax rates ($3.9 billion),

•	currency movements ($863 million) and

•	the impact of acquisitions ($246 million), partially offset by

•	lower volume/mix ($1.5 billion).

Our cost of sales; marketing, administration and research costs; and operating income were as follows:

(in millions)	2010	2009	Variance	%
Cost of sales	$9,713	$9,022	$691	7.7%
Marketing, administration and research costs	6,160	5,870	290	4.9%
Operating income	11,200	10,040	1,160	11.6%

Cost of sales increased $691 million (7.7%), due to:

•	the impact of acquisitions ($480 million),

•	currency movements ($176 million) and

•	higher manufacturing costs ($165 million, primarily leaf tobacco costs), partially offset by

•	volume/mix ($130 million).

Marketing, administration and research costs increased $290 million (4.9%), due to:

•	higher expenses ($228 million, primarily general and administrative as well as research and development costs),

•	currency ($177 million) and

•	the impact of acquisitions ($20 million), partially offset by

•	the 2009 charge related to the Colombian Investment and Cooperation Agreement ($135 million).

Operating income increased $1.2 billion (11.6%). This increase was due primarily to:

•	price increases ($1.7 billion),

•	favorable currency ($337 million),

•	the 2009 charge related to the Colombian Investment and Cooperation Agreement ($135 million) and

•	the impact of acquisitions ($131 million), partially offset by

•	lower volume/mix ($684 million),

•	higher marketing, administration and research costs ($228 million),

•	higher manufacturing costs ($165 million) and

•	higher asset impairment and exit costs ($18 million).

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

Operating Results by Business Segment

Business Environment

Taxes, Legislation, Regulation and Other Matters Regarding the Manufacture, Marketing, Sale and Use of Tobacco Products

The tobacco industry faces a number of challenges that may adversely affect our business, volume, results of operations, cash flows and financial position. These challenges, which are discussed below and in “Cautionary Factors That May Affect Future Results,” include:

•	actual and proposed tobacco legislation and regulation;

•	actual and proposed excise tax increases, as well as changes in excise tax structures and retail selling price regulations;

•	price gaps and changes in price gaps between premium and mid-price and low-price brands and between cigarettes and other tobacco products;

•	illicit trade in cigarettes and other tobacco products, including counterfeit and contraband;

•	significant governmental actions aimed at imposing regulatory requirements impacting our ability to communicate with adult consumers and differentiate our products from competitors’ products;

•	increased efforts by tobacco control advocates to “denormalize” smoking and seek the implementation of extreme regulatory measures;

•	proposed legislation to mandate plain (generic) packaging resulting in the expropriation of our trademarks;

•	pending and threatened litigation as discussed in Note 21. Contingencies;

•	actual and proposed requirements for the disclosure of cigarette ingredients and other proprietary information without adequate trade secret protection;

•	disproportionate testing requirements and performance standards;

•	actual and proposed restrictions on the use of tobacco product ingredients, including a complete ban of tobacco product ingredients;

•	actual and proposed restrictions on imports in certain jurisdictions;

•	actual and proposed restrictions affecting tobacco manufacturing, packaging, marketing, advertising, product display and sales;

•	governmental and private bans and restrictions on smoking;

•	the outcome of proceedings and investigations, and the potential assertion of claims, and proposed regulation relating to contraband shipments of cigarettes; and

•	governmental investigations.

In the ordinary course of business, many factors can affect the timing of sales to customers, including the timing of holidays and other annual or special events, the timing of promotions, customer incentive programs and customer inventory programs, as well as the actual or speculated timing of pricing actions and tax-driven price increases.

•       Framework Convention on Tobacco Control: The World Health Organization’s (“WHO”) Framework Convention on Tobacco Control (“FCTC”) entered into force in February 2005. As of February 2012, 174 countries, as well as the European Community, have become Parties to the FCTC. The FCTC is the first international public health treaty, and its objective is to establish a global agenda for tobacco regulation with the purpose of reducing initiation of tobacco use and encouraging cessation. The treaty recommends (and, in certain instances, requires) Parties to have in place or enact legislation that would:

•	establish specific actions to prevent youth smoking;

•	restrict and/or eliminate all tobacco product advertising, marketing, promotions and sponsorships;

•	initiate public education campaigns to inform the public about the health consequences of smoking and the benefits of quitting;

•	implement regulations imposing product testing, disclosure and performance standards;

•	impose health warning requirements on packaging;

•	adopt measures aimed at eliminating cigarette smuggling and counterfeit cigarettes;

•	restrict smoking in public places;

•	implement public health-based fiscal policies (tax and price measures);

•	adopt and implement measures that ensure that packaging and labeling, including descriptive terms, do not create the false impression that one brand of cigarettes is safer than another;

•	phase out or restrict duty free tobacco sales; and

•	encourage litigation against tobacco product manufacturers.

In many respects, the areas of regulation we support mirror provisions of the FCTC, such as regulation of advertising and marketing, product content and emissions, sales to minors, public smoking and the use of tax and price policy to achieve public health objectives. However, we disagree with the provisions of the FCTC that call for a total ban on marketing, a total ban on public smoking, a ban on the sale of duty free cigarettes, and the use of litigation against the tobacco industry. We also believe that excessive taxation can have significant adverse consequences. The speed at which tobacco regulation has been adopted in our markets has increased as a result of the treaty.

        Following the entry into force of the FCTC, the Conference of the Parties (“CoP”), the governing body of the FCTC, has adopted several guidelines that provide non-binding recommendations to the Parties supplementing specific Articles of the Treaty. The recommendations include measures that we strongly oppose, such as point-of-sale display bans, plain (generic) packaging, a ban on all forms of communications to adult smokers, measures to prohibit or restrict ingredients that may increase the palatability or attractiveness of tobacco products, and limits on tobacco industry involvement in the development of tobacco policy and regulations. These recommendations reflect an extreme application of the Treaty, are not based on sound evidence of a public health benefit and are likely to lead to adverse consequences. In fact, as we discuss below, they are likely to undermine public health by leading to a further increase in illicit trade and low-price cigarettes and, in the case of measures such as plain packaging, will additionally result in the expropriation of our trademarks, harm competition and violate international treaties.

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

At the fourth session of the CoP, it was decided to establish a working group to develop guidelines on price and tax measures to reduce the demand for tobacco (Article 6 of the FCTC). Draft guidelines will be presented to the fifth CoP scheduled for November 2012. We strongly oppose excessive and disruptive excise tax increases, which encourage illicit trade and drive consumers to low-price and alternative tobacco products. Such tax increases undermine public health and ultimately undercut government revenue objectives.

Tax increases and discriminatory tax structures are expected to continue to have an adverse impact on our sales of cigarettes, due to lower consumption levels and to a shift in consumer purchases from the premium to non-premium or discount segments or other low-price or low-taxed tobacco products such as fine-cut tobacco products and/or counterfeit and contraband products.

•       EU Tobacco Products Directive: In 2010, the European Commission conducted a public consultation on the revision of the EU Tobacco Products Directive (2001/37/EC), seeking a “wide range of views…on factors such as labeling and health warnings on tobacco packets and additives used as tobacco ingredients.” Policy options submitted for comment included measures we oppose, such as plain packaging, a point-of-sale display ban, an ingredients ban, and oversized health warnings, covering 75% of the front and 100% of the back of cigarette packs. Over 85,000 submissions have been made in response to the public consultation.

The Commission has stated that it hopes to make a proposal for amending the EU Tobacco Products Directive in 2012. Thereafter, the proposal requires approval by the European Parliament and the Council of Ministers, a process that is expected to take several years. It is not possible to predict what amendments, if any, will be proposed and ultimately adopted.

•        Plain Packaging: While to date no country other than Australia has adopted this measure, plain packaging proposals have received support from tobacco control advocates as well as some individual legislators and public health officials in various other countries. Also, as noted above, the FCTC’s CoP adopted guidelines recommending plain packaging in 2008. We strongly oppose plain packaging, which would not only constitute an expropriation of our valuable trademarks, but would be a pure and simple confiscation of the core of our business. Transforming the industry into a low price commodity business will not reduce consumption, smoking incidence or initiation. Indeed, plain packaging is a misguided measure that will undermine the public health objectives of its proponents. Furthermore, it will impair free competition, jeopardize freedom of trade, stifle product innovation and spur illicit trade and counterfeit activity to the detriment of the legitimate industry, its entire supply chain and government revenues. Moreover, the imposition of plain packaging would violate the terms of international treaties governing the protection of industrial property and the trade-related aspects of intellectual property rights, and several countries have specifically raised these issues with respect to Australia’s plain packaging legislation. We will take all steps necessary to ensure that all constituencies understand the adverse consequences of plain packaging and to obtain all protection and relief to which we are entitled under the law.

In Australia, the Tobacco Plain Packaging Bill 2011 and the Trade Marks Amendment (Tobacco Plain Packaging) Bill 2011 were passed by the Federal Parliament in November 2011 and given Royal assent on December 1, 2011. The legislation will ban, as of December 1, 2012, the use of company branding, logos and colors on packaging other than the brand name and variant which may be printed only in specified locations and in uniform font. It also includes a provision that renders the plain packaging requirements inapplicable to any property (e.g., trademarks, logos, etc.) that a court determines has been expropriated by the legislation. Also, on December 22, 2011, the government amended the health warning requirements to mandate, among other things, increased warning labels on the front of the pack from 30% to 75% effective from January 1, 2012, with transition provisions applicable until December 1, 2012, to coincide with the full compliance deadline for plain packaging.

In June 2011, our subsidiary, Philip Morris Asia Limited, served a notice of claim on the government stating its intention to take Australia to international arbitration pursuant to the Hong Kong-Australia Bilateral Investment Treaty regarding plain packaging for tobacco products. The parties were not able to reach an amicable settlement, so formal arbitration proceedings under the Investment Treaty were initiated against the government on November 21, 2011. In the arbitration, Philip Morris Asia Limited is seeking substantial compensation from the government.

Further, on December 20, 2011, our Australian subsidiary, Philip Morris Limited, filed a lawsuit against the government in the High Court of Australia. Philip Morris Limited is challenging the plain packaging legislation on the basis that the legislation violates the Australian Constitution by acquiring Philip Morris Limited’s property without paying for it. Other tobacco companies have filed similar lawsuits against the government.

        In March 2011, the UK government stated, in its Tobacco Control Plan, that it “wants to understand whether there is evidence to demonstrate that plain packaging would have an additional public health benefit” and it will also “explore the competition, trade and legal implications, and the likely impact on the illicit tobacco market.” The UK government indicated that it would begin consultation on plain packaging in spring 2012.

•       Brand Descriptors: Many countries, and the EU, prohibit or are in the process of prohibiting descriptors such as “lights,” “mild” and “low tar.” The FCTC requires the Parties to adopt and implement measures to ensure that tobacco product packaging and labeling, including descriptive terms, do not create “the false impression that a particular tobacco product is less harmful than other tobacco products.”

Some public health advocates, governments, and the guidelines issued by the FCTC’s CoP have called for a ban or restriction on the use of colors, which they claim are also used to signify that some brands provide lower yields of tar, nicotine and other smoke constituents. Other governments have banned, sought to ban or restricted the use of descriptive terms they regard as misleading, including, in at least one country, the use of colors, and terms such as “premium,” “full flavor,” “international,” “gold,” and “silver,” and one permits only one pack variation per brand, arguing that such terms or pack variations are inherently misleading. We believe such regulations are unreasonably broad, go beyond the scope and intent of legislation designed to prevent consumers from believing that one brand is less harmful than another, unduly restrict our intellectual property and other rights, and violate international trade commitments. As such, we oppose these types of regulations, and in some instances we have commenced litigation to challenge them.

•       Testing and Reporting of Other Smoke Constituents: Several countries, including Brazil, Canada, and Taiwan, require manufacturers to test and report to regulators certain by-brand yields of other smoke constituents from the 45 to 80 that have been identified as potential causes of tobacco-related diseases. We measure many of these constituents for our product research and development purposes and support efforts to develop reasonable regulation in this area. However, there is no international consensus on which smoke constituents cause the full range of diseases associated with tobacco use, and there are very limited internationally validated analytical methods to measure the constituents’ yields in the smoke. Moreover, there is extremely limited capacity to conduct by-brand testing on a global basis. It is not certain when actual testing requirements will be recommended by the FCTC’s CoP and whether individual countries will adopt them, although bills to require testing of a wide range of smoke constituent yields are pending in some countries. The cost of by-brand testing could be significant, and public health groups, including the relevant CoP Working Group, have recommended that tobacco companies should be required to bear that cost.

•       Ceilings on Tar, Nicotine, Carbon Monoxide and Other Smoke Constituents: Despite the fact that public health authorities have questioned the significance of ISO-measured tar, nicotine and carbon monoxide yields, a number of countries, including all EU Member States, have established maximum yields of tar, nicotine and/or carbon monoxide, as measured by the ISO standard test method. No country to date has adopted ceilings based on an alternative test method or for other smoke constituents. In 2009, the WHO’s Study Group on Tobacco Regulation (“TobReg”) recommended that governments establish ceilings for nine specific smoke constituents, including tobacco-specific nitrosamines. The TobReg proposal would set ceilings based on the median yield for each constituent in the market determined by testing all brands sold in the market. Although this concept of “selective constituent reduction” is supported by some public health officials, several public health advocates and scientists have criticized the proposal on the grounds that selectively reducing some constituents in conventional cigarettes will not lead to a meaningful reduction in disease and thus will not benefit public health and/or will mislead consumers into believing that conventional cigarettes with regulated (i.e., reduced) levels of these constituents are safer.

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

•       Restrictions and Bans on the Use of Ingredients: Several countries have laws and/or regulations governing the use of ingredients in tobacco products that have been in place for many years. Our products comply with those laws. Until recently, efforts to regulate ingredients have focused on whether ingredients added to cigarettes increase the toxicity and/or addictiveness of cigarette smoke. Increasingly, however, tobacco control advocates and some regulators, including the WHO, the European Commission, and individual governments, are considering regulating or have regulated cigarette ingredients with the stated objective of reducing the “palatability” and “attractiveness” of cigarette smoke, smoking and tobacco products. The Canadian federal government adopted a bill, which became effective in July 2010, that banned virtually all flavor ingredients in cigarettes and little cigars. The bill has had the effect of banning traditional American blend cigarettes in Canada, which represented a share of below 1% of the Canadian market.

In November 2010, the fourth session of the CoP adopted “partial” and “provisional” guidelines on Articles 9 and 10 of the FCTC (regulation of contents and disclosure of tobacco products). Among other things, these guidelines recommend that Parties implement measures to prohibit or restrict ingredients and colorings that may increase the palatability or attractiveness of tobacco products. The CoP determined that these guidelines will have to be periodically re-assessed “in light of the scientific evidence and country experience” and mandated that the Working Group on Articles 9 and 10 present a set of recommendations focused on toxicity and addictiveness to the fifth session of the CoP in November 2012.

We support regulations that would prohibit the use of ingredients that are determined, based on sound scientific test methods and data, to significantly increase the inherent toxicity and/or addictiveness of smoke. The outcome of the fourth session of the CoP makes clear that there is a need for further work to develop a science-based framework for ingredients regulation. We oppose regulations that would ban ingredients to reduce the palatability or attractiveness of tobacco products because, in light of the millions of smokers in countries like Canada, the UK and China who prefer cigarettes without ingredients, there is no reasonable basis to conclude that an ingredient ban would reduce smoking prevalence.

•       Bans and Restrictions on Advertising, Marketing, Promotions and Sponsorships: For many years, countries have imposed partial or total bans on tobacco advertising, marketing and promotion. The FCTC calls for a “comprehensive ban on advertising, promotion and sponsorship” and requires governments that have no constitutional constraints to ban all forms of advertising. Where constitutional constraints exist, the FCTC requires governments to restrict or ban radio, television, print media, other media, including the Internet, and sponsorships of international events within five years of the effective date of a country’s ratification of the FCTC. The FCTC also requires disclosure of expenditures on advertising, promotion and sponsorship where such activities are not prohibited. The CoP adopted guidelines that recommend that governments adopt extreme and sweeping prohibitions, including all forms of communications to adult smokers. We oppose complete bans on advertising and communications. We also believe that the available evidence does not support the contention that limitations on marketing are effective in reducing smoking prevalence, but we would generally not oppose such limitations as long as manufacturers retain the ability to communicate directly and effectively to adult smokers.

•       Bans on Display of Tobacco Products at Retail: Some countries have adopted, or are considering adopting, bans of product displays at point of sale. We oppose product display bans on the grounds that the data show that where display bans have been implemented they have not reduced smoking prevalence or had any material beneficial impact on public health, and that display bans unnecessarily restrict competition and encourage illicit trade — all of which undermine public health objectives. In some markets, our subsidiaries and, in some cases, individual retailers, have commenced legal proceedings to overturn display bans.

•       Health Warning Requirements: Many countries require substantial health warnings on cigarette packs. In the EU, for example, health warnings currently must cover between 30% and 35% of the front and between 40% and 50% of the back of cigarette packs. The FCTC requires health warnings that cover, at a minimum, 30% of the front and back of the pack, and recommends warnings covering 50% or more of the front and back of the pack. Following the FCTC, many countries have increased the size of their health warnings. To date, however, only a few countries have implemented warnings that are more than 50% of the front and/or back of the pack. They include, for instance, Australia (30% front, going to 75% as of December 1, 2012, and 90% back), Mexico (30% front and 100% back) and Uruguay (80% front and back), and Canada passed legislation mandating health warnings on 75% of the front and back of the packs. We support health warning requirements and, with certain exceptions, defer to the governments on the content of the warnings. In countries where health warnings are not required, we place them on packaging voluntarily in the official language or languages of the country. For example, we are voluntarily placing health warnings on packaging in many African countries in official local languages occupying 30% of the front and back of the pack. We oppose warning size requirements that infringe on our intellectual property rights, leaving insufficient space for our distinctive trademarks and pack designs. In some markets, for example in Uruguay, we have commenced legal proceedings challenging the disproportionate warning size requirements. We also oppose regulations that would require the placement of health warnings in the middle of the front and back of the pack, as such placement serves no purpose other than to disrupt our trademarks and pack design. While we believe that textual warnings are sufficient, we do not oppose graphic warnings except for images that vilify tobacco companies and their employees or do not accurately represent the health effects of tobacco use.

We believe governments should continue to educate the public on the serious health effects of smoking. We have established a Web site that includes, among other things, the views of public health authorities on smoking, disease causation in smokers, addiction and exposure to environmental tobacco smoke (“ETS”). The site reflects our agreement with the medical and scientific consensus that cigarette smoking is addictive and causes lung cancer, heart disease, emphysema and other serious diseases in smokers. The Web site advises the public to rely on the messages of public health authorities in making all smoking-related decisions. The Web site’s address is www.pmi.com. The information on our Web site is not, and shall not be deemed to be, a part of this document or incorporated into any filings we make with the SEC.

•       Restrictions on Public Smoking: The pace and scope of public smoking restrictions have increased significantly in most of our markets. In the EU, all countries have regulations in place that restrict or ban smoking in public and/or work places, restaurants, bars and nightclubs. Some EU member states allow narrow exemptions from smoking bans, for instance for separate smoking rooms in the hospitality sector, but others have banned virtually all indoor public smoking. In other regions, many countries have adopted or are likely to adopt regulations introducing substantial public smoking restrictions similar to those in the EU, including Australia, Canada, Hong Kong, Thailand and Turkey. In 2009, the Council of the European Union made a non-binding recommendation calling on all EU Member States to introduce, by 2012, comprehensive public smoking restrictions covering all closed public places, workplaces and public transport. Some public health groups have called for, and some regional governments and municipalities have adopted or proposed, bans on smoking in outdoor places, as well as bans on smoking in cars with minors in them. The FCTC requires Parties to the treaty to adopt restrictions on public smoking, and the CoP adopted guidelines on public smoking based on the premise that any exposure to ETS is harmful; the guidelines call for total bans in all indoor public places, defining “indoor” broadly, and reject any exemptions based on type of venue (e.g., nightclubs). On private place smoking, such as in cars and homes, the guidelines recommend increased education on the risk of exposure to ETS.

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

•       Reduced Cigarette Ignition Propensity Legislation: Reduced ignition propensity standards have been adopted in several of our markets, for instance in Australia, Canada and the EU, and are being considered in several other markets. The European Standards Organization’s cigarette fire-safety standard became effective on November 17, 2011, for all cigarettes sold in the EU. Reduced ignition propensity standards, which will increase production costs, should be the same as those in New York and other jurisdictions to ensure that they are uniform and technically feasible and apply equally to all manufacturers. However, we believe that the experience from countries that have mandated reduced ignition propensity requirements for several years — namely the U.S. and Canada — should be thoroughly examined to evaluate the effectiveness of such requirements in terms of reducing the risk of cigarette-ignited fires before additional countries consider introducing such standards.

•       Illicit Trade: On a global basis, illicit trade may account for as much as 10% of global cigarette consumption. We estimate that in the European Union alone illicit trade accounted for about 64 billion cigarettes, or approximately 10% of consumption, in 2010. Regulatory measures and related governmental actions to prevent the illicit manufacture and trade of tobacco products are being considered by a number of jurisdictions. Article 15 of the FCTC requires Parties to the treaty to take steps to eliminate all forms of illicit trade, including counterfeiting, and states that national, regional and global agreements on this issue are “essential components of tobacco control.” The CoP established an Intergovernmental Negotiating Body (“INB”) to negotiate a protocol on the illicit trade in tobacco products pursuant to Article 15 of the FCTC. The draft protocol includes the following main topics:

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

The fifth negotiation session of the INB will take place from March 29 to April 4, 2012.

We support strict regulations and enforcement measures to prevent all forms of illicit trade in tobacco products. We agree that manufacturers should implement state-of-the-art monitoring systems of their sales and distribution practices, and we agree that where appropriately confirmed, manufacturers should stop supplying vendors who are shown to be knowingly engaged in illicit trade. We are also working with a number of governments around the world on specific agreements and memoranda of understanding to address the illegal trade in cigarettes. However, we disagree with some provisions considered in the draft protocol, including the proposed ban of duty free sales, a ban of domestic Internet sales and measures that would impose payments on tobacco product manufacturers in an amount of lost taxes and duties from seized contraband tobacco products regardless of any fault on the manufacturers’ part.

Governments agree that illicit trade is an extremely serious issue. It creates a cheap and unregulated source of tobacco, thus undermining efforts to reduce smoking, especially among youth, damages legitimate businesses, stimulates organized crime, and results in massive amounts of lost tax revenue. We therefore believe that in addition to taking direct measures against illicit trade, as outlined above, governments when assessing proposed regulation, such as display bans, plain packaging, and ingredients bans, or tax increases, should always carefully consider the potential implications of such regulation on illicit trade.

•       Cooperation Agreements to Combat Illicit Trade of Cigarettes: In 2004, we entered into an agreement with the European Commission (acting on behalf of the European Community) that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. All 27 Member States of the EU have signed the agreement. Under the terms of the agreement, we agreed to make financial contributions in the form of 13 payments over 12 years. Commencing in July 2007, we began making payments of approximately $75 million a year over the final 10 years of the agreement, each of which is to be adjusted based on certain variables, including our market share in the EU in the year preceding payment. We record these payments as an expense in cost of sales when product is shipped. We are also required to pay the excise taxes, VAT and customs duties on qualifying product seizures of up to 90 million cigarettes and are subject to payments of five times the applicable taxes and duties if product seizures exceed 90 million cigarettes in a given year. To date, our annual payments related to product seizures have been immaterial.

In 2009, our subsidiaries Philip Morris Colombia and Coltabaco entered into an Investment and Cooperation Agreement with the Republic of Colombia, together with the Departments of Colombia and the Capital District of Bogotá, to promote investment and cooperation with respect to the Colombian tobacco market and to fight counterfeit and contraband tobacco products. The agreement provides $200 million in funding to the Colombian governments over a 20-year period to address issues of mutual interest, such as combating the illegal cigarette trade, including the threat of counterfeit tobacco products, and increasing the quality and quantity of locally grown tobacco.

•       Labor Conditions for Tobacco Workers: In July 2010, Human Rights Watch published a report raising issues related to labor conditions for tobacco workers in Kazakhstan, particularly migrant workers. We have undertaken both an internal and third-party review of our labor practices and policies in Kazakhstan and subsequently globally. In reviewing our policies and practices, we have sought the advice of local and international non-profit organizations with expertise in the area of fair labor practices. We are in the process of implementing a comprehensive Agricultural Labor Practices Code, which strengthens and expands our existing practices and policies. This includes setting additional principles and standards for working conditions on tobacco farms, tailored training programs, and regular external assessments to monitor the progress we, our suppliers and farmers make.

•        Other Legislation, Regulation or Governmental Action: In Argentina, the National Commission for the Defense of Competition issued a resolution in May 2010, in which it found that our affiliate’s establishment, in 1997, of a system of exclusive zonified distributors (“EZD”s) in Buenos Aires city and region was anticompetitive, despite having issued two prior decisions (in 1997 and 2000) in which it had found the establishment of the EZD system was not anticompetitive. The resolution is not a final decision, and our Argentinean affiliate opposed the resolution and submitted additional evidence.

In June 2011 in Brazil, the Secretariat of Economic Defense recommended to the Administrative Council for Economic Defense (“CADE”) that it find that the merchandising arrangements of our affiliate and those of a competitor violated the Brazilian Competition Act and that it impose fines in unspecified amounts against each company. The matter awaits the decision of CADE.

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

Governmental Investigations

From time to time, we are subject to governmental investigations on a range of matters. As part of an investigation by the Department of Special Investigations (“DSI”) of the government of Thailand into alleged under-declaration of import prices by Thai cigarette importers, our subsidiary, Philip Morris (Thailand) Limited, Thailand Branch (“PM Thailand”), was informed of DSI’s proposal to bring charges against it for alleged underpayment of customs duties and excise taxes of approximately $2 billion covering the period from July 28, 2003, to February 20, 2007. In September 2009, the DSI submitted the case file to the Public Prosecutor for review. Additionally, the DSI commenced an informal inquiry alleging underpayment by PM Thailand of customs duties and excise taxes of approximately $1.8 billion, covering the period 2000 – 2003. We have been cooperating with the Thai authorities and believe that PM Thailand’s declared import prices are in compliance with the Customs Valuation Agreement of the World Trade Organization (“WTO”) and Thai law. PM Thailand also contends that it reached an agreement with the Thai Customs Department in 2003 regarding valuation methodologies. We have provided written submissions and supporting evidence in connection with both investigations. The Public Prosecutor’s office has issued a non-prosecution order in the 2003 – 2007 investigation. In August 2011, the Director-General of DSI publicly announced that he disagreed with the non-prosecution order. The matter has now been referred to the Attorney General for determination. If the Attorney General agrees with the Public Prosecutor’s non-prosecution order, the 2003 – 2007 investigation will end. If the Attorney General agrees with the Director General of DSI, the matter will be submitted to the Criminal Court.

Additionally, in November 2010, a WTO panel issued its decision in a dispute that began in August 2006 between the Philippines and Thailand concerning a series of Thai customs and tax measures affecting cigarettes imported by PM Thailand into Thailand from the Philippines. The WTO panel decided that Thailand had no basis to find that PM Thailand’s declared customs values were too low. The panel found that Thailand was unable to show that the customs values and taxes paid on the cigarette imports should have been higher, as alleged in 2009 by the DSI. While the WTO ruling does not resolve the above referenced investigation, it should assist the Thai authorities’ review of the matter. Further, the WTO ruling creates obligations for Thailand to revise its laws, regulations, or practices affecting the customs valuation and tax treatment of future cigarette imports. Following Thailand’s limited appeal relating to certain aspects but not the customs valuation part of the WTO ruling in June 2011, the WTO Appellate Body upheld the panel’s original finding, effectively dismissing Thailand’s appeal. The WTO panel and Appellate

Body reports have been adopted by the WTO Dispute Settlement Body (“DSB”). In September 2011, Thailand and the Philippines signed an agreement in which Thailand agreed to implement VAT-related measures to comply with the DSB’s recommendations and rulings by October 15, 2012, and to implement measures to comply with the rest of the DSB’s recommendations and rulings by May 15, 2012.

Acquisitions and Other Business Arrangements

In June 2011, we completed the acquisition of a cigarette business in Jordan, consisting primarily of cigarette manufacturing assets and inventories, for $42 million. In January 2011, we acquired a cigar business, consisting primarily of trademarks in the Australian and New Zealand markets, for $20 million. The effects of these and other smaller acquisitions in 2011 were not material to our consolidated financial position, results of operations or cash flows.

Effective January 1, 2011, we established a new business structure with Vietnam National Tobacco Corporation (“Vinataba”) in Vietnam. Under the terms of the agreement, we have further developed our existing joint venture with Vinataba through the licensing of Marlboro and the establishment of a PMI-controlled branch for the business building of our brands.

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

In June 2010, we announced that our affiliate, Philip Morris Brasil Industria e Comercio Ltda. (“PMB”), will begin directly sourcing tobacco leaf from approximately 17,000 tobacco farmers in Southern Brazil. This initiative enhances PMI’s direct involvement in the supply chain and is expected to provide approximately 10% of PMI’s global leaf requirements. The vertically integrated structure was made possible following separate agreements with two leaf suppliers in Brazil, Alliance One Brasil Exportadora de Tabacos Ltda. (“AOB”) and Universal Leaf Tabacos Ltda. (“ULT”). These agreements resulted in AOB assigning approximately 9,000 contracts with tobacco farmers to PMB and ULT assigning approximately 8,000 contracts with tobacco farmers to PMB. As a result, PMB offered employment to more than 200 employees, most of them agronomy specialists, and acquired related assets in Southern Brazil. The purchase price for the net assets and the contractual relationships was $83 million, which was paid in 2010.

In September 2009, we acquired Swedish Match South Africa (Proprietary) Limited for ZAR 1.93 billion (approximately $256 million based on exchange rates prevailing at the time of the acquisition), including acquired cash.

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

See Note 6. Acquisitions and Other Business Arrangements to our consolidated financial statements for additional information.

Trade Policy

It is our policy to comply with applicable laws of the United States and the laws of the countries in which we do business that prohibit trade with certain countries, organizations or individuals. We do not sell products or have a current intent to sell products in Cuba or North Korea. Certain of our subsidiaries have established commercial arrangements involving Myanmar and the Republic of the Sudan, in each case in compliance with our trade policy and applicable U.S. law. Our contractual arrangements and licenses from the U.S. Office of Foreign Assets Control to export cigarettes to Iran have expired without any sales having been made pursuant to those arrangements, and we have applied for a new license.

Following the imposition of economic sanctions in early 2011 against the former government of Libya and certain designated Libyan persons and entities by the U.S., other national governments, the EU and the U.N., we suspended all arrangements with the Libyan Tobacco Company related to the production and sale of our products. Following the relaxation of these economic sanctions in September 2011, we are in the process of resuming arrangements to supply the Libyan market.

        Sales to the domestic market in Syria were suspended following the imposition in August 2011 of economic sanctions by the U.S. government against the government of Syria. Prior to that time, a subsidiary sold products to a customer for export to Syria for domestic market sales, and the state tobacco monopoly, which is the only entity permitted to import tobacco products, purchased products from that customer for resale in the domestic market. Such sales were made in compliance with exemptions under applicable U.S. laws and regulations and were quantitatively not material, amounting to well below 0.5% of our consolidated annual volume and operating companies income in each of the past three years. Duty free sales to Syria were suspended when a Managing Director and shareholder of the sole Syrian duty free customer of our subsidiary’s distributor was placed on the Office of Foreign Assets Control’s Specially Designated Nationals (“SDN”) list in February 2008. The distributor’s customer itself was placed on the SDN list in July 2008.

A subsidiary sells products to a duty free customer that resells those products to its respective customers, some of which have duty free operations in Myanmar. Another subsidiary sells products to distributors that in turn sell those products to duty free customers that supply U.N. peacekeeping forces around the world, including those in the Republic of the Sudan. All such sales are in compliance with exemptions under applicable U.S. laws and regulations and are de minimis in volume and value. We have no employees, operations or assets in Myanmar or the Republic of the Sudan.

We do not believe that exempt or licensed sales of our products, which are agricultural products under U.S. law and are not technological or strategic in nature, for ultimate resale in Myanmar or the Republic of the Sudan in compliance with U.S. laws, present a material risk to our stockholders, our reputation or the value of our shares. To our knowledge, neither the governments of Myanmar or the Republic of the Sudan, nor entities controlled by those governments, receive cash or act as intermediaries in connection with these transactions.

Certain states have enacted legislation permitting state pension funds to divest or abstain from future investment in stocks of companies that do business with countries that are sanctioned by the U.S. We do not believe such legislation has had a material effect on the price of our shares.

2011 compared with 2010

The following discussion compares operating results within each of our reportable segments for 2011 with 2010.

•        European Union: Net revenues, which include excise taxes billed to customers, increased $1.7 billion (6.1%). Excluding excise taxes, net revenues increased $401 million (4.6%) to $9.2 billion. This increase was due to:

•	favorable currency ($440 million) and

•	price increases ($298 million), partially offset by

•	unfavorable volume/mix ($337 million).

Operating companies income increased $249 million (5.8%). This increase was due primarily to:

•	price increases ($298 million),

•	favorable currency ($277 million), and

•	lower marketing, administration and research costs ($48 million), partially offset by

•	unfavorable volume/mix ($291 million),

•	higher manufacturing costs ($64 million) and

•	higher pre-tax charges for asset impairment and exit costs ($18 million, representing the restructuring of manufacturing and R&D facilities).

The total cigarette market in the European Union declined by 4.3%, due primarily to the impact of a lower total market: in Greece, mainly reflecting the unfavorable impact of excise tax driven price increases in 2010 and 2011, that drove the retail price of Marlboro up by 25% between the first quarter of each year, and the continuing adverse economic environment; in Italy, due primarily to excise tax driven price increases in 2010 and July 2011, and the VAT-driven price increase of September 2011; in Spain, following the cumulative unfavorable impact of price increases in 2010 and 2011, the implementation of stricter indoor public smoking bans in January 2011, unfavorable trade inventory movements, and continuing adverse economic conditions; in Portugal, reflecting both excise tax and VAT-driven price increases in 2010 and January 2011, and the continuing adverse economic environment; the growth of the OTP segment, primarily in Belgium, France, Germany and Italy; and an increase in illicit trade, notably in Greece and Spain. Excluding Spain, which represented almost half of the total regional market decline, we estimate that the total cigarette market in the European Union declined by 2.5%. Our cigarette shipment volume in the European Union declined by 5.1%, due primarily to the aforementioned reasons. Our market share in the European Union was down by 0.3 share points to 38.2% as gains, notably in Belgium, France, Germany, Greece, Hungary and the Netherlands, were more than offset by declines, mainly in the Czech Republic, Italy, Poland, Portugal and Spain.

Shipment volume of Marlboro decreased by 5.1%, mainly due to lower total markets, particularly in Greece and Spain, and to lower share, primarily in Germany, Italy, Portugal and Spain, partially offset by higher share in Belgium and Hungary. Marlboro’s market share was down by 0.2 share points to 17.9%, reflecting a higher share mainly in Belgium, the Czech Republic, Greece, Hungary and the Netherlands, which was more than offset by lower share in Germany, Italy and Spain.

Shipment volume of L&M was up by 2.7%, driven by higher share in Germany, the Netherlands and Poland. L&M’s market share was up by 0.2 share points to 6.5%, driven by gains in Germany, the Netherlands, Poland and Spain.

Shipment volume of Chesterfield was up by 8.5%, and market share was up by 0.2 share points to 3.1%, driven primarily by higher share in France, Poland and Portugal.

Our shipment volume of OTP, in cigarette equivalent units, grew by 15.0%, mainly reflecting a higher total market and share in Belgium, France, Germany and Italy.

In the Czech Republic, the total cigarette market was essentially flat in 2011, at 21.1 billion units. Our shipments were down by 7.4%. Market share was down by 3.5 share points to 44.3%, primarily reflecting continued share declines for local brands, such as Petra and Sparta, down by a combined 3.0 share points. This decline was partly offset by a higher share for Marlboro, up by 0.4 share points to 7.2%, benefiting from the April 2011 launch of Marlboro Core Flavor and Marlboro Gold Touch, and a higher share for Red & White, up by 0.3 share points to 12.9%.

In France, the total cigarette market was down by 1.3% to 54.1 billion units. Our shipments were down by 1.7%. Our market share was up slightly by 0.1 share point to 40.5%. While market share of Marlboro declined by 0.2 share points to 25.7%, it was more than offset by a higher share for the premium Philip Morris brand, up by 0.4 share points to 8.2%, as well as by a higher share for Chesterfield, up by 0.3 share points to 3.1%. Our share of the fine-cut market grew by 5.1 share points to 24.6% for the full year, driven by Philip Morris and the very successful February 2011 launch of Marlboro.

In Germany, the total cigarette market grew by 0.7% to 84.5 billion units. Our shipments were up by 1.8%, and market share grew by 0.4 share points to 35.9%. While share of Marlboro was down by 0.5 share points to 20.9%, share of L&M was up by 1.1 share points to 10.4%.

In Italy, the total cigarette market was down by 1.8% to 85.5 billion units, reflecting the unfavorable impact of excise tax driven price increases in 2010, price increases in July 2011, and a VAT-driven price increase of €0.20 per pack in September 2011. Our shipments were down by 3.6%, and market share declined by 0.8 share points to 53.1%. Marlboro’s market share was down by 0.3 share points to 22.5%.

In Poland, the total cigarette market was down by 3.1% to 55.6 billion units, reflecting the unfavorable impact of excise tax driven price increases in the fourth quarter of 2010 and second quarter of 2011, as well as the introduction of an indoor public smoking ban in November of 2010. Our shipments were down by 8.3%. Our market share was down by 2.0 share points to 35.3%, mainly due to lower share of low-price Red & White, down by 2.6 share points to 5.1%, partially offset by L&M, up by 1.1 share points to 15.9%, supported by the launch of L&M Forward in April 2011, and Chesterfield, up by 0.6 share points to 1.4%. Market share of Marlboro was essentially flat at 10.4%.

In Spain, the total cigarette market was down by 16.6% to 60.6 billion units, largely due to the continuing adverse economic environment and the introduction of a total indoor public smoking ban in January 2011. Our shipments were down by 18.4%, and our market share was down by 0.9 share points to 30.8%. Share of Marlboro of 14.6% was down by 0.7 share points, reflecting the additional impact of crossing the €4.00 per pack retail price point during the year.

•       Eastern Europe, Middle East & Africa: Net revenues, which include excise taxes billed to customers, increased $1.5 billion (9.6%). Excluding excise taxes, net revenues increased $472 million (6.4%) to $7.9 billion. This increase was due to:

•	price increases ($271 million),

•	favorable volume/mix ($127 million),

•	favorable currency ($49 million) and

•	the impact of acquisitions ($25 million).

Operating companies income increased $77 million (2.4%). This increase was due primarily to:

•	price increases ($271 million) and

•	favorable volume/mix ($107 million), partially offset by

•	higher manufacturing costs ($109 million),

•	unfavorable currency ($97 million),

•	higher marketing, administration and research costs ($69 million, including costs related to marketing and business infrastructure investment in Russia) and

•	the 2011 pre-tax charges for asset impairment and exit costs ($25 million).

Our cigarette shipment volume in EEMA increased by 0.3%, predominantly due to: the Middle East, primarily Saudi Arabia, mainly reflecting a higher total market; North Africa, primarily Algeria, driven by a higher total market and share growth; and Turkey, reflecting share growth. This increase was partly offset by a decline in Russia and Ukraine, largely due to lower total markets, and Libya, reflecting the imposition of economic sanctions during most of the year.

In Russia, the total cigarette market declined by approximately 2.0% to an estimated 375 billion units. Our shipment volume decreased by 2.3%. While shipment volume of our premium portfolio was down by 2.7%, primarily due to a decline in Marlboro of 12.1%, shipment volume of Parliament was up by 4.2%. In the mid-price segment, shipment volume was down by 3.3%, mainly due to Chesterfield, down by 0.7%, and L&M, down by 4.3%. In the low-price segment, shipment volume of Bond Street was up by 3.3%. Our market share of 25.8%, as measured by A.C. Nielsen, was up by 0.2 share points. Market share for Parliament, in the premium segment, was up slightly by 0.1 share point; Marlboro, in the premium segment, was down by 0.2 share points; L&M in the mid-price segment was down by 0.4 share points; Chesterfield in the mid-price segment was up slightly by 0.1 share point; and Bond Street in the low-price segment was up by 0.4 share points.

In Turkey, the total cigarette market was down by 2.3% to 91.2 billion units, due to the unfavorable impact of excise tax driven price increases in the fourth quarter of 2011. Our shipment volume increased by 7.1%. Our market share, as measured by A.C. Nielsen, grew by 2.7 share points to 44.8%, driven by Parliament, Muratti and L&M, up by 0.9, 0.6 and 3.1 share points, respectively, partly offset by declines in Lark and Bond Street, down by 1.0 and 0.6 share points, respectively. Market share of Marlboro was down by 0.2 share points to 9.3%.

        In Ukraine, the total cigarette market declined by 8.1% to 85.6 billion units, reflecting the unfavorable impact of excise tax driven price increases in 2010 and 2011. Our shipment volume decreased by 10.7%. Our market share, as measured by A.C. Nielsen, was down by 2.4 share points to 32.5%, due to declines in our medium and low-price segments. Share for premium Parliament was up by 0.3 share points to 2.7%. Share of Marlboro was up by 0.2 share points to 5.7%.

•       Asia: Net revenues, which include excise taxes billed to customers, increased $4.4 billion (28.6%). Excluding excise taxes, net revenues increased $2.8 billion (34.9%) to $10.7 billion. This increase was due to:

•	price increases ($991 million),

•	favorable volume/mix ($977 million, including increased shipments to Japan in response to in-market shortages of competitors’ products),

•	favorable currency ($690 million) and

•	the impact of acquisitions ($112 million, primarily the 2010 business combination in the Philippines).

Operating companies income increased $1.8 billion (58.6%). This increase was due primarily to:

•	price increases ($991 million),

•	favorable volume/mix ($765 million),

•	favorable currency ($400 million) and

•	the impact of acquisitions ($28 million), partially offset by

•	higher marketing, administration and research costs ($219 million, partially related to increased marketing investment in Japan) and

•	higher manufacturing costs ($183 million, partially related to the air freight of product to Japan).

Our cigarette shipment volume increased by 11.0%, primarily due to growth in Indonesia, Japan, Korea and the Philippines. The growth was partly offset by a decline in Pakistan of 14.6%, due to the continued growth of illicit products and market share erosion. Shipment volume of Marlboro was up by 8.8%, driven by growth in Indonesia, Japan, Korea and Vietnam, partly offset by a decline in the Philippines, reflecting the unfavorable impact of an excise tax driven price increase in January 2011.

In Indonesia, the total cigarette market was up by 8.8% to 294.0 billion units, driven by growth in the low-price and the machine-made LTLN (low “tar,” low nicotine) segments. Our shipment volume increased by 16.6%, with all brand families recording growth. Market share was up by 2.1 share points to 31.2%, driven by growth from premium Sampoerna A, mid-price U Mild and low-price Vegas Mild and Trend Mild. Although Marlboro’s market share was down slightly by 0.1 share point to 4.3%, shipments grew by 5.2% and share of the “white” cigarettes segment increased by 4.0 share points to 65.5%.

In Japan, the total cigarette market decreased by 10.8% to 195.3 billion units, reflecting the unfavorable impact of the October 1, 2010, excise tax driven price increases and the underlying market decline. Our shipment volume was up by 24.1%, driven by increased demand following in-market shortages of competitors’ products during the year. Our market share of 30.7% was up by 6.3 share points, reflecting growth of Marlboro, Lark, the Philip Morris brand and Virginia S. up by 2.1, 3.1, 0.5 and 0.5 share points, to 13.1%, 9.7%, 2.8% and 2.4%, respectively. We exited 2011 with a fourth quarter share of 28.2%, up nearly four share points compared to a full year market share of 24.4% in 2010.

In Korea, the total cigarette market declined by 0.6% to 90.0 billion units. Our shipment volume increased by 16.7%, driven by market share increases. Our market share of 19.8% was up by 2.9 share points, driven by Marlboro and Parliament, up by 1.7 and 1.1 share points to 8.6% and 6.7%, respectively.

In the Philippines, the total cigarette market declined by 4.0% to 97.4 billion units, mainly reflecting the impact of excise tax driven price increases in January 2011. Our shipment volume was up by 7.5%. Adjusted for the business combination of PMFTC, established on February 25, 2010, shipment volume declined by 4.1%. Our market share reached 94.0%, up by 1.2 share points.

•        Latin America & Canada: Net revenues, which include excise taxes billed to customers, increased $1.0 billion (12.2%). Excluding excise taxes, net revenues increased $246 million (8.1%) to $3.3 billion. This increase was due to:

•	price increases ($334 million) and

•	favorable currency ($70 million), partially offset by

•	unfavorable volume/mix ($158 million).

Operating companies income increased $35 million (3.7%). This increase was due primarily to:

•	price increases ($334 million), partially offset by

•	unfavorable volume/mix ($159 million),

•	higher manufacturing costs ($72 million),

•	higher marketing, administration and research costs ($42 million) and

•	the 2011 pre-tax charges for asset impairment and exit costs ($24 million, primarily related to the closure of manufacturing facilities in Uruguay and Venezuela).

Our cigarette shipment volume decreased by 4.8%, mainly due to Mexico, partly offset by an increase in Argentina. Shipment volume of Marlboro decreased by 5.8%, principally due to Mexico, partially offset by growth in Argentina, Brazil and Colombia.

In Argentina, the total cigarette market grew by 2.6% to 43.8 billion units, reflecting growth in the economy. Our cigarette shipment volume increased by 3.8%. Our market share was up by 0.8 share points to 74.4%, reflecting growth of Marlboro, up by 0.8 share points to 24.1%, and of the mid-price Philip Morris brand, up by 0.4 share points to 38.0%. Share of low-price Next was down by 0.2 share points to 3.6%.

In Canada, the total tax-paid cigarette market was down by 0.8% to 32.1 billion units, reflecting a flattening of the return of illicit trade to the legitimate market. Our cigarette shipment volume increased by 1.3%. Our market share grew by 0.8 share points to 34.1%, with premium brand Belmont up by 0.1 share point to 1.8% and low-price brand Next up by 2.5 share points to 6.9%, partly offset by mid-price Number 7 and Canadian Classics, and low-price Accord, down by 0.4, 0.4 and 0.7 share points, to 4.1%, 8.7% and 3.6%, respectively.

In Mexico, the total cigarette market was down by 21.1% to 34.3 billion units, primarily due to the significant January 1, 2011, excise tax increase, which drove a 26.7% increase in the retail price of Marlboro, and also fueled a surge in the availability of illicit products. Although our cigarette shipment volume decreased by 18.6%, market share grew by 2.2 share points to 72.3%, led by Marlboro, up by 3.2 share points to 52.3%, and Benson & Hedges, up by 0.6 share points to 6.1%. Market share of low-price Delicados declined by 1.0 share point to 10.9%.

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

The total cigarette market in the European Union declined by 4.5%, mainly reflecting a lower total market in Greece, Poland and Spain, primarily due to the unfavorable impact of tax-driven price increases and the impact of continued adverse economic conditions, particularly in Greece and Spain. Our cigarette shipment volume in the European Union declined by 5.2%, primarily reflecting the impact of the lower total market. Our market share in the European Union was down by 0.3 share points to 38.5%, as gains in Belgium, Hungary, the Netherlands and Poland were more than offset by share declines in the Czech Republic, Germany, Greece and Portugal.

Shipment volume of Marlboro decreased by 5.8%, mainly due to the lower total market, as well as lower share in Germany and Greece. Marlboro’s share in the European Union was down by 0.3 share points to 18.1%, reflecting a lower share in Austria, France, Germany and Greece, partially offset by a higher share in Italy, the Netherlands and Poland.

L&M volume was up by 2.9%, and market share grew by 0.3 share points to 6.3% in the European Union, primarily driven by share gains in the Czech Republic, Belgium, Denmark, Germany, Greece, the Netherlands, the Slovak Republic, Spain, Sweden and Switzerland.

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

In France, the total cigarette market was down 0.3%, and our shipments were down by 0.1%. Market share decreased by 0.2 share points to 40.4%, while share for Marlboro was down by 0.6 share points to 25.9%, more than offset by a higher share for the Philip Morris brand, up by 0.8 share points to 7.8%.

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

In Spain, the total cigarette market was down by 11.0%, due largely to the continuing adverse economic environment and the impact of the price increase in January 2010, the June 2010 VAT-driven price increase and the December 2010 excise tax driven price increase. Our shipments were down by 11.5%. Our market share remained firm, down by 0.2 share points to 31.7%, mainly reflecting a stable Marlboro share at 15.3% and a growing L&M share, up by 0.4 share points to 6.3%, offset by a decline in the share of Chesterfield, down by 0.7 share points to 8.7%.

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

Our cigarette shipment volume decreased by 3.2%, principally due to Romania, mainly driven by a lower total market and lower market share following excise tax increases in 2009 and 2010; Turkey, due to the significant tax-driven price increase in January 2010; and Ukraine, resulting from significant tax-driven price increases in 2009 and 2010, as well as lower share driven by low-price competition. These declines were partially offset by growth in Russia and North Africa, notably Algeria. Shipment volume of Marlboro decreased by 1.5%, with declines in Romania, Russia and Turkey, partially offset by growth in North Africa.

In Russia, our shipment volume increased by 2.0%. Shipment volume of our premium portfolio was down by 5.8%, primarily due to a decline in Marlboro of 10.9%. Shipment volume of above-premium Parliament was up by 0.3%. In the mid-price segment, shipment volume was down 20.6% and up by 6.4% for L&M and Chesterfield, respectively. In the low-price segment, shipment volumes of Bond Street, Next and Optima were up by 21.2%, 8.6%, and 3.1%, respectively. Our market share of 25.6%, as measured by A.C. Nielsen, was essentially flat. Market share for Parliament, in the above-premium segment, was stable; Marlboro, in the premium segment, was down by 0.2 share points; L&M in the mid-price segment was down by 0.7 share points; Chesterfield in the mid-price segment was up by 0.2 share points; and Bond Street in the low-price segment was up by 1.2 share points.

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

In Ukraine, the total cigarette market declined by 13.6%. Our shipment volume declined 21.1%, reflecting the impact of steep excise tax driven price increases in 2009 and 2010, as well as lower share, driven by low-price competition. Our market share, as measured by A.C. Nielsen, was down by 1.1 share points to 34.9%, due primarily to lower share for L&M and brands in the low-price segment.

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

In Japan, the total cigarette market decreased by 7.4%, reflecting the unfavorable impact of the significant October 1, 2010, excise tax driven price increases. Our shipment volume was down 12.3%. Our market share of 24.4% was up by 0.4 share points. Marlboro’s share increased to 11.0%, up by 0.5 share points, supported by the February and July 2010 national roll-out of Marlboro Black Gold and Marlboro Ice Blast. Market shares of Lark and the Philip Morris brand were flat at 6.6% and 2.3%, respectively.

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

In Argentina, our cigarette shipment volume increased by 0.7% and market share increased by 1.4 share points to 73.6%, fueled by Marlboro, up by 0.4 share points to 23.3%, and the Philip Morris brand, up by 1.5 share points to 37.6%.

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

Financial Review

•       Net Cash Provided by Operating Activities: Net cash provided by operating activities of $10.5 billion for the year ended December 31, 2011, increased $1.1 billion from the comparable 2010 period. The increase was due primarily to higher net earnings ($1.4 billion), partly offset by unfavorable movements in working capital ($421 million) and higher contributions to pension plans ($102 million).

The unfavorable movements in working capital were due primarily to the following:

•	more cash used for inventories ($1.1 billion), driven by higher finished goods inventories (primarily due to stock movements related to tax-driven price increases); and

•	more cash used for accounts receivable ($374 million), primarily due to the timing of collections; partly offset by

•

more cash provided by accrued liabilities and other current assets ($650 million), due primarily to the increase in excise tax liabilities associated with inventory movements and the timing of excise and value-added tax (VAT) payments, partially offset by changes in the fair value of financial instruments;

•	more cash provided by accounts payable ($271 million), primarily due to the timing of payables for leaf and direct materials; and

•	more cash provided by income taxes ($139 million), primarily due to higher income tax provisions and the timing of payments.

On February 10, 2011, we announced a one-year, gross productivity and cost savings target for 2011 of approximately $250 million to be achieved through product specification changes, improved manufacturing performance and various procurement-related initiatives. During 2011, we exceeded this target.

On February 9, 2012, we announced a one-year, gross productivity and cost savings target for 2012 of approximately $300 million to be achieved mainly through manufacturing and procurement productivity improvements.

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

The favorable movements in working capital were due primarily to the following:

•	more cash provided by lower inventory levels ($411 million), primarily due to lower leaf tobacco and finished goods inventories, reflecting efforts to optimize our supply chain;

•	more cash provided by accounts receivable ($310 million), primarily due to the timing of collections; and

•	more cash provided by income taxes ($87 million), largely due to the timing of payments; partially offset by

•

less cash provided by accrued liabilities and other current assets ($149 million), due primarily to the changes in the fair value of financial instruments and higher interest payments on debt, partially offset by the timing of excise tax payments.

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

During 2010, we completed our three-year $1.5 billion productivity and cost savings program.

•       Net Cash Used in Investing Activities: Net cash used in investing activities of $1.0 billion for the year ended December 31, 2011, increased $322 million from the comparable 2010 period, due primarily to higher capital expenditures ($184 million) and lower cash proceeds from the settlement of derivatives designated as net investment hedges ($43 million).

Net cash used in investing activities of $710 million for the year ended December 31, 2010, decreased $388 million from the comparable 2009 period, due primarily to less cash spent to purchase businesses ($346 million), as well as higher cash proceeds from the settlement of derivatives designated as net investment hedges ($35 million). As discussed in Note 6. Acquisitions and Other Business Arrangements, our business combination in the Philippines was a non-cash transaction.

In 2011, we acquired a cigar business, consisting primarily of trademarks in the Australian and New Zealand markets, for $20 million. In 2011, we also completed the acquisition of a cigarette business in Jordan, consisting primarily of cigarette manufacturing assets and inventories, for $42 million.

In 2010, we spent $83 million for the net assets and contractual relationships of our current leaf suppliers in Brazil. For further details, see Note 6. Acquisitions and Other Business Arrangements.

In 2009, we acquired Swedish Match South Africa (Proprietary) Limited, for ZAR 1.93 billion ($256 million based on exchange rates prevailing at the time of the acquisition), including acquired cash of $36 million. In 2009, we also purchased the Petterøes tobacco business for $209 million.

Our capital expenditures were $897 million in 2011, $713 million in 2010 and $715 million in 2009. The 2011 expenditures were primarily for the modernization and consolidation of manufacturing facilities, and expansion of production capacity. We expect capital expenditures in 2012 of approximately $970 million, to be funded by operating cash flows.

•       Net Cash Used in Financing Activities: During 2011, net cash used in financing activities was $8.3 billion, compared with net cash used in financing activities of $8.6 billion during 2010 and $6.9 billion in 2009. During 2011, we used a total of $12.8 billion to repurchase our common stock, pay dividends, and repay debt. These uses were partially offset by proceeds from our debt offerings and short-term borrowings in 2011 of $4.7 billion. During 2010, we used a total of $10.1 billion to repurchase our common stock, pay dividends, and repay debt. These uses were partially offset by proceeds from our debt offerings and short-term borrowings in 2010 of $1.6 billion. During 2009, we used a total of $10.4 billion to repurchase our common stock, pay dividends to our public stockholders and repay debt, partially offset by net proceeds from the issuance of debt and short-term borrowings of $3.6 billion.

Dividends paid to public stockholders in 2011, 2010 and 2009 were $4.8 billion, $4.4 billion and $4.3 billion, respectively.

•       Debt and Liquidity:

We define cash and cash equivalents as short-term, highly liquid investments, readily convertible to known amounts of cash that mature within a maximum of three months and have an insignificant risk of change in value due to interest rate or credit risk changes. As a policy, we do not hold any investments in structured or equity-linked products. Our cash and cash equivalents are predominantly held in short-term bank deposits with institutions having a long-term rating of A or better and a short-term rating of A-1/P-1.

Credit Ratings: The cost and terms of our financing arrangements as well as our access to commercial paper markets may be affected by applicable credit ratings. At December 31, 2011, our credit ratings and outlook by major credit rating agencies were as follows:

	Short-term	Long-term	Outlook
Moody’s	P-1	A2	Stable
Standard & Poor’s	A-1	A	Stable
Fitch	F1	A	Stable

Credit Facilities: In May 2011, we entered into an agreement with certain financial institutions to extend the expiration date for our $2.5 billion revolving credit facility from September 30, 2013, to March 31, 2015.

On October 25, 2011, we entered into a new multi-year revolving credit facility in the amount of $3.5 billion, which expires on October 25, 2016. This new revolving credit facility replaced our $2.7 billion multi-year credit facility, which was to expire on December 4, 2012.

At December 31, 2011, our committed credit facilities and commercial paper outstanding were as follows:

Type (in billions of dollars)	Committed Credit Facilities	Commercial Paper

Multi-year revolving credit, expiring March 31, 2015	$2.5
Multi-year revolving credit, expiring October 25, 2016	3.5

Total facilities	$6.0

Commercial paper outstanding		$1.3

At December 31, 2011, there were no borrowings under the committed credit facilities, and the entire committed amounts were available for borrowing.

All principal banks participating in our committed credit facilities are highly rated by the credit rating agencies. We continuously monitor the credit quality of our banking group, and at this time we are not aware of any potential non-performing credit provider.

Each of these facilities requires us to maintain a ratio of consolidated earnings before interest, taxes, depreciation and amortization (“consolidated EBITDA”) to consolidated interest expense of not less than 3.5 to 1.0 on a rolling four-quarter basis. At December 31, 2011, our ratio calculated in accordance with the agreements was 15.9 to 1.0. These facilities do not include any credit rating triggers, material adverse change clauses or any provisions that could require us to post collateral. We expect to continue to meet our covenants. The terms “consolidated EBITDA” and “consolidated interest expense,” both of which include certain adjustments, are defined in the facility agreements previously filed with the Securities and Exchange Commission.

In addition to the committed credit facilities discussed above, certain of our subsidiaries maintain short-term credit arrangements to meet their respective working capital needs. These credit arrangements, which amounted to approximately $1.9 billion at December 31, 2011, are for the sole use of our subsidiaries. Borrowings under these arrangements amounted to $247 million at December 31, 2011, and $538 million at December 31, 2010.

Commercial Paper Program: We have commercial paper programs in place in the U.S. and in Europe. At December 31, 2011 and 2010, we had $1.3 billion and $1.2 billion, respectively, of commercial paper outstanding.

The existence of the commercial paper program and the committed credit facilities, coupled with our operating cash flows, will enable us to meet our liquidity requirements.

Debt: Our total debt was $18.5 billion at December 31, 2011, and $16.5 billion at December 31, 2010. Fixed-rate debt constituted approximately 90% of our total debt at December 31, 2011, and 87% of our total debt at December 31, 2010. The weighted-average all-in financing cost of our total debt was 4.4% in 2011, compared to 5.0% in 2010. See Note 16. Fair Value Measurements to our consolidated financial statements for a discussion of our disclosures related to the fair value of debt. The debt that we can issue is subject to approval by our Board of Directors.

On February 28, 2011, we filed a new shelf registration statement with the Securities and Exchange Commission under which we may from time to time sell debt securities and/or warrants to purchase debt securities over a three-year period.

Our debt offerings in 2011 were as follows:

(in millions)
Type	Face Value	Interest Rate	Issuance		Maturity

U.S. dollar notes	$650	2.500%	May 2011		May 2016
U.S. dollar notes	$350	4.125	May 2011		May 2021
U.S. dollar notes	$600	2.500	August 2011	(a)	May 2016
U.S. dollar notes	$750	2.900	November 2011		November 2021
U.S. dollar notes	$750	4.375	November 2011		November 2041
Swiss franc notes	CHF 325 (approximately $362)	1.000	December 2011		December 2016
Swiss franc notes	CHF 300 (approximately $335)	2.000	December 2011		December 2021

(a)	The notes are a further issuance of the 2.500% notes issued by PMI in May 2011.

As a result of the debt issuances shown in the table above, the weighted-average time to maturity of our long-term debt has increased from 7.0 years at the end of 2010 to 8.2 years at the end of 2011.

The net proceeds from the sale of these securities were used to meet our working capital requirements, to repurchase our common stock, to refinance debt and for general corporate purposes.

In March 2010, we issued $1.0 billion of 4.50% U.S. dollar notes due March 2020 under our previous shelf registration statement.

In March 2010, we renewed our Euro Medium Term Note Program under which we were able to issue unsecured notes from time to time. This program expired in March 2011, and we do not presently intend to renew the program.

•       Off-Balance Sheet Arrangements and Aggregate Contractual Obligations: We have no off-balance sheet arrangements, including special purpose entities, other than guarantees and contractual obligations that are discussed below.

Guarantees: See Note 21. Contingencies to the consolidated financial statements for a discussion of our third-party guarantees. At December 31, 2011, we were also contingently liable for $0.8 billion of guarantees of our own performance, which were primarily related to excise taxes on the shipment of our products. There is no liability in the consolidated financial statements associated with these guarantees.

Aggregate Contractual Obligations: The following table summarizes our contractual obligations at December 31, 2011:

	Payments Due
			2013-	2015-	2017 and
(in millions)	Total	2012	2014	2016	Thereafter
Long-term debt(1)	$17,133	$2,206	$4,067	$3,535	$7,325
RBH Legal Settlement(2)	257	36	79	90	52
Colombian Investment and Cooperation Agreement(3)	132	7	16	17	92
Interest on borrowings(4)	6,257	748	1,170	887	3,452
Operating leases(5)	790	186	232	122	250
Purchase obligations(6):
Inventory and production costs	2,252	1,615	594	43
Other	1,669	1,036	466	144	23

	3,921	2,651	1,060	187	23
Other long-term liabilities(7)	333	30	65	37	201

	$28,823	$5,864	$6,689	$4,875	$11,395

(1)	Amounts represent the expected cash payments of our long-term debt. Amounts include capital lease obligations, primarily associated with vending machines in Japan.
(2)	Amounts represent the estimated future payments due under the terms of the settlement agreement. See Note 19. RBH Legal Settlement, to our consolidated financial statements for more details regarding this settlement.
(3)	Amounts represent the expected cash payments under the terms of the Colombian Investment and Cooperation Agreement. See Note 18. Colombian Investment and Cooperation Agreement to our consolidated financial statements for more details regarding this agreement.
(4)	Amounts represent the expected cash payments of our interest expense on our long-term debt, including the current portion of long-term debt. Interest on our fixed-rate debt is presented using the stated interest rate. Interest on our variable rate debt is estimated using the rate in effect at December 31, 2011. Amounts exclude the amortization of debt discounts, the amortization of loan fees and fees for lines of credit that would be included in interest expense in the consolidated statements of earnings.
(5)	Amounts represent the minimum rental commitments under non-cancelable operating leases.
(6)	Purchase obligations for inventory and production costs (such as raw materials, indirect materials and supplies, packaging, co-manufacturing arrangements, storage and distribution) are commitments for projected needs to be utilized in the normal course of business. Other purchase obligations include commitments for marketing, advertising, capital expenditures, information technology and professional services. Arrangements are considered purchase obligations if a contract specifies all significant terms, including fixed or minimum quantities to be purchased, a pricing structure and approximate timing of the transaction. Most arrangements are cancelable without a significant penalty and with short notice (usually 30 days). Any amounts reflected on the consolidated balance sheet as accounts payable and accrued liabilities are excluded from the table above.
(7)	Other long-term liabilities consist primarily of postretirement health care costs and accruals established for employment costs. The following long-term liabilities included on the consolidated balance sheet are excluded from the table above: accrued pension and postemployment costs, tax contingencies, insurance accruals and other accruals. We are unable to estimate the timing of payments (or contributions in the case of accrued pension costs) for these items. Currently, we anticipate making pension contributions of approximately $163 million in 2012, based on current tax and benefit laws (as discussed in Note 13. Benefit Plans to our consolidated financial statements).

The E.C. agreement payments discussed below are excluded from the table above, as the payments are subject to adjustment based on certain variables including our market share in the EU.

E.C. Agreement: In 2004, we entered into an agreement with the European Commission (acting on behalf of the European Community) that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. This agreement has been signed by all 27 Member States. This agreement calls for payments that are to be adjusted based on certain variables, including our market share in the European Union in the year preceding payment. Because future additional payments are subject to these variables, we record these payments as an expense in cost of sales when product is shipped. In addition, we are also responsible to pay the excise taxes, VAT and customs duties on qualifying product seizures of up to 90 million cigarettes and are subject to payments of five times the applicable taxes and duties if qualifying product seizures exceed 90 million cigarettes in a given year. To date, our annual payments related to product seizures have been immaterial. Total charges related to the E.C. Agreement of $86 million, $91 million and $84 million were recorded in cost of sales in 2011, 2010 and 2009, respectively.

Other: In addition to the contractual obligations noted above, we entered into separate agreements with Grupo Carso, S.A.B. de C.V. (“Grupo Carso”) in 2007 and FTC in 2010, which relate to the potential purchase of the noncontrolling interest in our Mexican and Philippines tobacco businesses by PMI. See Note 4. Related Party Information to our consolidated financial statements for a discussion of our agreement with Grupo Carso and Note 6. Acquisitions and Other Business Arrangements to our consolidated financial statements for a discussion of our agreement with FTC.

•        Equity and Dividends: As discussed in Note 9. Stock Plans to our consolidated financial statements, during 2011, we granted 3.8 million shares of restricted stock and deferred stock awards at a weighted-average grant date fair value of $59.44. The restricted stock and deferred stock awards will not vest until the completion of the original restriction period, which is typically three years from the date of the original grant.

On May 1, 2008, we began a $13.0 billion two-year share repurchase program. On April 30, 2010, we completed this $13.0 billion share repurchase program by purchasing, in total, 277.6 million shares at an average price of $46.83 per share.

On May 1, 2010, we began repurchasing shares under a three-year $12 billion share repurchase program that was authorized by our Board of Directors in February 2010. From May 1, 2010 through December 31, 2011, we repurchased 136.4 million shares of our common stock at a cost of $8.4 billion under this repurchase program. During 2011, we repurchased 80.5 million shares at a cost of $5.4 billion.

On February 9, 2012, we announced that our forecast includes a share repurchase target amount for 2012 of $6.0 billion.

Dividends paid to public stockholders in 2011 were $4.8 billion. During the third quarter of 2011, our Board of Directors approved a 20.3% increase in the quarterly dividend rate to $0.77 per common share. As a result, the present annualized dividend rate is $3.08 per common share.

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

We continuously monitor and assess the creditworthiness of all our counterparties.

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

•       Value at Risk: We use a value at risk computation to estimate the potential one-day loss in the fair value of our interest-rate-sensitive financial instruments and to estimate the potential one-day loss in pre-tax earnings of our foreign currency price-sensitive derivative financial instruments. This computation includes our debt, short-term investments, and foreign currency forwards, swaps and options. Anticipated transactions, foreign currency trade payables and receivables, and net investments in foreign subsidiaries, which the foregoing instruments are intended to hedge, were excluded from the computation.

The computation estimates were made assuming normal market conditions, using a 95% confidence interval. We use a “variance/co-variance” model to determine the observed interrelationships between movements in interest rates and various currencies. These interrelationships were determined by observing interest rate and forward currency rate movements over the preceding quarter for determining value at risk at December 31, 2011 and 2010, and over each of the four preceding quarters for the calculation of average value at risk amounts during each year. The values of foreign currency options do not change on a one-to-one basis with the underlying currency and were valued accordingly in the computation.

The estimated potential one-day loss in fair value of our interest-rate-sensitive instruments, primarily debt, under normal market conditions and the estimated potential one-day loss in pre-tax earnings from foreign currency instruments under normal market conditions, as calculated in the value at risk model, were as follows:

	Pre-Tax Earnings Impact
(in millions)	At 12/31/11	Average	High	Low
Instruments sensitive to:
Foreign currency rates	$49	$74	$90	$49

	Fair Value Impact
(in millions)	At 12/31/11	Average	High	Low
Instruments sensitive to:
Interest rates	$57	$55	$69	$45

	Pre-Tax Earnings Impact
(in millions)	At 12/31/10	Average	High	Low
Instruments sensitive to:
Foreign currency rates	$44	$36	$53	$16

	Fair Value Impact
(in millions)	At 12/31/10	Average	High	Low
Instruments sensitive to:
Interest rates	$73	$57	$73	$37

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

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and whether to invest in or remain invested in our securities. In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, we are identifying important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. We elaborate on these and other risks we face throughout this document, particularly in the “Business Environment” section. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties. We do not undertake to update any forward-looking statement that we may make from time to time except in the normal course of our public disclosure obligations.

Risks Related to Our Business and Industry

•       Cigarettes are subject to substantial taxes. Significant increases in cigarette-related taxes have been proposed or enacted and are likely to continue to be proposed or enacted in numerous jurisdictions. These tax increases may disproportionately affect our profitability and make us less competitive versus certain of our competitors.

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

Increases in cigarette taxes are expected to continue to have an adverse impact on our sales of cigarettes, due to resulting lower consumption levels, a shift in sales from manufactured cigarettes to other tobacco products and from the premium-price to the mid-price or low-price cigarette categories, where we may be under-represented, from local sales to legal cross-border purchases of lower price products, or to illicit products such as contraband and counterfeit.

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

Governmental actions, combined with the diminishing social acceptance of smoking and private actions to restrict smoking, have resulted in reduced industry volume in many of our markets, and we expect that such factors will continue to reduce consumption levels and will increase downtrading and the risk of counterfeiting, contraband and cross-border purchases. Significant regulatory developments will take place over the next few years in most of our markets, driven principally by the World Health Organization’s Framework Convention on Tobacco Control (“FCTC”). The FCTC is the first international public health treaty on tobacco, and its objective is to establish a global agenda for tobacco regulation. The FCTC has led to increased efforts by tobacco control advocates and public health organizations to reduce the palatability and attractiveness of tobacco products to adult smokers. Regulatory initiatives that have been proposed, introduced or enacted include:

•	the levying of substantial and increasing tax and duty charges;

•	restrictions or bans on advertising, marketing and sponsorship;

•	the display of larger health warnings, graphic health warnings and other labeling requirements;

•	restrictions on packaging design, including the use of colors, and plain packaging;

•	restrictions or bans on the display of tobacco product packaging at the point of sale and restrictions or bans on cigarette vending machines;

•	requirements regarding testing, disclosure and performance standards for tar, nicotine, carbon monoxide and other smoke constituents;

•	disclosure, restrictions, or bans of tobacco product ingredients;

•	increased restrictions on smoking in public and work places and, in some instances, in private places and outdoors;

•	elimination of duty free allowances for travelers; and

•	encouraging litigation against tobacco companies.

Our operating income could be significantly affected by regulatory initiatives resulting in a significant decrease in demand for our brands, in particular requirements that lead to a commoditization of tobacco products, as well as any significant increase in the cost of complying with new regulatory requirements.

•       Litigation related to tobacco use and exposure to environmental tobacco smoke (“ETS”) could substantially reduce our profitability and could severely impair our liquidity.

There is litigation related to tobacco products pending in certain jurisdictions. Damages claimed in some tobacco-related litigation are significant and, in certain cases in Brazil, Canada, Israel and Nigeria, range into the billions of U.S. dollars. We anticipate that new cases will continue to be filed. The FCTC encourages litigation against tobacco product manufacturers. It is possible that our consolidated results of operations, cash flows or financial position could be materially affected in a particular fiscal quarter or fiscal year by an unfavorable outcome or settlement of certain pending litigation. Please see Note 21. Contingencies to our consolidated financial statements for a discussion of tobacco-related litigation.

•       We face intense competition, and our failure to compete effectively could have a material adverse effect on our profitability and results of operations.

We compete primarily on the basis of product quality, brand recognition, brand loyalty, taste, innovation, packaging, service, marketing, advertising and price. We are subject to highly competitive conditions in all aspects of our business. The competitive environment and our competitive position can be significantly influenced by weak economic conditions, erosion of consumer confidence, competitors’ introduction of lower-price products or innovative products, higher tobacco product taxes, higher absolute prices and larger gaps between retail price categories, and product regulation that diminishes the ability to differentiate tobacco products. Competitors include three large international tobacco companies and several regional and local tobacco companies and, in some instances, state-owned tobacco enterprises, principally in Algeria, China, Egypt, Taiwan, Thailand and Vietnam. Industry consolidation and privatizations of state-owned enterprises have led to an overall increase in competitive pressures. Some competitors have different profit and volume objectives and some international competitors are less susceptible to changes in currency exchange rates.

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

In periods of economic uncertainty, consumers may tend to purchase lower-price brands, and the volume of our premium-price and mid-price brands and our profitability could suffer accordingly.

•        We lose revenues as a result of counterfeiting, contraband and cross-border purchases.

Large quantities of counterfeit cigarettes are sold in the international market. We believe that Marlboro is the most heavily counterfeited international cigarette brand, although we cannot quantify the revenues we lose as a result of this activity. In addition, our revenues are reduced by contraband and legal cross-border purchases.

•        From time to time, we are subject to governmental investigations on a range of matters.

Investigations include allegations of contraband shipments of cigarettes, allegations of unlawful pricing activities within certain markets, allegations of underpayment of customs duties and/or excise taxes, and allegations of false and misleading usage of descriptors such as “lights” and “ultra lights.” We cannot predict the outcome of those investigations or whether additional investigations may be commenced, and it is possible that our business could be materially affected by an unfavorable outcome of pending or future investigations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Operating Results by Business Segment — Business Environment — Governmental Investigations” for a description of governmental investigations to which we are subject.

•       We may be unsuccessful in our attempts to produce products with the potential to reduce the risk of smoking-related diseases.

We continue to seek ways to develop commercially viable new product technologies that may reduce the risk of smoking. Our goal is to develop products whose potential for risk reduction can be substantiated and meet adult smokers’ taste expectations. We may not succeed in these efforts. If we do not succeed, but others do, we may be at a competitive disadvantage. Furthermore, we cannot predict whether regulators will permit the marketing of tobacco products with claims of reduced risk to consumers, which could significantly undermine the commercial viability of these products.

•       Our reported results could be adversely affected by unfavorable currency exchange rates, and currency devaluations could impair our competitiveness.

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

•       We may be unable to expand our brand portfolio through successful acquisitions and the development of strategic business relationships.

One element of our growth strategy is to strengthen our brand portfolio and market positions through selective acquisitions and the development of strategic business relationships. Acquisition and strategic business development opportunities are limited and present risks of failing to achieve efficient and effective integration, strategic objectives and anticipated revenue improvements and cost savings. There is no assurance that we will be able to acquire attractive businesses on favorable terms, or that future acquisitions or strategic business developments will be accretive to earnings.

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

•       The failure of our information systems to function as intended or their penetration by outside parties with the intent to corrupt them could result in business disruption, loss of revenue, assets or personal or other sensitive data.

We use information systems to help manage business processes, collect and interpret business data and communicate internally and externally with employees, suppliers, customers and others. Some of these information systems are managed by third-party service providers. We have backup systems and business continuity plans in place, and we take care to protect our systems and data from unauthorized access. Nevertheless, failure of our systems to function as intended, or penetration of our systems by outside parties intent on extracting or corrupting information or otherwise disrupting business processes, could result in loss of revenue, assets or personal or other sensitive data, cause damage to our reputation and that of our brands and result in significant remediation and other costs to us.

Selected Financial Data–Five-Year Review

(in millions of dollars, except per share data)

	2011	2010	2009	2008	2007
Summary of Operations:
Net revenues	$76,346	$67,713	$62,080	$63,640	$55,243
Cost of sales	10,678	9,713	9,022	9,328	8,711
Excise taxes on products	45,249	40,505	37,045	37,935	32,433
Gross profit	20,419	17,495	16,013	16,377	14,099
Operating income	13,332	11,200	10,040	10,248	8,894
Interest expense, net	800	876	797	311	10
Earnings before income taxes	12,532	10,324	9,243	9,937	8,884
Pre-tax profit margin	16.4%	15.2%	14.9%	15.6%	16.1%
Provision for income taxes	3,653	2,826	2,691	2,787	2,570
Net earnings	8,879	7,498	6,552	7,150	6,314
Net earnings attributable to noncontrolling interests	288	239	210	260	276
Net earnings attributable to PMI	8,591	7,259	6,342	6,890	6,038
Basic earnings per share	4.85	3.93	3.25	3.32	2.86
Diluted earnings per share	4.85	3.92	3.24	3.31	2.86
Dividends declared per share to public stockholders	2.82	2.44	2.24	1.54	—
Capital expenditures	897	713	715	1,099	1,072
Depreciation and amortization	993	932	853	842	748
Property, plant and equipment, net	6,250	6,499	6,390	6,348	6,435
Inventories	8,120	8,317	9,207	9,664	9,371
Total assets	35,488	35,050	34,552	32,972	31,777
Long-term debt	14,828	13,370	13,672	11,377	5,578
Total debt	18,545	16,502	15,416	11,961	6,069
Stockholders’ equity	551	3,933	6,145	7,904	16,013
Common dividends declared to public stockholders as a % of Diluted EPS	58.1%	62.2%	69.1%	46.5%	—
Market price per common share — high/low	79.42-55.85	60.87-42.94	52.35-32.04	56.26-33.30	—
Closing price of common share at year end	78.48	58.53	48.19	43.51	—
Price/earnings ratio at year end — Diluted	16	15	15	13	—
Number of common shares outstanding at year end (millions)(1)	1,726	1,802	1,887	2,007	2,109
Number of employees	78,100	78,300	77,300	75,600	75,500

(1)	For the year 2007, share amount is based on the number of shares distributed by Altria on the Distribution Date.

This Selected Financial Data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements.

Consolidated Balance Sheets

(in millions of dollars, except share data)

at December 31,	2011	2010
Assets
Cash and cash equivalents	$2,550	$1,703
Receivables (less allowances of $45 in 2011 and $56 in 2010)	3,201	3,009
Inventories:
Leaf tobacco	3,463	4,026
Other raw materials	1,185	1,314
Finished product	3,472	2,977

	8,120	8,317
Deferred income taxes	397	371
Other current assets	591	356

Total current assets	14,859	13,756
Property, plant and equipment, at cost:
Land and land improvements	692	703
Buildings and building equipment	3,738	3,720
Machinery and equipment	7,880	7,857
Construction in progress	603	479

	12,913	12,759
Less: accumulated depreciation	6,663	6,260

	6,250	6,499
Goodwill	9,928	10,161
Other intangible assets, net	3,697	3,873
Other assets	754	761

Total Assets	$35,488	$35,050

See notes to consolidated financial statements.

at December 31,	2011	2010
Liabilities
Short-term borrowings	$1,511	$1,747
Current portion of long-term debt	2,206	1,385
Accounts payable	1,031	835
Accrued liabilities:
Marketing and selling	519	393
Taxes, except income taxes	5,346	4,884
Employment costs	894	739
Dividends payable	1,341	1,162
Other	873	920
Income taxes	897	601
Deferred income taxes	176	138

Total current liabilities	14,794	12,804

Long-term debt	14,828	13,370
Deferred income taxes	1,976	2,027
Employment costs	1,665	1,261
Other liabilities	462	467

Total liabilities	33,725	29,929
Contingencies (Note 21)
Redeemable noncontrolling interests (Note 6)	1,212	1,188
Stockholders’ Equity
Common stock, no par value (2,109,316,331 shares issued in 2011 and 2010)
Additional paid-in capital	1,235	1,225
Earnings reinvested in the business	21,757	18,133
Accumulated other comprehensive losses	(2,863)	(1,140)

	20,129	18,218
Less: cost of repurchased stock (383,407,665 and 307,532,841 shares in 2011 and 2010, respectively)	19,900	14,712

Total PMI stockholders’ equity	229	3,506
Noncontrolling interests	322	427

Total stockholders’ equity	551	3,933

Total Liabilities and Stockholders’ Equity	$35,488	$35,050

Consolidated Statements of Earnings

(in millions of dollars, except per share data)

for the years ended December 31,	2011	2010	2009
Net revenues	$76,346	$67,713	$62,080
Cost of sales	10,678	9,713	9,022
Excise taxes on products	45,249	40,505	37,045

Gross profit	20,419	17,495	16,013
Marketing, administration and research costs	6,880	6,160	5,870
Asset impairment and exit costs	109	47	29
Amortization of intangibles	98	88	74

Operating income	13,332	11,200	10,040
Interest expense, net	800	876	797

Earnings before income taxes	12,532	10,324	9,243
Provision for income taxes	3,653	2,826	2,691

Net earnings	8,879	7,498	6,552
Net earnings attributable to noncontrolling interests	288	239	210

Net earnings attributable to PMI	$8,591	$7,259	$6,342

Per share data (Note 10):
Basic earnings per share	$4.85	$3.93	$3.25

Diluted earnings per share	$4.85	$3.92	$3.24

See notes to consolidated financial statements.

Consolidated Statements of Stockholders’ Equity

(in millions of dollars, except per share data)

	PMI Stockholders’ Equity					Noncontrolling Interests		Total
	Common Stock	Additional Paid-in Capital	Earnings Reinvested in the Business	Accumulated Other Comprehensive Losses	Cost of Repurchased Stock
Balances, January 1, 2009	$—	$1,581	$13,354	$(2,281)	$(5,154)	$404		$7,904
Comprehensive earnings:
Net earnings			6,342			210		6,552
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments, net of income taxes of ($12)				1,329		2		1,331
Change in net loss and prior service cost, net of income taxes of $30				36				36
Change in fair value of derivatives accounted for as hedges, net of income taxes of ($8)				87				87
Change in fair value of equity securities				12				12

Total other comprehensive earnings				1,464		2		1,466

Total comprehensive earnings			6,342	1,464		212		8,018

Exercise of stock options and issuance of other stock awards		(171)			453			282
Dividends declared ($2.24 per share)			(4,338)					(4,338)
Purchase of subsidiary shares from noncontrolling interests		(7)				(2)		(9)
Payments to noncontrolling interests						(185)		(185)
Common stock repurchased					(5,527)			(5,527)

Balances, December 31, 2009	—	1,403	15,358	(817)	(10,228)	429		6,145
Comprehensive earnings:
Net earnings			7,259			213	(1)	7,472 (1)
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments, net of income taxes of ($107)				(54)		(5	)(1)	(59)
Change in net loss and prior service cost, net of income taxes of $23				(242)				(242)
Change in fair value of derivatives accounted for as hedges, net of income taxes of $3				(17)				(17)
Change in fair value of equity securities				(10)				(10)

Total other comprehensive losses				(323)		(5)		(328)

Total comprehensive earnings			7,259	(323)		208		7,144

Exercise of stock options and issuance of other stock awards		(178)			543			365
Dividends declared ($2.44 per share)			(4,484)					(4,484)
Payments to noncontrolling interests						(210)		(210)
Common stock repurchased					(5,027)			(5,027)

Balances, December 31, 2010	—	1,225	18,133	(1,140)	(14,712)	427		3,933
Comprehensive earnings:
Net earnings			8,591			191	(1)	8,782 (1)
Other comprehensive earnings (losses), net of income taxes:
Currency translation adjustments, net of income taxes of $10				(800)		(52	)(1)	(852)
Change in net loss and prior service cost, net of income taxes of $125				(935)		(2)		(937)
Change in fair value of derivatives accounted for as hedges, net of income taxes of ($3)				13				13
Change in fair value of equity securities				(1)				(1)

Total other comprehensive losses				(1,723)		(54)		(1,777)

Total comprehensive earnings			8,591	(1,723)		137		7,005

Exercise of stock options and issuance of other stock awards		12			212			224
Dividends declared ($2.82 per share)			(4,967)					(4,967)
Payments to noncontrolling interests						(241)		(241)
Purchase of subsidiary shares from noncontrolling interests		(2)				(1)		(3)
Common stock repurchased					(5,400)			(5,400)

Balances, December 31, 2011	$—	$1,235	$21,757	$(2,863)	$(19,900)	$322		$551

(1)	Net earnings attributable to noncontrolling interests exclude $97 million of earnings related to the redeemable noncontrolling interest, which is reported outside of the equity section in the consolidated balance sheet at December 31, 2011. Currency translation adjustments related to redeemable noncontrolling interest at December 31, 2011, were less than $1 million. Net earnings attributable to noncontrolling interests exclude $26 million of earnings related to the redeemable noncontrolling interest, which is reported outside of the equity section in the consolidated balance sheet at December 31, 2010. Currency translation adjustments also exclude $16 million of gains related to the redeemable noncontrolling interest at December 31, 2010.

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in millions of dollars)

for the years ended December 31,	2011	2010	2009
Cash Provided by (Used in) Operating Activities
Net earnings	$8,879	$7,498	$6,552
Adjustments to reconcile net earnings to operating cash flows:
Depreciation and amortization	993	932	853
Deferred income tax provision	15	101	129
Colombian investment and cooperation agreement charge			135
Asset impairment and exit costs, net of cash paid	11	(28)	(27)
Cash effects of changes, net of the effects from acquired and divested companies:
Receivables, net	(251)	123	(187)
Inventories	(36)	1,071	660
Accounts payable	199	(72)	(116)
Income taxes	231	92	5
Accrued liabilities and other current assets	691	41	190
Pension plan contributions	(535)	(433)	(558)
Other	332	112	248

Net cash provided by operating activities	10,529	9,437	7,884

Cash Provided by (Used in) Investing Activities
Capital expenditures	(897)	(713)	(715)
Purchase of businesses, net of acquired cash	(80)	(83)	(429)
Other	(55)	86	46

Net cash used in investing activities	(1,032)	(710)	(1,098)

See notes to consolidated financial statements.

	for the years ended December 31,	2011	2010	2009
	Cash Provided by (Used in) Financing Activities
	Short-term borrowing activity by original maturity:
	Net (repayments) issuances — maturities of 90 days or less	$(968)	$479	$13
	Issuances — maturities longer than 90 days	921		564
	Repayments — maturities longer than 90 days	(179)	(488)	(331)
	Long-term debt proceeds	3,767	1,130	2,987
	Long-term debt repaid	(1,483)	(183)	(101)
	Repurchases of common stock	(5,372)	(5,030)	(5,625)
	Issuances of common stock	75	229	177
	Dividends paid	(4,788)	(4,423)	(4,327)
	Other	(311)	(292)	(268)

	Net cash used in financing activities	(8,338)	(8,578)	(6,911)

	Effect of exchange rate changes on cash and cash equivalents	(312)	14	134
	Cash and cash equivalents:
	Increase	847	163	9
	Balance at beginning of year	1,703	1,540	1,531

	Balance at end of year	$2,550	$1,703	$1,540

Cash paid:	Interest	$963	$912	$743

	Income taxes	$3,366	$2,728	$2,537

As discussed in Note 6. Acquisitions and Other Business Arrangements, PMI’s 2010 business combination in the Philippines was a non-cash transaction.

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

•        Depreciation: Property, plant and equipment are stated at historical cost and depreciated by the straight-line method over the estimated useful lives of the assets. Machinery and equipment are depreciated over periods ranging from 3 to 15 years, and buildings and building improvements over periods up to 40 years. Depreciation expense for 2011, 2010 and 2009, was $895 million, $844 million and $779 million, respectively.

•        Goodwill and non-amortizable intangible assets valuation: PMI tests goodwill and non-amortizable intangible assets for impairment annually or more frequently if events occur that would warrant such review. PMI performs its annual impairment analysis in the first quarter of each year. The impairment analysis involves comparing the fair value of each reporting unit or non-amortizable intangible asset to the carrying value. If the carrying value exceeds the fair value, goodwill or a non-amortizable intangible asset is considered impaired. To determine the fair value of goodwill, PMI primarily uses a discounted cash flow model, supported by the market approach using earnings multiples of comparable companies. To determine the fair value of non-amortizable intangible assets, PMI primarily uses a discounted cash flow model applying the relief-from-royalty method. These discounted cash flow models include management assumptions relevant for forecasting operating cash flows, which are subject to changes in business conditions, such as volumes and prices, costs to produce, discount rates and estimated capital needs. Management considers historical experience and all available information at the time the fair values are estimated, and PMI believes these assumptions are consistent with the assumptions a hypothetical marketplace participant would use. PMI concluded that the fair value of our reporting units and non-amortizable intangible assets exceeded the carrying value and any reasonable movement in the assumptions would not result in an impairment. Since the March 28, 2008, spin-off from Altria, PMI has not recorded a charge to earnings for an impairment of goodwill or non-amortizable intangible assets.

•        Foreign currency translation: PMI translates the results of operations of its subsidiaries and affiliates using average exchange rates during each period, whereas balance sheet accounts are translated using exchange rates at the end of each period. Currency translation adjustments are recorded as a component of stockholders’ equity. In addition, some of PMI’s subsidiaries have assets and liabilities denominated in currencies other than their functional currencies, and to the extent those are not designated as net investment hedges, these assets and liabilities generate transaction gains and losses when translated into their respective functional currencies. PMI recorded net transaction gains (losses) of ($24) million, ($17) million and $9 million for the years ended December 31, 2011, 2010 and 2009, respectively, in marketing, administration and research costs on the consolidated statements of earnings.

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

•        Income taxes: Income tax provisions for jurisdictions outside the United States, as well as state and local income tax provisions, are determined on a separate company basis, and the related assets and liabilities are recorded in PMI’s consolidated balance sheets. Significant judgment is required in determining income tax provisions and in evaluating tax positions.

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

•        Marketing costs: PMI promotes its products with advertising, consumer incentives and trade promotions. Such programs include, but are not limited to, discounts, rebates, in-store display incentives and volume-based incentives. Advertising costs are expensed as incurred. Trade promotions are recorded as a reduction of revenues based on amounts estimated as being due to customers at the end of a period, based principally on historical utilization. For interim reporting purposes, advertising and certain consumer incentive expenses are charged to earnings based on estimated sales and related expenses for the full year.

•        Revenue recognition: PMI recognizes revenues, net of sales incentives and including shipping and handling charges billed to customers, either upon shipment or delivery of goods when title and risk of loss pass to customers. Excise taxes billed by PMI to customers are reported in net revenues. Shipping and handling costs are classified as part of cost of sales and were $905 million, $653 million and $603 million for the years ended December 31, 2011, 2010 and 2009, respectively.

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

Excess tax benefits from the vesting of stock-based awards of $19 million, $32 million and $26 million were recognized in additional paid-in capital as of December 31, 2011, 2010 and 2009, respectively, and were presented as financing cash flows.

Note 3.

Goodwill and Other Intangible Assets, net:

Goodwill and other intangible assets, net, by segment were as follows:

	Goodwill		Other Intangible Assets, net
(in millions)	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
European Union	$1,392	$1,443	$663	$673
Eastern Europe, Middle East & Africa	666	702	250	263
Asia	4,966	5,004	1,633	1,661
Latin America & Canada	2,904	3,012	1,151	1,276

Total	$9,928	$10,161	$3,697	$3,873

Goodwill is due primarily to PMI’s acquisitions in Canada, Indonesia, Mexico, Greece, Serbia, Colombia and Pakistan, as well as the business combination in the Philippines in February 2010. The movements in goodwill are as follows:

(in millions)	European Union	Eastern Europe, Middle East & Africa	Asia	Latin America & Canada	Total
Balance at January 1, 2010	$1,539	$743	$3,926	$2,904	$9,112
Changes due to:
Philippines business combination			842		842
Other business combinations	8	5	2	2	17
Currency	(104)	(46)	234	106	190

Balance at December 31, 2010	1,443	702	5,004	3,012	10,161
Changes due to:
Acquisitions		1	1	1	3
Currency	(51)	(37)	(39)	(109)	(236)

Balance at December 31, 2011	$1,392	$666	$4,966	$2,904	$9,928

The increase in goodwill during 2010 from other business combinations relates to our new leaf procurement business in Brazil, which has been allocated to all of PMI’s reportable segments based on the projected use of Brazilian leaf. For further details on acquisitions and business combinations, see Note 6. Acquisitions and Other Business Arrangements.

Additional details of other intangible assets were as follows:

	December 31, 2011		December 31, 2010
(in millions)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-amortizable intangible assets	$2,067		$2,170
Amortizable intangible assets	2,001	$371	1,983	$280

Total other intangible assets	$4,068	$371	$4,153	$280

Non-amortizable intangible assets substantially consist of trademarks from PMI’s acquisitions in Indonesia in 2005 and Mexico in 2007. Amortizable intangible assets primarily consist of certain trademarks, distribution networks and non-compete agreements associated with business combinations. The range of useful lives as well as the weighted-average remaining useful life of amortizable intangible assets at December 31, 2011, is as follows:

Description	Initial Estimated Useful Lives	Weighted-Average Remaining Useful Life
Trademarks	2 – 40 years	26 years
Distribution networks	20 – 30 years	16 years
Non-compete agreements	3 – 10 years	3 years
Other (including farmer contracts)	12.5 –17 years	14 years

Pre-tax amortization expense for intangible assets during the years ended December 31, 2011, 2010 and 2009, was $98 million, $88 million and $74 million, respectively. Amortization expense for each of the next five years is estimated to be $98 million or less, assuming no additional transactions occur that require the amortization of intangible assets.

The decrease in other intangible assets from December 31, 2010, was due primarily to currency movements, partially offset by the purchase of patent rights related to a new aerosol delivery technology that has the potential to reduce the harm of smoking.

Note 4.

Related Party Information:

Grupo Carso, S.A.B. de C.V. (“Grupo Carso”) retains a 20% noncontrolling interest in PMI’s Mexican tobacco business. A director of PMI has an affiliation with Grupo Carso. In 2007, PMI and Grupo Carso entered into an agreement for PMI to potentially acquire, or for Grupo Carso to potentially sell to PMI, Grupo Carso’s remaining 20% noncontrolling interest in the future.

Note 5.

Asset Impairment and Exit Costs:

During 2011, 2010 and 2009, pre-tax asset impairment and exit costs consisted of the following:

(in millions)	2011	2010	2009
Separation programs:
European Union	$35	$27	$29
Eastern Europe, Middle East & Africa	6
Asia	7
Latin America & Canada	15

Total separation programs	63	27	29

Contract termination charges:
Eastern Europe, Middle East & Africa	12
Asia		20

Total contract termination charges	12	20	—

Asset impairment charges:
European Union	10
Eastern Europe, Middle East & Africa	7
Asia	8
Latin America & Canada	9

Total asset impairment charges	34

Asset impairment and exit costs	$109	$47	$29

Exit Costs

•        Separation Programs: PMI recorded pre-tax separation program charges of $63 million, $27 million and $29 million for the years ended December 31, 2011, 2010 and 2009, respectively. The 2011 pre-tax separation program charges primarily related to severance costs for factory and R&D restructurings. The 2010 and 2009 pre-tax separation program charges primarily related to severance costs.

•        Contract Termination Charges: During the third quarter of 2011, PMI recorded exit costs of $12 million related to the termination of a distribution agreement in Eastern Europe, Middle East & Africa.

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

•        Movement in Exit Cost Liabilities: The movement in the exit cost liabilities for PMI was as follows:

(in millions)
Liability balance, January 1, 2010	$84
Charges, net of accrual reversal of $5	47
Cash spent	(75)
Currency/other	(8)

Liability balance, December 31, 2010	$48
Charges	75
Cash spent	(98)
Currency/other	3

Liability balance, December 31, 2011	$28

Cash payments related to exit costs at PMI were $98 million, $75 million and $56 million for the years ended December 31, 2011, 2010 and 2009, respectively. Future cash payments for exit costs incurred to date are expected to be approximately $28 million, and these costs will be substantially paid by the end of 2012.

Asset Impairment Charges

PMI recorded pre-tax asset impairment charges of $34 million for the year ended December 31, 2011. These charges primarily related to factory restructurings and the consolidation of R&D activities.

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

As PMI has control of PMFTC, the contribution of PMPMI’s net assets was recorded at book value, while the contribution of the FTC net assets to PMFTC was recorded at fair value. The difference between the two contributions resulted in an increase to PMI’s additional paid-in capital in 2010 of $477 million.

The fair value of the assets and liabilities contributed by FTC in this non-cash transaction has been determined to be $1.17 billion, and this final fair value has been primarily allocated to goodwill ($842 million), inventories ($486 million), property, plant and equipment ($289 million) and brands ($240 million), partially offset by long-term debt ($495 million, of which $77 million was shown as current portion of long-term debt), deferred taxes ($138 million, net of $18 million of current deferred tax assets) and other current liabilities. The final purchase price allocations were reflected in the consolidated balance sheet as of December 31, 2010.

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

(in millions)
Redeemable noncontrolling interest at date of business combination	$1,170
Share of net earnings	26
Dividend payments	(24)
Currency translation	16

Redeemable noncontrolling interest at December 31, 2010	$1,188
Share of net earnings	97
Dividend payments	(73)
Currency translation

Redeemable noncontrolling interest at December 31, 2011	$1,212

In future periods, if the fair value of 50% of PMFTC were to drop below the redemption value of $1.17 billion, the difference would be treated as a special dividend to FTC and would reduce PMI’s earnings per share. Reductions in earnings per share may be partially or fully reversed in subsequent periods if the fair value of the redeemable non-controlling interest increases relative to the redemption value. Such increases in earnings per share would be limited to cumulative prior reductions. At December 31, 2011, PMI determined that 50% of the fair value of PMFTC exceeded the redemption value of $1.17 billion.

•        Brazil: In June 2010, PMI announced that its affiliate, Philip Morris Brasil Industria e Comercio Ltda. (“PMB”), will begin directly sourcing tobacco leaf from approximately 17,000 tobacco farmers in Southern Brazil. This initiative enhances PMI’s direct involvement in the supply chain and is expected to provide approximately 10% of PMI’s global leaf requirements. The vertically integrated structure was made possible following separate agreements with two leaf suppliers in Brazil, Alliance One Brasil Exportadora de Tabacos Ltda. (“AOB”) and Universal Leaf Tabacos Ltda. (“ULT”). These agreements resulted in AOB assigning approximately 9,000 contracts with tobacco farmers to PMB and ULT assigning approximately 8,000 contracts with tobacco farmers to PMB. As a result, PMB offered employment to more than 200 employees, most of them agronomy specialists, and acquired related assets in Southern Brazil. The purchase price for the net assets and the contractual relationships was $83 million, which was paid in 2010. PMI accounted for these transactions as a business combination. The allocation of the purchase price was to other intangible assets ($34 million, farmers contracts), inventories ($33 million), goodwill ($18 million), property, plant and equipment ($16 million) and other non-current assets ($11 million), partially offset by other current liabilities ($29 million, which consists primarily of the total amount of bank guarantees for tobacco farmers’ rural credit facilities).

•        Other: In June 2011, PMI completed the acquisition of a cigarette business in Jordan, consisting primarily of cigarette manufacturing assets and inventories, for $42 million. In January 2011, PMI acquired a cigar business, consisting primarily of trademarks in the Australian and New Zealand markets, for $20 million.

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

The effects of these and other smaller acquisitions were not material to PMI’s consolidated financial position, results of operations or operating cash flows in any of the periods presented.

Note 7.

Indebtedness:

•        Short-Term Borrowings: At December 31, 2011 and 2010, PMI’s short-term borrowings and related average interest rates consisted of the following:

	December 31, 2011		December 31, 2010
(in millions)	Amount Outstanding	Average Year-End Rate	Amount Outstanding	Average Year-End Rate
Commercial paper	$1,264	0.1%	$1,209	0.2%
Bank loans	247	7.7	538	6.0

	$1,511		$1,747

Given the mix of subsidiaries and their respective local economic environments, the average interest rate for bank loans above can vary significantly from day to day and country to country.

The fair values of PMI’s short-term borrowings at December 31, 2011 and 2010, based upon current market interest rates, approximate the amounts disclosed above.

•        Long-Term Debt: At December 31, 2011 and 2010, PMI’s long-term debt consisted of the following:

(in millions)	2011	2010
U.S. dollar notes, 2.500% to 6.875% (average interest rate 4.982%), due through 2041	$11,269	$8,190
Foreign currency obligations:
Euro notes, 4.250% to 5.875% (average interest rate 5.100%), due through 2016	3,533	4,899
Swiss franc notes, 1.0% to 4.0% (average interest rate 2.802%), due through 2021	1,719	1,050
Other (average interest rate 2.345%),due through 2024	513	616

	17,034	14,755
Less current portion of long-term debt	2,206	1,385

	$14,828	$13,370

Debt offerings in 2011

PMI’s debt offerings in 2011 were as follows:

(in millions)
Type	Face Value	Interest Rate	Issuance		Maturity
U.S. dollar notes	$650	2.500%	May 2011		May 2016
U.S. dollar notes	$350	4.125	May 2011		May 2021
U.S. dollar notes	$600	2.500	August 2011	(a)	May 2016
U.S. dollar notes	$750	2.900	November 2011		November 2021
U.S. dollar notes	$750	4.375	November 2011		November 2041
Swiss franc notes	CHF 325 (approximately $362)	1.000	December 2011		December 2016
Swiss franc notes	CHF 300 (approximately $335)	2.000	December 2011		December 2021

(a)	The notes are a further issuance of the 2.500% notes issued by PMI in May 2011.

The net proceeds from the sale of these securities were used to meet PMI’s working capital requirements, to repurchase PMI’s common stock, to refinance debt and for general corporate purposes.

Other debt

Other foreign currency debt above includes $85 million and $137 million at December 31, 2011 and 2010, respectively, of capital lease obligations primarily associated with PMI’s vending machine distribution network in Japan. Other foreign currency debt also includes long-term debt from our business combination in the Philippines and mortgage debt in Switzerland at December 31, 2011 and 2010.

Aggregate maturities

Aggregate maturities of long-term debt are as follows:

(in millions)
2012	$2,206
2013	2,811
2014	1,256
2015	972
2016	2,563
2017 – 2021	4,927
2022 – 2026	148
Thereafter	2,250

17,133
Debt discounts	(99)

Total long-term debt	$17,034

See Note 16. Fair Value Measurements for additional disclosures related to the fair value of PMI’s debt.

•        Credit Facilities: In May 2011, PMI entered into an agreement with certain financial institutions to extend the expiration date for its $2.5 billion revolving credit facility from September 30, 2013 to March 31, 2015.

On October 25, 2011, PMI entered into a new multi-year revolving credit facility in the amount of $3.5 billion, which expires on October 25, 2016. This new revolving credit facility replaced PMI’s $2.7 billion multi-year credit facility, which was to expire on December 4, 2012.

At December 31, 2011, PMI’s committed credit facilities and commercial paper outstanding were as follows:

Type (in billions of dollars)	Committed Credit Facilities	Commercial Paper
Multi-year revolving credit, expiring March 31, 2015	$2.5
Multi-year revolving credit, expiring October 25, 2016	3.5

Total facilities	$6.0

Commercial paper outstanding		$1.3

At December 31, 2011, there were no borrowings under the committed credit facilities, and the entire committed amounts were available for borrowing.

Each of these facilities requires PMI to maintain a ratio of consolidated earnings before interest, taxes, depreciation and amortization (“consolidated EBITDA”) to consolidated interest expense of not less than 3.5 to 1.0 on a rolling four-quarter basis. At December 31, 2011, PMI’s ratio calculated in accordance with the agreements was 15.9 to 1.0. These facilities do not include any credit rating triggers, material adverse change clauses or any provisions that could require PMI to post collateral. The terms “consolidated EBITDA” and “consolidated interest expense,” both of which include certain adjustments, are defined in the facility agreements previously filed with the Securities and Exchange Commission.

In addition to the committed credit facilities discussed above, certain subsidiaries maintain short-term credit arrangements to meet their respective working capital needs. These credit arrangements, which amounted to approximately $1.9 billion at December 31, 2011, are for the sole use of the subsidiaries. Borrowings under these arrangements amounted to $247 million at December 31, 2011, and $538 million at December 31, 2010.

Note 8.

Capital Stock:

Shares of authorized common stock are 6.0 billion; issued, repurchased and outstanding shares were as follows:

	Shares Issued	Shares Repurchased	Shares Outstanding
Balances, January 1, 2009	2,109,316,331	(102,053,271)	2,007,263,060
Repurchase of shares		(129,732,863)	(129,732,863)
Exercise of stock options and issuance of other stock awards		9,634,306	9,634,306

Balances, December 31, 2009	2,109,316,331	(222,151,828)	1,887,164,503
Repurchase of shares		(97,053,310)	(97,053,310)
Exercise of stock options and issuance of other stock awards		11,672,297	11,672,297

Balances, December 31, 2010	2,109,316,331	(307,532,841)	1,801,783,490
Repurchase of shares		(80,514,257)	(80,514,257)
Exercise of stock options and issuance of other stock awards		4,639,433	4,639,433

Balances, December 31, 2011	2,109,316,331	(383,407,665)	1,725,908,666

PMI commenced a $13.0 billion two-year share repurchase program on May 1, 2008. On April 30, 2010, PMI completed the $13.0 billion share repurchase program, which resulted in the purchase of 277.6 million shares at an average price of $46.83 per share. On May 1, 2010, PMI commenced a new $12 billion three-year share repurchase program. From May 1, 2010, through December 31, 2011, PMI repurchased 136.4 million shares of its common stock at a cost of $8.4 billion, or $61.22 per share, under this repurchase program. During 2011, 2010 and 2009, PMI repurchased $5.4 billion, $5.0 billion and $5.5 billion, respectively, of its common stock.

At December 31, 2011, 38,667,433 shares of common stock were reserved for stock options and other stock awards under PMI’s stock plans, and 250 million shares of preferred stock, without par value, were authorized but unissued. PMI currently has no plans to issue any shares of preferred stock.

Note 9.

Stock Plans:

•        Performance Incentive Plan and Stock Compensation Plan for Non-Employee Directors: Under the Philip Morris International Inc. 2008 Performance Incentive Plan (the “Plan”), PMI may grant to certain eligible employees stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock and deferred stock units and other stock-based awards based on PMI’s common stock, as well as performance-based incentive awards. Up to 70 million shares of PMI’s common stock may be issued under the Plan. At December 31, 2011, shares available for grant under the Plan were 28,404,021.

PMI also adopted the Philip Morris International Inc. 2008 Stock Compensation Plan for Non-Employee Directors (the “Non-Employee Directors Plan”). A non-employee director is defined as each member of the PMI Board of Directors who is not a full-time employee of PMI or of any corporation in which PMI owns, directly or indirectly, stock possessing at least 50% of the total combined voting power of all classes of stock entitled to vote in the election of directors in such corporation. Up to 1 million shares of PMI common stock may be awarded under the Non-Employee Directors Plan. As of December 31, 2011, shares available for grant under the plan were 818,410.

Restricted and Deferred Stock Awards

PMI may grant restricted stock and deferred stock awards to eligible employees; recipients may not sell, assign, pledge or otherwise encumber such shares or awards. Such shares or awards are subject to forfeiture if certain employment conditions are not met. Restricted stock and deferred stock awards generally vest on the third anniversary of the grant date. Shares of restricted stock carry voting and dividend rights. Deferred stock awards carry no such rights, although they do earn dividend equivalents.

During 2011, the activity for restricted stock and deferred stock awards was as follows:

	Number of Shares	Weighted- Average Grant Date Fair Value Per Share
Balance at January 1, 2011	8,768,707	$43.94
Granted	3,849,600	59.44
Vested	(1,765,109)	47.49
Forfeited	(415,310)	46.51

Balance at December 31, 2011	10,437,888	48.67

The weighted-average grant date fair value of the restricted stock and deferred stock awards granted to PMI employees during the years ended December 31, 2011, 2010 and 2009, was $229 million, $169 million and $142 million, or $59.44, $47.54 and $37.01 per restricted or deferred share, respectively. The fair value of the restricted stock and deferred stock awards at the date of grant is amortized to expense ratably over the restriction period. PMI recorded compensation expense for the restricted and deferred stock awards of $162 million, $127 million and $93 million for the years ended December 31, 2011, 2010 and 2009, respectively. The unamortized compensation expense related to restricted and deferred stock awards was $221 million at December 31, 2011, and is expected to be recognized over a weighted-average period of two years.

During the year ended December 31, 2011, 1.8 million shares of PMI restricted and deferred stock awards vested. The grant date fair value of all the vested shares was approximately $84 million. The total fair value of the awards that vested in 2011 was approximately $107 million.

During the year ended December 31, 2010, 2.0 million shares of PMI restricted stock and deferred stock awards vested. Of this amount, 1.4 million shares went to PMI employees, and the remainder went to Altria employees who held PMI stock awards as a result of the spin-off. The grant date fair value of all the vested shares was approximately $123 million. The total fair value of the awards that vested in 2010 was approximately the same as the grant date fair value. The grant price information for restricted stock and deferred stock awarded prior to January 30, 2008, reflects the historical market price of Altria stock at date of grant and was not adjusted to reflect the spin-off.

During the year ended December 31, 2009, 1.5 million shares of PMI restricted and deferred stock awards vested. Of this amount, 1.0 million shares went to PMI employees, and the remainder went to Altria and Kraft Foods Inc. employees who held PMI stock awards as a result of the spin-off. The grant date fair value of all the vested shares was approximately $107 million. The total fair value of restricted stock and deferred stock awards that vested in 2009 was approximately the same as the grant date fair value.

Stock Option Awards

At December 31, 2011, PMI shares subject to option were as follows:

	Shares Subject to Option	Weighted- Average Exercise Price	Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at January 1, 2011	3,680,512	$26.14
Options exercised	(3,545,486)	26.18
Options cancelled	(71,082)	23.33

Balance/Exercisable at December 31, 2011	63,944	$27.07	2 years	$3 million

For the years ended December 31, 2011, 2010 and 2009, the total intrinsic value of PMI stock options exercised was $129 million, $292 million and $222 million, respectively.

Note 10.

Earnings per Share:

Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are participating securities and therefore are included in PMI’s earnings per share calculation pursuant to the two-class method.

Basic and diluted earnings per share (“EPS”) were calculated using the following:

	For the Years Ended December 31,
(in millions)	2011	2010	2009
Net earnings attributable to PMI	$8,591	$7,259	$6,342
Less distributed and undistributed earnings attributable to share-based payment awards	49	33	23

Net earnings for basic and diluted EPS	$8,542	$7,226	$6,319

Weighted-average shares for basic EPS	1,761	1,839	1,943
Plus incremental shares from assumed conversions:
Stock options	1	3	7

Weighted-average shares for diluted EPS	1,762	1,842	1,950

For the 2009 computation, the number of stock options excluded from the calculation of weighted-average shares for diluted EPS, because their effects were antidilutive, was immaterial. For the 2011 and 2010 computations, there were no antidilutive stock options.

Note 11.

Income Taxes:

Earnings before income taxes and provision for income taxes consisted of the following for the years ended December 31, 2011, 2010 and 2009:

(in millions)	2011	2010	2009
Earnings before income taxes	$12,532	$10,324	$9,243

Provision for income taxes:
United States federal:
Current	$270	$157	$348
Deferred	118	145	(202)

	388	302	146
State and local		1	1

Total United States	388	303	147

Outside United States:
Current	3,368	2,567	2,213
Deferred	(103)	(44)	331

Total outside United States	3,265	2,523	2,544

Total provision for income taxes	$3,653	$2,826	$2,691

United States income tax is primarily attributable to repatriation costs.

At December 31, 2011, applicable United States federal income taxes and foreign withholding taxes have not been provided on approximately $15 billion of accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested. The determination of the amount of deferred tax related to these earnings is not practicable.

On March 28, 2008, PMI entered into a Tax Sharing Agreement (the “Tax Sharing Agreement”) with Altria. The Tax Sharing Agreement generally governs PMI’s and Altria’s respective rights, responsibilities and obligations for pre-distribution periods and for potential taxes on the spin-off of PMI by Altria. With respect to any potential tax resulting from the spin-off of PMI by Altria, responsibility for the tax will be allocated to the party that acted (or failed to act) in a manner that resulted in the tax.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in millions)	2011	2010	2009
Balance at January 1,	$95	$174	$160
Additions based on tax positions related to the current year	17	18	26
Additions for tax positions of previous years	8	35	1
Reductions for tax positions of prior years	(8)	(125)	(15)
Reductions due to lapse of statute of limitations	(7)	(1)
Settlements		(6)	(2)
Other	(1)		4

Balance at December 31,	$104	$95	$174

Unrecognized tax benefits and PMI’s liability for contingent income taxes, interest and penalties were as follows:

(in millions)	December 31, 2011	December 31, 2010	December 31, 2009
Unrecognized tax benefits	$104	$95	$174
Accrued interest and penalties	28	30	48
Tax credits and other indirect benefits	(55)	(58)	(33)

Liability for tax contingencies	$77	$67	$189

The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was $50 million at December 31, 2011. The remainder, if recognized, would principally affect deferred taxes.

For the years ended December 31, 2011, 2010 and 2009, PMI recognized income in its consolidated statements of earnings of less than $1 million, $17 million and $1 million, respectively, related to interest and penalties due to a decrease in unrecognized tax benefits.

        PMI is regularly examined by tax authorities around the world and is currently under examination in a number of jurisdictions. The U.S. federal statute of limitations remains open for the years 2004 and onward, with years 2004 to 2006 currently under examination by the IRS. Foreign and U.S. state jurisdictions have statutes of limitations generally ranging from three to five years. Years still open to examination by foreign tax authorities in major jurisdictions include Germany (2007 onward), Indonesia (2007 onward), Russia (2010 onward) and Switzerland (2010 onward).

It is reasonably possible that within the next twelve months certain tax examinations will close, which could result in a change in unrecognized tax benefits along with related interest and penalties. An estimate of any possible change cannot be made at this time.

The effective income tax rate on pre-tax earnings differed from the U.S. federal statutory rate for the following reasons for the years ended December 31, 2011, 2010 and 2009:

	2011	2010	2009
U.S. federal statutory rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:
Foreign rate differences	(12.5)	(10.0)	(8.6)
Dividend repatriation cost	6.5	3.5	2.5
Reversal of tax reserves no longer required		(1.4)
Other	0.1	0.3	0.2

Effective tax rate	29.1%	27.4%	29.1%

The 2011 effective tax rate increased 1.7 percentage points to 29.1%. The 2011 effective tax rate was favorably impacted by an enacted decrease in corporate income tax rates in Greece ($11 million) and the reversal of a valuation allowance in Brazil ($15 million).

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

The tax effects of temporary differences that gave rise to deferred income tax assets and liabilities consisted of the following:

	At December 31,
(in millions)	2011	2010
Deferred income tax assets:
Accrued postretirement and postemployment benefits	$223	$214
Accrued pension costs	193	118
Inventory	76	61
Accrued liabilities	145	111
Other	110	84

Total deferred income tax assets	747	588

Deferred income tax liabilities:
Trade names	(818)	(860)
Property, plant and equipment	(323)	(395)
Unremitted earnings	(897)	(817)
Foreign exchange	(31)	(57)

Total deferred income tax liabilities	(2,069)	(2,129)

Net deferred income tax liabilities	$(1,322)	$(1,541)

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

PMI’s management evaluates segment performance and allocates resources based on operating companies income, which PMI defines as operating income before general corporate expenses and amortization of intangibles. Interest expense, net, and provision for income taxes are centrally managed; accordingly, such items are not presented by segment since they are excluded from the measure of segment profitability reviewed by management. Information about total assets by segment is not disclosed because such information is not reported to or used by PMI’s chief operating decision maker. Segment goodwill and other intangible assets, net, are disclosed in Note 3. Goodwill and Other Intangible Assets, net. The accounting policies of the segments are the same as those described in Note 2. Summary of Significant Accounting Policies.

Segment data were as follows:

	For the Years Ended December 31,
(in millions)	2011	2010	2009
Net revenues:
European Union	$29,768	$28,050	$28,550
Eastern Europe, Middle East & Africa	17,452	15,928	13,865
Asia	19,590	15,235	12,413
Latin America & Canada	9,536	8,500	7,252

Net revenues(1)	$76,346	$67,713	$62,080

Earnings before income taxes:
Operating companies income:
European Union	$4,560	$4,311	$4,506
Eastern Europe, Middle East & Africa	3,229	3,152	2,663
Asia	4,836	3,049	2,436
Latin America & Canada	988	953	666
Amortization of intangibles	(98)	(88)	(74)
General corporate expenses	(183)	(177)	(157)

Operating income	13,332	11,200	10,040
Interest expense, net	(800)	(876)	(797)

Earnings before income taxes	$12,532	$10,324	$9,243

(1)	Total net revenues attributable to customers located in Germany, PMI’s largest market in terms of net revenues, were $8.1 billion, $7.5 billion and $7.9 billion for the years ended December 31, 2011, 2010 and 2009, respectively.

	For the Years Ended December 31,
(in millions)	2011	2010	2009
Depreciation expense:
European Union	$210	$212	$211
Eastern Europe, Middle East & Africa	227	215	206
Asia	358	332	286
Latin America & Canada	90	75	64

	885	834	767
Other	10	10	12

Total depreciation expense	$895	$844	$779

Capital expenditures:
European Union	$382	$329	$393
Eastern Europe, Middle East & Africa	133	102	130
Asia	208	161	116
Latin America & Canada	140	120	72

	863	712	711
Other	34	1	4

Total capital expenditures	$897	$713	$715

	At December 31,
(in millions)	2011	2010	2009
Long-lived assets:
European Union	$2,938	$3,226	$3,319
Eastern Europe, Middle East & Africa	1,094	1,158	1,260
Asia	1,687	1,765	1,452
Latin America & Canada	706	663	549

	6,425	6,812	6,580
Other	146	195	197

Total long-lived assets	$6,571	$7,007	$6,777

Long-lived assets consist of non-current assets other than goodwill, other intangible assets, net, and deferred tax assets. PMI’s largest market in terms of long-lived assets is Switzerland. Total long-lived assets located in Switzerland, which is reflected in the European Union segment above, were $1.0 billion, $1.0 billion and $976 million at December 31, 2011, 2010 and 2009, respectively.

Items affecting the comparability of results from operations were as follows:

•	Asset Impairment and Exit Costs— See Note 5. Asset Impairment and Exit Costs for a breakdown of asset impairment and exit costs by segment.

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

Note 13.

Benefit Plans:

Pension coverage for employees of PMI’s subsidiaries is provided, to the extent deemed appropriate, through separate plans, many of which are governed by local statutory requirements. In addition, PMI provides health care and other benefits to substantially all U.S. retired employees and certain non-U.S. retired employees. In general, health care benefits for non-U.S. retired employees are covered through local government plans.

The amounts recorded in accumulated other comprehensive losses at December 31, 2011, consisted of the following:

(in millions)	Pension	Post- retirement	Post- employment	Total
Net losses	$(2,401)	$(54)	$(536)	$(2,991)
Prior service cost	(70)	3		(67)
Net transition obligation	(8)			(8)
Deferred income taxes	299	19	163	481

Losses to be amortized	$(2,180)	$(32)	$(373)	$(2,585)

The amounts recorded in accumulated other comprehensive losses at December 31, 2010, consisted of the following:

(in millions)	Pension	Post- retirement	Post- employment	Total
Net losses	$(1,425)	$(46)	$(468)	$(1,939)
Prior service cost	(62)	4		(58)
Net transition obligation	(9)			(9)
Deferred income taxes	199	15	142	356

Losses to be amortized	$(1,297)	$(27)	$(326)	$(1,650)

The amounts recorded in accumulated other comprehensive losses at December 31, 2009, consisted of the following:

(in millions)	Pension	Post- retirement	Post- employment	Total
Net losses	$(1,174)	$(27)	$(463)	$(1,664)
Prior service cost	(72)	4		(68)
Net transition obligation	(9)			(9)
Deferred income taxes	184	9	140	333

Losses to be amortized	$(1,071)	$(14)	$(323)	$(1,408)

The movements in other comprehensive earnings (losses) during the year ended December 31, 2011, were as follows:

(in millions)	Pension	Post- retirement	Post- employment	Total
Amounts transferred to earnings as components of net periodic benefit cost:
Amortization:
Net losses	$63	$3	$39	$105
Prior service cost	9	(1)		8
Net transition obligation	1			1
Other income/expense:
Net losses	3			3
Deferred income taxes	(10)	(1)	(12)	(23)

	66	1	27	94

Other movements during the year:
Net losses	(1,042)	(11)	(107)	(1,160)
Prior service cost	(17)			(17)
Deferred income taxes	110	5	33	148

	(949)	(6)	(74)	(1,029)

Total movements in other comprehensive losses	$(883)	$(5)	$(47)	$(935)

The movements in other comprehensive earnings (losses) during the year ended December 31, 2010, were as follows:

(in millions)	Pension	Post- retirement	Post- employment	Total
Amounts transferred to earnings as components of net periodic benefit cost:
Amortization:
Net losses	$44	$1	$39	$84
Prior service cost	10			10
Other income/expense:
Net gains	(1)			(1)
Prior service cost	3			3
Deferred income taxes	(8)		(12)	(20)

	48	1	27	76

Other movements during the year:
Net losses	(294)	(20)	(44)	(358)
Prior service cost	(3)			(3)
Deferred income taxes	23	6	14	43

	(274)	(14)	(30)	(318)

Total movements in other comprehensive losses	$(226)	$(13)	$(3)	$(242)

The movements in other comprehensive earnings (losses) during the year ended December 31, 2009, were as follows:

(in millions)	Pension	Post- retirement	Post- employment	Total
Amounts transferred to earnings as components of net periodic benefit cost:
Amortization:
Net losses	$38	$1	$23	$62
Prior service cost	6			6
Other income/expense:
Net losses	4			4
Prior service cost	(2)			(2)
Deferred income taxes	(9)		(7)	(16)

	37	1	16	54

Other movements during the year:
Net gains (losses)	169	(5)	(180)	(16)
Prior service cost	(46)	(2)		(48)
Deferred income taxes	3	2	41	46

	126	(5)	(139)	(18)

Total movements in other comprehensive earnings (losses)	$163	$(4)	$(123)	$36

•	Pension Plans

Obligations and Funded Status

The benefit obligations, plan assets and funded status of PMI’s pension plans at December 31, 2011 and 2010, were as follows:

	U.S. Plans		Non-U.S. Plans
(in millions)	2011	2010	2011	2010
Benefit obligation at January 1	$321	$288	$4,932	$4,589
Service cost	5	6	178	160
Interest cost	16	18	205	189
Benefits paid	(21)	(21)	(208)	(141)
Termination, settlement and curtailment			(4)	(27)
Assumption changes	44	12	510	16
Actuarial (gains) losses	(13)	18	6	(2)
Currency			(52)	116
Other			58	32

Benefit obligation at December 31	352	321	5,625	4,932

Fair value of plan assets at January 1	251	197	4,623	4,240
Actual return on plan assets	9	24	(162)	27
Employer contributions	30	51	505	382
Employee contributions			43	37
Benefits paid	(21)	(21)	(208)	(141)
Termination, settlement and curtailment				(19)
Currency			(23)	97

Fair value of plan assets at December 31	269	251	4,778	4,623

Net pension liability recognized at December 31	$(83)	$(70)	$(847)	$(309)

At December 31, 2011 and 2010, the combined U.S. and non-U.S. pension plans resulted in a net pension liability of $930 million and $379 million, respectively. These amounts were recognized in PMI’s consolidated balance sheets at December 31, 2011 and 2010, as follows:

(in millions)	2011	2010
Other assets	$40	$223
Accrued liabilities — employment costs	(23)	(28)
Long-term employment costs	(947)	(574)

	$(930)	$(379)

The accumulated benefit obligation, which represents benefits earned to date, for the U.S. pension plans was $323 million and $294 million at December 31, 2011 and 2010, respectively. The accumulated benefit obligation for non-U.S. pension plans was $5,042 million and $4,439 million at December 31, 2011 and 2010, respectively.

For U.S. pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation and accumulated benefit obligation were $76 million and $66 million, respectively, as of December 31, 2011. The projected benefit obligation and accumulated benefit obligation were $79 million and $70 million, respectively, as of December 31, 2010. The underfunding relates to plans for salaried employees that cannot be funded under IRS regulations. For non-U.S. plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $3,785 million, $3,343 million, and $2,973 million, respectively, as of December 31, 2011, and $310 million, $245 million, and $41 million, respectively, as of December 31, 2010. In 2011, the accumulated benefit obligation of the pension plan in Switzerland exceeded the fair value of plan assets.

The following weighted-average assumptions were used to determine PMI’s benefit obligations at December 31:

	U.S. Plans		Non-U.S. Plans
	2011	2010	2011	2010
Discount rate	4.50%	5.40%	3.40%	4.00%
Rate of compensation increase	3.50	3.50	2.66	2.90

The discount rate for PMI’s U.S. plans is based on an index of high-quality corporate bonds with durations that match the benefit obligations. The discount rate for PMI’s non-U.S. plans was developed from local bond indices that match local benefit obligations as closely as possible.

Components of Net Periodic Benefit Cost

Net periodic pension cost consisted of the following for the years ended December 31, 2011, 2010 and 2009:

	U.S. Plans			Non-U.S. Plans
(in millions)	2011	2010	2009	2011	2010	2009
Service cost	$5	$6	$6	$178	$160	$135
Interest cost	16	18	17	205	189	176
Expected return on plan assets	(15)	(16)	(15)	(323)	(283)	(234)
Amortization:
Net losses	5	5	3	58	39	35
Prior service cost	1	1	1	8	9	5
Net transition obligation				1
Termination, settlement and curtailment	2	1	9	1	(6)	(2)

Net periodic pension cost	$14	$15	$21	$128	$108	$115

Termination, settlement and curtailment charges were due primarily to early retirement programs.

For the combined U.S. and non-U.S. pension plans, the estimated net loss and prior service cost that are expected to be amortized from accumulated other comprehensive earnings into net periodic benefit cost during 2012 are $135 million and $11 million, respectively.

The following weighted-average assumptions were used to determine PMI’s net pension cost:

	U.S. Plans			Non-U.S. Plans
	2011	2010	2009	2011	2010	2009
Discount rate	5.40%	5.90%	6.10%	4.00%	4.33%	4.68%
Expected rate of return on plan assets	6.25	7.20	7.20	6.21	6.69	6.89
Rate of compensation increase	3.50	4.50	4.50	2.90	3.21	3.34

PMI’s expected rate of return on plan assets is determined by the plan assets’ historical long-term investment performance, current asset allocation and estimates of future long-term returns by asset class.

PMI and certain of its subsidiaries sponsor defined contribution plans. Amounts charged to expense for defined contribution plans totaled $61 million, $53 million and $42 million for the years ended December 31, 2011, 2010 and 2009, respectively.

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

The fair value of PMI’s pension plan assets at December 31, 2011 and 2010, by asset category was as follows:

Asset Category (in millions)	At December 31, 2011	Quoted Prices In Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$11	$11	$—	$—
Equity securities:
U.S. securities	89	89
International securities	894	894
Investment funds(a)	3,704	826	2,878
International government bonds	314	314
Corporate bonds	2	2
Other	33	32	1

Total	$5,047	$2,168	$2,879	$—

(a)	Investment funds whose objective seeks to replicate the returns and characteristics of specified market indices (primarily MSCI — Europe, Switzerland, North America, Asia Pacific, Japan, Russell 3000, S&P 500 for equities; and Citigroup EMU, Citigroup Switzerland and Barclays Capital U.S. for bonds), primarily consist of mutual funds, common trust funds and commingled funds. Of these funds, 53% are invested in U.S. and international equities; 34% are invested in U.S. and international government bonds; 7% are invested in corporate bonds; and 6% are invested in real estate and other money markets.

Asset Category (in millions)	At December 31, 2010	Quoted Prices In Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$155	$155	$—	$—
Equity securities:
U.S. securities	104	104
International securities	959	959
Investment funds(b)	3,240	799	2,441
International government bonds	345	345
Corporate bonds	39	39
Other	32	32

Total	$4,874	$2,433	$2,441	$—

(b)	Investment funds whose objective seeks to replicate the returns and characteristics of specified market indices (primarily MSCI — Europe, Switzerland, North America, Asia Pacific, Japan, Russell 3000, S&P 500 for equities; and Citigroup EMU, Citigroup Switzerland and Barclays Capital U.S. for bonds), primarily consist of mutual funds, common trust funds and commingled funds. Of these funds, 55% are invested in U.S. and international equities; 36% are invested in U.S. and international government bonds; 5% are invested in corporate bonds; and 4% are invested in real estate and other money markets.

See Note 16. Fair Value Measurements for a discussion of the fair value of pension plan assets.

PMI makes, and plans to make, contributions, to the extent that they are tax deductible and to meet specific funding requirements of its funded U.S. and non-U.S. plans. Currently, PMI anticipates making contributions of approximately $163 million in 2012 to its pension plans, based on current tax and benefit laws. However, this estimate is subject to change as a result of changes in tax and other benefit laws, as well as asset performance significantly above or below the assumed long-term rate of return on pension assets, or changes in interest rates.

The estimated future benefit payments from PMI pension plans at December 31, 2011, were as follows:

(in millions)	U.S. Plans	Non-U.S. Plans
2012	$17	$216
2013	14	217
2014	44	228
2015	17	241
2016	17	253
2017 – 2021	98	1,486

•        Postretirement Benefit Plans

Net postretirement health care costs consisted of the following for the years ended December 31, 2011, 2010 and 2009:

	U.S. Plans			Non-U.S. Plans
(in millions)	2011	2010	2009	2011	2010	2009
Service cost	$2	$2	$2	$2	$2	$2
Interest cost	5	5	5	5	5	4
Amortization:
Net losses	1	1	1	1

Net postretirement health care costs	$8	$8	$8	$8	$7	$6

The following weighted-average assumptions were used to determine PMI’s net postretirement costs for the years ended December 31, 2011, 2010 and 2009:

	U.S. Plans			Non-U.S. Plans
	2011	2010	2009	2011	2010	2009
Discount rate	5.40%	5.90%	6.10%	5.14%	5.99%	5.82%
Health care cost trend rate	8.00	7.50	8.00	6.29	7.14	7.09

PMI’s postretirement health care plans are not funded. The changes in the accumulated benefit obligation and net amount accrued at December 31, 2011 and 2010, were as follows:

	U.S. Plans		Non-U.S. Plans
(in millions)	2011	2010	2011	2010
Accumulated postretirement benefit obligation at January 1,	$98	$92	$99	$83
Service cost	2	2	2	2
Interest cost	5	5	5	5
Benefits paid	(4)	(4)	(5)	(5)
Assumption changes	11	4	(1)	13
Actuarial losses (gains)	3	(1)	(2)	3
Currency			(2)	(2)

Accumulated postretirement benefit obligation at December 31,	$115	$98	$96	$99

The current portion of PMI’s accrued postretirement health care costs of $10 million at December 31, 2011 and $9 million at December 31, 2010, is included in accrued employment costs on the consolidated balance sheet.

The following weighted-average assumptions were used to determine PMI’s postretirement benefit obligations at December 31, 2011 and 2010:

	U.S. Plans		Non-U.S. Plans
	2011	2010	2011	2010
Discount rate	4.50%	5.40%	5.45%	5.14%
Health care cost trend rate assumed for next year	7.50	8.00	6.55	6.29
Ultimate trend rate	5.00	5.00	4.77	4.73
Year that rate reaches the ultimate trend rate	2017	2017	2029	2029

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care trend rates would have the following effects as of December 31, 2011:

	One-Percentage- Point Increase	One-Percentage- Point Decrease
Effect on total service and interest cost	19.1%	(14.8)%
Effect on postretirement benefit obligation	15.5	(12.4)

PMI’s estimated future benefit payments for its post-retirement health care plans at December 31, 2011, were as follows:

(in millions)	U.S. Plans	Non-U.S. Plans
2012	$5	$5
2013	5	5
2014	5	5
2015	5	5
2016	6	5
2017 – 2021	29	30

•        Postemployment Benefit Plans

PMI and certain of its subsidiaries sponsor postemployment benefit plans covering substantially all salaried and certain hourly employees. The cost of these plans is charged to expense over the working life of the covered employees. Net postemployment costs consisted of the following:

	For the Years Ended December 31,
(in millions)	2011	2010	2009
Service cost	$28	$26	$16
Interest cost	22	24	22
Amortization of net loss	39	39	23
Other expense	106	54	57

Net postemployment costs	$195	$143	$118

During 2011, 2010 and 2009, certain salaried employees left PMI under separation programs. These programs resulted in incremental postemployment costs, which are included in other expense, above.

The estimated net loss for the postemployment benefit plans that will be amortized from accumulated other comprehensive earnings into net postemployment costs during 2012 is approximately $54 million.

The changes in the benefit obligations of the plans at December 31, 2011 and 2010, were as follows:

(in millions)	2011	2010
Accrued postemployment costs at January 1	$574	$630
Service cost	28	26
Interest cost	22	24
Benefits paid	(223)	(203)
Actuarial losses	118	44
Other	100	53

Accrued postemployment costs at December 31	$619	$574

The accrued postemployment costs were determined using a weighted-average discount rate of 6.8% and 7.3% in 2011 and 2010, respectively, an assumed ultimate annual weighted-average turnover rate of 2.5% and 2.3% in 2011 and 2010, respectively, assumed compensation cost increases of 3.0% in 2011 and 2010 and assumed benefits as defined in the respective plans. In accordance with local regulations, certain postemployment plans are funded. As a result, the accrued postemployment costs shown above are presented net of the related assets of $24 million at December 31, 2011 and 2010. Postemployment costs arising from actions that offer employees benefits in excess of those specified in the respective plans are charged to expense when incurred.

Note 14.

Additional Information:

	For the Years Ended December 31,
(in millions)	2011	2010	2009
Research and development expense	$413	$391	$335

Advertising expense	$464	$402	$387

Interest expense	$934	$974	$905
Interest income	(134)	(98)	(108)

Interest expense, net	$800	$876	$797

Rent expense	$308	$278	$258

Minimum rental commitments under non-cancelable operating leases in effect at December 31, 2011, were as follows:

(in millions)
2012	$186
2013	134
2014	98
2015	70
2016	52
Thereafter	250

$790

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

PMI uses deliverable and non-deliverable forward foreign exchange contracts, foreign currency swaps and foreign currency options, collectively referred to as foreign exchange contracts, to mitigate its exposure to changes in exchange rates from third-party and intercompany actual and forecasted transactions. The primary currencies to which PMI is exposed include the Euro, Indonesian rupiah, Japanese yen, Mexican peso, Russian ruble, Swiss franc and Turkish lira. At December 31, 2011 and 2010, PMI had contracts with aggregate notional amounts of $13.1 billion and $10.9 billion, respectively. Of the $13.1 billion aggregate notional amount at December 31, 2011, $3.4 billion related to cash flow hedges and $9.7 billion related to other derivatives that primarily offset currency exposures on intercompany financing. Of the $10.9 billion aggregate notional amount at December 31, 2010, $2.4 billion related to cash flow hedges, $0.2 billion related to hedges of net investments in foreign operations and $8.3 billion related to other derivatives that primarily offset currency exposures on intercompany financing.

The fair value of PMI’s foreign exchange contracts included in the consolidated balance sheet as of December 31, 2011 and 2010, were as follows:

	Asset Derivatives			Liability Derivatives
(in millions)	Balance Sheet Classification	Fair Value		Balance Sheet Classification	Fair Value
		2011	2010		2011	2010
Foreign exchange contracts designated as hedging instruments	Other current assets	$57	$16	Other accrued liabilities	$4	$26
Foreign exchange contracts not designated as hedging instruments	Other current assets	88	44	Other accrued liabilities	62	77

Total derivatives		$145	$60		$66	$103

Hedging activities, which represent movement in derivatives as well as the respective underlying transactions, had the following effect on PMI’s consolidated statements of earnings and other comprehensive earnings for the years ended December 31, 2011, 2010 and 2009:

	For the Year Ended December 31, 2011
(in millions)	Cash Flow Hedges	Net Investment Hedges	Other Derivatives	Income Taxes	Total
Gain (Loss)
Statement of Earnings:
Net revenues	$(17)		$—		$(17)
Cost of sales	34				34
Marketing, administration and research costs					—

Operating income	17		—		17
Interest expense, net	(37)		56		19

Earnings before income taxes	(20)		56		36
Provision for income taxes	2		(13)		(11)

Net earnings attributable to PMI	$(18)		$43		$25

Other Comprehensive Earnings:
Losses transferred to earnings	$20			$(2)	$18
Recognized losses	(4)			(1)	(5)

Net impact on equity	$16			$(3)	$13

Cumulative translation adjustment		$2			$2

	For the Year Ended December 31, 2010
(in millions)	Cash Flow Hedges	Net Investment Hedges	Other Derivatives	Income Taxes	Total
Gain (Loss)
Statement of Earnings:
Net revenues	$24		$—		$24
Cost of sales	(14)				(14)
Marketing, administration and research costs	3		(3)		—

Operating income	13		(3)		10
Interest expense, net	(49)		10		(39)

Earnings before income taxes	(36)		7		(29)
Provision for income taxes	3		(1)		2

Net earnings attributable to PMI	$(33)		$6		$(27)

Other Comprehensive Earnings:
Losses transferred to earnings	$36			$(3)	$33
Recognized losses	(56)			6	(50)

Net impact on equity	$(20)			$3	$(17)

Cumulative translation adjustment	$(2)	$24		$(10)	$12

	For the Year Ended December 31, 2009
(in millions)	Cash Flow Hedges	Fair Value Hedges	Net Investment Hedges	Other Derivatives	Income Taxes	Total
Gain (Loss)
Statement of Earnings:
Net revenues	$65	$—		$—		$65
Cost of sales	(11)					(11)
Marketing, administration and research costs	13			(1)		12

Operating income	67	—		(1)		66
Interest expense, net	(94)	37		(5)		(62)

Earnings before income taxes	(27)	37		(6)		4
Provision for income taxes	1	(3)		3		1

Net earnings attributable to PMI	$(26)	$34		$(3)		$5

Other Comprehensive Earnings:
Losses transferred to earnings	$27				$(1)	$26
Recognized gains	68				(7)	61

Net impact on equity	$95				$(8)	$87

Cumulative translation adjustment			$(57)		$14	$(43)

Each type of hedging activity is described in greater detail below.

•        Cash Flow Hedges: PMI has entered into foreign exchange contracts to hedge foreign currency exchange risk related to certain forecasted transactions. The effective portion of gains and losses associated with qualifying cash flow hedge contracts is deferred as a component of accumulated other comprehensive losses until the underlying hedged transactions are reported in PMI’s consolidated statements of earnings. During the years ended December 31, 2011, 2010 and 2009, ineffectiveness related to cash flow hedges was not material. As of December 31, 2011, PMI has hedged forecasted transactions for periods not exceeding the next twelve months. The impact of these hedges is included in operating cash flows on PMI’s consolidated statement of cash flows.

For the years ended December 31, 2011, 2010 and 2009, foreign exchange contracts that were designated as cash flow hedging instruments impacted the consolidated statements of earnings and other comprehensive earnings as follows:

(pre-tax, in millions)	For the Years Ended December 31,
Derivatives in Cash Flow Hedging Relationship	Statement of Earnings Classification of Gain/(Loss) Reclassified from Other Comprehensive Earnings into Earnings	Amount of Gain/(Loss) Reclassified from Other Comprehensive Earnings into Earnings			Amount of Gain/(Loss) Recognized in Other Comprehensive Earnings on Derivatives
		2011	2010	2009	2011	2010	2009
Foreign exchange contracts					$(4)	$(56)	$68
	Net revenues	$(17)	$24	$65
	Cost of sales	34	(14)	(11)
	Marketing, administration and research costs	—	3	13
	Interest expense, net	(37)	(49)	(94)

Total		$(20)	$(36)	$(27)	$(4)	$(56)	$68

•        Fair Value Hedges: In 2009, PMI entered into foreign exchange contracts to hedge the foreign currency exchange risk related to an intercompany loan between subsidiaries. For a derivative instrument that is designated and qualifies as a fair value hedge, the gain or loss on the derivative, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, is recognized in current earnings. At June 30, 2009, all fair value hedges matured and were settled. Since June 30, 2009, there have been no fair value hedges. For the year ended December 31, 2009, ineffectiveness related to fair value hedges was not material. Gains (losses) associated with qualifying fair value hedges were recorded in the consolidated statements of earnings and were $42 million for the year ended December 31, 2009. The impact of fair value hedges is included in operating cash flows on PMI’s consolidated statement of cash flows.

For the year ended December 31, 2009, foreign exchange contracts that were designated as fair value hedging instruments impacted the consolidated statement of earnings as follows:

(pre-tax, in millions)	For the Year Ended December 31, 2009
Derivatives in Fair Value Hedging Relationship	Statement of Earnings Classification of Gain/(Loss) on Derivatives	Amount of Gain/(Loss) Recognized in Earnings on Derivatives	Statement of Earnings Classification of Gain/(Loss) on Hedged Item	Amount of Gain/(Loss) Recognized in Earnings Attributable to the Risk Being Hedged
Foreign exchange contracts	Marketing, administration and research costs	$5	Marketing, administration and research costs	$(5)
	Interest expense, net	37	Interest expense, net

Total		$42		$(5)

•        Hedges of Net Investments in Foreign Operations: PMI designates certain foreign currency denominated debt and forward exchange contracts as net investment hedges of its foreign operations. For the years ended December 31, 2011, 2010 and 2009, these hedges of net investments resulted in gains (losses), net of income taxes, of ($37) million, $315 million and ($71) million, respectively. These gains (losses) were reported as a component of accumulated other comprehensive losses within currency translation adjustments. For the years ended December 31, 2011, 2010 and 2009, ineffectiveness related to net investment hedges was not material. Settlement of net investment hedges is included in other investing cash flows on PMI’s consolidated statement of cash flows.

For the years ended December 31, 2011, 2010 and 2009, foreign exchange contracts that were designated as net investment hedging instruments impacted the consolidated statements of earnings and other comprehensive earnings as follows:

(pre-tax, in millions)	For the Years Ended December 31,
Derivatives in Net Investment Hedging Relationship	Statement of Earnings Classification of Gain/(Loss) Reclassified from Other Comprehensive Earnings into Earnings	Amount of Gain/(Loss) Reclassified from Other Comprehensive Earnings into Earnings			Amount of Gain/(Loss) Recognized in Other Comprehensive Earnings on Derivatives
		2011	2010	2009	2011	2010	2009
Foreign exchange contracts					$2	$24	$(57)
	Interest expense, net	$—	$—	$—

•        Other Derivatives: PMI has entered into foreign exchange contracts to hedge the foreign currency exchange risks related to intercompany loans between certain subsidiaries, and third-party loans. While effective as economic hedges, no hedge accounting is applied for these contracts; therefore, the unrealized gains (losses) relating to these contracts are reported in PMI’s consolidated statement of earnings. For the years ended December 31, 2011, 2010 and 2009, the gains (losses) from contracts for which PMI did not apply hedge accounting were $34 million, ($97) million and $248 million, respectively. The gains (losses) from these contracts substantially offset the losses and gains generated by the underlying intercompany and third-party loans being hedged.

As a result, for the years ended December 31, 2011, 2010 and 2009, these items affected the consolidated statement of earnings as follows:

(pre-tax, in millions)
Derivatives not Designated as Hedging Instruments	Statement of Earnings Classification of Gain/(Loss)	Amount of Gain/(Loss) Recognized in Earnings
		2011	2010	2009
Foreign exchange contracts	Marketing, administration and research costs	$—	$(3)	$(1)
	Interest expense, net	56	10	(5)

Total		$56	$7	$(6)

•        Qualifying Hedging Activities Reported in Accumulated Other Comprehensive Losses: Derivative gains or losses reported in accumulated other comprehensive losses are a result of qualifying hedging activity. Transfers of these gains or losses to earnings are offset by the corresponding gains or losses on the underlying hedged item. Hedging activity affected accumulated other comprehensive losses, net of income taxes, as follows:

	For the Years Ended December 31,
(in millions)	2011	2010	2009
Gain (loss) as of January 1	$2	$19	$(68)
Derivative losses (gains) transferred to earnings	18	33	26
Change in fair value	(5)	(50)	61

Gain (loss) as of December 31	$15	$2	$19

At December 31, 2011, PMI expects $11 million of derivative gains that are included in accumulated other comprehensive losses to be reclassified to the consolidated statement of earnings within the next twelve months. These gains are expected to be substantially offset by the statement of earnings impact of the respective hedged transactions.

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

•        Derivative Financial Instruments — Foreign Exchange Contracts: PMI assesses the fair value of its derivative financial instruments, which consist of foreign exchange forward contracts, foreign currency swaps and foreign currency options, using internally developed models that use, as their basis, readily observable market inputs. The fair value of PMI’s foreign exchange forward contracts is determined by using the prevailing foreign exchange spot rates and interest rate differentials, and the respective maturity dates of the instruments. The fair value of PMI’s currency options is determined by using a Black-Scholes methodology based on foreign exchange spot rates and interest rate differentials, currency volatilities and maturity dates. PMI’s derivative financial instruments have been classified within Level 2 at December 31, 2011 and 2010. See Note 15. Financial Instruments for additional discussion on derivative financial instruments.

•        Pension Plan Assets: The fair value of pension plan assets, determined by using readily available quoted market prices in active markets, has been classified within Level 1 of the fair value hierarchy at December 31, 2011 and 2010. The fair value of pension plan assets determined by using quoted prices in markets that are not active has been classified within Level 2 at December 31, 2011 and 2010. See Note 13. Benefit Plans for additional discussion on pension plan assets.

•        Debt: The fair value of PMI’s outstanding debt, which is utilized solely for disclosure purposes, is determined using quotes and market interest rates currently available to PMI for issuances of debt with similar terms and remaining maturities. The aggregate carrying value of PMI’s debt, excluding short-term borrowings and $85 million of capital lease obligations, was $16,949 million at December 31, 2011. The aggregate carrying value of PMI’s debt, excluding short-term borrowings and $137 million of capital lease obligations, was $14,618 million at December 31, 2010.

The aggregate fair values of PMI’s derivative financial instruments, pension plan assets and debt as of December 31, 2011 and 2010, were as follows:

(in millions)	Fair Value At December 31, 2011	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Foreign exchange contracts	$145	$—	$145	$—
Pension plan assets	5,047	2,168	2,879

Total assets	$5,192	$2,168	$3,024	$—

Liabilities:
Debt	$18,900	$18,458	$442	$—
Foreign exchange contracts	66		66

Total liabilities	$18,966	$18,458	$508	$—

(in millions)	Fair Value At December 31, 2010	Quoted Prices in Active Markets for Identical Assets/ Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Foreign exchange contracts	$60	$—	$60	$—
Pension plan assets	4,874	2,433	2,441

Total assets	$4,934	$2,433	$2,501	$—

Liabilities:
Debt	$16,057	$15,578	$479	$—
Foreign exchange contracts	103		103

Total liabilities	$16,160	$15,578	$582	$—

Note 17.

Accumulated Other Comprehensive Losses:

PMI’s accumulated other comprehensive losses, net of taxes, consisted of the following:

(Losses) Earnings	At December 31,
(in millions)	2011	2010	2009
Currency translation adjustments	$(293)	$507	$561
Pension and other benefits	(2,585)	(1,650)	(1,408)
Derivatives accounted for as hedges	15	2	19
Equity securities		1	11

Total accumulated other comprehensive losses	$(2,863)	$(1,140)	$(817)

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

At December 31, 2011 and 2010, PMI had $79 million and $82 million, respectively, of discounted liabilities associated with the Colombian Investment and Cooperation Agreement. These discounted liabilities are primarily reflected in other long-term liabilities on the consolidated balance sheets and are expected to be paid through 2028.

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

At December 31, 2011 and 2010, PMI had $212 million and $237 million, respectively, of discounted accrued settlement charges associated with the RBH legal settlement. These accrued settlement charges are primarily reflected in other long-term liabilities on the consolidated balance sheets and are expected to be paid through 2019.

Note 20.

E.C. Agreement:

In 2004, PMI entered into an agreement with the European Commission (“E.C.”) and 10 Member States of the European Union that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. This agreement has been signed by all 27 Member States. The agreement resolves all disputes between the parties relating to these issues. Under the terms of the agreement, PMI will make 13 payments over 12 years, including an initial payment of $250 million, which was recorded as a pre-tax charge against its earnings in 2004. The agreement calls for additional payments of approximately $150 million on the first anniversary of the agreement (this payment was made in July 2005), approximately $100 million on the second anniversary (this payment was made in July 2006) and approximately $75 million each year thereafter for 10 years, each of which is to be adjusted based on certain variables, including PMI’s market share in the European Union in the year preceding payment. Because future additional payments are subject to these variables, PMI records charges for them as an expense in cost of sales when product is shipped. In addition, PMI is also responsible to pay the excise taxes, VAT and customs duties on qualifying product seizures of up to 90 million cigarettes and is subject to payments of five times the applicable taxes and duties if qualifying product seizures exceed 90 million cigarettes in a given year. To date, PMI’s annual payments related to product seizures have been immaterial. Total charges related to the E.C. Agreement of $86 million, $91 million and $84 million were recorded in cost of sales in 2011, 2010 and 2009, respectively.

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

Damages claimed in some of the tobacco-related litigation are significant and, in certain cases in Brazil, Canada, Israel and Nigeria, range into the billions of dollars. The variability in pleadings in multiple jurisdictions, together with the actual experience of management in litigating claims, demonstrate that the monetary relief that may be specified in a lawsuit bears little relevance to the ultimate outcome. Much of the tobacco-related litigation is in its early stages, and litigation is subject to uncertainty. However, as discussed below, we have to date been largely successful in defending tobacco-related litigation.

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

The table below lists the number of tobacco-related cases pending against us and/or our subsidiaries or indemnitees as of December 31, 2011, 2010 and 2009:

Type of Case	Number of Cases Pending as of December 31, 2011	Number of Cases Pending as of December 31, 2010	Number of Cases Pending as of December 31, 2009
Individual Smoking and Health Cases	75	94	119

Smoking and Health Class Actions	10	11	9

Health Care Cost Recovery Actions	11	10	11

Lights Class Actions	2	2	3

Individual Lights Cases (small claims court)	9	10	12

Public Civil Actions	3	7	11

Since 1995, when the first tobacco-related litigation was filed against a PMI entity, 376 Smoking and Health, Lights, Health Care Cost Recovery, and Public Civil Actions in which we and/or one of our subsidiaries and/or indemnitees were a defendant have been terminated in our favor. Ten cases have had decisions in favor of plaintiffs. Six of these cases have subsequently reached final resolution in our favor and four remain on appeal. To date, we have paid total judgments, including costs, of approximately six thousand Euros. These payments were made in order to appeal three Italian small claims cases, two of which were subsequently reversed on appeal and one of which remains on appeal. To date, no tobacco-related case has been finally resolved in favor of a plaintiff against us, our subsidiaries or indemnitees.

The table below lists the verdicts and post-trial developments in the three pending cases (excluding an individual case on appeal from an Italian small claims court) in which verdicts were returned in favor of plaintiffs:

Date	Location of Court/Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments

May 2011	Brazil/Laszlo	Individual Smoking and Health	The Civil Court of São Vicente found for plaintiff and ordered Philip Morris Brasil to pay damages of R$31,333 (approximately $16,700), plus future costs for cessation and medical treatment of smoking-related diseases.	In June 2011, Philip Morris Brasil filed an appeal. In December 2011, the Appellate Court reversed the trial court decision. Plaintiff may appeal.

September 2009	Brazil/Bernhardt	Individual Smoking and Health	The Civil Court of Rio de Janeiro found for plaintiff and ordered Philip Morris Brasil to pay R$13,000 (approximately $6,900) in “moral damages.”	Philip Morris Brasil filed its appeal against the decision on the merits with the Court of Appeals in November 2009. In February 2010, without addressing the merits, the Court of Appeals annulled the trial court’s decision and remanded the case to the trial court to issue a new ruling, which was required to address certain compensatory damage claims made by the plaintiff that the trial court did not address in its original ruling. In July 2010, the trial court reinstated its original decision, while specifically rejecting the compensatory damages claim. Philip Morris Brasil appealed this decision. In March 2011, the Court of Appeals affirmed the trial court’s decision and denied Philip Morris Brasil’s appeal. The Court of Appeals increased the amount of damages awarded to the plaintiff to R$100,000 (approximately $53,000). Philip Morris Brasil filed an appeal in June 2011.

February 2004	Brazil/The Smoker Health Defense Association	Class Action	The Civil Court of São Paulo found defendants liable without hearing evidence. The court did not assess moral or actual damages, which were to be assessed in a second phase of the case. The size of the class was not defined in the ruling.	In April 2004, the court clarified its ruling, awarding “moral damages” of R$1,000 (approximately $530) per smoker per full year of smoking plus interest at the rate of 1% per month, as of the date of the ruling. The court did not award actual damages, which were to be assessed in the second phase of the case. The size of the class was not estimated. Defendants appealed to the São Paulo Court of Appeals, which annulled the ruling in November 2008, finding that the trial court had inappropriately ruled without hearing evidence and returned the case to the trial court for further proceedings. In May 2011, the trial court dismissed the claim. Plaintiff has appealed. In addition, the defendants filed a constitutional appeal to the Federal Supreme Tribunal on the basis that the plaintiff did not have standing to bring the lawsuit. This appeal is still pending.

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

As of December 31, 2011, there were a number of smoking and health cases pending against us, our subsidiaries or indemnitees, as follows:

•

75 cases brought by individual plaintiffs in Argentina (32), Brazil (30), Canada (2), Chile (2), Greece (1), Italy (5), the Philippines (1), Scotland (1) and Turkey (1), compared with 94 such cases on December 31, 2010, and 119 cases on December 31, 2009; and

•	10 cases brought on behalf of classes of individual plaintiffs in Brazil (2) and Canada (8), compared with 11 such cases on December 31, 2010, and 9 such cases on December 31, 2009.

In the first class action pending in Brazil, The Smoker Health Defense Association (ADESF) v. Souza Cruz, S.A. and Philip Morris Marketing, S.A., Nineteenth Lower Civil Court of the Central Courts of the Judiciary District of São Paulo, Brazil, filed July 25, 1995, our subsidiary and another member of the industry are defendants. The plaintiff, a consumer organization, is seeking damages for smokers and former smokers and injunctive relief. The verdict and post-trial developments in this case are described in the above table.

In the second class action pending in Brazil, Public Prosecutor of São Paulo v. Philip Morris Brasil Industria e Comercio Ltda., Civil Court of the City of São Paulo, Brazil, filed August 6, 2007, our subsidiary is a defendant. The plaintiff, the Public Prosecutor of the State of São Paulo, is seeking (i) unspecified damages on behalf of all smokers nationwide, former smokers, and their relatives; (ii) unspecified damages on behalf of people exposed to environmental tobacco smoke (“ETS”) nationwide, and their relatives; and (iii) reimbursement of the health care costs allegedly incurred for the treatment of tobacco-related diseases by all Brazilian States and Municipalities, and the Federal District. In an interim ruling issued in December 2007, the trial court limited the scope of this claim to the State of São Paulo only. In December 2008, the Seventh Civil Court of São Paulo issued a decision declaring that it lacked jurisdiction because the case involved issues similar to the ADESF case discussed above and should be transferred to the Nineteenth Lower Civil Court in São Paulo where the ADESF case is pending. The court further stated that these cases should be consolidated for the purposes of judgment. Our subsidiary appealed this decision to the State of São Paulo Court of Appeals, which subsequently declared the case stayed pending the outcome of the appeal. In April 2010, the São Paulo Court of Appeals reversed the Seventh Civil Court’s decision that consolidated the cases, finding that they are based on different legal claims and are progressing at different stages of proceedings. This case was returned to the Seventh Civil Court of São Paulo, and our subsidiary filed its closing arguments in December 2010.

In the first class action pending in Canada, Cecilia Letourneau v. Imperial Tobacco Ltd., Rothmans, Benson & Hedges Inc. and JTI Macdonald Corp., Quebec Superior Court, Canada, filed in September 1998, our subsidiary and other Canadian manufacturers are defendants. The plaintiff, an individual smoker, is seeking compensatory and unspecified punitive damages for each member of the class who is deemed addicted to smoking. The class was certified in 2005. Pre-trial proceedings are ongoing. Trial is scheduled to begin on March 5, 2012.

In the second class action pending in Canada, Conseil Québécois Sur Le Tabac Et La Santé and Jean-Yves Blais v. Imperial Tobacco Ltd., Rothmans, Benson & Hedges Inc. and JTI Macdonald Corp., Quebec Superior Court, Canada, filed in November 1998, our subsidiary and other Canadian manufacturers are defendants. The plaintiffs, an anti-smoking organization and an individual smoker, are seeking compensatory and unspecified punitive damages for each member of the class who allegedly suffers from certain smoking-related diseases. The class was certified in 2005. Pre-trial proceedings are ongoing. Trial is scheduled to begin on March 5, 2012.

In the third class action pending in Canada, Kunta v. Canadian Tobacco Manufacturers’ Council, et al., The Queen’s Bench, Winnipeg, Canada, filed June 12, 2009, we, our subsidiaries, and our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The plaintiff, an individual smoker, alleges her own addiction to tobacco products and chronic obstructive pulmonary disease (“COPD”), severe asthma and mild reversible lung disease resulting from the use of tobacco products. She is seeking compensatory and unspecified punitive damages on behalf of a proposed class comprised of all smokers, their estates, dependents and family members, as well as restitution of profits, and reimbursement of government health care costs allegedly caused by tobacco products. In September 2009, plaintiff’s counsel informed defendants that he did not anticipate taking any action in this case while he pursues the class action filed in Saskatchewan (see description of Adams, below).

In the fourth class action pending in Canada, Adams v. Canadian Tobacco Manufacturers’ Council, et al., The Queen’s Bench, Saskatchewan, Canada, filed July 10, 2009, we, our subsidiaries, and our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The plaintiff, an individual smoker, alleges her own addiction to tobacco products and COPD resulting from the use of tobacco products. She is seeking compensatory and unspecified punitive damages on behalf of a proposed class comprised of all smokers who have smoked a minimum of 25,000 cigarettes and have allegedly suffered, or suffer, from COPD, emphysema, heart disease, or cancer, as well as restitution of profits. Preliminary motions are pending.

In the fifth class action pending in Canada, Semple v. Canadian Tobacco Manufacturers’ Council, et al., The Supreme Court (trial court), Nova Scotia, Canada, filed June 18, 2009, we, our subsidiaries, and our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The plaintiff, an individual smoker, alleges his own addiction to tobacco products and COPD resulting from the use of tobacco products. He is seeking compensatory and unspecified punitive damages on behalf of a proposed class comprised of all smokers, their estates, dependents and family members, as well as restitution of profits, and reimbursement of government health care costs allegedly caused by tobacco products. No activity in this case is anticipated while plaintiff’s counsel pursues the class action filed in Saskatchewan (see description of Adams, above).

In the sixth class action pending in Canada, Dorion v. Canadian Tobacco Manufacturers’ Council, et al., The Queen’s Bench, Alberta, Canada, filed June 15, 2009, we, our subsidiaries, and our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The plaintiff, an individual smoker, alleges her own addiction to tobacco products and chronic bronchitis and severe sinus infections resulting from the use of tobacco products. She is seeking compensatory and unspecified punitive damages on behalf of a proposed class comprised of all smokers, their estates, dependents and family members, restitution of profits, and reimbursement of government health care costs allegedly caused by tobacco products. To date, we, our subsidiaries, and our indemnitees have not been properly served with the complaint. No activity in this case is anticipated while plaintiff’s counsel pursues the class action filed in Saskatchewan (see description of Adams, above).

In the seventh class action pending in Canada, McDermid v. Imperial Tobacco Canada Limited, et al., Supreme Court, British Columbia, Canada, filed June 25, 2010, we, our subsidiaries, and our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The plaintiff, an individual smoker, alleges his own addiction to tobacco products and heart disease resulting from the use of tobacco products. He is seeking compensatory and unspecified punitive damages on behalf of a proposed class comprised of all smokers who were alive on June 12, 2007, and who suffered from heart disease allegedly caused by smoking, their estates, dependents and family members, plus disgorgement of revenues earned by the defendants from January 1, 1954, to the date the claim was filed. Defendants have filed jurisdictional challenges on the grounds that this action should not proceed during the pendency of the Saskatchewan class action (see description of Adams, above).

In the eighth class action pending in Canada, Bourassa v. Imperial Tobacco Canada Limited, et al., Supreme Court, British Columbia, Canada, filed June 25, 2010, we, our subsidiaries, and our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The plaintiff, the heir to a deceased smoker, alleges that the decedent was addicted to tobacco products and suffered from emphysema resulting from the use of tobacco products. She is seeking compensatory and unspecified punitive damages on behalf of a proposed class comprised of all smokers who were alive on June 12, 2007, and who suffered from chronic respiratory diseases allegedly caused by smoking, their estates, dependents and family members, plus disgorgement of revenues earned by the defendants from January 1, 1954, to the date the claim was filed. Defendants have filed jurisdictional challenges on the grounds that this action should not proceed during the pendency of the Saskatchewan class action (see description of Adams, above).

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

As of December 31, 2011, there were 11 health care cost recovery cases pending against us, our subsidiaries or indemnitees in Canada (4), Israel (1), Nigeria (5) and Spain (1), compared with 10 such cases on December 31, 2010, and 11 such cases on December 31, 2009.

In the first health care cost recovery case pending in Canada, Her Majesty the Queen in Right of British Columbia v. Imperial Tobacco Limited, et al., Supreme Court, British Columbia, Vancouver Registry, Canada, filed January 24, 2001, we, our subsidiaries, our indemnitee (PM USA), and other members of the industry are defendants. The plaintiff, the government of the province of British Columbia, brought a claim based upon legislation enacted by the province authorizing the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, and will incur, resulting from a “tobacco related wrong.” The Supreme Court of Canada has held that the statute is constitutional. We and certain other non-Canadian defendants challenged the jurisdiction of the court. The court rejected the jurisdictional challenge, and pre-trial discovery is ongoing. The trial court also has granted plaintiff’s request that the target trial date of September 2011 be postponed indefinitely. Meanwhile, in December 2009, the British Columbia Court of Appeal ruled that the defendants could pursue a third-party claim against the government of Canada for negligently misrepresenting to defendants the efficacy of the low tar tobacco strain that the federal government developed and licensed to some of the defendants. In May 2010, the Supreme Court of Canada agreed to hear both the appeal of the Attorney General of Canada and the defendants’ cross-appeal from the British Columbia Court of Appeal decision. In July 2011, the Supreme Court of Canada dismissed the third-party claims against the federal government.

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

In the fourth health care cost recovery case filed in Canada, Attorney General of Newfoundland and Labrador v. Rothmans Inc., et al., Supreme Court of Newfoundland and Labrador, St. Johns, Canada, filed February 8, 2011, we, our subsidiaries, our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The claim was filed by the government of the province of Newfoundland and Labrador based on legislation enacted in the province that is similar to the laws introduced in British Columbia, New Brunswick and Ontario. The legislation authorizes the government to file a direct action against cigarette manufacturers to recover the health care costs it has incurred, and will incur, as a result of a “tobacco related wrong.” Preliminary motions are pending.

In the case in Israel, Kupat Holim Clalit v. Philip Morris USA, et al., Jerusalem District Court, Israel, filed September 28, 1998, we, our subsidiary, and our indemnitee (PM USA), and other members of the industry are defendants. The plaintiff, a private health care provider, brought a claim seeking reimbursement of the cost of treating its members for alleged smoking-related illnesses for the years 1990 to 1998. Certain defendants filed a motion to dismiss the case. The motion was rejected, and those defendants filed a motion with the Israel Supreme Court for leave to appeal. The appeal was heard by a three-judge panel of the Supreme Court in March 2005. In July 2011, the Supreme Court issued a decision that accepted the defendants’ appeal and dismissed the case. In August 2011, plaintiff filed a petition for an en banc rehearing by the Israeli Supreme Court of the decision dismissing the case, which the Supreme Court rejected on January 29, 2012. This case is now terminated and we will no longer report on the case.

In the first case in Nigeria, The Attorney General of Lagos State v. British American Tobacco (Nigeria) Limited, et al., High Court of Lagos State, Lagos, Nigeria, filed April 30, 2007, our subsidiary and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various forms of injunctive relief, plus punitive damages. In February 2008, our subsidiary was served with a Notice of Discontinuance. The claim was formally dismissed in March 2008. However, the plaintiff has since refiled its claim. Our subsidiary is in the process of making challenges to service and the court’s jurisdiction. Currently, the case is stayed in the trial court pending the appeals of certain co-defendants relating to service objections. We currently have no employees, operations or assets in Nigeria.

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

In the third case in Nigeria, The Attorney General of Gombe State v. British American Tobacco (Nigeria) Limited, et al., High Court of Gombe State, Gombe, Nigeria, filed May 18, 2007, our subsidiary and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various forms of injunctive relief, plus punitive damages. In July 2008, the court dismissed the case against all defendants based on the plaintiff’s failure to comply with various procedural requirements when filing and serving the complaint. The plaintiff did not appeal the dismissal. However, in October 2008, the plaintiff refiled its claim. In June 2010, the court ordered the plaintiff to amend the claim to properly name Philip Morris International Inc. as a defendant. Philip Morris International Inc. objected to plaintiff’s attempted service of amended process. In February 2011, the court granted, in part, our service objections, ruling that the plaintiff had not complied with the procedural steps necessary to serve us. As a result of this ruling, Philip Morris International Inc. is not currently a defendant in the case. Plaintiff may appeal the ruling or follow the procedural steps required to serve Philip Morris International Inc.

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

In the fifth case in Nigeria, The Attorney General of Ogun State v. British American Tobacco (Nigeria) Limited, et al., High Court of Ogun State, Abeokuta, Nigeria, filed February 26, 2008, our subsidiary and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various forms of injunctive relief, plus punitive damages. In May 2010, the trial court rejected our subsidiary’s service objections. Our subsidiary has appealed.

In a series of proceedings in Spain, Junta de Andalucia, et al. v. Philip Morris Spain, et al., Court of First Instance, Madrid, Spain, the first of which was filed February 21, 2002, our subsidiary and other members of the industry were defendants. The plaintiffs sought reimbursement for the cost of treating certain of their citizens for various smoking-related illnesses. In May 2004, the first instance court dismissed the initial case, finding that the State was a necessary party to the claim, and thus, the claim must be filed in the Administrative Court. The plaintiffs appealed. In February 2006, the appellate court affirmed the lower court’s dismissal. The plaintiffs then filed notice that they intended to pursue their claim in the Administrative Court against the State. Because they were defendants in the original proceeding, our subsidiary and other members of the industry filed notices with the Administrative Court that they are interested parties in the case. In September 2007, the plaintiffs filed their complaint in the Administrative Court. In November 2007, the Administrative Court dismissed the claim based on a procedural issue. The plaintiffs asked the Administrative Court to reconsider its decision dismissing the case, and that request was rejected in a ruling rendered in February 2008. Plaintiffs appealed to the Supreme Court. The Supreme Court rejected plaintiffs’ appeal in November 2009, resulting in the final dismissal of the claim. However, plaintiffs have filed a second claim in the Administrative Court against the Ministry of Economy. This second claim seeks the same relief as the original claim, but relies on a different procedural posture. The Administrative Court has recognized our subsidiary as a party in this proceeding. Our subsidiary and other defendants filed preliminary objections that resulted in a stay of the term to file the answer. In May 2011, the court rejected the defendants’ preliminary objections, but it has not yet set a deadline for defendants to file their answers.

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

As of December 31, 2011, there were a number of lights cases pending against our subsidiaries or indemnitees, as follows:

•	2 cases brought on behalf of various classes of individual plaintiffs (some overlapping) in Israel, compared with 2 such cases on December 31, 2010, and 3 such cases on December 31, 2009; and

•

9 cases brought by individuals in the equivalent of small claims courts in Italy, where the maximum damages are approximately one thousand Euros per case, compared with 10 such cases on December 31, 2010, and 12 such cases on December 31, 2009.

In the first class action pending in Israel, El-Roy, et al. v. Philip Morris Incorporated, et al., District Court of Tel-Aviv/Jaffa, Israel, filed January 18, 2004, our subsidiary and our indemnitees (PM USA and our former importer) are defendants. The plaintiffs filed a purported class action claiming that the class members were misled by the descriptor “lights” into believing that lights cigarettes are safer than full flavor cigarettes. The claim seeks recovery of the purchase price of lights cigarettes and compensation for distress for each class member. Hearings took place in November and December 2008 regarding whether the case meets the legal requirements necessary to allow it to proceed as a class action. The parties’ briefing on class certification was completed in March 2011. A hearing for final oral argument on class certification took place in November 2011. We are awaiting the court’s decision.

The claims in a second class action pending in Israel, Navon, et al. v. Philip Morris Products USA, et al., District Court of Tel-Aviv/Jaffa, Israel, filed December 5, 2004, against our indemnitee (our distributor) and other members of the industry are similar to those in El-Roy, and the case is currently stayed pending a ruling on class certification in El-Roy.

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

As of December 31, 2011, there were 3 public civil actions pending against our subsidiaries in Argentina (1), Brazil (1), and Venezuela (1), compared with 7 such cases on December 31, 2010, and 11 such cases on December 31, 2009.

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

In the public civil action in Brazil, The Brazilian Association for the Defense of Consumer Health (“SAUDECON”) v. Philip Morris Brasil Industria e Comercio Ltda. and Souza Cruz S.A., Civil Court of City of Porto Alegre, Brazil, filed November 3, 2008, our subsidiary is a defendant. The plaintiff, a consumer organization, is asking the court to establish a fund that will be used to provide treatment to smokers who claim to be addicted and who do not otherwise have access to smoking cessation treatment. Plaintiff requests that each defendant’s liability be determined according to its market share. In May 2009, the trial court dismissed the case on the merits. Plaintiff has appealed.

In the public civil action in Venezuela, Federation of Consumers and Users Associations (“FEVACU”), et al. v. National Assembly of Venezuela and the Venezuelan Ministry of Health, Constitutional Chamber of the Venezuelan Supreme Court, filed April 29, 2008, we were not named as a defendant, but the plaintiffs published a notice pursuant to court order, notifying all interested parties to appear in the case. In January 2009, our subsidiary appeared in the case in response to this notice. The plaintiffs purport to represent the right to health of the citizens of Venezuela and claim that the government failed to protect adequately its citizens’ right to health. The claim asks the court to order the government to enact stricter regulations on the manufacture and sale of tobacco products. In addition, the plaintiffs ask the court to order companies involved in the tobacco industry to allocate a percentage of their “sales or benefits” to establish a fund to pay for the health care costs of treating smoking-related diseases. In October 2008, the court ruled that plaintiffs have standing to file the claim and that the claim meets the threshold admissibility requirements.

•        Other Litigation: Other litigation includes an antitrust suit, a breach of contract action, and various tax and individual employment cases.

•

Antitrust: In the antitrust class action in Kansas, Smith v. Philip Morris Companies Inc., et al., District Court of Seward County, Kansas, filed February 7, 2000, we and other members of the industry are defendants. The plaintiff asserts that the defendant cigarette companies engaged in an international conspiracy to fix wholesale prices of cigarettes and sought certification of a class comprised of all persons in Kansas who were indirect purchasers of cigarettes from the defendants. The plaintiff claims unspecified economic damages resulting from the alleged price-fixing, trebling of those damages under the Kansas price-fixing statute and counsel fees. The trial court granted plaintiff’s motion for class certification. A court-ordered mediation was held in October 2010, prior to which we filed a summary judgment motion. The court has not yet ruled on our summary judgment motion, but has set a trial date in July 2012.

•

Breach of Contract: In the breach of contract action in Ontario, Canada, The Ontario Flue-Cured Tobacco Growers’ Marketing Board, et al. v. Rothmans, Benson & Hedges Inc., Superior Court of Justice, London, Ontario, Canada, filed November 5, 2009, our subsidiary is a defendant. Plaintiffs in this putative class action allege that our subsidiary breached contracts with the proposed class members (Ontario tobacco growers and their related associations) concerning the sale and purchase of flue-cured tobacco from January 1, 1986 to December 31, 1996. Plaintiffs allege that our subsidiary was required by the contracts to disclose to plaintiffs the quantity of tobacco included in cigarettes to be sold for duty free and export purposes (which it purchased at a lower price per pound than tobacco that was included in cigarettes to be sold in Canada), but failed to disclose that some of the cigarettes it designated as being for export and duty free purposes were ultimately sold in Canada. Our subsidiary has been served, but there is currently no deadline to respond to the statement of claim. In September 2011, plaintiffs served a notice of motion seeking class certification.

•

Tax: In Brazil, there are 114 tax cases involving Philip Morris Brasil S.A. and Philip Morris Brasil Ltda. relating to the payment of state tax on the sale and transfer of goods and services, federal social contributions, excise, social security and income tax, and other matters. Fifty-eight of these cases are under administrative review by the relevant fiscal authorities and 56 are under judicial review by the courts.

•

Employment: Our subsidiaries, Philip Morris Brasil S.A. and Philip Morris Brasil Ltda. are defendants in various individual employment cases resulting, among other things, from the termination of employment in connection with the shut-down of one of our factories in Brazil.

Third-Party Guarantees

At December 31, 2011, PMI’s third-party guarantees were $7 million, of which $2 million expire through December 31, 2012, and the remainder through 2015. PMI is required to perform under these guarantees in the event that a third party fails to make contractual payments. PMI does not have a liability on its consolidated balance sheet at December 31, 2011, as the fair value of these guarantees is insignificant due to the fact that the probability of future payments under these guarantees is remote.

Note 22.

Quarterly Financial Data (Unaudited):

	2011 Quarters
(in millions, except per share data)	1st	2nd	3rd	4th
Net revenues	$16,530	$20,234	$20,706	$18,876

Gross profit	$4,496	$5,429	$5,515	$4,979

Net earnings attributable to PMI	$1,919	$2,409	$2,377	$1,886

Per share data:
Basic EPS	$1.06	$1.35	$1.35	$1.08

Diluted EPS	$1.06	$1.35	$1.35	$1.08

Dividends declared	$0.64	$0.64	$0.77	$0.77

Market price:
— High	$65.92	$71.75	$72.74	$79.42

— Low	$55.85	$64.49	$62.32	$60.45

	2010 Quarters
(in millions, except per share data)	1st	2nd	3rd	4th
Net revenues	$15,587	$17,383	$16,936	$17,807

Gross profit	$4,124	$4,511	$4,324	$4,536

Net earnings attributable to PMI	$1,703	$1,982	$1,822	$1,752

Per share data:
Basic EPS	$0.90	$1.07	$0.99	$0.96

Diluted EPS	$0.90	$1.07	$0.99	$0.96

Dividends declared	$0.58	$0.58	$0.64	$0.64

Market price:
— High	$53.07	$53.91	$57.11	$60.87

— Low	$45.01	$42.94	$45.55	$55.10

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.

During 2011 and 2010, PMI recorded the following pre-tax charges in earnings:

	2011 Quarters
(in millions)	1st	2nd	3rd	4th
Asset impairment and exit costs	$16	$1	$43	$49

	2010 Quarters
(in millions)	1st	2nd	3rd	4th
Asset impairment and exit costs	$—	$—	$20	$27

Report of Independent

Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Philip Morris International Inc. and Subsidiaries:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders’ equity, and cash flows, present fairly, in all material respects, the financial position of Philip Morris International Inc. and its subsidiaries (“PMI”) at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, PMI maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). PMI’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on PMI’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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
February 9, 2012

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

•	provide reasonable assurance that receipts and expenditures of PMI are being made only in accordance with the authorization of management and directors of PMI; and

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

Management assessed the effectiveness of PMI’s internal control over financial reporting as of December 31, 2011. Management based this assessment on criteria for effective internal control over financial reporting described in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of PMI’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors.

Based on this assessment, management determined that, as of December 31, 2011, PMI maintained effective internal control over financial reporting.

PricewaterhouseCoopers SA, an independent registered public accounting firm, who audited and reported on the consolidated financial statements of PMI included in this report, has audited the effectiveness of PMI’s internal control over financial reporting as of December 31, 2011, as stated in their report herein.

February 9, 2012

