Form 10-K, Exhibit 13
period 2013-12-31
Philip Morris International Inc.
filed 2014-02-21
CIK 1413329

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

Philip Morris International Inc. is a legal entity separate and distinct from our direct and indirect subsidiaries. Accordingly, our right, and thus the right of our creditors and stockholders, to participate in any distribution of the assets or earnings of any subsidiary is subject to the prior rights of creditors of such subsidiary, except to the extent that claims of our company itself as a creditor may be recognized. As a holding company, our principal sources of funds, including funds to make payment on our debt securities, are from the receipt of dividends and repayment of debt from our subsidiaries. Our principal wholly owned and majority-owned subsidiaries currently are not limited by long-term debt or other agreements in their ability to pay cash dividends or to make other distributions with respect to their common stock.

Executive Summary
The following executive summary provides significant highlights from the Discussion and Analysis that follows.

•	Consolidated Operating Results – The changes in our reported diluted earnings per share (“diluted EPS”) for the year ended December 31, 2013, from the comparable 2012 amounts, were as follows:

	Diluted EPS	% Growth
For the year ended December 31, 2012	$5.17

2012 Asset impairment and exit costs	0.03
2012 Tax items	0.02
Subtotal of 2012 items	0.05

2013 Asset impairment and exit costs	(0.12)
2013 Tax items	(0.02)
Subtotal of 2013 items	(0.14)

Currency	(0.34)
Interest	(0.05)
Change in tax rate	(0.01)
Impact of lower shares outstanding and share-based payments	0.23
Operations	0.35
For the year ended December 31, 2013	$5.26	1.7%

See the discussion of events affecting the comparability of statement of earnings amounts in the Consolidated Operating Results section of the following Discussion and Analysis.

•
Asset Impairment and Exit Costs – During 2013, we recorded pre-tax asset impairment and exit costs of $309 million ($202 million after tax and noncontrolling interests, or $0.12 per share) related to the termination of distribution agreements in the Eastern Europe, Middle East & Africa and Asia segments, as well as the restructuring of our global and regional functions based in Switzerland and Australia. During 2012, we recorded pre-tax asset impairment and exit costs of $83 million ($52 million after tax and noncontrolling interests or $0.03 per share) primarily related to factory restructurings and the consolidation of R&D activities, as well as contract termination charges in Asia. For further details, see Note 5. Asset Impairment and Exit Costs to our consolidated financial statements.

•
Income Taxes - The 2013 effective tax rate was unfavorably impacted by the additional expense associated with the enactment of the American Taxpayer Relief Act of 2012 (the "Act") ($17 million) and the enactment of tax law changes in Mexico ($14 million). The 2012 effective tax rate was unfavorably impacted by an additional income tax provision of $79 million following the conclusion of the IRS examination of Altria Group, Inc.'s ("Altria") consolidated tax returns for the years 2004-2006, partially offset by a $40 million benefit from a tax accounting method change in Germany. Prior to March 28, 2008, we were a wholly owned subsidiary of Altria. The special tax items discussed in this paragraph decreased our diluted EPS by $0.02 per share in 2013, and $0.02 per share in 2012. Excluding the impact of these special tax items, the change in tax rate that decreased our diluted EPS by $0.01 per share in 2013 was primarily due to earnings mix and repatriation cost differences.

•
Currency – The unfavorable currency impact during 2013 was due primarily to the Argentine peso, Australian dollar, Indonesian rupiah, Japanese yen, Russian ruble, Swiss franc and Turkish lira, partially offset by the Euro.

•	Interest – The unfavorable impact of interest was due primarily to higher average debt levels, partially offset by lower average interest rates on debt.

•	Lower Shares Outstanding and Share-Based Payments – The favorable diluted EPS impact was due to the repurchase of our common stock pursuant to our share repurchase programs.

•	Operations – The increase in diluted EPS of $0.35 from our operations was due to the following segments:

•	EEMA: Higher pricing, partially offset by unfavorable volume/mix, higher marketing, administration and research costs and higher manufacturing costs; and

•	Latin America & Canada: Higher pricing and lower marketing, administration and research costs, partially offset by unfavorable volume/mix and higher manufacturing costs; partially offset by

•	Asia: Unfavorable volume/mix and higher manufacturing costs, partially offset by higher pricing and lower marketing, administration and research costs; and

•	European Union: Unfavorable volume/mix and higher manufacturing costs, partially offset by higher pricing and lower marketing, administration and research costs.

For further details, see the “Consolidated Operating Results” and “Operating Results by Business Segment” sections of the following “Discussion and Analysis.”

• 2014 Forecasted Results – On February 6, 2014, we announced our forecast for 2014 full-year reported diluted EPS to be in a range of $5.02 to $5.12, at prevailing exchange rates at that time, versus $5.26 in 2013. Excluding an unfavorable currency impact, at then prevailing rates, of approximately $0.71 per share for the full-year 2014, the reported diluted earnings per share range represents an increase of 6% to 8% versus adjusted diluted earnings per share of $5.40 in 2013. The forecast includes a productivity and cost savings target of $300 million and a share repurchase target of $4.0 billion.

We calculated 2013 adjusted diluted EPS as reported diluted EPS of $5.26, plus the $0.02 per share charge related to discrete tax items, and the $0.12 per share charge related to asset impairment and exit costs.

Adjusted diluted EPS is not a measure under the accounting principles generally accepted in the United States of America ("U.S. GAAP"). We define adjusted diluted EPS as reported diluted EPS adjusted for asset impairment and exit costs, discrete tax items and unusual items. We believe it is appropriate to disclose this measure as it represents core earnings, improves comparability and helps investors analyze business performance and trends. Adjusted diluted EPS should be considered neither in isolation nor as a substitute for reported diluted EPS prepared in accordance with U.S. GAAP.

This 2014 guidance excludes the impact of future acquisitions, unanticipated asset impairment and exit cost charges, future changes in currency exchange rates and any unusual events. The factors described in the Cautionary Factors That May Affect Future Results section of the following Discussion and Analysis represent continuing risks to this forecast.

Discussion and Analysis

Critical Accounting Policies and Estimates

Note 2. Summary of Significant Accounting Policies to our consolidated financial statements includes a summary of the significant accounting policies and methods used in the preparation of our consolidated financial statements. In most instances, we must use a particular accounting policy or method because it is the only one that is permitted under U.S. GAAP.

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

The selection and disclosure of our critical accounting policies and estimates have been discussed with our Audit Committee. The following is a discussion of the more significant assumptions, estimates, accounting policies and methods used in the preparation of our consolidated financial statements:

• Revenue Recognition – As required by U.S. GAAP, we recognize revenues, net of sales and promotion incentives. Our net revenues include excise taxes and shipping and handling charges billed to our customers. Our net revenues are recognized upon shipment or delivery of goods when title and risk of loss pass to our customers. We record shipping and handling costs paid to third parties as part of cost of sales.

• Goodwill and Non-Amortizable Intangible Assets Valuation – We test goodwill and non-amortizable intangible assets annually for impairment or more frequently if events occur that would warrant such review. We perform our annual impairment analysis in the first quarter of each year. The impairment analysis involves comparing the fair value of each reporting unit or non-amortizable intangible asset to the carrying value. If the carrying value exceeds the fair value, goodwill or a non-amortizable intangible asset is considered impaired. To determine the fair value of goodwill, we primarily use a discounted cash flow model, supported by the market approach using earnings multiples of comparable companies. To determine the fair value of non-amortizable intangible assets, we primarily use a discounted cash flow model applying the relief-from-royalty method. These discounted cash flow models include management assumptions relevant for forecasting operating cash flows, which are subject to changes in business conditions, such as volumes and prices, costs to produce, discount rates and estimated capital needs. Management considers historical experience and all available information at the time the fair values are estimated, and we believe these assumptions are consistent with the assumptions a hypothetical marketplace participant would use. We concluded that the fair value of our reporting units and non-amortizable intangible assets exceeded the carrying value, and any reasonable movement in the assumptions would not result in an impairment. Since the March 28, 2008, spin-off from Altria, we have not recorded a charge to earnings for an impairment of goodwill or non-amortizable intangible assets.

• Marketing and Advertising Costs – As required by U.S. GAAP, we record marketing costs as an expense in the year to which costs relate. We do not defer amounts on our balance sheet. We expense advertising costs during the year in which the costs are incurred. We record trade promotion costs as a reduction of revenues during the year in which these programs are offered, relying on estimates of utilization and redemption rates that have been developed from historical information. Such programs include, but are not limited to, discounts, rebates, in-store display incentives and volume-based incentives. For interim reporting purposes, advertising and certain consumer incentives are charged to earnings based on estimated sales and related expenses for the full year.

• Employee Benefit Plans – As discussed in Note 13. Benefit Plans to our consolidated financial statements, we provide a range of benefits to our employees and retired employees, including pensions, postretirement health care and postemployment benefits (primarily severance). We record annual amounts relating to these plans based on calculations specified by U.S. GAAP. These calculations include various actuarial assumptions, such as discount rates, assumed rates of return on plan assets, compensation increases and turnover rates. We review actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when it is deemed appropriate to do so. As permitted by U.S. GAAP, any effect of the modifications is generally amortized over future periods. We believe that the assumptions utilized in calculating our obligations under these plans are reasonable based upon advice from our actuaries.

At December 31, 2013, our discount rate was 4.80% for our U.S. pension plans and 4.95% for our U.S. postretirement plans. These rates were 75 basis points and 90 basis points higher than our 2012 discount rate of 4.05% for U.S. pension and postretirement plans. Our weighted-average discount rate assumption for our non-U.S. pension plans increased to 3.09%, from 2.38% at December 31, 2012. Our weighted-average discount rate assumption for our non-U.S. postretirement plans was 5.07% at December 31, 2013, and 4.59% at December 31, 2012. We anticipate that assumption changes, coupled with decreased amortization of deferred losses, will decrease 2014 pre-tax U.S. and non-U.S. pension and postretirement expense to approximately $204 million as compared with approximately $330 million in 2013, excluding amounts related to early retirement programs. A fifty-basis-point decrease in our discount rate would increase our 2014 pension and postretirement expense by approximately $50 million, and a fifty-basis-point increase in our discount rate would decrease our 2014 pension and postretirement expense by approximately $45 million. Similarly, a fifty-basis-point decrease (increase) in the expected return on plan assets would increase (decrease) our 2014 pension expense by approximately $30 million.

See Note 13. Benefit Plans to our consolidated financial statements for a sensitivity discussion of the assumed health care cost trend rates.

• Income Taxes – Income tax provisions for jurisdictions outside the United States, as well as state and local income tax provisions, are determined on a separate company basis, and the related assets and liabilities are recorded in our consolidated balance sheets.

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

At December 31, 2013, applicable United States federal income taxes and foreign withholding taxes have not been provided on approximately $20 billion of accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested. These earnings have been or will be invested to support the growth of our international business. Further, we do not foresee a need to repatriate these earnings to the U.S. since our U.S. cash requirements are supported by distributions from foreign entities of earnings that have not been designated as permanently reinvested and existing credit facilities. Repatriation of earnings from foreign subsidiaries for which we have asserted that the earnings are permanently reinvested would result in additional U.S. income and foreign withholding taxes. The determination of the amount of additional taxes related to the repatriation of these earnings is not practicable due to the complexity of the U.S. foreign tax credit regime, as well as differences between earnings determined for book and tax purposes mainly resulting from intercompany transactions, purchase accounting and currency fluctuations.

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

• Hedging – As discussed below in “Market Risk,” we use derivative financial instruments principally to reduce exposures to market risks resulting from fluctuations in foreign currency exchange rates by creating offsetting exposures. For derivatives to which we have elected to apply hedge accounting, we meet the requirements of U.S. GAAP. As a result, gains and losses on these derivatives are initially deferred in accumulated other comprehensive losses on the consolidated balance sheet and recognized in the consolidated statement of earnings in the periods when the related hedged transactions are also recognized in operating results. If we had elected not to use the hedge accounting provisions permitted under U.S. GAAP, gains (losses) deferred in stockholders’ (deficit) equity would have been recorded in our net earnings.

• Contingencies – As discussed in Note 21. Contingencies to our consolidated financial statements, legal proceedings covering a wide range of matters are pending or threatened against us, and/or our subsidiaries, and/or our indemnitees in various jurisdictions. We and our subsidiaries record provisions in the consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated. The variability in pleadings in multiple jurisdictions, together with the actual experience of management in litigating claims, demonstrate that the monetary relief that may be specified in a lawsuit bears little relevance to the ultimate outcome. Much of the tobacco-related litigation is in its early stages, and litigation is subject to uncertainty. At the present time, while it is reasonably possible that an unfavorable outcome in a case may occur, after assessing the information available to it (i) management has not concluded that it is probable that a loss has been incurred in any of the pending tobacco-related cases; (ii) management is unable to estimate the possible loss or range of loss for any of the pending tobacco-related cases; and (iii) accordingly, no estimated loss has been accrued in the consolidated financial statements for unfavorable outcomes in these cases, if any. Legal defense costs are expensed as incurred.

Consolidated Operating Results

See pages 35 to 38 for a discussion of our “Cautionary Factors That May Affect Future Results.” Our cigarette volume, net revenues, excise taxes on products and operating companies income by segment were as follows:

(in millions)	2013	2012	2011
Cigarette Volume
European Union	185,096	197,966	211,493
Eastern Europe, Middle East & Africa	296,462	303,828	290,250
Asia	301,324	326,582	313,282
Latin America & Canada	97,287	98,660	100,241
Total cigarette volume	880,169	927,036	915,266

(in millions)	2013	2012	2011
Net Revenues
European Union	$28,303	$27,338	$29,768
Eastern Europe, Middle East & Africa	20,695	19,272	17,452
Asia	20,987	21,071	19,590
Latin America & Canada	10,044	9,712	9,536
Net revenues	$80,029	$77,393	$76,346

(in millions)	2013	2012	2011
Excise Taxes on Products
European Union	$19,707	$18,812	$20,556
Eastern Europe, Middle East & Africa	11,929	10,940	9,571
Asia	10,486	9,873	8,885
Latin America & Canada	6,690	6,391	6,237
Excise taxes on products	$48,812	$46,016	$45,249

(in millions)	2013	2012	2011
Operating Income
Operating companies income:
European Union	$4,238	$4,187	$4,560
Eastern Europe, Middle East & Africa	3,779	3,726	3,229
Asia	4,622	5,197	4,836
Latin America & Canada	1,134	1,043	988
Amortization of intangibles	(93)	(97)	(98)
General corporate expenses	(187)	(210)	(183)
Less:
Equity (income)/loss in unconsolidated subsidiaries, net	22	17	10
Operating income	$13,515	$13,863	$13,342

As discussed in Note 12. Segment Reporting to our consolidated financial statements, we evaluate segment performance and allocate resources based on operating companies income, which we define as operating income, excluding general corporate expenses and amortization of intangibles, plus equity (income)/loss in unconsolidated subsidiaries, net. We believe it is appropriate to disclose this measure to help investors analyze the business performance and trends of our various business segments.

References to total international cigarette market, total cigarette market, total market and market shares throughout this “Discussion and Analysis” reflect our best estimates based on a number of internal and external sources.

The following events that occurred during 2013, 2012 and 2011 affected the comparability of our statement of earnings amounts:

• Asset Impairment and Exit Costs – For the years ended December 31, 2013, 2012 and 2011, pre-tax asset impairment and exit costs by segment were as follows:

(in millions)	2013	2012	2011
Separation programs:
European Union	$13	$—	$35
Eastern Europe, Middle East & Africa	14	—	6
Asia	19	13	7
Latin America & Canada	5	29	15
Total separation programs	51	42	63
Contract termination charges:
Eastern Europe, Middle East & Africa	250	—	12
Asia	8	13	—
Total contract termination charges	258	13	12
Asset impairment charges:
European Union	—	5	10
Eastern Europe, Middle East & Africa	—	5	7
Asia	—	13	8
Latin America & Canada	—	5	9
Total asset impairment charges	—	28	34
Asset impairment and exit costs	$309	$83	$109

For further details, see Note 5. Asset Impairment and Exit Costs to our consolidated financial statements.

• Acquisitions and Other Business Arrangements – For further details, see Note 6. Acquisitions and Other Business Arrangements to our consolidated financial statements.

2013 compared with 2012

The following discussion compares our consolidated operating results for the year ended December 31, 2013, with the year ended December 31, 2012.

Our cigarette shipment volume of 880.2 billion units decreased by 5.1% or 46.9 billion units, driven by a total industry tax-paid volume decline. The decline in our cigarette shipment volume mainly reflected:

•	in the European Union, the unfavorable impact of excise tax-driven price increases, the weak economic and employment environment, the growth of the other tobacco products ("OTP") category, and the prevalence of e-cigarettes and non-duty paid products;

•	in EEMA, the impact of price increases in Russia and Ukraine, an increase in illicit trade in Russia, Turkey and Ukraine, and a weaker economy in Russia;

•
in Asia, the unfavorable impact of the disruptive January 2013 excise tax increase and a surge in the prevalence of domestic non-duty paid products in the Philippines, and lower share in Japan and Pakistan, partly offset by Indonesia; and

•	in Latin America & Canada, primarily due to a lower total cigarette market, primarily in Brazil.

Excluding the Philippines, our cigarette shipment volume was down by 2.7%, and our total tobacco volume (including OTP in cigarette equivalent units) was down by 2.4%.

Our market share grew in a number of key markets, including Algeria, Argentina, Belgium, Brazil, Canada, Colombia, Egypt, France, Germany, Greece, Indonesia, Italy, Korea, the Netherlands, Poland, Portugal, Saudi Arabia, Spain, Thailand, Ukraine and the United Kingdom.

Total cigarette shipments of Marlboro of 291.1 billion units decreased by 3.5%, due primarily to declines in: the European Union, notably France, Poland and Spain, partly offset by Italy; EEMA, primarily Romania, Russia, Turkey and Ukraine, largely offset by North Africa; Asia, predominantly Japan and the Philippines, partly offset by Indonesia; and Latin America & Canada, mainly Argentina and Brazil, partly offset by Colombia and Mexico. Excluding the Philippines, total cigarette shipments of Marlboro declined by 1.3%.

Total cigarette shipments of L&M of 95.0 billion units were up by 1.4%, driven notably by Egypt, Russia and Saudi Arabia, partly offset by Turkey. Total cigarette shipments of Bond Street of 44.9 billion units decreased by 4.2%, due primarily to Russia and Ukraine. Total cigarette shipments of Parliament of 44.7 billion units were up by 2.9%, due primarily to Turkey, partly offset by Japan. Total cigarette shipments of Philip Morris of 35.0 billion units decreased by 7.9%, due primarily to Italy and the Philippines, partly offset by Argentina. Total cigarette shipments of Chesterfield of 34.4 billion units were down by 3.2%, due primarily to Russia and Ukraine, partly offset by Germany and Turkey. Total cigarette shipments of Lark of 28.8 billion units decreased by 10.2%, due predominantly to Japan and Turkey.

Our OTP primarily include tobacco for roll-your-own and make-your-own cigarettes, pipe tobacco, cigars and cigarillos. Total shipment volume of OTP, in cigarette equivalent units, grew by 4.9% to 32.7 billion cigarette equivalent units, primarily reflecting growth in the European Union, notably in Belgium, France, Hungary and Italy.

Total shipment volume for cigarettes and OTP combined was down by 4.7%.

Our net revenues and excise taxes on products were as follows:

(in millions)	2013	2012	Variance	%

Net revenues	$80,029	$77,393	$2,636	3.4%
Excise taxes on products	48,812	46,016	2,796	6.1%
Net revenues, excluding excise taxes on products	$31,217	$31,377	$(160)	(0.5)%

Currency movements decreased net revenues by $1.4 billion and net revenues, excluding excise taxes on products, by $765 million. The $765 million decrease was due primarily to the Argentine peso, Australian dollar, Brazilian real, Indonesian rupiah, Japanese yen, Russian ruble and Turkish lira, partially offset by the Euro and Mexican peso.

Net revenues shown in the table above include $1,876 million in 2013 and $1,709 million in 2012 related to sales of OTP. These net revenue amounts include excise taxes billed to customers. Excluding excises taxes, net revenues for OTP were $739 million in 2013 and $676 million in 2012.

Net revenues, which include excise taxes billed to customers, increased by $2.6 billion (3.4%). Excluding excise taxes, net revenues decreased by $160 million (0.5%) to $31.2 billion. This decrease was due to:

•	unfavorable volume/mix ($1.5 billion) and

•	unfavorable currency ($765 million), partly offset by

•	price increases ($2.1 billion, including gains related to inventory movements, notably in the Philippines).

Excise taxes on products increased by $2.8 billion (6.1%), due to:

•	higher excise taxes resulting from changes in retail prices and tax rates ($5.1 billion), partly offset by

•	volume/mix ($1.6 billion) and

•	favorable currency ($637 million).

Governments have consistently increased excise taxes in most of the markets in which we operate. As discussed under the caption “Business Environment,” we expect excise taxes to continue to increase.

Our cost of sales; marketing, administration and research costs; and operating income were as follows:

(in millions)	2013	2012	Variance	%
Cost of sales	$10,410	$10,373	$37	0.4%
Marketing, administration and research costs	6,890	6,961	(71)	(1.0)%
Operating income	13,515	13,863	(348)	(2.5)%

Cost of sales increased $37 million (0.4%), due to:

•	higher manufacturing costs ($398 million, principally in Indonesia), partly offset by

•	volume/mix ($266 million) and

•	favorable currency ($95 million).

With regard to tobacco leaf prices, we continue to expect modest increases going forward, broadly in line with sourcing country inflation, as the market has now stabilized. However, we also anticipate some cost pressure in 2014, driven in large measure by historical leaf tobacco price changes that will continue to affect our product costs in the current year, higher prices for cloves and higher prices for a number of other direct materials we use in the production of our brands.

Marketing, administration and research costs decreased by $71 million (1.0%), due to:

•	lower expenses ($42 million, primarily lower marketing expenses) and

•	favorable currency ($29 million).

Operating income decreased by $348 million (2.5%). This decrease was due primarily to:

•	unfavorable volume/mix ($1.2 billion),

•	unfavorable currency ($640 million),

•	higher manufacturing costs ($398 million) and

•	higher pre-tax charges for asset impairment and exit costs ($226 million), partly offset by

•	price increases ($2.1 billion) and

•	lower marketing, administration and research costs ($42 million).

Interest expense, net, of $973 million increased $114 million, due primarily to higher average debt levels, partially offset by lower average interest rates on debt.

Our effective tax rate decreased by 0.2 percentage points to 29.3%. The effective tax rate is based on our full-year geographic earnings mix and cash repatriation plans. The 2013 effective tax rate was unfavorably impacted by the additional expense associated with the Act ($17 million) and the enactment of tax law changes in Mexico ($14 million). The 2012 effective tax rate was unfavorably impacted by an additional income tax provision of $79 million following the conclusion of the IRS examination of Altria's consolidated tax returns for the years 2004-2006, partially offset by a $40 million benefit from a tax accounting method change in Germany. Changes in our cash repatriation plans could have an impact on the effective tax rate, which we monitor each quarter. Significant judgment is required in determining income tax provisions and in evaluating tax positions. Based upon tax regulations in existence at December 31, 2013, and our cash repatriation plans, we estimate that our 2014 effective tax rate will be approximately 29%.

We are regularly examined by tax authorities around the world, and we are currently under examination in a number of jurisdictions. It is reasonably possible that within the next 12 months certain tax examinations will close, which could result in a change in unrecognized tax benefits along with related interest and penalties. An estimate of any possible charge cannot be made at this time.

Net earnings attributable to PMI of $8.6 billion decreased $224 million (2.5%). This decrease was due primarily to an unfavorable currency impact on operating income and higher interest expense, net, partially offset by a lower effective tax rate. Diluted and basic EPS of $5.26 increased by 1.7%. Excluding an unfavorable currency impact of $0.34, diluted EPS increased by 8.3%.

2012 compared with 2011

The following discussion compares our consolidated operating results for the year ended December 31, 2012, with the year ended December 31, 2011.

Our cigarette shipment volume of 927.0 billion units increased by 11.8 billion (1.3%), due primarily to gains in:

•	EEMA, driven mainly by Egypt, Russia and Turkey; and

•	Asia, driven mainly by Indonesia, the Philippines, Thailand and Vietnam, partially offset by Japan and Korea.

These gains were partially offset by declines in:

•	the European Union, predominantly due to France and southern Europe; and

•	Latin America & Canada, mainly due to Argentina, Canada, Colombia and Mexico.

Excluding acquisitions, our cigarette shipment volume was up by 1.3%. Excluding acquisitions and the Japan hurdle of 6.3 billion units related to additional volume shipped in the second quarter of 2011 as a result of the disruption of our principal competitor's supply chain following the natural disaster in March 2011, our cigarette shipment volume was up by 2.0%.

Our market share in our top 30 OCI markets was 37.1%, up by 0.5 share points. Our market share grew in a number of markets, notably Algeria, Argentina, Australia, Belgium, Brazil, Colombia, Egypt, Greece, Indonesia, Mexico, Poland, Russia, Thailand, Turkey and Ukraine.

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

Total shipment volume for cigarettes and OTP combined was up by 1.5% excluding acquisitions. Total shipment volume for cigarettes and OTP combined was up by 2.2%, excluding acquisitions and the Japan hurdle.

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

Net revenues, which include excise taxes billed to customers, increased $1.0 billion (1.4%). Excluding excise taxes, net revenues increased $280 million (0.9%) to $31.4 billion. This increase was due to:

•	price increases ($1.8 billion) and

•	the impact of acquisitions ($28 million), partly offset by

•	unfavorable currency ($1.5 billion) and

•	unfavorable volume/mix ($12 million).

Excise taxes on products increased $767 million (1.7%), due to:

•	higher excise taxes resulting from changes in retail prices and tax rates ($3.9 billion) and

•	volume/mix ($415 million), partly offset by

•	favorable currency ($3.5 billion).

Our cost of sales; marketing, administration and research costs; and operating income were as follows:

(in millions)	2012	2011	Variance	%
Cost of sales	$10,373	$10,678	$(305)	(2.9)%
Marketing, administration and research costs	6,961	6,870	91	1.3%
Operating income	13,863	13,342	521	3.9%

Cost of sales decreased $305 million (2.9%), due to:

•	favorable currency ($557 million), partly offset by

•	volume/mix ($221 million),

•	higher manufacturing costs ($16 million) and

•	the impact of acquisitions ($15 million).

Marketing, administration and research costs increased $91 million (1.3%), due primarily to:

•
higher expenses ($417 million, principally related to increased marketing expenditures, notably in Germany, Indonesia and Russia, increased headcount and business infrastructure in Russia and expenditures incurred to combat illicit trade in cigarettes) and

•	the impact of acquisitions ($9 million), partly offset by

•	favorable currency ($335 million).

Operating income increased $521 million (3.9%). This increase was due primarily to:

•	price increases ($1.8 billion), partly offset by

•	unfavorable currency ($600 million),

•	higher marketing, administration and research costs ($417 million) and

•	unfavorable volume/mix ($233 million).

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

Operating Results by Business Segment

Business Environment
Taxes, Legislation, Regulation and Other Matters Regarding the Manufacture, Marketing, Sale and Use of Tobacco Products
The tobacco industry and our business face a number of challenges that may adversely affect our business, volume, results of operations, cash flows and financial position. These challenges, which are discussed below and in “Cautionary Factors That May Affect Future Results,” include:

•	fiscal challenges, such as excise tax increases and discriminatory tax structures;

•
actual and proposed extreme regulatory requirements, including regulation of the packaging, marketing and sale of tobacco products, as well as the products themselves, that may reduce our competitiveness, eliminate our ability to communicate with adult smokers, ban certain of our products, limit our ability to differentiate our products from those of our competitors, and interfere with our intellectual property rights;

•	illicit trade in cigarettes and other tobacco products, including counterfeit, contraband and so-called "illicit whites";

•	intense competition, including from non-tax paid volume by local manufacturers;

•	pending and threatened litigation as discussed in Note 21. Contingencies; and

•	governmental investigations.

•    FCTC: The World Health Organization's (“WHO”) Framework Convention on Tobacco Control (“FCTC”), an international public health treaty with the objective of reducing tobacco use, drives much of the regulation that shapes the business environment in which we operate. The treaty, to which 176 countries and the European Union are Parties, requires Parties to have in place various tobacco control measures and recommends others.

We support many of the FCTC regulatory policies, including measures that strictly prohibit the sale of tobacco products to minors, limit public smoking, require health warnings on tobacco packaging, regulate product content to prevent increased adverse health effects of smoking and establish a regulatory framework for reduced-risk products. We also support the use of tax and price policies to achieve public health objectives, as long as tax increases are not excessive, disruptive or discriminatory and do not result in increased illicit trade.

However, the FCTC governing body, the Conference of the Parties (“CoP”), has adopted non-binding guidelines and policy recommendations to certain articles of the FCTC, some of which we strongly oppose, including such extreme measures as point-of-sale display bans, plain packaging, bans on all forms of communications with adult smokers and ingredient restrictions or bans based on the concepts of palatability or attractiveness. Among other things, these measures would limit our ability to differentiate our products and disrupt competition, are not based on sound evidence of a public health benefit, are likely to lead to adverse consequences, such as increased illicit trade and, in some cases, result in the expropriation of our trademarks and violate international treaties.

It is not possible to predict whether or to what extent measures recommended in the FCTC guidelines will be implemented. In some instances where these extreme measures have been adopted, we have commenced legal proceedings challenging them.

•    Excise Taxes: Excessive and disruptive tax increases and discriminatory tax structures are expected to continue to have an adverse impact on our sales of cigarettes, due to lower consumption and consumer down-trading from premium to non-premium, discount, other low-price or low-taxed tobacco products, such as fine cut tobacco and illicit products. In addition, in certain jurisdictions, our products are subject to tax structures that discriminate against premium-price products and manufactured cigarettes. We oppose such extreme tax measures. We believe that they undermine public health by encouraging consumers to turn to the illicit trade for cheaper tobacco products and ultimately undercut government revenue objectives, disrupt the competitive environment and encourage criminal activity.

•    EU Tobacco Products Directive: In December 2013, the European Commission, the Council of Ministers and the European Parliament reached a preliminary agreement on the text of a significantly revised EU Tobacco Products Directive that provides for:

•
health warnings covering 65% of the front and back panels of packs with specific health warning dimensions that will in effect prohibit certain pack formats, such as smaller packs for slim cigarettes, even though the agreed text does not ban slim cigarettes. Member States would also have the option to further standardize tobacco packaging, including, under certain conditions, by introducing plain packaging;

•	a ban on packs of fewer than 20 cigarettes;

•	a ban on characterizing flavors, including menthol, in tobacco products with a four-year transition period from the date the revised directive is transposed into national law by each Member State;

•	tracking and tracing measures requiring tracking at pack level down to retail, which we believe is not feasible and will provide no incremental benefit in the fight against illicit trade; and

•
a framework for the regulation of e-cigarettes and novel tobacco products allowing some categories of e-cigarettes to be regulated under the Medicinal Products Directive or the Medical Device Directive. Other e-cigarettes and novel tobacco products would be subject to regulation requiring health warnings and information leaflets, prohibiting product packaging text related to reduced risk, and introducing notification requirements in advance of commercialization.

The legislative text must be finalized and approved by a vote of the Parliament and formally adopted by the Council to enter into force. Thereafter, Member States will have 24 months to implement the directive. We expect the directive to enter into force in mid-2014 and to be implemented by the Member States by mid-2016.

•    Plain Packaging: Australia’s plain packaging regulation, which came into force in December 2012, bans the use of branding, logos and colors on packaging of all tobacco products other than the brand name and variant, which may be printed only in specified locations and in a uniform font. The remainder of the pack is reserved for health warnings and government messages about cessation. The branding of individual cigarettes is also prohibited under this regulation.

To date, only Australia has implemented plain packaging, although a few other countries are considering it. For example, the U.K. has commissioned a further independent review of the plain packaging evidence base that is likely to be completed in March 2014. Also, in February 2014, the U.K. Parliament passed legislation that allows the Secretary of State for Health to implement plain packaging via regulations if he determines it may contribute to reducing the risk of harm or promoting the health or welfare of people. However, there is no indication whether or when such regulations may be issued. In February 2014, draft plain packaging legislation in New Zealand had its first reading in Parliament and is now being considered by a Parliamentary Health Committee, although the government has indicated that the legislation is unlikely to be passed until the legal challenges to Australia’s plain packaging law are resolved. In Ireland, the government has announced its intention to formally introduce plain packaging legislation. It is not possible to predict whether other plain packaging legislation will be enacted.

Australia’s plain packaging legislation triggered three legal challenges. First, major tobacco manufacturers, including our Australian subsidiary, challenged the legislation’s constitutionality in the High Court of Australia. Although the High Court found the legislation constitutional, a majority of the Justices concluded that plain packaging deprives tobacco manufacturers of their property, raising serious questions about the legality of similar proposals in other jurisdictions. Second, our Hong Kong subsidiary has initiated arbitration proceedings against the Australian government pursuant to the Hong Kong-Australia Bilateral Investment Treaty and is seeking substantial compensation for the deprivation of its investments in Australia. Third, several countries have initiated World Trade Organization ("WTO") dispute settlement proceedings against Australia. The ongoing legal challenges may take several years to complete, and it is not possible to predict their outcome.

We oppose plain packaging because it expropriates our valuable intellectual property by taking away our trademarks and moves the industry much closer to a commodity business where there is no distinction between brands and, therefore, the ability to compete for adult smoker market share is greatly reduced. Early data from Australia appear to confirm that with plain packaging, adult smokers down-trade to lower price and lower margin brands and illicit products but do not quit or smoke less. According to recent industry-commissioned studies, illicit trade in Australia has increased since the implementation of plain packaging, with a significant shift towards branded illicit products (away from unbranded loose tobacco), while the data show no decline in smoking prevalence.

•    Restrictions and Bans on the Use of Ingredients: Currently, the WHO and some others in the public health community recommend restrictions or total bans on the use of some or all ingredients in tobacco products, including menthol. Some regulators have considered and rejected such proposals, while others have proposed and, in a few cases, adopted restrictions or bans. In particular, as mentioned above, the European Union intends to ban the use of menthol and other characterizing flavors in tobacco products, subject to a four-year transition period, while sweeping ingredient bans have been adopted only by Canada (with an exemption for menthol) and Brazil.

However, the Brazil ingredients ban, which, as originally drafted, would prohibit the use of virtually all ingredients with flavoring or aromatic properties, is not in force due to a legal challenge by a tobacco industry union, of which our Brazilian subsidiary is a member. It is not possible to predict the outcome of this legal proceeding.

Broad restrictions and bans on the use of ingredients would require us to reformulate our American Blend tobacco products and could reduce our ability to differentiate these products in the market in the long term. Menthol bans would eliminate the entire product category. We oppose broad bans or sweeping restrictions on the use of ingredients, as they are often based on the subjective and scientifically unsupported notion that ingredients make tobacco products more “attractive” or “palatable” and therefore could encourage tobacco consumption, and also because prohibiting entire categories of cigarettes, such as menthol, will lead to a massive increase in illicit trade.

Many countries have enacted or proposed legislation or regulations that require cigarette manufacturers to disclose to governments and to the public the ingredients used in the manufacture of tobacco products and, in certain cases, to provide toxicological information about those ingredients. We have made, and will continue to make, full disclosures where adequate assurances of trade secret protection are provided.

•    Bans on Display of Tobacco Products at Retail: In a few of our markets, governments have banned or propose to ban the display of tobacco products at the point of retail sale. Other countries have rejected display ban proposals. We oppose display bans because they restrict competition by favoring established brands and encourage illicit trade, while not reducing smoking or otherwise benefiting public health. In some markets, our subsidiaries and, in some cases, individual retailers have commenced legal proceedings to overturn display bans.

•    Health Warning Requirements: In most countries, governments require large and often graphic health warnings covering at least 30% of the front and back of cigarette packs (the size mandated by the FCTC). A growing number of countries require warnings covering 50% of the front and back of the pack, and a small number of countries require larger warnings, such as Australia (75% front and 90% back), Mexico (30% front and 100% back), Uruguay (80% front and back) and Canada (75% front and back).

Most recently, the Ministry of Public Health in Thailand mandated health warnings covering 85% of the front and back of cigarette packs. In August 2013, following legal challenges by two of our affiliates, the Administrative Court of Bangkok granted an injunction suspending the 85% health warning requirement pending a full hearing of the dispute. The Ministry of Public Health appealed and also sought to have the injunction lifted pending the appeal.  In January 2014, the Supreme Administrative Court denied in part the request to lift the injunction, leaving suspension of the 85% health warning requirement in place. It is not possible to predict the outcome of these proceedings.

We support health warning requirements designed to inform consumers of the risks of smoking. In fact, where health warnings are not required, we place them on packaging voluntarily in the official language or languages of the country. We defer to governments on the content of warnings except for content that vilifies tobacco companies or does not fairly represent the actual effects of smoking. However, we oppose excessively large health warnings, i.e., 50% or larger. The data show that disproportionately increasing the size of health warnings does not effectively reduce tobacco consumption. Yet, such health warnings impede our ability to compete in the market by leaving insufficient space for our distinctive trademarks and pack designs.

•    Other Packaging Restrictions: Some governments have passed, or are seeking to pass, restrictions on packaging and labeling, including standardizing the shape, format and lay-out of packaging, as well as imposing broad restrictions on how the space left for branding and product descriptions can be used. Examples include prohibitions on (1) the use of colors that are alleged to suggest that one brand is less harmful than others, (2) specific descriptive phrases deemed to be misleading, including, for example, “premium,” “full flavor,” “international,” “gold,” “silver,” and “menthol” and (3) in one country, all but one pack variation per brand. We oppose broad packaging restrictions because they unnecessarily limit brand and product differentiation, are anticompetitive, prevent us from providing consumers with information about our products, unduly restrict our intellectual property rights, and violate international trade agreements. In some instances, we have commenced litigation challenging such regulations. It is not possible to predict the outcome of these proceedings.

•    Bans and Restrictions on Advertising, Marketing, Promotions and Sponsorships: For many years, the FCTC has called for, and countries have imposed, partial or total bans on tobacco advertising, marketing, promotions and sponsorships, including bans and restrictions on advertising on radio and television, in print and on the Internet. The FCTC also requires disclosure of expenditures on advertising, promotion and sponsorship where such activities are not prohibited. The CoP guidelines recommend that governments adopt extreme and sweeping prohibitions, including all forms of communications to adult smokers. Where restrictions on advertising prevent us from communicating directly and effectively with adult smokers, they impede our ability to compete in the market. For this reason and because we believe that the available evidence does not show that marketing restrictions effectively reduce smoking, we oppose complete bans on advertising and communications that do not allow manufacturers to communicate directly and effectively with adult smokers.

•    Restrictions on Product Design: Tobacco control advocates and some regulators are calling for the further standardization of tobacco products by, for example, requiring that cigarettes have a certain minimum diameter, which amounts to a ban on slim cigarettes, or requiring the use of standardized filter and cigarette paper designs. We oppose such restrictions because they limit our ability to differentiate our products and because we believe that there is no correlation, let alone a causal link, between product design variations and smoking rates, nor is there any scientific evidence that these restrictions would improve public health.

Reduced cigarette ignition propensity standards are recommended by the FCTC guidelines, have been adopted in several of our markets (e.g., Australia, Canada, Korea and the EU) and are being considered in several others. We believe that due to the costs to manufacturers of implementing such standards, their effectiveness at reducing the risk of cigarette-ignited fires in countries where they have been implemented should be examined before additional countries consider them.

•    Restrictions on Public Smoking: The pace and scope of public smoking restrictions have increased significantly in most of our markets. Many countries around the world have adopted or are likely to adopt regulations that restrict or ban smoking in public and/or work places, restaurants, bars and nightclubs. Some public health groups have called for, and some regional governments and municipalities have adopted or proposed, bans on smoking in outdoor places, as well as bans on smoking in cars (typically when minors are present) and private homes. The FCTC requires Parties to adopt restrictions on public smoking, and the guidelines call for broad bans in all indoor public places but limit their recommendations on private place smoking, such as in cars and homes, to increased education on the risk of exposure to environmental tobacco smoke.

While we believe outright bans are appropriate in many public places, such as schools, playgrounds, youth facilities, and many indoor public places, governments can and should seek a balance between the desire to protect non-smokers from environmental tobacco smoke and allowing adults who choose to smoke to do so. Owners of restaurants, bars, cafes, and other entertainment establishments should have the flexibility to permit, restrict, or prohibit smoking, and workplaces should be permitted to provide designated smoking rooms for adult smokers. Finally, we oppose bans on smoking outdoors (beyond places and facilities for children) and in private places.

•    Other Regulatory Issues: Encouraged by the public health community, some regulators are considering, or in some cases have adopted, regulatory measures designed to reduce the supply of tobacco. These include regulations intended to reduce the number of retailers selling tobacco by, for example, reducing the overall number of tobacco retail licenses available. We oppose such measures because they stimulate illicit trade and could arbitrarily deprive individuals of their livelihood with no indication that they would improve public health.

Regulators in a few countries have also called for the exclusion of tobacco from free trade agreements, such as the Trans-Pacific Partnership, which is under negotiation, as well as the elimination of dispute settlement mechanisms from investment treaties, which could limit our ability to protect investments and intellectual property through legal proceedings. We oppose such measures because they unfairly discriminate against a legal industry and are at odds with fundamental principles of global trade.

In a limited number of markets, most notably Japan, we are dependent on governmental approvals that may limit our pricing flexibility.

•    Illicit Trade: Illicit tobacco trade creates a cheap and unregulated source of tobacco products, undermines efforts to reduce smoking, especially among youth, damages legitimate businesses, stimulates organized crime and increases corruption and lost tax revenue. Illicit trade may account for as much as 10% of global cigarette consumption; this includes counterfeit, contraband and the growing problem of "illicit whites," which are unique cigarette brands manufactured predominantly for smuggling. We estimate that illicit trade in the European Union accounted for more than 10% of total cigarette consumption in 2011 and for approximately 11% of total cigarette consumption in 2012.

A number of jurisdictions are considering regulatory measures and government action to prevent illicit trade. In November 2012, the CoP adopted the Protocol to Eliminate Illicit Trade in Tobacco Products (the “Protocol”), which includes supply chain control measures, such as licensing of manufacturers and distributors, enforcement in free trade zones, controls on duty free and Internet sales and the implementation of tracking and tracing technologies. The Protocol will come into force once the 40th country ratifies it, after which countries must implement its measures via national legislation. It is not possible to predict whether this will happen.

Additionally, we and our subsidiaries have entered into cooperation agreements with governments and authorities to support their anti-illicit trade efforts. For example, in 2004 we entered into a 12-year cooperation agreement with the EU and its member states (except Croatia) that provides for cooperation with European law enforcement agencies on anti-contraband and on anti-counterfeit efforts. Under the terms of this agreement we make financial contributions of approximately $75 million per year (recorded as an expense in cost of sales when product is shipped) to support these efforts. We are also required to pay the excise taxes, VAT and customs duties in qualifying seizures of up to 90 million genuine PMI products in the EU in a given year, and five times the applicable taxes and duties if seizures exceed 90 million cigarettes in a given year. To date, our payments for product seizures have been immaterial.

In 2009, our Colombian subsidiaries entered into an Investment and Cooperation Agreement with the national and regional governments to promote investment in and cooperation on anti-contraband and anti-counterfeit efforts. The agreement provides $200 million in funding over a 20-year period to address issues such as combating the illegal cigarette trade and increasing the quality and quantity of locally grown tobacco.

In June 2012, we committed €15 million to INTERPOL over a three-year period to support the agency's global initiative to combat trans-border crime involving illicit goods, including tobacco products. This initiative funds the coordination of information gathering, training programs for law enforcement officials, development of product authentication standards and public information campaigns.

•    Reduced-Risk Products: One of our strategic priorities is to develop, assess and commercialize a portfolio of innovative products with the potential to reduce the risk of smoking-related diseases in comparison to cigarettes. We refer to these as reduced-risk products (“RRPs”). The use of this term applies to tobacco-containing products and other nicotine-containing products that have the potential to reduce individual risk and population harm. We draw upon a team of world-class scientists from a broad spectrum of scientific disciplines and our efforts are guided by the following three key objectives:

•	to develop RRPs that provide adult smokers the taste, sensory experience, nicotine delivery profile and ritual characteristics that are similar to those currently provided by cigarettes;

•
to substantiate the reduction of risk for the individual adult smoker and the reduction of harm to the population as a whole, based on robust scientific evidence derived from well-established assessment processes; and

•	to advocate for the development of science-based regulatory frameworks for the approval and commercialization of RRPs, including the communication of substantiated health benefits to adult smokers.

Our product development is based on the elimination of combustion via tobacco heating and other innovative systems for aerosol generation, which we believe is the most promising path to reduce risk.

Our approach to individual risk assessment is to use cessation as the benchmark, because the short-term and long-term effects of smoking cessation are well known, and the closer the clinical data derived from adult smokers who switch to an RRP resemble the data from those who quit, the more confident one can be that the product reduces risk.

Three RRP platforms are being developed and are in various stages of commercialization readiness:

•
Platform 1 uses a precisely controlled heating device into which a specially designed tobacco product is inserted to generate an aerosol. Eight clinical trials for Platform 1 were initiated in 2013, and the results will be available in 2014.

•
Platform 2 also uses a controlled heating mechanism to generate an aerosol via the heating of tobacco and has the format and ritual of a cigarette. This platform is in the pre-clinical testing phase and early stages of industrial scale-up. We estimate that the launch of Platform 2 will start approximately one year after that of Platform 1.

•
Platform 3 is based on technology we acquired from Professor Jed Rose of Duke University and other co-inventors in May 2011. It uses a chemical reaction to generate a nicotine-containing aerosol. This platform is currently in the product development phase and early stages of pre-clinical assessment.

We are also developing other potential platforms and are working on developing the next generation of e-cigarette technology. In December 2013, we established a strategic framework with Altria under which Altria will make available its e-cigarette products exclusively to us for commercialization outside the United States, and we will make available two of our candidate reduced-risk tobacco products exclusively to Altria for commercialization in the United States. The agreements also provide for cooperation on the scientific assessment of these products and for the sharing of improvements to the existing generation of RRPs.

We are proceeding with the commercialization of RRPs. In January 2014, we announced an investment of up to €500 million in our first manufacturing facility in the European Union and an associated pilot plant near Bologna, Italy, to produce our RRPs. We plan for the factory to initially manufacture Platform 1 and, when fully operational by 2016, and together with the pilot plant, to reach an annual production capacity of up to 30 billion units.

In the United States an established regulatory framework for assessing “Modified Risk Tobacco Products” (“MRTPs”) exists under the jurisdiction of the Food and Drug Administration (“FDA”). We expect that future FDA actions are likely to influence the regulatory approach of other interested governments. In March 2012, the FDA released draft guidance establishing the types of evidence necessary to qualify a product as an MRTP. Our assessment approach and the studies conducted to date reflect the rigorous evidentiary standards set forth in the FDA’s Draft Guidance. We have shared our approach and studies with the FDA’s Center for Tobacco Products. In parallel, we have begun to engage with regulators in several EU member countries, as well as in a number of other countries.

We expect to launch RRPs (including tobacco-based products and e-cigarettes) with several commercial pilot city tests in the second half of 2014 and the first national launch in 2015. There can be no assurance that we will succeed in our efforts or that regulators will permit the marketing of our RRPs with substantiated claims of reduced exposure, risk or harm.

•    Other Legislation, Regulation or Governmental Action: In Argentina, the National Commission for the Defense of Competition issued a resolution in May 2010, in which it found that our affiliate's establishment in 1997 of a system of exclusive zonified distributors (“EZDs”) in Buenos Aires city and region was anticompetitive, despite having issued two prior decisions (in 1997 and 2000) in which it had found the establishment of the EZD system was not anticompetitive. The resolution is not a final decision, and our Argentinean affiliate has opposed the resolution and submitted additional evidence.

In Germany, in October 2013, the Administrative District Office Munich, acting under the policy supervision of the Bavarian Ministry of Health and Environment, sent our German affiliate an order alleging that certain components of its Marlboro advertising campaign do not comply with the applicable tobacco advertising law, which required our affiliate to stop this particular campaign throughout Germany and remove all outdoor advertisements within one month from the effective date of the order and point-of-sale materials within three months. Our affiliate does not believe the allegations properly reflect the facts and the law and filed a challenge in the Munich Administrative Court against the order, including summary proceedings against the immediate enforceability of the order. In December 2013, the court of first instance issued its decision in the summary proceeding, which allows our affiliate to use certain words of the campaign slogan, as well as new texts and motifs, but not the current campaign visuals pending a decision in the main proceeding. Our affiliate has appealed the decision.

It is not possible to predict what, if any, additional legislation, regulation or other governmental action will be enacted or implemented relating to the manufacturing, advertising, sale or use of tobacco products, or the tobacco industry generally. It is possible, however, that legislation, regulation or other governmental action could be enacted or implemented that might materially affect our business, volume, results of operations, cash flows and financial position.

Governmental Investigations: From time to time, we are subject to governmental investigations on a range of matters. As part of an investigation by the Department of Special Investigations (“DSI”) of the government of Thailand into alleged underdeclaration of import prices by Thai cigarette importers, the DSI proposed to bring charges against our subsidiary, Philip Morris (Thailand) Limited, Thailand Branch (“PM Thailand”) for alleged underpayment of customs duties and excise taxes of approximately $2 billion covering the period from July 28, 2003, to February 20, 2007 (“2003-2007 Investigation”). In September 2009, the DSI submitted the case file to the Public Prosecutor for review. The DSI also commenced an informal inquiry alleging underpayment by PM Thailand of customs duties and excise taxes of approximately $1.8 billion, covering the period 2000-2003. In early 2011, the Public Prosecutor's office issued a non-prosecution order in the 2003-2007 Investigation. In August 2011, the Director-General of DSI publicly announced that he disagreed with the non-prosecution order. Thus the matter was referred to the Attorney General for resolution. In October 2013, a press report indicated that the Attorney General issued a prosecution order. Based on what is known to PM Thailand at this stage, it is probable that criminal charges will be filed. PM Thailand has been cooperating with the Thai authorities and believes that its declared import prices are in compliance with the Customs Valuation Agreement of the WTO and Thai law.

Additionally, in November 2010, a WTO panel issued its decision in a dispute relating to facts that arose from August 2006 between the Philippines and Thailand concerning a series of Thai customs and tax measures affecting cigarettes imported by PM Thailand into Thailand from the Philippines. The WTO panel decided that Thailand had no basis to find that PM Thailand's declared customs values and taxes paid were too low, as alleged by the DSI in 2009. The decision also created obligations for Thailand to revise its laws, regulations, or practices affecting the customs valuation and tax treatment of future cigarette imports. Thailand agreed in September 2011 to comply with the decision by October 2012. Although the Philippines contends that to date Thailand has not fully complied, the parties remain engaged in consultations to address the outstanding issues. At the June and August 2013 WTO meetings, the Philippines expressed concerns with ongoing investigations by Thailand of PM Thailand, noting that these investigations appear to be based on grounds not supported by WTO customs valuation rules and inconsistent with several decisions already taken by Thai Customs and other Thai governmental agencies.

Acquisitions and Other Business Arrangements

In the fourth quarter of 2013, as part of our initiative to enhance profitability and growth in North African and Middle Eastern markets, we decided to restructure our business in Egypt. The new business model entails a new contract manufacturing agreement with our long-standing, strategic business partner, Eastern Company S.A.E., the creation of a new PMI affiliate in Egypt and a new distribution agreement with Trans Business for Trading and Distribution LLC. To accomplish this restructuring and to ensure a smooth transition to the new model, we recorded, in the fourth quarter of 2013, a charge to our 2013 full-year reported diluted EPS of approximately $0.10 to reflect the discontinuation of existing contractual arrangements.

In May 2013, we announced that Grupo Carso, S.A.B. de C.V. ("Grupo Carso") would sell to us its remaining 20% interest in our Mexican tobacco business. The sale was completed on September 30, 2013, for $703 million. As a result, we now own 100% of the Mexican tobacco business. A director of PMI has an affiliation with Grupo Carso. The final purchase price is subject to a potential adjustment based on the actual performance of the Mexican tobacco business over the three-year period ending two fiscal years after the closing of the purchase. In addition, upon declaration, we will pay a dividend of approximately $38 million to Grupo Carso related to the earnings of the Mexican tobacco business for the nine months ended September 30, 2013. The purchase of the remaining 20% interest resulted in a decrease in our additional paid-in capital of $672 million.

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

Investments in Unconsolidated Subsidiaries

On December 12, 2013, we acquired from Megapolis Investment BV a 20% equity interest in Megapolis Distribution BV, the holding company of CJSC TK Megapolis ("Megapolis"), our distributor in Russia, for a purchase price of $750 million. An additional payment of up to $100 million, which is contingent on Megapolis's operational performance over the four fiscal years following the closing of the transaction, will also be made by us if the performance criteria are satisfied. We have also agreed to provide Megapolis Investment BV with a $100 million interest-bearing loan. We and Megapolis Investment BV have agreed to set off any future contingent payments owed by us against the future repayments due under the loan agreement. Any loan repayments in excess of the contingent consideration earned by the performance of Megapolis are due to be repaid, in cash, on March 31, 2017. At December 31, 2013, we have recorded a $100 million asset related to the loan receivable and a discounted liability of $86 million related to the contingent consideration. The initial investment in Megapolis was recorded at cost and is included in investments in unconsolidated subsidiaries on the consolidated balance sheet at December 31, 2013. We project this equity investment to be accretive to our earnings per share as of the first quarter of 2014.
On September 30, 2013, we acquired a 49% equity interest in United Arab Emirates-based Arab Investors-TA (FZC) (“AITA”) for approximately $625 million. As a result of this transaction, we hold an approximate 25% economic interest in Société des Tabacs Algéro-Emiratie (“STAEM”), an Algerian joint venture that is 51% owned by AITA and 49% by the Algerian state-owned enterprise Société Nationale des Tabacs et Allumettes SpA. STAEM manufactures and distributes under license some of our brands. The initial investment in AITA was recorded at cost and is included in investments in unconsolidated subsidiaries on the consolidated balance sheet at December 31, 2013. We project this equity investment in AITA to be accretive to our earnings per share as of 2014.
See Note 4. Investments in Unconsolidated Subsidiaries to our consolidated financial statements for additional information.

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

In April 2013, OFAC granted us a license to sell cigarettes to customers for import into the Iran duty free market. To date, we have not made any sales under this license.

A subsidiary sells products to distributors that in turn sell those products to duty free customers that supply U.N. peacekeeping forces around the world, including those in the Republic of the Sudan. We do not believe that these exempt sales of our products for ultimate resale in the Republic of the Sudan, which are de minimis in volume and value, present a material risk to our shareholders, our reputation or the value of our shares. We have no employees, operations or assets in the Republic of Sudan.

We do not sell products in Cuba and Syria.

To our knowledge, none of our commercial arrangements result in the governments of any country identified by the U.S. government as a state sponsor of terrorism, nor entities controlled by those governments, receiving cash or acting as intermediaries in violation of U.S. laws.

Certain states within the U.S. have enacted legislation permitting state pension funds to divest or abstain from future investment in stocks of companies that do business with certain countries that are sanctioned by the U.S. We do not believe such legislation has had a material effect on the price of our shares.

2013 compared with 2012

The following discussion compares operating results within each of our reportable segments for 2013 with 2012.

• European Union. Net revenues, which include excise taxes billed to customers, increased $965 million (3.5%). Excluding excise taxes, net revenues increased $70 million (0.8%) to $8.6 billion. This increase was due to:

•	price increases ($348 million) and

•	favorable currency ($205 million), partly offset by

•	unfavorable volume/mix ($483 million).
The net revenues of the European Union segment include $1,524 million in 2013 and $1,372 million in 2012 related to sales of OTP. Excluding excise taxes, OTP net revenues for the European Union segment were $543 million in 2013 and $475 million in 2012.
Operating companies income of $4.2 billion increased by $51 million (1.2%). This increase was due primarily to:

•	price increases ($348 million),

•	favorable currency ($92 million) and

•	lower marketing, administration and research costs ($44 million), partly offset by

•	unfavorable volume/mix ($403 million),

•	higher manufacturing costs ($21 million) and

•	higher pre-tax charges for asset impairment and exit costs ($8 million).
The total cigarette market of 482.4 billion units decreased by 7.5%, due primarily to the impact of tax-driven price increases, the unfavorable economic and employment environment and the prevalence of non-duty paid products. Although our cigarette shipment volume of 185.1 billion units decreased by 6.5%, predominantly reflecting a lower total market across the Region, our market share increased by 0.5 share points to 38.5%. The total OTP market in the European Union of 162.7 billion cigarette equivalent units increased by 0.3%, reflecting a larger total fine cut market, up by 0.2% to141.6 billion cigarette equivalent units.
While shipment volume of Marlboro of 91.3 billion units decreased by 3.7%, mainly due to a lower total market, market share increased by 0.4 share points to 19.0%, driven notably by Germany, Greece, the Netherlands, Italy and Spain. While shipment volume of L&M decreased by 4.0% to 32.9 billion units, market share increased by 0.2 share points to 6.8%, driven notably by the Czech Republic, Germany and Poland. Shipment volume of Chesterfield of 19.0 billion units increased by 5.1%, and market share increased by 0.2 share points to 4.0%, driven notably by the Czech Republic, Poland, Portugal and the United Kingdom. Although shipment volume of Philip Morris of 9.6 billion units decreased by 10.4%, due predominantly to Italy, reflecting the morphing of certain brand variants into Marlboro, market share increased by 0.3 share points to 2.0%.
Our shipment volume of OTP of 21.5 billion cigarette equivalent units increased by 6.7%, driven principally by higher share. Our OTP total market share was 13.1%, up by 0.9 share points, reflecting gains in the fine cut category, notably in France, up by 1.8 share points to 27.0%; Italy, up by 9.8 share points to 37.7%; Poland, up by 3.2 share points to 21.0%; Portugal, up by 11.5 share points to 31.9%, and Spain, up by 2.0 share points to 13.8%.
In France, the total cigarette market of 47.5 billion units decreased by 7.6%, mainly reflecting the unfavorable impact of price increases in the fourth quarter of 2012 and July 2013, an increase in the prevalence of non-duty paid products, growth of the fine cut category, and a weak economy.  Our shipments of 19.1 billion units decreased by 5.3%, including a favorable trade inventory comparison driven by the timing of shipments in the second half of 2012 in anticipation of price increases in the fourth quarter of 2012. Our market share was up by 0.6 share points to 40.2%, mainly driven by the resilience of premium Philip Morris, up by 0.8 share points to 9.1%, and the growth of Chesterfield, up by 0.1 share point to 3.4%. Market share of Marlboro and L&M decreased by 0.1 and 0.2 share points to 24.7% and 2.5%, respectively. The total industry fine cut category of 13.9 billion cigarette equivalent units increased by 3.6% in 2013. Our market share of the category increased by 1.8 share points to 27.0%.
In Germany, the total cigarette market of 79.6 billion units decreased by 4.6% in 2013, mainly reflecting the impact of price increases in the second quarter of 2013. While our shipments of 28.8 billion units decreased by 3.4%, market share increased by 0.4 share points to 36.2%, driven by Marlboro and L&M, up by 0.7 and 0.4 share points to 22.0% and 10.9%, respectively, partly offset by Chesterfield, down by 0.6 share points to 1.7%. The total industry fine cut category of 41.6 billion cigarette equivalent units increased by 0.7% in 2013. Our market share of the category decreased by 0.5 share points to 14.2%.
In Italy, the total cigarette market of 74.0 billion units decreased by 6.0% in 2013, reflecting an unfavorable economic and employment environment and the prevalence of illicit trade and substitute products. Our shipments of 38.9 billion units decreased by 7.0%, including an unfavorable comparison with 2012, which benefited from trade inventory movements ahead of the morphing of certain variants of Philip Morris into Marlboro as of the first quarter of 2013. Our market share increased by 0.1 share point to 53.1%, driven by Marlboro, up by 0.5 share points to 25.9%, and Philip Morris, up by 1.1 share points to 2.4%, partially offset by Chesterfield, down by 0.1 share point to 3.5%, and Diana in the low-price segment, down by 1.1 share points to 11.3%, the latter impacted by the growth of the super-low price segment and the availability of non-duty paid products. The total industry fine cut category of 6.0 billion cigarette equivalent units decreased by 3.6%, reflecting the 2012 excise tax-driven reduction of the price gap differential with cigarettes. Our market share of the category increased by 9.8 share points to 37.7%.

In Poland, the total cigarette market of 46.6 billion units decreased by 10.6% in 2013, mainly reflecting the unfavorable impact of price increases in the first quarter of 2013 and the availability of non-duty paid OTP. Although our shipments of 17.1 billion units decreased by 10.1%, our market share increased by 0.2 share points to 36.6%, driven by Marlboro, up by 0.2 share points to 11.5%, and by L&M and Chesterfield , up by 1.2 and 0.6 share points to 17.8% and 2.4%, respectively. While the total industry fine cut category of 3.3 billion cigarette equivalent units decreased by 11.2%, reflecting the prevalence of non-duty paid OTP, our market share of the category increased by 3.2 share points to 21.0%.
In Spain, the total cigarette market of 47.7 billion units decreased by 11.1% in 2013, mainly due to the impact of price increases in the first and third quarters of 2013, the unfavorable economic and employment environment and the growth of the fine cut category. Our shipments of 14.6 billion units decreased by 11.5%, including an unfavorable comparison with 2012, which benefited from trade inventory movements in the fourth quarter ahead of price increases in January 2013. Market share increased by 0.7 share points to 31.2%, driven by a higher share of Marlboro, up by 0.5 share points to 14.8%. Our market share of Chesterfield was up by 0.3 share points to 9.3%, share of L&M was flat at 6.3% and share of Philip Morris was down by 0.1 share point to 0.6%. The total industry fine cut category of 10.8 billion cigarette equivalent units increased by 6.9%, partly reflecting switching from pipe tobacco as a result of an excise tax increase on the category in 2012 . Our market share of the fine cut category increased by 2.0 share points to 13.8% in 2013.
• Eastern Europe, Middle East & Africa. Net revenues, which include excise taxes billed to customers, increased $1.4 billion (7.4%). Excluding excise taxes, net revenues increased $434 million (5.2%) to $8.8 billion. This increase was due to:

•	price increases ($767 million), partly offset by

•	unfavorable volume/mix ($235 million) and

•	unfavorable currency ($98 million).

Operating companies income of $3.8 billion increased by $53 million (1.4%). This increase was due primarily to:

•	price increases ($767 million), partly offset by

•	higher pre-tax charges for asset impairment and exit costs ($259 million, including charges associated with the termination of distribution agreements resulting from a new business model in Egypt),

•	unfavorable volume/mix ($168 million),

•	unfavorable currency ($122 million),

•	higher marketing, administration and research costs ($86 million, notably related to the annualization of expenditures to expand our business infrastructure in Russia) and

•	higher manufacturing costs ($76 million).

Our cigarette shipment volume in EEMA of 296.5 billion units decreased by 2.4%, mainly due to Russia, Serbia and Turkey, partly offset by the Middle East and North Africa. Cigarette shipment volume of our premium brands increased by 0.3%, driven by Parliament, up by 5.0% to 33.0 billion units, partly offset by Marlboro, down by 0.9% to 85.8 billion units.
In North Africa, defined as Algeria, Egypt, Libya, Morocco and Tunisia, the total cigarette market increased by 0.7% to an estimated 138.7 billion units in 2013, driven notably by Algeria and Egypt, partially offset by Morocco and Tunisia. Our shipment volume of 36.8 billion units increased by 17.0%, principally reflecting a higher total market and share.  Our market share increased by 3.9 share points to 26.5%, driven by gains in all five markets, notably Algeria, up by 0.8 share points to 41.1%, and Egypt, up by 4.7 share points to 22.9%.  Share of Marlboro and L&M in North Africa increased by 2.1 and 1.5 share points to 15.3% and 9.1%, respectively.
In Russia, the total cigarette market declined by 7.6% to an estimated 342.0 billion units in 2013, mainly due to the unfavorable impact of tax-driven price increases, illicit trade and a weak economy. Our shipment volume of 88.0 billion units decreased by 6.7%. Shipment volume of our premium portfolio was down by 6.0%, mainly due to Marlboro, down by 20.4%, partially offset by Parliament, up by 1.0%. In the mid-price segment, shipment volume decreased by 9.5%, mainly due to Chesterfield, down by 17.5%. In the low-price segment, shipment volume decreased by 5.7%, mainly due to Bond Street, Optima and Apollo Soyuz, down by 4.1%, 12.7% and 18.0%, respectively. Our market share of 26.1% in 2013, as measured by Nielsen, was down 0.3 share points. Market share of Parliament increased by 0.2 share points to 3.4%, L&M increased by 0.2 share points to 2.8%, Marlboro decreased by 0.2 share points to 1.7%, Chesterfield decreased by 0.4 share points to 3.0% and Bond Street was flat at 6.5%.
In Turkey, the total cigarette market declined by 7.6% to an estimated 91.7 billion units in 2013, primarily reflecting the renewed growth of illicit trade and an unfavorable comparison with trade inventory movements in 2012. Excluding the impact of these inventory movements, the total cigarette market was estimated to have declined by 3.5% in 2013. Our shipment volume of 45.2 billion units decreased by 7.1%. Our market share, as measured by Nielsen, decreased by 0.2 share points to 45.5% in 2013, mainly due to Marlboro, down by 0.3 share points to 8.9%, and low-price L&M, down by 1.1 share points to 7.3%, partly offset by premium Parliament and mid-price Muratti, up by 1.0 share point and 0.3 share points to 10.0% and 6.9%, respectively.
In Ukraine, the total cigarette market declined by 9.9% to an estimated 75.1 billion units in 2013, mainly reflecting the impact of price increases in 2013 and an increase in illicit trade. Although our 2013 shipment volume of 25.5 billion units decreased by 5.5%, our market share, as measured by Nielsen, increased by 1.0 share point to 33.5%, mainly reflecting growth from our low-price segment brands of Bond Street, Optima and President. Share for premium Parliament was up by 0.1 share point to 3.3%. Market share of Marlboro decreased by 0.3 share points to 5.5%.

• Asia. Net revenues, which include excise taxes billed to customers, decreased by $84 million (0.4%). Excluding excise taxes, net revenues decreased $697 million (6.2%) to $10.5 billion. This decrease was due to:

•	unfavorable currency ($726 million) and

•	unfavorable volume/mix ($670 million, primarily due to the Philippines and Japan), partly offset by

•	price increases ($699 million).

Operating companies income of $4.6 billion decreased by $575 million (11.1%). This decrease was due primarily to:

•	unfavorable currency ($548 million),

•	unfavorable volume/mix ($536 million) and

•	higher manufacturing costs ($240 million, principally in Indonesia driven mainly by higher clove prices), partly offset by

•	price increases ($699 million),

•	lower marketing, administration and research costs ($39 million) and

•	lower pre-tax charges for asset impairment and exit costs ($12 million).

Our cigarette shipment volume of 301.3 billion units decreased by 7.7%, due primarily to the lower total market and share in the Philippines, and lower share in Japan and Pakistan, partly offset by share growth in Indonesia. Excluding the Philippines, our cigarette shipment volume decreased by 0.4%. Shipment volume of Marlboro of 75.3 billion units was down by 7.1%. Excluding the Philippines, shipment volume of Marlboro increased by 2.0%, primarily reflecting market share growth in Indonesia and Vietnam.
.

In Indonesia, the total cigarette market increased by 1.9% to 308.3 billion units in 2013. Our shipment volume of 111.3 billion units increased by 3.4%. Our market share increased by 0.5 share points to 36.1%, driven notably by Sampoerna A in the premium segment, up by 0.6 share points to 14.4%, and mid-price U Mild, up by 1.1 share points to 4.4%. Market share of the hand-rolled, full-flavor Dji Sam Soe in the premium segment decreased by 1.0 share point to 6.8%, mainly due to a retail price change ahead of competition. Marlboro's market share was up by 0.4 share points to 5.2%, and its share of the “white” cigarettes segment, representing 6.8% of the total cigarette market, increased by 5.7 share points to 77.0%.

In Japan, the total cigarette market decreased by 2.0% to 192.6 billion units. Our shipment volume of 53.0 billion units was down by 5.3%, principally due to a lower total market and share. Our market share decreased by 1.0 share point to 26.7%, reflecting the impact of our principal competitor's brand launches and significant promotional activities in 2013. Market share of Marlboro, Lark and Philip Morris decreased by 0.3, 0.4 and 0.2 share points to 12.1%, 8.0% and 2.1%, respectively, and share of Virginia S. was down by 0.1 share point to 2.0%.
In Korea, the total cigarette market decreased by 1.0% to 88.4 billion units in 2013. Although our shipment volume of 17.2 billion units was essentially flat, market share increased by 0.2 share points to 19.4%, with share of Parliament up by 0.3 share points to 6.9%, partly offset by Marlboro, down 0.1 share point to 7.7%. Share of Virginia S. was flat at 4.1%.
In the Philippines, the total industry cigarette volume decreased by 15.6% to an estimated 86.3 billion units in 2013, primarily reflecting the unfavorable impact of the disruptive excise tax increase in January 2013 and a surge in the prevalence of domestic non-duty paid products. Our shipment volume of 68.5 billion units decreased by 26.2%, primarily reflecting the unfavorable impact of the aforementioned tax increase and the underdeclaration of tax-paid volume by our main local competitor. Our market share decreased by 11.4 share points to 79.3%, primarily due to down-trading to competitors' brands. Marlboro's market share decreased by 4.2 share points to 16.7%. Share of Fortune decreased by 17.8 share points to 31.6%, partly offset by gains from our other local brands.
• Latin America & Canada. Net revenues, which include excise taxes billed to customers, increased $332 million (3.4%). Excluding excise taxes, net revenues increased $33 million (1.0%) to $3.4 billion. This increase was due to:

•	price increases ($252 million), partly offset by

•	unfavorable currency ($146 million) and

•	unfavorable volume/mix ($73 million).

Operating companies income of $1.1 billion increased by $91 million (8.7%). This increase was due to:

•	price increases ($252 million),

•	lower pre-tax charges for asset impairment and exit costs ($29 million) and

•	lower marketing, administration and research costs ($23 million), partly offset by

•	unfavorable volume/mix ($88 million),

•	unfavorable currency ($64 million) and

•	higher manufacturing costs ($61 million, including higher leaf costs).

Our cigarette shipment volume in Latin America & Canada of 97.3 billion units decreased by 1.4%, principally due to a lower total market, predominantly in Brazil, partly offset by higher share, notably in Argentina and Brazil, and trade inventory movements in Mexico. While shipment volume of Marlboro of 38.7 billion units decreased by 1.4%, market share was up, notably in Brazil and Colombia by 0.7 and 0.9 share points, respectively.

In Argentina, the total cigarette market decreased by 1.8% to 42.6 billion units in 2013. While our cigarette shipment volume of 32.4 billion units decreased by 0.8%, market share increased by 0.7 share points to a record 75.6%, driven by mid-price Philip Morris, up by 2.1 share points to 41.5%, reflecting the positive impact of its capsule variants, partly offset by low-price Next, down by 0.6 share points to 2.5%. Share of Marlboro decreased by 0.3 share points to 23.8%.
In Canada, the total cigarette market decreased by 1.2% to 28.9 billion units in 2013. While our cigarette shipment volume of 10.8 billion units was flat, market share increased by 0.3 share points to 37.2%, with premium brands Benson & Hedges and Belmont up by 0.1 share point each to 2.4% and 2.6%, respectively. Market share of low-price brand Next was up by 1.7 share points to 9.9%, partly offset by mid-price Number 7 and low-price Accord, down by 0.3 and 0.4 share points, to 4.2% and 2.9%, respectively. Market share of mid-price Canadian Classics was flat at 10.1%.
In Mexico, the total cigarette market increased by 3.0% to 34.6 billion units in 2013, primarily reflecting a favorable comparison of price-driven trade inventory movements compared to 2012. Our cigarette shipment volume in 2013 of 25.4 billion units increased by 3.0%. Our market share was flat at 73.5%. While market share of Marlboro and Benson & Hedges was down by 1.3 and 0.7 share points to 52.3% and 5.5%, respectively, reflecting consumer down-trading, our share of the premium price segment was up by 1.0 share point to 90.7%. Market share of Delicados, the second-best-selling brand in the market, increased by 0.8 share points to 11.2%.
2012 compared with 2011
The following discussion compares operating results within each of our reportable segments for 2012 with 2011.

• European Union. Net revenues, which include excise taxes billed to customers, decreased $2.4 billion (8.2%). Excluding excise taxes, net revenues decreased $686 million (7.4%) to $8.5 billion. This decrease was due to:

•	unfavorable currency ($716 million) and

•	unfavorable volume/mix ($445 million), partly offset by

•	price increases ($475 million).

The net revenues of the European Union segment include $1,372 million in 2012 and $1,235 million in 2011 related to sales of OTP. Excluding excise taxes, OTP net revenues for the European Union segment were $475 million in 2012 and $407 million in 2011.
Operating companies income of $4.2 billion decreased by $373 million (8.2%). This decrease was due primarily to:

•	unfavorable currency ($384 million),

•	unfavorable volume/mix ($380 million),

•	higher manufacturing costs ($62 million, mainly related to the mandated conversion to reduced cigarette ignition propensity paper that began in the fourth quarter of 2011) and

•
higher marketing, administration and research costs ($61 million, principally reflecting increased marketing investment behind new brand launches and roll-out of the "Be Marlboro" marketing campaign), partly offset by

•	price increases ($475 million) and

•	lower pre-tax charges for asset impairment and exit costs ($40 million).

The total cigarette market in the European Union declined by 6.1% to 521.2 billion units, due primarily to tax-driven price increases, the unfavorable economic and employment environment, particularly in southern Europe, the growth of the OTP category, and the increased prevalence of illicit trade. Our cigarette shipment volume in the European Union declined by 6.4%, due principally to a lower total market across the region. Our market share in the European Union was down by 0.2 share points to 38.0%, as gains, notably in Belgium, Greece, Finland, Hungary and Poland, were more than offset by declines, primarily in the Czech Republic, France and Portugal.
Shipment volume of Marlboro decreased by 4.6%, mainly due to a lower total market. Marlboro's market share increased 0.2 share points to 18.6%, reflecting a higher share mainly in Belgium, Greece, Hungary, Italy and Poland, which more than offset lower share mainly in France, the Netherlands, Portugal and Spain. Shipment volume of L&M was down by 4.1%. L&M's market share was flat at 6.6%, with gains in Finland, Germany, Poland and the Slovak Republic offset by declines notably in Greece and Portugal. Shipment volume of Chesterfield was up by 4.7%. Chesterfield's market share was up by 0.4 share points to 3.8%, driven notably by gains in Austria, the Czech Republic, France, Hungary, Poland, Portugal, Spain and the United Kingdom. Shipment volume of Philip Morris was down by 1.9%. Despite this decline, market share was up by 0.1 share point to 1.7%, with gains, notably in the Czech Republic and Italy, partly offset by a decline in Portugal and Spain.

Our shipment volume of OTP, in cigarette equivalent units, grew by 16.1%, reflecting a higher total market and share. Our OTP total market share was 12.2%, up by 1.1 share points, driven by gains in the fine cut category, notably in Belgium, up by 3.0 share points to 16.1%; France, up by 0.9 share points to 25.2%; Germany, up by 0.7 share points to 14.7%; Greece, up by 4.7 share points to 12.8%; Italy, up by 16.0 share points to 27.9%, and Spain, up by 1.2 share points to 11.8%.
In the Czech Republic, the total cigarette market was down by 2.8% to 20.5 billion units in 2012, mainly reflecting the impact of excise tax-driven prices increases in the first and second quarters of 2012 and a more than 20% growth of the fine cut category over the full year. Our shipments were down by 7.4%. Market share was down by 2.1 share points to 42.2%, principally reflecting continued share declines for lower-margin local brands, such as Petra and Sparta, down by a combined 1.2 share points to 6.1%, and Red & White, down by 1.2 share points to 11.7%. This decline was partly offset by a higher share of Marlboro, Chesterfield, L&M and Philip Morris, up by 0.2, 0.5, 0.1 and 0.6 share points to 7.4%, 0.8%, 7.1% and 2.9%, respectively.
In France, the total cigarette market was down by 4.9% to 51.5 billion units, mainly reflecting the impact of price increases in the fourth quarters of 2011 and 2012. Our shipments were down by 7.7%. Our market share was down by 0.9 share points to 39.6%, mainly due to Marlboro, down by 0.9 share points to 24.8%, and to L&M, down by 0.3 share points to 2.7%. Market share of premium Philip Morris was up by 0.1 share point to 8.3%, and share of Chesterfield was up by 0.2 share points to 3.3%. Our market share of the fine cut category was up by 0.9 share points to 25.2%.
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
In Italy, the total cigarette market was down by 7.9% to 78.7 billion units, reflecting the impact of price increases in 2011 and March 2012, an unfavorable economic environment, strong growth in the fine cut category, and an increase in illicit trade. Our shipments were down by 7.3%. Our market share was essentially flat at 53.0%, with Marlboro, up by 0.4 share points to 25.4%, fueled by the March 2012 and June 2012 launches of Marlboro Silver and Marlboro Pocket Pack, and Philip Morris, up by 0.5 share points to 1.3%, benefiting from the first-quarter 2012 launch of Philip Morris Selection in the low-price segment, offset by low-price Diana, down by 0.8 share points to 12.4%. Our market share of the fine cut category was up by 16.0 share points to 27.9%.
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
In Spain, the total cigarette market was down by 11.4% to 53.7 billion units, mainly reflecting the impact of price increases in the second half of 2011 and second quarter of 2012, the unfavorable economic environment, the growth of the OTP category and illicit trade. Our shipments were down by 11.4%. Market share was down by 0.4 share points to 30.5%, with higher share of Chesterfield, revamped in the first quarter of 2012, up by 0.6 share points to 9.0%, offset by Marlboro, down by 0.4 share points to 14.3% and Philip Morris, down by 0.3 share points to 0.7%. Market share of L&M was down by 0.2 share points to 6.3%. Our market share of the fine cut category was up by 1.2 share points to 11.8%.
• Eastern Europe, Middle East & Africa. Net revenues, which include excise taxes billed to customers, increased $1.8 billion (10.4%). Excluding excise taxes, net revenues increased $451 million (5.7%) to $8.3 billion. This increase was due to:

•	price increases ($466 million),

•	favorable volume/mix ($425 million) and

•	the impact of acquisitions ($27 million), partially offset by

•	unfavorable currency ($467 million).

Operating companies income of $3.7 billion increased by $497 million (15.4%). This increase was due primarily to:

•	price increases ($466 million),

•	favorable volume/mix ($317 million),

•	lower manufacturing costs ($31 million) and

•	lower pre-tax charges for asset impairment and exit costs ($20 million), partially offset by

•	unfavorable currency ($199 million) and

•	higher marketing, administration and research costs ($141 million, principally related to expenditures in marketing and business infrastructure, mainly in Russia).

Our cigarette shipment volume in EEMA increased by 4.7%, mainly reflecting improved market conditions and higher share in Egypt, a higher market share in Russia, and a higher total market and share in Turkey. Our cigarette shipment volume of premium brands grew by 6.7%, driven by Marlboro, up by 3.6%, and by Parliament, up by 16.5%.
In Russia, the total cigarette market declined by an estimated 1.3% to 370 billion units. Our shipment volume increased by 3.8%, mainly reflecting a higher market share. Shipment volume of our premium portfolio was up by 7.0%, driven by Parliament, up by

15.0%. In the mid-price segment, shipment volume was up by 4.8%, mainly due to L&M, up by 20.4%. In the low-price segment, shipment volume was up by 2.3%, driven by Apollo Soyuz, Bond Street and Next, up by 3.7%, 0.5% and 11.7%, respectively. Our market share of 26.4%, as measured by Nielsen, was up by 0.6 share points. Market share of Parliament was up by 0.3 share points to 3.2%; Marlboro was essentially flat at 1.9%; L&M was up by 0.2 share points to 2.6% and Chesterfield was flat at 3.4%; Bond Street was up by 0.3 share points to 6.5%; Next was up by 0.2 share points to 2.9%; and Apollo Soyuz and Optima were flat at 1.4% and 3.2%, respectively.
In Turkey, the total cigarette market increased by an estimated 8.8% to 99.2 billion units, reflecting: the favorable impact of trade inventory movements in the fourth quarter of 2012 ahead of the January 2013 excise tax increase; a decrease in illicit trade, and a favorable comparison with 2011, which experienced a 10.6% total cigarette market decline in the last three months of the year resulting from excise tax-driven price increases in the fourth quarter. Our shipment volume increased by 12.7%, across each of the premium, mid-price and low-price segments, up by 15.0%, 16.6% and 9.8%, respectively. Our market share, as measured by Nielsen, grew by 0.8 share points to 45.7%, driven by premium Parliament, mid-price Muratti and low-price Lark, up by 0.9, 0.4 and 0.3 share points to 9.0%, 6.6% and 12.2%, respectively, partly offset by a decline in low-price L&M, down by 0.3 share points to 8.4%. Market share of Marlboro was down by 0.1 share point to 9.2%.
In Ukraine, the total cigarette market declined by an estimated 2.6% to 83.4 billion units. Our shipment volume decreased by 0.6%. Our market share, as measured by Nielsen, was up by 0.3 share points to 32.5%. Share for premium Parliament was up by 0.4 share points to 3.2%. Share of Marlboro was flat at 5.8%, Chesterfield was down by 0.4 share points to 7.1% and Bond Street was up by 1.2 share points to 8.4%.
• Asia. Net revenues, which include excise taxes billed to customers, increased $1.5 billion (7.6%). Excluding excise taxes, net revenues increased $493 million (4.6%) to $11.2 billion. This increase was due primarily to:

•	price increases ($551 million) and

•	favorable volume/mix ($57 million), partially offset by

•	unfavorable currency ($116 million).

Operating companies income of $5.2 billion increased by $361 million (7.5%). This increase was due primarily to:

•	price increases ($551 million),

•	lower manufacturing costs ($70 million, reflecting favorable shipping costs related to the Japan hurdle) and

•	favorable currency ($39 million), partly offset by

•	higher marketing, administration and research costs ($172 million, including higher marketing and sales investments in Indonesia),

•	unfavorable volume/mix ($99 million, due primarily to the aforementioned Japan hurdle) and

•	higher pre-tax charges for asset impairment and exit costs ($24 million).
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
In Indonesia, the total cigarette market was up by 8.2% to 302.5 billion units, driven by growth in the premium and mid-price segments. Our shipment volume grew by 17.5%. Our market share was up by 2.8 share points to 35.6%, driven notably by Sampoerna A in the premium segment, up by 1.1 share points to 13.8%, and mid-price U Mild, up by 1.2 share points to 3.3%. Marlboro's market share was up by 0.3 share points to 4.8%, and its share of the “white” cigarettes segment increased by 4.9 share points to 71.2%. Market share of Dji Sam Soe was essentially flat at 7.8%.

In Japan, the total cigarette market increased by 0.7% to 196.6 billion units, reflecting a favorable comparison with 2011 driven by trade inventory de-loading in the first quarter following the October 2010 excise tax-driven price increase. The estimated underlying decline of the total cigarette market in 2012 was approximately 1%. Our shipment volume was down by 9.7%, or up by 0.6%, excluding the additional hurdle volume of 6.3 billion units associated with 2011. Our market share was down by 3.0 share points to 27.7%, or down by 0.5 share points compared to the 2011 exit share of 28.2%. While share of Marlboro was down by 0.7 share points to 12.4%, it was flat compared to its 2011 exit share, supported by the introduction of new Marlboro menthol variants during the year, and up by 1.0 share point compared to its pre-earthquake level. Share of Lark was down by 1.3 share points to 8.4%, or by 0.2 share points compared to its 2011 exit share of 8.6%. Share of Philip Morris was down by 0.5 share points to 2.3%, or by 0.2 share points compared to its 2011 exit share of 2.5%.
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

• Latin America & Canada. Net revenues, which include excise taxes billed to customers, increased $176 million (1.8%). Excluding excise taxes, net revenues increased $22 million (0.7%) to $3.3 billion. This increase was due to:

•	price increases ($267 million), partly offset by

•	unfavorable currency ($196 million) and

•	unfavorable volume/mix ($49 million).

Operating companies income of $1.0 billion increased by $55 million (5.6%). This increase was due primarily to:

•	price increases ($267 million), partly offset by

•	unfavorable volume/mix ($71 million),

•	unfavorable currency ($63 million),

•	higher manufacturing costs ($55 million, primarily related to distribution infrastructure),

•	higher marketing, administration and research costs ($12 million) and

•	higher pre-tax charges for asset impairment and exit costs ($10 million, mainly related to the restructuring of manufacturing facilities).

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
In Canada, the estimated total tax-paid cigarette market increased by 0.9% to 29.3 billion units. Our cigarette shipment volume declined by 1.5%. Our market share was down by 0.9 share points to 36.9%, primarily reflecting share losses in the mid-price segment, reflecting fierce price competition. Market share of premium brand Belmont was up by 0.2 share points to 2.5%, and low-price brand Next was up by 0.9 share points to 8.2%, offset by premium brand Benson & Hedges, mid-price Number 7 and Canadian Classics, and low-price Accord and Quebec Classique, down by 0.2, 0.3, 0.3, 0.5 and 0.2 share points, to 2.3%, 4.5%, 10.1%, 3.3% and 2.3%, respectively.
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

Financial Review

• Net Cash Provided by Operating Activities

Net cash provided by operating activities of $10.1 billion for the year ended December 31, 2013, increased by $714 million from the comparable 2012 period. The increase was due primarily to a decrease in our working capital requirements ($451 million) and lower pension contributions ($57 million).
The favorable movements in working capital were due primarily to the following:

•	more cash provided by accrued liabilities and other current assets ($2.1 billion), largely due to the timing of payments for excise taxes; partly offset by

•	more cash used for income taxes ($969 million), primarily related to the timing of payments, and

•	more cash used for inventories ($685 million), primarily related to the timing of inventory purchases.

On February 7, 2013, we announced a one-year, gross productivity and cost savings target for 2013 of approximately $300 million. During 2013, we exceeded this target primarily through the rationalization of tobacco blends and product specifications and other manufacturing and procurement initiatives.

On February 6, 2014, we announced a one-year gross productivity and cost savings target for 2014 of approximately $300 million. Achievement of the productivity and cost savings target will enable us to offset some of the annual cost increases that are driven by inflation.

Net cash provided by operating activities of $9.4 billion for the year ended December 31, 2012, decreased by $1.1 billion from the comparable 2011 period. The decrease was due primarily to an increase in our working capital requirements ($1.5 billion), partially offset by lower pension contributions ($328 million) and higher net earnings ($275 million).
The unfavorable movements in working capital were due primarily to the following:

•	less cash provided by accrued liabilities and other current assets ($874 million), largely due to the timing of payments for excise taxes (primarily related to forestalling);

•	more cash used for inventories ($692 million), primarily clove and the planned replenishment of tobacco leaf inventories, partly offset by lower finished goods inventories;

•	less cash provided by accounts payable ($189 million), primarily due to the timing of payables for leaf and direct materials, and

•
more cash used for accounts receivable ($147 million), primarily due to price increases for our products, the timing of cash collections and higher trade purchases in anticipation of excise-tax driven price changes; partly offset by

•	more cash provided by income taxes ($407 million), primarily due to higher income tax provisions and the timing of payments.
On February 9, 2012, we announced a one-year gross productivity and cost savings target for 2012 of approximately $300 million. During 2012, we exceeded this target primarily through the rationalization of tobacco blends and product specifications and other manufacturing and procurement initiatives.

• Net Cash Used in Investing Activities

Net cash used in investing activities of $2.7 billion for the year ended December 31, 2013, increased by $1.7 billion from the comparable 2012 period, due primarily to higher cash spent on investments in unconsolidated subsidiaries ($1.4 billion) and higher capital expenditures ($144 million).

Net cash used in investing activities of $992 million for the year ended December 31, 2012, decreased $40 million from the comparable 2011 period, due primarily to cash spent in 2011 to purchase businesses ($80 million), and higher cash proceeds from the sale of fixed assets, partially offset by higher capital expenditures ($159 million).

As previously discussed, on September 30, 2013, we acquired a 49% equity interest in United Arab Emirates-based Arab Investors-TA (FZC) for approximately $625 million. On December 12, 2013, we acquired from Megapolis Investment BV a 20% equity interest in Megapolis Distribution BV, the holding company of CJSC TK Megapolis, our distributor in Russia, for a purchase price of $750 million. For further details, see Note 4. Investments in Unconsolidated Subsidiaries to our consolidated financial statements.

In 2011, we acquired a cigar business, consisting primarily of trademarks in the Australian and New Zealand markets, for $20 million. In 2011, we also completed the acquisition of a cigarette business in Jordan, consisting primarily of cigarette manufacturing assets and inventories, for $42 million.

Our capital expenditures were $1.2 billion in 2013, $1.1 billion in 2012 and $897 million in 2011. The 2013 expenditures were primarily related to investments in reduced-risk products, productivity-enhancing programs, equipment for new products and the expansion of our capacity in Indonesia. We expect total capital expenditures in 2014 of approximately $1.2 billion (including additional capital expenditures related to our ongoing investment in reduced-risk products), to be funded by operating cash flows.

• Net Cash Used in Financing Activities

During 2013, net cash used in financing activities was $8.2 billion, compared with net cash used in financing activities of $8.1 billion during 2012 and $8.3 billion in 2011. During 2013, we used a total of $17.1 billion to repurchase our common stock, pay dividends, repay debt and purchase subsidiary shares from noncontrolling interests. These uses were partially offset by proceeds from our debt offerings and short-term borrowings in 2013 of $9.2 billion. During 2012, we used a total of $15.4 billion to repurchase our common stock, pay dividends, and repay debt. These uses were partially offset by proceeds from our debt offerings and short-term borrowings in 2012 of $7.6 billion. During 2011, we used a total of $12.8 billion to repurchase our common stock, pay dividends, and repay debt. These uses were partially offset by proceeds from our debt offerings and short-term borrowings in 2011 of $4.7 billion.

In May 2013, we announced that Grupo Carso would sell us its remaining 20% interest in our Mexican tobacco business. The sale was completed on September 30, 2013, with the approval of the Mexican antitrust authority, for $703 million. As a result, we now own 100% of our Mexican tobacco business. For further details, see Note 6. Acquisitions and Other Business Arrangements to our consolidated financial statements.

Dividends paid in 2013, 2012 and 2011 were $5.7 billion, $5.4 billion and $4.8 billion, respectively.

• Debt and Liquidity

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

Credit Ratings – The cost and terms of our financing arrangements, as well as our access to commercial paper markets, may be affected by applicable credit ratings. At February 11, 2014, our credit ratings and outlook by major credit rating agencies were as follows:

	Short-term	Long-term	Outlook
Moody’s	P-1	A2	Stable
Standard & Poor’s	A-1	A	Stable
Fitch	F1	A	Stable

Credit Facilities – On January 31, 2014, we extended the term of our existing $2.0 billion 364-day revolving credit facility until February 10, 2015. At February 11, 2014, our committed credit facilities were as follows:

(in billions)

Type	Committed Credit Facilities
364-day revolving credit, expiring February 10, 2015	$2.0
Multi-year revolving credit, expiring March 31, 2015	2.5
Multi-year revolving credit, expiring October 25, 2016	3.5
Total facilities	$8.0

At February 11, 2014, there were no borrowings under the committed credit facilities, and the entire committed amounts were available for borrowing.

On January 7, 2014, we launched a $2.5 billion revolving credit facility with certain financial institutions to replace our $2.5 billion multi-year revolving credit facility, expiring March 31, 2015. The transaction, which is expected to close on February 28, 2014, would extend the credit facility to February 28, 2019.

All banks participating in our committed credit facilities have an investment-grade long-term credit rating from the credit rating agencies. We continuously monitor the credit quality of our banking group, and at this time we are not aware of any potential non-performing credit provider.

Each of these facilities requires us to maintain a ratio of consolidated earnings before interest, taxes, depreciation and amortization (“consolidated EBITDA”) to consolidated interest expense of not less than 3.5 to 1.0 on a rolling four-quarter basis. At December 31, 2013, our ratio calculated in accordance with the agreements was 14.6 to 1.0. These facilities do not include any credit rating triggers, material adverse change clauses or any provisions that could require us to post collateral. We expect to continue to meet our covenants. The terms “consolidated EBITDA” and “consolidated interest expense,” both of which include certain adjustments, are defined in the facility agreements previously filed with the U.S. Securities and Exchange Commission.

In addition to the committed credit facilities discussed above, certain of our subsidiaries maintain short-term credit arrangements to meet their respective working capital needs. These credit arrangements, which amounted to approximately $2.4 billion at December 31, 2013, and $2.0 billion at December 31, 2012, are for the sole use of our subsidiaries. Borrowings under these arrangements amounted to $1.0 billion at December 31, 2013, and $447 million at December 31, 2012.

Commercial Paper Program – We have commercial paper programs in place in the U.S. and in Europe. At December 31, 2013 and 2012, we had $1.4 billion and $2.0 billion, respectively, of commercial paper outstanding.

Effective April 19, 2013, our commercial paper program in the U.S. was increased by $2.0 billion. As a result, our commercial paper programs in place in the U.S. and in Europe currently have an aggregate issuance capacity of $8.0 billion.

The existence of the commercial paper program and the committed credit facilities, coupled with our operating cash flows, will enable us to meet our liquidity requirements.

Debt – Our total debt was $27.7 billion at December 31, 2013, and $22.8 billion at December 31, 2012. Fixed-rate debt constituted approximately 90% of our total debt at December 31, 2013, and 88% of our total debt at December 31, 2012. The weighted-average all-in financing cost of our total debt was 3.5% in 2013, compared to 4.0% in 2012. See Note 16. Fair Value Measurements to our consolidated financial statements for a discussion of our disclosures related to the fair value of debt. The amount of debt that we can issue is subject to approval by our Board of Directors.

On February 28, 2011, we filed a shelf registration statement with the U.S. Securities and Exchange Commission under which we may from time to time sell debt securities and/or warrants to purchase debt securities over a three-year period. During February 2014, we plan to file a new shelf registration statement with the Securities and Exchange Commission.

Our debt offerings in 2013 were as follows:

(in millions)
Type		Face Value	Interest Rate	Issuance	Maturity
U.S. dollar notes	(a)	$400	Floating	March 2013	February 2015
U.S. dollar notes	(b)	$600	2.625%	March 2013	March 2023
U.S. dollar notes	(b)	$850	4.125%	March 2013	March 2043
U.S. dollar notes	(c)	$750	1.875%	November 2013	January 2019
U.S. dollar notes	(d)	$500	3.600%	November 2013	November 2023
U.S. dollar notes	(d)	$750	4.875%	November 2013	November 2043
EURO notes	(e) (g)	€1,250 (approximately $1,621)	1.750%	March 2013	March 2020
EURO notes	(e) (g)	€750 (approximately $972)	2.750%	March 2013	March 2025
EURO notes	(f) (g)	€500 (approximately $648)	3.125%	June 2013	June 2033
Swiss franc notes	(e) (g)	CHF200 (approximately $217)	0.875%	March 2013	March 2019

(a) Interest on these notes is payable quarterly in arrears beginning in May 2013. The notes will bear interest from date of issuance at a rate per annum, reset quarterly, equal to three-month LIBOR plus 0.05%.
(b) Interest on these notes is payable semiannually in arrears beginning in September 2013.
(c) Interest on these notes is payable semiannually in arrears beginning in July 2014.
(d) Interest on these notes is payable semiannually in arrears beginning in May 2014.
(e) Interest on these notes is payable annually in arrears beginning in March 2014.
(f) Interest on these notes is payable annually in arrears beginning in June 2014.
(g) USD equivalents for foreign currency notes were calculated based on exchange rates on the date of issuance.

The net proceeds from the sale of the securities listed in the table above were used to meet our working capital requirements, to repurchase our common stock, to refinance debt and for general corporate purposes.
As a result of the debt issuances shown in the table above, the weighted-average time to maturity of our long-term debt has increased from 10.1 years at the end of 2012 to 10.8 years at the end of 2013.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations – We have no off-balance sheet arrangements, including special purpose entities, other than guarantees and contractual obligations discussed below.

Guarantees – At December 31, 2013, we were contingently liable for $0.8 billion of guarantees of our own performance, which were primarily related to excise taxes on the shipment of our products. There is no liability in the consolidated financial statements associated with these guarantees. At December 31, 2013, our third-party guarantees were insignificant.

Aggregate Contractual Obligations – The following table summarizes our contractual obligations at December 31, 2013:

		Payments Due
	Total	2014	2015-2016	2017-2018	2019 and Thereafter
(in millions)
Long-term debt (1)	$25,539	$1,255	$4,093	$3,804	$16,387
RBH Legal Settlement (2)	175	36	77	62	—
Colombian Investment and Cooperation Agreement (3)	117	8	16	13	80
Interest on borrowings (4)	10,690	890	1,591	1,311	6,898
Operating leases (5)	846	218	284	133	211
Purchase obligations (6):
Inventory and production costs	4,153	1,677	1,118	583	775
Other	2,010	1,100	579	328	3
	6,163	2,777	1,697	911	778
Other long-term liabilities (7)	434	67	118	39	210
	$43,964	$5,251	$7,876	$6,273	$24,564

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
(4) Amounts represent the expected cash payments of our interest expense on our long-term debt, including the current portion of long-term debt. Interest on our fixed-rate debt is presented using the stated interest rate. Interest on our variable rate debt is estimated using the rate in effect at December 31, 2013. Amounts exclude the amortization of debt discounts, the amortization of loan fees and fees for lines of credit that would be included in interest expense in the consolidated statements of earnings.
(5) Amounts represent the minimum rental commitments under non-cancelable operating leases.
(6) Purchase obligations for inventory and production costs (such as raw materials, indirect materials and supplies, packaging, co-manufacturing arrangements, storage and distribution) are commitments for projected needs to be utilized in the normal course of business. Other purchase obligations include commitments for marketing, advertising, capital expenditures, information technology and professional services. Arrangements are considered purchase obligations if a contract specifies all significant terms, including fixed or minimum quantities to be purchased, a pricing structure and approximate timing of the transaction. Amounts represent the minimum commitments under non-cancelable contracts. Any amounts reflected on the consolidated balance sheet as accounts payable and accrued liabilities are excluded from the table above.
(7) Other long-term liabilities consist primarily of postretirement health care costs and accruals established for employment costs. The following long-term liabilities included on the consolidated balance sheet are excluded from the table above: accrued pension and postemployment costs, tax contingencies, insurance accruals and other accruals. We are unable to estimate the timing of payments (or contributions in the case of accrued pension costs) for these items. Currently, we anticipate making pension contributions of approximately $171 million in 2014, based on current tax and benefit laws (as discussed in Note 13. Benefit Plans to our consolidated financial statements).

The E.C. agreement payments discussed below are excluded from the table above, as the payments are subject to adjustment based on certain variables including our market share in the EU.

E.C. Agreement – In 2004, we entered into an agreement with the European Commission (acting on behalf of the European Community) that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. This agreement has been signed by all 27 Member States. This agreement calls for payments that are to be adjusted based on certain variables, including our market share in the European Union in the year preceding payment. Because future additional payments are subject to these variables, we record these payments as an expense in cost of sales when product is shipped. In addition, we are also responsible to pay the excise taxes, VAT and customs duties on qualifying product seizures of up to 90 million cigarettes and are subject to payments of five times the applicable taxes and duties if qualifying product seizures exceed 90 million cigarettes in a given year. To date, our annual payments related to product seizures have been immaterial. Total charges related to the E.C. Agreement of $81 million, $78 million and $86 million were recorded in cost of sales in 2013, 2012 and 2011, respectively.

• Equity and Dividends

As discussed in Note 9. Stock Plans to our consolidated financial statements, during 2013, we granted 2.8 million shares of deferred stock awards to eligible employees at a weighted-average grant date fair value of $88.43 per share. Equity awards generally vest three or more years after the date of the award, subject to earlier vesting on death or disability or normal retirement, or separation from employment by mutual agreement after reaching age 58.

In May 2012, our stockholders approved the Philip Morris International Inc. 2012 Performance Incentive Plan (the “2012 Plan”). The 2012 Plan replaced the 2008 Performance Incentive Plan (the “2008 Plan”), and, as a result, there will be no additional grants under the 2008 Plan. Under the 2012 Plan, we may grant to eligible employees restricted stock, restricted stock units and deferred stock units, performance-based cash incentive awards and performance-based equity awards. While the 2008 Plan authorized incentive stock options, non-qualified stock options and stock appreciation rights, the 2012 Plan does not authorize any grants of stock options or stock appreciation rights. Up to 30 million shares of our common stock may be issued under the 2012 Plan. At December 31, 2013, shares available for grant under the 2012 plan were 27,211,610.

On May 1, 2010, we began repurchasing shares under a three-year $12.0 billion share repurchase program that was authorized by our Board of Directors in February 2010. On July 31, 2012, we completed this share repurchase program ahead of schedule. In total, we purchased 179.1 million shares for $12.0 billion under this program.

On August 1, 2012, we began repurchasing shares under a new three-year $18.0 billion share repurchase program that was authorized by our Board of Directors in June 2012. From August 1, 2012, through December 31, 2013, we repurchased 99.4 million shares of our common stock at a cost of $8.9 billion under this new repurchase program. During 2013, we repurchased 67.2 million shares at a cost of $6.0 billion.

On February 6, 2014, we announced that our forecast includes a share repurchase target amount for 2014 of $4.0 billion.

Dividends paid in 2013 were $5.7 billion. During the third quarter of 2013, our Board of Directors announced a 10.6% increase in the quarterly dividend to $0.94 per common share. As a result, the present annualized dividend rate is $3.76 per common share.

Market Risk

• Counterparty Risk - We predominantly work with financial institutions with strong short- and long-term credit ratings as assigned by Standard & Poor’s and Moody’s. These banks are also part of a defined group of relationship banks. Non-investment grade institutions are only used in certain emerging markets to the extent required by local business needs. We have a conservative approach when it comes to choosing financial counterparties and financial instruments. As such we do not invest or hold investments in any structured or equity-linked products. The majority of our cash and cash equivalents is currently invested in bank deposits maturing within less than 30 days.

We continuously monitor and assess the credit worthiness of all our counterparties.

• Derivative Financial Instruments - We operate in markets outside of the United States, with manufacturing and sales facilities in various locations throughout the world. Consequently, we use certain financial instruments to manage our foreign currency and interest rate exposure. We use derivative financial instruments principally to reduce our exposure to market risks resulting from fluctuations in foreign exchange rates by creating offsetting exposures. We are not a party to leveraged derivatives and, by policy, do not use derivative financial instruments for speculative purposes.

See Note 15. Financial Instruments, Note 16. Fair Value Measurements and Note 22. Balance Sheet Offsetting to our consolidated financial statements for further details on our derivative financial instruments and the related collateral arrangements.

• Value at Risk - We use a value at risk computation to estimate the potential one-day loss in the fair value of our interest-rate-sensitive financial instruments and to estimate the potential one-day loss in pre-tax earnings of our foreign currency price-sensitive derivative financial instruments. This computation includes our debt, short-term investments, and foreign currency forwards, swaps and options. Anticipated transactions, foreign currency trade payables and receivables, and net investments in foreign subsidiaries, which the foregoing instruments are intended to hedge, were excluded from the computation.

The computation estimates were made assuming normal market conditions, using a 95% confidence interval. We use a “variance/co-variance” model to determine the observed interrelationships between movements in interest rates and various currencies. These interrelationships were determined by observing interest rate and forward currency rate movements over the preceding quarter for determining value at risk at December 31, 2013 and 2012, and over each of the four preceding quarters for the calculation of average value at risk amounts during each year. The values of foreign currency options do not change on a one-to-one basis with the underlying currency and were valued accordingly in the computation.

The estimated potential one-day loss in fair value of our interest-rate-sensitive instruments, primarily debt, under normal market conditions and the estimated potential one-day loss in pre-tax earnings from foreign currency instruments under normal market conditions, as calculated in the value at risk model, were as follows:

	Pre-Tax Earnings Impact
(in millions)	At 12/31/13	Average	High	Low
Instruments sensitive to:
Foreign currency rates	$16	$27	$43	$16

	Fair Value Impact
(in millions)	At 12/31/13	Average	High	Low
Instruments sensitive to:
Interest rates	$60	$75	$111	$56

	Pre-Tax Earnings Impact
(in millions)	At 12/31/12	Average	High	Low
Instruments sensitive to:
Foreign currency rates	$20	$32	$50	$20

	Fair Value Impact
(in millions)	At 12/31/12	Average	High	Low
Instruments sensitive to:
Interest rates	$70	$71	$76	$66

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
Increases in cigarette taxes are expected to continue to have an adverse impact on our sales of cigarettes, due to resulting lower consumption levels, a shift in sales from manufactured cigarettes to other tobacco products and from the premium-price to the mid-price or low-price cigarette categories, where we may be under-represented, from local sales to legal cross-border purchases of lower price products, or to illicit products such as contraband, counterfeit and "illicit whites."

• Our business faces significant governmental action aimed at increasing regulatory requirements with the goal of reducing or preventing the use of tobacco products.
Governmental actions, combined with the diminishing social acceptance of smoking and private actions to restrict smoking, have resulted in reduced industry volume in many of our markets, and we expect that such factors will continue to reduce consumption levels and will increase down-trading and the risk of counterfeiting, contraband, "illicit whites" and cross-border purchases. Significant regulatory developments will take place over the next few years in most of our markets, driven principally by the World Health Organization's Framework Convention on Tobacco Control (“FCTC”). The FCTC is the first international public health treaty on tobacco, and its objective is to establish a global agenda for tobacco regulation. The FCTC has led to increased efforts by tobacco control advocates and public health organizations to reduce the palatability and attractiveness of tobacco products to adult smokers. Regulatory initiatives that have been proposed, introduced or enacted include:

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
We compete primarily on the basis of product quality, brand recognition, brand loyalty, taste, innovation, packaging, service, marketing, advertising and price. We are subject to highly competitive conditions in all aspects of our business. The competitive environment and our competitive position can be significantly influenced by weak economic conditions, erosion of consumer confidence, competitors' introduction of lower-price products or innovative products, higher tobacco product taxes, higher absolute prices and larger gaps between retail price categories, and product regulation that diminishes the ability to differentiate tobacco products. Competitors include three large international tobacco companies and several regional and local tobacco companies and, in some instances, state-owned tobacco enterprises, principally in Algeria, China, Egypt, Taiwan, Thailand and Vietnam. Industry consolidation and privatizations of state-owned enterprises have led to an overall increase in competitive pressures. Some competitors have different profit and volume objectives, and some international competitors are susceptible to changes in different currency exchange rates.

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
In periods of economic uncertainty, consumers may tend to purchase lower-price brands, and the volume of our premium-price and mid-price brands and our profitability could suffer accordingly. Such down-trading trends may be reinforced by regulation that limits branding, communication and product differentiation.

• We lose revenues as a result of counterfeiting, contraband, cross-border purchases and non-tax paid volume by local manufacturers.
Large quantities of counterfeit cigarettes are sold in the international market. We believe that Marlboro is the most heavily counterfeited international cigarette brand, although we cannot quantify the revenues we lose as a result of this activity. In addition, our revenues are reduced by contraband, legal cross-border purchases and non-tax paid volume by local manufacturers.

• From time to time, we are subject to governmental investigations on a range of matters.
Investigations include allegations of contraband shipments of cigarettes, allegations of unlawful pricing activities within certain markets, allegations of underpayment of customs duties and/or excise taxes, allegations of false and misleading usage of descriptors and allegations of unlawful advertising. We cannot predict the outcome of those investigations or whether additional investigations may be commenced, and it is possible that our business could be materially affected by an unfavorable outcome of pending or future investigations. See “Management's Discussion and Analysis of Financial Condition and Results of Operations-Operating Results by Business Segment-Business Environment-Governmental Investigations” for a description of certain governmental investigations to which we are subject.

• We may be unsuccessful in our attempts to produce products with the potential to reduce the risk of smoking-related diseases compared to cigarettes.

We continue to seek ways to develop commercially viable new product technologies that may reduce the risk of smoking-related diseases in comparison to cigarettes. Our goal is to develop products whose potential for exposure, risk and harm reduction can be substantiated and provide adult smokers the taste, sensory experience, nicotine delivery profile and ritual characteristics that are similar to those currently provided by cigarettes. We may not succeed in these efforts. If we do not succeed, but others do, we may be at a competitive disadvantage. Furthermore, we cannot predict whether regulators will permit the marketing of tobacco products with claims of reduced exposure, risk or harm, which could significantly undermine the commercial viability of these products.

• Our reported results could be adversely affected by unfavorable currency exchange rates, and currency devaluations could impair our competitiveness.
We conduct our business primarily in local currency and, for purposes of financial reporting, the local currency results are translated into U.S. dollars based on average exchange rates prevailing during a reporting period. During times of a strengthening U.S. dollar, our reported net revenues and operating income will be reduced because the local currency translates into fewer U.S. dollars. During periods of local economic crises, foreign currencies may be devalued significantly against the U.S. dollar, reducing our margins. Actions to recover margins may result in lower volume and a weaker competitive position.

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

• We may be unable to expand our brand portfolio through successful acquisitions or the development of strategic business relationships.
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

• Government mandated prices, production control programs, shifts in crops driven by economic conditions and the impact of climate change may increase the cost or reduce the quality of the tobacco and other agricultural products used to manufacture our products.
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

• We may be required to replace third-party contract manufacturers or service providers with our own resources.

In certain instances, we contract with third parties to manufacture some of our products or product parts or to provide other services. We may be unable to renew these agreements on satisfactory terms for numerous reasons, including government regulations. Accordingly, our costs may increase significantly if we must replace such third parties with our own resources.

Selected Financial Data—Five-Year Review

(in millions of dollars, except per share data)

	2013	2012(1)	2011(1)	2010(1)	2009(1)
Summary of Operations:
Net revenues	$80,029	$77,393	$76,346	$67,713	$62,080
Cost of sales	10,410	10,373	10,678	9,713	9,022
Excise taxes on products	48,812	46,016	45,249	40,505	37,045
Gross profit	20,807	21,004	20,419	17,495	16,013
Operating income	13,515	13,863	13,342	11,208	10,046
Interest expense, net	973	859	800	876	797
Earnings before income taxes	12,542	13,004	12,542	10,332	9,249
Pre-tax profit margin	15.7%	16.8%	16.4%	15.3%	14.9%
Provision for income taxes	3,670	3,833	3,653	2,826	2,691
Net earnings	8,850	9,154	8,879	7,498	6,552
Net earnings attributable to noncontrolling interests	274	354	288	239	210
Net earnings attributable to PMI	8,576	8,800	8,591	7,259	6,342
Basic earnings per share	5.26	5.17	4.85	3.93	3.25
Diluted earnings per share	5.26	5.17	4.85	3.92	3.24
Dividends declared per share	3.58	3.24	2.82	2.44	2.24
Capital expenditures	1,200	1,056	897	713	715
Depreciation and amortization	882	898	993	932	853
Property, plant and equipment, net	6,755	6,645	6,250	6,499	6,390
Inventories	9,846	8,949	8,120	8,317	9,207
Total assets	38,168	37,670	35,488	35,050	34,552
Long-term debt	24,023	17,639	14,828	13,370	13,672
Total debt	27,678	22,839	18,545	16,502	15,416
Stockholders' (deficit) equity	(6,274)	(3,154)	551	3,933	6,145
Common dividends declared as a % of Diluted EPS	68.1%	62.7%	58.1%	62.2%	69.1%
Market price per common share — high/low	96.73-82.86	94.13-72.85	79.42-55.85	60.87-42.94	52.35-32.04
Closing price of common share at year end	87.13	83.64	78.48	58.53	48.19
Price/earnings ratio at year end — Diluted	17	16	16	15	15
Number of common shares outstanding at year end (millions)	1,589	1,654	1,726	1,802	1,887
Number of employees	91,100	87,100	78,100	78,300	77,300

(1) Certain amounts have been reclassified to conform with the current year's presentation due to the separate disclosure of investments in unconsolidated subsidiaries.
This Selected Financial Data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements.

Consolidated Balance Sheets
(in millions of dollars, except share data)

at December 31,	2013	2012
Assets
Cash and cash equivalents	$2,154	$2,983
Receivables (less allowances of $53 in 2013 and $56 in 2012)	3,853	3,589
Inventories:
Leaf tobacco	3,709	3,548
Other raw materials	1,596	1,610
Finished product	4,541	3,791
	9,846	8,949
Deferred income taxes	502	450
Other current assets	497	619
Total current assets	16,852	16,590
Property, plant and equipment, at cost:
Land and land improvements	671	708
Buildings and building equipment	4,013	3,948
Machinery and equipment	8,409	8,380
Construction in progress	864	843
	13,957	13,879
Less: accumulated depreciation	7,202	7,234
	6,755	6,645
Goodwill (Note 3)	8,893	9,900
Other intangible assets, net (Note 3)	3,193	3,619
Investments in unconsolidated subsidiaries (Note 4)	1,536	24
Other assets	939	892
Total Assets	$38,168	$37,670

See notes to consolidated financial statements.

at December 31,	2013	2012
Liabilities
Short-term borrowings (Note 7)	$2,400	$2,419
Current portion of long-term debt (Note 7)	1,255	2,781
Accounts payable	1,274	1,103
Accrued liabilities:
Marketing and selling	503	527
Taxes, except income taxes	6,492	5,350
Employment costs	949	896
Dividends payable	1,507	1,418
Other	1,382	952
Income taxes	1,192	1,456
Deferred income taxes	112	114
Total current liabilities	17,066	17,016
Long-term debt (Note 7)	24,023	17,639
Deferred income taxes	1,477	1,875
Employment costs	1,313	2,574
Other liabilities	563	419
Total liabilities	44,442	39,523
Contingencies (Note 21)
Redeemable noncontrolling interest (Note 23)	—	1,301
Stockholders’ (Deficit) Equity
Common stock, no par value (2,109,316,331 shares issued in 2013 and 2012)	—	—
Additional paid-in capital	723	1,334
Earnings reinvested in the business	27,843	25,076
Accumulated other comprehensive losses	(4,190)	(3,604)
	24,376	22,806
Less: cost of repurchased stock (520,313,919 and 455,703,347 shares in 2013 and 2012, respectively)	32,142	26,282
Total PMI stockholders’ deficit	(7,766)	(3,476)
Noncontrolling interests	1,492	322
Total stockholders’ deficit	(6,274)	(3,154)
Total Liabilities and Stockholders’ (Deficit) Equity	$38,168	$37,670

Consolidated Statements of Earnings
(in millions of dollars, except per share data)

for the years ended December 31,	2013	2012	2011
Net revenues	$80,029	$77,393	$76,346
Cost of sales	10,410	10,373	10,678
Excise taxes on products	48,812	46,016	45,249
Gross profit	20,807	21,004	20,419
Marketing, administration and research costs	6,890	6,961	6,870
Asset impairment and exit costs (Note 5)	309	83	109
Amortization of intangibles	93	97	98
Operating income	13,515	13,863	13,342
Interest expense, net (Note 14)	973	859	800
Earnings before income taxes	12,542	13,004	12,542
Provision for income taxes	3,670	3,833	3,653
Equity (income)/loss in unconsolidated subsidiaries, net	22	17	10
Net earnings	8,850	9,154	8,879
Net earnings attributable to noncontrolling interests	274	354	288
Net earnings attributable to PMI	$8,576	$8,800	$8,591
Per share data (Note 10):
Basic earnings per share	$5.26	$5.17	$4.85
Diluted earnings per share	$5.26	$5.17	$4.85

Consolidated Statements of Comprehensive Earnings
(in millions of dollars)

for the years ended December 31,	2013	2012	2011
Net earnings	$8,850	$9,154	$8,879
Other comprehensive earnings (losses), net of income taxes:
Change in currency translation adjustments:
Unrealized gains (losses), net of income taxes of $227 in 2013, $6 in 2012 and $10 in 2011	(1,876)	15	(852)
(Gains)/ losses transferred to earnings, net of income taxes of $- in 2013	(12)	—	—
Change in net loss and prior service cost:
Net gains (losses) and prior service costs, net of income taxes of ($81) in 2013, $144 in 2012 and $148 in 2011	1,079	(943)	(1,031)
Amortization of net losses, prior service costs and net transition costs, net of income taxes of ($49) in 2013, ($37) in 2012 and ($23) in 2011	243	160	94
Change in fair value of derivatives accounted for as hedges:
(Gains)/losses transferred to earnings, net of income taxes of $34 in 2013, $3 in 2012 and ($2) in 2011	(235)	(22)	18
Gains/(losses) recognized, net of income taxes of ($30) in 2013, ($14) in 2012 and ($1) in 2011	206	99	(5)
Change in fair value of equity securities	—	—	(1)
Total other comprehensive losses	(595)	(691)	(1,777)

Total comprehensive earnings	8,255	8,463	7,102
Less comprehensive earnings attributable to:
Noncontrolling interests	197	210	137
Redeemable noncontrolling interest	68	194	97
Comprehensive earnings attributable to PMI	$7,990	$8,059	$6,868

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' (Deficit) Equity
(in millions of dollars, except per share data)

	PMI Stockholders’ (Deficit) Equity
	Common Stock	Additional Paid-in Capital	Earnings Reinvested in the Business	Accumulated Other Comprehensive Losses	Cost of Repurchased Stock	Noncontrolling Interests		Total
Balances, January 1, 2011	$—	$1,225	$18,133	$(1,140)	$(14,712)	$427		$3,933
Net earnings			8,591			191	(1)	8,782	(1)
Other comprehensive losses, net of income taxes				(1,723)		(54)	(1)	(1,777)	(1)
Exercise of stock options and issuance of other stock awards		12			212			224
Dividends declared ($2.82 per share)			(4,967)					(4,967)
Payments to noncontrolling interests						(241)		(241)
Purchase of subsidiary shares from noncontrolling interests		(2)				(1)		(3)
Common stock repurchased					(5,400)			(5,400)
Balances, December 31, 2011	—	1,235	21,757	(2,863)	(19,900)	322		551
Net earnings			8,800			183	(1)	8,983	(1)
Other comprehensive earnings (losses), net of income taxes				(741)		27	(1)	(714)	(1)
Issuance of stock awards and exercise of stock options		100			118			218
Dividends declared ($3.24 per share)			(5,481)					(5,481)
Payments to noncontrolling interests						(209)		(209)
Purchase of subsidiary shares from noncontrolling interests		(1)				(1)		(2)
Common stock repurchased					(6,500)			(6,500)
Balances, December 31, 2012	—	1,334	25,076	(3,604)	(26,282)	322		(3,154)
Net earnings			8,576			175	(1)	8,751	(1)
Other comprehensive losses, net of income taxes				(535)		(29)	(1)	(564)	(1)
Issuance of stock awards and exercise of stock options		61			140			201
Dividends declared ($3.58 per share)			(5,809)					(5,809)
Payments to noncontrolling interests						(210)		(210)
Purchase of subsidiary shares from noncontrolling interests		(672)		(51)		(41)		(764)
Transfer of redeemable noncontrolling interest						1,275		1,275
Common stock repurchased					(6,000)			(6,000)
Balances, December 31, 2013	$—	$723	$27,843	$(4,190)	$(32,142)	$1,492		$(6,274)

(1) Net earnings attributable to noncontrolling interests exclude $99 million of earnings related to the redeemable noncontrolling interest, which were originally reported outside of the equity section and are included in the redeemable noncontrolling interest amount transferred to equity during 2013. Other comprehensive losses, net of income taxes, also exclude $33 million of net currency translation adjustment losses and a $2 million reduction of net loss and prior service costs related to the redeemable noncontrolling interest prior to the date of transfer. Net earnings attributable to noncontrolling interests exclude $171 million of earnings related to the redeemable noncontrolling interest, which is reported outside of the equity section in the consolidated balance sheet at December 31, 2012. Other comprehensive earnings (losses), net of income taxes, also exclude $25 million of net currency translation adjustment gains and $2 million of net loss and prior service cost losses related to the redeemable noncontrolling interest at December 31, 2012. Net earnings attributable to noncontrolling interests exclude $97 million of earnings related to the redeemable noncontrolling interest, which is reported outside the equity section in the consolidated balance sheet at December 31, 2011. Other comprehensive losses, net of income taxes, also exclude less than $1 million of net currency translation adjustment losses related to the redeemable noncontrolling interest at December 31, 2011.
See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(in millions of dollars)

for the years ended December 31,	2013	2012	2011
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Net earnings	$8,850	$9,154	$8,879
Adjustments to reconcile net earnings to operating cash flows:
Depreciation and amortization	882	898	993
Deferred income tax (benefit) provision	(28)	(248)	15
Asset impairment and exit costs, net of cash paid	288	26	11
Cash effects of changes, net of the effects from acquired companies:
Receivables, net	(449)	(398)	(251)
Inventories	(1,413)	(728)	(36)
Accounts payable	103	10	199
Income taxes	(331)	638	231
Accrued liabilities and other current assets	1,880	(183)	691
Pension plan contributions	(150)	(207)	(535)
Other	503	459	332
Net cash provided by operating activities	10,135	9,421	10,529
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES
Capital expenditures	(1,200)	(1,056)	(897)
Investments in unconsolidated subsidiaries	(1,418)	(6)	(36)
Purchase of businesses, net of acquired cash	—	—	(80)
Other	(62)	70	(19)
Net cash used in investing activities	(2,680)	(992)	(1,032)

See notes to consolidated financial statements.

for the years ended December 31,	2013	2012	2011
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Short-term borrowing activity by original maturity:
Net issuances (repayments) - maturities of 90 days or less	$(1,099)	$1,515	$(968)
Issuances - maturities longer than 90 days	2,000	603	921
Repayments - maturities longer than 90 days	(849)	(1,220)	(179)
Long-term debt proceeds	7,181	5,516	3,767
Long-term debt repaid	(2,738)	(2,237)	(1,483)
Repurchases of common stock	(5,963)	(6,525)	(5,372)
Issuances of common stock	—	1	75
Dividends paid	(5,720)	(5,404)	(4,788)
Purchase of subsidiary shares from noncontrolling interests	(703)	(2)	(3)
Other	(324)	(347)	(308)
Net cash used in financing activities	(8,215)	(8,100)	(8,338)
Effect of exchange rate changes on cash and cash equivalents	(69)	104	(312)
Cash and cash equivalents:
(Decrease) Increase	(829)	433	847
Balance at beginning of year	2,983	2,550	1,703
Balance at end of year	$2,154	$2,983	$2,550

Cash Paid:
Interest	$978	$986	$963
Income taxes	$3,999	$3,420	$3,366

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
The consolidated financial statements include PMI, as well as its wholly owned and majority-owned subsidiaries. Investments in which PMI exercises significant influence (generally 20%-50% ownership interest) are accounted for under the equity method of accounting. Investments in which PMI has an ownership interest of less than 20%, or does not exercise significant influence, are accounted for under the cost method of accounting. All intercompany transactions and balances have been eliminated.

Certain prior years' amounts have been reclassified to conform with the current year's presentation, due to the separate disclosure of investments in unconsolidated subsidiaries. For further details, see Note 4. Investments in Unconsolidated Subsidiaries.

Note 2.

Summary of Significant Accounting Policies:
Cash and cash equivalents
Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less.
Depreciation
Property, plant and equipment are stated at historical cost and depreciated by the straight-line method over the estimated useful lives of the assets. Machinery and equipment are depreciated over periods ranging from 3 to 15 years, and buildings and building improvements over periods up to 40 years. Depreciation expense for 2013, 2012 and 2011 was $789 million, $801 million and $895 million, respectively.
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

Foreign currency translation
PMI translates the results of operations of its subsidiaries and affiliates using average exchange rates during each period, whereas balance sheet accounts are translated using exchange rates at the end of each period. Currency translation adjustments are recorded as a component of stockholders’ (deficit) equity. In addition, some of PMI’s subsidiaries have assets and liabilities denominated in currencies other than their functional currencies, and to the extent those are not designated as net investment hedges, these assets and liabilities generate transaction gains and losses when translated into their respective functional currencies. PMI recorded net transaction losses of $123 million, $51 million and $24 million for the years ended December 31, 2013, 2012 and 2011, respectively, in marketing, administration and research costs on the consolidated statements of earnings.
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
Revenue recognition
PMI recognizes revenues, net of sales incentives and including shipping and handling charges billed to customers, either upon shipment or delivery of goods when title and risk of loss pass to customers. Excise taxes billed by PMI to customers are reported in net revenues. Shipping and handling costs are classified as part of cost of sales and were $833 million, $802 million and $905 million for the years ended December 31, 2013, 2012 and 2011, respectively.
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
Excess tax benefits from the vesting of stock-based awards of $13 million, $24 million and $19 million were recognized in additional paid-in capital as of December 31, 2013, 2012 and 2011, respectively, and were presented as financing cash flows.

Note 3.

Goodwill and Other Intangible Assets, net:
Goodwill and other intangible assets, net, by segment were as follows:

	Goodwill		Other Intangible Assets, net
(in millions)	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
European Union	$1,472	$1,448	$604	$647
Eastern Europe, Middle East & Africa	617	637	228	242
Asia	3,960	4,791	1,251	1,542
Latin America & Canada	2,844	3,024	1,110	1,188
Total	$8,893	$9,900	$3,193	$3,619

Goodwill is due primarily to PMI’s acquisitions in Canada, Indonesia, Mexico, Greece, Serbia, Colombia and Pakistan, as well as the business combination in the Philippines. The movements in goodwill were as follows:

(in millions)	European Union	Eastern Europe, Middle East & Africa	Asia	Latin America & Canada	Total
Balance at January 1, 2012	$1,392	$666	$4,966	$2,904	$9,928
Changes due to:
Currency	56	(29)	(175)	120	(28)
Balances, December 31, 2012	1,448	637	4,791	3,024	9,900
Changes due to:
Currency	24	(20)	(831)	(180)	(1,007)
Balance at December 31, 2013	$1,472	$617	$3,960	$2,844	$8,893

Additional details of other intangible assets were as follows:

	December 31, 2013		December 31, 2012
(in millions)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-amortizable intangible assets	$1,798		$2,046
Amortizable intangible assets	1,940	$545	2,046	$473
Total other intangible assets	$3,738	$545	$4,092	$473

Non-amortizable intangible assets substantially consist of trademarks from PMI’s acquisitions in Indonesia in 2005 and Mexico in 2007. Amortizable intangible assets primarily consist of certain trademarks, distribution networks and non-compete agreements associated with business combinations. The gross carrying amount, range of useful lives as well as the weighted-average remaining useful life of amortizable intangible assets at December 31, 2013, were as follows:

Description (in millions)	Gross Carrying Amount	Initial Estimated Useful Lives	Weighted-Average Remaining Useful Life
Trademarks	$1,586	2 - 40 years	24 years
Distribution networks	160	20 - 30 years	14 years
Non-compete agreements	135	3 - 10 years	1 year
Other (including farmer contracts and intellectual property rights)	59	12.5 - 17 years	12 years
	$1,940

Pre-tax amortization expense for intangible assets during the years ended December 31, 2013, 2012 and 2011, was $93 million, $97 million and $98 million, respectively. Amortization expense for each of the next five years is estimated to be approximately $93 million, assuming no additional transactions occur that require the amortization of intangible assets.

The decrease in the gross carrying amount of other intangible assets from December 31, 2012, was due primarily to currency movements.

Note 4.

Investments in Unconsolidated Subsidiaries:

At December 31, 2013 and 2012, PMI had total investments in unconsolidated subsidiaries of $1,536 million and $24 million, respectively, which were accounted for under the equity method of accounting. Equity method investments are initially recorded at cost. Under the equity method of accounting, the investment is adjusted for PMI's proportionate share of earnings or losses. The carrying value of our equity method investments at December 31, 2013, exceeded our share of the unconsolidated subsidiaries book value by $579 million, including $519 million attributable to goodwill. The difference between the investment carrying value and the amount of underlying equity in net assets, excluding the $519 million attributable to goodwill, is being amortized on a straight-line basis over the underlying assets' estimated useful lives of 4 to 20 years.
On September 30, 2013, PMI acquired a 49% equity interest in United Arab Emirates-based Arab Investors-TA (FZC) (“AITA”) for approximately $625 million. As a result of this transaction, PMI holds an approximate 25% economic interest in Société des Tabacs Algéro-Emiratie (“STAEM”), an Algerian joint venture that is 51% owned by AITA and 49% by the Algerian state-owned enterprise Société Nationale des Tabacs et Allumettes SpA. STAEM manufactures and distributes under license some of PMI’s brands. The initial investment in AITA was recorded at cost and is included in investments in unconsolidated subsidiaries on the consolidated balance sheet at December 31, 2013.
On December 12, 2013, PMI acquired from Megapolis Investment BV a 20% equity interest in Megapolis Distribution BV, the holding company of CJSC TK Megapolis ("Megapolis"), PMI's distributor in Russia, for a purchase price of $750 million. An additional payment of up to $100 million, which is contingent on Megapolis' operational performance over the four fiscal years following the closing of the transaction, will also be made by PMI if the performance criteria are satisfied. PMI has also agreed to provide Megapolis Investment BV with a $100 million interest-bearing loan. PMI and Megapolis Investment BV have agreed to set off any future contingent payments owed by PMI against the future repayments due under the loan agreement. Any loan repayments in excess of the contingent consideration earned by the performance of Megapolis are due to be repaid, in cash, to PMI on March 31, 2017. At December 31, 2013, PMI has recorded a $100 million asset related to the loan receivable and a discounted liability of $86 million related to the contingent consideration. The initial investment in Megapolis was recorded at cost and is included in investments in unconsolidated subsidiaries on the consolidated balance sheet at December 31, 2013. The determination of the basis difference for Megapolis was not finalized as of December 31, 2013.
At December 31, 2013 and 2012, PMI's investments in other unconsolidated subsidiaries were $42 million and $24 million, respectively, with ownership percentages ranging from 40% to 50%.
As of December 31, 2013, PMI had approximately $345 million of net sales (since the related acquisition dates of AITA and Megapolis), $470 million in receivables, $100 million in notes receivable and $86 million in debt relating to agreements with its unconsolidated subsidiaries within the EEMA Region. These agreements, which are in the ordinary course of business, are primarily for distribution, contract manufacturing and licenses. PMI eliminated its respective share of all significant intercompany transactions with the equity method investees.

Note 5.

Asset Impairment and Exit Costs:
During 2013, 2012 and 2011, pre-tax asset impairment and exit costs consisted of the following:

(in millions)	2013	2012	2011
Separation programs:
European Union	$13	$—	$35
Eastern Europe, Middle East & Africa	14	—	6
Asia	19	13	7
Latin America & Canada	5	29	15
Total separation programs	51	42	63
Contract termination charges:
Eastern Europe, Middle East & Africa	250	—	12
Asia	8	13	—
Total contract termination charges	258	13	12
Asset impairment charges:
European Union	—	5	10
Eastern Europe, Middle East & Africa	—	5	7
Asia	—	13	8
Latin America & Canada	—	5	9
Total asset impairment charges	—	28	34
Asset impairment and exit costs	$309	$83	$109
Exit Costs
Separation Programs
PMI recorded pre-tax separation program charges of $51 million, $42 million and $63 million for the years ended December 31, 2013, 2012 and 2011, respectively. The 2013 pre-tax separation program charges primarily related to the restructuring of global and regional functions based in Switzerland and Australia. The 2012 pre-tax separation program charges primarily related to severance costs associated with factory restructurings. The 2011 pre-tax separation program charges primarily related to severance costs for factory and R&D restructurings.
Contract Termination Charges
During 2013, PMI recorded exit costs of $258 million related to the termination of distribution agreements in Eastern Europe, Middle East & Africa (due to a new business model in Egypt) and Asia. During 2012, PMI recorded exit costs of $13 million related to the termination of distribution agreements in Asia. During 2011, PMI recorded exit costs of $12 million related to the termination of a distribution agreement in Eastern Europe, Middle East & Africa.
Movement in Exit Cost Liabilities
The movement in exit cost liabilities for PMI was as follows:

(in millions)
Liability balance, January 1, 2012	$28
Charges	55
Cash spent	(57)
Currency/other	(6)
Liability balance, December 31, 2012	$20
Charges	309
Cash spent	(21)
Currency/other	—
Liability balance, December 31, 2013	$308
Cash payments related to exit costs at PMI were $21 million, $57 million and $98 million for the years ended December 31, 2013, 2012 and 2011, respectively. Future cash payments for exit costs incurred to date are expected to be approximately $308 million, and these costs will be substantially paid in 2014.

Asset Impairment Charges
PMI recorded pre-tax asset impairment charges of $28 million and $34 million for the years ended December 31, 2012 and 2011, respectively, primarily related to the consolidation of R&D activities as well as charges for factory restructurings.

Note 6.

Acquisitions and Other Business Arrangements:
Mexico

In May 2013, PMI announced that Grupo Carso, S.A.B. de C.V. ("Grupo Carso") would sell to PMI its remaining 20% interest in PMI's Mexican tobacco business. The sale was completed on September 30, 2013, with the approval of the Mexican antitrust authority, for $703 million. As a result, PMI now owns 100% of its Mexican tobacco business. A director of PMI has an affiliation with Grupo Carso. The final purchase price is subject to a potential adjustment based on the actual performance of the Mexican tobacco business over the three-year period ending two fiscal years after the closing of the purchase. In addition, upon declaration, PMI will pay a dividend of approximately $38 million to Grupo Carso related to the earnings of the Mexican tobacco business for the nine months ended September 30, 2013. The purchase of the remaining 20% interest resulted in a decrease to PMI's additional paid-in capital of $672 million.
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

Note 7.

Indebtedness:
Short-Term Borrowings
At December 31, 2013 and 2012, PMI’s short-term borrowings and related average interest rates consisted of the following:

	December 31, 2013		December 31, 2012
(in millions)	Amount Outstanding	Average Year-End Rate	Amount Outstanding	Average Year-End Rate
Commercial paper	$1,387	0.1%	$1,972	0.2%
Bank loans	1,013	5.7	447	6.6
	$2,400		$2,419
Given the mix of subsidiaries and their respective local economic environments, the average interest rate for bank loans above can vary significantly from day to day and country to country.
The fair values of PMI’s short-term borrowings at December 31, 2013 and 2012, based upon current market interest rates, approximate the amounts disclosed above.

Long-Term Debt
At December 31, 2013 and 2012, PMI’s long-term debt consisted of the following:

(in millions)	2013	2012
U.S. dollar notes, 0.287% to 6.875% (average interest rate 4.105%), due through 2043	$16,500	$14,702
Foreign currency obligations:
Euro notes, 1.750% to 5.875% (average interest rate 3.340%), due through 2033	7,303	3,724
Swiss franc notes, 0.875% to 2.000% (average interest rate 1.240%), due through 2021	1,289	1,579
Other (average interest rate 3.621%), due through 2024	186	415
	25,278	20,420
Less current portion of long-term debt	1,255	2,781
	$24,023	$17,639
Other debt:
Other foreign currency debt above includes mortgage debt in Switzerland at December 31, 2013 and 2012, and debt from our business combination in the Philippines at December 31, 2012. Other foreign currency debt also includes capital lease obligations.

Debt Issuances Outstanding:
PMI’s debt issuances outstanding at December 31, 2013 were as follows:

(in millions)
Type		Face Value	Interest Rate	Issuance	Maturity
U.S. dollar notes		$1,250	6.875%	November 2008	March 2014
U.S. dollar notes		$400	Floating	March 2013	February 2015
U.S. dollar notes		$650	2.500%	May 2011	May 2016
U.S. dollar notes		$600	2.500%	August 2011(a)	May 2016
U.S. dollar notes		$550	1.625%	March 2012	March 2017
U.S. dollar notes		$750	1.125%	August 2012	August 2017
U.S. dollar notes		$2,500	5.650%	May 2008	May 2018
U.S. dollar notes		$750	1.875%	November 2013	January 2019
U.S. dollar notes		$1,000	4.500%	March 2010	March 2020
U.S. dollar notes		$350	4.125%	May 2011	May 2021
U.S. dollar notes		$750	2.900%	November 2011	November 2021
U.S. dollar notes		$750	2.500%	August 2012	August 2022
U.S. dollar notes		$600	2.625%	March 2013	March 2023
U.S. dollar notes		$500	3.600%	November 2013	November 2023
U.S. dollar notes		$1,500	6.375%	May 2008	May 2038
U.S. dollar notes		$750	4.375%	November 2011	November 2041
U.S. dollar notes		$700	4.500%	March 2012	March 2042
U.S. dollar notes		$750	3.875%	August 2012	August 2042
U.S. dollar notes		$850	4.125%	March 2013	March 2043
U.S. dollar notes		$750	4.875%	November 2013	November 2043
EURO notes	(b)	€750 (approximately $1,105)	5.875%	September 2008	September 2015
EURO notes	(b)	€750 (approximately $976)	5.750%	March 2009	March 2016
EURO notes	(b)	€750 (approximately $951)	2.125%	May 2012	May 2019
EURO notes	(b)	€1,250 (approximately $1,621)	1.750%	March 2013	March 2020
EURO notes	(b)	€600 (approximately $761)	2.875%	May 2012	May 2024
EURO notes	(b)	€750 (approximately $972)	2.750%	March 2013	March 2025
EURO notes	(b)	€500 (approximately $648)	3.125%	June 2013	June 2033
Swiss franc notes	(b)	CHF325 (approximately $362)	1.000%	December 2011	December 2016
Swiss franc notes	(b)	CHF200 (approximately $217)	0.875%	March 2013	March 2019
Swiss franc notes	(b)	CHF325 (approximately $334)	1.000%	September 2012	September 2020
Swiss franc notes	(b)	CHF300 (approximately $335)	2.000%	December 2011	December 2021

(a) The notes are a further issuance of the 2.500% notes issued by PMI in May 2011.
(b) USD equivalents for foreign currency notes were calculated based on exchange rates on the date of issuance.
The net proceeds from the sale of the securities listed in the table above were used to meet PMI’s working capital requirements, to repurchase PMI’s common stock, to refinance debt and for general corporate purposes.

Aggregate maturities:
Aggregate maturities of long-term debt are as follows:

(in millions)
2014	$1,255
2015	1,439
2016	2,654
2017	1,302
2018	2,502
2019-2023	8,389
2024-2028	2,010
Thereafter	5,988
25,539
Debt discounts	(261)
Total long-term debt	$25,278
See Note 16. Fair Value Measurements for additional disclosures related to the fair value of PMI’s debt.

Credit Facilities
On February 12, 2013, PMI entered into a 364-day revolving credit facility in the amount of $2.0 billion.
At December 31, 2013, PMI’s total committed credit facilities and commercial paper outstanding were as follows:

Type (in billions of dollars)	Committed Credit Facilities	Commercial Paper
364-day revolving credit, expiring February 11, 2014	$2.0
Multi-year revolving credit, expiring March 31, 2015	2.5
Multi-year revolving credit, expiring October 25, 2016	3.5
Total facilities	$8.0
Commercial paper outstanding		$1.4

At December 31, 2013, there were no borrowings under these committed credit facilities, and the entire committed amounts were available for borrowing.

On January 31, 2014, PMI extended the term of its existing $2.0 billion 364-day revolving credit facility until February 10, 2015.

Each of these facilities requires PMI to maintain a ratio of consolidated earnings before interest, taxes, depreciation and amortization (“consolidated EBITDA”) to consolidated interest expense of not less than 3.5 to 1.0 on a rolling four-quarter basis. At December 31, 2013, PMI’s ratio calculated in accordance with the agreements was 14.6 to 1.0. These facilities do not include any credit rating triggers, material adverse change clauses or any provisions that could require PMI to post collateral. The terms “consolidated EBITDA” and “consolidated interest expense,” both of which include certain adjustments, are defined in the facility agreements previously filed with the Securities and Exchange Commission.

In addition to the committed credit facilities discussed above, certain subsidiaries maintain short-term credit arrangements to meet their respective working capital needs. These credit arrangements, which amounted to approximately $2.4 billion at December 31, 2013, and $2.0 billion at December 31, 2012, are for the sole use of the subsidiaries. Borrowings under these arrangements amounted to $1.0 billion at December 31, 2013, and $447 million at December 31, 2012.

Note 8.

Capital Stock:
Shares of authorized common stock are 6.0 billion; issued, repurchased and outstanding shares were as follows:

	Shares Issued	Shares Repurchased	Shares Outstanding
Balances, January 1, 2011	2,109,316,331	(307,532,841)	1,801,783,490
Repurchase of shares		(80,514,257)	(80,514,257)
Exercise of stock options and issuance of other stock awards		4,639,433	4,639,433
Balances, December 31, 2011	2,109,316,331	(383,407,665)	1,725,908,666
Repurchase of shares		(74,897,499)	(74,897,499)
Issuance of stock awards and exercise of stock options		2,601,817	2,601,817
Balances, December 31, 2012	2,109,316,331	(455,703,347)	1,653,612,984
Repurchase of shares		(67,231,392)	(67,231,392)
Issuance of stock awards and exercise of stock options		2,620,820	2,620,820
Balances, December 31, 2013	2,109,316,331	(520,313,919)	1,589,002,412
On May 1, 2010, PMI commenced a $12.0 billion three-year share repurchase program. On July 31, 2012, PMI completed, ahead of schedule, the $12.0 billion share repurchase program, which resulted in the purchase of 179.1 million shares at an average price of $66.99 per share. On August 1, 2012, PMI commenced a three-year $18 billion share repurchase program that was authorized by PMI's Board of Directors in June 2012. From August 1, 2012, through December 31, 2013, PMI repurchased 99.4 million shares of its common stock at a cost of $8.9 billion, or $89.03 per share, under this repurchase program. During 2013, 2012 and 2011, PMI repurchased $6.0 billion, $6.5 billion and $5.4 billion, respectively, of its common stock.
At December 31, 2013, 36,591,569 shares of common stock were reserved for stock options and other stock awards under PMI’s stock plans, and 250 million shares of preferred stock, without par value, were authorized but unissued. PMI currently has no plans to issue any shares of preferred stock.

Note 9.

Stock Plans:
Performance Incentive Plan and Stock Compensation Plan for Non-Employee Directors
In May 2012, PMI's stockholders approved the Philip Morris International Inc. 2012 Performance Incentive Plan (the "2012 Plan"). The 2012 Plan replaced the 2008 Performance Incentive Plan (the "2008 Plan") and, as a result, there will be no additional grants under the

2008 Plan. Under the 2012 Plan, PMI may grant to eligible employees restricted stock, restricted stock units and deferred stock units, performance-based cash incentive awards and performance-based equity awards. While the 2008 Plan authorized incentive stock options, non-qualified stock options and stock appreciation rights, the 2012 Plan does not authorize any stock options or stock appreciation rights. Up to 30 million shares of PMI’s common stock may be issued under the 2012 Plan. At December 31, 2013, shares available for grant under the 2012 Plan were 27,211,610.
In 2008, PMI adopted the Philip Morris International Inc. 2008 Stock Compensation Plan for Non-Employee Directors (the “Non-Employee Directors Plan”). A non-employee director is defined as a member of the PMI Board of Directors who is not a full-time employee of PMI or of any corporation in which PMI owns, directly or indirectly, stock possessing at least 50% of the total combined voting power of all classes of stock entitled to vote in the election of directors in such corporation. Up to 1 million shares of PMI common stock may be awarded under the Non-Employee Directors Plan. As of December 31, 2013, shares available for grant under the plan were 783,905.
Restricted and Deferred Stock Awards
PMI may grant restricted stock and deferred stock awards to eligible employees; recipients may not sell, assign, pledge or otherwise encumber such shares or awards. Such shares or awards are subject to forfeiture if certain employment conditions are not met. Restricted stock and deferred stock awards generally vest on the third anniversary of the grant date.

Shares of restricted stock carry voting and dividend rights. Deferred stock awards carry no such rights, although they do earn dividend equivalents.

During 2013, the activity for restricted stock and deferred stock awards was as follows:

	Number of Shares	Weighted- Average Grant Date Fair Value Per Share
Balance at January 1, 2013	9,484,865	$62.44
Granted	2,783,310	88.43
Vested	(3,276,901)	50.02
Forfeited	(171,974)	73.02
Balance at December 31, 2013	8,819,300	$75.05
The weighted-average grant date fair value of the restricted stock and deferred stock awards granted to PMI employees during the years ended December 31, 2013, 2012 and 2011, was $246 million, $258 million and $229 million, or $88.43, $79.59 and $59.44 per restricted or deferred share, respectively. The fair value of the restricted stock and deferred stock awards at the date of grant is amortized to expense ratably over the restriction period. PMI recorded compensation expense for the restricted and deferred stock awards of $220 million, $242 million and $162 million for the years ended December 31, 2013, 2012 and 2011, respectively. During the first quarter of 2012, compensation expense included approximately $27 million of accelerated expense primarily associated with employees approaching or reaching certain age milestones that accelerate the vesting. As of December 31, 2013, PMI had $225 million of total unrecognized compensation costs related to non-vested restricted and deferred stock awards. These costs are expected to be recognized over a weighted-average period of two years, subject to earlier vesting on death or disability or normal retirement, or separation from employment by mutual agreement after reaching age 58.
During the year ended December 31, 2013, 3.3 million shares of PMI restricted and deferred stock awards vested. The grant date fair value of all the vested shares was approximately $164 million. The total fair value of the awards that vested in 2013 was approximately $296 million.
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

Stock Option Awards
At December 31, 2013, PMI shares subject to option that remain under the 2008 Plan were as follows:

	Shares Subject to Option	Weighted- Average Exercise Price	Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at January 1, 2013	36,811	$26.13
Options exercised	(14,097)	22.50
Options cancelled	—	—
Balance/Exercisable at December 31, 2013	22,714	$28.38	0.4 years	$1	million
For the years ended December 31, 2013, 2012 and 2011, the total intrinsic value of PMI stock options exercised was $1 million, $2 million and $129 million, respectively.

Note 10.

Earnings per Share:
Unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are participating securities and therefore are included in PMI’s earnings per share calculation pursuant to the two-class method.

Basic and diluted earnings per share (“EPS”) were calculated using the following:

	For the Years Ended December 31,
(in millions)	2013	2012	2011
Net earnings attributable to PMI	$8,576	$8,800	$8,591
Less distributed and undistributed earnings attributable to share-based payment awards	45	48	49
Net earnings for basic and diluted EPS	$8,531	$8,752	$8,542
Weighted-average shares for basic EPS	1,622	1,692	1,761
Plus incremental shares from assumed conversions:
Stock options	—	—	1
Weighted-average shares for diluted EPS	1,622	1,692	1,762
For the 2013, 2012 and 2011 computations, there were no antidilutive stock options.

Note 11.

Income Taxes:
Earnings before income taxes and provision for income taxes consisted of the following for the years ended December 31, 2013, 2012 and 2011:

(in millions)	2013	2012	2011
Earnings before income taxes	$12,542	$13,004	$12,542
Provision for income taxes:
United States federal:
Current	$247	$226	$270
Deferred	(5)	(61)	118
Total United States	242	165	388
Outside United States:
Current	3,451	3,855	3,368
Deferred	(23)	(187)	(103)
Total outside United States	3,428	3,668	3,265
Total provision for income taxes	$3,670	$3,833	$3,653
United States income tax is primarily attributable to repatriation costs.
At December 31, 2013, applicable United States federal income taxes and foreign withholding taxes have not been provided on approximately $20 billion of accumulated earnings of foreign subsidiaries that are expected to be permanently reinvested. These earnings have been or will be invested to support the growth of PMI's international business. Further, PMI does not foresee a need to repatriate these earnings to the U.S. since its U.S. cash requirements are supported by distributions from foreign entities of earnings that have not been designated as permanently reinvested and existing credit facilities. Repatriation of earnings from foreign subsidiaries for which PMI has asserted that the earnings are permanently reinvested would result in additional U.S. income and foreign withholding taxes. The determination of the amount of deferred tax related to these earnings is not practicable due to the complexity of the U.S. foreign tax credit regime, as well as differences between earnings determined for book and tax purposes mainly resulting from intercompany transactions, purchase accounting and currency fluctuations.
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
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in millions)	2013	2012	2011
Balance at January 1,	$124	$104	$95
Additions based on tax positions related to the current year	15	9	17
Additions for tax positions of previous years	3	309	8
Reductions for tax positions of prior years	(2)	(1)	(8)
Reductions due to lapse of statute of limitations	(16)	—	(7)
Settlements	(10)	(297)	—
Other	—	—	(1)
Balance at December 31,	$114	$124	$104
During 2012, PMI recorded additions to the unrecognized tax benefits liability for tax positions of previous years of $309 million. Included in this amount is $287 million, which is related to the conclusion of the IRS examination of Altria's consolidated tax returns for the years 2004-2006. The settlement with the IRS resulted in a reduction of the unrecognized tax benefits liability of $296 million in the same period (reflected in the $297 million of settlements in the table above). After consideration of the impact of the settlement on repatriation costs for subsequent tax years as well as interest costs, the net impact on the 2012 effective tax rate was $79 million, as noted below.
Unrecognized tax benefits and PMI’s liability for contingent income taxes, interest and penalties were as follows:

(in millions)	December 31, 2013	December 31, 2012	December 31, 2011
Unrecognized tax benefits	$114	$124	$104
Accrued interest and penalties	24	37	28
Tax credits and other indirect benefits	(56)	(72)	(55)
Liability for tax contingencies	$82	$89	$77
The amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was $56 million at December 31, 2013. The remainder, if recognized, would principally affect deferred taxes.
For the years ended December 31, 2013, 2012 and 2011, PMI recognized (expense) income in its consolidated statements of earnings of $10 million, $(65) million and less than $1 million, respectively, related to interest and penalties.
PMI is regularly examined by tax authorities around the world and is currently under examination in a number of jurisdictions. The U.S. federal statute of limitations remains open for the years 2007 and onward. Foreign and U.S. state jurisdictions have statutes of limitations generally ranging from three to five years. Years still open to examination by foreign tax authorities in major jurisdictions include Germany (2007 onward), Indonesia (2008 onward), Russia (2010 onward) and Switzerland (2012 onward).
It is reasonably possible that within the next twelve months certain tax examinations will close, which could result in a change in unrecognized tax benefits, along with related interest and penalties. An estimate of any possible change cannot be made at this time.

The effective income tax rate on pre-tax earnings differed from the U.S. federal statutory rate for the following reasons for the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
U.S. federal statutory rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:
Foreign rate differences	(12.2)	(11.8)	(12.5)
Dividend repatriation cost	6.6	6.0	6.5
Other	(0.1)	0.3	0.1
Effective tax rate	29.3%	29.5%	29.1%
The American Taxpayer Relief Act of 2012 (the “Act”) was enacted on January 2, 2013. Included in the Act were extensions through 2013 of several expired or expiring temporary business tax provisions, commonly referred to as “extenders.” The tax impact of new legislation is recognized in the reporting period in which it is enacted. Therefore, PMI recognized the impact of the Act, which was $17 million of expense, in the consolidated financial statements in the first quarter of 2013.

The 2013 effective tax rate decreased 0.2 percentage points to 29.3%. The 2013 effective tax rate was unfavorably impacted by the additional expense associated with the Act ($17 million) and the enactment of tax law changes in Mexico ($14 million). Excluding these special tax items, the change in the effective tax rate for the year ended December 31, 2013, was primarily due to earnings mix and repatriation cost differences.

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

The tax effects of temporary differences that gave rise to deferred income tax assets and liabilities consisted of the following:

	At December 31,
(in millions)	2013	2012
Deferred income tax assets:
Accrued postretirement and postemployment benefits	$264	$279
Accrued pension costs	135	262
Inventory	170	135
Accrued liabilities	139	150
Foreign exchange	146	52
Other	144	139
Total deferred income tax assets	998	1,017
Deferred income tax liabilities:
Trade names	(738)	(816)
Property, plant and equipment	(311)	(320)
Unremitted earnings	(735)	(845)
Total deferred income tax liabilities	(1,784)	(1,981)
Net deferred income tax liabilities	$(786)	$(964)

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
PMI’s management evaluates segment performance and allocates resources based on operating companies income, which PMI defines as operating income, excluding general corporate expenses and amortization of intangibles, plus equity (income)/loss in unconsolidated subsidiaries, net. Interest expense, net, and provision for income taxes are centrally managed; accordingly, such items are not presented by segment since they are excluded from the measure of segment profitability reviewed by management. Information about total assets by segment is not disclosed because such information is not reported to or used by PMI’s chief operating decision maker. Segment goodwill and other intangible assets, net, are disclosed in Note 3. Goodwill and Other Intangible Assets, net. The accounting policies of the segments are the same as those described in Note 2. Summary of Significant Accounting Policies.
Segment data were as follows:

	For the Years Ended December 31,
(in millions)	2013	2012	2011
Net revenues:
European Union	$28,303	$27,338	$29,768
Eastern Europe, Middle East & Africa	20,695	19,272	17,452
Asia	20,987	21,071	19,590
Latin America & Canada	10,044	9,712	9,536
Net revenues(1)	$80,029	$77,393	$76,346
Earnings before income taxes:
Operating companies income:
European Union	$4,238	$4,187	$4,560
Eastern Europe, Middle East & Africa	3,779	3,726	3,229
Asia	4,622	5,197	4,836
Latin America & Canada	1,134	1,043	988
Amortization of intangibles	(93)	(97)	(98)
General corporate expenses	(187)	(210)	(183)
Less:
Equity (income)/loss in unconsolidated subsidiaries, net	22	17	10
Operating income	13,515	13,863	13,342
Interest expense, net	(973)	(859)	(800)
Earnings before income taxes	$12,542	$13,004	$12,542

(1) Total net revenues attributable to customers located in Germany, PMI’s largest market in terms of net revenues, were $7.8 billion, $7.7 billion and $8.1 billion for the years ended December 31, 2013, 2012 and 2011, respectively.

	For the Years Ended December 31,
(in millions)	2013	2012	2011
Depreciation expense:
European Union	$190	$181	$210
Eastern Europe, Middle East & Africa	227	211	227
Asia	277	315	358
Latin America & Canada	85	84	90
	779	791	885
Other	10	10	10
Total depreciation expense	$789	$801	$895
Capital expenditures:
European Union	$480	$391	$382
Eastern Europe, Middle East & Africa	247	197	133
Asia	317	277	208
Latin America & Canada	156	127	140
	1,200	992	863
Other	—	64	34
Total capital expenditures	$1,200	$1,056	$897

	At December 31,
(in millions)	2013	2012	2011
Long-lived assets:
European Union	$3,403	$3,065	$2,938
Eastern Europe, Middle East & Africa	1,265	1,215	1,094
Asia	1,758	1,824	1,681
Latin America & Canada	759	719	678
	7,185	6,823	6,391
Other	208	139	146
Total long-lived assets	$7,393	$6,962	$6,537

Long-lived assets consist of non-current assets other than goodwill; other intangible assets, net; deferred tax assets, and investments in unconsolidated subsidiaries. PMI’s largest market in terms of long-lived assets is Switzerland. Total long-lived assets located in Switzerland, which is reflected in the European Union segment above, were $1.1 billion, $1.1 billion and $1.0 billion at December 31, 2013, 2012 and 2011, respectively.
Items affecting the comparability of results from operations were as follows:

•	Asset Impairment and Exit Costs - See Note 5. Asset Impairment and Exit Costs for a breakdown of asset impairment and exit costs by segment.

•	Acquisitions and Other Business Arrangements - For further details, see Note 6. Acquisitions and Other Business Arrangements.

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

Pension Plans
Obligations and Funded Status
The benefit obligations, plan assets and funded status of PMI’s pension plans at December 31, 2013 and 2012, were as follows:

	U.S. Plans		Non-U.S. Plans
(in millions)	2013	2012	2013	2012
Benefit obligation at January 1,	$383	$352	$7,262	$5,625
Service cost	7	6	255	189
Interest cost	16	16	169	189
Benefits paid	(13)	(16)	(156)	(160)
Termination, settlement and curtailment	—	—	(3)	(8)
Assumption changes	(45)	28	(894)	1,176
Actuarial losses (gains)	16	(3)	76	41
Currency	—	—	141	167
Other	—	—	43	43
Benefit obligation at December 31,	364	383	6,893	7,262
Fair value of plan assets at January 1,	284	269	5,627	4,778
Actual return on plan assets	33	27	731	625
Employer contributions	1	4	149	203
Employee contributions	—	—	47	47
Benefits paid	(13)	(16)	(156)	(160)
Termination, settlement and curtailment	—	—	(2)	(5)
Currency	—	—	170	139
Fair value of plan assets at December 31,	305	284	6,566	5,627
Net pension liability recognized at December 31,	$(59)	$(99)	$(327)	$(1,635)
At December 31, 2013 and 2012, the Swiss pension plan represented 58% of the non-U.S. benefit obligation and approximately 60% of the non-U.S. fair value of plan assets, respectively.

At December 31, 2013 and 2012, the combined U.S. and non-U.S. pension plans resulted in a net pension liability of $386 million and $1,734 million, respectively. These amounts were recognized in PMI’s consolidated balance sheets at December 31, 2013 and 2012, as follows:

(in millions)	2013	2012
Other assets	$151	$29
Accrued liabilities — employment costs	(55)	(22)
Long-term employment costs	(482)	(1,741)
	$(386)	$(1,734)
The accumulated benefit obligation, which represents benefits earned to date, for the U.S. pension plans was $339 million and $354 million at December 31, 2013 and 2012, respectively. The accumulated benefit obligation for non-U.S. pension plans was $6,257 million and $6,469 million at December 31, 2013 and 2012, respectively.

For U.S. pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation and accumulated benefit obligation were $86 million and $77 million, respectively, as of December 31, 2013. The projected benefit obligation and accumulated benefit obligation were $86 million and $78 million, respectively, as of December 31, 2012. The underfunding relates to plans for salaried employees that cannot be funded under IRS regulations. For non-U.S. plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were $1,429 million, $1,295 million, and $1,034 million, respectively, as of December 31, 2013, and $6,786 million, $6,058 million, and $5,162 million, respectively, as of December 31, 2012.
The following weighted-average assumptions were used to determine PMI’s benefit obligations at December 31:

	U.S. Plans		Non-U.S. Plans
	2013	2012	2013	2012
Discount rate	4.80%	4.05%	3.09%	2.38%
Rate of compensation increase	3.00	3.50	2.34	2.61
The discount rate for the largest U.S. and non-U.S. plans is based on a yield curve constructed from a portfolio of high quality corporate bonds that produces a cash flow pattern equivalent to each plan’s expected benefit payments.  The discount rate for the remaining non-U.S. plans is developed from local bond indices that match local benefit obligations as closely as possible.
Components of Net Periodic Benefit Cost
Net periodic pension cost consisted of the following for the years ended December 31, 2013, 2012 and 2011:

	U.S. Plans			Non-U.S. Plans
(in millions)	2013	2012	2011	2013	2012	2011
Service cost	$7	$6	$5	$255	$189	$178
Interest cost	16	16	16	169	189	205
Expected return on plan assets	(16)	(15)	(15)	(347)	(320)	(323)
Amortization:
Net losses	11	9	5	205	120	58
Prior service cost	1	1	1	9	9	8
Net transition obligation	—	—	—	—	1	1
Termination, settlement and curtailment	—	2	2	1	—	1
Net periodic pension cost	$19	$19	$14	$292	$188	$128
Termination, settlement and curtailment charges were due primarily to early retirement programs.

For the combined U.S. and non-U.S. pension plans, the estimated net loss and prior service cost that are expected to be amortized from accumulated other comprehensive earnings into net periodic benefit cost during 2014 are $117 million and $7 million, respectively.
The following weighted-average assumptions were used to determine PMI’s net pension cost:

	U.S. Plans			Non-U.S. Plans
	2013	2012	2011	2013	2012	2011
Discount rate	4.05%	4.50%	5.40%	2.38%	3.40%	4.00%
Expected rate of return on plan assets	5.70	5.70	6.25	6.11	6.21	6.21
Rate of compensation increase	3.50	3.50	3.50	2.61	2.66	2.90
PMI’s expected rate of return on plan assets is determined by the plan assets’ historical long-term investment performance, current asset allocation and estimates of future long-term returns by asset class.
PMI and certain of its subsidiaries sponsor defined contribution plans. Amounts charged to expense for defined contribution plans totaled $69 million, $66 million and $61 million for the years ended December 31, 2013, 2012 and 2011, respectively.
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

The fair value of PMI’s pension plan assets at December 31, 2013 and 2012, by asset category was as follows:

Asset Category (in millions)	At December 31, 2013	Quoted Prices In Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$608	$608	$—	$—
Equity securities:
U.S. securities	119	119	—	—
International securities	1,280	1,280	—	—
Investment funds(a)	4,508	2,805	1,703	—
International government bonds	317	313	4	—
Corporate bonds	2	2	—	—
Other	37	37	—	—
Total	$6,871	$5,164	$1,707	$—

(a) Investment funds whose objective seeks to replicate the returns and characteristics of specified market indices (primarily MSCI — Europe, Switzerland, North America, Asia Pacific, Japan; Russell 3000; S&P 500 for equities, and Citigroup EMU and Barclays Capital U.S. for bonds), primarily consist of mutual funds, common trust funds and commingled funds. Of these funds, 61% are invested in U.S. and international equities; 24% are invested in U.S. and international government bonds; 8% are invested in corporate bonds, and 7% are invested in real estate and other money markets.

Asset Category (in millions)	At December 31, 2012	Quoted Prices In Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$420	$420	$—	$—
Equity securities:
U.S. securities	106	106	—	—
International securities	1,129	1,129	—	—
Investment funds(b)(c)	3,805	2,313	1,492	—
International government bonds	411	411	—	—
Corporate bonds	3	3	—	—
Other	37	37	—	—
Total	$5,911	$4,419	$1,492	$—
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
(c) Mutual funds in the amount of $1,363 million were transferred from Level 2 to Level 1 because they are actively traded on a daily basis.

See Note 16. Fair Value Measurements for a discussion of the fair value of pension plan assets.
PMI makes, and plans to make, contributions, to the extent that they are tax deductible and to meet specific funding requirements of its funded U.S. and non-U.S. plans. Currently, PMI anticipates making contributions of approximately $171 million in 2014 to its pension plans, based on current tax and benefit laws. However, this estimate is subject to change as a result of changes in tax and other benefit laws, as well as asset performance significantly above or below the assumed long-term rate of return on pension assets, or changes in interest rates.

The estimated future benefit payments from PMI pension plans at December 31, 2013, are as follows:

(in millions)	U.S. Plans	Non-U.S. Plans
2014	$48	$246
2015	18	255
2016	18	250
2017	21	260
2018	19	276
2019 - 2023	119	1,576
Postretirement Benefit Plans
Net postretirement health care costs consisted of the following for the years ended December 31, 2013, 2012 and 2011:

	U.S. Plans			Non-U.S. Plans
(in millions)	2013	2012	2011	2013	2012	2011
Service cost	$3	$2	$2	$2	$2	$2
Interest cost	5	5	5	5	5	5
Amortization:
Net losses	3	2	1	2	1	1
Net postretirement health care costs	$11	$9	$8	$9	$8	$8
The following weighted-average assumptions were used to determine PMI’s net postretirement costs for the years ended December 31, 2013, 2012 and 2011:

	U.S. Plans			Non-U.S. Plans
	2013	2012	2011	2013	2012	2011
Discount rate	4.05%	4.50%	5.40%	4.59%	5.45%	5.14%
Health care cost trend rate	7.50	7.50	8.00	6.46	6.55	6.29

PMI’s postretirement health care plans are not funded. The changes in the accumulated benefit obligation and net amount accrued at December 31, 2013 and 2012, were as follows:

	U.S. Plans		Non-U.S. Plans
(in millions)	2013	2012	2013	2012
Accumulated postretirement benefit obligation at January 1,	$132	$115	$113	$96
Service cost	3	2	2	2
Interest cost	5	5	5	5
Benefits paid	(5)	(4)	(5)	(5)
Assumption changes	(23)	10	(5)	11
Actuarial losses (gains)	1	4	(3)	6
Plan changes	—	—	(1)	(3)
Currency	—	—	(6)	1
Accumulated postretirement benefit obligation at December 31,	$113	$132	$100	$113

The current portion of PMI’s accrued postretirement health care costs of$11 million at December 31, 2013 and December 31, 2012, is included in accrued employment costs on the consolidated balance sheet.

The following weighted-average assumptions were used to determine PMI’s postretirement benefit obligations at December 31, 2013 and 2012:

	U.S. Plans		Non-U.S. Plans
	2013	2012	2013	2012
Discount rate	4.95%	4.05%	5.07%	4.59%
Health care cost trend rate assumed for next year	7.00	7.50	6.14	6.46
Ultimate trend rate	5.00	5.00	4.87	4.88
Year that rate reaches the ultimate trend rate	2018	2018	2029	2029
Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care trend rates would have the following effects as of December 31, 2013:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total service and interest cost	18.2%	(14.0)%
Effect on postretirement benefit obligation	14.1	(11.6)
PMI’s estimated future benefit payments for its postretirement health care plans at December 31, 2013, are as follows:

(in millions)	U.S. Plans	Non-U.S. Plans
2014	$5	$6
2015	5	5
2016	6	5
2017	6	5
2018	6	5
2019 - 2023	33	26
Postemployment Benefit Plans
PMI and certain of its subsidiaries sponsor postemployment benefit plans covering substantially all salaried and certain hourly employees. The cost of these plans is charged to expense over the working life of the covered employees. Net postemployment costs consisted of the following:

	For the Years Ended December 31,
(in millions)	2013	2012	2011
Service cost	$34	$30	$28
Interest cost	20	22	22
Amortization of net loss	60	53	39
Other expense	84	75	106
Net postemployment costs	$198	$180	$195

During 2013, 2012 and 2011, certain salaried employees left PMI under separation programs. These programs resulted in incremental postemployment costs, which are included in other expense, above.

The estimated net loss for the postemployment benefit plans that will be amortized from accumulated other comprehensive losses into net postemployment costs during 2014 is approximately $66 million.

The changes in the benefit obligations of the plans at December 31, 2013 and 2012, were as follows:

(in millions)	2013	2012
Accrued postemployment costs at January 1,	$682	$619
Service cost	34	30
Interest cost	20	22
Benefits paid	(173)	(196)
Actuarial losses	109	129
Other	91	78
Accrued postemployment costs at December 31,	$763	$682

The accrued postemployment costs were determined using a weighted-average discount rate of 5.5% and 4.4% in 2013 and 2012, respectively; an assumed ultimate annual weighted-average turnover rate of 2.2% and 2.1% in 2013 and 2012, respectively; assumed compensation cost increases of 3.8% in 2013 and 3.9% in 2012 and assumed benefits as defined in the respective plans. In accordance with local regulations, certain postemployment plans are funded. As a result, the accrued postemployment costs shown above are presented net of the related assets of $33 million and $28 million at December 31, 2013 and 2012, respectively. Postemployment costs arising from actions that offer employees benefits in excess of those specified in the respective plans are charged to expense when incurred.

Comprehensive Earnings (Losses)
The amounts recorded in accumulated other comprehensive losses at December 31, 2013, consisted of the following:

(in millions)	Pension	Post- retirement	Post- employment	Total
Net losses	$(1,746)	$(47)	$(661)	$(2,454)
Prior service cost	(51)	7	—	(44)
Net transition obligation	(6)	—	—	(6)
Deferred income taxes	245	14	199	458
Losses to be amortized	$(1,558)	$(26)	$(462)	$(2,046)

The amounts recorded in accumulated other comprehensive losses at December 31, 2012, consisted of the following:

(in millions)	Pension	Post- retirement	Post- employment	Total
Net losses	$(3,199)	$(82)	$(612)	$(3,893)
Prior service cost	(60)	7	—	(53)
Net transition obligation	(7)	—	—	(7)
Deferred income taxes	377	26	185	588
Losses to be amortized	$(2,889)	$(49)	$(427)	$(3,365)

The amounts recorded in accumulated other comprehensive losses at December 31, 2011, consisted of the following:

(in millions)	Pension	Post- retirement	Post- employment	Total
Net losses	$(2,401)	$(54)	$(536)	$(2,991)
Prior service cost	(70)	3	—	(67)
Net transition obligation	(8)	—	—	(8)
Deferred income taxes	299	19	163	481
Losses to be amortized	$(2,180)	$(32)	$(373)	$(2,585)

The movements in other comprehensive earnings (losses) during the year ended December 31, 2013, were as follows:

(in millions)	Pension	Post- retirement	Post- employment	Total
Amounts transferred to earnings as components of net periodic benefit cost:
Amortization:
Net losses	$216	$5	$60	$281
Prior service cost	10	—	—	10
Net transition obligation	—	—	—	—
Other income/expense:
Net losses	1	—	—	1
Deferred income taxes	(29)	(2)	(18)	(49)
	198	3	42	243
Other movements during the year:
Net losses	1,236	30	(109)	1,157
Prior service cost	(1)	—	—	(1)
Net transition obligation	1	—	—	1
Deferred income taxes	(103)	(10)	32	(81)
	1,133	20	(77)	1,076
Total movements in other comprehensive earnings (losses)	$1,331	$23	$(35)	$1,319

The movements in other comprehensive earnings (losses) during the year ended December 31, 2012, were as follows:

(in millions)	Pension	Post- retirement	Post- employment	Total
Amounts transferred to earnings as components of net periodic benefit cost:
Amortization:
Net losses	$129	$3	$53	$185
Prior service cost	10	—	—	10
Net transition obligation	1	—	—	1
Other income/expense:
Net losses	4	—	—	4
Deferred income taxes	(20)	(1)	(16)	(37)
	124	2	37	163
Other movements during the year:
Net losses	(931)	(31)	(129)	(1,091)
Prior service cost	—	4	—	4
Deferred income taxes	98	8	38	144
	(833)	(19)	(91)	(943)
Total movements in other comprehensive losses	$(709)	$(17)	$(54)	$(780)
The movements in other comprehensive earnings (losses) during the year ended December 31, 2011, were as follows:

(in millions)	Pension	Post- retirement	Post- employment	Total
Amounts transferred to earnings as components of net periodic benefit cost:
Amortization:
Net losses	$63	$3	$39	$105
Prior service cost	9	(1)	—	8
Net transition obligation	1	—	—	1
Other income/expense:
Net losses	3	—	—	3
Deferred income taxes	(10)	(1)	(12)	(23)
	66	1	27	94
Other movements during the year:
Net losses	(1,042)	(11)	(107)	(1,160)
Prior service cost	(17)	—	—	(17)
Deferred income taxes	110	5	33	148
	(949)	(6)	(74)	(1,029)
Total movements in other comprehensive losses	$(883)	$(5)	$(47)	$(935)

Note 14.

Additional Information:

	For the Years Ended December 31,
(in millions)	2013	2012	2011
Research and development expense	$449	$415	$413
Advertising expense	$435	$483	$464
Interest expense	$1,104	$1,007	$934
Interest income	(131)	(148)	(134)
Interest expense, net	$973	$859	$800
Rent expense	$334	$318	$308
Minimum rental commitments under non-cancelable operating leases in effect at December 31, 2013, were as follows:

(in millions)
2014	$218
2015	160
2016	124
2017	81
2018	52
Thereafter	211
$846

Note 15.

Financial Instruments:
Overview
PMI operates in markets outside of the United States of America, with manufacturing and sales facilities in various locations around the world. PMI utilizes certain financial instruments to manage foreign currency and interest rate exposure. Derivative financial instruments are used by PMI principally to reduce exposures to market risks resulting from fluctuations in foreign currency exchange rates by creating offsetting exposures. PMI is not a party to leveraged derivatives and, by policy, does not use derivative financial instruments for speculative purposes. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedging instrument and the item being hedged, both at inception and throughout the hedged period. PMI formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of the forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction would not occur, the gain or loss would be recognized in earnings. PMI reports its net transaction gains or losses in marketing, administration and research costs on the consolidated statements of earnings.
PMI uses deliverable and non-deliverable forward foreign exchange contracts, foreign currency swaps and foreign currency options, collectively referred to as foreign exchange contracts, to mitigate its exposure to changes in exchange and interest rates from third-party and intercompany actual and forecasted transactions. The primary currencies to which PMI is exposed include the Australian dollar, Euro, Indonesian rupiah, Japanese yen, Mexican peso, Russian ruble, Swiss franc and Turkish lira. At December 31, 2013 and 2012, PMI had contracts with aggregate notional amounts of $16.8 billion and $13.7 billion, respectively. Of the $16.8 billion aggregate notional amount at December 31, 2013, $2.3 billion related to cash flow hedges, $3.3 billion related to hedges of net investments in foreign operations and $11.2 billion related to other derivatives that primarily offset currency exposures on intercompany financing. Of the $13.7 billion aggregate notional amount at December 31, 2012, $2.7 billion related to cash flow hedges, $1.1 billion related to hedges of net investments in foreign operations and $9.9 billion related to other derivatives that primarily offset currency exposures on intercompany financing.

The fair value of PMI’s foreign exchange contracts included in the consolidated balance sheet as of December 31, 2013 and 2012, were as follows:

	Asset Derivatives			Liability Derivatives
		Fair Value			Fair Value
(in millions)	Balance Sheet Classification	2013	2012	Balance Sheet Classification	2013	2012
Foreign exchange contracts designated as hedging instruments	Other current assets	$111	$146	Other accrued liabilities	$44	$8
	Other assets	—	—	Other liabilities	46	—
Foreign exchange contracts not designated as hedging instruments	Other current assets	42	14	Other accrued liabilities	12	47
				Other liabilities	14	—
Total derivatives		$153	$160		$116	$55
Hedging activities, which represent movement in derivatives as well as the respective underlying transactions, had the following effect on PMI’s consolidated statements of earnings and other comprehensive earnings:

:

	For the Year Ended December 31, 2013
(in millions)	Cash Flow Hedges	Net Investment Hedges	Other Derivatives	Income Taxes	Total
Gain (Loss)
Statement of Earnings:
Net revenues	$319		$—		$319
Cost of sales	6		—		6
Marketing, administration and research costs	—		1		1
Operating income	325		1		326
Interest expense, net	(56)		3		(53)
Earnings before income taxes	269		4		273
Provision for income taxes	(34)		2		(32)
Net earnings attributable to PMI	$235		$6		$241

Other Comprehensive Earnings/(Losses):
Gains transferred to earnings	$(269)			$34	$(235)
Recognized gains	236			(30)	206
Net impact on equity	$(33)			$4	$(29)
Currency translation adjustments		$(79)		$27	$(52)

	For the Year Ended December 31, 2012
(in millions)	Cash Flow Hedges	Net Investment Hedges	Other Derivatives	Income Taxes	Total
Gain (Loss)
Statement of Earnings:
Net revenues	$66		$—		$66
Cost of sales	19		—		19
Marketing, administration and research costs	—		—		—
Operating income	85		—		85
Interest expense, net	(60)		14		(46)
Earnings before income taxes	25		14		39
Provision for income taxes	(3)		1		(2)
Net earnings attributable to PMI	$22		$15		$37

Other Comprehensive Earnings/(Losses):
Gains transferred to earnings	$(25)			$3	$(22)
Recognized gains	113			(14)	99
Net impact on equity	$88			$(11)	$77
Currency translation adjustments		$(19)		$5	$(14)

	For the Year Ended December 31, 2011
(in millions)	Cash Flow Hedges	Net Investment Hedges	Other Derivatives	Income Taxes	Total
Gain (Loss)
Statement of Earnings:
Net revenues	$(17)		$—		$(17)
Cost of sales	34		—		34
Marketing, administration and research costs	—		—		—
Operating income	17		—		17
Interest expense, net	(37)		56		19
Earnings before income taxes	(20)		56		36
Provision for income taxes	2		(13)		(11)
Net earnings attributable to PMI	$(18)		$43		$25

Other Comprehensive Earnings/(Losses):
Losses transferred to earnings	$20			$(2)	$18
Recognized losses	(4)			(1)	(5)
Net impact on equity	$16			$(3)	$13
Currency translation adjustments		$2		$—	$2

Each type of hedging activity is described in greater detail below.
Cash Flow Hedges
PMI has entered into foreign exchange contracts to hedge foreign currency exchange risk related to certain forecasted transactions. The effective portion of gains and losses associated with qualifying cash flow hedge contracts is deferred as a component of accumulated other comprehensive losses until the underlying hedged transactions are reported in PMI’s consolidated statements of earnings. During the years ended December 31, 2013, 2012 and 2011, ineffectiveness related to cash flow hedges was not material. As of December 31, 2013, PMI has hedged forecasted transactions for periods not exceeding the next twelve months. The impact of these hedges is included in operating cash flows on PMI’s consolidated statement of cash flows.
For the years ended December 31, 2013, 2012 and 2011, foreign exchange contracts that were designated as cash flow hedging instruments impacted the consolidated statements of earnings and comprehensive earnings as follows:

(pre-tax, in millions)	For the Years Ended December 31,
Derivatives in Cash Flow Hedging Relationship	Statement of Earnings Classification of Gain/(Loss) Reclassified from Other Comprehensive Earnings/(Losses) into Earnings	Amount of Gain/(Loss) Reclassified from Other Comprehensive Earnings/(Losses) into Earnings			Amount of Gain/(Loss) Recognized in Other Comprehensive Earnings/(Losses) on Derivatives
		2013	2012	2011	2013	2012	2011
Foreign exchange contracts					$236	$113	$(4)
	Net revenues	$319	$66	$(17)
	Cost of sales	6	19	34
	Interest expense, net	(56)	(60)	(37)
Total		$269	$25	$(20)	$236	$113	$(4)

Hedges of Net Investments in Foreign Operations
PMI designates certain foreign currency denominated debt and foreign exchange contracts as net investment hedges of its foreign operations. For the years ended December 31, 2013, 2012 and 2011, these hedges of net investments resulted in losses, net of income taxes, of $285 million, $95 million and $37 million, respectively. These losses were reported as a component of accumulated other comprehensive losses within currency translation adjustments. For the years ended December 31, 2013, 2012 and 2011, ineffectiveness related to net investment hedges was not material. Other investing cash flows on PMI’s consolidated statements of cash flows include the premiums paid for and settlements of net investment hedges.

For the years ended December 31, 2013, 2012 and 2011, foreign exchange contracts that were designated as net investment hedging instruments impacted the consolidated statements of earnings and comprehensive earnings as follows:

(pre-tax, in millions)	For the Years Ended December 31,
Derivatives in Net Investment Hedging Relationship	Statement of Earnings Classification of Gain/(Loss) Reclassified from Other Comprehensive Earnings/(Losses) into Earnings	Amount of Gain/(Loss) Reclassified from Other Comprehensive Earnings/(Losses) into Earnings			Amount of Gain/(Loss) Recognized in Other Comprehensive Earnings/(Losses) on Derivatives
		2013	2012	2011	2013	2012	2011
Foreign exchange contracts					$(79)	$(19)	$2
	Interest expense, net	$—	$—	$—

Other Derivatives
PMI has entered into foreign exchange contracts to hedge the foreign currency exchange and interest rate risks related to intercompany loans between certain subsidiaries, and third-party loans. While effective as economic hedges, no hedge accounting is applied for these contracts; therefore, the unrealized gains (losses) relating to these contracts are reported in PMI’s consolidated statement of earnings. For the years ended December 31, 2013, 2012 and 2011, the gains from contracts for which PMI did not apply hedge accounting were $99 million, $102 million and $34 million, respectively. The gains from these contracts substantially offset the losses generated by the underlying intercompany and third-party loans being hedged.

As a result, for the years ended December 31, 2013, 2012 and 2011, these items impacted the consolidated statement of earnings as follows:

(pre-tax, in millions)
Derivatives not Designated as Hedging Instruments	Statement of Earnings Classification of Gain/(Loss)	Amount of Gain/(Loss) Recognized in Earnings
		2013	2012	2011
Foreign exchange contracts
	Marketing, administration and research costs	$1	$—	$—
	Interest expense, net	3	14	56
Total		$4	$14	$56

Qualifying Hedging Activities Reported in Accumulated Other Comprehensive Losses

Derivative gains or losses reported in accumulated other comprehensive losses are a result of qualifying hedging activity. Transfers of these gains or losses to earnings are offset by the corresponding gains or losses on the underlying hedged item. Hedging activity affected accumulated other comprehensive losses, net of income taxes, as follows:

	For the Years Ended December 31,
(in millions)	2013	2012	2011
Gain as of January 1,	$92	$15	$2
Derivative (gains)/losses transferred to earnings	(235)	(22)	18
Change in fair value	206	99	(5)
Gain as of December 31,	$63	$92	$15
At December 31, 2013, PMI expects $68 million of derivative gains that are included in accumulated other comprehensive losses to be reclassified to the consolidated statement of earnings within the next twelve months. These gains are expected to be substantially offset by the statement of earnings impact of the respective hedged transactions.
Contingent Features
PMI’s derivative instruments do not contain contingent features.
Credit Exposure and Credit Risk
PMI is exposed to credit loss in the event of non-performance by counterparties. While PMI does not anticipate non-performance, its risk is limited to the fair value of the financial instruments less any cash collateral received or pledged. PMI actively monitors its exposure to credit risk through the use of credit approvals and credit limits and by selecting and continuously monitoring a diverse group of major international banks and financial institutions as counterparties.
Fair Value
See Note 16. Fair Value Measurements and Note 22. Balance Sheet Offsetting for additional discussion of derivative financial instruments.

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
Derivative Financial Instruments — Foreign Exchange Contracts
PMI assesses the fair value of its derivative financial instruments, which consist of deliverable and non-deliverable foreign exchange forward contracts, foreign currency swaps and foreign currency options, using internally developed models that use, as their basis, readily observable market inputs. The fair value of PMI’s foreign exchange forward contracts is determined by using the prevailing foreign exchange spot rates and interest rate differentials and the respective maturity dates of the instruments. The fair value of PMI’s currency options is determined by using a Black-Scholes methodology based on foreign exchange spot rates and interest rate differentials, currency volatilities and maturity dates. PMI’s derivative financial instruments have been classified within Level 2 at December 31, 2013 and 2012. See Note 15. Financial Instruments for additional discussion of derivative financial instruments.
Pension Plan Assets
The fair value of pension plan assets, determined by using readily available quoted market prices in active markets, has been classified within Level 1 of the fair value hierarchy at December 31, 2013 and 2012. The fair value of pension plan assets determined by using quoted prices in markets that are not active has been classified within Level 2 at December 31, 2013 and 2012. See Note 13. Benefit Plans for additional discussion of pension plan assets.
Debt
The fair value of PMI’s outstanding debt, which is utilized solely for disclosure purposes, is determined using quotes and market interest rates currently available to PMI for issuances of debt with similar terms and remaining maturities. The aggregate carrying value of PMI’s debt, excluding short-term borrowings and $17 million of capital lease obligations, was $25,261 million at December 31, 2013. The aggregate carrying value of PMI’s debt, excluding short-term borrowings and $37 million of capital lease obligations, was $20,383 million at December 31, 2012. The fair value of PMI's outstanding debt, excluding the aforementioned short-term borrowings and capital lease obligations, has been classified within Level 1 and Level 2 at December 31, 2013 and 2012.

The aggregate fair values of PMI’s derivative financial instruments, pension plan assets and debt as of December 31, 2013 and 2012, were as follows:

(in millions)	Fair Value At December 31, 2013	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Foreign exchange contracts	$153	$—	$153	$—
Pension plan assets	6,871	5,164	1,707	—
Total assets	$7,024	$5,164	$1,860	$—
Liabilities:
Debt	$26,141	$25,961	$180
Foreign exchange contracts	116	—	116	—
Total liabilities	$26,257	$25,961	$296	$—

(in millions)	Fair Value At December 31, 2012	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Foreign exchange contracts	$160	$—	$160	$—
Pension plan assets(a)	5,911	4,419	1,492	—
Total assets	$6,071	$4,419	$1,652	$—
Liabilities:
Debt	$22,719	$22,316	$403	$—
Foreign exchange contracts	55	—	55	—
Total liabilities	$22,774	$22,316	$458	$—

(a) Mutual funds in the amount of $1,363 million were transferred from Level 2 to Level 1 because they are actively traded on a daily basis.

Note 17.

Accumulated Other Comprehensive Losses:
PMI's accumulated other comprehensive losses, net of taxes, consisted of the following:

(Losses) Earnings	At December 31,
(in millions)	2013	2012	2011
Currency translation adjustments	$(2,207)	$(331)	$(293)
Pension and other benefits	(2,046)	(3,365)	(2,585)
Derivatives accounted for as hedges	63	92	15
Total accumulated other comprehensive losses	$(4,190)	$(3,604)	$(2,863)

Reclassifications from Other Comprehensive Earnings

The movements in accumulated other comprehensive losses and the related tax impact, for each of the components above, that is due to current period activity and reclassifications to the income statement are shown on the consolidated statements of comprehensive earnings for the years ended December 31, 2013, 2012 and 2011. The movement in currency translation adjustments for the year ended December 31, 2013, was also impacted by the purchase of the remaining shares of the Mexican tobacco business. In addition, $12 million of net currency translation adjustment gains were transferred from other comprehensive earnings to marketing, administration and research costs in the consolidated statements of earnings for the year ended December 31, 2013 upon liquidation of a subsidiary. For additional information, see Note 13. Benefit Plans and Note 15. Financial Instruments for disclosures related to PMI's pension and other benefits and derivative financial instruments.

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
At December 31, 2013 and 2012, PMI had $74 million and $77 million, respectively, of discounted liabilities associated with the Colombian Investment and Cooperation Agreement. These discounted liabilities are primarily reflected in other long-term liabilities on the consolidated balance sheets and are expected to be paid through 2028.

Note 19.

RBH Legal Settlement:
On July 31, 2008, Rothmans Inc. ("Rothmans") announced the finalization of a CAD 550 million settlement (or approximately $540 million, based on the prevailing exchange rate at that time) between itself and Rothmans, Benson & Hedges Inc. ("RBH"), on the one hand, and the Government of Canada and all 10 provinces, on the other hand. The settlement resolves the Royal Canadian Mounted Police's investigation relating to products exported from Canada by RBH during the 1989-1996 period. Rothmans' sole holding was a 60% interest in RBH. The remaining 40% interest in RBH was owned by PMI.

Subsequent to the finalization of the settlement, PMI announced that it had entered into an agreement with Rothmans to purchase, by way of a tender offer, all of the outstanding common shares of Rothmans. In October 2008, PMI completed the acquisition of all of Rothmans shares.
At December 31, 2013 and 2012, PMI had $152 million and $190 million, respectively, of discounted accrued settlement charges associated with the RBH legal settlement. These accrued settlement charges are primarily reflected in other long-term liabilities on the consolidated balance sheets and are expected to be paid through 2019.

Note 20.

E.C. Agreement:
In 2004, PMI entered into an agreement with the European Commission (“E.C.”) and 10 Member States of the European Union that provides for broad cooperation with European law enforcement agencies on anti-contraband and anti-counterfeit efforts. This agreement has been signed by all 27 Member States. The agreement resolves all disputes between the parties relating to these issues. Under the terms of the agreement, PMI will make 13 payments over 12 years, including an initial payment of $250 million, which was recorded as a pre-tax charge against its earnings in 2004. The agreement calls for additional payments of approximately $150 million on the first anniversary of the agreement (this payment was made in July 2005), approximately $100 million on the second anniversary (this payment was made in July 2006) and approximately $75 million each year thereafter for 10 years, each of which is to be adjusted based on certain variables, including PMI’s market share in the European Union in the year preceding payment. Because future additional payments are subject to these variables, PMI records charges for them as an expense in cost of sales when product is shipped. In addition, PMI is also responsible to pay the excise taxes, VAT and customs duties on qualifying product seizures of up to 90 million cigarettes and is subject to payments of five times the applicable taxes and duties if qualifying product seizures exceed 90 million cigarettes in a given year. To date, PMI’s annual payments related to product seizures have been immaterial. Total charges related to the E.C. Agreement of $81 million, $78 million and $86 million were recorded in cost of sales in 2013, 2012 and 2011, respectively.

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
To date, we have paid only one judgment in a tobacco-related case. That judgment, including costs, was approximately €1,400 (approximately $1,900), and that payment was made in order to appeal an Italian small claims case, which was subsequently reversed on appeal. To date, no tobacco-related case has been finally resolved in favor of a plaintiff against us, our subsidiaries or indemnitees.

The table below lists the number of tobacco-related cases pending against us and/or our subsidiaries or indemnitees as of December 31, 2013, December 31, 2012 and December 31, 2011:

Type of Case	Number of Cases Pending as of December 31, 2013	Number of Cases Pending as of December 31, 2012	Number of Cases Pending as of December 31, 2011
Individual Smoking and Health Cases	62	76	75
Smoking and Health Class Actions	11	11	10
Health Care Cost Recovery Actions	15	15	11
Lights Class Actions	1	2	2
Individual Lights Cases	2	7	9
Public Civil Actions	3	4	3
Since 1995, when the first tobacco-related litigation was filed against a PMI entity, 416 Smoking and Health, Lights, Health Care Cost Recovery, and Public Civil Actions in which we and/or one of our subsidiaries and/or indemnitees were a defendant have been terminated in our favor. Ten cases have had decisions in favor of plaintiffs. Eight of these cases have subsequently reached final resolution in our favor and two remain on appeal.

The table below lists the verdicts and post-trial developments in the following cases where verdicts were returned in favor of plaintiffs:

Date	Location of Court/Name of Plaintiff	Type of Case	Verdict	Post-Trial Developments
September 2009	Brazil/Bernhardt	Individual Smoking and Health	The Civil Court of Rio de Janeiro found for plaintiff and ordered Philip Morris Brasil to pay R$13,000 (approximately $5,500) in “moral damages.”
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
In March 2011, the Court of Appeals affirmed the trial court's decision and denied Philip Morris Brasil's appeal. The Court of Appeals increased the amount of damages awarded to the plaintiff to R$100,000 (approximately $42,300). Philip Morris Brasil has appealed this decision.

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
As of December 31, 2013, there were a number of smoking and health cases pending against us, our subsidiaries or indemnitees, as follows:

•
62 cases brought by individual plaintiffs in Argentina (24), Brazil (24), Canada (2), Chile (4), Costa Rica (2), Greece (1), Italy (3), the Philippines (1) and Scotland (1), compared with 76 such cases on December 31, 2012, and 75 cases on December 31, 2011; and

•	11 cases brought on behalf of classes of individual plaintiffs in Brazil (2) and Canada (9), compared with 11 such cases on December 31, 2012 and 10 such cases on December 31, 2011.

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
In the second class action pending in Brazil, Public Prosecutor of São Paulo v. Philip Morris Brasil Industria e Comercio Ltda., Civil Court of the City of São Paulo, Brazil, filed August 6, 2007, our subsidiary is a defendant. The plaintiff, the Public Prosecutor of the State of São Paulo, is seeking (i) damages on behalf of all smokers nationwide, former smokers, and their relatives; (ii) damages on behalf of people exposed to environmental tobacco smoke (“ETS”) nationwide, and their relatives; and (iii) reimbursement of the health care costs allegedly incurred for the treatment of tobacco-related diseases by all Brazilian States and Municipalities, and the Federal District. In an interim ruling issued in December 2007, the trial court limited the scope of this claim to the State of São Paulo only. In December 2008, the Seventh Civil Court of São Paulo issued a decision declaring that it lacked jurisdiction because the case involved issues similar to the ADESF case discussed above and should be transferred to the Nineteenth Lower Civil Court in São Paulo where the ADESF case is pending. The court further stated that these cases should be consolidated for the purposes of judgment. In April 2010, the São Paulo Court of Appeals reversed the Seventh Civil Court's decision that consolidated the cases, finding that they are based on different legal claims and are progressing at different stages of proceedings. This case was returned to the Seventh Civil Court of São Paulo, and our subsidiary filed its closing arguments in December 2010. In March 2012, the trial court dismissed the case on the merits. In January 2014, the São Paulo Court of Appeals rejected plaintiff’s appeal and affirmed the trial court decision.
In the first class action pending in Canada, Cecilia Letourneau v. Imperial Tobacco Ltd., Rothmans, Benson & Hedges Inc. and JTI Macdonald Corp., Quebec Superior Court, Canada, filed in September 1998, our subsidiary and other Canadian manufacturers are defendants. The plaintiff, an individual smoker, is seeking compensatory and punitive damages for each member of the class who is deemed addicted to smoking. The class was certified in 2005. In February 2011, the trial court ruled that the federal government would remain as a third party in the case. In November 2012, the Court of Appeals dismissed defendants' third-party claims against the federal government. Trial began on March 12, 2012. At the present pace, trial is expected to conclude in 2014, with a judgment to follow at an indeterminate point after the conclusion of the trial proceedings.
In the second class action pending in Canada, Conseil Québécois Sur Le Tabac Et La Santé and Jean-Yves Blais v. Imperial Tobacco Ltd., Rothmans, Benson & Hedges Inc. and JTI Macdonald Corp., Quebec Superior Court, Canada, filed in November 1998, our subsidiary and other Canadian manufacturers are defendants. The plaintiffs, an anti-smoking organization and an individual smoker, are seeking compensatory and punitive damages for each member of the class who allegedly suffers from certain smoking-related diseases. The class was certified in 2005. In February 2011, the trial court ruled that the federal government would remain as a third party in the case. In November 2012, the Court of Appeals dismissed defendants' third-party claims against the federal government. Trial began on March 12, 2012. At the present pace, trial is expected to conclude in 2014, with a judgment to follow at an indeterminate point after the conclusion of the trial proceedings.
In the third class action pending in Canada, Kunta v. Canadian Tobacco Manufacturers' Council, et al., The Queen's Bench, Winnipeg, Canada, filed June 12, 2009, we, our subsidiaries, and our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The plaintiff, an individual smoker, alleges her own addiction to tobacco products and chronic obstructive pulmonary disease (“COPD”), severe asthma and mild reversible lung disease resulting from the use of tobacco products. She is seeking compensatory and punitive damages on behalf of a proposed class comprised of all smokers, their estates, dependents and family members, as well as restitution of profits, and reimbursement of government health care costs allegedly caused by tobacco products. In September 2009, plaintiff's counsel informed defendants that he did not anticipate taking any action in this case while he pursues the class action filed in Saskatchewan (see description of Adams, below).

In the fourth class action pending in Canada, Adams v. Canadian Tobacco Manufacturers' Council, et al., The Queen's Bench, Saskatchewan, Canada, filed July 10, 2009, we, our subsidiaries, and our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The plaintiff, an individual smoker, alleges her own addiction to tobacco products and COPD resulting from the use of tobacco products. She is seeking compensatory and punitive damages on behalf of a proposed class comprised of all smokers who have smoked a minimum of 25,000 cigarettes and have allegedly suffered, or suffer, from COPD, emphysema, heart disease, or cancer, as well as restitution of profits. Preliminary motions are pending.
In the fifth class action pending in Canada, Semple v. Canadian Tobacco Manufacturers' Council, et al., The Supreme Court (trial court), Nova Scotia, Canada, filed June 18, 2009, we, our subsidiaries, and our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The plaintiff, an individual smoker, alleges his own addiction to tobacco products and COPD resulting from the use of tobacco products. He is seeking compensatory and punitive damages on behalf of a proposed class comprised of all smokers, their estates, dependents and family members, as well as restitution of profits, and reimbursement of government health care costs allegedly caused by tobacco products. No activity in this case is anticipated while plaintiff's counsel pursues the class action filed in Saskatchewan (see description of Adams, above).
In the sixth class action pending in Canada, Dorion v. Canadian Tobacco Manufacturers' Council, et al., The Queen's Bench, Alberta, Canada, filed June 15, 2009, we, our subsidiaries, and our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The plaintiff, an individual smoker, alleges her own addiction to tobacco products and chronic bronchitis and severe sinus infections resulting from the use of tobacco products. She is seeking compensatory and punitive damages on behalf of a proposed class comprised of all smokers, their estates, dependents and family members, restitution of profits, and reimbursement of government health care costs allegedly caused by tobacco products. To date, we, our subsidiaries, and our indemnitees have not been properly served with the complaint. No activity in this case is anticipated while plaintiff's counsel pursues the class action filed in Saskatchewan (see description of Adams, above).
In the seventh class action pending in Canada, McDermid v. Imperial Tobacco Canada Limited, et al., Supreme Court, British Columbia, Canada, filed June 25, 2010, we, our subsidiaries, and our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The plaintiff, an individual smoker, alleges his own addiction to tobacco products and heart disease resulting from the use of tobacco products. He is seeking compensatory and punitive damages on behalf of a proposed class comprised of all smokers who were alive on June 12, 2007, and who suffered from heart disease allegedly caused by smoking, their estates, dependents and family members, plus disgorgement of revenues earned by the defendants from January 1, 1954 to the date the claim was filed. Defendants have filed jurisdictional challenges on the grounds that this action should not proceed during the pendency of the Saskatchewan class action (see description of Adams, above).

In the eighth class action pending in Canada, Bourassa v. Imperial Tobacco Canada Limited, et al., Supreme Court, British Columbia, Canada, filed June 25, 2010, we, our subsidiaries, and our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The plaintiff, the heir to a deceased smoker, alleges that the decedent was addicted to tobacco products and suffered from emphysema resulting from the use of tobacco products. She is seeking compensatory and punitive damages on behalf of a proposed class comprised of all smokers who were alive on June 12, 2007, and who suffered from chronic respiratory diseases allegedly caused by smoking, their estates, dependents and family members, plus disgorgement of revenues earned by the defendants from January 1, 1954 to the date the claim was filed. Defendants have filed jurisdictional challenges on the grounds that this action should not proceed during the pendency of the Saskatchewan class action (see description of Adams, above).

In the ninth class action pending in Canada, Suzanne Jacklin v. Canadian Tobacco Manufacturers' Council, et al., Ontario Superior Court of Justice, filed June 20, 2012, we, our subsidiaries, and our indemnitees (PM USA and Altria Group, Inc.), and other members of the industry are defendants. The plaintiff, an individual smoker, alleges her own addiction to tobacco products and COPD resulting from the use of tobacco products. She is seeking compensatory and punitive damages on behalf of a proposed class comprised of all smokers who have smoked a minimum of 25,000 cigarettes and have allegedly suffered, or suffer, from COPD, heart disease, or cancer, as well as restitution of profits. Plaintiff's counsel has indicated that he does not intend to take any action in this case in the near future.

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
As of December 31, 2013, there were 15 health care cost recovery cases pending against us, our subsidiaries or indemnitees in Canada (9), Nigeria (5) and Spain (1), compared with 15 such cases on December 31, 2012 and 11 such cases on December 31, 2011.

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
In the second health care cost recovery case in Nigeria, The Attorney General of Kano State v. British American Tobacco (Nigeria) Limited, et al., High Court of Kano State, Kano, Nigeria, filed May 9, 2007, we and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various forms of injunctive relief, plus punitive damages. We are in the process of making challenges to service and the court's jurisdiction. Currently, the case is stayed in the trial court pending the appeals of certain co-defendants relating to service objections.
In the third health care cost recovery case in Nigeria, The Attorney General of Gombe State v. British American Tobacco (Nigeria) Limited, et al., High Court of Gombe State, Gombe, Nigeria, filed October 17, 2008, we and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various forms of injunctive relief, plus punitive damages. In February 2011, the court ruled that the plaintiff had not complied with the procedural steps necessary to serve us. As a result of this ruling, plaintiff must re-serve its claim. We have not yet been re-served.
In the fourth health care cost recovery case in Nigeria, The Attorney General of Oyo State, et al., v. British American Tobacco (Nigeria) Limited, et al., High Court of Oyo State, Ibadan, Nigeria, filed May 25, 2007, we and other members of the industry are defendants. Plaintiffs seek reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various forms of injunctive relief, plus punitive damages. We challenged service as improper. In June 2010, the court ruled that plaintiffs did not have leave to serve the writ of summons on the defendants and that they must re-serve the writ. We have not yet been re-served.
In the fifth health care cost recovery case in Nigeria, The Attorney General of Ogun State v. British American Tobacco (Nigeria) Limited, et al., High Court of Ogun State, Abeokuta, Nigeria, filed February 26, 2008, we and other members of the industry are defendants. Plaintiff seeks reimbursement for the cost of treating alleged smoking-related diseases for the past 20 years, payment of anticipated costs of treating alleged smoking-related diseases for the next 20 years, various forms of injunctive relief, plus punitive damages. In May 2010, the trial court rejected our service objections. We have appealed.
In a series of proceedings in Spain, Junta de Andalucia, et al. v. Philip Morris Spain, et al., Court of First Instance, Madrid, Spain, the first of which was filed February 21, 2002, our subsidiary and other members of the industry were defendants. The plaintiffs sought reimbursement for the cost of treating certain of their citizens for various alleged smoking-related illnesses. In May 2004, the first instance court dismissed the initial case, finding that the State was a necessary party to the claim, and thus, the claim must be filed in the Administrative Court. In September 2007, the plaintiffs filed their complaint in the Administrative Court, which dismissed the claim based on a procedural issue in November 2007. In November 2009, the Supreme Court rejected plaintiffs' appeal, resulting in the final dismissal of the claim. However, plaintiffs have filed a second claim in the Administrative Court against the Ministry of Economy. This second claim seeks the same relief as the original claim, but relies on a different procedural posture. In December 2013, the Administrative Court rejected plaintiffs' reimbursement claim. Plaintiffs' may appeal.

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
As of December 31, 2013, the following lights cases were pending against our subsidiaries or indemnitees:

•	1 case brought on behalf of individual plaintiffs in Israel, compared with 2 such cases on December 31, 2012 and December 31, 2011, respectively; and

•	2 cases brought by individual plaintiffs in Chile (1) and Italy (1), compared with 7 such cases on December 31, 2012, and 9 such cases on December 31, 2011.

In the class action pending in Israel, El-Roy, et al. v. Philip Morris Incorporated, et al., District Court of Tel-Aviv/Jaffa, Israel, filed January 18, 2004, our subsidiary and our indemnitees (PM USA and our former importer) are defendants. The plaintiffs filed a purported class action claiming that the class members were misled by the descriptor “lights” into believing that lights cigarettes are safer than full flavor cigarettes. The claim seeks recovery of the purchase price of lights cigarettes and compensation for distress for each class member. Hearings took place in November and December 2008 regarding whether the case meets the legal requirements necessary to allow it to proceed as a class action. The parties' briefing on class certification was completed in March 2011. In November 2012, the court denied class certification and dismissed the individual claims. Plaintiffs have appealed and an oral hearing has been scheduled for September 2014.

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
As of December 31, 2013, there were 3 public civil actions pending against our subsidiaries in Argentina (1), Brazil (1), and Venezuela (1), compared with 4 such cases on December 31, 2012, and 3 such cases on December 31, 2011.
In the public civil action in Argentina, Asociación Argentina de Derecho de Danos v. Massalin Particulares S.A., et al., Civil Court of Buenos Aires, Argentina, filed February 26, 2007, our subsidiary and another member of the industry are defendants. The plaintiff, a consumer association, seeks the establishment of a relief fund for reimbursement of medical costs associated with diseases allegedly caused by smoking. Our subsidiary filed its answer in September 2007. In March 2010, the case file was transferred to the Federal Court on Administrative Matters after the Civil Court granted the plaintiff's request to add the national government as a co-plaintiff in the case. The case is currently in the evidentiary stage.
In the public civil action in Brazil, The Brazilian Association for the Defense of Consumer Health (“SAUDECON”) v. Philip Morris Brasil Industria e Comercio Ltda. and Souza Cruz S.A., Civil Court of City of Porto Alegre, Brazil, filed November 3, 2008, our subsidiary is a defendant. The plaintiff, a consumer organization, is asking the court to establish a fund that will be used to provide treatment to smokers who claim to be addicted and who do not otherwise have access to smoking cessation treatment. Plaintiff requests that each defendant's liability be determined according to its market share. In May 2009, the trial court dismissed the case on the merits. In December 2013, the court of appeals affirmed the trial court's dismissal of the case. Plaintiff may appeal further.

In the public civil action in Venezuela, Federation of Consumers and Users Associations (“FEVACU”), et al. v. National Assembly of Venezuela and the Venezuelan Ministry of Health, Constitutional Chamber of the Venezuelan Supreme Court, filed April 29, 2008, we were not named as a defendant, but the plaintiffs published a notice pursuant to court order, notifying all interested parties to appear in the case. In January 2009, our subsidiary appeared in the case in response to this notice. The plaintiffs purport to represent the right to health of the citizens of Venezuela and claim that the government failed to protect adequately its citizens' right to health. The claim asks the court to order the government to enact stricter regulations on the manufacture and sale of tobacco products. In addition, the plaintiffs ask the court to order companies involved in the tobacco industry to allocate a percentage of their “sales or benefits” to establish a fund to pay for the health care costs of treating smoking-related diseases. In October 2008, the court ruled that plaintiffs have standing to file the claim and that the claim meets the threshold admissibility requirements. In December 2012, the court admitted our subsidiary and BAT's subsidiary as interested third parties. In February 2013, our subsidiary answered the complaint.

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

Note 22.

Balance Sheet Offsetting:

Foreign Exchange Contracts

PMI uses deliverable and non-deliverable forward foreign exchange contracts, foreign currency swaps and foreign currency options, collectively referred to as foreign exchange contracts, to mitigate its exposure to changes in exchange and interest rates from third-party and intercompany actual and forecasted transactions. Substantially all of PMI's foreign exchange contracts are subject to master netting arrangements, whereby the right to offset occurs in the event of default by a participating party. While these contracts contain the enforceable right to offset through close-out netting rights, PMI elects to present them on a gross basis in the consolidated balance sheets. Collateral associated with these arrangements is in the form of cash and is unrestricted. See Note 15. Financial Instruments for disclosures related to PMI's derivative financial instruments.

The effects of these foreign exchange contract assets and liabilities on PMI's consolidated balance sheets were as follows:

(in millions)	Gross Amounts Recognized	Gross Amount Offset in the Consolidated Balance Sheet	Net Amounts Presented in the Consolidated Balance Sheet	Gross Amounts Not Offset in the Consolidated Balance Sheet
				Financial Instruments	Cash Collateral Received/Pledged
						Net Amount

At December 31, 2013
Assets
Foreign exchange contracts	$153	$—	$153	$(52)	$(79)	$22
Liabilities
Foreign exchange contracts	$116	$—	$116	$(52)	$(47)	$17
At December 31, 2012
Assets
Foreign exchange contracts	$160	$—	$160	$(24)	$—	$136
Liabilities
Foreign exchange contracts	$55	$—	$55	$(24)	$—	$31

Note 23.

Redeemable Noncontrolling Interest:
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

The fair value of the assets and liabilities contributed by FTC in this non-cash transaction was determined to be $1.17 billion. At the time of the business combination, FTC was given the right to sell its interest in PMFTC to PMI, except in certain circumstances, during the period from February 25, 2015, through February 24, 2018, at an agreed-upon value of $1.17 billion, which was recorded on PMI’s consolidated balance sheet as a redeemable noncontrolling interest at the date of the business combination. On December 10, 2013, FTC terminated the agreement related to this exit right. As a result, the amount included in the consolidated balance sheet as redeemable noncontrolling interest was reclassified to noncontrolling interests within stockholders' deficit on the December 31, 2013 consolidated balance sheet.

The movement in redeemable noncontrolling interest during the years ended December 31, 2013, 2012 and 2011 was as follows:

(in millions)
Redeemable noncontrolling interest at January 1, 2011	$1,188
Share of net earnings	97
Dividend payments	(73)
Currency translation	—
Redeemable noncontrolling interest at December 31, 2011	$1,212
Share of net earnings	171
Dividend payments	(105)
Currency translation	25
Net loss and prior service cost	(2)
Redeemable noncontrolling interest at December 31, 2012	$1,301
Share of net earnings	99
Dividend payments	(94)
Currency translation losses	(33)
Net loss and prior service cost	2
Termination of rights agreement	(1,275)
Redeemable noncontrolling interest at December 31, 2013	$—

Note 24.

Quarterly Financial Data (Unaudited):

	2013 Quarters
(in millions, except per share data)	1st	2nd	3rd	4th
Net revenues	$18,527	$20,483	$20,629	$20,390
Gross profit	$5,095	$5,216	$5,309	$5,187
Net earnings attributable to PMI	$2,125	$2,124	$2,340	$1,987
Per share data:
Basic EPS	$1.28	$1.30	$1.44	$1.24
Diluted EPS	$1.28	$1.30	$1.44	$1.24
Dividends declared	$0.85	$0.85	$0.94	$0.94
Market price:
— High	$93.61	$96.73	$91.40	$91.81
— Low	$84.33	$86.05	$82.86	$83.81

	2012 Quarters
(in millions, except per share data)	1st	2nd	3rd	4th
Net revenues	$18,022	$20,037	$19,592	$19,742
Gross profit	$5,006	$5,454	$5,336	$5,208
Net earnings attributable to PMI	$2,161	$2,317	$2,227	$2,095
Per share data:
Basic EPS	$1.25	$1.36	$1.32	$1.25
Diluted EPS	$1.25	$1.36	$1.32	$1.25
Dividends declared	$0.77	$0.77	$0.85	$0.85
Market price:
— High	$88.86	$91.05	$93.60	$94.13
— Low	$72.85	$81.10	$86.11	$82.10

Basic and diluted EPS are computed independently for each of the periods presented. Accordingly, the sum of the quarterly EPS amounts may not agree to the total for the year.
During 2013 and 2012, PMI recorded the following pre-tax charges in earnings:

	2013 Quarters
(in millions)	1st	2nd	3rd	4th
Asset impairment and exit costs	$3	$5	$—	$301

	2012 Quarters
(in millions)	1st	2nd	3rd	4th
Asset impairment and exit costs	$8	$8	$34	$33

See Note 5. Asset Impairment and Exit Costs for additional information on these pre-tax charges.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
Philip Morris International Inc. and Subsidiaries:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, comprehensive earnings, stockholders’ (deficit) equity, and cash flows, present fairly, in all material respects, the financial position of Philip Morris International Inc. and its subsidiaries (“PMI”) at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, PMI maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). PMI’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on PMI’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
PricewaterhouseCoopers SA

/S/ BARRY J. MISTHAL	/S/ FELIX ROTH
Barry J. Misthal	Felix Roth

Lausanne, Switzerland
February 6, 2014

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
Management assessed the effectiveness of PMI’s internal control over financial reporting as of December 31, 2013. Management based this assessment on criteria for effective internal control over financial reporting described in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of PMI’s internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors.
Based on this assessment, management determined that, as of December 31, 2013, PMI maintained effective internal control over financial reporting.
PricewaterhouseCoopers SA, an independent registered public accounting firm, who audited and reported on the consolidated financial statements of PMI included in this report, has audited the effectiveness of PMI’s internal control over financial reporting as of December 31, 2013, as stated in their report herein.
February 6, 2014